As filed with the Securities and Exchange Commission on February 4, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SVF Investment Corp. 3*

(Exact name of registrant as specified in its charter)

Cayman Islands*	6770	98-1572401
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Circle Star Way

San Carlos

California 94070, United States

Telephone: (650)-562-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ioannis Pipilis

c/o SVF Sponsor III (DE) LLC

1 Circle Star Way

San Carlos California 94070

(650)-562-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David S. Huntington Jeffrey D. Marell Austin S. Pollet Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Telephone: (212) 373-3000	Corey C. Dufresne General Counsel Warehouse Technologies LLC 200 Research Drive Wilmington, MA 01887 Telephone: (978) 284-2800	Robert W. Downes George J. Sampas Matthew B. Goodman Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Telephone: (212) 558-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the Business Combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*

Immediately prior to the consummation of the Business Combination described in the proxy statement/prospectus, SVF Investment Corp. 3 intends to effect a deregistration under Part XII of the Cayman Islands Companies Act (2021 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which SVF Investment Corp. 3’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “Symbotic Inc.” in connection with the Business Combination, as further described in the proxy statement/prospectus. As used in the proxy statement/prospectus, the term “registrant” refers to SVF Investment Corp. 3 (a Cayman Islands exempted company), prior to the Domestication, and to the Post-Combination Company (a Delaware corporation), following the Domestication. As used herein, “Post-Combination Company” refers to SVF Investment Corp. 3 as a Delaware corporation by way of continuation following the Domestication and the Business Combination, which in connection with the Domestication and simultaneously with the Business Combination, will change its corporate name to “Symbotic Inc.”

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

DATED FEBRUARY 4, 2022, SUBJECT TO COMPLETION

Dear Shareholder:

On December 12, 2021, (a) SVF Investment Corp. 3 (“SVF 3”) and Saturn Acquisition (DE) Corp. (“Merger Sub”), a wholly owned subsidiary of SVF 3, entered into an Agreement and Plan of Merger (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) with Warehouse Technologies LLC (“Warehouse”) and Symbotic Holdings LLC, a wholly owned subsidiary of Warehouse (“Symbotic Holdings”, and together with Warehouse and its other subsidiaries, “Symbotic”), and (b) Warehouse and Symbotic Holdings entered into an Agreement and Plan of Merger (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Company Merger Agreement”). If the Company Merger Agreement, the Merger Agreement, the transactions contemplated thereby and the related matters described herein are adopted by our shareholders and Warehouse’s unitholders, as applicable, (i) Warehouse will merge with and into Symbotic Holdings (the “Company Reorganization”), with Symbotic Holdings surviving the merger (sometimes hereinafter referred to as “Interim Symbotic”) and (ii) immediately thereafter, Merger Sub will merge with and into Interim Symbotic (the “Merger,” and, together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Interim Symbotic surviving the merger as a subsidiary of the Post-Combination Company (“New Symbotic Holdings”). Prior to the consummation of the Merger (the “Closing”), SVF 3 will transfer by way of continuation from the Cayman Islands and domesticate as a Delaware corporation (the “Domestication”). Following the Domestication and simultaneously with the Business Combination, SVF 3 will change its corporate name to “Symbotic Inc.” (the “Post-Combination Company” or “Symbotic Inc.”).

The organizational structure following the Closing will be what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies (such as Warehouse) undertaking an initial public offering. The Up-C structure allows unitholders of Warehouse to retain their direct equity ownership in New Symbotic Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of common units of New Symbotic Holdings (the “New Symbotic Holdings Common Units”) following the Closing.

The aggregate consideration to be paid to unitholders of Warehouse in the Business Combination will be based on an equity value for Warehouse (the “Equity Value”) equal to the sum of (i) $4,500,000,000, plus (ii) the Repurchase Amount, plus (iii) the amount of any cash received or paid by Warehouse on or prior to the Closing in connection with the settlement of any Warehouse warrants currently outstanding, which amount is currently $173,795,651 (the “Net Warrant Exercise Proceeds”). The Repurchase Amount is an amount equal to (i) $126,000,000 plus (ii) the Net Warrant Exercise Proceeds, provided that the Repurchase Amount shall not exceed $300,000,000 or be less than $0. The Repurchase Amount is currently expected to be approximately $300,000,000.

In connection with the Company Reorganization, each unit of Warehouse, other than any units of Warehouse with respect to which appraisal or dissenters’ rights shall have been perfected and not waived, withdrawn or lost, will be converted into the right to receive a number of common units of Interim Symbotic (the “Interim Symbotic Common Units”) equal to (i) the amount such unit of Warehouse would have been entitled to receive had the Equity Value been distributed in cash pursuant to the Fifth Amended and Restated Limited Liability Company Agreement of Warehouse, dated as of April 30, 2021, divided by (ii) $10.00.

Immediately after the consummation of the Company Reorganization, in connection with the Merger, each Interim Symbotic Common Unit issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into:

a)

the right to receive a number of New Symbotic Holdings Common Units (deemed to have a value of $10.00 per unit) equal to the quotient of: (i) the Equity Value, divided by (ii) $10.00, divided by (iii) the number of Interim Symbotic Common Units issued and outstanding on a fully diluted basis immediately prior to the Effective Time;

b)	with respect to Interim Symbotic Common Units held by Richard B. Cohen (the “Symbotic Founder”), certain family members of the Symbotic Founder and certain affiliated entities and trusts of the

Symbotic Founder and his family members, the right to receive a number of the Post-Combination Company’s Class V-3 common stock, par value $0.0001 per share, equal to the number of New Symbotic Holdings Common Units received by such party pursuant to the foregoing clause (a);

c)

with respect to Interim Symbotic Common Units held by holders other than those set forth in the foregoing clause (b), the right to receive a number of the Post-Combination Company’s Class V-1 common stock, par value $0.0001 per share, equal to the number of New Symbotic Holdings Common Units received by such party pursuant to the foregoing clause (a); and

d)	the contingent right to receive certain earnout interests.

Following the Closing, holders of New Symbotic Holdings Common Units (other than Symbotic Inc.) will, subject to certain limitations, have the right to cause New Symbotic Holdings to acquire all or a portion of their New Symbotic Holdings Common Units and corresponding shares of Class V-1 common stock or Class V-3 common stock of Symbotic Inc., which may be settled for, at Symbotic Inc.’s election, (i) one share of Class A common stock of Symbotic Inc., subject to conversion rate adjustments for stock splits, stock dividends and reclassification, or (ii) an equivalent amount of cash. These acquisitions of New Symbotic Holdings Common Units will provide potential future tax benefits for Symbotic Inc. and for the holders of New Symbotic Holdings Common Units at the Closing.

Following (but on the date of) the Closing, pursuant to the Unit Purchase Agreement between SVF 3, Warehouse, Symbotic Holdings and certain affiliated entities and trusts of the Symbotic Founder and his family members, the Post-Combination Company will purchase from such affiliated entities and trusts of the Symbotic Founder and his family members an aggregate number of New Symbotic Holdings Common Units equal to the Repurchase Amount, divided by $10.00 (such New Symbotic Holdings Common Units, the “Purchase Units”), in each case, at a price of $10.00 per Purchase Unit in cash (the “Unit Purchase”).

Based on the number of units of Warehouse outstanding and the number of units of Symbotic Holdings outstanding, in each case as of February 4, 2022, (i) the estimated exchange ratio of New Symbotic Holdings Common Units for each unit of Symbotic Holdings is 1.0 and (ii) holders of Interim Symbotic Common Units as of immediately prior to the Closing will hold (through their ownership of the Post-Combination Company’s Class V-1 common stock and Class V-3 common stock), directly or indirectly, in the aggregate, approximately 86% of the issued and outstanding shares of the Post-Combination Company’s common stock immediately following the Closing and the consummation of the Unit Purchase, assuming No Redemptions. SVF 3’s Class A ordinary shares are publicly traded on the Nasdaq Capital Market (“NASDAQ”) under the symbol “SVFC.” We intend to apply to list the Post-Combination Company’s Class A common stock on NASDAQ under the symbol “SYM” upon the Closing.

In connection with the execution of the Merger Agreement, SVF 3 entered into subscription agreements (collectively, the “Subscription Agreements”) with certain parties subscribing for shares of the Post-Combination Company’s Class A common stock (the “Subscribers”) pursuant to which the Subscribers have agreed to purchase, and SVF 3 has agreed to sell to the Subscribers, an aggregate of 20,500,000 shares of Class A common stock at a purchase price of $10.00 per share for an aggregate purchase price of $205,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

SVF 3 will hold an extraordinary general meeting of shareholders in lieu of the 2022 annual general meeting of shareholders (the “Extraordinary General Meeting”) to consider matters relating to the proposed Business Combination. SVF 3, Merger Sub, Warehouse and Symbotic Holdings cannot complete the Business Combination unless SVF 3’s shareholders consent to the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of the Post-Combination Company’s common stock to be issued as the merger consideration and the Domestication, and Warehouse’s unitholders consent to the adoption and approval of the Merger Agreement, the Company Merger Agreement and the transactions contemplated thereby.

SVF 3 is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

The Extraordinary General Meeting will be held at 9:00 a.m. eastern time, on                 , 2022, in virtual format. For the purposes of SVF 3’s amended and restated memorandum and articles of association, the physical location of the meeting shall be at the offices of Walkers (190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands).

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. To ensure your representation at the Extraordinary General Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote in person (which would include presence at a virtual meeting) at the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

The SVF 3 board of directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that SVF 3 shareholders vote “FOR” the approval of the Merger Agreement and the Business Combination generally, “FOR” the Domestication, “FOR” the issuance of common stock to be issued as the merger consideration and “FOR” the other matters to be considered at the Extraordinary General Meeting.

This proxy statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about SVF 3, Warehouse and Symbotic Holdings and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors ” section beginning on page 26 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Morrow Sodali, SVF 3’s proxy solicitor, at (800) 662-5200.

Sincerely,

Ioannis Pipilis
Chairman of the Board and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination, the issuance of common stock in connection with the Business Combination or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                 , 2022, and is first being mailed to shareholders of SVF 3 on or about                , 2022.

SVF INVESTMENT CORP. 3

1 Circle Star Way

San Carlos, California 94070

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS IN LIEU OF THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON                , 2022

TO THE SHAREHOLDERS OF SVF INVESTMENT CORP. 3:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders in lieu of the 2022 annual general meeting of shareholders of SVF Investment Corp. 3 (“SVF 3”), a Cayman Islands exempted company, will be held at 9:00 a.m. eastern time, on                , 2022, in virtual format (the “Extraordinary General Meeting”). For the purposes of SVF 3’s amended and restated memorandum and articles of association (the “Articles”), the physical location of the meeting shall be at the offices of Walkers (190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands). You are cordially invited to attend the Extraordinary General Meeting, which will be held for the following purposes:

(1) The Business Combination Proposal—To consider and vote upon a proposal to approve, by ordinary resolution under Cayman Islands law, the Business Combination and adopt the Agreement and Plan of Merger, dated as of December 12, 2021 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among SVF 3, Saturn Acquisition (DE) Corp., a wholly owned subsidiary of SVF 3 (“Merger Sub”), Warehouse Technologies LLC (“Warehouse”) and Symbotic Holdings LLC, a wholly owned subsidiary of Warehouse (“Symbotic Holdings,” and, together with Warehouse and its other subsidiaries, “Symbotic”), and the transactions contemplated thereby, pursuant to which, among other things, (a) SVF 3 will deregister as an exempted company in the Cayman Islands and continue and domesticate as a corporation in the State of Delaware, (b) Merger Sub will merge with and into Interim Symbotic (as defined herein) with Interim Symbotic surviving the merger as a subsidiary of the Post-Combination Company (the “Merger,” and, together with the Domestication (as defined herein) and the other transactions contemplated by the Merger Agreement, the “Business Combination”). A copy of the Merger Agreement is attached to this proxy statement/prospectus (the “proxy statement/prospectus”) as Annex A (Proposal No. 1);

(2) The Domestication Proposal—To consider and vote upon a proposal to approve, by special resolution under Cayman Islands law, assuming the Business Combination Proposal is approved and adopted, the change of SVF 3’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (Proposal No. 2);

(3) The Organizational Documents Proposal—To consider and vote upon a proposal to approve and adopt, by special resolution under Cayman Islands law, assuming the Business Combination Proposal and the Domestication Proposal are approved and adopted, the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws,” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of SVF 3 following the consummation of the Business Combination (the “Post-Combination Company” or “Symbotic Inc.”), which, if approved, would take effect at the time of the Domestication (Proposal No. 3);

(4) The Governance Proposals—To consider and vote upon, by ordinary resolution under Cayman Islands law, on a non-binding advisory basis, separate proposals with respect to certain governance provisions in the Proposed Charter in order to give holders of SVF 3’s ordinary shares the opportunity to present their separate views on important corporate governance procedures (Proposal No. 4);

(5) The Director Election Proposal—To consider and vote upon a proposal to elect, by ordinary resolution under Cayman Islands law, seven directors to serve on the Board of Directors of the Post-Combination Company until the 2023 annual meeting of stockholders or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death (Proposal No. 5);

(6) The Merger Issuance Proposal—To consider and vote upon a proposal to approve, by ordinary resolution under Cayman Islands law, for purposes of complying with applicable listing rules of the Nasdaq Capital Market (“NASDAQ”), the issuance of shares of common stock pursuant to the Business Combination (Proposal No. 6);

(7) The Subscription Agreements Proposal—To consider and vote upon a proposal to approve, by ordinary resolution under Cayman Islands law, for purposes of complying with applicable listing rules of NASDAQ, the issuance of shares of Class A common stock pursuant to the Subscription Agreements (as defined herein) (Proposal No. 7);

(8) The Incentive Compensation Plan Proposal—To consider and vote upon a proposal to approve and adopt, by ordinary resolution under Cayman Islands law, the Incentive Compensation Plan (as defined herein) (Proposal No. 8);

(9) The ESPP Proposal—To consider and vote upon a proposal to approve and adopt, by ordinary resolution under Cayman Islands law, the ESPP (as defined herein) (Proposal No. 9); and

(10) The Adjournment Proposal—To consider and vote upon a proposal to approve, by ordinary resolution under Cayman Islands law, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies (i) to ensure that any required supplement or amendment to the proxy statement or prospectus is provided to SVF 3’s shareholders, and/or (ii) in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal or the ESPP Proposal, or we determine that one or more of the closing conditions to Merger Agreement is not satisfied or waived (Proposal No. 10).

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of SVF 3 ordinary shares at the close of business on                , 2022 (the “SVF 3 Record Date”) are entitled to notice of the Extraordinary General Meeting and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments or postponements of the Extraordinary General Meeting.

Pursuant to SVF 3’s existing Articles, SVF 3 will provide holders of its Public Shares (as defined herein) with the opportunity to redeem their Public Shares (which would become shares of Class A common stock in the Post-Combination Company in the Domestication) for cash equal to their pro rata share of the aggregate amount on deposit in SVF 3’s Trust Account (as defined herein), which holds the proceeds of the SVF 3 IPO (as defined herein), as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to SVF 3 to pay its taxes). For illustrative purposes, based on funds in the Trust Account of approximately $320.0 million on December 31, 2021, the estimated per share redemption price would have been approximately $10.00, excluding additional interest earned on the funds held in the Trust Account and not previously released to SVF 3 to pay its taxes. Public Shareholders (as defined herein) may elect to redeem their shares even if they vote for the Business Combination Proposal. A Public Shareholder, together with any affiliate or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of SVF 3. Accordingly, all Public Shares in excess of 15% held by a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of SVF 3. SVF Sponsor III (DE) LLC, a Delaware limited liability company (the “Sponsor”), and SVF 3’s directors and officers have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares they may hold. Currently, the Initial Shareholders (as defined herein) and SVF 3’s directors and officers own 22.3% of SVF 3’s ordinary shares, consisting of the Founder Shares (as defined herein), the Private

Placement Shares (as defined herein) and 112,500 Public Shares. Founder Shares and Private Placement Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor and SVF 3’s directors and officers have agreed to vote any ordinary shares owned by them in favor of each of the proposals presented at the Extraordinary General Meeting.

After careful consideration, SVF 3’s board of directors has determined that the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Governance Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal and the Adjournment Proposal are fair to and in the best interests of SVF 3 and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Governance Proposals, “FOR” the Director Election Proposal, “FOR” the Merger Issuance Proposal, “FOR” the Subscription Agreements Proposal, “FOR” the Incentive Compensation Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, if presented.

Consummation of the Business Combination is conditional on approval of each of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal and the ESPP Proposal. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to shareholders for a vote. The Adjournment Proposal is not conditioned on the approval of any other proposal and may be brought before the Extraordinary General Meeting as the first proposal to be voted on. The proxy statement/prospectus accompanying this notice explains the Merger Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Extraordinary General Meeting. Please review the proxy statement/prospectus carefully.

All SVF 3 shareholders are cordially invited to attend the Extraordinary General Meeting in virtual format. SVF 3 shareholders may attend, vote and examine the list of SVF 3 shareholders entitled to vote at the Extraordinary General Meeting by visiting                 and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. In light of public health concerns regarding the coronavirus (“COVID-19”) pandemic, the Extraordinary General Meeting will be held in virtual meeting format and it is recommended that you do not attend the Extraordinary General Meeting physically. To ensure your representation at the Extraordinary General Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Extraordinary General Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Ioannis Pipilis
Chairman of the Board and Chief Executive Officer

If you return your proxy card without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals. To exercise your redemption rights, you must elect to have SVF 3 redeem your shares for a pro rata portion of the funds held in the Trust Account and tender your shares to SVF 3’s transfer agent at least two business days prior to the vote at the Extraordinary General Meeting. You may tender your shares by either delivering your share certificate to the transfer agent or by delivering your shares electronically using the Depository Trust Company’s DWAC (deposit and withdrawal at custodian) system. If the Business

Combination is not completed, then these shares will not be redeemed for cash. If you hold the shares in street name, you will need to instruct the account executive at your banks or brokers to withdraw the shares from your account in order to exercise your redemption rights. See “SVF 3’s Extraordinary General Meeting of Shareholders in lieu of the 2022 Annual General Meeting of Shareholders—Redemption Rights” for more specific instructions.

i

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus.

If you have questions about the Business Combination or the Extraordinary General Meeting, or if you need to obtain copies of the enclosed proxy statement/prospectus, proxy card or other documents incorporated by reference in the proxy statement/prospectus, you may contact SVF 3’s proxy solicitor listed below. You will not be charged for any of the documents you request.

Morrow Sodali

333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: SVFC.info@investor.morrowsodali.com

In order for you to receive timely delivery of the documents in advance of the Extraordinary General Meeting to be held on                  , 2022, you must request the information no later than five business days prior to the date of the Extraordinary General Meeting, by                , 2022.

For a more detailed description of the information incorporated by reference in the enclosed proxy statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 288 of the enclosed proxy statement/prospectus.

BASIS OF PRESENTATION AND GLOSSARY

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires, references to:

“Articles” are to SVF 3’s amended and restated memorandum and articles of association (attached hereto as Annex F);

“Board” are to the board of directors of SVF 3 prior to the Business Combination, and the board of directors of the Post-Combination Company after the Business Combination;

“Business Combination” are to the Merger, the Domestication and the other transactions contemplated by the Merger Agreement;

“Class V-1 common stock” are to the shares of Class V-1 common stock, par value $0.0001 per share, of the Post-Combination Company;

“Class V-3 common stock” are to the shares of Class V-3 common stock, par value $0.0001 per share, of the Post-Combination Company;

“Closing” are to the consummation of the Merger;

“Closing Date” are to the date on which the Closing occurs;

“Code” are to the Internal Revenue Code of 1986, as amended;

“Company Merger Agreement” are to the Agreement and Plan of Merger, dated as of December 12, 2021, by and between Warehouse and Symbotic Holdings, as it may be amended and/or restated from time to time;

“Company Reorganization” are to the merger of Warehouse with and into Symbotic Holdings, with Symbotic Holdings surviving the merger;

“Completion Window” are to the period following the completion of the SVF 3 IPO at the end of which, if SVF 3 has not completed its initial business combination, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to SVF 3 to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SVF 3’s remaining shareholders and the Board, dissolve and liquidate, subject in the case of clauses (ii) and (iii), to SVF 3’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Completion Window ends on March 11, 2023;

“Condition Precedent Proposals” are to the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal and the ESPP Proposal;

“DGCL” are to the Delaware General Corporation Law, as amended;

“Domestication” refers to the continuation of SVF 3 by way of domestication of SVF 3 into a Delaware corporation, with the ordinary shares of SVF 3 becoming shares of common stock of the Delaware corporation under the applicable provisions of the Cayman Islands Companies Act (2021 Revision) and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Proposed Charter (substantially in the form attached hereto as Annex B) consistent with the DGCL and changing the name and registered office of SVF 3;

“Earnout Interests” are to the contingent rights of holders of outstanding Interim Symbotic Common Units as of the Effective Time to receive up to an aggregate of 20,000,000 New Symbotic Holdings Common Units and an equal number of shares of the Post-Combination Company’s Class V-1 common stock (or such other shares or other securities into which such New Symbotic Holdings Common Units and/or the Post-Combination Company’s Class V-1 common stock are converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time);

“Effective Time” are to the effective time of the Merger;

“Equity Value” are to an equity value for Warehouse equal to the sum of (i) $4,500,000,000, plus (ii) the Repurchase Amount, plus (iii) the Net Warrant Exercise Proceeds;

“ESPP” are to the Symbotic Inc. 2022 Employee Stock Purchase Plan;

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“Forward Purchase Investor” are to SVF II SPAC Investment 3 (DE) LLC, an affiliate of the Sponsor and a party to the forward purchase agreement;

“Founder Shares” are to SVF 3’s Class B ordinary shares and SVF 3’s Class A ordinary shares issued upon the automatic conversion thereof at the time of SVF 3’s initial business combination as provided herein. The 8,000,000 Founder Shares are held of record by the Initial Shareholders as of the SVF 3 Record Date;

“GAAP” are to generally accepted accounting principles in the United States, as applied on a consistent basis.

“Initial Shareholders” are to the Sponsor and certain directors of SVF 3 who hold Founder Shares as of the date of this proxy statement/prospectus;

“Interim Symbotic” are to Symbotic Holdings following the consummation of the Company Reorganization and prior to the consummation of the Business Combination;

“Interim Symbotic Common Units” are to common units of Interim Symbotic;

“Investment Company Act” are to the Investment Company Act of 1940, as amended;

“Merger” are to the merger of Merger Sub with and into Interim Symbotic with Interim Symbotic surviving the merger as a subsidiary of the Post-Combination Company;

“Merger Agreement” are to the Agreement and Plan of Merger, dated as of December 12, 2021, by and among SVF 3, Merger Sub, a wholly owned subsidiary of SVF 3, Warehouse and Symbotic Holdings, as it may be amended and/or restated from time to time;

“Merger Sub” are to Saturn Acquisition (DE) Corp.;

“Minimum Cash Condition” are to the requirement of SVF 3 to have at least $350,000,000 of Closing SVF Cash (as defined in the Merger Agreement);

v

“New Symbotic Holdings” are to Symbotic Holdings following the consummation of the Company Reorganization and the Business Combination;

“New Symbotic Holdings Common Units” are to common units of New Symbotic Holdings;

“New Symbotic Holdings LLC Agreement” are to New Symbotic Holdings’ Second Amended and Restated LLC Agreement;

“Net Warrant Exercise Proceeds” are to the amount of any cash received or paid by Warehouse on or prior to the Closing in connection with the settlement of any Warehouse warrants currently outstanding, which amount is currently $173,795,651;

“ordinary resolution” means a resolution of SVF 3 adopted by the affirmative vote of at least a majority of the votes cast by the holders of the issued shares present in person or represented by proxy at a general meeting of SVF 3 and entitled to vote on such matter, or a resolution approved in writing by all of the holders of the issued shares entitled to vote on such matter;

“ordinary shares” are to SVF 3’s Class A ordinary shares and Class B ordinary shares;

“PIPE Investment” are to the transactions contemplated by the Subscription Agreements, pursuant to which the Subscribers have agreed to purchase, and SVF 3 has agreed to sell to the Subscribers, an aggregate of 20,500,000 shares of Class A common stock at a purchase price of $10.00 per share for an aggregate purchase price of $205,000,000;

“Post-Combination Company” and “Symbotic Inc.” are to SVF 3 following the consummation of the Business Combination;

“Private Placement Shares” are to the 1,040,000 SVF 3 Class A ordinary shares purchased by the Sponsor at the time of the SVF 3 IPO;

“Public Shares” are to shares of SVF 3’s Class A ordinary shares sold in the SVF 3 IPO (whether they were purchased in the SVF 3 IPO or thereafter in the open market);

“Public Shareholders” are to the holders of SVF 3’s Public Shares, including the Sponsor and SVF 3’s directors and officers to the extent the Sponsor and SVF 3’s directors or officers hold Public Shares; provided, that each of their status as a “Public Shareholder” shall only exist with respect to such Public Shares;

“Repurchase Amount” are to an amount equal to (i) $126,000,000 plus (ii) the Net Warrant Exercise Proceeds, provided that the Repurchase Amount shall not exceed $300,000,000 or be less than $0; the Repurchase Amount is currently expected to be approximately $300,000,000;

“SEC” are to the Securities and Exchange Commission;

“Securities Act” are to the Securities Act of 1933, as amended;

“special resolution” means a resolution of SVF 3 adopted by the affirmative vote of at least a two-thirds (2/3) majority (or such higher threshold as specified in the Articles) of the votes cast by the holders of the issued shares present in person or represented by proxy at a general meeting of SVF 3 and entitled to vote on such matter, or a resolution approved in writing by all of the holders of the issued shares entitled to vote on such matter;

“Sponsor” are to SVF Sponsor III (DE) LLC, a Delaware limited liability company;

“Sponsor Support Agreement” are to the Sponsor Support Agreement, dated December 12, 2021, among Warehouse, Sponsor and SVF 3’s directors and officers;

“SVF 3” are to SVF Investment Corp. 3;

“SVF 3 Board” are to the board of directors of SVF 3;

“SVF 3 IPO” are to the initial public offering of 32,000,000 Class A ordinary shares by SVF 3 which closed on March 11, 2021;

“SVF 3 Trust Agreement” is to the Investment Management Trust Agreement, dated as of March 8, 2021, between SVF 3 and Continental Stock Transfer & Trust Company, as trustee.

“Symbotic Holdings” are to Symbotic Holdings LLC;

“Symbotic” are to Warehouse and its subsidiaries, including Symbotic Holdings, Symbotic LLC and Symbotic Canada ULC;

“Trust Account” are SVF 3’s trust account, which contains the net proceeds of the SVF 3 IPO and a portion of the proceeds of the Private Placement Shares;

“Warehouse” are to Warehouse Technologies LLC;

“we,” “us” and “our” are to SVF 3 prior to the consummation of the Business Combination and the Post-Combination Company following the consummation of the Business Combination; and

“Working Capital Loans” are loans made to SVF 3 by Sponsor or an affiliate of our Sponsor or certain of our directors and officers in order to finance transaction costs in connection with SVF 3’s initial business combination, up to $2,000,000 of which may be convertible into Class A ordinary shares of the post-business combination entity at a price of $10.00 per share at the option of the lender.

Unless specified otherwise, amounts in this proxy statement/prospectus are presented in United States (“U.S.”) dollars.

Defined terms in the financial statements contained in this proxy statement/prospectus have the meanings ascribed to them in the financial statements.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

SVF 3, Warehouse, Symbotic Holdings and their subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

INDUSTRY AND MARKET DATA

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to Symbotic prior to the consummation of the Business Combination, which will be the business of Symbotic Inc. and its subsidiaries following the consummation of the Business Combination.

Unless otherwise indicated, information in this proxy statement/prospectus concerning economic conditions, our industry, the markets in which we operate and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. Certain of these sources were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry and the markets in which we operate, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information, and these sources generally state that the information they contain has been obtained from sources believed to be reliable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

In particular, certain information identified in this proxy statement/prospectus is contained in the following third-party industry sources:

•	insightQuote’s 2021 Warehousing Cost Survey Reveals Expected Increases as Pandemic Fuels Fulfillment Industry Growth, May 2021, WarehousingAndFulfillment.com;

•	Warehousing and Fulfillment 2017 Warehouse Costs and Pricing Survey, August 2017, WarehousingAndFulfillment.com; and

•	Annual Total Separations Rates by Industry and Region, March 2021, U.S. Bureau of Labor Statistics.

We also identify certain information in this proxy statement/prospectus from the following third-party industry source, which was commissioned by us (not in connection with the preparation of this proxy statement/prospectus or the registration statement of which it forms a part):

•	Total & Strategic Addressable Market: US, Canada and Europe, August 2021, SWD Advisory.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of SVF 3 and Symbotic. These statements are based on the beliefs and assumptions of the management of SVF 3 and Symbotic. Although SVF 3 and Symbotic believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither SVF 3 nor Symbotic can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “might,” “will,” “should,” “seeks,” “plans,” “scheduled,” “possible,” “anticipates” or “intends” or similar expressions. Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about the ability of SVF 3 and Symbotic prior to the Business Combination, and the Post-Combination Company following the Business Combination, to:

•	meet the closing conditions required under the Merger Agreement, including approval by shareholders of SVF 3 and unitholders of Warehouse on the expected terms and schedule;

•	meet the technical requirements of existing or future supply agreements with its customers, including with respect to existing backlog;

•	realize the benefits expected from the Business Combination;

•	expand its target customer base and maintain its existing customer base;

•	anticipate industry trends;

•	maintain and enhance its platform;

•	execute its growth strategy;

•	develop, design and sell systems that are differentiated from those of competitors;

•	execute its research and development strategy;

•	acquire, maintain, protect and enforce intellectual property;

•	attract, train and retain effective officers, key employees or directors;

•	comply with laws and regulations applicable to its business;

•	stay abreast of modified or new laws and regulations applying to its business;

•	successfully defend litigation;

•	meet NASDAQ listing standards following the consummation of the Business Combination;

•	issue equity securities in connection with the transaction;

•	successfully deploy the proceeds from the Business Combination;

•	meet future liquidity requirements and, if applicable, comply with restrictive covenants related to long-term indebtedness;

•	anticipate rapid technological changes; and

•	effectively respond to general economic and business conditions.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in

x

addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus, could affect the future results of SVF 3 and Symbotic prior to the Business Combination, and the Post-Combination Company following the Business Combination, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/prospectus:

•	any delay in closing the Business Combination;

•	the effects of pending and future legislation;

•	risks related to disruption of management time from ongoing business operations due to the transaction;

•	business disruption following the Business Combination;

•	risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVF 3 and Symbotic;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any of the Subscription Agreements;

•	the amount of redemption requests made by shareholders of SVF 3;

•	the effect of the announcement or pendency of the transaction on Symbotic’s business relationships, performance, and business generally;

•	the amount of the costs, fees, expenses and other charges related to the Business Combination;

•	disruption to the business due to the Post-Combination Company’s dependency on Walmart Inc.;

•	increasing competition in the warehouse automation industry;

•	any delays in the design, production or launch of our systems and products;

•	the failure to meet customers’ requirements under existing or future contracts or customer’s expectations as to price or pricing structure;

•	any defects in new products or enhancements to existing products;

•

the fluctuation of operating results from period to period due to a number of factors, including the pace of customer adoption of our new products and services and any changes in our product mix that shift too far into lower gross margin products;

•	other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and

•	risks related to SVF 3’s restatement of financials.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of SVF 3 and Symbotic prior to the Business Combination, and the Post-Combination Company following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can SVF 3 or Symbotic assess the impact of all such risk factors on the business of SVF 3 and Symbotic prior to the Business Combination, and the Post-Combination Company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to SVF 3 or Symbotic or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. SVF 3 and Symbotic prior to the Business Combination, and the Post-Combination Company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of SVF 3 or Symbotic, as applicable, on the relevant subject. These statements are based upon information available to SVF 3 or Symbotic, as applicable, as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that SVF 3 or Symbotic, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Business Combination, the Extraordinary General Meeting and the proposals to be presented at the Extraordinary General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to SVF 3 shareholders. You are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the Business Combination, the voting procedures for the Extraordinary General Meeting.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:

SVF 3 shareholders are being asked to consider, and vote upon, certain proposals in connection with the Business Combination and the other matters to be considered at the Extraordinary General Meeting.

The Business Combination cannot be completed unless SVF 3’s shareholders approve the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal and the ESPP Proposal (collectively, the “Condition Precedent Proposals”) set forth in this proxy statement/prospectus for their approval. Information about the Extraordinary General Meeting, the Business Combination and the other matters to be considered by shareholders at the Extraordinary General Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement of SVF 3 and a prospectus of SVF 3. It is a proxy statement because the board of directors of SVF 3 is soliciting proxies using this proxy statement/prospectus from its shareholders. It is a prospectus because SVF 3, in connection with the Business Combination, is offering shares of the Post-Combination Company’s common stock that will be issued upon the conversion of the ordinary shares in the Domestication and as the merger consideration. See “The Merger Agreement—Merger Consideration.”

Q:	WHAT IS THE BUSINESS COMBINATION?

A:

On December 12, 2021, (a) SVF 3 and Merger Sub, a wholly owned subsidiary of SVF 3, entered into the Merger Agreement with Warehouse and Symbotic Holdings, a wholly owned subsidiary of Warehouse and (b) Warehouse and Symbotic Holdings entered into the Company Merger Agreement. If the Company Merger Agreement, the Merger Agreement, the transactions contemplated thereby and the related matters described herein are adopted by our shareholders and Warehouse’s unitholders, as applicable, (i) Warehouse will merge with and into Symbotic Holdings, with Symbotic Holdings surviving the merger (sometimes referred to as “Interim Symbotic”) and (ii) immediately thereafter, Merger Sub will merge with and into Interim Symbotic, with Interim Symbotic surviving the merger as a subsidiary of the Post-Combination Company. Prior to the consummation of the Merger (the “Closing”), SVF 3 will transfer by way of continuation from the Cayman Islands and domesticate as a Delaware corporation (the “Domestication”). Following the Domestication and simultaneously with the Closing, SVF 3 will change its corporate name to “Symbotic Inc.”

SVF 3 will hold the Extraordinary General Meeting to, among other things, obtain the approvals required for the Business Combination. You are receiving this proxy statement/prospectus in connection with such meeting. See “The Merger Agreement.” In addition, a copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A. We urge you to read carefully this proxy statement/prospectus, including the Annexes and the other documents referred to herein, in their entirety.

Q:	WHAT WILL WAREHOUSE UNITHOLDERS RECEIVE IN THE COMPANY REORGANIZATION AND THE BUSINESS COMBINATION?

A:

The aggregate consideration to be paid to unitholders of Warehouse in the Business Combination will be based on an Equity Value equal to the sum of (i) $4,500,000,000, plus (ii) the Repurchase Amount, plus (iii) the amount of any cash received or paid by Warehouse on or prior to the Closing in connection with the settlement of any Warehouse warrants currently outstanding, which amount is currently $173,795,651 (the “Net Warrant Exercise Proceeds”). The Repurchase Amount is an amount equal to (i) $126,000,000 plus (ii) the Net Warrant Exercise Proceeds, provided that the Repurchase Amount shall not exceed $300,000,000 or be less than $0. The Repurchase Amount is currently expected to be approximately $300,000,000.

If the Company Reorganization is completed, each unit of Warehouse, including the Class A Common Units, the Class C Common Units, the Class B Preferred Units, the Class B-1 Preferred Units and the Class B-2 Preferred Units (collectively, the “Warehouse Units”), other than any Warehouse Units that are issued and outstanding immediately prior to the effective time of the Company Reorganization and in respect of which appraisal or dissenters’ rights shall have been perfected and not waived, withdrawn or lost (the “Warehouse Dissenting Units”), will be converted into the right to receive a number of Interim Symbotic Common Units equal to (i) the amount such Warehouse Unit would have been entitled to receive had the Equity Value been distributed in cash pursuant to the Fifth Amended and Restated Limited Liability Company Agreement of Warehouse, dated as of April 30, 2021 (the “Warehouse LLCA”), divided by (ii) $10.00.

Immediately thereafter, if the Business Combination is completed, each Interim Symbotic Common Unit issued and outstanding immediately prior to the Effective Time will be converted into:

a)

the right to receive a number of common units of New Symbotic Holdings (the “New Symbotic Holdings Common Units”) (deemed to have a value of $10.00 per unit) equal to the quotient of (subject to rounding): (i) the Equity Value, divided by (ii) $10.00, divided by (iii) the number of Interim Symbotic Common Units issued and outstanding on a fully diluted basis immediately prior to the Effective Time;

b)

with respect to Interim Symbotic Common Units held by the Richard B. Cohen (the “Symbotic Founder”), certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members, the right to receive a number of the Post-Combination Company’s Class V-3 common stock, par value $0.0001 per share, equal to the number of New Symbotic Holdings Common Units received by such party pursuant to the foregoing clause (a);

c)

with respect to Interim Symbotic Common Units held by holders other than those set forth in the foregoing clause (b), the right to receive a number of the Post-Combination Company’s Class V-1 common stock, par value $0.0001 per share, equal to the number of New Symbotic Holdings Common Units received by such party pursuant to the foregoing clause (a); and

d)	the contingent right to receive certain Earnout Interests.

Following (but on the date of) the Closing, pursuant to the Unit Purchase Agreement between SVF 3, Warehouse, Symbotic Holdings and certain affiliated entities and trusts of the Symbotic Founder and his family members, the Post-Combination Company will purchase from such affiliated entities and trusts of the Symbotic Founder and his family members an aggregate number of New Symbotic Holdings Common Units equal to the Repurchase Amount, divided by $10.00 (such New Symbotic Holdings Common Units, the “Purchase Units”), in each case, at a price of $10.00 per Purchase Unit in cash (the “Unit Purchase”). For more information, please see “The Business Combination—Other Agreements—Unit Purchase Agreement.”

Based on the number of Warehouse Units outstanding and the number of units of Symbotic Holdings outstanding, in each case as of February 4, 2022, (i) the estimated exchange ratio of New Symbotic Holdings Common Units for each unit of Symbotic Holdings is 1.0 and (ii) holders of Interim Symbotic Common Units as of immediately prior to the Closing will hold (through their ownership of the Post-Combination Company’s Class V-1 common stock and Class V-3 common stock), directly or indirectly, in the aggregate, approximately 86% of the issued and outstanding shares of the Post-Combination Company’s common stock immediately following the Closing and the consummation of the Unit Purchase, assuming no redemptions of Public Shares in connection with the Business Combination (“No Redemptions”).

Q:	WHEN DO YOU EXPECT THE BUSINESS COMBINATION TO BE COMPLETED?

A:

It is currently anticipated that the Business Combination will be consummated promptly following the Extraordinary General Meeting, which is set for                , 2022; however, such meeting could be adjourned, as described herein. Neither SVF 3 nor Warehouse can assure you of when or if the Business Combination will be completed and it is possible that factors outside of the control of both companies could result in the Business Combination being completed at a different time or not at all. SVF 3 must first obtain the approval of its shareholders for certain of the proposals set forth in this proxy statement/prospectus for their approval, Warehouse must first obtain the written consent of its unitholders for the Business Combination and each of SVF 3 and Warehouse must also satisfy or waive other closing conditions. See “The Merger Agreement—Conditions to Closing.”

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:

If SVF 3 does not complete the Business Combination with Warehouse and Symbotic Holdings for whatever reason, SVF 3 would search for another target business with which to complete a business combination. If SVF 3 does not complete the Business Combination with Warehouse and Symbotic Holdings or a business combination with another target business within the Completion Window, SVF 3 must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to SVF 3 to pay taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares. The Initial Shareholders have no redemption rights in the event a business combination is not effected in the Completion Window, and, accordingly, their Founder Shares will be worthless. The Private Placement Shares also have no right to participate in any redemption distribution and will be worthless if no business combination is effected by SVF 3 in the Completion Window.

Q:	WHEN AND WHERE IS THE EXTRAORDINARY GENERAL MEETING?

A:

The Extraordinary General Meeting will be held at 9:00 a.m. eastern time, on                 , 2022, in virtual format. SVF 3 shareholders may attend, vote and examine the list of SVF 3 shareholders entitled to vote at the Extraordinary General Meeting by visiting                 and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. In light of public health concerns regarding the COVID-19 pandemic, the Extraordinary General Meeting will be held in virtual meeting format and it is recommended that you do not attend the Extraordinary General Meeting physically.

For the purposes of the Articles, the physical location of the Extraordinary General Meeting shall be at the offices of Walkers (190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands).

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	The shareholders of SVF 3 are being asked to vote on the following:

1. A proposal to approve and adopt, by way of ordinary resolution, the Business Combination, the Merger Agreement and the transactions contemplated thereby. See the section titled “Proposal No. 1—The Business Combination Proposal.”

2. A proposal to approve, by way of special resolution, the Domestication. See the section titled “Proposal No. 2—The Domestication Proposal.”

3. A proposal to adopt, by way of special resolution, the Proposed Charter and the Proposed Bylaws in the form attached hereto as Annex B and Annex C, respectively. See the section titled “Proposal No. 3—The Organizational Documents Proposal.”

4. A proposal to approve, by way of ordinary resolution, separate proposals with respect to certain governance provisions in the Proposed Charter, which are being separately presented in order to give holders of SVF 3’s ordinary shares the opportunity to present their separate views on important corporate governance procedures and which will be voted upon on a non-binding advisory basis. See the section titled “Proposal No. 4—The Governance Proposals.”

5. A proposal to elect, by way of ordinary resolution, seven directors to serve on the Board until the 2023 annual meeting of stockholders or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. See the section titled “Proposal No. 5—The Director Election Proposal.”

6. A proposal to approve, by way of ordinary resolution, for purposes of complying with applicable listing rules of NASDAQ, the issuance of shares of common stock pursuant to the Business Combination. See the section titled “Proposal No. 6—The Merger Issuance Proposal.”

7. A proposal to approve, by way of ordinary resolution, for purposes of complying with applicable listing rules of NASDAQ, the issuance of shares of Class A common stock pursuant to the Subscription Agreements. See the section titled “Proposal No. 7—The Subscription Agreements Proposal.”

8. A proposal to approve and adopt, by way of ordinary resolution, the Incentive Compensation Plan. See the section titled “Proposal No. 8—The Incentive Compensation Plan Proposal.”

9. A proposal to approve and adopt, by way of ordinary resolution, the ESPP. See the section titled “Proposal No. 9—The ESPP Proposal.”

10. A proposal to approve, by way of ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies (i) to ensure that any required supplement or amendment to the proxy statement or prospectus is provided to SVF 3’s shareholders, and/or (ii) permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Condition Precedent Proposals or we determine that one or more of the closing conditions to Merger Agreement is not satisfied or waived. See the section titled “Proposal No. 10—The Adjournment Proposal.”

SVF 3 will hold the Extraordinary General Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. Shareholders of SVF 3 should read this proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein.

Consummation of the Business Combination is conditional on approval of each of the Condition Precedent Proposals, subject to the terms of the Merger Agreement. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to shareholders for a vote. The Adjournment Proposal is not conditioned on the approval of any other proposal.

The vote of shareholders is important. Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	WHY IS SVF 3 PROPOSING THE BUSINESS COMBINATION?

A:	SVF 3 was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities.

On March 11, 2021, SVF 3 consummated its initial public offering of 32,000,000 Class A ordinary shares, including 4,000,000 shares issued pursuant to the full exercise of the underwriters’ over-allotment option, at an offering price of $10.00 per share, and a private placement with SVF Sponsor III (DE) LLC of 1,040,000 private placement shares at a price of $10.00 per share. Since the SVF 3 IPO, SVF 3’s activity has been limited to the evaluation of business combination candidates.

Symbotic’s vision is to make the supply chain work better for everyone. It does this by developing, commercializing, and deploying innovative, end-to-end technology solutions that dramatically improve supply chain operations. Symbotic currently automates the processing of pallets and cases in large warehouses or distribution centers for some of the largest retail companies in the world. Its systems enhance operations at the front end of the supply chain, and therefore benefit all supply partners further down the chain, irrespective of fulfillment strategy. See the section titled “Information about Symbotic.”

Based on its due diligence investigations of Symbotic and the industry in which it operates, including the financial and other information provided by Symbotic in the course of their negotiations in connection with the Merger Agreement, SVF 3 believes that the Business Combination with Symbotic is advisable and in the best interests of SVF 3 and its shareholders. See the section titled “The Business Combination—Recommendation of the SVF 3 Board of Directors and Reasons for the Business Combination.”

Q:	DID THE SVF 3 BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:

No. The SVF 3 Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The SVF 3 Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders. The SVF 3 Board also determined, without seeking a valuation from a financial advisor, that Symbotic’s fair market value was equal to at least 80% of the net assets held in SVF 3’s Trust Account, excluding the deferred underwriting commissions and taxes payable on the interest earned on SVF 3’s Trust Account. Accordingly, investors will be relying on the judgment of the SVF 3 Board as described above in valuing Symbotic’s business and assuming the risk that the SVF 3 Board may not have properly valued such business.

Q:	WHAT IS AN “UP-C” STRUCTURE?

A:

Our organizational structure following the Business Combination, as described under the section entitled “The Business Combination,” is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C structure allows Warehouse’s unitholders to retain their equity ownership in New Symbotic Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of New Symbotic Holdings Common Units, and provides potential future tax benefits for Symbotic Inc. (a substantial portion of which the holders of New Symbotic Holdings Common Units will benefit from pursuant to the Tax Receivable Agreement) in connection with the Business Combination and when holders of New Symbotic Holdings Common Units ultimately exchange their New Symbotic Holdings Common Units for shares of Class A common stock of the Post-Combination Company.

Symbotic Inc. will be a holding company and, immediately after the consummation of the Business Combination, will be the sole manager of New Symbotic Holdings, and its only principal assets will consist of equity interests (or rights to obtain equity interests) in New Symbotic Holdings. Immediately following the closing of the Business Combination:

•

assuming No Redemptions, Symbotic Inc. is expected to own approximately 14% of the New Symbotic Holdings Common Units and the current Warehouse unitholders are expected to own approximately 86% of the New Symbotic Holdings Common Units; and

•

assuming redemption of 31,887,500 Public Shares (not including 112,500 Class A ordinary shares originally issued in the SVF 3 IPO and purchased by certain directors and officers of SVF 3, which are not subject to redemption in connection with the Business Combination) (“Maximum Redemptions”), Symbotic Inc. is expected to own approximately 9% of the New Symbotic Holdings Common Units and the current Warehouse unitholders are expected to own approximately 91% of the New Symbotic Holdings Common Units. Although the pro forma amount of cash under the Maximum Redemptions scenario is less than the Minimum Cash Condition, Warehouse and Symbotic Holdings have not elected to waive such condition. Unless Warehouse and Symbotic Holdings elect to waive this condition, the Maximum Redemptions scenario set out in this section cannot occur. A maximum of 31,281,702 Public Shares can be redeemed while still satisfying the Minimum Cash Condition.

Q:	WHAT IS THE TAX RECEIVABLE AGREEMENT AND WHO WILL RECEIVE THE BENEFIT OF TAX ATTRIBUTES COVERED BY THE TAX RECEIVABLE AGREEMENT?

A:

In connection with the Closing, SVF 3 will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with New Symbotic Holdings and other members of New Symbotic Holdings (the “TRA Holders”). The Tax Receivable Agreement will generally provide for the payment by the Post-Combination Company to the TRA Holders of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that the Post-Combination Company actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of New Symbotic Holdings that is allocable to the relevant New Symbotic Holdings Common Units, (ii) any step-up in tax basis in New Symbotic Holdings’ assets resulting from (a) certain purchases of New Symbotic Holdings Common Units (including the purchases of the Purchase Units pursuant to the Unit Purchase Agreement), (b) future exchanges of New Symbotic Holdings Common Units for cash or shares of the Post-Combination Company’s Class A common stock, (c) certain distributions (if any) by New Symbotic Holdings and (d) payments under the Tax Receivable Agreement, and (iii) tax benefits related to imputed interest deemed to be paid by the Post-Combination Company as a result of payments under the Tax Receivable Agreement.

The Tax Receivable Agreement will generally provide for payments to be made as the Post-Combination Company realizes actual cash tax savings in periods after the Closing from the tax benefits covered by the Tax Receivable Agreement. Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Post-Combination Company exercises its early termination rights under the Tax Receivable Agreement, (ii) the Post-Combination Company experiences certain changes of control or (iii) the Post-Combination Company breaches any of its material obligations under the Tax Receivable Agreement, the Post-Combination Company’s obligations under the Tax Receivable Agreement may accelerate and the Post-Combination Company could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Post-Combination Company’s future taxable income. The lump-sum payment could be substantial and could exceed the actual tax benefits that the Post-Combination Company realizes subsequent to such payment because such payment would be calculated assuming, among other things, that the Post-Combination Company would have certain tax benefits available to it and that the Post-Combination Company would be able to use the potential tax benefits in future years.

See the section titled “The Business Combination—Other Agreements—Tax Receivable Agreement.”

Q:	DO I HAVE REDEMPTION RIGHTS?

A:

If you are a Public Shareholder, you have the right to demand that SVF 3 redeem such shares for a pro rata portion of the cash held in SVF 3’s Trust Account. SVF 3 sometimes refers to these rights to demand redemption of the Public Shares as “redemption rights.”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 15% of the Public Shares without the consent of SVF 3. Accordingly, all Public Shares in excess of 15% held by a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed without the consent of SVF 3. Warehouse and Symbotic Holdings are not required to consummate the Business Combination if there is not at least $350,000,000 of Closing SVF Cash (as defined in the Merger Agreement).

Q:	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:

No. You may exercise your redemption rights whether you vote your Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by shareholders who will redeem their Public Shares and no longer remain shareholders and the Business Combination may be consummated even though the funds available from SVF 3’s Trust Account and the number of Public Shareholders are substantially reduced as a result of redemptions by Public Shareholders. However, Warehouse and Symbotic Holdings are not required to consummate the Business Combination if there is not at least $350,000,000 of Closing SVF Cash. Also, with fewer Public Shares and Public Shareholders, the trading market for the Post-Combination Company’s Class A common stock may be less liquid than the market for Public Shares prior to the Business Combination and SVF 3 may not be able to meet the listing standards of a national securities exchange. See the section titled “Risk Factors—Risks Related to Ownership of Our Common Stock Following the Business Combination—There can be no assurance that the Post-Combination Company’s securities will be approved for listing on NASDAQ or that the Post-Combination Company will be able to comply with the continued listing standards of NASDAQ.”

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:

If you are a Public Shareholder and wish to exercise your redemption rights, you must demand that SVF 3 redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your share certificates (if any) and other redemption forms to SVF 3’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the Extraordinary General Meeting. Any Public Shareholder will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $        , or approximately $         per Class A ordinary share, as of                    2022, the SVF 3 Record Date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to SVF 3 to pay its taxes, if any, will be paid promptly upon consummation of the Business Combination. However, the proceeds deposited in SVF 3’s Trust Account could become subject to the claims of SVF 3’s creditors, if any, which could have priority over the claims of SVF 3’s Public Shareholders, regardless of whether such Public Shareholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the SVF 3 Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption made by a Public Shareholder may not be withdrawn once submitted to SVF 3 unless the board of directors of SVF 3 determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Any corrected or changed proxy card or written demand of redemption rights must be received by SVF 3’s transfer agent prior to the vote taken on the Business Combination Proposal at the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the transfer agent prior to the vote at the Extraordinary General Meeting.

If a Public Shareholder properly makes a request for redemption and the certificates for the Class A ordinary shares (if any) along with the redemption forms are delivered as described to SVF 3’s transfer agent as described herein, then, if the Business Combination is consummated, SVF 3 will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash.

For a discussion of the material U.S. federal income tax considerations for Public Shareholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences.”

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?

A:

We expect that a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences—U.S. Holders” below) that exercises its redemption rights to receive cash from the Trust Account in exchange for its Public Shares will generally be treated as selling such Public Shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Symbotic Inc. common stock that a U.S. holder owns or is deemed to own. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Consequences.”

Additionally, because the Domestication will occur immediately prior to the redemption of U.S. holders that exercise redemption rights, U.S. holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code and the potential tax consequences of the rules applicable to a company treated as a “passive foreign investment company” (“PFIC”), as a result of the Domestication. The tax consequences of exercising redemption rights are discussed more fully below under “Material U.S. Federal Income Tax Consequences—U.S. Holders—Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.”

Q:	DO I HAVE APPRAISAL RIGHTS IF I OBJECT TO THE PROPOSED BUSINESS COMBINATION OR THE PROPOSED DOMESTICATION?

A:	No. SVF 3 shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:

A total of $320,000,000 in net proceeds of the SVF 3 IPO and a portion of the proceeds from the sale of the Private Placement Shares was placed in the Trust Account following the SVF 3 IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination (including aggregate fees of $11,200,000 as deferred underwriting commissions) and for the Post-Combination Company’s working capital and general corporate purposes.

Q:	HOW DO THE INITIAL SHAREHOLDERS AND SVF 3’S DIRECTORS AND OFFICERS INTEND TO VOTE ON THE PROPOSALS?

A:

The Initial Shareholders of record and SVF 3’s directors and officers are entitled to vote an aggregate of 22.3% of SVF 3’s outstanding ordinary shares. The Initial Shareholders and SVF 3’s directors and officers have agreed to vote the Founder Shares, Private Placement Shares and any Public Shares held by them as of the SVF 3 Record Date in favor of each of the proposals presented at the Extraordinary General Meeting.

Q:	WHAT CONSTITUTES A QUORUM AT THE EXTRAORDINARY GENERAL MEETING?

A:

One or more shareholders of SVF 3 holding at least a majority of the paid up voting share capital of SVF and entitled to vote at the Extraordinary General Meeting must be present, in person (which would include presence at a virtual meeting) or represented by proxy, at the Extraordinary General Meeting to constitute a quorum and in order to conduct business at the Extraordinary General Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Initial Shareholders and SVF 3’s directors and officers, who currently own 22.3% of the issued and outstanding ordinary shares, will count towards this quorum. In the absence of a quorum, the chairman of the Extraordinary General Meeting has power to adjourn the Extraordinary General Meeting. As of the SVF 3 Record Date for the Extraordinary General Meeting,             ordinary shares would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE EXTRAORDINARY GENERAL MEETING?

The Business Combination Proposal: An ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter is required to approve the Business Combination Proposal. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the quorate Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the Business Combination Proposal, will have no effect on the Business Combination Proposal. The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If SVF 3 shareholders fail to approve the Business Combination Proposal, the Business Combination will not occur.

The Domestication Proposal: A special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter is required to approve the Domestication Proposal. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the quorate Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the Domestication Proposal, will have no effect on the Domestication Proposal. The Business Combination is conditioned upon the approval of the Domestication Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Domestication Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Domestication Proposal will not be effected.

The Organizational Documents Proposal: A special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter is required to approve the Organizational Documents Proposal. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the quorate Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the Organizational Documents Proposal, will have no effect on the Organizational Documents Proposal. The Business Combination is conditioned upon the approval of the Organizational Documents Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Organizational Documents Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Organizational Documents Proposal will not be effected.

The Governance Proposals: An ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter is required to approve the Governance Proposals, which is a non-binding advisory vote.

Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the quorate Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the Governance Proposals, will have no effect on the Governance Proposals. The Business Combination is not conditioned on the approval of the Governance Proposals.

The Director Election Proposal: An ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter is required to approve the Director Election Proposal. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the quorate Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the Director Election Proposal, will have no effect on the Director Election Proposal. The Business Combination is not conditioned on the approval of the Director Election Proposal.

The Merger Issuance Proposal: An ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter is required to approve the Merger Issuance Proposal. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the quorate Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the Merger Issuance Proposal, will have no effect on the Merger Issuance Proposal. The Business Combination is conditioned upon the approval of the Merger Issuance Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Merger Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Merger Issuance Proposal will not be effected.

The Subscription Agreements Proposal: An ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter is required to approve the Subscription Agreements Proposal. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the quorate Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the Subscription Agreements Proposal, will have no effect on the Subscription Agreements Proposal. The Business Combination is conditioned upon the approval of the Subscription Agreements Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Subscription Agreements Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Subscription Agreements Proposal will not be effected.

The Incentive Compensation Plan Proposal: An ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter is required to approve the Incentive Compensation Plan Proposal. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the quorate Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the Incentive Compensation Plan Proposal, will have no effect on the Incentive Compensation Plan Proposal. The Business Combination is conditioned upon the approval of the Incentive Compensation Plan Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Incentive Compensation Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Compensation Plan Proposal will not be effected.

The ESPP Proposal: An ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter is required to approve the ESPP Proposal. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the quorate Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the ESPP Proposal, will have no effect on the ESPP Proposal. The Business Combination is conditioned upon the approval of the ESPP Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the ESPP Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the ESPP Proposal will not be effected.

The Adjournment Proposal: An ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter is required to approve the Adjournment Proposal. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the quorate Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the Adjournment Proposal, will have no effect on the Adjournment Proposal. The Business Combination is not conditioned on the approval of the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal.

As further discussed in the section entitled “The Business Combination—Other Agreements—Sponsor Support Agreement,” the Sponsor and SVF 3’s directors and officers have entered into the Sponsor Support Agreement with SVF 3 pursuant to which the Sponsor and such directors and officers have agreed to vote ordinary shares representing 22.3% of the aggregate voting power of the ordinary shares (comprised of all the outstanding Founder Shares and Private Placement Shares and 112,500 Public Shares) in favor of the each of the proposals presented at the Extraordinary General Meeting, regardless of how Public Shareholders vote. Accordingly, the Sponsor Support Agreement will increase the likelihood that SVF 3 will receive the requisite shareholder approval for the Business Combination and the transactions contemplated thereby. Because a majority of the proposals, including the Business Combination Proposal, require the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Extraordinary General Meeting, the affirmative vote of only approximately 3.5% of the outstanding Public Shares, in addition to the Founder Shares, the Private Placement Shares and 112,500 Public Shares held by SVF 3’s directors and officers would be required to approve such proposals if a quorum of only a majority of the shares of SVF 3’s ordinary shares is represented at the Extraordinary General Meeting. Notwithstanding the foregoing, the Business Combination is conditioned upon the approval of the Domestication Proposal and the Organizational Documents Proposal. Approval of each of these proposals requires the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Accordingly, the affirmative vote of approximately 14.1% of the outstanding Public Shares, in addition to the Founder Shares, the Private Placement Shares and 112,500 Public Shares held by SVF 3’s directors and officers would be required to approve the Domestication Proposal and the Organizational Documents Proposal if a quorum of only a majority of the shares of SVF 3’s ordinary shares is represented at the Extraordinary General Meeting.

Q:	WHY IS SVF 3 PROPOSING THE DOMESTICATION?

A:

The Board believes that there are significant advantages that will arise as a result of a change of domicile to Delaware, including (i) the prominence, predictability and flexibility of Delaware law, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing as discussed in greater detail in the section entitled “Proposal No. 2—The Domestication Proposal—Reasons for the Domestication.” The Board believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits shareholders, who are the owners of the corporation. Additionally, the Domestication is required as a condition to consummating the Business Combination.

To effect the Domestication, SVF 3 will file a notice of deregistration by way of continuation with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SVF 3 will be domesticated and continue as a Delaware corporation, at which time SVF 3 will change its name to “Symbotic Inc.”

The approval of the Domestication Proposal is a condition to the closing of the transactions contemplated by the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

Q:	HOW WILL THE DOMESTICATION AFFECT MY PUBLIC SHARES?

A:

Upon the effectiveness of the Domestication, (a) each outstanding Class A ordinary share will automatically convert into one share of the Post-Combination Company’s Class A common stock, and (b) each outstanding Class B ordinary share will automatically convert into one share of the Post-Combination Company’s Class B common stock, which, upon the Closing, will automatically convert into one share of the Post-Combination Company’s Class A common stock.

Q:	WHAT AMENDMENTS WILL BE MADE TO THE ARTICLES OF SVF 3?

A:

The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, SVF 3 shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace SVF 3’s Articles, in each case, under the Cayman Islands Companies Act, with the Proposed Organizational Documents under the DGCL, which differ materially from the SVF 3’s Articles in several respects. See the section titled “Proposal No. 2—The Domestication Proposal—Comparison of Corporate Governance and Shareholder Rights.”

Q:	WHAT EQUITY STAKE WILL PUBLIC SHAREHOLDERS AND WAREHOUSE UNITHOLDERS HOLD IN SYMBOTIC INC. AFTER THE CONSUMMATION OF THE BUSINESS COMBINATION?

A:

As of the date of this proxy statement/prospectus, there are 41,040,000 SVF 3 ordinary shares issued and outstanding, including 8,000,000 SVF 3 Class B ordinary shares, each of which will be converted into one share of Class A common stock in the Post-Combination Company as a result of the Domestication and the Business Combination. As of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming No Redemptions), assuming that each Class B ordinary share is converted into one Class A ordinary share, the SVF 3 fully-diluted stock capital would be 41,040,000 ordinary shares.

As of the date hereof, assuming no additional Warehouse Units are issued, it is anticipated that, upon the completion of the Business Combination and the consummation of the Unit Purchase, the ownership of the Post-Combination Company (assuming No Redemptions) will be as follows:

•

current Warehouse unitholders will own 45,947,608 shares of Class V-1 common stock, representing approximately             % of the total common stock outstanding and 421,431,957 shares of Class V-3 common stock, representing approximately             % of the total common stock outstanding;

•	the Subscribers will own 20,500,000 shares of Class A common stock, representing approximately % of the total common stock outstanding;

•	the Forward Purchase Investor will own 20,000,000 shares of Class A common stock, representing approximately % of the total common stock outstanding;

•	the Public Shareholders will own 32,000,000 shares of Class A common stock, representing approximately % of the total common stock outstanding; and

•

the Initial Shareholders will own 5,624,000 shares of Class A common stock, representing approximately             % of the total common stock outstanding (including 200,000 shares issuable upon conversion of Working Capital Loans and not including 3,616,000 shares subject to vesting requirements pursuant to the Sponsor Letter Agreement). See “SVF 3’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “The Business Combination—Other Agreements—Sponsor Letter Agreement.”

As of the date hereof, assuming no additional Warehouse Units are issued, it is anticipated that, upon the completion of the Business Combination and the consummation of the Unit Purchase, the ownership of the Post-Combination Company, (assuming No Redemptions) will be as follows:

•

current Warehouse unitholders will own 45,947,608 shares of Class V-1 common stock, representing approximately             % of the total common stock outstanding and 421,431,957 shares of Class V-3 common stock, representing approximately             % of the total common stock outstanding;

•	the Subscribers will own 20,500,000 shares of Class A common stock, representing approximately % of the total common stock outstanding;

•	the Forward Purchase Investor will own 20,000,000 shares of Class A common stock, representing approximately % of the total common stock outstanding;

•	the Public Shareholders will own 112,500 shares of Class A common stock, representing approximately % of the total common stock outstanding; and

•

the Initial Shareholders will own 5,624,000 shares of Class A common stock, representing approximately             % of the total common stock outstanding (including 200,000 shares issuable upon conversion of Working Capital Loans and not including 3,616,000 shares subject to vesting requirements pursuant to the Sponsor Letter Agreement). See “SVF 3’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “The Business Combination—Other Agreements—Sponsor Letter Agreement.”

The numbers of shares and percentage interests set forth above are based on a number of assumptions, including that Warehouse does not issue any additional equity securities prior to the Business Combination, no Earnout Interests are issued and the Forward Purchase Investor will purchase a total of 20,000,000 Forward Purchase Shares (as defined herein) pursuant to the Forward Purchase Agreement. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the numbers of shares and percentage interests set forth above do not take into account units issuable upon the exercise of securities exercisable for Warehouse Units or units of Symbotic Holdings. Although the pro forma amount of cash under the Maximum Redemptions scenario is less than the Minimum Cash Condition, Warehouse and Symbotic Holdings have not elected to waive such condition. Unless Warehouse and Symbotic Holdings elect to waive this condition, the Maximum Redemptions scenario set out in this section cannot occur.

See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION?

A:

As discussed more fully under “Material U.S. Federal Income Tax Consequences” below, it is intended that the Domestication qualify as a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the

Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as SVF 3, this result is not entirely clear. Assuming that the Domestication so qualifies, U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences—U.S. Holders” below) of SVF 3 ordinary shares will be subject to Section 367(b) of the Code and, as a result:

•

A U.S. holder of SVF 3 ordinary shares whose SVF 3 ordinary shares have a fair market value of less than $50,000 at the time of the Domestication should not recognize any gain or loss and generally should not be required to include any part of SVF 3’s earnings in income;

•

A U.S. holder of SVF 3 ordinary shares whose SVF 3 ordinary shares have a fair market value of $50,000 or more on the date of the Domestication, but who at the time of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of SVF 3 ordinary shares entitled to vote and less than 10% of the total value of all classes of SVF 3 ordinary shares, will generally recognize gain (but not loss) as a result of the Domestication. As an alternative to recognizing gain, such U.S. holders may file an election to include in income as a dividend earnings and profits (as defined in the U.S. Treasury regulations (“Treasury Regulations”) under Section 367 of the Code) attributable to its SVF 3 ordinary shares provided certain other requirements are satisfied. SVF 3 does not expect that SVF 3’s cumulative earnings and profits will be material at the time of the Domestication.

•

A U.S. holder of SVF 3 ordinary shares who at the time of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of SVF 3 ordinary shares or 10% of the total value of all classes of SVF 3 shares entitled to vote will generally be required to include in income as a dividend earnings and profits (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its SVF 3 ordinary shares. SVF 3 does not expect that SVF 3’s cumulative earnings and profits will be material at the time of Domestication.

As discussed further under “Material U.S. Federal Income Tax Consequences” below, SVF 3 believes that it is likely classified as a PFIC for U.S. federal income tax purposes. In the event that SVF 3 is considered a PFIC then, in lieu of the foregoing U.S. federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. holder to recognize gain as a result of the Domestication. Any such gain would be taxed as ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Importantly, however, U.S. holders that make or have made certain elections discussed further under “Material U.S. Federal Income Tax Consequences—U.S. Holders—PFIC Considerations” with respect to their SVF 3 ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the Domestication, see “Material U.S. Federal Income Tax Consequences—U.S. Holders—PFIC Considerations.”

Additionally, the Domestication may cause non-U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences—Non-U.S. Holders” below) to become subject to U.S. federal income withholding taxes on any dividends in respect of such non-U.S. holder’s Symbotic Inc.’s common stock subsequent to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

For general information on the material U.S. Federal Income Tax consequences of the Domestication to holders of SVF 3 ordinary shares, see the section titled “Material U.S. Federal Income Tax Consequences.”

Q:	DO ANY OF SVF 3’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF SVF 3 SHAREHOLDERS?

A:

Certain of SVF 3’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of SVF 3 shareholders generally. The SVF 3 Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Business Combination be approved by the shareholders of SVF 3.

See “The Business Combination—Interests of SVF 3’s Directors and Officers in the Business Combination.”

Q:	WHAT DO I NEED TO DO NOW?

A:

SVF 3 urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes and the other documents referred to herein, and to consider how the Business Combination will affect you as a shareholder. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	HOW DO I VOTE?

A:

If you are a holder of record of SVF 3 ordinary shares on the SVF 3 Record Date, you may vote in person (which would include presence at a virtual meeting) at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person (which would include presence at a virtual meeting), obtain a proxy from your broker, bank or nominee.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to SVF 3 or by voting in person (which would include presence at a virtual meeting) at the Extraordinary General Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of NASDAQ, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that NASDAQ determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Extraordinary General Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a SVF 3 shareholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Domestication Proposal, the Organizational Documents

Proposal, the Governance Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal or the Adjournment Proposal. Such broker non-votes will have no effect on the vote count for any of the proposals.

Q:	WHAT IF I ATTEND THE EXTRAORDINARY GENERAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:

For purposes of the Extraordinary General Meeting, an abstention occurs when a shareholder attends the meeting in person (which would include presence at a virtual meeting) and does not vote or returns a proxy with an “abstain” vote.

If you are a SVF 3 shareholder that attends the Extraordinary General Meeting in person (which would include presence at a virtual meeting) and fails to vote on the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Governance Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the ordinary shares represented by your proxy will be voted as recommended by the SVF 3 Board with respect to that proposal.

After careful consideration, SVF 3’s board of directors has determined that the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Governance Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal and the Adjournment Proposal are fair to and in the best interests of SVF 3 and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Governance Proposals, “FOR” the Director Election Proposal, “FOR” the Merger Issuance Proposal, “FOR” the Subscription Agreements Proposal, “FOR” the Incentive Compensation Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, if presented.

As a result, if you return your proxy card without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A:

Yes. Shareholders may send a later-dated, signed proxy card to SVF 3’s transfer agent at the address set forth at the end of this section so that it is received prior to the vote at the Extraordinary General Meeting or attend the Extraordinary General Meeting in person (which would include presence at a virtual meeting) and vote. Shareholders also may revoke their proxy by sending a notice of revocation to SVF 3’s transfer agent, which must be received prior to the vote at the Extraordinary General Meeting.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE EXTRAORDINARY GENERAL MEETING?

A:	If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is approved by shareholders and consummated, you will become a stockholder of the

Post-Combination Company. Failure to take any action with respect to the Extraordinary General Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is not approved, you will continue to be a shareholder of SVF 3.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your SVF 3 shares.

Q:	WHO CAN HELP ANSWER MY QUESTIONS?

A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Morrow Sodali

333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: SVFC.info@investor.morrowsodali.com

You may also obtain additional information about SVF 3 from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a Public Shareholder and you intend to seek redemption of your Public Shares, you will need to deliver your ordinary shares (either physically or electronically) to SVF 3’s transfer agent at the address below prior to the vote at the Extraordinary General Meeting. If you have questions regarding the certification of your position or delivery of your ordinary shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, New York 10004

(212) 509-4000

SUMMARY

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Business Combination and the Merger Agreement (pages 205 and 238)

The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination.

If the Merger Agreement is approved and adopted and the Business Combination is subsequently completed, (i) Warehouse will merge with and into Symbotic Holdings, with Symbotic Holdings surviving the merger, (ii) immediately thereafter, Merger Sub will merge with and into Interim Symbotic, with Interim Symbotic surviving the merger as a subsidiary of the Post-Combination Company. Prior to Closing, SVF 3 will transfer by way of continuation from the Cayman Islands and domesticate as a Delaware corporation. Following the Domestication and simultaneously with the Closing, SVF 3 will change its corporate name to “Symbotic Inc.”

The organizational structure following the Business Combination will be what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies (such as Warehouse) undertaking an initial public offering. The Up-C structure allows holders of Warehouse to retain their direct equity ownership in New Symbotic Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of New Symbotic Holdings Common Units following the Business Combination.

Transaction Summary

Below is a step-by-step list illustrating the material events relating to the Company Reorganization and Business Combination. Each of these events, as well as any conditions to their consummation, is discussed in more detail elsewhere in this proxy statement/prospectus.

•	Step 1—Company Reorganization—Warehouse will merge with and into Symbotic Holdings, with Symbotic Holdings surviving the merger as Interim Symbotic.

•	Step 2—Domestication—SVF 3 will transfer by way of continuation from the Cayman Islands and domesticate as a Delaware corporation.

•	Step 3—PIPE Investment—The Subscribers will purchase an aggregate of 20,500,000 shares of Class A common stock at a purchase price of $10.00 per share for an aggregate purchase price of $205,000,000.

•	Step 4—Forward Purchase—The Forward Purchase Investor will purchase 20,000,000 shares of Class A common stock at a purchase price of $10.00 per share for an aggregate purchase price of $200,000,000.

•	Step 5—Merger—Merger Sub will merge with and into Interim Symbotic, with Interim Symbotic surviving the merger as a subsidiary of the Post-Combination Company.

•

Step 6—Unit Purchase—The Post-Combination Company will purchase from affiliated entities and trusts of the Symbotic Founder and his family members an aggregate number of New Symbotic Holdings Common Units equal to the Repurchase Amount divided by $10.00.

Merger Consideration (page 238)

The aggregate consideration to be paid to unitholders of Warehouse in the Business Combination will be based on an Equity Value equal to the sum of (i) $4,500,000,000, plus (ii) the Repurchase Amount, which amount is currently expected to be approximately $300,000,000, plus (iii) the Net Warrant Exercise Proceeds, which amount is currently $173,795,651.

Pursuant to the terms of the Company Merger Agreement, upon the effectiveness of the Company Reorganization, holders of each outstanding Warehouse Unit, other than any Warehouse Dissenting Units, will be entitled to receive a number of Interim Symbotic Common Units equal to (i) the amount such holder would have been entitled to receive had the Equity Value been distributed in cash pursuant to the Warehouse LLCA, divided by (ii) $10.00.

Pursuant to the terms of the Merger Agreement, immediately after the consummation of the Company Reorganization, at the Effective Time, holders of each outstanding Interim Symbotic Common Unit will be entitled to receive a number of New Symbotic Holdings Common Units equal to the quotient (the “Exchange Ratio”) of (subject to rounding): (i) the Equity Value, divided by (ii) $10.00, divided by (iii) the number of Interim Symbotic Common Units issued and outstanding on a fully diluted basis immediately prior to the Effective Time.

The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members will also receive a number of shares of the Post-Combination Company’s Class V-3 common stock, which has three votes per share, equal to the number of New Symbotic Holdings Common Units received by such holder, in exchange for payment by such holder to the Post-Combination Company of adequate consideration (in each case, not to exceed $0.00015 per share of the Post-Combination Company’s Class V-3 common stock). The other holders of Interim Symbotic Common Units will receive a number of shares of the Post-Combination Company’s Class V-1 common stock, which has one vote per share, equal to the number of New Symbotic Holdings Common Units received by such holder, in exchange for payment by such holder to Post-Combination Company of adequate consideration (in each case, not to exceed $0.0001 per share of the Post-Combination Company’s Class V-1 common stock). The Post-Combination Company’s Class V-3 common stock will convert to the Post-Combination Company Class V-1 common stock upon the occurrence of certain sunset events, including an automatic conversion after seven years from the Closing.

Each New Symbotic Holdings Common Unit may be redeemed by the holder thereof for shares of Class A common stock, par value $0.0001 per share, of the Post-Combination Company (or an equivalent amount in cash, at the option of the Post-Combination Company, subject to the provisions of the New Symbotic Holdings LLC Agreement) at a value equal to the arithmetic mean of the volume-weighted average price of a share of the Post-Combination Company’s Class A common stock for the full five trading days immediately prior to the date of delivery of the applicable redemption notice, subject to certain exceptions. Upon such redemption, a number of the redeeming holder’s shares of the Post-Combination Company’s Class V-3 common stock or Class V-1 common stock, as applicable, equal to the number of the redeemed New Symbotic Holdings Common Units, will be transferred to the Post-Combination Company and cancelled by the Post-Combination Company.

Earnout

The holders of outstanding New Symbotic Holdings Common Units as of the Effective Time will also have contingent rights to receive up to an aggregate of 20,000,000 New Symbotic Holdings Common Units and an equal number of shares of the Post-Combination Company’s Class V-1 common stock (or such other shares or other securities into which such New Symbotic Holdings Common Units and/or the Post-Combination Company’s Class V-1 common stock are converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time) (collectively, the “Earnout Interests”). Each holder of New Symbotic Holdings

Common Units will be entitled to receive their pro rata share of the Earnout Interests in three tranches upon the occurrence of the following milestones on or prior to the seventh anniversary of the Closing: (i) a one-time issuance of 6,666,667 Earnout Interests on the first date on which the volume weighted average price of shares of the Post-Combination Company’s Class A common stock over any 20 trading days within the preceding 30 consecutive trading day period (the “Earnout VWAP Price”) is greater than or equal to $12.00 (“Triggering Event I”); (ii) a one-time issuance of 6,666,667 Earnout Interests on the first date on which the Earnout VWAP Price is greater than or equal to $14.00 (“Triggering Event II”); and (iii) a one-time issuance of 6,666,666 Earnout Interests on the first date on which the Earnout VWAP Price is greater than or equal to $16.00 (“Triggering Event III”).

Ownership of the Post-Combination Company (page 155)

As of the date of this proxy statement/prospectus, there are 41,040,000 SVF 3 ordinary shares issued and outstanding, including 8,000,000 SVF 3 Class B ordinary shares, each of which will be converted into one share of Class A common stock in the Post-Combination Company as a result of the Domestication and the Business Combination. As of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming No Redemptions), assuming that each Class B ordinary share is converted into one Class A ordinary share, the SVF 3 fully-diluted stock capital would be 41,040,000 ordinary shares.

As of the date hereof, assuming no additional Warehouse Units are issued, it is anticipated that, upon the completion of the Business Combination and the consummation of the Unit Purchase, the ownership of the Post-Combination Company assuming No Redemptions will be as follows:

•

current Warehouse unitholders will own 45,947,608 shares of Class V-1 common stock, representing approximately             % of the total common stock outstanding and 421,431,957 shares of Class V-3 common stock, representing approximately             % of the total common stock outstanding;

•	the Subscribers will own 20,500,000 shares of Class A common stock, representing approximately % of the total common stock outstanding;

•	the Forward Purchase Investor will own 20,000,000 shares of Class A common stock, representing approximately % of the total common stock outstanding;

•	the Public Shareholders will own 32,000,000 shares of Class A common stock, representing approximately % of the total common stock outstanding; and

•

the Initial Shareholders will own 5,624,000 shares of Class A common stock, representing approximately             % of the total common stock outstanding (including 200,000 shares issuable upon conversion of Working Capital Loans and not including 3,616,000 shares subject to vesting requirements pursuant to the Sponsor Letter Agreement). See “SVF 3’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “The Business Combination—Other Agreements—Sponsor Letter Agreement.”

As of the date hereof, assuming no additional Warehouse Units are issued, it is anticipated that, upon the completion of the Business Combination and the consummation of the Unit Purchase, the ownership of the Post-Combination Company, assuming Maximum Redemptions, will be as follows:

•

current Warehouse unitholders will own 45,947,608 shares of Class V-1 common stock, representing approximately             % of the total common stock outstanding and 421,431,957 shares of Class V-3 common stock, representing approximately             % of the total common stock outstanding;

•	the Subscribers will own 20,500,000 shares of Class A common stock, representing approximately % of the total common stock outstanding;

•	the Forward Purchase Investor will own 20,000,000 shares of Class A common stock, representing approximately % of the total common stock outstanding;

•	the Public Shareholders will own 112,500 shares of Class A common stock, representing approximately % of the total common stock outstanding; and

•

the Initial Shareholders will own 5,624,000 shares of Class A common stock, representing approximately             % of the total common stock outstanding (including 200,000 shares issuable upon conversion of Working Capital Loans and not including 3,616,000 shares subject to vesting requirements pursuant to the Sponsor Letter Agreement). See “SVF 3’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “The Business Combination—Other Agreements—Sponsor Letter Agreement.”

The numbers of shares and percentage interests set forth above are based on a number of assumptions, including that Warehouse does not issue any additional equity securities prior to the Business Combination, no Earnout Interests are issued and the Forward Purchase Investor will purchase a total of 20,000,000 Forward Purchase Shares pursuant to the Forward Purchase Agreement. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the numbers of shares and percentage interests set forth above do not take into account units issuable upon the exercise of securities exercisable for Warehouse Units or units of Symbotic Holdings. Although the pro forma amount of cash under the Maximum Redemptions scenario is less than the Minimum Cash Condition, Warehouse and Symbotic Holdings have not elected to waive such condition. Unless Warehouse and Symbotic Holdings elect to waive this condition, the Maximum Redemptions scenario set out in this section cannot occur.

Please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Recommendation of the SVF 3 Board of Directors (page 228)

The SVF 3 board of directors has unanimously determined that the Business Combination, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of SVF 3 and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its shareholders for approval at the Extraordinary General Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The SVF 3 board of directors unanimously recommends that SVF 3’s shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Governance Proposals, “FOR” the Director Election Proposal, “FOR” the Merger Issuance Proposal, “FOR” the Subscription Agreements Proposal, “FOR” the Incentive Compensation Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, if presented. See “The Business Combination—Recommendation of the SVF 3 Board of Directors and Reasons for the Business Combination.”

SVF 3’s Extraordinary General Meeting of Shareholders in lieu of the 2022 Annual General Meeting of Shareholders (page 92)

The Extraordinary General Meeting of shareholders in lieu of the 2022 annual general meeting of shareholders of SVF 3 will be held at 9:00 a.m., Eastern time, on                , 2022, in virtual format, to consider and vote upon the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Governance Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal and, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Condition Precedent Proposals, or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived.

Shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned SVF 3 ordinary shares at the close of business on                , 2022, which is the SVF 3 Record Date. Shareholders will have one vote for each SVF 3 ordinary share owned at the close of business on the SVF 3 Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. On the SVF 3 Record Date, there were                SVF 3 ordinary shares outstanding, of which                were Public Shares with the rest being Founder Shares and Private Placement Shares held by the Initial Shareholders.

A quorum of SVF 3 shareholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if one or more shareholders holding at least a majority of the paid up voting share capital of SVF 3 entitled to vote at the meeting are represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. The Initial Shareholders of record and SVF 3’s directors and officers are entitled to vote 22.3% of the outstanding SVF 3 ordinary shares. Such shares, as well as any ordinary shares acquired in the aftermarket by the Sponsor and SVF 3’s directors and officers, will be voted in favor of the each of the proposals presented at the Extraordinary General Meeting. The proposals presented at the Extraordinary General Meeting will require the following votes:

•

The approval of each of the Business Combination Proposal, the Governance Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal and the Adjournment Proposal, if presented, will require the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter.

•

The approval of the Domestication Proposal and the Organizational Documents Proposal will require the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter.

With respect to the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Governance Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal and the Adjournment Proposal, if presented, abstentions from voting and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on such proposals. Please note that holders of the Public Shares can exercise their redemption rights whether they vote their Public Shares for or against, or whether they abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/prospectus.

Consummation of the Business Combination is conditional on approval of each of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal and the ESPP Proposal. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to the shareholders for a vote. The Adjournment Proposal is not conditioned on the approval of any other proposal.

For the purposes of the Articles, the physical location of the meeting shall be at the offices of Walkers (190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands).

SVF 3’s Directors and Executive Officers Have Financial Interests in the Business Combination (page 232)

Certain of SVF 3’s executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of SVF 3’s shareholders. The members of the SVF 3 board of directors were aware of and considered these interests, among other matters, when they approved the Merger Agreement and recommended that SVF 3 shareholders approve the proposals required to effect the Business Combination. These interests include, among other things, the interests listed below:

•

If the Business Combination with Symbotic or another business combination is not consummated within the Completion Window, SVF 3 will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the SVF 3 Board, dissolving and liquidating. In such event, the 8,000,000 Founder Shares held by SVF 3’s Initial Shareholders which were acquired for an aggregate purchase price of $25,000 prior to the SVF 3 IPO, would be worthless because SVF 3’s Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares. Such Founder Shares had an aggregate market value of $             based upon the closing price of $              per Class A ordinary share on NASDAQ on            , 2022, the SVF 3 Record Date. Certain Founder Shares are subject to certain performance-based vesting provisions as described under “The Business Combination—Other Agreements—Sponsor Letter Agreement.”

•

Simultaneously with the closing of the Initial Public Offering, SVF 3 consummated a private sale of 1,040,000 Class A ordinary shares (the “Private Placement”) at a price of $10.00 per Private Placement Share to our Sponsor, generating gross proceeds of approximately $10,400,000. If we do not consummate a business combination transaction within the Completion Window, then the proceeds from the sale of the Private Placement Shares will be part of the liquidating distribution to the Public Shareholders and the Private Placement Shares held by the Sponsor will be worthless.

•

If SVF 3 is unable to complete a business combination within the Completion Window, its officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by SVF 3 for services rendered or contracted for or products sold to SVF 3. If SVF 3 consummates a business combination, on the other hand, SVF 3 will be liable for all such claims.

•

SVF 3’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SVF 3’s behalf, such as identifying and investigating possible business targets and business combinations. However, if SVF 3 fails to consummate a business combination within the Completion Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, SVF 3 may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

•

Our Sponsor, officers and directors collectively (including entities controlled by officers and directors) have made an aggregate investment of $11,550,000, or $1.26 per SVF 3 ordinary share (including the 8,000,000 Founder Shares, the 1,040,000 Private Placement Shares and the purchase of 112,500 Public Shares in connection with the SVF 3 IPO). Such shares had an aggregate market value of $             based upon the closing price of $             per Class A ordinary share on NASDAQ on             , 2022, the SVF 3 Record Date (of which 150,000 Founder Shares and 112,500 Public Shares were held by our directors and officers, which had an aggregate market value of $             based upon the closing price of $             per Class A ordinary share on NASDAQ on             , 2022, the SVF 3 Record Date). As a result of the significantly lower investment per share of our Sponsor, directors and officers as compared with the investment per share of our Public Shareholders, a transaction which results in an increase in the value of the investment of our Sponsor, directors and officers may result in a decrease in the value of the investment of our Public Shareholders. These interests could, in theory, incentivize our Sponsor, directors and officers to complete a business combination with a less favorable target company or on terms less favorable to stockholders rather than liquidate.

•

There will be no liquidating distributions from our Trust Account with respect to the Founder Shares or the Private Placement Shares if we fail to complete a business combination within the Completion Window. Our Sponsor purchased the Founder Shares prior to the SVF 3 IPO for an aggregate purchase price of $25,000, and transferred 50,000 Founder Shares to each of Michael Carpenter, Michael Tobin and Cristiana Falcone for aggregate consideration of $300.

•

Following the Closing, the Sponsor would be entitled to the repayment of any Working Capital Loans and advances that have been made to SVF 3 and remain outstanding. On August 10, 2021, the Sponsor agreed to loan SVF 3 $2.0 million as a Working Capital Loan. On November 9, 2021, the Sponsor and SVF 3 agreed to amend this loan to increase the commitment by $1.0 million. If SVF 3 does not complete an initial business combination within the Completion Window, SVF 3 may use a portion of its working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $2,000,000 of such loans may be convertible into Class A ordinary shares of the post-business combination entity at a price of $10.00 per share at the option of the lender.

•

Our Initial Shareholders and our directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founders Shares and will not have rights to liquidating distributions with respect to their Private Placement Shares if SVF 3 fails to complete a business combination within the Completion Window.

•

As of October 31, 2021, Walmart, Symbotic’s largest customer, holds a majority of the outstanding equity interests of Flipkart Internet Pvt Ltd, a company in which SoftBank Vision Fund II, an affiliate of SBIA, holds a minority interest.

•

In order to protect the amounts held in our Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in our Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in SVF 3’s Trust Account or to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act.

The SVF 3 board of directors and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to SVF 3’s shareholders that they vote to approve the Business Combination. See “The Business Combination—Interests of SVF 3’s Directors and Officers in the Business Combination.”

Satisfaction of 80% Test (page 232)

It is a requirement under the Articles that the business or assets acquired in its initial business combination have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such business combination. In addition, NASDAQ rules require that SVF 3 complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account)

at the time of our signing a definitive agreement in connection with our initial business combination. As of December 12, 2021, the date of the execution of the definitive agreement for the proposed Business Combination, the balance of the Trust Account was approximately $308.8 million (excluding the $11.2 million of deferred underwriting commissions and taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $247.0 million. In reaching its conclusion that the proposed Business Combination meets the 80% asset test, our Board used as a fair market value the enterprise value of approximately $4.8 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the definitive agreement for the proposed Business Combination. The enterprise value consists of an implied equity value for Warehouse (prior to the proposed Business Combination) of approximately $4.8 billion. In determining whether the enterprise value described above represents the fair market value of Warehouse, the SVF 3 Board considered all of the factors described in the section of the proxy statement/prospectus captioned “Recommendation of the SVF 3 Board of Directors and Reasons for the Business Combination” and the fact that the purchase price for Warehouse was the result of an arm’s length negotiation. As a result, the SVF 3 Board concluded that the fair market value of Warehouse was significantly in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

Appraisal Rights (page 287)

SVF 3 shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Conditions to the Business Combination (page 251)

Conditions to Each Party’s Obligations

The respective obligations of each of SVF 3, Merger Sub, Warehouse and Symbotic Holdings to complete the Business Combination are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

•	the required approval by Warehouse unitholders with respect to the Merger Agreement and the Company Merger Agreement will have been obtained;

•	the required approval by SVF 3 shareholders with respect to the Conditions Precedent Proposals will have been obtained;

•

the registration statement of which this proxy statement/prospectus forms a part will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC;

•

no governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or governmental order (whether temporary, preliminary or permanent) that is in effect and makes illegal or otherwise prohibits the consummation of the transactions contemplated by the Merger Agreement;

•	the consummation of the sale of the Post-Combination Company’s Class A common stock under the Subscription Agreements of at least $50,000,000;

•

SVF 3 having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the redemptions of Public Shares in connection with the Business Combination; and

•	the effectiveness of the Company Reorganization.

Conditions to Obligations of SVF 3 and Merger Sub

The obligation of SVF 3 and Merger Sub to complete the Business Combination is also subject to the satisfaction, or waiver by SVF 3, of the following conditions:

•

certain representations and warranties of Warehouse and Symbotic Holdings related to organization, good standing and qualification, capital structure, corporate authority and approval and brokers and finders will have been true and correct as of the date of the Merger Agreement and will be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), in each case, in all material respects;

•

certain representations and warranties of Warehouse and Symbotic Holdings related to absence of certain changes will have been true and correct as of the date of the Merger Agreement and will be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time);

•

other representations and warranties of Warehouse and Symbotic Holdings set forth will have been true and correct as of the date of the Merger Agreement and will be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Material Adverse Effect (as defined in the Merger Agreement) contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

•

each of Warehouse and Symbotic Holdings will have performed or complied in all material respects with each of its obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

•	since the date of the Merger Agreement, there will not have occurred any effect that, individually or in the aggregate, has resulted in a Material Adverse Effect and is continuing as of the Closing;

•	the receipt by SVF 3 and Merger Sub of a certificate signed on behalf of Warehouse and Symbotic Holdings by an officer of Warehouse certifying as to the satisfaction of certain closing conditions; and

•	Warehouse and Symbotic Holdings will have delivered a counterpart of each of the transaction documents to which Warehouse, Symbotic Holdings or their affiliates is a party to SVF 3.

Conditions to Obligations of Warehouse and Symbotic Holdings

The obligation of Warehouse and Symbotic Holdings to complete the Business Combination is also subject to the satisfaction, or waiver by Warehouse, of the following conditions:

•

certain representations and warranties of SVF 3 and Merger Sub related to organization, good standing and qualification, capital structure, corporate authority and approval, SVF 3’s Trust Account and brokers and finders will be true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), in each case, in all material respects;

•

other representations and warranties of SVF 3 and Merger Sub set forth in the Merger Agreement will be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or material adverse effect set forth therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF 3 or prevent, materially delay or materially impair the ability of SVF 3 or Merger Sub to consummate the transactions contemplated by the Merger Agreement;

•

each of SVF 3 and Merger Sub will have performed or complied in all material respects with each of its obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

•	the receipt by Warehouse of a certificate signed on behalf of SVF 3 and Merger Sub by an executive officer of SVF 3 certifying as to the satisfaction of certain closing conditions;

•

the shares of Class A common stock of the Post-Combination Company contemplated to be listed pursuant to the Merger Agreement will have been listed on NASDAQ and will be eligible for continued listing on NASDAQ immediately following the Closing (as if it were a new initial listing by an issuer that had never been listed prior to the Closing);

•	resignations of certain directors and officers of SVF 3;

•	the Closing SVF Cash being equal to or in excess of $350,000,000;

•	the consummation of the transactions contemplated by the Forward Purchase Agreement; and

•	SVF 3 and Merger Sub will have delivered a counterpart of each of the transaction documents to which SVF 3, Merger Sub or their affiliates is a party to Warehouse.

SVF 3 Exclusivity (page 246)

Through the Effective Time, SVF 3 has agreed not to take, nor permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than Warehouse, its members and/or any of their affiliates or representatives) concerning, relating to or which is intended or is reasonably likely to give rise to or result in any offer, inquiry, proposal or indication of interest, written or oral, relating to any business combination other than with Warehouse, its members and their respective affiliates and representatives. SVF 3 has agreed to, and to cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.

Acquisition Proposal; Alternative Transactions (page 246)

Warehouse has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, it will not, and will cause its subsidiaries and its and their respective directors, officers and other employees and direct all other representatives not to, (i) initiate any negotiations with any person with respect to, or provide any non-public information or data concerning Warehouse or any of its subsidiaries to any person relating to, an acquisition proposal or alternative transaction or afford to any person access to the business, properties, assets or personnel of Warehouse or any of its subsidiaries in connection with an acquisition proposal or alternative transaction, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an acquisition proposal or alternative transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an acquisition proposal or alternative transaction.

Proxy Solicitation; Fiduciary Out (page 245)

SVF 3 has agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting in accordance with the Cayman Companies Act and the Exchange Act, (ii) after the registration statement is declared effective under the Securities Act, cause this proxy statement/prospectus to be disseminated to SVF 3’s shareholders in compliance with applicable law, and (iii) solicit proxies from the holders of SVF 3’s common stock to vote in accordance with the recommendation of the SVF 3 board of directors with respect to each of the proposals contained in this proxy statement/prospectus. SVF 3 has agreed, through the SVF 3 board of directors, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus (the “SVF 3 board recommendation”) and will include the SVF 3 board recommendation in this proxy statement/prospectus, provided that, pursuant to the terms of the Merger Agreement, the SVF 3 board of directors will be permitted to change, withdraw, withhold, qualify and/or modify, and/or publicly propose to change, withdraw, withhold, qualify and/or modify, the SVF 3 board recommendation (a “modification in recommendation”) if the SVF 3 board of directors will have determined in good faith that a failure to make a modification in recommendation would be inconsistent with its fiduciary duties under applicable law.

Termination; Reimbursement Fee (page 253)

The Merger Agreement may be terminated at any time, but not later than the Closing, as follows:

•	by mutual written consent of SVF 3 and Warehouse;

•

by either SVF 3 or Warehouse if the Merger is not consummated on or before the date that is 180 days from the date of the Merger Agreement (as such date may be extended as a result of an adjournment of the Extraordinary General Meeting), which date may be extended for another 60 days if the registration statement of which this proxy statement/prospectus is a part has been filed but is not effective on the date that is 14 days prior to the end of the initial 180-day period;

•	by either SVF 3 or Warehouse if the requisite approval of the stockholders of SVF 3 is not obtained at the Extraordinary General Meeting, as may be adjourned or postponed from time to time;

•

by either SVF 3 or Warehouse if any law or governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger will have been enacted, issued, promulgated, enforced or entered and will have become final and non-appealable, provided that the right to terminate the Merger Agreement will not be available to any party that has breached in any material respect its obligations set forth in the Merger Agreement in any manner that will have proximately contributed to the enactment, issuance, promulgation, enforcement or entry of such law or governmental order;

•	by SVF 3 if Warehouse has breached its representations, warranties, covenants or agreements in the Merger Agreement such that the closing conditions would not be satisfied (subject to a cure period);

•

by SVF 3 if Warehouse fails to deliver the audited consolidated balance sheets of Warehouse and its subsidiaries for the fiscal years ended September 26, 2020 and September 25, 2021, and the audited consolidated statement of operations, statements of comprehensive income (loss), statements of changes in redeemable preferred and common units and members’ deficit and statements of cash flows of Warehouse and its subsidiaries for the same period, together with the notes and schedules thereto, accompanied by the reports thereon of Warehouse’s independent auditors (which reports shall be unqualified), in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the Public Company Accounting Oversight Board (the “PCAOB Audited Financials”) by February 28, 2022;

•

by SVF 3 if the PCAOB Audited Financials contains material restatements, deviations, differences or modifications from the audited consolidated balance sheets of Warehouse and its subsidiaries as of September 26, 2020 and September 28, 2019 and the audited consolidated statement of operations, statements of comprehensive income (loss), statements of changes in redeemable preferred and common units and members’ deficit and statements of cash flows of Warehouse and its subsidiaries for the fiscal years then ended, together with the auditor’s reports thereon of the corresponding fiscal year that would reasonably be expected to significantly and negatively impact the equity value of Warehouse based on the methodology used to determine the equity value of Warehouse included in the non-binding term sheet dated August 2, 2021 between Warehouse and SVF 3, so long as SVF 3 notifies Warehouse of its decision to terminate within 15 days from receipt of the PCAOB Audited Financials;

•

by SVF 3 if Warehouse fails to obtain the requisite approval of the unitholders of Warehouse within 48 hours after the registration statement of which this proxy statement/prospectus is a part becomes effective; or

•

by Warehouse if SVF 3 or Merger Sub breaches its respective representations, warranties, covenants or agreements in the Merger Agreement such that the closing conditions would not be satisfied (subject to a cure period).

In the event of termination of the Merger Agreement and the abandonment of the Business Combination pursuant to the termination provisions set forth in the Merger Agreement, the Merger Agreement will become void and of no effect with no liability to any person on the part of any party (or any of its representatives or affiliates), provided, however, (a) no such termination will relieve any party of any liability or damages to any other party resulting from any willful breach of the Merger Agreement and (b) certain provisions, including those relating to the Trust Account, will continue in effect notwithstanding the termination of the Merger Agreement.

In the event the Merger Agreement is terminated in accordance with the termination rights set forth in the sixth or seventh bullets above, then SVF 3 shall be entitled to receive a reimbursement fee in the amount of $2,000,000 from Warehouse. The PCAOB Audited Financials were delivered to SVF 3 on February 4, 2022, thus ending SVF 3’s right to terminate pursuant to the sixth bullet above. SVF 3’s right to terminate pursuant to the seventh bullet above will expire on February 19, 2022.

The foregoing description of the Merger Agreement and the Business Combination is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this proxy statement/prospectus as Annex A, and the terms of which are incorporated herein by reference.

Other Agreements (page 209)

Equityholders Support Agreement

In connection with the execution of the Merger Agreement, SVF 3 and Warehouse entered into a support agreement (the “Equityholders Support Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex G, with certain unitholders of Warehouse (the “Requisite Equityholders”), which collectively hold Warehouse Units representing a majority of the voting power of each class of the issued and outstanding Warehouse Units. The Equityholders Support Agreement provides, among other things, that each Requisite Equityholder will, with respect to all Warehouse Units held by such Requisite Equityholder: (i) deliver to Warehouse a written consent adopting and approving the Company Merger Agreement, the Merger Agreement, and the transactions contemplated thereby, including the Company Reorganization and the Business

Combination; (ii) cause such units to be counted as present at any meeting of Warehouse unitholders with respect to the Business Combination for the purpose of establishing a quorum; (iii) vote all such units against any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any obligation or agreement of Warehouse or Symbotic Holdings, as applicable, contained in the Merger Agreement or the Equityholders Support Agreement; and (iv) not transfer such units except in certain permitted transfers. See “The Business Combination—Other Agreements—Equityholders Support Agreement” for additional information.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor, the directors and officers of SVF 3 (the “SVF Insiders”) and Warehouse entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex H, whereby each of the Sponsor and the SVF Insiders agreed to vote their SVF 3 Class A ordinary shares and Founder Shares (collectively, the “Covered Shares”) in favor of the Merger and each other proposal included in the agenda for the Extraordinary General Meeting. The Sponsor and the SVF Insiders also agreed, among other things, that (i) they will cause their Covered Shares to be counted as present at the Extraordinary General Meeting for the purpose of establishing a quorum; (ii) vote against any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any obligation or agreement of SVF 3, Merger Sub, the Sponsor or the SVF Insiders, as applicable, contained in the Merger Agreement, the Subscription Agreements or the Sponsor Support Agreement or result in any of the closing conditions not being fulfilled and (iii) vote against any change in business, management or the board of directors of SVF 3 (other than in connection with the Business Combination and related proposals). The Sponsor and SVF Insiders have also agreed not to redeem any Covered Shares owned by them. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for additional information.

Sponsor Letter Agreement

In connection with the execution of the Merger Agreement, the Sponsor, the SVF Insiders, SVF 3 and Warehouse entered into a letter agreement (the “Sponsor Letter Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex I. Pursuant to the Sponsor Letter Agreement, the Sponsor and the SVF Insiders agreed, subject to certain exceptions, not to transfer any of (a) the SVF 3 Class B ordinary shares and any securities into which such shares are converted in connection with the Closing and (b) the Private Placement Shares (but for the avoidance of doubt, not including any of the Post-Combination Company’s Class A common stock issued to Sponsor or any of its affiliates on the Closing Date pursuant to a Subscription Agreement or the Forward Purchase Agreement) (the shares set forth in the foregoing clauses (a) and (b), collectively, the “Sponsor Shares”) until the earlier of (i) one year after the completion of the Business Combination and (ii) the date following the completion of the Business Combination on which the Post-Combination Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Post-Combination Company’s shareholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if, subsequent to the Business Combination, the last reported sale price of the Post-Combination Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Business Combination, the Sponsor Shares shall be released from the foregoing lock-up.

The parties to the Sponsor Letter Agreement have also agreed that certain of the Sponsor Shares shall be subject to certain performance-based vesting provisions described below, and the Sponsor has agreed, subject to certain exceptions, not to transfer any unvested Sponsor Shares prior to the date such securities become vested. Pursuant to the Sponsor Letter Agreement, (i) 60% of the Sponsor Shares will vest at the Closing, (ii) 20% of the

Sponsor Shares (the “$12.00 Threshold Shares”) will vest at such time as Triggering Event I occurs on or before the seventh anniversary of the Closing, and (iii) 20% of the Sponsor Shares (the “$14.00 Threshold Shares”) will vest at such time as Triggering Event II occurs on or before the seventh anniversary of the Closing. Any Sponsor Shares that remain unvested after the seventh anniversary of the Closing shall be forfeited.

In the event the Post-Combination Company enters into a binding agreement on or before (a) the seventh anniversary of the Closing and (b) the occurrence of Triggering Event I and/or Triggering Event II, related to certain sale transactions involving the outstanding voting equity securities of the Post-Combination Company or all or substantially all of the assets of the Post-Combination Company, (i) the $12.00 Threshold Shares (to the extent Triggering Event I has not occurred) shall vest on the day prior to the closing of such sale transaction if the per share price implied in such transaction is equal to or greater than $12.00, and (ii) the $14.00 Threshold Shares (to the extent Triggering Event II has not occurred) shall vest on the day prior to the closing of such sale transaction if the per share price implied in such transaction is equal to or greater than $14.00. See “The Business Combination—Other Agreements—Sponsor Letter Agreement” for additional information.

Unit Purchase Agreement

In connection with the execution of the Merger Agreement, SVF 3, Warehouse, Symbotic Holdings, and certain affiliated entities and trusts of the Symbotic Founder and his family members (the “Sellers”) entered into a Unit Purchase Agreement (the “Unit Purchase Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex J. The Unit Purchase Agreement provides that following the Closing, but on the Closing Date, SVF 3 shall purchase from the Sellers an aggregate number of New Symbotic Holdings Common Units equal to the Repurchase Amount without any deductions or setoff, divided by $10.00, in each case, at a price of $10.00 per Purchase Unit in cash. Concurrently with the purchase of the Purchase Units, an equal number of shares of the Post-Combination Company’s Class V-3 common stock held by the Sellers will automatically and simultaneously be transferred to the Post-Combination Company and the Post-Combination Company shall cancel such shares of the Post-Combination Company’s Class V-3 common stock. See “The Business Combination—Other Agreements—Unit Purchase Agreement” for additional information.

Tax Receivable Agreement

In connection with the Closing, SVF 3 will enter into the Tax Receivable Agreement, a form of which is attached to this proxy statement/prospectus as Annex K, with the TRA Holders and New Symbotic Holdings. The Tax Receivable Agreement will generally provide for the payment by the Post-Combination Company to the TRA Holders of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that the Post-Combination Company actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (a) the existing tax basis in certain assets of New Symbotic Holdings that is allocable to the relevant New Symbotic Holdings Common Units, (b) any step-up in tax basis in New Symbotic Holdings’ assets resulting from (i) certain purchases of New Symbotic Holdings Common Units (including the purchases of the Purchase Units pursuant to the Unit Purchase Agreement), (ii) future exchanges of New Symbotic Holdings Common Units for cash or shares of the Post-Combination Company’s Class A common stock, (iii) certain distributions (if any) by New Symbotic Holdings and (iv) payments under the Tax Receivable Agreement, and (c) tax benefits related to imputed interest deemed to be paid by the Post-Combination Company as a result of payments under the Tax Receivable Agreement.

The Tax Receivable Agreement will generally provide for payments to be made as the Post-Combination Company realizes actual cash tax savings in periods after the Closing from the tax benefits covered by the Tax Receivable Agreement. Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Post-Combination Company exercises its early termination rights under the Tax Receivable Agreement, (ii) the Post-Combination Company experiences certain changes of control or (iii) the Post-Combination Company breaches any of its material obligations under the Tax Receivable Agreement, the Post-Combination Company’s obligations under the Tax Receivable Agreement may accelerate and the Post-Combination Company could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Post-Combination Company’s future taxable income. The lump-sum payment could be substantial and could exceed the actual tax benefits that the Post-Combination Company realizes subsequent to such payment because such payment would be calculated assuming, among other things, that the Post-Combination Company would have certain tax benefits available to it and that the Post-Combination Company would be able to use the potential tax benefits in future years. See “The Business Combination—Other Agreements—Tax Receivable Agreement” for additional information.

Registration Rights Agreement

The Merger Agreement contemplates that, in connection with the consummation of the Business Combination, Symbotic Inc., the Sponsor, certain independent directors of SVF 3 and certain legacy Warehouse unitholders will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), a form of which is attached to this proxy statement/prospectus as Annex L. Pursuant to the A&R Registration Rights Agreement, Symbotic Inc. will agree to register for resale under the Securities Act certain shares of Symbotic Inc. common stock and other equity securities of Symbotic Inc. that are held by the parties thereto from time to time. See “The Business Combination—Other Agreements—Registration Rights Agreement” for additional information.

Subscription Agreements

In connection with the execution of the Merger Agreement, SVF 3 entered into Subscription Agreements (the “Subscription Agreements”), a form of which is attached to this proxy statement/prospectus as Annex M, with certain parties subscribing for shares of the Post-Combination Company’s Class A common stock (the “Subscribers”) pursuant to which the Subscribers have agreed to purchase, and SVF 3 has agreed to sell the Subscribers, an aggregate of 20,500,000 shares of the Post-Combination Company’s Class A common stock, at a purchase price of $10.00 per share for an aggregate purchase price of $205,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. See “The Business Combination—Other Agreements—Subscription Agreements” for additional information.

New Symbotic Holdings LLC Agreement

Following the Closing, Symbotic Inc. will operate its business through New Symbotic Holdings. At the Closing, Symbotic Holdings, Symbotic Inc. and the other unitholders of Symbotic Holdings will enter into the New Symbotic Holdings LLC Agreement, a form of which is attached to this proxy statement/prospectus as Annex N. The operations of Symbotic Holdings, and the rights and obligations of its unitholders, will be set forth in the New Symbotic Holdings LLC Agreement. See “The Business Combination—Other Agreements—New Symbotic Holdings LLC Agreement” for additional information.

Forward Purchase Agreement

In connection with the SVF 3 IPO, SVF 3 entered into a Forward Purchase Agreement (the “Forward Purchase Agreement”) with an affiliate of the Sponsor (the “Forward Purchase Investor”), a form of which is attached to this proxy statement/prospectus as Annex O, which provides for the purchase of $150,000,000 of

Class A ordinary shares (the “Forward Purchase Shares”) for $10.00 per share, in a private placement to close substantially concurrently with the closing of SVF 3’s initial business combination. The Forward Purchase Agreement also provided that the Forward Purchase Investor may elect to purchase up to an additional $50,000,000 of Forward Purchase Shares, for a purchase price of $10.00 per share. Any elections to purchase up to 5,000,000 additional Forward Purchase Shares will take place in one or more private placements in such amounts and at such time as the Forward Purchase Investor determines, but no later than simultaneously with the closing of SVF 3’s initial business combination. SVF 3 and the Forward Purchase Investors may determine, by mutual agreement, to increase the number of additional Forward Purchase Shares at any time prior to SVF 3’s initial business combination. The obligations under the Forward Purchase Agreement do not depend on whether any Class A ordinary shares are redeemed by the Public Shareholders. The Forward Purchase Shares will be issued only in connection with the closing of the initial business combination. The proceeds from the sale of Forward Purchase Shares may be used as part of the consideration to the sellers in SVF 3’s initial business combination, expenses in connection with SVF 3’s initial business combination or for working capital in the post-transaction company.

Sources and Uses of Funds (page 77)

The following tables summarize the estimated sources and uses for funding the Business Combination assuming (i) that none of SVF 3’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination and (ii) that 31,887,500 outstanding Class A ordinary shares (not including 112,500 Class A ordinary shares originally issued in the SVF 3 IPO and purchased by certain directors and officers of SVF 3, which are not subject to redemption in connection with the Business Combination) are redeemed in connection with the Business Combination. The number of Class A ordinary shares redeemable assuming Maximum Redemptions assumes that the per share redemption price is $10.00; the actual per share redemption price will be equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination. Although the pro forma amount of cash under the Maximum Redemptions scenario is less than the Minimum Cash Condition, Warehouse and Symbotic Holdings have not elected to waive such condition. Unless Warehouse and Symbotic Holdings elect to waive this condition, the Maximum Redemptions scenario set out in this section cannot occur.

Estimated Sources and Uses (No Redemptions, in millions)

Sources		Uses
Proceeds from Trust Account(1)	$320	Cash to Balance Sheet	$533
PIPE Investment	205	Repurchase Amount	300
Forward Purchase Shares	200	Transaction Costs	69
SVF Cash Outside Trust Account(1)	3
Net Warrant Exercise Proceeds	174
Total Sources	$902	Total Uses	$902

Estimated Sources and Uses (Maximum Redemptions, in millions)

Sources		Uses
Proceeds from Trust Account(1)	$1	Cash to Balance Sheet	$214
PIPE Investment	205	Repurchase Amount	300
Forward Purchase Shares	200	Transaction Costs	69
SVF Cash Outside Trust Account(1)	3
Net Warrant Exercise Proceeds	174
Total Sources	$583	Total Uses	$583

(1)	As of September 30, 2021.

Please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Anticipated Accounting Treatment (page 236)

The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members under both the No Redemption and Maximum Redemption scenarios continue to control Warehouse before and after the Business Combination. The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded in accordance with GAAP. Warehouse has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•

The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members will have a majority of the voting power of the Post-Combination Company under both the No Redemption and Maximum Redemption scenarios;

•

The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members will have the ability to nominate and represent majority of the Post-Combination Company’s Board; and

•	Warehouse’s former management will comprise the vast majority of the management and executive positions of the Post-Combination Company.

Under this method of accounting, SVF 3 will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Warehouse issuing stock for the net assets of SVF 3, accompanied by a recapitalization. The net assets of SVF 3 will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Warehouse.

Comparison of Equityholders’ Rights (page 266)

Following the consummation of the Business Combination, the rights of Warehouse unitholders who become the Post-Combination Company’s stockholders in the Business Combination will no longer be governed by Warehouse’s organizational documents and instead will be governed by the Proposed Charter and the Proposed Bylaws. See “Comparison of Equityholders’ Rights.”

Summary Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors.” Such risks include, but are not limited to:

•	Risks related to Symbotic’s business, operations and industry, including that:

•

Symbotic is an early-stage company with a limited operating history. Symbotic has not been profitable historically and may not achieve or maintain profitability in the near term or at all, and it is difficult to evaluate Symbotic’s future prospects and the risks and challenges it may encounter.

•

Symbotic depends heavily on principal customers, and therefore, its success is heavily dependent on its principal customers’ ability to grow their businesses and their adoption of Symbotic’s warehouse automation systems.

•

Symbotic’s operating results and financial condition may fluctuate from period to period, which could make its future operating results difficult to predict or cause its operating results to fall below analysts’ and investors’ expectations.

•

C&S Wholesale Grocers, an important customer of Symbotic, is an affiliate of Symbotic. Despite Symbotic’s affiliation with C&S Wholesale Grocers, there is no guarantee that they will continue to be a customer beyond the term of their current contract with Symbotic.

•	Symbotic depends upon key employees and other highly qualified personnel, and will need to hire and train additional personnel.

•

Symbotic’s new warehouse automation systems, software, services and products may not be successful or meet existing or future requirements in supply agreements with existing or future customers, and may be affected from time to time by design and manufacturing defects that could adversely affect its business, financial condition and results of operations and result in harm to its reputation.

•

Symbotic relies on suppliers to provide equipment, components and services. Any disruption to the suppliers’ operations could adversely affect Symbotic’s business, financial condition and results of operations.

•

The markets in which Symbotic participates could become more competitive and many companies may target the markets in which Symbotic does business. Additionally, Symbotic’s customers and potential customers may develop in-house solutions that compete with its warehouse automation systems. If Symbotic is unable to compete effectively with these potential competitors and developments, its sales and profitability could be adversely affected.

•

If Symbotic is unable to develop new solutions, adapt to technological change, evolving industry standards and changing business needs or preferences, sell its software, services and products into new markets or further penetrate its existing markets, its revenue may not grow as expected.

•

Laws and regulations governing the robotics and warehouse automation industries are still developing and may restrict Symbotic’s business or increase the costs of its solutions, making Symbotic’s solutions less competitive or adversely affecting its revenue growth.

•	Supply chain interruptions may increase Symbotic’s costs or reduce its revenue.

•	Risks related to intellectual property, including that:

•

Symbotic may need to bring or defend itself against patent, copyright, trademark, trade secret or other intellectual property infringement or misappropriation claims, which may adversely affect its business, financial condition and results of operations by limiting its ability to use technology or intellectual property and causing it to incur substantial costs.

•

Symbotic’s business, financial condition and results of operations may be adversely affected and the value of its brand, products and other intangible assets may be diminished if it is unable to maintain and protect its IP from unauthorized use, infringement or misappropriation by third parties.

•	Risks related to cybersecurity, software deficiencies, service interruptions and data privacy, including that:

•

Symbotic has experienced cybersecurity incidents in the past and may experience further cybersecurity incidents or security breaches of its systems or IT (including third-party systems or IT that Symbotic relies on to operate its business) in the future, which may result in system disruptions, shutdowns or unauthorized access to or disclosure of confidential or personal information.

•

Symbotic’s ability to efficiently manage and expand its business depends significantly on the reliability, capacity and protection of its systems and IT(including third-party systems or IT that Symbotic relies on to operate its business). Real or perceived errors, failures, bugs, defects or security breaches or interruptions of these systems and IT could disrupt its operations, lead to loss of proprietary information, damage its relationships with customers or its vendors, result in regulatory investigations and penalties, lead to liability and litigation, negatively impact its reputation and otherwise adversely affect its business, financial condition and results of operations.

•	Risks related to SVF 3 and the Business Combination, including that:

•	SVF 3 shareholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

•	If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of the Post-Combination Company’s Class A common stock may decline.

•

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

•	SVF 3 directors and officers may have interests in the Business Combination different from the interests of SVF 3 shareholders.

•

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

•

Because SVF 3 is incorporated under the laws of the Cayman Islands, in the event the Domestication is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

•

Symbotic’s financial results forecast relies in large part upon assumptions and analyses developed by Symbotic. If these assumptions or analyses prove to be incorrect, Symbotic’s actual results may be materially different from its forecasted results.

•	Legal proceedings in connection with the business combination, the outcomes of which are uncertain, could delay or prevent the completion of the business combination.

•	Risks related to redemption, including that:

•

There is no guarantee that a SVF 3 Public Shareholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

•

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.

•	Other risks, including that:

•

As a private company, Symbotic has not been required to document and test, management has not been required to certify, and its auditors have not been required to opine on, the effectiveness of its internal controls over financial reporting. Failure to maintain adequate financial, IT and management processes and controls could result in material weaknesses and errors in Symbotic’s financial reporting, which could adversely affect its business, financial condition and results of operations. Moreover, there are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm its business may occur and not be detected.

•

The dual class structure of the Post-Combination Company’s common stock has the effect of concentrating voting control with the Symbotic Founder and certain other holders of the Post-Combination Company’s Class V-3 common stock; this will limit or preclude your ability to influence corporate matters.

•

Symbotic shares certain key executives with C&S Wholesale Grocers, which means those executives will not devote their full time and attention to the Post-Combination Company’s affairs, and the overlap may give rise to conflicts.

Information about SVF 3 (page 133)

SVF Investment Corp. 3 is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. SVF 3’s Class A ordinary shares are currently listed on NASDAQ under the symbol “SVFC.” The mailing address of SVF 3’s principal executive office is 1 Circle Star Way, San Carlos, California 94070 and the telephone number of SVF 3’s principal executive office is (650)-562-8100.

Information about Symbotic (page 160)

Symbotic’s vision is to make the supply chain work better for everyone. It does this by developing, commercializing, and deploying innovative, end-to-end technology solutions that dramatically improve supply chain operations. Symbotic currently automates the processing of pallets and cases in large warehouses or distribution centers for some of the largest retail companies in the world. Its systems enhance operations at the front end of the supply chain, and therefore benefit all supply partners further down the chain, irrespective of fulfillment strategy.

The mailing address of Warehouse Technologies LLC’s principal executive office is 200 Research Drive, Wilmington, MA 01887 and the telephone number of Warehouse’s principal executive office is (978) 284-2800.

Summary Historical Financial Data For SVF 3

The following table shows summary historical financial data of SVF 3 for the periods and as of the dates indicated.

The summary historical financial data of SVF 3 as of and for the period ended December 31, 2020 was derived from the audited historical consolidated financial statements of SVF 3 included elsewhere in this proxy statement/prospectus. The summary historical financial data of SVF 3 for the nine months ended September 30, 2021 was derived from the unaudited interim consolidated financial statements of SVF 3 included elsewhere in this proxy statement/prospectus.

The following table should be read in conjunction with the sections entitled “Information About SVF 3,” “Selected Historical Financial Information of SVF 3” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SVF 3” and the historical financial statements and the notes and schedules related thereto, included elsewhere in this proxy statement/prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved by the business following the Business Combination.

	For the Nine Months Ended September 30, 2021 (Unaudited)	For the Period From December 11 (inception) through December 31, 2020
Statement of Operations Data:
Loss from operations	$(4,993,011)	$(18,846)
Other income, net	10,848	—
Net loss	(4,982,163)	(18,846)
Basic and diluted weighted average shares outstanding of Class A ordinary shares subject to possible redemption	23,912,088	—
Basic and diluted net loss per ordinary share, Class A ordinary shares subject to possible to possible redemption	(0.15)	—
Basic and diluted weighted average shares outstanding of non-redeemable ordinary shares(1)	8,524,396	8,000,000
Basic and diluted net loss per ordinary share, non-redeemable ordinary shares	(0.15)	(0.00)

Statement of Cash Flows Data:
Net cash used in operating activities	(1,488,436)	(18,846)
Net cash used in investing activities	(320,000,000)	—
Net cash provided by financing activities	324,195,688	—

(1)

On January 29, 2021, SVF 3 effected a share dividend of 12,125,000 Class B ordinary shares, and on February 3 and February 26, 2021, the Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares for no consideration, respectively. The share dividend and share surrender resulted in an aggregate of 8,000,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization.

	As of September 30, 2021 (unaudited)	As of December 31, 2020
Balance Sheet Data:
Total assets	$323,801,300	$132,904
Total liabilities	15,848,950	126,750
Total shareholders’ equity (deficit)	(12,047,650)	6,154

Summary Historical Financial Data For Symbotic

The summary historical consolidated financial information for Symbotic presented below for the years ended September 25, 2021, September 26, 2020 and September 28, 2019, and the summary consolidated balance sheet as of September 25, 2021 and September 26, 2020 have been derived from Symbotic’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

The summary information in the following tables should be read in conjunction with “Selected Historical Consolidated Financial Information of Symbotic,” “Symbotic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Symbotic’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$251,913	$92,086	$100,123
Gross profit (loss)	10,447	(18,930)	(19,964)
Operating loss	(122,381)	(110,377)	(105,793)
Net loss	(122,314)	(109,521)	(104,361)
Loss per unit attributable to Class A Units and Class C Units, basic and diluted	$(24.16)	$(21.64)	$(20.16)
Weighted average units used in computing loss per unit attributable to Class A Units and Class C Units, basic and diluted	6,426,203	6,426,203	6,426,203

Consolidated Statements of Cash Flows Data:
Net cash and cash equivalents provided by (used in) operating activities	$109,567	$(124,307)	$17,185
Net cash and cash equivalents used in investing activities	(12,168)	(5,059)	(4,327)
Net cash and cash equivalents provided by financing activities	—	100,000	—

	September 25, 2021	September 26, 2020
	(in thousands)
Consolidated Balance Sheet Data:
Total assets	$280,535	$224,953
Total liabilities	557,503	409,029
Redeemable preferred and common units	836,260	660,391
Total members’ deficit	(1,113,228)	(844,467)

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the transactions contemplated by the Merger Agreement. Under both the No Redemptions and the Maximum Redemptions scenario, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, SVF 3 will be treated as the “acquired” company for financial reporting purposes with Warehouse considered to be the accounting acquirer. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Warehouse issuing stock for the net assets of SVF 3, accompanied by a recapitalization. The net assets of SVF 3 will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet as of September 25, 2021 gives effect to the Business Combination, as if it had occurred on September 25, 2021.The summary unaudited pro forma condensed combined statements of operations data for the year ended September 25, 2021 give effect to the Business Combination, as if it had occurred on September 27, 2020.

The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) of SVF 3 appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial statements. The pro forma financial statements are based upon, and should be read in conjunction with, the historical consolidated financial statements and related notes of SVF 3 and Symbotic included in this proxy statement/prospectus.

The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what Symbotic’s and SVF 3’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the Post-Combination Company.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of common stock:

•

Assuming No Redemptions: This scenario assumes that no public shareholders of SVF 3 exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: For the purposes of the summary pro forma data, this scenario assumes that 31,281,702 SVF 3 Class A ordinary shares are redeemed for an aggregate payment of approximately $313 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. Although all 31,887,500 SVF 3 Class A ordinary shares are subject to redemption (not including 112,500 Class A ordinary shares originally issued in the SVF 3 IPO and purchased by certain directors and officers of SVF 3, which are not subject to redemption in connection with the Business Combination), the Merger Agreement includes a Minimum Cash Condition of $350.0 million comprising (i) the cash held in the trust account after giving effect to the SVF 3 share redemptions and settlement of outstanding transaction expenses (ii) Cash and Cash Equivalents of SVF 3 and (iii) proceeds from the PIPE Investment and the sale of Forward Purchase Shares.

	Combined Pro Forma
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
Year ended September 25, 2021
Revenue	$251,913	$251,913
Net loss attributable to stockholders	$(32,177)	$(25,544)
Net loss per share attributable to class A common stock—basic and diluted	$(0.41)	$(0.55)
Weighted average shares of class A common stock outstanding—basic and diluted	78,124,000	46,842,298

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of September 25, 2021
Total assets	$815,481	$502,664
Total liabilities	$557,503	$557,503
Total stockholders equity attributable to stockholders	$37,874	$(4,011)
Noncontrolling interests	$220,104	$(50,828)
Total equity	$257,978	$(54,839)

MARKET PRICE AND DIVIDEND INFORMATION

SVF 3

SVF 3’s Class A ordinary shares are traded on NASDAQ under the symbol “SVFC.”

The closing price of the Class A ordinary shares on December 10, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $9.92. As of                , 2022, the SVF 3 Record Date, the closing price of the Class A ordinary shares was $                .

Prior to the announcement of the execution of the Merger Agreement, information regarding merger negotiations between SVF 3 and Symbotic became known to the public on October 18, 2021. On October 15, 2021, the last trading day before October 18, 2021, the closing price of the Class A ordinary shares was $9.86.

Holders of the Class A ordinary shares should obtain current market quotations for their securities. The market price of SVF 3’s securities could vary at any time before the Business Combination.

Holders

As of the SVF 3 Record Date, there were two holders of record of SVF 3’s Class A ordinary shares and three holders of record of SVF 3’s Class B ordinary shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

SVF 3 has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the Post-Combination Company’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Post-Combination Company’s board of directors at such time. The Post-Combination Company’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.

Symbotic

Historical market price information for Warehouse’s units is not provided because there is no public market for Warehouse’s units. See “Symbotic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus.

Risks Related to Symbotic

In this section, “we,” “us” and “our” refer to Symbotic prior to the Business Combination and to Symbotic Inc., or the Post-Combination Company, from and following the Business Combination.

Risks Related to Our Business, Operations and Industry

We are an early-stage company with a limited operating history and a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the near term or at all, and it is difficult to evaluate our future prospects and the risks and challenges we may encounter.

We face significant risks and difficulties as an early-stage company and have a limited operating history upon which to evaluate the viability and sustainability of our technology, systems and processes, which increases the risk to your investment. In addition, we have an accumulated deficit of $1,154.9 million as of September 25, 2021 and $856.9 million as of September 26, 2020 and have incurred recurring net losses since inception, including net losses of $122.3 million and $109.5 million, respectively, for the years ended September 25, 2021 and September 26, 2020. We believe we will continue to incur operating losses in the near term as we continue to invest significantly in our business to position us for future growth, including expending substantial financial and other resources on:

•

product development, including investments in our product development team and the development of new products and new functionality for our warehouse automation systems, as well as investments in further optimizing our existing warehouse automation systems and robotics technology, software, products and infrastructure;

•	our technology infrastructure, including systems architecture, scalability, availability, performance and security;

•	acquisitions and strategic transactions;

•	our international operations and anticipated international expansion; and

•	general administration, including increased legal, compliance and accounting expenses associated with being a public company.

These efforts may be costlier than we expect, and our revenue may not grow at a rate to offset these expenses. We may make investments that do not generate optimal short- or medium-term financial results and may even incur increased operating losses in the short or medium term with no assurance that we will eventually achieve the intended long-term benefits or profitability.

Our investments in our technology, products and services may not be successful on the timeline we anticipate or at all, and may not result in increased revenue growth. Additionally, we have encountered, and may in the future encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as unforeseen operating expenses, difficulties, complications, delays and other known or unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, or we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position and results of operations will be harmed, and we may not be able to achieve or maintain profitability over the long term.

As our businesses expand, our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties of early-stage companies operating in fast evolving high-tech industries in emerging markets.

As a result, it is difficult to predict our future revenue or appropriately budget for our expenses. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected. The projected financial information appearing elsewhere in this proxy statement/prospectus has been prepared by our management and reflects current estimates of future performance. The projected results depend on the successful implementation of our management’s growth strategies and are based on assumptions and events over which we have only partial or no control. Important factors that may affect actual results and cause the results reflected in the projected financial information not to be achieved include, among other things, risks and uncertainties relating to Symbotic’s business, industry performance, the regulatory environment, and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change.

We depend heavily on principal customers, and therefore, our success is heavily dependent on our principal customers’ ability to grow their businesses and their adoption of our warehouse automation systems.

Walmart, Inc. (“Walmart”), our largest customer, accounted for approximately 67% of our total revenue in the fiscal year ended September 25, 2021. We have worked with Walmart since 2015 and entered into a Master Automation Agreement with Walmart in 2017 to implement systems in 25 of Walmart’s 42 regional distribution centers (as it may be amended and/or restated from time to time, the “Walmart MAA”). Pursuant to such agreement, we have agreed to certain restrictions on our ability to sell or license our products and services to a specified company or its subsidiaries, affiliates or dedicated service providers. Walmart will also have certain board observation rights following the Business Combination. Thus, our ability to maintain a close, mutually beneficial relationship with Walmart is an important element in our continued growth.

The loss or cancellation of business from Walmart, including our failure to properly implement or optimize our warehouse automation systems in Walmart’s distribution centers, or our failure to comply with the terms of the Walmart MAA, could materially and adversely affect our business, financial condition or results of operations. Similarly, if Walmart is not able to grow its business or its business declines, including as a result of a reduction in the level of discretionary spending by its customers or competition from other retailers, our business, financial condition or results of operations may be materially and adversely affected.

In addition to our dependence on Walmart, we are also dependent upon sales to C&S Wholesale Grocers, Inc. (“C&S Wholesale Grocers”), with which we are affiliated, Albertsons, Giant Tiger and Target. Net sales to these customers accounted for approximately 33% of our total revenue in the fiscal year ended September 25, 2021. It is not possible for us to predict the level of demand that will be generated by any of these customers in the future. In addition, revenue from these larger customers may fluctuate from time to time based on these customers’ business needs and customer experience, the timing of which may be affected by market conditions or other factors outside of our control. To the extent that one or more customers in this group decide not to implement our warehouse automation systems in their distribution centers or decide to retain manual solutions or adopt single point automated solutions for their distribution centers, our business, financial condition or results of operations may be materially and adversely affected.

C&S Wholesale Grocers, an important customer, is an affiliate of Symbotic. Despite our affiliation with C&S Wholesale Grocers, there is no guarantee that they will continue to be a customer beyond the term of their current contract with us.

Our Chief Executive Officer, Founder and Board Chair, Richard B. Cohen, also serves as the Executive Chairman of C&S Wholesale Grocers. Additionally, Mr. Cohen and trusts for the benefit of his family are the only beneficial stockholders of C&S Wholesale Grocers. As a result, C&S Wholesale Grocers can be considered an affiliate of Symbotic.

C&S Wholesale Grocers is also an important customer that has implemented production Symbotic systems as well as proof of concept and test systems in its facilities. All Symbotic systems purchased under our existing contract with C&S Wholesale Grocers have been delivered, though we have ongoing software license and maintenance obligations under our contract with C&S through March 2026. Despite our affiliation with C&S Wholesale Grocers, there is no guarantee that they will continue to be a customer beyond the term of their current contract with us. To the extent C&S Wholesale Grocers decides not to renew its current contract with us or to implement additional Symbotic warehouse automation systems in their distribution centers, our business, financial condition or results of operations may be materially and adversely affected.

Our operating results and financial condition may fluctuate from period to period, which could make our future operating results difficult to predict or cause our operating results to fall below analysts’ and investors’ expectations.

Our operating results and financial condition fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. Both our business and warehouse automation are changing and evolving rapidly, and our historical operating results may not be useful in predicting our future operating results. If our operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of our common stock will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including:

•	the portion of our revenue attributable to software license and maintenance fees and system operation service fees versus milestone payments for system installation and other sales;

•	changes in pricing by us in response to competitive pricing actions;

•	the ability of our equipment vendors to continue to manufacture high-quality products and to supply sufficient products to meet our demands;

•	the impact of shortages of components, commodities or other materials, including semiconductors and integrated circuits, and other supply chain disruptions;

•	our ability to control costs, including our operating expenses and the costs of the equipment we purchase;

•	the timing and success of introductions of new solutions, products or upgrades by us or our competitors;

•	changes in our business and pricing policies or those of our competitors;

•	competition, including entry into the industry by new competitors and new offerings by existing competitors;

•	our ability to successfully manage any past or future acquisitions, strategic transactions and integrations of businesses;

•	our ability to obtain, maintain, protect or enforce our IP (as defined herein), including our trademarks and patents, and maintaining the confidentiality of our trade secrets;

•	the amount and timing of expenditures, including those related to expanding our operations, increasing research and development, improving facilities and introducing new warehouse automation systems;

•	the ability to effectively manage growth within existing and new markets domestically and abroad;

•	changes in the payment terms for our warehouse automation systems;

•	the strength of regional, national and global economies;

•	the impact of cybersecurity incidents or security breaches; and

•	the impact of natural disasters, health pandemics or man-made problems such as terrorism.

Due to the foregoing factors, and the other risks discussed in this proxy statement/prospectus, you should not rely on quarter-over-quarter and year-over-year comparisons of our operating results as an indicator of our future performance.

Complex software and technology systems will need to be developed, both in-house and in coordination with vendors and suppliers, for us to successfully produce and integrate our warehouse automation systems with our customers’ existing warehouses, and there can be no assurance that such systems will be successfully developed.

Our warehouse automation systems require a substantial amount of third-party and proprietary in-house software and complex hardware to be installed and to operate in our customers’ warehouses. The development of such advanced technologies is inherently complex and costly, and we will need to coordinate with our vendors and suppliers in order to produce and integrate our warehouse automation systems with our clients’ infrastructure. In the future, one or more of our third-party software or hardware providers may choose not to support the operation of their software, software services and infrastructure with our system, or our system may not support the capabilities needed to operate with such software, software services and infrastructure. Defects and errors may be revealed over time (and may not even be known until after our systems have been deployed to our customers) and our control over the performance of third-party services and systems may be limited. We may be unable to develop the necessary software and technology systems or meet the technological requirements and production timing to support our business plan. In addition, our systems may not comply with the cost, performance useful life and warranty requirements we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims, which could adversely affect our business, prospects and results of operations.

We depend upon key employees and other highly qualified personnel, including hardware and software engineers, and will need to hire and train additional personnel.

Our success depends on the continuing services of key employees. We believe the depth and quality of the experience of our management team with the retail supply chain, distribution logistics, automation and robotics technology is a key to our ability to be successful. The loss of any of these individuals could materially and adversely affect our business, prospects, financial condition and operating results. Additionally, the success of our operations will largely depend upon our ability to successfully attract and retain competent and qualified key management personnel. As with any company with limited resources, there can be no guarantee that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into profitability for us.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel, in particular hardware and software engineers. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our business strategy.

In the event that our employees seek to join a labor union, higher employee costs and increased risk of work stoppages or strikes could result. We may also directly or indirectly depend upon other companies with unionized workforces, including suppliers, and work stoppages or strikes with respect to those companies could have a material adverse impact on our business, financial condition or results. Higher employee costs may also result from the high demand and competition for employees. Our inability to attract and retain key employees and highly qualified personnel in a timely and cost-effective manner could materially and adversely affect our business, prospects, financial condition and operating results.

Our new warehouse automation systems, software, services and products may not be successful or meet existing or future requirements in supply agreements with existing or future customers.

We installed our first warehouse automation system in a customer distribution center in 2012 and launched our current warehouse automation system in 2017. Since that time, we have continued to refine the robotics technology and capabilities of our automated systems and anticipate continuing to upgrade our warehouse automation system and related software, services and products in the future. The warehouse automation systems, software, services and products we may launch in the future may not be well received by our customers, may not help us to generate new customers, may adversely affect the attrition rate of existing customers and may increase our customer acquisition costs and the costs to service our customers. Any revenue, if any, we may generate from these or other new warehouse automation systems, software, services or products may be lower than revenue generated from our existing warehouse automation systems, software, services and products and may not be sufficient for us to recoup our development or customer acquisition costs incurred, particularly if launch dates are delayed for our new warehouse automation systems, software, services or products or we are unable to scale such systems, products, software or services. In addition, new warehouse automation systems, software, services and products may require increased operational expenses or customer acquisition costs and present new and difficult technological and intellectual property challenges that may subject us to claims or complaints if our customers experience installation issues, service disruptions or failures or other quality issues. To the extent our new warehouse automation systems, software, services and products are not successful, it could have an adverse impact on our business, financial condition, cash flows or results of operations.

We rely on suppliers to provide equipment, components and services. Any disruption to the suppliers’ operations could adversely affect our business, financial condition and results of operations.

Our business requires that we buy equipment, components and services including electronic components and commodities. Our reliance on suppliers involves certain risks, including:

•	poor quality or an insecure supply chain, which could adversely affect the reliability and reputation of our hardware and software products, solutions and services;

•	changes in the cost of these purchases due to inflation, exchange rate fluctuations, taxes, tariffs, commodity market volatility or other factors that affect our suppliers;

•	embargoes, sanctions and other trade restrictions that may affect our ability to purchase from various suppliers;

•	risks related to intellectual property such as challenges to ownership of rights or alleged infringement by suppliers; and

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shortages of components, commodities or other materials, including semiconductors and integrated circuits, which could adversely affect our manufacturing efficiencies and ability to make timely delivery of our products, solutions and services.

Any of these uncertainties could adversely affect our profitability and ability to compete. We also maintain several single-source supplier relationships because the relationship is advantageous due to performance, quality, support, delivery, capacity or price considerations. Unavailability of, or delivery delays for, single-source components or products could adversely affect our ability to ship the related products in a timely manner. While substitute sources of supply are available, qualifying alternative suppliers and establishing reliable supplies could cost more or result in delays and a loss of sales.

The suppliers on which we rely have each entered into supply agreements with us, and a number of these agreements provide the supplier with a termination right upon notice for any reason or no reason. A supplier’s choice to give notice of termination could disrupt our operations, negatively impact our reputation and adversely affect our business, financial condition and results of operations.

We rely on a number of suppliers for raw materials and components for our systems, and have entered into supply agreements with such suppliers. A number of these supply agreements provide the supplier with a termination right for any reason or no reason. If one of our suppliers terminates their relationship with us, or experiences a supply chain disruption, we could experience delays in our ability to deliver systems to our customers. In addition, while most raw materials and components for our systems are available from multiple suppliers, certain of those items are only available from limited sources. Should any of these suppliers become unavailable or inadequate, or impose terms unacceptable to us, such as increased pricing terms, we could be required to spend a significant amount of time and expense to develop alternate sources of supply, and we may not be successful in doing so on terms acceptable to us, or at all. As a result, the loss of a supplier could adversely affect our relationship with our customers and our reputation, as well as our business, financial condition and results of operations.

We currently share certain services with C&S Wholesale Grocers including, but not limited to, insurance, tax and treasury services. We are in the process of procuring such services separately from C&S Wholesale Grocers or entering into agreements that govern the use of shared services with C&S Wholesale Grocers. Among other potential risks, this process may result in increased costs, including insurance costs, for Symbotic.

We currently rely on certain shared services with our affiliate, C&S Wholesale Grocers, in the operation of our business. A number of these services, including certain insurance, tax and treasury services, information technology (“IT”) equipment and security systems and certain other arrangements (including other support services), are pursuant to unwritten arrangements with C&S Wholesale Grocers. We are currently in the process of entering into independent arrangements and/or agreements with C&S Wholesale Grocers with respect to these services, including with respect to the allocation of liabilities and obligations attributable to us and to C&S Wholesale Grocers under any continued shared services. This process may result in increased costs, including insurance costs, for us. In addition, if these arrangements terminate or expire and we do not enter into replacement agreements, we could suffer operational difficulties and/or significant losses.

The markets in which we participate could become more competitive and many companies, including large retail and e-commerce companies, companies that offer point solutions or other end-to-end or specific supply chain functionalities and other companies that focus on automated technologies, may target the markets in which we do business. Additionally, our customers and potential customers may develop in-house solutions that compete with our warehouse automation systems. If we are unable to compete effectively with these potential competitors and developments, our sales and profitability could be adversely affected.

We provide a system that offers full robot-to-robot, end-to-end supply chain automation solutions. Accordingly, we compete with a number of companies that offer solutions to the retail distribution market, including companies that (i) offer point solutions such as Grey Orange, Locus Robotics, Vecna, OPEX, Fetch and Berkshire Grey; (ii) offer end-to-end solutions, most notably Witron, Honeywell, Dematic, Vanderlande, SSI Schaefer and Swisslog, which are composed of a disparate set of point solutions; and (iii) may offer solutions such as Exotec, Ocado and AutoStore that focus exclusively on e-commerce. Although we believe that our system is significantly differentiated from these offerings, the markets in which we participate may become more competitive in the future.

Our ability to compete depends on a number of factors, including:

•	our warehouse automation systems’ functionality, performance, ease of use, ease of installation, reliability, availability and cost effectiveness relative to that of our competitors’ products;

•	our success in utilizing new and proprietary technologies (including software) to offer solutions and features previously not available in the marketplace;

•	our success in identifying new markets, applications and technologies and evolving our product to address these markets;

•	our ability to attract and retain customers;

•	our name recognition and reputation; and

•	our ability to obtain, maintain, protect and enforce our IP.

Our customers may also internally develop their own automated solutions for their warehouses and distribution centers. Our market may need further education on the value of automation solutions and our platform and products, and on how to integrate them into current operations. A lack of understanding as to how our automation platform and products operate may cause potential customers to prefer more traditional technologies or limited point solutions or internally-developed automated processes or to be cautious about investing in our warehouse automation systems and products. If we are unable to educate potential customers and change the market’s readiness to accept our technology, then our business, results of operations and financial condition may be harmed.

If we are unable to develop new solutions, adapt to technological change, sell our software, services and products into new markets or further penetrate our existing markets, our revenue may not grow as expected.

Our ability to increase sales will depend, in large part, on our ability to enhance and improve our warehouse automation systems, software, services and products, introduce new robotic technology and automation systems in a timely manner, sell into new markets and further penetrate our existing markets. The success of any enhancement or new warehouse automation systems, software, services and products depends on several factors, including the timely completion, introduction and market acceptance of such systems, software, services and products, and the ability to maintain and develop relationships with customers and vendors. Any new warehouse automation system, product or service we develop or acquire may not be introduced in a timely or cost-effective manner. Any new markets into which we attempt to sell our warehouse automation systems, software, services and products may not be receptive. Our ability to further penetrate our existing markets depends on the quality, availability and reliability of our warehouse automation systems, software, services and products and our ability to design our warehouse automation systems, software, services and products to meet customer demand. Similarly, if any of our potential competitors implement new technologies before we are able to implement ours, those competitors may be able to provide more effective products, possibly at lower prices. Any delay or failure in the introduction of new or enhanced solutions could harm our business, financial condition, cash flows and results of operations.

Failure to manage our growth effectively could make it difficult to execute our business strategy and could adversely affect our business, financial condition and results of operations.

We have experienced rapid growth, and we are attempting to continue to grow our business substantially. To this end, we have made, and expect to continue to make, significant investments in our business, including investments in our infrastructure, technology, marketing and sales efforts. These investments include dedicated facilities expansion and increased staffing. If our business does not generate the level of revenue required to support our investment, our business, financial condition and results of operations could be adversely affected.

Our ability to effectively manage our anticipated growth and expansion of our operations will also require us to enhance our operational, financial and management controls and infrastructure, human resources policies and reporting systems. These enhancements and improvements will require significant capital expenditures, investments in additional headcount and other operating expenditures and allocation of valuable management and employee resources. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all.

Our warehouse automation systems, software, services and products may be affected from time to time by design and manufacturing defects that could adversely affect our business, financial condition and results of operations and result in harm to our reputation.

Our warehouse automation systems constitute complex software and hardware products and services that can be affected by design and manufacturing defects. Sophisticated automation solutions and software, such as those offered by us, may have issues that can unexpectedly interfere with the intended operation of hardware or software products. Defects may also exist in components and products that we source from third parties or the system may not be implemented or used correctly or as intended. Any such defects or incorrect implementation or use could make our warehouse automation systems, software, services and products unsafe, create a risk of property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims and related litigation. In addition, from time to time, we may experience outages, service slowdowns or errors that affect our warehouse automation systems and software. As a result, our warehouse automation systems may not perform as anticipated and may not meet customer expectations. There can be no assurance that we will be able to detect and fix all issues and defects in the warehouse automation systems and other hardware, software and services we offer. Failure to do so could result in widespread technical and performance issues affecting our warehouse automation systems and services and could lead to claims against us. We maintain general liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property, plant and equipment or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms or maintain adequate coverage against potential claims, our financial results could be adversely impacted.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing business needs, requirements or preferences, our products may become less competitive.

Our future business and financial success will depend on our ability to continue to anticipate the needs of current and potential customers and to enhance and improve our warehouse automation systems, software, services and products, introduce new robotic technology and automation systems in a timely manner, sell into new markets and further penetrate our existing markets. To be successful, we must be able to quickly adapt to changes in technology, industry standards and business needs of our customers by continually enhancing our technology, services and solutions. Developing new warehouse automation systems, software, services and products and upgrades to our existing warehouse automation systems, software, services and products, as well as integrating and coordinating current warehouse automation systems, software, services and products, imposes burdens on our internal teams, including management, compliance, and product development. These processes are costly, and our efforts to develop, integrate and enhance our systems, software, services and products may not be successful.

Our success also depends on our continued improvements to provide products, services and systems that are attractive to our users and customers. As a result, we must continually invest resources in product development and successfully incorporate and develop new technology. If we are unable to do so or otherwise provide warehouse automation systems, software, services and products that customers want, then our customers may become dissatisfied and use competitors’ services. If we are unable to continue offering innovative systems, software, services and products, we may be unable to attract additional customers or retain our existing customers, which could harm our business, results of operations and financial condition.

Inflation, tariffs, customs duties and other increases in manufacturing and operating costs could adversely affect our cash flow as well as our business, financial condition and results of operations.

Our operating costs are subject to fluctuations, particularly due to changes in prices for commodities, parts, raw materials, energy and related utilities, freight and cost of labor which may be driven by inflation, prevailing price levels, exchange rates, changes in trade agreements and trade protection measures including tariffs and other economic factors. Our operating costs have in the past and may continue to be impacted by price inflation. The U.S. has enacted various trade actions, including imposing tariffs on certain goods we import from other countries, which has also contributed to higher costs for some commodities and raw materials. Additional tariffs imposed by the U.S., or further retaliatory trade measures taken by other countries, could increase the cost of our products that we may not be able to offset. Actions we take to mitigate volatility in manufacturing and operating costs may not be successful and, as a result, our financial condition, cash flows and results of operations could be adversely affected.

In our customer agreements, we agreed to undertake certain liability allocations as part of the negotiation process. The occurrence of such liability could disrupt our business or result in liability.

Our customer contracts, including those with our largest customers, contain allocations of liability between us and our customers, including warranty and indemnification provisions, including indemnification obligations with respect to infringement or misappropriation of third-party IP; damage, destruction, injury or property damage to our customers; and actions by Symbotic employees. The potential liabilities associated with such provisions are significant, though our customer contracts also typically contain limitations on our liability with respect to any indemnification claims. Costs, payments or damages incurred or paid by us in connection with indemnification claims could adversely affect our financial condition, cash flows and results of operations.

We may need to raise additional capital, and this capital may not be available on terms favorable to us or our stockholders, or at all, when needed.

The manufacture, integration and assembly of our warehouse automation systems are capital-intensive businesses. Our business plan to manufacture, integrate and assemble warehouse automation systems for our customers is expected to require continued capital investment to fund operations, continue research and development and improve facilities. There can be no assurance that we will have access to the capital we need on favorable terms when required or at all. If we cannot raise additional funds when we need them, our financial condition, business, prospects and results of operations could be materially adversely affected. We may raise funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict our business or other unfavorable terms. We may also raise funds through the sale of additional equity securities, which could dilute our stockholders.

We may experience risks associated with future mergers, acquisitions or dispositions of businesses or assets or other strategic transactions.

As part of our business strategy, we may pursue mergers, acquisitions or dispositions of businesses or assets or other strategic transactions that we believe will enable us to strengthen or broaden our business. We may be unable to implement this element of our strategy if we cannot identify suitable companies, businesses or assets, reach agreement on potential strategic transactions on acceptable terms and manage the impacts of such transactions on our business or for other reasons. Moreover, mergers, acquisitions, dispositions and other strategic transactions involve various risks, including, among other things, (i) difficulties relating to integrating or disposing of a business and unanticipated changes in customer and other third-party relationships subsequent thereto, (ii) diversion of management’s attention from day-to-day operations, (iii) failure to realize the anticipated benefits of such transactions, such as cost savings and revenue enhancements, (iv) potentially substantial transaction costs associated with such transactions, and (v) potential impairment resulting from the overpayment for an acquisition. In addition, future mergers or acquisitions may require us to obtain additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent a transaction financed by non-equity consideration results in goodwill, it will reduce our tangible net worth, which might have an adverse effect on credit availability. For all these reasons, our pursuit of mergers, acquisitions or dispositions of businesses or assets or other strategic transactions could cause our actual results to differ materially from those anticipated.

If demand for our warehouse automation systems does not grow as we expect, or if market adoption of A.I.-enabled robotics and warehouse automation systems does not continue to develop, or develops more slowly than we expect, our future revenue may stagnate or decline, and our business may be adversely affected.

The warehouse automation industry is rapidly growing and developing. We may not be able to develop effective strategies to raise awareness among potential customers of the benefits of A.I.-enabled robotics and automation or our warehouse automation systems may not address the specific needs or provide the level of functionality required by potential customers to encourage the continuation of this shift towards warehouse automation. If warehouse automation technology does not continue to gain broader market acceptance as an alternative to conventional manual operations, or if the marketplace adopts warehouse automation technologies that differ from our technologies, we may not be able to increase or sustain the level of sales of our systems or retain existing customers or attract new customers, and our operating results would be adversely affected as a result.

Laws and regulations governing the robotics and warehouse automation industries are still developing and may restrict our business or increase the costs of our systems, making our systems less competitive or adversely affecting our revenue growth.

We are generally subject to laws and regulations relating to the robotics and warehouse automation industries in the jurisdictions in which we conduct our business or in some circumstances, of those jurisdictions in which we offer our warehouse automation systems, as well as the general laws and regulations that apply to all businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations are developing and vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material and adverse impact on our operations and financial results.

Supply chain interruptions may increase our costs or reduce our revenue.

We depend on good vendor relationships and the effectiveness of our supply chain management systems to ensure reliable and sufficient supply, on reasonably favorable terms, of materials used in our manufacturing processes. The materials we purchase and use in the ordinary course of business are sourced from a wide variety of suppliers around the world, including China, Germany, and the United States. Disruptions in the supply chain may result from the COVID-19 pandemic or other public health crises, weather-related events, natural disasters, trade restrictions, tariffs, border controls, acts of war, terrorist attacks, third-party strikes, work stoppages or slowdowns, shipping capacity constraints, supply or shipping interruptions or other factors beyond our control. In the event of disruptions in its existing supply chain, the labor and materials we rely on in the ordinary course of its business may not be available at reasonable rates or at all. Our supply chain also depends on third-party warehouses and logistics providers. Any disruption in the supply, storage or delivery of materials could disrupt our operations, which may cause harm to our reputation and results of operations.

Risks Related to Intellectual Property

We may need to bring or defend ourselves against patent, copyright, trademark, trade secret or other intellectual property infringement or misappropriation claims, which may adversely affect our business, financial condition and results of operations by limiting our ability to use technology or intellectual property and causing us to incur substantial costs.

We may become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our automated warehouse system without infringing, misappropriating or otherwise violating the IP of third parties. However, we may not be aware that our offering infringes, misappropriates or otherwise violates third-party IP, and such third parties may bring claims alleging such infringement, misappropriation or violation.

Companies, organizations or individuals, including our competitors, may own or obtain patents, copyrights, trademarks, trade secrets or other intellectual property or proprietary rights (collectively, “IP”) that would prevent or limit our ability to develop, manufacture or sell our warehouse automation systems, which could make it more difficult for us to operate our business. We may receive inquiries from IP owners inquiring whether we have infringed upon or misappropriated or violated their proprietary rights or IP, or otherwise not complied with the terms and conditions such rights may be subject to (including open source software licenses). Companies owning IP, including those relating to warehouse automation, may allege infringement, misappropriation or violation of such rights. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patent applications may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party obtains an injunction preventing us from using our IP, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our services or systems or cease business activities related to such IP.

In response to a determination that we have infringed upon, misappropriated or violated a third party’s IP (including through our indemnification obligations), we may be required to do one or more of the following:

•	cease development, sales or use of our products that incorporate or are covered by the asserted IP;

•	pay substantial damages, including through settlement payments or indemnification obligations (including legal fees);

•	obtain a license from the owner of the asserted IP, which license may not be available on reasonable terms or at all; or

•	redesign one or more aspects of our warehouse automation systems that is alleged to infringe, misappropriate or violate any third-party IP.

A successful claim of infringement, violation or misappropriation against us could materially adversely affect our business, prospects, financial condition and operating results. Any legal proceedings or claims, whether valid or invalid, could result in substantial costs and diversion of resources. If third parties successfully oppose or challenge our trademarks or other IP or successfully claim that we infringe, misappropriate or otherwise violate their trademarks or other IP, we may be subject to liability, required to enter into costly license agreements, or required to rebrand or restrict our offering. Also, we expect that the occurrence of infringement claims is likely to grow as the market for our system grows. Accordingly, our exposure to damages resulting from infringement claims could increase, and this could further exhaust our financial and management resources.

In order to protect our IP, we may be required to spend significant resources to monitor our IP. Litigation may be necessary in the future to enforce our IP and to protect our trade secrets. Litigation brought to protect and enforce our IP could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our IP. Further, our efforts to enforce our IP may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our IP, and if such defenses, counterclaims, or countersuits are successful, we could lose our rights in and to valuable IP. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our offering and platform capabilities, impair the functionality of our offering and platform capabilities, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our offering, or injure our reputation.

Our business, financial condition and results of operations may be adversely affected and the value of our brand, products and other intangible assets may be diminished if we are unable to maintain and protect our IP (including maintaining the confidentiality and control of our proprietary source code and other trade secrets) from unauthorized use, infringement or misappropriation by third parties.

Our success depends on our ability to protect our IP (including by obtaining and enforcing our patents and trademarks and maintaining the confidentiality of our proprietary source code and other trade secrets), and the failure to adequately maintain, protect or enforce our IP could result in our competitors offering products or services similar or superior to ours, which would adversely affect our business, prospects, financial condition and operating results. We rely on a combination of patents, trade secrets (including know-how), employee and third-party invention assignment and nondisclosure agreements, copyright, trademark, and other IP licenses and contractual rights to establish, maintain and protect the IP in and to our systems and technology. The measures we take to maintain and protect our IP from infringement, misappropriation or violation by others or the unauthorized disclosure of our trade secrets may not be effective for various reasons, including the following:

•	any patent applications we submit or currently have pending may not result in the issuance of patents;

•	the scope of our issued patents, including our patent claims, may not be broad enough to protect our proprietary rights;

•	our issued patents may be challenged, invalidated or held unenforceable through administrative or legal proceedings in the U.S. or in foreign jurisdictions;

•	our employees or business partners may breach their confidentiality, non-disclosure and non-use obligations to us and we may not have adequate remedies for any such breach;

•

current and future competitors or third parties may reverse engineer, circumvent or design around our technology or IP or independently discover or develop technologies or software that are substantially equivalent or superior to ours;

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we may not be successful in enforcing our IP portfolio against third parties who are infringing, violating or misappropriating such IP, for a number of reasons, including substantive and procedural legal impediments;

•

our trademarks may not be valid or enforceable, our efforts to protect our trademarks from unauthorized use may be deemed insufficient to satisfy legal requirements throughout the world to maintain our rights in our trademarks, and any goodwill that we have developed in those trademarks could be lost or impaired;

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the costs associated with enforcing patents, confidentiality and invention assignment agreements or other IP and IP-related agreements may make enforcement commercially impracticable or divert our management’s attention and resources; and

•

our use of open source software could: (i) subject us to claims alleging that we are not compliant with such software licenses; (ii) require us to publicly release portions of our proprietary source code; and (iii) expose us to greater security risks than would the use of non-open source third-party commercial software.

Additionally, IP laws vary throughout the world. Some foreign countries do not protect IP to the same extent as do the laws of the U.S. Further, policing the unauthorized use of or enforcing our IP in foreign jurisdictions may be difficult. Therefore, as we continue to expand our international footprint, our IP may not be as strong and expansive, or as easily enforced (or even exist), outside of the U.S. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating, or otherwise violating our IP.

If we are unable to adequately prevent disclosure of trade secrets or other proprietary information, the value of our technology may be diminished. We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurance can be given that these agreements will be enforceable or will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offering and platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach.

Our software platform contains third-party open source software components. Certain use of such open source components with our proprietary software could adversely affect our ability to charge fees for, or otherwise protect the value of, our offerings.

Our software platform contains software modules licensed to us by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of non-open source third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform.

Some open source licenses contain requirements that we make available source code for modifications or derivative works of our proprietary software based upon the type of open source software we use, or grant other licenses to our IP. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar product or service offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.

Although we monitor our use of open source software to avoid subjecting our platform to unintended conditions, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. We could similarly be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability which may result in an injunction against providing our offering, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

Our patent applications may not issue or, if issued, may not provide sufficient protection, which may adversely affect our ability to prevent others from commercially exploiting products similar to ours.

We rely on our patent portfolio to protect our competitive advantages. As of September 25, 2021, we had 275 issued patents in 11 countries and an additional 144 patents pending worldwide. Our issued patents are scheduled to expire between October 2021 and December 2040. The pending patent applications are presently undergoing examination or expected to undergo examination in the near future. These patents and patent applications seek to protect our proprietary inventions relevant to our business (including our revolutionary distribution center structure, our depalletizing tool and other software and hardware components related to our system), in addition to other proprietary technologies (including source code) which are primarily maintained as trade secrets. We intend to pursue additional IP protection to the extent we believe it would be beneficial and cost-effective. We make business decisions about when to seek patent protection for a particular technology and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our point-to-point warehouse solutions or other automated or robotic-assisted distribution systems.

Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or offerings. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or offerings. Furthermore, legal standards relating to the validity, enforceability and scope of protection of IP rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our offering and use information that we regard as proprietary to create products that compete with ours.

We also cannot be certain that we are the first inventor of the subject matter for which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has invented or filed a patent application with respect to the same subject matter as we have, we may not be entitled to the protection sought by our applicable patent applications. We also cannot be certain that all the claims included in a patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection provided by issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, even if all of our patent claims are allowed and cover their intended scope, our competitors may circumvent or design around our issued patents, which may adversely affect our business, prospects, financial condition and operating results. Finally, our issued patents may be challenged and invalidated.

Risks Related to Cybersecurity, Software Deficiencies, Service Interruptions and Data Privacy

We have experienced cybersecurity incidents in the past and may experience further cybersecurity incidents or security breaches of our systems or IT in the future, which may result in system disruptions, shutdowns or unauthorized access to or disclosure of confidential or personal information.

We rely heavily on IT and operational technology (“OT”) in our warehouse automation systems and other products, systems, solutions and services for customers, and in our enterprise infrastructure. Despite the implementation of security measures, our IT and OT systems may be subject to unauthorized access or harm by nation states, cyber-criminals, malicious insiders and other actors who may engage in fraud, theft of confidential or proprietary information, sabotage or other criminal activity. Our IT and OT systems could be compromised by malware (including ransomware), cyber-attacks and other events, or as a result of error or system failure. Hardware and software that we procure or rely upon from third parties may also contain defects or vulnerabilities in manufacture or design that could expose our systems to a risk of compromise. In addition, our software platform contains third-party open source components, which may expose us to greater security risks than the use of non-open source third-party commercial software.

We have experienced cyber threats and incidents in the past, although none have been material or had a material adverse effect on our business or financial condition. In the past, an unauthorized actor gained access to our IT system, which resulted in certain information being accessed and exfiltrated, including human resources and employee data. Information that may have been subject to unauthorized access includes names, addresses and Social Security Numbers of employees. We may experience additional cybersecurity incidents and security breaches in the future. Additionally, due to the ongoing COVID-19 pandemic, certain functional areas of our workforce remain in a remote work environment and such an environment may be outside of our corporate network security protection boundaries, which imposes additional risks to our business, including increased risk of industrial espionage, phishing and other cybersecurity attacks, and unauthorized dissemination of sensitive, proprietary or confidential information.

Our business also uses IT resources on a dispersed basis for a wide variety of key functions including product and software development, engineering, manufacturing, sales, accounting, human resources and IT security. Our vendors, partners, employees and customers have access to, and share, information across multiple locations via various digital technologies. In addition, we rely on partners and vendors, including cloud providers, for a wide range of outsourced activities as part of our IT infrastructure and our commercial offerings. Secure connectivity is important to these ongoing operations. Also, our partners and vendors frequently have access to our confidential information as well as confidential information about our customers, employees and others. We design our security architecture to reduce the risk that a compromise of our partners’ data or infrastructure, for example a cloud platform, could lead to a compromise of our internal systems or customer networks, but this risk cannot be eliminated and vulnerabilities at third parties could result in unknown risk exposure to our business. Any significant security incident could have an adverse impact on sales, interrupt or delay our ability to operate or service our customers, harm our reputation and cause us to incur legal liability and increased costs to address such events and related security concerns.

Our ability to efficiently manage and expand our business depends significantly on the reliability, capacity and protection of our systems and IT. Real or perceived failures or security breaches of our systems and IT could disrupt our operations, lead to loss of proprietary information, damage our relationships with customers, result in regulatory investigations and penalties, lead to liability, negatively impact our reputation and otherwise adversely affect our business, financial condition and results of operations.

Our systems, hardware and software products, solutions and services are used by our customers in applications that may be subject to information theft, tampering, vulnerabilities or sabotage. Careless or malicious actors could cause a customer’s supply chain processes to be disrupted or could cause equipment to operate in an improper manner that could result in harm to people or property. While we continue to improve the security attributes of our warehouse automation systems, software, services and products, we can reduce risk but not eliminate it. To a significant extent, the security of our customers’ systems depends on how those systems are designed, installed, protected, configured, updated and monitored, and much of this is typically outside our control. In addition, the software supply chain introduces security vulnerabilities into many products across the industry.

The current cyber threat environment indicates increased risk for all companies, including those in supply chain automation. Any significant security incident could have an adverse impact on sales, interrupt or delay our ability to operate or service our customers, harm our reputation and cause us to incur legal liability and increased costs to address such events and related security concerns. Cybersecurity incidents may also compromise third parties upon which we rely for our operations, and we are limited in our ability to prevent or mitigate those compromises.

If such an event results in unauthorized access to or loss of any data subject to data privacy and security laws and regulations, then we could be subject to substantial fines by U.S. federal and state authorities, foreign data privacy authorities around the world and private claims by companies or individuals. A cyber-attack may cause additional costs, such as investigative and remediation costs, and the costs of providing individuals and/or data owners with notice of the breach, legal fees, and the costs of any additional fraud detection activities required by law, a court or a third-party. Further, if a high profile security breach occurs with respect to another provider of supply chain automation solutions, our customers and potential customers may lose trust in the security of our services or in the supply chain automation industry generally, which could adversely impact our ability to retain existing customers or attract new ones. Even in the absence of any security breach, customer concerns about security, privacy or data protection may deter them from using our software, services and products, which could negatively impact our reputation and otherwise adversely affect our business, financial condition and results of operations.

A breach of our systems or IT that results in unauthorized access to personal information could require us to notify affected employees, customers and other persons (including governmental organizations) and lead to lawsuits and investigations alleging breaches of applicable laws or regulations.

We may collect and process certain personal information of our customers or customers’ customers in connection with our business. Additionally, we collect and otherwise process other data relating to individuals, including business partners, prospects, employees, vendors and contractors. Although we take steps to protect the security of our customers’ personal information and other personal information within our control, we may face actual or perceived breaches of security, security incidents or other misuses of this information, and many jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. We may be required to expend significant resources to comply with security breach and security incident notification requirements if a third party accesses or acquires such personal information without authorization, if we otherwise experience a security breach or incident or loss or damage of personal information, or if this is perceived to have occurred. Any actual or perceived breach of our network security or systems, or those of our vendors or service providers, could result in claims, litigation and proceedings against us by governmental entities, customers, individuals or others, have negative effects on our business and future prospects, including possible fines, penalties and damages, and could result in reduced demand for our energy storage products and harm to our reputation and brand, resulting in negative impacts to our business, financial condition and results of operations.

We depend and rely upon technologies from third parties (including cloud-based technologies) to operate our business, and interruptions of or performance or security problems with these technologies or the termination of relationships with the providers of these technologies may adversely affect our business, financial condition and results of operations.

We rely on partners and vendors, including cloud providers, for a wide range of outsourced activities as part of our internal IT infrastructure and our commercial offerings. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms, our expenses could increase, our ability to manage finances could be interrupted and our processes for managing sales of our automated warehouse system and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business and results of operations.

Real or perceived errors, failures, bugs or defects in our systems or IT could adversely lead to liability and litigation, disrupt our operations and could negatively impact our reputation and otherwise adversely affect our business, financial condition and results of operations.

Our automated warehouse systems are complex and, like all complicated systems that depend on software and hardware, may contain undetected defects or errors. We are continuing to evolve the features and functionality of our automated warehouse systems through updates and enhancements, and as we do so, we may introduce additional defects or errors that may not be detected until after deployment by our customers. Moreover, if we acquire companies or integrate into our platform technologies developed by third parties, we may encounter difficulty in incorporating the newly-obtained technologies into our platform and maintaining the quality standards that are consistent with our reputation. In addition, if our automated warehouse system is not implemented or used correctly or as intended, inadequate performance and disruptions in service may result. Because our customers use our automated warehouse system for important aspects of their business, any actual or perceived errors, defects, bugs, or other performance problems in our system could damage our customers’ businesses. Any defects or errors in our automated warehouse systems, generally, or the perception of such defects or errors, could result in a loss of existing or potential customers and delayed or lost revenue and could damage our reputation or lead to liability or litigation.

In addition, errors in our software or hardware that supports our automated warehouse systems, generally, could cause system failures, loss of data or other adverse effects for our customers who may assert warranty and other claims for substantial damages against us. Although our agreements with our customers often contain provisions that seek to limit our exposure to such claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. While we seek to insure against these types of claims, our insurance policies may not adequately limit our exposure to such claims. These claims, even if unsuccessful, could be costly and time consuming to defend and could harm our business, financial condition, results of operations, and cash flows.

Our business requires the collection, use, handling, processing, transfer and storage of employee and customer data, and such activities may be regulated by third-party agreements and our own privacy policies as well as certain federal, state and foreign laws and regulations.

Our handling of customer and employee data is subject to a variety of laws and regulations relating to privacy, data protection and cybersecurity, and we may become subject to additional obligations, including contractual obligations, relating to our maintenance and other processing of this data, and new or modified laws or regulations. Any actual or alleged failure by us to comply with our privacy policy or any federal, state or international privacy, data protection or security laws or regulations or other obligations could result in claims and litigation against us, regulatory investigations and other proceedings, legal liability, fines, damages and other costs. Any actual or alleged failure by any of our vendors or business partners to comply with contractual or legal obligations regarding the protection of information about our customers could carry similar consequences. Should we become subject to additional privacy or data protection laws, regulations, or other obligations relating to privacy, data protection or cybersecurity, we may need to undertake compliance efforts that could carry a large cost and could entail substantial time and other resources.

In addition, we publish privacy policies and other documentation regarding our collection, use, disclosure, and other processing of personal information. Although we endeavor to adhere to these policies and documentation, we and the third parties on which we rely may at times fail to do so or may be perceived to have failed to do so. Such failures or perceived failures could subject us to regulatory enforcement action as well as costly legal claims by affected individuals or our customers.

Numerous states and the federal government have enacted, or are considering enacting, increasingly complex and rigorous privacy, information security and data protection laws and regulations that could have a significant impact on our current and planned privacy, data protection and information security-related practices. In addition, monitoring and complying with these laws and regulations may be expensive and disruptive to our business, and our real or perceived failure to comply with them could adversely affect our business, financial condition and results of operations.

We, our customers, and third parties whom we work with are subject to numerous evolving and increasingly stringent foreign and domestic laws and requirements relating to privacy, data security, and data protection that are increasing the cost and complexity of operating our business. Compliance with state, federal and foreign privacy regulations, such as the California Consumer Privacy Act or the European Union’s General Data Protection Regulation, could increase our operating costs as part of our efforts to protect and safeguard our sensitive data and personal information. Failure to maintain information privacy could result in legal liability or reputational harm.

We strive to comply with applicable privacy, data security, and data protection laws and requirements, but we cannot fully determine the impact that current or future such laws and requirements may have on our business or operations. Such laws or requirements may be inconsistent from one jurisdiction to another, subject to differing interpretations, and courts or regulators may deem our efforts to comply as insufficient. If we or the third parties we rely on to operate our business and deliver our services fail to comply, or are perceived as failing to comply, with our legal or contractual obligations relating to privacy, data security, or data protection, or our policies and documentation relating to personal information, we could face: governmental enforcement action; litigation with our customers, individuals or others; fines and civil or criminal penalties for us or company officials; obligations to cease offering our services or to substantially modify them in ways that make them less effective in certain jurisdictions; negative publicity and harm to our brand and reputation; and reduced overall demand for our services. Such developments could adversely affect our business, financial condition, and results of operations.

Risks Related to SVF 3 and the Business Combination

In this section, “we,” “us” and “our” refer to SVF 3 prior to the Business Combination and to Symbotic Inc., or the Post-Combination Company, following the Business Combination.

SVF 3 shareholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of the merger consideration to Warehouse unitholders, current SVF 3 shareholders’ percentage ownership will be diluted. Assuming No Redemptions, Symbotic Inc. is expected to own approximately 14% of the New Symbotic Holdings Common Units and the current Warehouse unitholders are expected to own approximately 86% of the New Symbotic Holdings Common Units. Assuming Maximum Redemptions, Symbotic Inc. is expected to own approximately 9% of the New Symbotic Holdings Common Units and the current Warehouse unitholders are expected to own approximately 91% of the New Symbotic Holdings Common Units. Additionally, of the expected members of the Post-Combination Company’s Board after the completion of the Business Combination, none of the current directors of SVF 3 will remain a director and only one director will be an affiliate of SoftBank Investment Advisers and six will be current managers of Warehouse. The percentage of the Post-Combination Company’s common stock that will be owned by current SVF 3 shareholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination. To illustrate the potential ownership percentages of current SVF 3 shareholders under different redemption levels, based on the number of issued and outstanding SVF 3 ordinary shares and Warehouse Units on             , 2022, and based on the merger consideration, current SVF 3 shareholders, as a group, will own (1) if there are No Redemptions,             % of the Post-Combination Company’s Class A common stock expected to be outstanding immediately after the Business Combination or (2) if there are redemptions of 100% of the outstanding Public Shares,             % of the Post-Combination Company’s common stock expected to be outstanding immediately after the Business Combination. Because of this, current SVF 3 shareholders, as a group, will have less influence on the Board, management and policies of the Post-Combination Company than they now have on the board of directors, management and policies of SVF 3.

The Sponsor and SVF 3’s directors, officers and their affiliates may elect to purchase Public Shares, which may influence a vote on the Business Combination and reduce the public “float” of SVF 3’s Class A ordinary shares.

The Sponsor and SVF 3’s directors and officers collectively control 22.3% of the outstanding ordinary shares of SVF 3. The Sponsor and SVF 3’s directors, officers or their affiliates may purchase additional Public Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to redeem Public Shares held by the Sponsor or SVF 3’s directors, officers or their affiliates.

In the event that the Sponsor and SVF 3’s directors, officers or their affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. The purpose of any such purchases of Public Shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination, where it appears that such requirement would otherwise not be met. Any such purchases of SVF 3’s Public Shares may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of SVF 3’s ordinary shares and the number of beneficial holders of SVF 3’s ordinary shares may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of SVF 3’s ordinary shares on a national securities exchange.

The market price of shares of the Post-Combination Company’s common stock after the Business Combination may be affected by factors different from those currently affecting the prices of shares of SVF 3’s Class A ordinary shares.

Upon completion of the Business Combination, holders of shares of SVF 3 will become holders of the Post-Combination Company’s Class A common stock. Prior to the Business Combination, SVF 3’s operations have been limited to the identification of a suitable target for a business combination. Upon completion of the Business Combination, the Post-Combination Company’s results of operations will depend upon the performance of Symbotic’s businesses, which are affected by factors that are different from those currently affecting the results of operations of SVF 3.

If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of Post-Combination Company’s Class A common stock may decline.

The market price of our shares may decline as a result of the Business Combination if we do not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on our financial results is not consistent with the expectations of financial analysts. Accordingly, holders of SVF 3’s Class A ordinary shares following the consummation of the Business Combination may experience a loss as a result of a decline in the market price of the Post-Combination Company’s Class A common stock. In addition, a decline in the market price of the Post-Combination Company’s Class A common stock following the consummation of the Business Combination could adversely affect our ability to issue additional securities and to obtain additional financing in the future.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: approval of the Merger Agreement by SVF 3 shareholders and by Warehouse unitholders; approval of the proposals required to effect the Business Combination by SVF 3 shareholders (including the approval of the Domestication); the absence of orders prohibiting completion of the Business Combination; the effectiveness of the registration statement of which this proxy statement/prospectus is a part; approval of the shares of Class A common stock to be issued to Warehouse unitholders and SVF 3 shareholders for listing on NASDAQ; the requirement that SVF 3 have $350,000,000 in Closing SVF Cash; the consummation of the sale of the Post-Combination Company’s Class A common stock under the Subscription Agreements of at least $50,000,000; SVF 3 having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the redemptions of Public Shares in connection with the Business Combination; the effectiveness of the Company Reorganization; the resignation of certain directors and officers of SVF 3, the consummation of the transactions contemplated by the Forward Purchase Agreement; the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Merger Agreement), and the performance by both parties of their covenants and agreements. These conditions to the Closing may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed. In addition, SVF 3 and Warehouse can mutually decide to terminate the Merger Agreement at any time, before or after their respective shareholder or unitholder approvals, or SVF 3 or Warehouse may elect to terminate the Merger Agreement in certain other circumstances. See “The Merger Agreement—Termination.”

Termination of the Merger Agreement could negatively impact SVF 3.

If the Business Combination is not completed for any reason, including as a result of Warehouse unitholders declining to adopt the Merger Agreement or SVF 3 shareholders declining to approve the proposals required to effect the Business Combination, the ongoing business of SVF 3 may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, SVF 3 would be subject to a number of risks, including the following:

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SVF 3 may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•	SVF 3 will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

•

since the Merger Agreement restricts the conduct of SVF 3’s business prior to completion of the Business Combination, SVF 3 may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section titled “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to SVF 3).

If the Merger Agreement is terminated and the SVF 3 Board seeks another merger or business combination, SVF 3 shareholders cannot be certain that SVF 3 will be able to find another acquisition target that would constitute a business combination that such other merger or business combination will be completed. See “The Merger Agreement—Termination.”

Symbotic will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and customers may have an adverse effect on Symbotic and consequently on SVF 3. These uncertainties may impair Symbotic’s ability to attract, retain and motivate key personnel until the Business Combination is completed and could cause customers and others that deal with Symbotic to seek to change existing business relationships with Symbotic. Retention of certain employees may be challenging during the pendency of the Business Combination as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, our business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts Symbotic from making certain expenditures and taking other specified actions without the consent of SVF 3 until the Business Combination occurs. These restrictions may prevent Symbotic from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See “The Merger Agreement—Covenants and Agreements.”

SVF 3 directors and officers may have interests in the Business Combination different from the interests of SVF 3 shareholders.

Officers of SVF 3 negotiated the terms of the Merger Agreement with their counterparts at Symbotic, and the SVF 3 Board determined that entering into the Merger Agreement was in the best interests of SVF 3, declared the Merger Agreement advisable and recommended that SVF 3 shareholders approve the proposals required to effect the Business Combination. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that SVF 3’s directors and officers may have financial interests in the Business Combination that may be different from, or in addition to, the interests of SVF 3 shareholders. These interests include, among other things, the interests listed below:

•

If the Business Combination with Symbotic or another business combination is not consummated within the Completion Window, SVF 3 will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the SVF 3 Board, dissolving and liquidating. In such event, the 8,000,000 Founder Shares held by SVF 3’s Initial Shareholders which were acquired for an aggregate purchase price of

$25,000 prior to the SVF 3 IPO, would be worthless because SVF 3’s Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares. Such Founder Shares had an aggregate market value of $             based upon the closing price of $             per Class A ordinary share on NASDAQ on                 , 2022, the SVF 3 Record Date. Certain Founder Shares are subject to certain performance-based vesting provisions as described under “The Business Combination—Other Agreements—Sponsor Letter Agreement.”

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Simultaneously with the closing of the Initial Public Offering, SVF 3 consummated a private sale of 1,040,000 Class A ordinary shares (the “Private Placement”) at a price of $10.00 per Private Placement Share to our Sponsor, generating gross proceeds of approximately $10,400,000. If we do not consummate a business combination transaction within the Completion Window, then the proceeds from the sale of the Private Placement Shares will be part of the liquidating distribution to the Public Shareholders and the Private Placement Shares held by the Sponsor will be worthless.

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If SVF 3 is unable to complete a business combination within the Completion Window, its officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by SVF 3 for services rendered or contracted for or products sold to SVF 3. If SVF 3 consummates a business combination, on the other hand, SVF 3 will be liable for all such claims.

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SVF 3’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SVF 3’s behalf, such as identifying and investigating possible business targets and business combinations. However, if SVF 3 fails to consummate a business combination within the Completion Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, SVF 3 may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

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Our Sponsor, officers and directors collectively (including entities controlled by officers and directors) have made an aggregate investment of $11,550,000, or $1.26 per SVF 3 ordinary share (including the 8,000,000 Founder Shares, the 1,040,000 Private Placement Shares and the purchase of 112,500 Public Shares in connection with the SVF 3 IPO). Such shares had an aggregate market value of $             based upon the closing price of $             per Class A ordinary share on NASDAQ on , 2022, the SVF 3 Record Date (of which 150,000 Founder Shares and 112,500 Public Shares were held by our directors and officers, which had an aggregate market value of $             based upon the closing price of $             per Class A ordinary share on NASDAQ on                 , 2022, the SVF 3 Record Date). As a result of the significantly lower investment per share of our Sponsor, directors and officers as compared with the investment per share of our Public Shareholders, a transaction which results in an increase in the value of the investment of our Sponsor, directors and officers may result in a decrease in the value of the investment of our Public Shareholders. These interests could, in theory, incentivize our Sponsor, directors and officers to complete a business combination with a less favorable target company or on terms less favorable to stockholders rather than liquidate.

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There will be no liquidating distributions from our Trust Account with respect to the Founder Shares or the Private Placement Shares if we fail to complete a business combination within the Completion Window. Our Sponsor purchased the Founder Shares prior to the SVF 3 IPO for an aggregate purchase price of $25,000, and transferred 50,000 Founder Shares to each of Michael Carpenter, Michael Tobin and Cristiana Falcone for aggregate consideration of $300.

•	Following the Closing, the Sponsor would be entitled to the repayment of any Working Capital Loans and advances that have been made to SVF 3 and remain outstanding. On August 10, 2021, the Sponsor agreed to loan SVF 3 $2.0 million as a Working Capital Loan. On November 9, 2021, the Sponsor and SVF 3 agreed to amend this loan to increase the commitment by $1.0 million. If SVF 3 does not complete an initial business combination within the Completion Window, SVF 3 may use a portion of its working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $2,000,000 of such loans may be convertible into Class A ordinary shares of the post-business combination entity at a price of $10.00 per share at the option of the lender.

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Our Initial Shareholders and our directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founders Shares and will not have rights to liquidating distributions with respect to their Private Placement Shares if SVF 3 fails to complete a business combination within the Completion Window.

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As of October 31, 2021, Walmart, Symbotic’s largest customer, holds a majority of the outstanding equity interests of Flipkart Internet Pvt Ltd, a company in which SoftBank Vision Fund II, an affiliate of SBIA, holds a minority interest.

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In order to protect the amounts held in our Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in our Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in SVF 3’s Trust Account or to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act.

The SVF 3 board of directors and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to SVF 3’s shareholders that they vote to approve the Business Combination. See “The Business Combination—Interests of SVF 3’s Directors and Officers in the Business Combination.”

Our Initial Stockholders may receive a positive return on the 8,000,000 Founder shares and 1,040,000 Private Placement Shares even if our Public Shareholders experience a negative return on their investment after consummation of the Business Combination.

If SVF 3 is able to complete a business combination within the Completion Window, our Initial Stockholders may receive a positive return on the 8,000,000 Founder Shares, which were acquired by our Sponsor for an aggregate purchase price of $25,000 prior to the SVF 3 IPO, and the 1,040,000 Private Placement Shares, which were acquired for an aggregate purchase price of $10,400,000 with the completion of the SVF 3 IPO, even if our Public Shareholders experience a negative return on their investment in our Class A ordinary shares after consummation of the Business Combination.

Neither the SVF 3 Board nor any committee thereof obtained a fairness opinion or a third-party valuation in determining whether or not to pursue the Business Combination.

Neither the SVF 3 Board nor any committee thereof obtained an opinion from an independent investment banking or accounting firm that the price that SVF 3 is paying for Symbotic is fair to SVF 3 from a financial point of view. Nor did the SVF 3 Board or any committee thereof obtain a third-party valuation in connection with the Business Combination. In analyzing the Business Combination, the SVF 3 Board and management conducted due diligence on Symbotic. The SVF 3 Board reviewed, among other things, financial due diligence materials prepared by professional advisors, financial and market data and information on selected comparable companies, financial performance of Symbotic, valuation of Symbotic in its prior financings and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interest of SVF 3 shareholders. Accordingly, investors will be relying solely on the judgment of the SVF 3 Board and management in valuing Symbotic, and the SVF 3 Board and management may not have properly valued Symbotic’s business. The lack of a fairness opinion or third-party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their Class A ordinary shares, which could potentially adversely impact SVF 3’s ability to consummate the Business Combination.

In evaluating a prospective target business for our initial business combination, our management has relied on the availability of all of the funds from the sale of the Forward Purchase Shares to be used as part of the consideration to the sellers in the initial business combination. If the sale of some or all of the Forward Purchase Shares fails to close, for any reason, we may lack sufficient funds to consummate our initial business combination.

We have entered into the Forward Purchase Agreement pursuant to which the Forward Purchase Investor has agreed to purchase an aggregate of $150,000,000 of committed Forward Purchase Shares for a purchase price of $10.00 per share. The Forward Purchase Agreement also provides that the Forward Purchase Investor may elect to purchase up to an additional $50,000,000 of Forward Purchase Shares, which will also have a purchase price of $10.00 per share. Any elections to purchase up to 5,000,000 additional Forward Purchase Shares will take place in one or more private placements in such amounts and at such time as the Forward Purchase Investor determines, but no later than simultaneously with the closing of our initial business combination. SVF 3 and the Forward Purchase Investor may determine, by mutual agreement, to increase the number of additional Forward Purchase Shares at any time prior to our initial business combination. The funds from the sale of Forward Purchase Shares may be used as part of the consideration to the sellers in the Business Combination, expenses in connection with the Business Combination or for working capital in the Post-Combination Company. The obligations under the Forward Purchase Agreement will not depend on whether any Public Shareholders elect to redeem their shares and provide us with a minimum funding level for the Business Combination.

If the sale of some or all of the Forward Purchase Shares does not close for any reason, including by reason of the failure by the Forward Purchase Investor to fund the purchase price for their Forward Purchase Shares, we may lack sufficient funds to consummate the Business Combination and may fail to satisfy the Minimum Cash Condition. The Forward Purchase Investor’s obligations to purchase the Forward Purchase Shares will be subject to termination prior to the closing of the sale of the Forward Purchase Shares by mutual written consent of SVF 3 and the Forward Purchase Investor. The Forward Purchase Investor’s obligations to purchase its Forward Purchase Shares will be subject to fulfillment of customary closing conditions. In the event of any such failure to fund by the Forward Purchase Investor, any obligation is so terminated or any such closing condition is not satisfied and not waived by the Forward Purchase Investor, we may lack sufficient funds to consummate the Business Combination. The consummation of the transactions contemplated by the Forward Purchase Agreement is a closing condition under the Merger Agreement that may only be waived by Warehouse. If we are not able to satisfy this condition, we may be unable to consummate the Business Combination.

In evaluating a prospective target business for our initial business combination, our management has relied on the availability of all of the funds from the PIPE Investment in connection with the initial business combination. If the some or all of the PIPE Investment fails to close, for any reason, we may lack sufficient funds to consummate our initial business combination.

In connection with the entry into the Merger Agreement, we entered into the Subscription Agreements pursuant to which the Subscribers agreed to purchase an aggregate of 20,500,000 shares of Class A common stock of the Post-Combination Company for a purchase price of $10.00 per share, or $205,000,000 in the aggregate. The funds from the PIPE Investment may be used as part of the expenses in connection with the Business Combination or for working capital in the Post-Combination Company. The obligations under the Subscription Agreements do not depend on whether any Public Shareholders elect to redeem their shares and provide us with a minimum funding level for the Business Combination. However, if some or all of the PIPE Investment does not close for any reason, including by reason of the failure by some or all of the Subscribers, as applicable, to fund the purchase price for their respective shares of the Post-Combination Company’s Class A common stock, for example, we may lack sufficient funds to consummate the Business Combination. The Subscriber’s obligations to purchase the Post-Combination Company’s Class A common stock are subject to fulfillment of customary closing conditions. The Subscriber’s obligations to purchase subscription shares pursuant to the subscription agreements are subject to termination prior to the closing of the sale of such stock automatically upon termination of the Merger Agreement. In the event of any such failure to fund by a Subscriber, any obligation is so terminated or any such condition is not satisfied and not waived by such Subscriber, we may not be able to obtain additional funds to account for such shortfall on terms favorable to us or at all. Any such shortfall may also reduce the amount of funds that we have available for working capital of the Post-Combination Company and may result in the failure to satisfy the Minimum Cash Condition, which may consequently result in a failure to consummate the Business Combination.

The Business Combination will result in changes to the board of directors that may affect our strategy.

If the parties complete the Business Combination and the Director Election Proposal is approved, the composition of the Post-Combination Company’s board of directors will change from the current board of directors of SVF 3. The board of directors of the Post-Combination Company will consist of the directors elected pursuant to the Director Election Proposal. This new composition of the Post-Combination Company board of directors may affect our business strategy and operating decisions upon the completion of the Business Combination.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that SVF 3 and Symbotic currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, among other things, to allocate the purchase price to Symbotic’s net assets. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Symbotic as of the date of the completion of the Business Combination. In addition, following the completion of the Business Combination, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.”

SVF 3 has identified a material weakness in its internal control over financial reporting as of September 30, 2021. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner and may face litigation and other risks, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Following the filing of the quarterly report for the period ended September 30, 2021, SVF 3, having performed further assessment, concluded that, effective with its financial statements for quarterly period ended September 30, 2021, it should restate its prior filed financial information for the period ended March 31, 2021, to classify all Class A ordinary shares subject to possible redemption in temporary equity and to recognize the accretion from the initial book value to the redemption value, and it should restate its prior filed financial information for the period ended June 30, 2021, to correct the recognition of the accretion from the initial book value to redemption value. In accordance with guidance on redeemable equity instruments in ASC 480-10-S99, redemption provisions not solely within the control of SVF 3 require ordinary shares subject to redemption to be classified outside of permanent equity. Previously, SVF 3 had revised its financial information to classify all Class A ordinary shares subject to possible redemption in temporary equity. In addition, effective with its financial statements for quarterly period ended September 30, 2021, the Company determined it should restate its earnings per share calculation to allocate income and loss shared pro rata between Class A ordinary shares subject to possible redemption and non-redeemable ordinary shares for the Affected Periods (as defined below).

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the fiscal quarter ended September 30, 2021, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial officer has concluded that during the period ended September 31, 2021, our disclosure controls and procedures were not effective as of September 30, 2021, because of a material weakness in our internal control over accounting for complex financial instruments. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of SVF 3’s annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, SVF 3’s management has concluded that our control around the interpretation and accounting for certain complex features of financial instruments was not effectively designed or maintained. This material weakness resulted in the restatement of SVF 3’s interim financial information for the quarter ended September 30, 2021. As a result, our management performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with generally accepted in the United States of America. Management understands that the accounting standards applicable to our financial statements are complex and has since the inception of SVF 3 benefited from the support of experienced third-party professionals with whom management has regularly consulted with respect to accounting issues. Management intends to continue to further consult with such professionals in connection with accounting matters.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

As a result of material weakness in our internal controls over financial reporting, the restatement described above and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes, which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, SVF 3 has no knowledge of any such litigation or dispute arising due to restatement or material weakness of its internal controls over financial reporting. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete a business combination.

SVF 3 shareholders may be held liable for claims by third parties against SVF 3 to the extent of distributions received by them upon redemption of their shares.

If SVF 3 is forced to enter into an insolvent liquidation, any distributions received by SVF 3 shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, SVF 3 was unable to pay SVF 3’s debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by SVF 3 shareholders. Furthermore, SVF 3 directors may be viewed as having breached their fiduciary duties to SVF 3 or SVF 3’s creditors and/or to have acted in bad faith, and thereby exposing themselves and SVF 3 to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

SVF 3 and Symbotic will incur transaction costs in connection with the Business Combination.

Each of SVF 3 and Symbotic has incurred and expects that it will incur significant, non-recurring costs in connection with the consummation of the Business Combination. SVF 3 and Symbotic may also incur additional costs to retain key employees. SVF 3 and Symbotic will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. SVF 3 and Symbotic estimate that they will incur $69 million in aggregate transaction costs, inclusive of $11.2 million in deferred underwriting fees. Some of these costs are payable regardless of whether the Business Combination is completed. See “The Merger Agreement—Fees and Expenses.”

The Initial Shareholders and our directors and officers have agreed to vote in favor of each of the proposals presented at the Extraordinary General Meeting, regardless of how Public Shareholders vote.

As of the date hereof, the Founder Shares and Private Placement Shares owned by the Initial Shareholders and the Public Shares owned by our directors and officers collectively represent 22.3% of the voting power of the outstanding SVF 3 ordinary shares. Pursuant to the Sponsor Support Agreement, the Initial Shareholders and our directors and officers have agreed to vote their Founder Shares and any Public Shares and Private Placement Shares held by them in favor of each of the proposals presented at the Extraordinary General Meeting, regardless of how Public Shareholders vote. Accordingly, the agreement by the Initial Shareholders and our directors and officers to vote in favor of each of the proposals presented at the Extraordinary General Meeting will increase the likelihood that SVF 3 will receive the requisite shareholder approval for the Business Combination and the transactions contemplated thereby. See “The Business Combination—Other Agreements—Sponsor Support Agreement.”

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the SVF 3 board of directors will not have the ability to adjourn the Extraordinary General Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The SVF 3 Board is seeking approval to adjourn the Extraordinary General Meeting to a later date or dates if, at the Extraordinary General Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the SVF 3 Board will not have the ability to adjourn the Extraordinary General Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.

Because SVF 3 is incorporated under the laws of the Cayman Islands, in the event the Domestication is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Because SVF 3 is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. Federal courts may be limited prior to the Domestication. SVF 3 is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon SVF 3’s directors or officers, or enforce judgments obtained in the United States courts against SVF 3’s directors or officers.

Until the Domestication is effected, SVF 3’s corporate affairs are governed by the Articles, the Cayman Islands Companies Act (2021 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to SVF 3 under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of SVF 3’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against SVF 3 judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against SVF 3 predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the SVF 3 Board or controlling shareholders than they would as public stockholders of a United States company.

The Domestication may result in adverse tax consequences for holders of SVF 3 ordinary shares, including Public Shareholders exercising redemption rights.

U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences—U.S. Holders” below) may be subject to U.S. federal income tax as a result of the Domestication. It is intended that the Domestication qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as SVF 3, this result is not entirely clear.

Assuming the Domestication qualifies as a reorganization under Section 368(a)(1)(F) of the Code, U.S. holders of SVF 3 ordinary shares will be subject to Section 367(b) of the Code, and as a result:

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a U.S. holder of SVF 3 ordinary shares whose SVF 3 ordinary shares have a fair market value of less than $50,000 on the date of the Domestication should not recognize any gain or loss and generally should not be required to include any part of SVF 3’s earnings in income pursuant to the Domestication;

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a U.S. holder of SVF 3 ordinary shares whose SVF 3 ordinary shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of SVF 3 ordinary shares entitled to vote and less than 10% of the total value of all classes of SVF 3 ordinary shares, will generally recognize gain (but not loss) with respect to the Domestication, as if such U.S. holder exchanged its SVF 3 ordinary shares for Symbotic Inc. common stock in a taxable transaction. As an alternative to recognizing gain, such U.S. holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their SVF 3 ordinary shares, provided certain other requirements are satisfied. SVF 3 does not expect that SVF 3’s cumulative earnings and profits will be material at the time of Domestication; and

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a U.S. holder of SVF 3 ordinary shares who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of SVF 3 ordinary shares entitled to vote or 10% or more of the total value of all classes of SVF 3 ordinary shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its SVF 3 ordinary shares. Any such U.S. holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. SVF 3 does not expect that SVF 3’s cumulative earnings and profits will be material at the time of the Domestication.

Furthermore, if the Domestication qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. holder of SVF 3 ordinary shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its SVF 3 ordinary shares for Symbotic Inc.’s common stock under the Passive Foreign Investment Company (“PFIC”) rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC must recognize gain equal to the excess, if any, of the fair market value of Symbotic Inc’s common stock received in the Domestication and the U.S. holder’s adjusted tax basis in the corresponding SVF 3 ordinary shares surrendered in exchange therefor, notwithstanding any other provision of the Code. Because SVF 3 is a blank check company with no current active business, we believe that it is likely that SVF 3 is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. holder of SVF 3 ordinary shares to recognize gain on the exchange of such shares for Symbotic Inc’s common stock, unless such U.S. holder has made certain tax elections with respect to such U.S. holder’s SVF 3 ordinary shares. Any such gain would be taxed as ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. holder on the undistributed earnings, if any, of SVF 3. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.

Additionally, the Domestication may cause non-U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences—Non-U.S. Holders” below) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such non-U.S. holder’s the Symbotic Inc’s common stock after the Domestication.

Furthermore, because the Domestication will occur immediately prior to the redemption of U.S. holders that exercise redemption rights, U.S. holders exercising redemption rights will be subject to the potential tax consequences of the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Material U.S. Federal Income Tax Consequences.”

We may have been a PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.

Because SVF 3 is a blank check company with no current active operating business, we believe that it is likely that SVF 3 is classified as a PFIC for U.S. federal income tax purposes. If we have been a PFIC for any taxable year (or portion thereof) that is included in the holding period of a beneficial owner of SVF 3 ordinary shares that is a U.S. holder (as that term is defined in the section entitled “Material U.S. Federal Income Tax Consequences—U.S. Holders”), such U.S. holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements, including as a result of the Domestication. Our PFIC status for any taxable year will not be determinable until after the end of such taxable year. If we determine we are a PFIC for any taxable year, upon written request, SVF 3 will endeavor to provide to a U.S. holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information. The PFIC rules are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors regarding the application and effect of the PFIC rules, including as a result of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Material U.S. Federal Income Tax Consequences.”

Our only principal asset following the proposed Business Combination will be our interest in New Symbotic Holdings, and accordingly, we will depend on distributions from New Symbotic Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

Upon consummation of the Business Combination, we will be a holding company and will have no material assets other than our ownership interest in New Symbotic Holdings. We have no independent means of generating revenue or cash flow. To the extent the funds of New Symbotic Holdings are legally available for distribution, and subject to any restrictions contained in any credit agreement to which New Symbotic Holdings or its subsidiaries are bound, New Symbotic Holdings is required under the New Symbotic Holdings LLC Agreement to (i) make generally pro rata distributions to its equityholders, including us, in an amount generally intended to allow its equityholders to satisfy their respective income tax liabilities with respect to their allocable share of the income of New Symbotic Holdings, based on certain assumptions and conventions, and (ii) reimburse us for our corporate and other overhead expenses. In the future, we may be limited, however, in our ability to cause New Symbotic Holdings and its subsidiaries to make these and other distributions to us due to restrictions contained in any credit agreement to which New Symbotic Holdings or any of its subsidiaries are bound. To the extent that we need funds and New Symbotic Holdings or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements or are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected.

Moreover, because we will have no independent means of generating revenue, our ability to make tax payments and payments under the Tax Receivable Agreement is dependent on the ability of New Symbotic

Holdings to make distributions to us in an amount sufficient to cover our tax obligations and obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of New Symbotic Holdings’ subsidiaries to make distributions to it. The ability of New Symbotic Holdings, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdictions) that may limit the amount of funds available for distribution and (ii) restrictions contained in any credit agreement to which New Symbotic Holdings, its subsidiaries and other entities in which it directly or indirectly holds an equity interest are bound. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will accrue interest until paid.

Pursuant to the Tax Receivable Agreement, we will be required to make payments to equityholders of New Symbotic Holdings for certain tax benefits we may claim, and those payments may be substantial.

Our purchase of New Symbotic Holdings Common Units in connection with the Unit Purchase Agreement and future exchanges of New Symbotic Holdings Common Units for shares of our Class A common stock or cash pursuant to the New Symbotic Holdings LLC Agreement (collectively, “Exchanges”) are expected to produce additional favorable tax attributes for us. When we acquire New Symbotic Holdings Common Units from existing unitholders, both the existing basis and the anticipated basis adjustments are likely to increase (for tax purposes) depreciation and amortization deductions allocable to us from New Symbotic Holdings and therefore reduce the amount of income tax that we would otherwise be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent the increased tax basis is allocated to those assets.

In connection with the Business Combination, we will enter into the Tax Receivable Agreement, which generally provides for the payment by us to the TRA Holders of their proportionate share of 85% of the tax savings, if any, in U.S. federal and state income tax that we realize (or are deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of New Symbotic Holdings that is allocable to the relevant New Symbotic Holdings Common Units, (ii) any step-up in tax basis in New Symbotic Holdings’ assets resulting from the relevant Exchanges and certain distributions (if any) by New Symbotic Holdings and payments under the Tax Receivable Agreement, and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless we exercise our right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur. These payments are our obligation and not that of New Symbotic Holdings.

We expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the reduction in tax payments for us associated with our purchase of New Symbotic Holdings Common Units in connection with the Unit Purchase Agreement would aggregate to approximately $             over a             -year period from the Closing based on an assumed value of $             per share of our Class A common stock. Under such scenario we would be required to pay the TRA Holders 85% of such amount, or $            , over a             -year period from the Closing Date.

Further, assuming all future Exchanges of New Symbotic Holdings Common Units occur on the Closing Date, no material changes in the relevant tax law, a value of $             per share of our Class A common stock, and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we estimate that the reduction in tax payments to us would aggregate to approximately $             over a             -year period from the Closing, and we would be required to pay the TRA Holders 85% of such amount, or $            . For each $1.00 increase (decrease) in the assumed share price of $             per share of our Class A common stock, our reduction in tax payments would increase (decrease) by approximately $             and the

related liability would increase (decrease) by approximately $            . These amounts are estimates and have been prepared for informational purposes only. The actual amount of reduction in tax payments and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.

The actual payment amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and Tax Receivable Agreement payments by us will be calculated using the market value of our Class A common stock at the time of an Exchange and the prevailing tax rates applicable to us over the life of the Tax Receivable Agreement and will be dependent on us generating sufficient future taxable income to realize the benefit.

The actual increase in our allocable share of New Symbotic Holdings’ tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of Exchanges, the market price of our Class A common stock at the time of the Exchanges, the extent to which such Exchanges are taxable. the amount and timing of the recognition of our income, the tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement constituting imputed interest. Payments under the Tax Receivable Agreement are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the circumstances. Any such benefits are covered by the Tax Receivable Agreement and will increase the amounts due thereunder. In addition, the Tax Receivable Agreement will provide for interest, at a rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 100 basis points, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the Tax Receivable Agreement.

While many of the factors that will determine the amount of payments that we will make under the Tax Receivable Agreement are outside of our control, we expect that the payments we will make under the Tax Receivable Agreement will be substantial and could materially and adversely affect our financial condition. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid; however, nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, as further described below. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. See the section titled “The Business Combination—Other Agreements—Tax Receivable Agreement.”

In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits we realize or be accelerated.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the Internal Revenue Service (the “IRS”) or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that we take, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by us are disallowed, the TRA Holders will not be required to reimburse us for any excess payments that may previously have been made under the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to such holders will be netted against any future cash payments otherwise required to be made by us, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments against which to net. As a result, in certain circumstances we could make payments under the Tax Receivable Agreement in excess of our actual income or franchise tax savings, which could materially impair our financial condition.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) we exercise our early termination rights under the Tax Receivable Agreement, (ii) we experience certain changes of control (as described in the Tax Receivable Agreement) or (iii) we breach any of our material obligations under the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement may accelerate and we could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to our future taxable income. The lump-sum payment could be substantial and could exceed the actual tax benefits that we realize subsequent to such payment because such payment would be calculated assuming, among other things, that we would have certain tax benefits available to us and that we would be able to use the potential tax benefits in future years. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on an assumed initial value of $             per share of our Class A common stock and a discount rate equal to the lesser of (i) 4.50% per annum, compounded annually, and (ii) SOFR plus 100 basis points, we estimate that we would be required to pay $             in the aggregate under the Tax Receivable Agreement.

There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual tax savings that we realize. Furthermore, our obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

See the section titled “The Business Combination—Other Agreements—Tax Receivable Agreement.”

If New Symbotic Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and New Symbotic Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

A number of aspects of our structure depend on the classification of New Symbotic Holdings as a partnership for U.S. federal income tax purposes, and we intend to operate such that New Symbotic Holdings does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, Exchanges or other transfers of New Symbotic Holdings Common Units could cause New Symbotic Holdings to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that Exchanges or other transfers of New Symbotic Holdings Common Units qualify for one or more such safe harbors. For example, we intend to limit the number of New Symbotic Holdings unitholders, and the New Symbotic Holdings LLC Agreement, which will be entered into in connection with the consummation of the Business Combination, will provide for limitations on the ability of New Symbotic Holdings equityholders to transfer their New Symbotic Holdings Common Units and will provide us with the right to cause the imposition of limitations and restrictions (in addition to those already in place) on the ability of New Symbotic Holdings equityholders to Exchange their New Symbotic Holdings Common Units to the extent we believe it is necessary to ensure that New Symbotic Holdings will continue to be treated as a partnership for U.S. federal income tax purposes.

If New Symbotic Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and New Symbotic Holdings, including as a result of our inability to file a consolidated U.S. federal income tax return with New Symbotic

Holdings. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of New Symbotic Holdings’ assets) were subsequently determined to have been unavailable.

Symbotic’s financial results forecast relies in large part upon assumptions and analyses developed by Symbotic. If these assumptions or analyses prove to be incorrect, Symbotic’s actual results may be materially different from its forecasted results.

The projected financial information appearing elsewhere in this proxy statement/prospectus reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Symbotic’s business, all of which are difficult to predict and many of which are beyond Symbotic’s and SVF 3’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks and uncertainties set forth in the “Risk Factors” and “Forward-Looking Statements” sections of this proxy statement/prospectus. In addition, Symbotic’s projected revenue forecasts are forward looking and reflect numerous estimates and assumptions, including, but not limited to, general business, economic, regulatory, market and financial conditions, as well as assumptions about competition, future performance and penetration and matters specific to Symbotic’s business, all of which are difficult to predict and many of which are beyond Symbotic’s and SVF 3’s control. Some of the significant assumptions on which Symbotic’s management based its forecasts included:

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Prospective financial information relating to revenue is based on a variety of operational assumptions, including expansion within Symbotic’s current customer base, existing sales pipeline opportunities, and new sales opportunities in Symbotic’s strategically addressable markets in addition to contacted backlog of over $5.4 billion with non-changeable, scheduled orders that should produce revenue in excess of projections for FY2022 and FY2023; and

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Prospective financial information relating to gross profit and adjusted EBITDA are based on estimated costs to manufacture and install its systems over time, as well as assumptions on the growth of operating expenses to support the growth of the company. Gross profit visibility is enhanced by the cost structure across the strong majority of Symbotic’s contracted backlog; gross profits have guaranteed minimums with key variable cost items such as labor and steel cost variances being absorbed by the customer.

While presented in this proxy statement/prospectus with numeric specificity, the projected financial information appearing elsewhere in this proxy statement/prospectus was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Warehouse’s management. Symbotic believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information Symbotic had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Symbotic’s business, industry performance, the regulatory environment, and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Symbotic’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Symbotic. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

If a shareholder fails to comply with the procedures for redeeming its Public Shares, such shares may not be redeemed.

In order to validly redeem Public Shares, Public Shareholders will need to comply with the various procedures described in this proxy statement/prospectus. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.

Our Public Shareholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate their investment, Public Shareholders may be forced to sell their Public Shares, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the redemption of our Public Shares if we do not complete our initial business combination within the Completion Window, (ii) a shareholder vote to amend our Articles (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Completion Window or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. Public Shareholders who redeem their Class A ordinary shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination within the Completion Window, with respect to such Class A ordinary shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares, potentially at a loss.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

Lawsuits may be filed against SVF 3 or its directors and officers in connection with the Business Combination. Defending such lawsuits could require SVF 3 to incur significant costs and draw the attention of SVF 3’s management team away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the transactions are consummated may adversely affect the Post-Combination Company’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the agreed upon timeframe.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by Public Shareholders may be less than $10.00 per Public Share.

The placement of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, such parties may not execute such agreements, and in certain instances we have not been able to obtain such a waiver in agreements that we have executed. Further, under certain circumstances, parties that have executed such a waiver will not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not consummated an initial business combination within the Completion Window, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors. Pursuant to the letter agreement the form of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third-party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under our indemnity of the underwriters of the SVF 3 IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third-party, our sponsor will not be responsible to the extent of any liability for such third-party claims.

However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of SVF 3. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject where relevant to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Shareholders may be reduced below $10.00 per Public Share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares). Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Business Combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our Public shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

The exercise of SVF 3’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether changes to the terms of the Business Combination or waivers of conditions are appropriate and in SVF 3’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, may require SVF 3 to agree to amend the Merger Agreement, to consent to certain actions taken by Symbotic or to waive rights that SVF 3 is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Symbotic’s business, a request by Symbotic to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Symbotic’s business and would entitle SVF 3 to terminate the Merger Agreement. In any of such circumstances, it would be at SVF 3’s discretion, acting through the Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for SVF 3 and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, SVF 3 does not believe there will be any changes or waivers that SVF 3’s directors and officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, SVF 3 will circulate a new or amended proxy statement/prospectus and resolicit SVF 3’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

During the pendency of the Business Combination, SVF 3 will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a business combination with another party because of restrictions in the Merger Agreement.

During the pendency of the Business Combination, SVF 3 will not be able to enter into a business combination with another party because of restrictions in the Merger Agreement. Certain covenants in the Merger Agreement impede the ability of SVF 3 to make acquisitions or complete certain other transactions pending completion of the Business Combination. As a result, SVF 3 may be at a disadvantage to its competitors during that period. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect. See the section titled “The Merger Agreement—Covenants and Agreements—SVF 3 Exclusivity” for more information.

The provisions of our Articles that relate to the rights of holders of our Class A ordinary shares (and corresponding provisions of the agreement governing the release of funds from our trust account) may be amended with the approval of a special resolution, which is a lower amendment threshold than that of some other blank check companies. It may be easier for us, therefore, to amend our Articles to facilitate the completion of an initial business combination that some of our shareholders may not support.

Some other blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to the rights of a company’s shareholders, without approval by a certain percentage of the company’s shareholders. In those companies, amendment of these provisions typically requires approval by between 90% and 100% of the company’s shareholders. Our Articles provide that certain of its provisions related to the rights of holders of our Class A ordinary shares (including the requirement to deposit proceeds of the 3 IPO and SVF the Private Placement Shares into the Trust Account and not release such amounts except in specified circumstances, and to provide redemption rights to Public Shareholders as described herein) may be amended if approved by special resolution, and corresponding provisions of the trust agreement governing the release of funds from our Trust Account may be amended if approved by holders of at least 65% of our ordinary shares; provided that the provisions of our Articles governing the appointment or removal of directors prior to our initial business combination may only be amended by a special resolution which shall include the affirmative vote of a simple majority of our Class B ordinary shares. Our Sponsor, directors and officers, who collectively beneficially own 22.3% of our ordinary shares, will participate in any vote to amend our Articles and/or trust agreement governing our Trust Account and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our Articles which govern our pre-business combination behavior more easily than some other blank check companies, and this may increase our ability to complete a business combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of our Articles.

Our sponsor, directors and officers have agreed, pursuant to agreements with us, that they will not propose any amendment to our Articles (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Completion Window or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, unless we provide our Public Shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then outstanding Public Shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against our sponsor, directors or officers for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.

Risks Related to Ownership of Our Common Stock Following the Business Combination

In this section, “we,” “us” and “our” refer to SVF 3 prior to the Business Combination and to Symbotic Inc., or the Post-Combination Company, from and following the Business Combination.

Our common stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.

The trading price of our common stock following the Business Combination is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “Risks Related to Symbotic—Risks Related to Our Business, Operations and Industry” and the following:

•	the impact of the COVID-19 pandemic on our financial condition and the results of operations;

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•	conditions that impact demand for our products;

•	future announcements concerning our business, our clients’ businesses or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the Jumpstart Our Business Startups Act (the “JOBS Act”);

•	the size of our public float;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	changes in our dividend policy;

•	adverse resolution of new or pending litigation against us; and

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changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, you may suffer a loss on your investment.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, if any, industry trends and other factors that our board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing future indebtedness. In addition, we may incur future indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our common stock.

If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock, or if our reporting results do not meet their expectations, the market price of our common stock could decline.

Our issuance of additional shares of common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.

In connection with the proposed Business Combination, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under the Incentive Compensation Plan and the ESPP. Subject to the satisfaction of vesting conditions and the expiration of applicable lockup agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their percentage ownership. See “Description of Capital Stock of the Post-Combination Company.”

Future sales, or the perception of future sales, of our common stock by us or our stockholders in the public market following the Closing could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of the Business Combination, we will have a total of 545,503,565 shares of common stock outstanding, consisting of (i) 45,947,608 shares of Class V-1 and 421,431,957 shares of Class V-3 common stock issued to holders of units of Warehouse, (ii) 20,500,000 shares issued pursuant to the Subscription Agreements, (iii) 32,000,000 shares held by SVF 3’s Public Shareholders (including 112,500 Class A ordinary shares originally issued in the SVF 3 IPO and purchased by certain officers and directors of SVF 3), (iv) 5,624,000 shares held by the Initial Shareholders (including 200,000 shares issuable upon conversion of Working Capital Loans and not including 3,616,000 shares subject to vesting requirements pursuant to the Sponsor Letter) and (v) 20,000,000 shares held by the Forward Purchase Investor. The numbers of shares set forth in the foregoing sentence are based on a number of assumptions, including that Warehouse does not issue any additional equity securities prior to the Business Combination, no Earnout Interests are issued, the Forward Purchase Investor will purchase a total of 20,000,000 Forward Purchase Shares pursuant to the Forward Purchase Agreement. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the numbers of shares and percentage interests set forth above do not take into account units issuable upon the exercise of securities exercisable for Warehouse Units or units of Symbotic Holdings.

All shares issued as merger consideration in the Business Combination and included on the registration statement of which this proxy statement/prospectus forms a part will be freely tradable under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, referred to herein as “Rule 144”), including our directors, executive officers and other affiliates subject to the Symbotic Transfer Restrictions described below. Additionally, we have agreed to register the Post-Combination Company’s Class A common stock issued pursuant to the Subscription Agreements and the Forward Purchase Agreement following the Closing.

In connection with the Closing, pursuant to the A&R Registration Rights Agreement, Symbotic Director Equityholders (as defined in the A&R Registration Rights Agreement) will agree that they will not, during the period of one year after the Closing Date, directly or indirectly, sell, offer to sell, contract to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, enter into any swap or other arrangement to transfer, any New Symbotic Holdings Common Units and any shares of the Post-Combination Company’s common stock received by the Symbotic Equityholders after the closing the Business Combination pursuant to a direct exchange or redemption of New Symbotic Holdings Common Units, or publicly announce any intention to effect any such transaction (in each case, subject to certain exceptions set forth in the A&R Registration Rights Agreement) (the “Symbotic Transfer Restrictions”).

Additionally, Symbotic Officer Equityholders (as defined in the A&R Registration Rights Agreement) are subject to the Symbotic Transfer Restrictions for 180 days after the Closing Date.

Upon the expiration or waiver of the lock-ups described above, shares held by certain of our stockholders will be eligible for resale, subject to, in the case of certain stockholders, volume, manner of sale and other limitations under Rule 144, if then available. In addition, pursuant to the A&R Registration Rights Agreement, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of our Class A common stock to decline. Following completion of the Business Combination, the shares covered by registration rights would represent approximately             % of our outstanding common stock. See “The Business Combination—Other Agreements—Registration Rights Agreement” for a description of these registration rights.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In addition, the shares of our common stock reserved for future issuance under the Incentive Compensation Plan and the ESPP will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of shares to be reserved for future issuance under the Incentive Compensation Plan is              shares of Class A common stock of the Post-Combination Company; provided that the total number of shares that will be reserved, and that may be issued, under the Incentive Compensation Plan will increase on the first trading day of each calendar year, beginning January 1, 2023 and ending on an including January 1, 2032, by a number of shares equal to the lesser of (i) 5% of the aggregate number of shares of Class A common stock outstanding on the last day of the prior calendar year and (ii) such smaller number of shares (which may be zero) as is determined by the compensation committee prior to such calendar year. Additionally, a the number of shares to be reserved for future issuance under the ESPP is              shares of Class A common stock of the Post-Combination Company. Such number of shares will increase on the first day of each calendar year, beginning January 1, 2023 and ending on and including January 1, 2032, equal to the lesser of (i) 1% of the aggregate number of shares of Class A common stock of the Post-Combination Company then outstanding on the final day of the immediately preceding calendar year, (ii) the number of shares that equals twice the size of the Initial Share Limit and (iii) such smaller number of shares

(which may be zero) as is determined by the compensation committee of the board of directors prior to such calendar year. We expect to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Incentive Compensation Plan and ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover approximately             million shares of our Class A common stock.

Upon completion of the Business Combination, the rights of holders of the Post-Combination Company’s common stock arising under the DGCL will differ from and may be less favorable to the rights of holders of SVF 3’s ordinary shares arising under Cayman Islands law.

Upon completion of the Business Combination (which involves the Domestication), the rights of holders of the Post-Combination Company’s common stock will arise under the DGCL. The DGCL contains provisions that differ in some respects from those in the Cayman Islands Companies Act (2021 Revision), and, therefore, some rights of holders of the Post-Combination Company’s common stock could differ from the rights that holders of SVF 3 ordinary shares currently possess. For instance, while class action lawsuits are generally not available to shareholders under Cayman Islands law, such actions are generally available under Delaware law. This change could increase the likelihood that the Post-Combination Company becomes involved in costly litigation, which could materially and adversely affect the Post-Combination Company.

For a more detailed description of the rights of holders of the Post-Combination Company’s common stock under the DGCL and how they may differ from the rights of holders of SVF 3 ordinary shares under Cayman Islands law, please see the section titled “Proposal No. 2—The Domestication Proposal—Comparison of Corporate Governance and Shareholder Rights.”

Upon completion of the Business Combination, the rights of holders of the Post-Combination Company’s common stock arising under the DGCL will differ from and may be less favorable to the rights of holders of Warehouse’s Units arising under New Hampshire law.

Upon completion of the Business Combination (which involves the Company Reorganization), the rights of holders of the Post-Combination Company’s common stock will arise under the DGCL. The DGCL contains provisions that differ in some respects from those in the New Hampshire Business Corporations Act, and, therefore, some rights of holders of the Post-Combination Company’s common stock could differ from the rights that holders of Warehouse Units currently possess.

For a more detailed description of the rights of holders of the Post-Combination Company’s common stock under the DGCL and how they may differ from the rights of holders of Warehouse Units under New Hampshire law, please see the section titled “Comparison of Equityholders’ Rights.”

Anti-takeover provisions in our Proposed Organizational Documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

The Proposed Charter, the Proposed Bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, the Proposed Charter and/or Proposed Bylaws will include the following provisions:

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a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. The Post-Combination Company will not be governed by Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, the Post-Combination Company will not be subject to any anti-takeover effects of Section 203. Nevertheless, the Proposed Charter contains provisions that will have a similar effect to Section 203, which will take effect from and after the first such time after the effective time of the Merger that the members of New Symbotic Holdings (other than the Post-Combination Company) as of the date on which the Proposed Charter became effective and their Permitted Transferees (as defined in the New Symbotic Holdings LLC Agreement) no longer own a majority of the issued and outstanding shares of our common stock (the “Restriction Effective Time”), except that such restrictions on business combinations shall not apply to any interested stockholder that became such prior to the Restriction Effective Time.

Any provision of the Proposed Charter, the Proposed Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

The Proposed Charter will provide that the courts located in the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

The Proposed Charter and Proposed Bylaws, each of which will become effective prior to the completion of the Business Combination, will provide that, unless we consent in writing to the selection of an alternative forum, (a) a state court located within the State of Delaware (or, in the event that no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or to our stockholders or (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws; and (b) subject to the foregoing, the federal district court for the District of Delaware (or if such court does not have jurisdiction over such action, any other federal district court) of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder, as amended. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability, obligation or duty created by the Exchange Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Proposed Charter and Proposed Bylaws will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

There can be no assurance that the Post-Combination Company’s securities will be approved for listing on NASDAQ or that the Post-Combination Company will be able to comply with the continued listing standards of NASDAQ.

In connection with the Closing, we intend to list the Class A common stock of the Post-Combination Company on NASDAQ under the symbol “SYM.” The Post-Combination Company’s continued eligibility for listing may depend on the number of SVF 3’s Class A ordinary shares that are redeemed. If, after the Business Combination, NASDAQ delists the Post-Combination Company’s securities from trading on its exchange for failure to meet the listing standards, the Post-Combination Company and its stockholders could face significant negative consequences including:

•	limited availability of market quotations for the Post-Combination Company’s securities;

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a determination that the Post-Combination Company’s Class A common stock is a “penny stock” which will require brokers trading in the Post-Combination Company’s Class A common stock to adhere to more stringent rules,

•	possible reduction in the level of trading activity in the secondary trading market for shares of the Post-Combination Company’s Class A common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although SVF 3 has conducted due diligence on Symbotic, SVF 3 cannot assure you that its diligence revealed all material issues that may be present in Symbotic’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of SVF 3’s or the Post-Combination Company’s control will not later arise. As a result, the Post-Combination Company may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with SVF 3’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact the Post-Combination Company reports charges of this nature could contribute to negative market perceptions about the Post-Combination Company or its securities. Accordingly, any SVF 3 shareholder who chooses to remain a stockholder of the Post-Combination Company following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by SVF 3’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws, regulations and rules enacted by national, regional and local governments and NASDAQ. In particular, we are required to comply with certain SEC, NASDAQ and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations and rules and their interpretation and application may also change from time to time and those changes could materially and adversely affect our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could materially and adversely affect our business and results of operations.

The Post-Combination Company has broad discretion in the use of the net proceeds from the Business Combination, the PIPE Investment and the Forward Purchase Shares and may not use them effectively.

The Post-Combination Company cannot specify with certainty the particular uses of the net proceeds it will receive from the Business Combination, the PIPE Investment and the Forward Purchase Shares. The Post-Combination Company’s management will have broad discretion in the application of the net proceeds. The Post-Combination Company’s management may spend a portion or all of the net proceeds in ways that its stockholders may not desire or that may not yield a favorable return. The failure by the Post-Combination Company’s management to apply these funds effectively could harm its business, financial condition, results of operations and prospects. Pending their use, the Post-Combination Company may invest the net proceeds from the Business Combination, the PIPE Investment and the Forward Purchase Shares in a manner that does not produce income or that loses value.

Because the Post-Combination Company will become a public reporting company by means other than a traditional underwritten initial public offering, the shareholders of the Post-Combination Company may face additional risks and uncertainties.

Because the Post-Combination Company will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of the Post-Combination Company’s Class A common stock, and, accordingly, the stockholders of the Post-Combination Company will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling the shares of the Post-Combination Company’s Class A common stock, SVF 3’s shareholders must rely on the information included in this proxy statement/prospectus. Although SVF 3’s management and advisors conducted a due diligence review and investigation of Symbotic in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in the Post-Combination Company because it may not have uncovered facts that would be important to a potential investor.

Moreover, the Public Shareholders will not benefit from possible recourse against an underwriter for material misstatements or omissions in this proxy statement/prospectus or additional roles of the underwriters in a traditional underwritten initial public offering, such as the book-building process, which helps inform efficient price discovery, and underwriter support to help stabilize the public price of the new issue immediately after listing. The lack of such recourse process and support in connection with the Post-Combination Company’s Class A common stock could result in greater potential for errors, diminished investor demand, inefficiencies in pricing and a more volatile public price for the shares during the period immediately following the listing.

In addition, because the Post-Combination Company will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of the Post-Combination Company. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of the Post-Combination Company than they might if the Post-Combination Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Post-Combination Company as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the Post-Combination Company’s Class A common stock could have an adverse effect on the Post-Combination Company’s ability to develop a liquid market for the Post-Combination Company’s Class A common stock.

Risks Related to Redemption

In this section, “we,” “us” and “our” refer to SVF 3 prior to the Business Combination and to Symbotic Inc., the Post-Combination Company, from and following the Business Combination.

There is no guarantee that a SVF 3 Public Shareholder’s decision to redeem their Public Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

No assurance can be given as to the price at which a Public Shareholder may be able to sell our shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our stock price, and may result in a lower value realized now than a SVF 3 shareholder might realize in the future had the shareholder not elected to redeem such shareholder’s Public Shares. Similarly, if a Public Shareholder does not redeem his, her, their or its shares, such shareholder will bear the risk of ownership of our common stock after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell his, her, their or its shares of our common stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult his, her, their or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If SVF 3 Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, holders are required to deliver their shares, either physically or electronically using Depository Trust Company’s DWAC System, to SVF 3’s transfer agent two business days prior to the vote at the Extraordinary General Meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination is consummated, SVF 3 will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own such shares following the Business Combination. See the section titled “SVF 3’s Extraordinary General Meeting of Shareholders in lieu of the 2022 Annual General Meeting of Shareholders—Redemption Rights” for additional information on how to exercise your redemption rights.

The ability of SVF 3 shareholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that shareholders would have to wait for liquidation in order to redeem their stock.

At the time SVF 3 entered into the Merger Agreement and related agreements for the Business Combination, SVF 3 did not know how many shareholders would exercise their redemption rights, and therefore SVF 3 structured the Business Combination based on its expectations as to the number of shares that will be submitted for redemption. The Merger Agreement requires SVF 3 to have at least $350,000,000 of Closing SVF Cash. If a larger number of shares are submitted for redemption than initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.

A Public Shareholder, together with any of his, her, their or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her, their or its Public Shares or, if part of such a group, the group’s Public Shares, in excess of 15% of the Public Shares without the consent of SVF 3. Your inability to redeem any such excess Public Shares could resulting in you suffering a material loss on your investment in SVF 3 if you sell such excess Public Shares in open market transactions. SVF 3 cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per-share redemption price.

However, SVF 3’s shareholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemption.

Other Risks

In this section, “we,” “us” and “our” refer to Symbotic prior to the Business Combination and to Symbotic Inc., or the Post-Combination Company, from and following the Business Combination.

As a private company, we have not been required to document and test our internal controls over financial reporting, management has not been required to certify the effectiveness of our internal controls, and our auditors have not been required to opine on the effectiveness of our internal controls over financial reporting. Failure to maintain adequate financial, IT and management processes and controls could result in material weaknesses and errors in our financial reporting, which could adversely affect our business, financial condition and results of operations. Moreover, there are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm our business may occur and not be detected.

As a private company, we have not been subject to the SEC’s internal control reporting requirements. Following the Business Combination, we will become subject to the SEC’s internal control over financial reporting requirements and will become subject to the auditor attestation requirements once we are no longer an “emerging growth company.” We will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which we had total annual gross revenue of $1.07 billion; (ii) the last day of our fiscal year following March 11, 2026 (the fifth anniversary of the date on which SVF 3 consummated the SVF 3 IPO); (iii) the date on which we issue more than $1.0 billion in non-convertible debt during the preceding three-year period; or (iv) the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design, inadequate enforcement and/or changes in our business, including increased complexity resulting from expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Our entire management team and many of our other employees will need to devote substantial time to compliance and may not effectively or efficiently manage our transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Moreover, our management does not expect that our internal and disclosure controls will prevent all possible error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, an evaluation of controls can only provide reasonable assurance that all material control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by the individual acts of some persons or by collusion of two or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. A failure of our controls and procedures to detect error or fraud could seriously harm our business and results of operations.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

If we complete the Business Combination and become a public company, we will incur significant legal, compliance, accounting and other expenses that we did not incur as a private company. As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and NASDAQ. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees, or as executive officers.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the post-combination company. Our personnel have limited knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States.

The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

The dual class structure of our common stock has the effect of concentrating voting control with the Symbotic Founder and certain other holders of our Class V-3 common stock; this will limit or preclude your ability to influence corporate matters.

After the Business Combination, our Class V-3 common stock will have three votes per share and our Class A common stock and Class V-1 common stock will have one vote per share. Class V-3 common stock convert into Class V-1 common stock in certain situations, including automatically seven years following the Business Combination. Our Chief Executive Officer, Founder and Board Chair, Richard B. Cohen, together with certain family members and certain affiliated entities and trusts of Mr. Cohen and his family members, will hold Class V-3 common stock and 91% of the voting power of our outstanding common stock after the Business Combination assuming No Redemptions and will be able to control all matters submitted to our stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Transfers by holders of Class V-3 common stock will generally result in those shares converting to Class V-1 common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. The conversion of Class V-3 common stock to Class V-1 common stock will have the effect, over time, of increasing the relative voting power of those holders of Class V-3 common stock who retain their shares in the long term. If, for example, Mr. Cohen retains a significant portion of his holdings of Class V-3 common stock for an extended period of time, he could, in the future, continue to control a majority of the combined voting power of our outstanding capital stock.

We have not elected to take advantage of the “controlled company” exemption to the corporate governance rules for publicly traded companies but may do so in the future.

Because our Chief Executive Officer, Founder and Board Chair, Richard B. Cohen, who, collectively with his family members and his and their related entities, will hold 91% of the voting power of our outstanding common stock after the Business Combination assuming No Redemptions, we are eligible to elect the “controlled company” exemption to the corporate governance rules for publicly traded companies. We have not elected to do so. If we decide to become a “controlled company” under the corporate governance rules for publicly traded companies, we would not be required to have a majority of our board of directors be independent, nor would we be required to have a compensation committee or an independent nominating function. If we choose controlled company status in the future, our status as a controlled company could cause our Class A common stock to be less attractive to certain investors or otherwise harm our trading price.

We share certain key executives with C&S Wholesale Grocers, an important customer, which means those executives will not devote their full time and attention to our affairs, and the overlap may give rise to conflicts.

Our Chief Executive Officer, Founder and Board Chair, Richard B. Cohen, also serves as the Executive Chairman of C&S Wholesale Grocers and he and trusts for the benefit of his family are the only beneficial stockholders of that company. In addition, our Chief Strategy Officer, William Boyd, also serves as Executive Vice President and Chief Legal Officer of C&S Wholesale Grocers. As a result, not all of our executive officers devote their full time and attention to our affairs and are compensated separately by C&S Wholesale Grocers and its subsidiaries. The overlapping executives may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, the potential for a conflict of interest exists when we, on the one hand, and C&S Wholesale Grocers, on the other hand, look at certain corporate opportunities that may be suitable for either company. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that exist between us and C&S Wholesale Grocers. These overlapping executives’ ownership interests in us and C&S Wholesale Grocers could create actual, apparent or potential conflicts of interest if they are faced with decisions that have different implications for us and C&S Wholesale Grocers. See “Certain Relationships and Related Party Transactions” for a discussion of certain procedures we instituted to help ameliorate such potential conflicts with C&S Wholesale Grocers that may arise.

Our overlapping executive officers and directors with C&S Wholesale Grocers may result in the diversion of corporate opportunities to C&S Wholesale Grocers and other conflicts, and provisions in our certificate of incorporation may provide us no remedy in those circumstances.

We acknowledge that our executive officers and directors may also be serving as directors, officers, employees, consultants or agents of C&S Wholesale Grocers and its subsidiaries and that we may engage in material business transactions with such entities. At the Closing, our Board of Directors intends to adopt resolutions putting in place policies and arrangements whereby we will renounce our rights to certain business opportunities and no director or officer who is also serving as a director, officer, employee, consultant or agent of C&S Wholesale Grocers will be liable to us or our stockholders for breach of any fiduciary duty that would otherwise occur by reason of the fact that any such individual directs a corporate opportunity to C&S Wholesale Grocers or any of its subsidiaries instead of us, or does not refer or communicate information regarding such corporate opportunities to us.

Our business, financial condition, results of operations or cash flows could be significantly hindered by the occurrence of a natural disaster, terrorist attack or other catastrophic event. We also face risks related to health pandemics or epidemics, including the ongoing COVID-19 pandemic, which could adversely affect our business, financial condition and results of operations.

Our business operations and our warehouse automation systems may be susceptible to outages due to fire, floods, unusual weather conditions, power loss, telecommunications failures, health pandemics or epidemics, terrorist attacks and other events beyond our control. Natural disasters including tornados, hurricanes, floods and earthquakes may damage the facilities of our customers, which could lead to reduced revenue for our customers and thus reduced sales. In addition, a substantial portion of our operations following the Business Combination will rely on support from our headquarters in Wilmington, Massachusetts. To the extent that fire, floods, unusual weather conditions, power loss, telecommunications failures, health pandemics or epidemics, terrorist attacks and other events beyond our control materially impact our ability to operate those offices, it may have a material impact on our business operations as a whole. To the extent that such events disrupt our business or the business of our current or prospective customers, or adversely impact our reputation, such events could adversely affect our business, financial condition, results of operations and cash flows.

While our business and results of operations have not been adversely affected by the COVID-19 pandemic and related governmental responses, a resurgence in the COVID-19 outbreak or related governmental restrictions could adversely affect our future business operations and condition and operating results. New governmental responses implemented to contain the outbreak of COVID-19 or its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, could affect our ability to meet with potential customers, install warehouse automation systems for our customers or the ability of our personnel, suppliers and partners to operate in the ordinary course. The COVID-19 pandemic may also materially adversely affect our future business operations and condition and operating results. The extent to which the COVID-19 pandemic continues to impact us will depend on future developments, which are highly uncertain and cannot be predicted.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations and could face criminal liability and other serious consequences for violations, which could adversely affect our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act and the USA PATRIOT Act, and are or will be subject to other anti-bribery and anti-money laundering laws in countries in which we conduct or will conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Any future litigation against us could be costly and time-consuming to defend.

We are, and may become, subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could harm our future profitability or otherwise adversely affect our business, financial condition and results of operations.

Following the Business Combination, the Post-Combination Company will be a U.S. corporation and thus subject to U.S. corporate income tax on our worldwide operations. Moreover, the majority of our operations and customers are located in the United States, and, as a result, we are subject to various U.S. federal, state and local taxes. New U.S. laws and policy relating to taxes may have an adverse effect on our business and future profitability.

For example, President Joe Biden has set forth several tax proposals that would, if enacted, make significant changes to U.S. tax laws. Such proposals include an increase in the U.S. income tax rate applicable to corporations (such as us) from 21% to 28%. Congress may consider, and could include, this proposal in connection with tax reform to be undertaken by the Biden administration. It is unclear whether this or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of this proposal and other similar changes in U.S. federal income tax laws could adversely affect our business, cash flows and future profitability.

Further, new income, sales, use or other tax laws, statutes, rules, regulations or ordinances, in the United States or in other jurisdictions, could be enacted at any time, which could adversely affect our business, prospects, financial condition, future profitability and operating results. In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us and may have an adverse effect on our business, cash flows and future profitability.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

SVF 3 is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X which provides pro forma adjustment criteria with requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). SVF 3 has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

SVF 3 is a blank check company originally incorporated on December 11, 2020 as a Cayman Islands corporation for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Symbotic develops, commercializes, and deploys innovative, end-to-end technology solutions that dramatically improve supply chain operations. Symbotic currently automates the processing of pallets and cases in large warehouses or distribution centers for some of the largest retail companies in the world. Its systems enhance operations at the front end of the supply chain, and therefore benefit all supply partners further down the chain, irrespective of fulfillment strategy.

SVF 3 and Warehouse have different fiscal years. SVF 3’s fiscal year ends December 31 whereas Warehouse’s fiscal year ends on the last Saturday of September (e.g. September 25, 2021 for its latest fiscal year end). The unaudited pro forma condensed combined financial information has been prepared utilizing Warehouse’s fiscal year end as that will be the year end for the Post-Combination Company.

The unaudited pro forma condensed combined balance sheet as of September 25, 2021 combines the historical balance sheet of SVF 3 as of September 30, 2021 with the historical balance sheet of Warehouse as of September 25, 2021. The unaudited pro forma condensed combined balance sheet as of September 25, 2021 assumes that the Business Combination occurred on September 25, 2021.

The unaudited pro forma condensed combined statement of operations for twelve months ended September 25, 2021 combines the historical results of SVF 3 for the period from December 11, 2020 (inception) to September 30, 2021 with the historical results of Warehouse for its fiscal year ended September 25, 2021. The unaudited pro forma condensed combined statement of operations for the year ended September 25, 2021 presents the Business Combination as if it had been consummated on September 27, 2020.

The historical financial information of SVF 3 was derived from the unaudited and audited financial statements of SVF 3 as of and for the nine months ended September 30, 2021 and for the period from December 11, 2020 (inception) to December 31, 2020, respectively, included elsewhere in this proxy statement/prospectus. The historical financial information of Warehouse was derived from the audited consolidated financial statements as of and for the year ended September 25, 2021 included elsewhere in this proxy statement/prospectus. This information should be read together with the SVF 3’s and Warehouse’s financial statements and related notes, the sections titled “SVF 3’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Symbotic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Post-Combination Company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Post-Combination Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Description of the Business Combination

On December 12, 2021, (a) SVF 3 and Merger Sub, a wholly owned subsidiary of SVF 3, entered into the Merger Agreement with Warehouse and Symbotic Holdings, a wholly owned subsidiary of Warehouse, and (b) Warehouse and Symbotic Holdings entered into the Company Merger Agreement. If the Company Merger Agreement, the Merger Agreement, the transactions contemplated thereby and the related matters described herein are adopted by SVF 3’s shareholders and Warehouse’s unitholders, as applicable, (i) Warehouse will merge with and into Symbotic Holdings, with Symbotic Holdings surviving the merger and (ii) immediately thereafter, Merger Sub will merge with and into Interim Symbotic, with Interim Symbotic surviving the merger as a subsidiary of the Post-Combination Company. Prior to the consummation of the Merger, SVF 3 will transfer by way of continuation from the Cayman Islands and domesticate as a Delaware corporation. Following the Domestication and simultaneously with the Closing, SVF 3 will change its corporate name to “Symbotic Inc.”

The aggregate consideration to be paid to unitholders of Warehouse in the Business Combination will be based on an equity value for Warehouse equal to the sum of (i) $4,500,000,000, plus (ii) the Repurchase Amount, plus (iii) the amount of any cash received or paid by Warehouse on or prior to the Closing in connection with the settlement of any Warehouse warrants currently outstanding, which amount is currently $173,795,651. The Repurchase Amount is an amount equal to (i) $126,000,000 plus (ii) the Net Warrant Exercise Proceeds, provided that the Repurchase Amount shall not exceed $300,000,000 or be less than $0. The Repurchase Amount is currently expected to be approximately $300,000,000.

The organizational structure following the Business Combination will be what is commonly referred to as an “Up-C” structure. The Up-C structure allows holders of Warehouse to retain their direct equity ownership in New Symbotic Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of New Symbotic Holdings Common Units following the Business Combination.

Upon the effectiveness of the Company Reorganization, each unit of Warehouse (other than the Warehouse Dissenting Units) will be converted into the right to receive a number of Interim Symbotic Common Units. equal to (i) the amount such unit of Warehouse would have been entitled to receive had the Equity Value been distributed in cash pursuant to the Fifth Amended and Restated Limited Liability Company Agreement of Warehouse, dated as of April 30, 2021, divided by (ii) $10.00.

Immediately after the consummation of the Company Reorganization, upon the effectiveness of the Merger, each Interim Symbotic Common Unit will be converted into (a) the right to receive a number of New Symbotic Holdings Common Units equal to the Exchange Ratio; (b) with respect to the Interim Symbotic Common Units held by the Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members, the right to receive a number of Post-Combination Company’s Class V-3 common stock, equal to the number of New Symbotic Holdings Common Units received by such party, (c) with respect to Interim Symbotic Common Units held by holders other than those set forth in clause (b), the right to receive a number of the Post-Combination Company’s Class V-1 common stock equal to the number of New Symbotic Holdings Common Units received by such party, and (d) the contingent right to receive certain Earnout Interests as described below. Class V-1 and Class V-3 common stock are non-economic voting shares in Symbotic Inc.; Class V-1 common stock have one vote per share and Class V-3 common stock have three votes per share.

Following (but on the date of) the Closing, pursuant to the Unit Purchase Agreement, the Post-Combination Company will purchase from certain affiliated entities and trusts of the Symbotic Founder and his family members an aggregate number of New Symbotic Holdings Common Units equal to the Repurchase Amount, divided by $10.00, in each case, at a price of $10.00 per Purchase Unit in cash.

In connection with the Closing, SVF 3 will enter into the Tax Receivable Agreement with the TRA Holders and New Symbotic Holdings. The Tax Receivable Agreement will generally provide for the payment by the Post-Combination Company to the TRA Holders of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that the Post-Combination Company actually realizes (or is deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of New Symbotic Holdings that is allocable to the relevant New Symbotic Holdings Common Units, (ii) any step-up in tax basis in New Symbotic Holdings’ assets resulting from (a) certain purchases of New Symbotic Holdings Common Units (including the purchases of the Purchase Units pursuant to the Unit Purchase Agreement), (b) future exchanges of New Symbotic Holdings Common Units for cash or shares of the Post-Combination Company’s Class A common stock, (c) certain distributions (if any) by New Symbotic Holdings and (d) payments under the Tax Receivable Agreement, and (iii) tax benefits related to imputed interest deemed to be paid by the Post-Combination Company as a result of payments under the Tax Receivable Agreement. No Tax Receivable Agreement liability has been recorded and the pro forma presentation has not given effect to any TRA adjustment.

In connection with the execution of the Merger Agreement, SVF 3 entered into Subscription Agreements with certain parties subscribing for shares of Class A common stock pursuant to which the Subscribers have agreed to purchase, and SVF 3 has agreed to sell to the Subscribers, an aggregate of 20,500,000 shares of Class A common stock at a purchase price of $10.00 per share for an aggregate purchase price of $205,000,000.

In connection with the SVF 3 IPO, SVF 3 entered into a Forward Purchase Agreement with an affiliate of the Sponsor which provides for the purchase of $150,000,000 of Class A ordinary shares for $10.00 per share, in a private placement to close substantially concurrently with the closing of SVF 3’s initial business combination. The Forward Purchase Agreement also provided that the Forward Purchase Investor may elect to purchase up to an additional $50 million of Forward Purchase Shares, for a purchase price of $10.00 per share.

Earnout Interests and Sponsor Shares

The holders of outstanding New Symbotic Holdings Common Units as of the Effective Time will also have contingent rights to receive up to an aggregate of 20,000,000 New Symbotic Holdings Common Units and an equal number of shares of the Post-Combination Company’s Class V-1 common stock (or such other shares or other securities into which such New Symbotic Holdings Common Units and/or the Post-Combination Company’s Class V-1 common stock are converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time). Each holder of New Symbotic Holdings Common Units will be entitled to receive their pro rata share of the Earnout Interests in three tranches upon the occurrence of the following milestones on or prior to the seventh anniversary of the Closing: (i) a one-time issuance of 6,666,667 Earnout Interests on the first date on which the Earnout VWAP Price is greater than or equal to $12.00; (ii) a one-time issuance of 6,666,667 Earnout Interests on the first date on which the Earnout VWAP Price is greater than or equal to $14.00; and (iii) a one-time issuance of 6,666,666 Earnout Interests on the first date on which the Earnout VWAP Price is greater than or equal to $16.00.

In connection with the Business Combination, the 9,040,000 Sponsor Shares will automatically convert to the Post-Combination Company’s Class A common stock. Pursuant to the Sponsor Letter Agreement, (i) 60% or 5,424,000 Sponsor Shares will vest at the Closing, (ii) 20% or 1,808,000 Sponsor Shares will vest at such time as Triggering Event I occurs on or before the seventh anniversary of the Closing, and (iii) 20% or 1,808,000 of the Sponsor Shares will vest at such as Triggering Event II occurs on or before the seventh anniversary of the Closing. Any Sponsor Shares that remain unvested after the seventh anniversary of the Closing will be forfeited.

The Earnout Interests and unvested Sponsor Shares are classified within equity on the unaudited pro forma condensed combined balance sheet.

Accounting for the Business Combination

Under both the No Redemption and Maximum Redemption Scenarios, the Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, SVF 3 will be treated as the “acquired” company for financial reporting purposes with Warehouse considered to be the accounting acquirer. The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members continue to control Warehouse before and after the Business Combination. As there is no change in control, Warehouse has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•

The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members will have a majority of the voting power of the Post-Combination Company under both the no redemption and maximum redemption scenarios;

•

The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members will have the ability to nominate and represent majority of the Post-Combination Company’s Board;

•	Warehouse’s former management will comprise the vast majority of the management and executive positions of the Post-Combination Company

Accordingly, although SVF 3 is the legal parent company, for accounting purposes, the financial statement of the combined entity will represent a continuation of financial statement of Warehouse, with the Business Combination treated as the equivalent of Warehouse issuing stock for the net assets of SVF 3, accompanied by a recapitalization. The net assets of Warehouse will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Warehouse.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of ordinary shares:

•

Assuming No Redemptions: This scenario assumes that no public shareholders of SVF 3 exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: For the purposes of the unaudited pro forma condensed combined financial information, this scenario assumes that 31,281,702 SVF 3 Class A ordinary shares are redeemed for an aggregate payment of approximately $313 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. Although all 31,887,500 SVF 3 Class A ordinary shares are subject to redemption (not including 112,500 Class A ordinary shares originally issued in the SVF 3 IPO and purchased by certain directors and officers of SVF 3, which are not subject to redemption in connection with the Business Combination), the Merger Agreement includes a Minimum Cash Condition of $350.0 million comprising (i) the cash held in the trust account after giving effect to the SVF 3 share redemptions and settlement of outstanding transaction expenses (ii) Cash and Cash Equivalents of SVF 3 and (iii) proceeds from the PIPE Investment and the sale of Forward Purchase Shares.

The following summarizes the pro forma common stock outstanding under the two redemption scenarios:

	Assuming No Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
Class A—Public Stockholders	32,000,000	5.9%	718,298	0.1%
Class A—Sponsor Shares(1)	5,624,000	1.0%	5,624,000	1.1%

Total Company	37,624,000	6.9%	6,342,298	1.2%
Class A—Subscription Agreements	20,500,000	3.8%	20,500,000	4.0%
Class A—Forward Purchase Agreement	20,000,000	3.7%	20,000,000	3.9%
Class V-1—Warehouse(1)(2)(3)	45,947,608	8.4%	45,947,608	8.9%
Class V-3—Warehouse(3)	421,431,957	77.2%	421,431,957	82.0%

Total Shares at Closing	545,503,565	100.0%	514,221,863	100.0%

(1)	Excludes 20,000,000 Earnout Interest and 3,616,000 Sponsor Shares subject to vesting based on achievement of certain share price targets.
(2)	Excludes approximately 16,153,398 unvested Warehouse warrants.
(3)	Class V-1 and V-3 common stock are non-economic and carry one and three votes per share, respectively, whereas Class A Common Stock are economic shares and will have one vote per share.

The following unaudited pro forma condensed combined balance sheet as of September 25, 2021 and the unaudited pro forma condensed combined statements of operations for the year ended September 25, 2021 are based on the historical financial statements of SVF 3 and Warehouse. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

POST-COMBINATION COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in thousands, except share and per share data)

	As of September 25, 2021	As of September 30, 2021	Assuming No Redemptions			Assuming Maximum Redemptions
	Warehouse (Historical)	SVF 3 (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$156,634	$2,707	$205,000	A	$690,497	$(312,817)	M	$377,680
			200,000	B
			173,796	C
			320,011	D
			(65,002)	E
			3,000	F
			(5,649)	G
			(300,000)	K
Accounts receivable	63,370	—	—		63,370	—		63,370
Inventories	33,561	—	—		33,561	—		33,561
Deferred expenses, current	489	—	—		489	—		489
Prepaid expenses and other current assets	6,366	1,083	—		7,449	—		7,449

Total current assets	260,420	3,790	531,156		795,366	(312,817)		482,549
Property and equipment, at cost	37,177	—	—		37,177	—		37,177
Less: Accumulated depreciation	(18,560)	—	—		(18,560)	—		(18,560)

Property and equipment, net	18,617	—	—		18,617	—		18,617
Intangible assets, net	1,164	—	—		1,164	—		1,164
Other long-term assets	334	—	—		334	—		334
Investments held in trust account	—	320,011	(320,011)	D	—	—		—

Total assets	$280,535	$323,801	$211,145		$815,481	$(312,817)		$502,664

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	28,018	1,768	(1,768)	G	28,018	—		28,018
Accrued expenses	31,131	2,206	(2,206)	G	31,131	—		31,131
Sales tax payable	18,405	—	—		18,405	—		18,405
Deferred revenue, current	259,418	—	—		259,418	—		259,418
Due to related party		675	(1,675)	G	—			—
	—		1,000	F	—	—		—

Total current liabilities	336,972	4,649	(4,649)		336,972	—		336,972
Deferred revenue, long term	216,538	—	—		216,538	—		216,538
Other long-term liabilities	3,993	—	—		3,993	—		3,993

	As of September 25, 2021	As of September 30, 2021	Assuming No Redemptions			Assuming Maximum Redemptions
	Warehouse (Historical)	SVF 3 (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Deferred underwriting commissions	—	11,200	(11,200)	E	—	—		—

Total liabilities	557,503	15,849	(15,849)		557,503	—		557,503
Commitments and contingencies:
SVF 3 class A ordinary shares subject to possible redemption, $0.0001 par value	—	320,000	(320,000)	H	—	—		—
Stockholders’ equity (deficit):
Warehouse preferred units, class B-1	232,278	—	(232,278)	K	—	—		—
Warehouse preferred units, class B	459,007	—	(459,007)	K	—	—		—
Warehouse common units, class C	144,975	—	(144,975)	K	—	—		—
Warehouse common voting units, class A	16,809	—	200,795	C	—	—		—
			(217,604)	K	—	—		—
SVF 3 class A ordinary shares	—	—	2	B	—	—		—
			3	H
			(5)	I
SVF 3 class B ordinary shares	—	1	(1)	I	—	—		—
Symbotic Inc. class A common stock	—	—	2	A	8	(3)	M	5
			6	I
			—	F
Symbotic Inc. class B common stock	—	—	—	I	—	—		—
Symbotic Inc. class V-1 common stock	—	—	5	K	5	—		5
Symbotic Inc. class V-3 common stock	—	—	42	K	42	—		42
Additional paid-in capital - warrants	26,999	—	(26,999)	C	—	—		—
Additional paid-in capital	—		204,998	A	1,194,855	(312,814)	M	1,152,973
			199,998	B		270,932	L
			(39,850)	E
			319,997	H
			—	I
			(26,001)	J
			753,817	K
			2,000	F
			(220,104)	L
Accumulated deficit	(1,154,944)	(12,049)	(13,952)	E	(1,154,944)	—		(1,154,944)
			26,001	J
Accumulated other comprehensive loss	(2,092)	—	—		(2,092)	—		(2,092)

Equity attributable to stockholders	(1,113,228)	(12,048)	1,163,150		37,874	(41,885)		(4,011)
Noncontrolling interest	—	—	220,104	L	220,104	(270,932)	L	(50,828)

Total stockholders’ equity	(1,113,228)	(12,048)	1,383,254		257,978	(312,817)		(54,839)

Total liabilities and stockholders’ equity (deficit)	$280,535	$323,801	$211,145		$815,481	$(312,817)		$502,664

POST-COMBINATION COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 25, 2021

(in thousands, except share and per share data)

	Year Ended September 25, 2021	From December 11, 2020 (inception) to September 30, 2021	Assuming No Redemptions			Assuming Maximum Redemptions
	Warehouse (Historical)	SVF 3 (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Revenue:
Systems	$227,563	$—	$—		$227,563	$—		$227,563
Software subscriptions and support	4,009	—	—		4,009	—		4,009
Operation services	20,341	—	—		20,341	—		20,341

Total revenue	251,913	—	—		251,913	—		251,913
Cost of revenue:
Systems	216,577	—	—		216,577	—		216,577
Software subscriptions and support	2,962	—	—		2,962	—		2,962
Operation services	21,927	—	—		21,927	—		21,927

Total cost of revenue	241,466	—	—		241,466	—		241,466

Gross profit (loss)	10,447	—	—		10,447	—		10,447

Operating expenses:
Research and development expenses	73,386	—	—		73,386	—		73,386
Selling, general, and administrative expenses	59,442	4,942	13,952	BB	78,336	—		78,336
General and administrative expenses—related party	—	70	(70)	CC	—	—		—

Total operating expenses	132,828	5,012	13,882		151,722	—		151,722

Operating loss	(122,381)	(5,012)	(13,882)		(141,275)	—		(141,275)

Other income net	67	11	(11)	AA	67	—		67

Loss before income tax	(122,314)	(5,001)	(13,893)		(141,208)	—		(141,208)

Income tax benefit	—	—	—		—	—		—

Net loss	$(122,314)	$(5,001)	$(13,893)		$(141,208)	$—		$(141,208)

Net Loss attributable to noncontrolling interests	—	—	(109,031)	DD	(109,031)	(6,633)	DD	(115,664)

Net loss attributable to stockholders	$(122,314)	$(5,001)	$95,138		$(32,177)	$6,633		$(25,544)

	Warehouse (Historical)	SVF 3 (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions
Weighted average units used in computing loss per share attributable to Class A Units and Class C Units—basic and diluted	6,426,203
Net loss per unit attributable to Class A Units and Class C Units—basic and diluted	$(24.16)
Weighted average shares outstanding of Class A ordinary shares—basic and diluted		23,912,088
Net loss per ordinary share, Class A ordinary shares—basic and diluted		$(0.15)
Weighted average shares outstanding of Class B ordinary shares—basic and diluted		8,524,396
Net loss per ordinary share, Class B ordinary shares—basic and diluted		$(0.15)
Weighted average shares outstanding of Class A common stock—basic and diluted			78,124,000	46,842,298
Net loss per share of Class A stock—basic and diluted			$(0.41)	$(0.55)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded in accordance with GAAP Under this method of accounting, SVF 3 will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Warehouse issuing stock for the net assets of SVF 3, accompanied by a recapitalization.

The unaudited pro forma condensed combined balance sheet as of September 25, 2021 assumes that the Business Combination occurred on September 25, 2021. The unaudited pro forma condensed combined statements of operations for the year ended September 25, 2021 present pro forma effect to the Business Combination as if it had been completed on September 27, 2020.

The unaudited pro forma condensed combined balance sheet as of September 25, 2021 has been prepared using, and should be read in conjunction with, the following:

•	SVF 3’s unaudited balance sheet as of September 30, 2021 and the related notes as of September 30, 2021, included elsewhere in this proxy statement/prospectus.

•	Warehouse’s audited consolidated balance sheet as of September 25, 2021 and the related notes, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended September 25, 2021 has been prepared using, and should be read in conjunction with, the following:

•

SVF 3’s audited statement of operations for the period from December 11, 2020 (inception) until December 31, 2020 and the unaudited statement of operations from January 1, 2021 until September 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus; and

•	Warehouse’s audited statement of operations for the year ended September 25, 2021 and the related notes, included elsewhere in this proxy statement/prospectus.

Management of SVF 3 and Warehouse has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented, as management believes income tax adjustments to not be meaningful given the combined entity incurred significant losses during the historical period presented.

SVF 3 and Warehouse have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Combination Company. They should be read in conjunction with the historical financial statements and notes thereto of SVF 3 and Warehouse.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 25, 2021 are as follows:

(A)

Represents the gross proceeds of $205 million from the issuance of 20,500,000 shares of stock at a subscription price of $10.00 per share, per the terms of the Subscription Agreements. Issuance costs of $2.2 million in connection with the Subscription Agreements are included in the transaction costs discussed in (E) below.

(B)

Reflects the gross proceeds of $200 million from the issuance of 20,000,000 shares, pursuant to the Forward Purchase Agreement, of SVF 3 Class A common stock at a purchase price of $10.00 per share. Issuance costs of $0.02 million in connection with the funding are included in the transaction costs discussed in (E) below.

(C)

Represents the cash proceeds received from the exercise of vested Warehouse warrants which are settled into Warehouse Class A common units. Additional paid-in capital—warrants has been eliminated to give effect to the issuance of Warehouse Class A common units.

(D)

Reflects the reclassification of approximately $320 million of cash and cash equivalents held in SVF 3’s Trust Account at the balance sheet date that becomes available to fund the Business Combination.

(E)

Warehouse and SVF 3 expect to incur $69 million of total transaction costs, $4 million of which has already been incurred and reflected in their historical financial statements as of September 25, 2021 and September 30, 2021, respectively. This adjustment reflects the settlement of estimated remaining transaction costs to be incurred as part of the merger totaling $65 million, consisting of $11.2 million of deferred underwriting fees, $39.8 million of equity issuance costs and $13.9 million of transaction costs to be expensed as incurred. Equity issuance costs includes $2.2 million and approximately $0.02 million related to Subscription Agreements and Forward Purchase Agreement, respectively.

(F)

Represents the borrowing of $3 million as Working Capital Loan to finance the transaction costs in connection with the Business Combination. $2 million will be settled by the issuance of Post-Combination Company’s Class A common stock and remaining $1 million will be settled as part of settlement of liabilities at the Closing.

(G)	Reflects the settlement of SVF 3’s historical liabilities and repayment of working capital of $1 million that will be settled at the Closing.

(H)	Reflects the reclassification of approximately $320 million of SVF 3 Class A ordinary shares subject to possible redemption to permanent equity.

(I)

Reflects the conversion of SVF 3 Class A ordinary shares and Class B ordinary shares into the Post-Combination Company’s shares of Class A common stock and Class B common stock, respectively, at the Closing. At the Domestication, 4.8 million SVF 3 Class B ordinary shares and 0.6 million Private Placement Shares are converted to the Post-Combination Company’s Class B common stock and Class A common stock, respectively. Subsequently, all shares of the Post-Combination Company’s Class B common stock will convert into shares of the Post-Combination Company’s Class A common stock.

(J)	Reflects the reclassification of SVF 3’s historical accumulated deficit to additional paid in capital.

(K)

Represents recapitalization of Warehouse equity after the Repurchase Amount of $300 million and issuance of 467,379,565 of the Post-Combination Company’s common stock consisting of 45,947,608 shares of Class V-1 common stock and 421,431,957 units of Class V-3 common stock, based on Exchange Ratio.

(L)	Reflects the recognition of noncontrolling interests as a result of the Up-C structure under the No Redemption and Maximum Redemption scenarios, respectively.

(M)

Reflects the Maximum Redemption of 31,281,702 Public Shares for aggregate redemption payments of $313 million at a redemption price of approximately $10.00 per share and allocated to Class A common stock and additional paid-in capital using par value $0.0001 per share.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the twelve months ended September 25, 2021 are as follows:

(AA)	Reflects elimination of interest income on Investments held in Trust Account.

(BB)	Reflects the portion of estimated transaction costs not eligible for capitalization of $13.9 million. This is a non-recurring item.

(CC)	Reflects reversal of $0.07 million of expenses incurred in relation to the Administrative Services Agreement that will cease upon close of the Business Combination.

(DD)	Reflects the recognition of net income attributable to noncontrolling interests as a result of the Up-C structure under the No Redemption and Maximum Redemption scenarios, respectively.

4.	Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since September 27, 2020. As the Business Combination and related proposed equity transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the year ended September 25, 2021:

(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss attributable to stockholders	(32,177)	(25,544)
Weighted average shares outstanding of common stock—class A common stock(1) (2)(3)	78,124,000	46,842,298
Net loss per share (basic and diluted) attributable to class A common stock(4)	$(0.41)	$(0.55)
Potential anti-dilutive instruments not considered
Earnout Interests and unvested Sponsor Shares(2)	23,616,000	23,616,000
Warrants(3)	16,153,398	16,153,398

Total	39,769,398	39,769,398

(1)	The class V-1 and V-3 common stock issued for consideration are non-economic and as such are excluded from the earnings per share calculation.
(2)	Excludes approximately 20,000,000 Earnout Interests and 3,616,000 Sponsor Shares subject to vesting based on achievement of certain share price targets.
(3)	Excludes approximately 16,153,398 unvested Warehouse warrants.
(4)

Diluted loss per common share is the same as basic loss per common share as all potential common shares (including exchangeable NCI) are antidilutive in any period where the Post-Combination Company has a loss.

COMPARATIVE PER SHARE INFORMATION

The following table sets forth selected historical comparative share information for the Warehouse and SVF 3 and unaudited pro forma condensed combined per share information of the Post-Combination Company after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•

Assuming No Redemptions: This scenario assumes that no public shareholders of SVF 3 exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: For the purposes of the unaudited pro forma condensed combined financial information, this scenario assumes that 31,281,702 SVF 3 Class A ordinary shares are redeemed for an aggregate payment of approximately $313 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. Although all 31,887,500 SVF 3 Class A ordinary shares are subject to redemption (not including 112,500 Class A ordinary shares originally issued in the SVF 3 IPO and purchased by certain directors and officers of SVF 3, which are not subject to redemption in connection with the Business Combination), the Merger Agreement includes a Minimum Cash Condition of $350.0 million comprising (i) the cash held in the trust account after giving effect to the SVF 3 share redemptions and settlement of outstanding transaction expenses (ii) Cash and Cash Equivalents of SVF 3 and (iii) proceeds from the PIPE Investment and the sale of Forward Purchase Shares. The pro forma book value information reflects the Business Combination as if they had occurred on September 25, 2021. The weighted average shares outstanding and net earnings per share information reflect the Business Combination, as if, it had occurred on September 27, 2020.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement, and the historical financial statements of the Warehouse and SVF 3 and related notes. The unaudited pro forma combined per share information of SVF 3 and Warehouse is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of SVF 3 and Warehouse would have been had the companies been combined during the periods presented.

			Combined Pro Forma(4)
	Warehouse (Historical)	SVF 3 (Historical)	Assuming No Redemption	Assuming Maximum Redemptions
As of and for the year ended September 25, 2021(1)
Book value per share(2)	$(0.17)	$(0.37)	$0.48	$(0.09)
Weighted average units used in computing loss per share attributable to Class A Units and Class C Units—basic and diluted	6,426,203
Net loss per unit attributable to Class A Units and Class C Units—basic and diluted	$(24.16)
Weighted average shares outstanding of Class A stock—basic and diluted		23,912,088
Net loss per share of Class A stock—basic and diluted		$(0.15)
Weighted average shares outstanding of class B stock—basic and diluted		8,524,396
Net loss per share of Class B stock—basic and diluted		$(0.15)
Pro forma weighted average shares outstanding of Class A common stock- basic and diluted(3)			78,124,000	46,842,298
Net loss per share of Class A common stock—basic and diluted			$(0.41)	$(0.55)

(1)	No cash dividends were declared during the periods presented.
(2)	Book value per share = Total equity attributable to stockholders/weighted average shares outstanding.
(3)	Weighted average outstanding shares of common stock assume outstanding preferred shares of Warehouse have been converted to common stock.
(4)	There is no pro forma share equivalent calculation as the class V-1 common stock and class V-3 common stock are non-economic.

SVF 3’S EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS IN LIEU OF THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

General

SVF 3 is furnishing this proxy statement/prospectus to SVF 3’s shareholders as part of the solicitation of proxies by the SVF 3 Board for use at the Extraordinary General Meeting of SVF 3 shareholders to be held on                , 2022, and at any adjournment or postponement thereof. This proxy statement/prospectus provides SVF 3’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Extraordinary General Meeting.

Date, Time and Place of Extraordinary General Meeting

The Extraordinary General Meeting of shareholders will be held on                , 2022, at 9:00 a.m., eastern time, in virtual format.

For the purposes of the Articles, the physical location of the meeting shall be at the offices of Walkers (190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands).

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if you owned ordinary shares at the close of business on                , 2022, which is the record date for the Extraordinary General Meeting. You are entitled to one vote for each ordinary shares that you owned as of the close of business on the SVF 3 Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the SVF 3 Record Date, there were             ordinary shares outstanding, of which             are Public Shares,             are Private Placement Shares and             are Founder Shares.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, SVF 3 is asking holders of SVF 3 ordinary shares to vote on the following proposals:

•

The Business Combination Proposal—To consider and vote upon a proposal to approve and adopt, by way of ordinary resolution, the Business Combination, the Merger Agreement and the transactions contemplated thereby (Proposal No. 1);

•	The Domestication Proposal—To consider and vote upon a proposal to approve, by way of special resolution, the Domestication (Proposal No. 2);

•

The Organizational Documents Proposal—To consider and vote upon a proposal to adopt, by way of special resolution, the Proposed Charter and Proposed Bylaws in the form attached hereto as Annex B and Annex C, respectively (Proposal No. 3);

•

The Governance Proposals—To consider and vote upon, by way of ordinary resolution, on a non-binding advisory basis, separate proposals with respect to certain governance provisions in the Proposed Charter in order to give holders of SVF 3’s ordinary shares the opportunity to present their separate views on important corporate governance procedures (Proposal No. 4);

•

The Director Election Proposal—To consider and vote upon a proposal to elect, by way of ordinary resolution, seven directors to serve on the Board until the 2023 annual meeting of stockholders or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death (Proposal No. 5);

•

The Merger Issuance Proposal—To consider and vote upon a proposal to approve, by way of ordinary resolution, for purposes of complying with applicable listing rules of NASDAQ, the issuance of shares of Class A common stock pursuant to the Business Combination (Proposal No. 6);

•

The Subscription Agreements Proposal—To consider and vote upon a proposal to approve, by way of ordinary resolution, for purposes of complying with applicable listing rules of NASDAQ, the issuance of shares of Class A common stock pursuant to the Subscription Agreements (Proposal No. 7);

•	The Incentive Compensation Plan Proposal—To consider and vote upon a proposal to approve and adopt, by way of ordinary resolution, the Incentive Compensation Plan (Proposal No. 8);

•	The ESPP Proposal—To consider and vote upon a proposal to approve and adopt, by way of ordinary resolution, the ESPP (Proposal No. 9); and

•

The Adjournment Proposal—To consider and vote upon a proposal to approve, by way of ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies (i) to ensure that any required supplement or amendment to the proxy statement or prospectus is provided to SVF 3’s shareholders, and/or (ii) permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Condition Precedent Proposals or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (Proposal No. 10).

Vote of SVF 3’s Sponsor, Directors and Officers

SVF 3 has entered an agreement with the Sponsor and SVF 3’s directors and officers, pursuant to which each agreed to vote any ordinary shares owned by them in favor of each of the proposals presented at the Extraordinary General Meeting.

The Sponsor and SVF 3’s directors and officers have waived any redemption rights, including with respect to any Public Shares purchased in the SVF 3 IPO or in the aftermarket (including the 112,500 Public Shares currently held by SVF 3’s directors and officers), in connection with the Business Combination. The Founder Shares held by the Initial Shareholders and the Private Placement Shares held by the Sponsor have no redemption rights upon our liquidation and will be worthless if no business combination is effected by us within the Completion Window. However, the Sponsor and SVF 3’s directors and officers are entitled to redemption rights upon our liquidation with respect to any Public Shares they may own.

Quorum and Required Vote for Proposals for the Extraordinary General Meeting

A quorum of SVF 3 shareholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if one or more shareholders holding at least a majority of the paid up voting share capital of SVF 3 entitled to vote as of the SVF 3 Record Date is represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Initial Shareholders and SVF 3’s directors and officers, who currently own 22.3% of the issued and outstanding ordinary shares, will count towards this quorum. As of the SVF 3 Record Date,                  ordinary shares would be required to achieve a quorum.

The approval of each of the Business Combination Proposal, the Governance Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal and the Adjournment Proposal, if presented, will require the approval of an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to each of the Business Combination Proposal, the Governance Proposals, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal or the Adjournment Proposal, if

presented, will have no effect on the Business Combination Proposal, the Governance Proposals, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal or the Adjournment Proposal. SVF 3’s Sponsor and its directors and officers have agreed to vote their ordinary shares in favor of each of the proposals presented at the Extraordinary General Meeting.

The approval of the Domestication Proposal and the Organizational Documents Proposal will require the approval of a special resolution, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Accordingly, a shareholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Extraordinary General Meeting, as well as an abstention from voting and a broker non-vote with regard to the Domestication Proposal or the Organizational Documents Proposal, will have no effect on such proposal.

The Business Combination is conditioned on the approval of the Condition Precedent Proposals at the Extraordinary General Meeting, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Governance Proposals, the Director Election Proposal or the Adjournment Proposal. If any of the Condition Precedent Proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to the shareholders for a vote.

It is important for you to note that in the event that the Condition Precedent Proposals do not receive the requisite vote for approval, SVF 3 will not consummate the Business Combination. If SVF 3 does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window, it will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to its Public Shareholders.

Recommendation of SVF 3 Board of Directors

The SVF 3 Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, SVF 3 and its shareholders. Accordingly, the SVF 3 Board unanimously recommends that its shareholders “FOR” each of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Governance Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

In considering the recommendation of the SVF 3 Board to vote in favor of approval of the proposals, shareholders should keep in mind that the Sponsor and SVF 3’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of SVF 3 shareholders. Shareholders should take these interests into account in deciding whether to approve the proposals presented at the Extraordinary General Meeting, including the Business Combination Proposal. These interests include, among other things:

•

If the Business Combination with Symbotic or another business combination is not consummated within the Completion Window, SVF 3 will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the SVF 3 Board, dissolving and liquidating. In such event, the 8,000,000 Founder Shares held by SVF 3’s Initial Shareholders which were acquired for an aggregate purchase price of $25,000 prior to the SVF 3 IPO, would be worthless because SVF 3’s Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares. Such Founder Shares had an aggregate market value of $                 based upon the closing price of $                 per Class A ordinary share on NASDAQ on             , 2022, the SVF 3 Record Date. Certain Founder Shares are subject to certain performance-based vesting provisions as described under “The Business Combination—Other Agreements—Sponsor Letter Agreement.”

•

Simultaneously with the closing of the Initial Public Offering, SVF 3 consummated a private sale of 1,040,000 Class A ordinary shares (the “Private Placement”) at a price of $10.00 per Private Placement Share to our Sponsor, generating gross proceeds of approximately $10,400,000. If we do not consummate a business combination transaction within the Completion Window, then the proceeds from the sale of the Private Placement Shares will be part of the liquidating distribution to the Public Shareholders and the Private Placement Shares held by the Sponsor will be worthless.

•

If SVF 3 is unable to complete a business combination within the Completion Window, its officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by SVF 3 for services rendered or contracted for or products sold to SVF 3. If SVF 3 consummates a business combination, on the other hand, SVF 3 will be liable for all such claims.

•

SVF 3’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SVF 3’s behalf, such as identifying and investigating possible business targets and business combinations. However, if SVF 3 fails to consummate a business combination within the Completion Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, SVF 3 may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

•

Our Sponsor, officers and directors collectively (including entities controlled by officers and directors) have made an aggregate investment of $11,550,000, or $1.26 per SVF 3 ordinary share (including the 8,000,000 Founder Shares, the 1,040,000 Private Placement Shares and the purchase of 112,500 Public Shares in connection with the SVF 3 IPO). Such shares had an aggregate market value of $                 based upon the closing price of $                 per Class A ordinary share on NASDAQ on             , 2022, the SVF 3 Record Date (of which 150,000 Founder Shares and 112,500 Public Shares were held by our directors and officers, which had an aggregate market value of $                 based upon the closing price of $                 per Class A ordinary share on NASDAQ on             , 2022, the SVF 3 Record Date). As a result of the significantly lower investment per share of our Sponsor, directors and officers as compared with the investment per share of our Public Shareholders, a transaction which results in an increase in the value of the investment of our Sponsor, directors and officers may result in a decrease in the value of the investment of our Public Shareholders. These interests could, in theory, incentivize our Sponsor, directors and officers to complete a business combination with a less favorable target company or on terms less favorable to stockholders rather than liquidate.

•

There will be no liquidating distributions from our Trust Account with respect to the Founder Shares or the Private Placement Shares if we fail to complete a business combination within the Completion Window. Our Sponsor purchased the Founder Shares prior to the SVF 3 IPO for an aggregate purchase price of $25,000, and transferred 50,000 Founder Shares to each of Michael Carpenter, Michael Tobin and Cristiana Falcone for aggregate consideration of $300.

•

Following the Closing, the Sponsor would be entitled to the repayment of any Working Capital Loans and advances that have been made to SVF 3 and remain outstanding. On August 10, 2021, the Sponsor agreed to loan SVF 3 $2.0 million as a Working Capital Loan. On November 9, 2021, the Sponsor and SVF 3 agreed to amend this loan to increase the commitment by $1.0 million. If SVF 3 does not complete an initial business combination within the Completion Window, SVF 3 may use a portion of its working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $2,000,000 of such loans may be convertible into Class A ordinary shares of the post-business combination entity at a price of $10.00 per share at the option of the lender.

•

Our Initial Shareholders and our directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founders Shares and will not have rights to liquidating distributions with respect to their Private Placement Shares if SVF 3 fails to complete a business combination within the Completion Window.

•

As of October 31, 2021, Walmart, Symbotic’s largest customer, holds a majority of the outstanding equity interests of Flipkart Internet Pvt Ltd, a company in which SoftBank Vision Fund II, an affiliate of SBIA, holds a minority interest.

•

In order to protect the amounts held in our Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in our Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in SVF 3’s Trust Account or to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act.

The SVF 3 board of directors and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to SVF 3’s shareholders that they vote to approve the Business Combination. See“The Business Combination—Interests of SVF 3’s Directors and Officers in the Business Combination.”

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum. Broker non-votes are considered present for the purposes of establishing a quorum. Assuming that a quorum is present, abstentions and broker non-votes will have no effect on the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Governance Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters.

None of the proposals at the Extraordinary General Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Extraordinary General Meeting.

Voting Your Shares—Shareholders of Record

SVF 3 shareholders may vote electronically at the Extraordinary General Meeting by visiting      or by proxy. SVF 3 recommends that you submit your proxy even if you plan to attend the Extraordinary General Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Extraordinary General Meeting.

If your shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) shareholder.”

If you are a SVF 3 shareholder of record, you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the Extraordinary General Meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” each of the proposals presented at the Extraordinary General Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:

•	via the Internet;

•	by telephone;

•	by submitting a properly executed proxy card or voting instruction form by mail; or

•	electronically at the Extraordinary General Meeting.

Abstentions will be counted for determining whether a quorum is present for the Extraordinary General Meeting.

Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Extraordinary General Meeting.

Voting Your Shares—Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the shareholder of record for purposes of voting at the Extraordinary General Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares. As a beneficial owner, if you wish to vote at the Extraordinary General Meeting, you will need to bring to the Extraordinary General Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. That is the only way we can be sure that the broker, bank or nominee has not already voted your ordinary shares.

Revoking Your Proxy

If you are a shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify SVF 3’s Secretary in writing before the Extraordinary General Meeting that you have revoked your proxy; or

•

you may attend the Extraordinary General Meeting and vote electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received. Attendance at the Extraordinary General Meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters

The Extraordinary General Meeting has been called only to consider the approval of the Business Combination Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Governance

Proposals, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Compensation Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Under the Articles, other than procedural matters incident to the conduct of the Extraordinary General Meeting, no other matters may be considered at the Extraordinary General Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Extraordinary General Meeting.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your SVF 3 ordinary shares, you may call Morrow Sodali, SVF 3’s proxy solicitor, at (800) 662-5200 or SVF 3 at (650)-562-8100.

Redemption Rights

Public Shareholders (other than the Sponsor and SVF 3’s directors and officers) may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Any shareholder holding Public Shares may demand that SVF 3 redeem such shares for a pro rata portion of the Trust Account (which, for illustrative purposes, was $        per share as of                 , 2022, the SVF 3 Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, SVF 3 will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of SVF 3. Accordingly, all Public Shares in excess of 15% held by a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of SVF 3.

The Sponsor and SVF 3’s directors and officers have waived redemption rights with respect to any ordinary shares, including the Founder Shares, Private Placement Shares and any Public Shares owned by them, directly or indirectly in connection with the Business Combination.

Public Shareholders (other than the Sponsor and SVF 3’s directors and officers) may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Holders may demand redemption by delivering their ordinary shares, either physically or electronically using Depository Trust Company’s DWAC System, to SVF 3’s transfer agent no later than the second business day preceding the vote on the Business Combination Proposal. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a Public Shareholder delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the Trust Account. In such case, SVF 3 will promptly return any shares delivered by Public Shareholders.

The closing price of SVF 3 Class A ordinary shares on                , 2022, the SVF 3 Record Date, was $                . The cash held in the Trust Account on such date was approximately $                million ($                per Public Share). Prior to exercising redemption rights, shareholders should verify the market price of SVF 3 Class A ordinary shares as they may receive higher proceeds from the sale of their Class A ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. SVF 3 cannot assure its shareholders that they will be able to sell their SVF 3 Class A ordinary shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a Public Shareholder exercises its redemption rights, then it will be exchanging its SVF 3 ordinary shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to SVF 3’s transfer agent prior to the vote at the Extraordinary General Meeting, and the Business Combination is consummated.

Appraisal Rights

Shareholders of SVF 3 do not have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

Proxy Solicitation Costs

SVF 3 is soliciting proxies on behalf of the SVF 3 Board. This solicitation is being made by mail but also may be made by telephone or in person. SVF 3 and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. SVF 3 will bear the cost of the solicitation.

SVF 3 has hired Morrow Sodali to assist in the proxy solicitation process. SVF 3 will pay that firm a fee of $37,500 plus disbursements. Such payment will be made from non-Trust Account funds.

SVF 3 will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. SVF 3 will reimburse them for their reasonable expenses.

The Initial Shareholders

As of                  , 2022, the SVF 3 Record Date, the Initial Shareholders of record and SVF 3’s directors and officers were entitled to vote an aggregate of                  Founder Shares that were issued prior to the SVF 3 IPO,             Private Placement Shares purchased in conjunction with the SVF 3 IPO and                     Public Shares. Such shares constitute         % of the outstanding SVF 3 ordinary shares. The Initial Shareholders have agreed to vote the Founder Shares, Private Placement Shares, as well as any ordinary shares acquired in the aftermarket, in favor of each of the proposals presented at the Extraordinary General Meeting. The Founder Shares and Private Placement Shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by SVF 3.

Upon consummation of the Business Combination, under the Sponsor Letter Agreement, certain Founder Shares (or shares of common stock issuable upon conversion thereof) will be subject to (i) certain lock-up restrictions and (ii) certain time and performance-based vesting provisions. See “The Business Combination—Other Agreements—Sponsor Letter Agreement” for more information.

Purchases of SVF 3 Shares

At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding SVF 3 or its securities, the Sponsor, Warehouse and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire SVF 3 ordinary shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Warehouse’s consent, the transfer to such investors or holders of shares owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on the trading price of SVF 3 ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Extraordinary General Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, Warehouse or any of their respective affiliates. SVF 3 will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

Holders of SVF 3 ordinary shares are being asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. SVF 3 shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “The Business Combination” and “The Merger Agreement” in this proxy statement/prospectus for additional information regarding the Business Combination and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Merger and the Domestication) will be adopted and approved only if an ordinary resolution is passed, meaning an affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the shareholders for a vote.

The Sponsor and SVF 3’s directors and officers have agreed to vote any Class A ordinary shares and Founder Shares owned by them in favor of the Business Combination Proposal. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information.

Resolution

The full text of the resolutions to be passed is as follows:

“RESOLVED, as an ordinary resolution, that SVF 3’s entry into the Merger Agreement, dated as of December 12, 2021, by and among SVF Investment Corp. 3, a Cayman Islands exempted company, Saturn Acquisition (DE) Corp., a Delaware corporation and wholly owned subsidiary of SVF 3, Warehouse Technologies LLC, a New Hampshire limited liability company and Symbotic Holdings LLC, a Delaware limited liability company, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.”

Recommendation of the Board of Directors

THE SVF 3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SVF 3 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2—THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then SVF 3 is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination. If, however, the Domestication Proposal is approved, but the Business Combination Proposal is not approved, then neither the Domestication nor the Business Combination will be consummated.

As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the SVF 3 board of directors has unanimously approved a change of SVF 3’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, SVF 3 will file a notice of deregistration by way of continuation with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SVF 3 will be domesticated and continue as a Delaware corporation. Upon the effectiveness of the Domestication, (a) each outstanding Class A ordinary share will automatically convert into one share of the Post-Combination Company’s Class A common stock, and (b) each outstanding Class B ordinary share will automatically convert into one share of the Post-Combination Company’s Class B common stock, which, upon the Closing, will automatically convert into one share of the Post-Combination Company’s Class A common stock.

The Domestication Proposal, if approved, will approve a change of SVF 3’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while SVF 3 is currently governed by the Cayman Islands Companies Act (2021 Revision), upon the effectiveness of the Domestication, SVF 3 will be governed by the Delaware General Corporation Law. We urge shareholders to carefully consult the information set out below under “ —Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then SVF 3 will also ask its shareholders to approve the Organizational Documents Proposal (discussed below), which, if approved, will replace our current Articles under the Cayman Islands law with the Proposed Charter and Proposed Bylaws under the DGCL. The Proposed Organizational Documents differ in certain material respects from the Articles and we urge shareholders to carefully consult the information set out below under “Proposal No. 3—The Organizational Documents Proposal,” the Articles and the Proposed Charter and Proposed Bylaws, attached hereto as Annex B and Annex C, respectively.

Reasons for the Domestication

Our Board believes that there are significant advantages to SVF 3 that will arise as a result of a change of domicile to Delaware. Further, our Board believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the shareholders, who are the owners of the corporation. The Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of SVF 3 and its shareholders, including:

•

Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours. Based on publicly available data, over half of publicly-traded corporations in the United States and over 67% of all Fortune 500 companies are incorporated in Delaware.

•

Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to SVF 3, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for SVF 3’s shareholders from possible abuses by directors and officers.

•

Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and shareholders alike. SVF 3’s incorporation in Delaware may make SVF 3 more attractive to future candidates for our Board, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. Our Board therefore believes that providing the benefits afforded directors by Delaware law will enable Symbotic Inc., following completion of the Business Combination, to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our shareholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a corporation’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Anticipated Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of SVF 3 as a result of Domestication. The business, capitalization, assets and liabilities and financial statements of SVF 3 immediately following the Domestication will be the same as those of SVF 3 immediately prior to the Domestication.

Comparison of Corporate Governance and Shareholder Rights

SVF 3 is an exempted company incorporated under the Cayman Islands Companies Act (2021 Revision). The Cayman Islands Companies Act and SVF 3’s Articles govern the rights of its shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Articles will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of Symbotic Inc., your rights will differ in some regards as compared to when you were a shareholder of SVF 3.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of SVF 3 and Symbotic Inc. according to applicable law and/or the organizational documents of SVF 3 and Symbotic Inc. You also should review the Proposed Charter and Proposed Bylaws attached hereto as Annex B and Annex C, respectively, to this proxy statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to SVF 3 and Symbotic Inc.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations	Mergers generally require approval of a majority of the voting power of all outstanding shares.	Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

	Mergers in which less than 20% of the surviving corporation’s stock is issued generally do not require approval by stockholders of the surviving corporation.	All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers.

	Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.	Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50% + 1 in number and 75% in value of shareholders in attendance and voting at a general meeting.

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.	Under the Cayman Islands Companies Act and the Articles, routine corporate matters may be approved by an ordinary resolution (being a resolution adopted by the affirmative vote of at least a majority of the votes cast by the shareholders present in person or represented by proxy at a general meeting and entitled to vote on such matter).

	Delaware	Cayman Islands
Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger where the consideration is composed of shares and cash in lieu of fractional shares only, but generally has appraisal rights otherwise.	Minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	A Cayman Islands exempted company generally may indemnify its directors or officers except with regard to fraud or willful default.

Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.	Liability of directors may be limited or eliminated, except with regard to their own fraud or willful default.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution that SVF 3 be de-registered in the Cayman Islands pursuant to Article 190 of the Amended and Restated Memorandum and Articles of Association of SVF 3 and pursuant to Part XII of the Companies Act (2021 Revision) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware, and immediately upon being de-registered in the Cayman Islands, SVF 3 shall be registered by way of continuation as a corporation in the State of Delaware, and conditional upon, and with effect from, the registration of SVF 3 in the State of Delaware as a corporation with the laws of the State of Delaware, the name of SVF 3 be changed to “Symbotic Inc.””

Vote Required for Approval

If the Business Combination Proposal is not approved, the Domestication Proposal will not be presented at the Extraordinary General Meeting. The approval of Domestication Proposal requires a special resolution under the Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Business Combination is conditioned upon the approval of the Domestication Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Domestication Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Domestication Proposal will not be effected.

The Sponsor and SVF 3’s directors and officers have agreed to vote any Class A ordinary shares and Founder Shares owned by them in favor of the Domestication Proposal. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information.

Recommendation of the SVF 3 Board of Directors

THE SVF 3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SVF 3 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

PROPOSAL NO. 3—THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposal and the Domestication Proposal are approved, then SVF 3 is asking its shareholders to approve the Organizational Documents Proposal. Under the Merger Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Business Combination. If, however, the Organizational Documents Proposal is approved but either the Business Combination Proposal or the Domestication Proposal is not approved, then neither the Business Combination nor the Domestication will be consummated.

If each of the other Condition Precedent Proposals and the Organizational Documents Proposal are each approved and the Business Combination is to be consummated, then the Proposed Charter and the Proposed Bylaws will be substantially in the form set forth on Annex B and Annex C, respectively, and each of the matters contemplated by the Governance Proposals will be included in the Proposed Charter adopted by the Post-Combination Company. The approval or lack thereof of any of the Governance Proposals will not affect the effectiveness of the Organizational Documents Proposal if approved by SVF 3’s shareholders.

All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Organizational Documents Proposal

Each of the Proposed Charter and the Proposed Bylaws was negotiated as part of the Business Combination. The Board’s specific reasons for each of the Governance Proposals (each of which are included in the Proposed Charter) are set forth in the section entitled “Proposal No. 4—The Governance Proposals.”

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the certificate of incorporation and bylaws of Symbotic Inc. (annexed to the proxy statement/prospectus as Annex B and Annex C, respectively), be approved as the certificate of incorporation and bylaws, respectively, of Symbotic Inc., effective upon the effectiveness of the Domestication.”

Vote Required for Approval

If the Business Combination Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposal will not be presented at the Extraordinary General Meeting. The approval of the Organizational Documents Proposal requires a special resolution under the Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Sponsor and SVF 3’s directors and officers have agreed to vote any Class A ordinary shares and Founder Shares owned by them in favor of the Organizational Documents Proposal. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information.

Recommendation of the Board of Directors

THE SVF 3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SVF 3 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

PROPOSAL NO. 4—THE GOVERNANCE PROPOSALS

Overview

Our shareholders are also being asked to vote on separate proposals with respect to certain governance provisions in the Proposed Charter, which are separately being presented in order to give holders of SVF 3’s ordinary shares the opportunity to present their separate views on important corporate governance procedures and which will be voted upon on a non-binding advisory basis. In the judgment of the SVF 3 Board, these provisions are necessary to adequately address the needs of the Post-Combination Company. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Symbotic and SVF 3 intend that the Proposed Charter in the form set forth on Annex B will take effect at consummation of the Business Combination, assuming adoption of the Organizational Documents Proposal.

	SVF 3’s Articles	Proposed Organizational Documents
Authorized Shares (Proposal 4A)	Our Articles authorized 221,000,000 shares, consisting of (a) 200,000,000 Class A ordinary shares, (b) 20,000,000 Class B ordinary shares and (c) 1,000,000 preference shares.	The Post-Combination Company will be authorized to issue 4,508,000,000 shares of capital stock, each with a par value of $0.0001 per share, consisting of (a) 4,458,000,000 shares of common stock, of which (i) 3,000,000,000 shares shall be designated Class A common stock, (ii) 1,000,000,000 shares shall be designated Class V-1 common stock, (iii) 450,000,000 shares shall be designated Class V-3 common stock and (iv) 8,000,000 shares shall be designated Class B common stock and (b) 50,000,000 shares of preferred stock.

Amendments (Proposal 4B)	Our Articles provide that the provisions of the Articles may be amended at any time and from time to time by special resolution in whole or in part.	The following provisions in the Proposed Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds of the total voting power of all the then-outstanding shares of stock of the Post-Combination Company entitled to vote thereon, voting together as a single class: (a) Section 4.03(b) relating to preferred stock, (b) Section 4.04 relating to paired common stock, (c) Article V relating to conversion, (d) Article VI relating to incorporator and initial directors, (e) Article VII relating to the board of directors, (f) Article VIII relating to stockholders, (g) Article IX relating to liability, (h) Article X relating to indemnification, (i) Article XI relating to business combinations, (j) Article XII relating to forum selection, (k) Article XIII relating to corporate opportunity and (l) Article XIV relating to amendments.

	SVF 3’s Articles	Proposed Organizational Documents

For any other amendment, the Proposed Charter applies Delaware law, which allows an amendment to a charter generally with the affirmative vote of a majority of the outstanding shares of voting stock entitled to vote thereon, voting together as a single class.

Director Election, Vacancies and Removal (Proposal 4C)	Our Articles provide that, prior to the closing of a business combination, holders of the Class B ordinary shares have the exclusive right to elect any director at an annual general meeting and holders of Class A ordinary shares have no right to vote on the election of any director. Following the closing of a business combination, directors may be elected by ordinary resolution. Our Articles provide that newly-created directorships or any vacancy on the Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum. Prior to the closing of a business combination, holders of the Class B ordinary shares have the exclusive right to remove any director and holders of Class A ordinary shares have no right to vote on the removal of any director. Following the closing of a business combination, directors may be removed by ordinary resolution.

Directors shall be elected by a majority of the votes cast by holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, provided that if, as of the 10th day preceding the date the Post-Combination Company first mails its notice of meeting for such meeting to the stockholders, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast.

Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, the board of directors or any individual director may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock of the Post-Combination Company entitled to vote at an election of directors.

Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, except as otherwise provided by law, any vacancies on the board of directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders.

DGCL Section 203 and Business Combinations (Proposal 4D)	N/A	Our Proposed Organizational Documents provide that we are not subject to Section 203 of the DGCL.

	SVF 3’s Articles	Proposed Organizational Documents
Forum Selection (Proposal 4E)	Our Articles do not contain an exclusive forum provision.	The Proposed Charter provides that (i) the Delaware Court of Chancery, or if such court does not have subject matter jurisdiction, another state or federal court located within the state of Delaware will be the exclusive forum for internal or intra-corporate claims or claims governed by the internal affairs doctrine of Delaware (or the federal district court for the District of Delaware if no court within Delaware has jurisdiction) and (ii) the federal district court for the District of Delaware will be the exclusive forum for claims under the Securities Act.

Voting Rights (Proposal 4F)	Our Articles generally provide that each holder of record of Class A ordinary shares and Class B ordinary shares shall be entitled to one vote per share on all matters which such shareholders are entitled to vote.

Each holder of Class A common stock or Class B common stock shall be entitled to one vote for each share of Class A common stock or Class B common stock, respectively, held of record by such holder.

Each holder of Class V-1 common stock shall be entitled to one vote for each share of Class V-1 common stock held of record by such holder.

Each holder of Class V-3 common stock shall be entitled to three votes for each share of Class V-3 common stock held of record by such holder.

Dividends and Distributions (Proposal 4G)	Our Articles provide that all dividends and other distributions shall be paid according to the amounts paid up on the shares, but if and for so long as nothing is paid up on any shares, dividends may be paid according to the par value of the shares.

Subject to the rights of the holders of preferred stock, the holders of the Post-Combination Company’s Class A common stock and Class B common stock, as such, shall be entitled to the payment of dividends and other distributions of cash, stock or property on the Class A common stock and Class B common stock, respectively, when, as and if declared by the board of directors in accordance with law.

Except with respect to certain stock dividends, dividends of cash or property may not be declared or paid on shares of the Post-Combination Company’s Class V-1 common stock or Class V-3 common stock.

Removal of Blank Check Company Provisions (Proposal 4H)	Our Articles contain various provisions applicable only to blank check companies.	The Proposed Organizational Documents will not include these provisions applicable only to blank check companies, including the provisions requiring that SVF 3 have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination.

Reasons for the Advisory Charter Proposals

Authorized Shares (Proposal 4A)

Our Articles authorized 221,000,000 shares, consisting of (a) 200,000,000 Class A ordinary shares, (b) 20,000,000 Class B ordinary shares and (c) 1,000,000 preference shares. Proposal 4A increases the authorized number of shares because our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the Business Combination and the other transactions contemplated in this proxy statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining shareholder approval for a particular issuance.

Amendments to the Organizational Documents (Proposal 4B)

The Articles provide that amendments may only be made pursuant to a special resolution under Cayman Islands law, which would require the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote on the amendment, vote on such amendment, including amendments to (i) change SVF 3’s name, (ii) alter or add to the articles of association, (iii) alter or add to the memorandum of association with respect to any objects, power or other matters specified therein, and (iv) reduce SVF 3’s share capital or any capital redemption reserve fund. The Proposed Organizational Documents allow for certain amendments by the affirmative vote of holders of at least a majority of the total voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. The Board believes that the majority vote contemplated by Proposal 4B is more appropriate for a public operating company with sponsor investors and, in making such determination has considered (among other things) the fact that the Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members will hold 91% of the voting power immediately following the closing of the Business Combination assuming No Redemptions.

Director Election, Director Vacancies and Removal (Proposal 4C)

At present, our Articles provide that, prior to the closing of a business combination, holders of the Class B ordinary shares have the exclusive right to elect any director and holders of Class A ordinary shares have no right to vote on the election of any director, and, following the closing of a business combination, directors may be elected by ordinary resolution. Our Articles also provide that newly-created directorships or any vacancy on the Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum. Our Articles further provide that, prior to the closing of a business combination, holders of the Class B ordinary shares have the exclusive right to remove any director and holders of Class A ordinary shares have no right to vote on the removal of any director, and, following the closing of a business combination, directors may be removed by ordinary resolution. Proposal 4C provides that the Proposed Organizational Documents will permit for the election of directors elected by a majority of the votes cast by holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, provided that if, as of the 10th day preceding the date the Post-Combination Company first mails its notice of meeting for such meeting to the stockholders, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast. With respect to removal of directors, Proposal 4C provides that any or all of the directors may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock of the Post-Combination Company entitled to vote at an election of directors. Finally, Proposal 4C provides that any vacancies on the board of directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. The foregoing rights are subject to special rights of the holders of one or more outstanding series of preferred stock to elect directors.

DGCL Section 203 and Business Combinations (Proposal 4D)

Under our Articles, SVF 3 is not governed by Section 203 of the DGCL. Proposal 4D provides that following the Domestication, SVF 3 shall not be governed by Section 203 of the DGCL. We believe that the election not to be governed by Section 203 of the DGCL provides us with increased flexibility as to future, potentially value creating, transactions.

Forum Selection (Proposal 4E)

Our Articles do not contain an exclusive forum provision. Proposal 4E provides that (i) the Delaware Court of Chancery, or if such court does not have subject matter jurisdiction, another state or federal court located within the state of Delaware will be the exclusive forum for internal or intra-corporate claims or claims governed by the internal affairs doctrine of Delaware (or the federal district court for the District of Delaware if no court within Delaware has jurisdiction) and (ii) the federal district court for the District of Delaware will be the exclusive forum for claims under the Securities Act. This amendment is intended to assist SVF 3 in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise, and should promote efficiency and cost-savings in the resolutions of such claims. We believe that the Delaware courts are best suited to address disputes involving such matters given that SVF 3 intends to incorporate in Delaware (pending approval of the Domestication Proposal discussed above), Delaware law generally applies to such matters, and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides shareholders and SVF 3 with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment is intended to promote judicial fairness and avoid conflicting results, as well as make SVF 3’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery. At the same time, we believe that SVF 3 should retain the ability to consent to an alternative forum on a case-by-case basis where SVF 3 determines that its interests and those of its shareholders are best served by permitting such a dispute to proceed in a forum other than in Delaware.

Voting Rights (Proposal 4F)

Our Articles provide that each holder of record of Class A ordinary shares and Class B ordinary shares shall be entitled to one vote per share on all matters which shareholders are entitled to vote. Proposal 4F provides that (i) each holder of record of Class A common stock, Class B common stock and Class V-1 common stock shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote and (ii) each holder of record of Class V-3 common stock shall be entitled to three votes per share on all matters which stockholders generally are entitled to vote. We believe that SVF 3’s success rests on the ability to undertake a long-term view and our leadership team’s controlling interest will enhance SVF 3’s ability to focus on long-term value creation and help insulate SVF 3 from short-term outside influences. Our leadership team’s voting control also provides

SVF 3 with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining its control.

Dividends and Distributions (Proposal 4G)

Our Articles provide that all dividends and other distributions shall be paid according to the amounts paid up on the shares, but if and for so long as nothing is paid up on any shares, dividends may be paid according to the par value of the shares. Proposal 4G provides that, subject to the rights of the holders of preferred stock (i) holders of Class A common stock and Class B common stock, as such, shall be entitled to the payment of dividends and other distributions of cash, stock or property on the Class A common stock and Class B common stock, respectively, when, as and if declared by the board of directors in accordance with law and (ii) except with respect to certain stock dividends, dividends of cash or property may not be declared or paid on Class V-1 common stock or Class V-3 common stock. We believe that SVF 3’s success rests on the ability to undertake a long-term view and our leadership team’s controlling interest will enhance SVF 3’s ability to focus on long-term value creation and help insulate SVF 3 from short-term outside influences.

Removal of Blank Check Company Provisions (Proposal 4H)

Our Articles contain various provisions applicable only to blank check companies. Proposal 4H eliminates certain provisions related to our status as a blank check company, including the provisions requiring that SVF 3 have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve SVF 3 and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and we believe it is the most appropriate period for SVF 3 following the Business Combination. In addition, certain other provisions in our Articles require that proceeds from SVF 3 IPO be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Business Combination is consummated.

Anti-Takeover Effects of the Proposed Organizational Documents and Certain Provisions of Delaware Law

The Proposed Organizational Documents will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire SVF 3. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of SVF 3 by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders. See “Description of Capital Stock of the Post-Combination Company—Anti-Takeover Provisions” for more information.

Resolutions

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, on a non-binding advisory basis, the authorized share capital be increased from 221,000,000 shares divided into 200,000,000 Class A ordinary shares, par value $0.0001 per share, 20,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, to authorized capital stock of 4,458,000,000 shares, consisting of (i) 3,000,000,000 shares of Class A common stock, par value $0.0001 per share, (ii) 1,000,000,000 shares of Class V-1 common stock, par value $0.0001 per share, (iii) 450,000,000 shares of Class V-3 common stock, par value $0.0001 per share, (iv) 8,000,000 shares of Class B common stock, par value $0.0001 per share and (v) 50,000,000 shares of preferred stock.”

“RESOLVED, as an ordinary resolution, that, on a non-binding advisory basis, the Proposed Charter may be amended by the affirmative vote of a majority of the outstanding shares of voting stock entitled to vote thereon, voting together as a single class, except that (a) Section 4.03(b) through Section 4.04 and (b) Article V through Article XIV of the Proposed Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds of the total voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide for (i) the election of directors by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, (ii) the filling of newly-created directorships or any vacancy on the board of directors by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director and (iii) the removal of directors with or without cause, but only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock entitled to vote at an election of directors, voting together as a single class.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to elect not to be governed by Section 203 of the General Corporation Law of the State of Delaware.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that (i) each holder of record of Class A common stock, Class B common stock and Class V-1 common stock shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote, and (ii) each holder of record of Class V-3 common stock shall be entitled to three votes per share on all matters which stockholders generally are entitled to vote on all matters which stockholders generally are entitled to vote.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to provide that (i) holders of Class A common stock and Class B common stock, as such, shall be entitled to the payment of dividends and other distributions of cash, stock or property on the Class A common stock and Class B common stock, respectively, when, as and if declared by the board of directors in accordance with law and (ii) except with respect to certain stock dividends, dividends of cash or property may not be declared or paid on Class V-1 common stock or Class V-3 common stock.”

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to eliminate various provisions in the Articles applicable only to blank check companies, including the provisions requiring that SVF 3 have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination.”

Vote Required for Approval

If the Business Combination Proposal is not approved, the Governance Proposals will not be presented at the Extraordinary General Meeting. The approval of the Governance Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented s proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Business Combination is not conditioned upon the approval of the Governance Proposals.

As discussed above, a vote to approve the Governance Proposals is an advisory vote, and therefore, is not binding on SVF 3, Symbotic or their respective boards of directors or managers. Accordingly, regardless of the outcome of the non-binding advisory vote, SVF 3 and Symbotic intend that the Proposed Charter, in the form set forth on Annex B and containing the provisions noted above, will take effect upon the effectiveness of the Domestication, assuming adoption of the Organizational Documents Proposal.

The Sponsor and SVF 3’s directors and officers have agreed to vote any Class A ordinary shares and Founder Shares owned by them in favor of the Governance Proposals. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information.

Recommendation of the Board of Directors

THE SVF 3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SVF 3 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNANCE PROPOSALS.

PROPOSAL NO. 5—THE DIRECTOR ELECTION PROPOSAL

Overview

Assuming each of the Condition Precedent Proposals are approved at the Extraordinary General Meeting, SVF 3 shareholders are being asked to elect seven directors to the Board, effective upon the Closing, with each director having a term that expires at the Post-Combination Company’s annual meeting of stockholders in 2023 or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. The election of these directors is contingent upon approval of the Condition Precedent Proposals.

The SVF 3 Board has nominated Richard B. Cohen, Rollin Ford, Charles Kane, Todd Krasnow, Vikas J. Parekh, Merline Saintil and Michael Rhodin to serve as directors. The following sets forth information regarding each nominee:

Richard B. Cohen, Chairman and Chief Executive Officer

Mr. Cohen has served as Chairman of Warehouse since December 2006 and as Chief Executive Officer of Symbotic LLC since November 2017. He is also the Executive Chairman of C&S Wholesale Grocers, where he is the third generation of the Cohen family to lead that company. Mr. Cohen grew up in the C&S Wholesale Grocers business, working for his father during the summers until his graduation from college in 1974, when he went to work full-time at C&S Wholesale Grocers. Mr. Cohen became Chairman, President and Chief Executive Officer of C&S Wholesale Grocers in 1989 and served as President until March 2014 and as Chief Executive Officer until January 2018, during which time he led the growth and expansion of C&S Wholesale Grocers into an industry leader in supply chain solutions and wholesale grocery supply. Mr. Cohen holds a bachelor’s degree in accounting from the Wharton School of Business. He has also been awarded honorary doctorate degrees from Assumption College and Keene State College. Mr. Cohen was selected to serve on the board of directors due to his extensive experience in the wholesale distribution business, his vision and experience in automation and his experience and track record in entrepreneurship, investment and business development and deep relationships in various industries.

Rollin Ford, Director

Mr. Ford has served as a member of the Warehouse advisory board since August 2016. Mr. Ford retired in 2016 from Walmart Stores, Inc., where he served in a variety of executive leadership roles during his 33-year career with the world’s largest retailer. Mr. Ford began his career with Walmart in 1984 in the Logistics division and later became the Chief Logistics Officer where he was responsible for transforming and building the company’s global supply chain network. He also served as the Executive Vice President and Chief Information Officer from May 2006 to January 2012, having responsibility for the company’s worldwide technology division. Most recently, Mr. Ford served as the Chief Administrative Officer from February 2012 to July 2016 where he focused on leveraging Walmart Stores, Inc.’s scale to increase efficiency and productivity around the world while having responsibility for the domains mentioned above, which also included back office (shared services), global sourcing and data and analytics. Mr. Ford holds a Bachelor of Science degree from Taylor University in Indiana. In retirement, Mr. Ford has joined boards of Mercy Health System and John Brown University and the board of advisors of Alert Innovation and AT Kearney. Mr. Ford was selected to serve on the board of directors due to his experience as a senior executive at Walmart and his background and knowledge relating to logistics, the supply chain and technology.

Charles Kane, Director

Mr. Kane has served as a member of the Warehouse advisory board since October 2020. Mr. Kane has been a lecturer at the Massachusetts Institute of Technology since September 2006 and is currently an adjunct professor of International Finance at the Massachusetts Institute of Technology Sloan School of

Management. Since November 2006, Mr. Kane has also been a Director and Strategic Advisor of One Laptop Per Child, a non-profit organization that provides computing and internet access for students in the developing world, for which he served as President and Chief Operating Officer from 2008 until 2009. Mr. Kane served as Executive Vice President and Chief Administrative Officer of Global BPO Services Corp., a special purpose acquisition corporation, from July 2007 until March 2008, and as Chief Financial Officer of Global BPO from August 2007 until March 2008. Prior to joining Global BPO, he served as Chief Financial Officer of RSA Security Inc., a provider of e-security solutions, from May 2006 until RSA was acquired by EMC Corporation in October 2006. From July 2003 until May 2006, he served as Chief Financial Officer of Aspen Technology, Inc., a publicly traded provider of supply chain management software and professional services. Mr. Kane is currently a director of Alkami Technology, Inc. (ALKT), a leading cloud-based digital banking solutions provider for banks and credit unions in the United States, Progress Software Corp. (PRGS), a software company that specializes in the implementation of business applications. He was previously a director of Applix Inc., Borland Software Corporation, Carbonite, Inc. Demandware Inc., Netezza Corporation and RealPage, Inc. Mr. Kane is a Certified Public Accountant and holds a B.B.A. in accounting from the University of Notre Dame and an M.B.A. in international finance from Babson College. Mr. Kane was selected to serve on the board of directors due to his experience as a senior executive officer at a number of publicly traded companies, including as chief financial officer of several of those companies, and his experience serving on the boards of directors of other public and private companies.

Todd Krasnow, Director

Mr. Krasnow has served as a member of the Warehouse advisory board since May 2016. Mr. Krasnow has served as the President of Cobbs Capital, Inc., a private consulting company, since January 2005. Previously, Mr. Krasnow was a marketing domain expert with Highland Consumer Fund, a venture capital firm, from June 2007 until it became Porchlight Equity in February 2017, after which he was an operating partner of Porchlight Equity until November 2019. Mr. Krasnow was the Chairman of Zoots, Inc., a dry-cleaning company, from June 2003 to January 2008 and Chief Executive Officer of Zoots, Inc. from February 1998 to June 2003. He served as the Executive Vice President of Sales and Marketing of Staples, Inc. from May 1993 to January 1998 and in other sales and marketing positions for Staples, Inc. from March 1986 to May 1993. Mr. Krasnow has served as a member of the C&S Wholesale Grocers advisory board since 2006. Mr. Krasnow is a director of Ecentria, a privately held online marketer of optical, outdoor and camping gear, and Kids2 Inc., a privately held baby and toddler products company. He was previously a director of Bakkavor, LTD, Carbonite, Inc. and Tile Shop Holdings, Inc. Mr. Krasnow holds a Master of Business Administration degree from the Harvard Business School and a bachelor’s degree in chemistry from Cornell University. Mr. Krasnow was selected to serve on the board of directors due to his experience as a senior executive, his experience in investment, marketing and business development, and his experience serving on the boards of directors of other public and private companies.

Vikas J. Parekh, Director

Mr. Parekh is a Managing Partner at SoftBank Investment Advisers where he focuses on investing in enterprise software and emerging technologies. Mr. Parekh has made investments and holds director seats across public and private markets. Prior to joining SoftBank Investment Advisers in March 2016, Mr. Parekh worked in private equity at KKR, and in consulting at Boston Consulting Group. Mr. Parekh holds an MBA with highest honors from Harvard Business School and a BS in Electrical Engineering (Highest Honors) and MS in Electrical and Computer Engineering from Georgia Institute of Technology. Mr. Parekh was selected to serve on the board of directors due to his extensive experience in the emerging technologies space.

Merline Saintil, Director

Ms. Saintil has served as a member of the Warehouse advisory board since October 2021. Ms. Saintil has served as a technology and business executive at Fortune 500 and privately-held companies, including Intuit Inc., a financial software company, Yahoo! Inc., a web services provider, PayPal holdings Inc., a financial technology company, Adobe Inc., a computer software company, Joyent Inc., a cloud computing software company, and Sun

Mircrosystems, Inc., a technology company. From April 2019 to February 2020, Ms. Saintil was the Chief Operating Officer, R&D-IT of Change Healthcare Inc., a healthcare technology company. Prior to that, she served as Head of Operations, Product and Technology at Intuit from November 2014 to August 2018, and as Head of Operations of Mobile and Emerging Products at Yahoo from January to November 2014. Ms. Saintil has served as a board member of Banner Corporation (BANR), a bank holding company, since March 2017 and Alkami Technology (ALKT), a leading cloud-based digital banking solutions company, since October 2020. She has also served as a board member of Lightspeed Commerce Inc. (LSPD), a commerce platform for merchants, since August 2020; Gitlab Inc. (GTLB), a provider of a DevOps platform to develop, secure and operate software, since November 2020; Evolv Technologies Holdings, Inc. (EVLV), a touchless human security platform company, since January 2021; Rocket Lab USA, Inc. (RKLB), a space exploration company, since June 2021; and TD SYNNEX Corporation (SNX), a global distributor and solutions aggregator for the IT ecosystem, since September 2021. Ms. Saintil earned her Bachelor of Science degree from Florida Agricultural and Mechanical University and her Master of Science degree from Carnegie Mellon. Ms. Saintil was selected to serve on the board of directors due to her executive leadership experience, her extensive experience in technology, enterprise risks, cybersecurity, talent management and digital transformation, and her experience serving on the boards of directors of other public companies.

Michael Rhodin, Director

Mr. Rhodin has served as a member of the Warehouse advisory board since January 2021. Mr. Rhodin is an experienced international technology industry veteran, having spent 33 years at IBM rising to become one of the company’s key leaders. Mr. Rhodin served as Senior Vice President of IBM from 2009 until March 2017, was responsible for the creation of its Software Solution business including much of the Smarter Planet portfolio, and then responsible for IBM’s Watson business around this ground breaking technology, launching cloud based services and the first industry vertical, Watson Health. Since his retirement from IBM in 2017, Mr. Rhodin has consulted for a number of organizations, ranging from advising startups from their incubation phase to advising venture capital firms. He currently serves as a board member on private equity-backed technology companies, HZO, Inc., a provider of nanotechnology coatings and Acoustic, LP, a digital marketing company. In addition, Mr. Rhodin has served as a member of the Supervisory Board of TomTom, based in Amsterdam, since April 2017 and on the International Advisory Board for Santander Group, a leading global bank based in Madrid, since 2016, as well as on the Board of Directors for Open Digital Systems, a digital bank technology subsidiary of Santander Group. Mr. Rhodin earned a Bachelor of Science in computer science from the University of Michigan in 1984. Mr. Rhodin was selected to serve on the board of directors due to his executive leadership experience, his extensive experience in technology, including software, artificial intelligence and internet of things technologies, and his experience advising other organizations.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, Richard B. Cohen, Rollin Ford, Charles Kane, Todd Krasnow, Vikas J. Parekh, Merline Saintil and Michael Rhodin be appointed to serve as directors of the Post-Combination Company, such appointments to be effective upon the Closing.”

Vote Required for Approval

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Extraordinary General Meeting. The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Business Combination is not conditioned upon the approval of the Director Election Proposal. Notwithstanding the approval of each of the seven director nominees to the Board in the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

The Sponsor and SVF 3’s directors and officers have agreed to vote any Class A ordinary shares and Founder Shares owned by them in favor of the Director Election Proposal. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information.

Recommendation of the Board of Directors

THE SVF 3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SVF 3 SHAREHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE SEVEN DIRECTOR NOMINEES IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 6—THE MERGER ISSUANCE PROPOSAL

Overview

In connection with the Business Combination, we intend to effect the issuance of shares of common stock in the Post-Combination Company to the holders of Warehouse’s units pursuant to the Merger Agreement.

Please see the sections entitled “The Business Combination” and “The Merger Agreement” in this proxy statement/prospectus for additional information regarding the Business Combination and a summary of certain terms of the Merger Agreement. The terms of the Merger Agreement are complex and only briefly summarized in this proxy statement/prospectus. For further information, please see the full text of the Merger Agreement, which is attached as Annex A hereto. The discussion herein is qualified in its entirety by reference to the Merger Agreement.

Reasons for the Merger Issuance Proposal

We are seeking shareholder approval in order to comply with NASDAQ Listing Rule 5635.

Under NASDAQ Listing Rule 5635, shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash, the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. The maximum aggregate number of shares of common stock issuable pursuant to the Merger Agreement represents greater than 20% of the number of shares of common stock before such issuance. As a result, shareholder approval of the issuance of shares of common stock issuable pursuant to the Merger Agreement is required under NASDAQ rules.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Merger Issuance Proposal will not be presented at the Extraordinary General Meeting. The approval of the Merger Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Business Combination is conditioned upon the approval of the Merger Issuance Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Merger Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Merger Issuance Proposal will not be effected.

The Sponsor and SVF 3’s directors and officers have agreed to vote any Class A ordinary shares and Founder Shares owned by them in favor of the Merger Issuance Proposal. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of NASDAQ Listing Rule 5636, the issuance of shares of common stock in the Post-Combination Company to the holders of Warehouse’s units pursuant to the Merger Agreement be approved.”

Recommendation of the Board of Directors

THE SVF 3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SVF 3 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER ISSUANCE PROPOSAL.

PROPOSAL NO. 7—THE SUBSCRIPTION AGREEMENTS PROPOSAL

Overview

In connection with the Business Combination, SVF 3 intends to effect the issuance and sale of an aggregate of 20,500,000 shares of Class A common stock in the Post-Combination Company at $10.00 per share to certain investors pursuant to the Subscription Agreements.

Reasons for the Subscription Agreements Proposal

We are seeking shareholder approval in order to comply with NASDAQ Listing Rule 5635.

Under NASDAQ Listing Rule 5635, shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash, the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. The maximum aggregate number of shares of common stock issuable pursuant to the Subscription Agreements represents greater than 20% of the number of shares of common stock before such issuance. As a result, shareholder approval of the issuance of shares of common stock issuable pursuant to the Subscription Agreements is required under NASDAQ rules.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Subscription Agreements Proposal will not be presented at the Extraordinary General Meeting. The approval of the Subscription Agreements Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Business Combination is conditioned upon the approval of the Subscription Agreements Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Subscription Agreements Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Subscription Agreements Proposal will not be effected.

The Sponsor and SVF 3’s directors and officers have agreed to vote any Class A ordinary shares and Founder Shares owned by them in favor of the Subscription Agreements Proposal. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of NASDAQ Listing Rule 5636, the Subscription Agreements pursuant to which SVF 3 has agreed to issue and sell an aggregate of 20,500,000 shares of Class A common stock in the Post-Combination Company at $10.00 per share to certain investors, a form of which is attached to the proxy statement/prospectus as Annex M, be approved, ratified and confirmed in all respects.”

Recommendation of the Board of Directors

THE SVF 3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SVF 3 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SUBSCRIPTION AGREEMENTS PROPOSAL.

PROPOSAL NO. 8—THE INCENTIVE COMPENSATION PLAN PROPOSAL

Overview

Prior to the consummation of the Business Combination, we expect that our Board will approve and adopt, subject to shareholder approval, the Symbotic Inc. 2022 Omnibus Incentive Compensation Plan (the “Incentive Compensation Plan”), under which we would be authorized to grant cash and equity incentive awards to eligible employees in order to attract, motivate and retain the talent for which we compete. A copy of the Plan is attached to this proxy statement/prospectus as Annex D.

Purpose of the Incentive Compensation Plan

The purpose of the Incentive Compensation Plan is to assist us in attracting, motivating and retaining selected individuals who will serve as our employees, directors and consultants, and whose judgment, interest and special effort is critical to the successful conduct of our operations. We believe that the equity-based awards to be issued under the Incentive Compensation Plan will motivate recipients to offer their maximum effort to us and help focus them on the creation of long-term value consistent with the interests of our shareholders. We believe that grants of incentive awards are necessary to enable us to attract and retain top talent; if the Incentive Compensation Plan is not approved, we believe our recruitment and retention capabilities will be adversely affected.

Material Terms of the Incentive Compensation Plan

The material terms of the Incentive Compensation Plan, as currently contemplated by our Board, are summarized below. This summary is qualified in its entirety by reference to the complete text of the Incentive Compensation Plan, a copy of which is attached to this proxy statement/prospectus as Annex D. We urge our shareholders to read carefully the entire Incentive Compensation Plan before voting on this proposal.

Administration. The compensation committee of the Post-Combination Company’s board of directors will administer the Incentive Compensation Plan. The compensation committee will generally have the authority to construe, interpret and implement the Incentive Compensation Plan and all award agreements issued thereunder, grant awards and determine the terms thereof, determine who will receive awards and amend any outstanding award agreements. The compensation committee will have full discretion to administer the Incentive Compensation Plan and may allocate among its members and delegate its powers, responsibilities or duties with respect to the Incentive Compensation Plan.

Eligibility. Employees (including prospective employees), directors and consultants of the Post-Combination Company are eligible to participate in the Incentive Compensation Plan as determined by the compensation committee. Following the consummation of the Business Combination, it is expected that approximately 800 employees and consultants and 6 directors will be eligible to participate in the Incentive Compensation Plan.

Number of Shares Authorized. The Incentive Compensation Plan provides for an aggregate of              shares of Class A common stock of the Post-Combination Company (the “Share Reserve”) to be delivered; provided that the total number of shares that will be reserved, and that may be issued, under the Incentive Compensation Plan will increase on the first trading day of each calendar year, beginning January 1, 2023 and ending on an including January 1, 2032, by a number of shares equal to the lesser of (i) 5% of the aggregate number of shares of Class A common stock outstanding on the last day of the prior calendar year and (ii) such smaller number of shares (which may be zero) as is determined by the compensation committee prior to such calendar year.

The Incentive Compensation Plan also permits the compensation committee to deliver awards covering an aggregate of              shares of Class A common stock of the Post-Combination Company (the “Additional Pool”) solely in connection with the exchange of awards under the 2012 Value Appreciation Plan or the Amended and

Restated 2018 Long Term Incentive Plan outstanding prior to the consummation of the Business Combination, subject to such terms and conditions as the compensation committee may determine.

Shares subject to an award that is forfeited, expires or is settled for cash will be available for future grants of awards under the Incentive Compensation Plan and will be added back into the Share Reserve. Shares tendered by a participant or withheld by the Post-Combination Company in payment of the exercise price of a stock option or to satisfy any tax withholding obligation with respect to an award will be available for future grants of award and will be added back into the Share Reserve. Shares from the Additional Pool that are subject to an award will not be available for future grants of awards under the Incentive Compensation Plan regardless of whether such award is forfeited, expires, is settled for cash or otherwise.

Adjustments. The compensation committee will adjust (i) the number and type of shares or other property or securities authorized pursuant to the Incentive Compensation Plan; (ii) the individual limitations set forth in the Incentive Compensation Plan; (iii) the number and type of shares or other property or securities that can be issued through incentive stock options; and (iv) the terms of any outstanding awards (including, without limitation, the number of shares covered by each outstanding award, the type of property or securities to which the award relates and the exercise or strike price of any award), in such manner as it deems appropriate (including, without limitation, by payment of cash) to prevent the enlargement or dilution of rights, as a result of any increase or decrease in the number of issued shares (or issuance of property or securities other than shares) resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution.

Awards Available for Grant. The compensation committee may grant awards of nonqualified stock options, incentive stock options (“ISOs”), stock appreciation rights (“SARs”), restricted shares, restricted stock units (“RSUs”), dividend equivalent rights and other stock-based or cash-based awards, or any combination of the foregoing.

Options. Subject to certain exceptions, the compensation committee will be authorized to grant options to purchase shares of Class A common stock of the Post-Combination Company that are either ISOs, meaning they are intended to satisfy the requirements of Section 422 of the Code, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Incentive Compensation Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the compensation committee and specified in the applicable award agreement. The exercise price per share with respect to each stock option will be determined by the compensation committee but, except as otherwise permitting in the Incentive Compensation Plan, will not be less than the fair market value of a share of Class A common stock of the Post-Combination Company (or in the case of an ISO granted to a 10% shareholder, 110% of the fair market value). The maximum term of an option granted under the Incentive Compensation Plan will be 10 years from the date of grant (or five years in the case of ISOs granted to a 10% shareholder).

Stock Appreciation Rights. The compensation committee will be authorized to award SARs under the Incentive Compensation Plan. SARs will be subject to the terms and conditions established by the compensation committee, but the exercise price per share with respect to each SAR may not be less than the fair market value of the Class A common stock of the Post-Combination Company. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares of Class A common stock of the Post-Combination Company or any combination of cash and shares of Class A common stock, the appreciation, if any, in the value of a common share over a certain period of time. An option granted under the Incentive Compensation Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs will be subject to terms established by the compensation committee and reflected in the award agreement. The maximum term of a SAR granted under the Incentive Compensation Plan will be 10 years from the date of grant.

Restricted Shares. The compensation committee will be authorized to award shares of restricted Class A common stock under the Incentive Compensation Plan. Each award of restricted stock will be subject to the terms and conditions established by the compensation committee. Each participant of an award of restricted shares will, during the period of restriction, be the beneficial and record owner of such restricted shares and will have full voting rights with respect thereto, but all ordinary cash dividends will be retained by the Post-Combination Company and will be paid to the relevant participant when the award of restricted shares vests and will revert back to the company if for any reason the restricted share upon which such dividends or other distributions were paid reverts back to the company.

Restricted Stock Units. The compensation committee may grant awards of RSUs under the Incentive Compensation Plan in such amounts and subject to such terms and conditions as the compensation committee may determine. On the delivery date specified in the award agreement, the participant of each RSU not previously forfeited or terminated will receive one share of Class A common stock of the Post-Combination Company, or cash or other securities or property equal in value to a share of Class A common stock, or a combination thereof, as specified by the compensation committee.

Dividend Equivalent Rights. The compensation committee may include in the award agreement with respect to any award a dividend equivalent right entitling the participant to receive amounts equal to all or any portion of the regular cash dividends that would be paid on the shares covered by such award if such shares had been delivered pursuant to such award.

Other Stock-Based or Cash-Based Awards. The compensation committee may grant other types of equity-based, equity-related or cash-based awards (including the grant or offer for sale of unrestricted shares, performance share awards and performance units settled in cash) in such amounts and subject to such terms and conditions as the compensation committee may determine. The terms of such awards may relate to the achievement of performance goals as determined by the compensation committee.

Minimum Vesting. Except for Acquisition Awards (as defined below) and awards covering shares from the Additional Pool, all awards will be subject to a minimum vesting schedule of at least 12 months following the award’s grant date, provided that vesting may accelerate in certain circumstances, including a Change of Control (as defined in the Incentive Compensation Plan). Notwithstanding the foregoing, except with respect to Acquisition Awards and awards covering shares from the Additional Pool, (i) up to 5% of the shares available for grant under the plan may be granted with a shorter minimum vesting schedule and (ii) awards to directors may be granted with a minimum vesting schedule that is the earlier of at least 12 months following the grant date of the award or the next annual meeting of stockholders of the Post-Combination Company. “Acquisition Awards” means awards that are assumed, converted or substituted under the Incentive Compensation Plan as a result of the Post-Combination Company’s acquisition of another company (including by way of merger, combination or similar transaction).

Assignability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The compensation committee, however, may permit awards to be transferred to any person or entity that it determines.

Amendment and Termination; No Repricings or Reloads without Shareholder Approval. In general, our Board may amend, suspend or terminate the Incentive Compensation Plan at any time. However, shareholder approval to amend the Incentive Compensation Plan may be necessary if the law or the Incentive Compensation Plan so requires. The Incentive Compensation Plan requires shareholder approval in order to reduce, or take certain actions that have the effect of reducing, the exercise price of stock options or SARs, and prohibits granting stock options or SARs with automatic reload features. No amendment, suspension or termination of the Incentive Compensation Plan will materially adversely impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change of Control. Unless the compensation committee determines otherwise or as otherwise provided in the applicable award agreement, if a participant’s employment is terminated without cause, or the employee resigns for good reason, within one year after a Change of Control, each award granted to the participant prior to the Change of Control will become fully vested and, as applicable, exercisable. As of the Change of Control date, any outstanding performance-based awards will be deemed earned at the greater of the target level and the actual performance level with respect to all open performance periods and will cease to be subject to further performance conditions but will continue to be subject to time-based vesting following the Change of Control in accordance with the original performance period. Notwithstanding the foregoing, in the event of a Change of Control, a participant’s award will be treated in accordance with one or more of the following methods as determined by the compensation committee: (i) settle such award for an amount of cash or securities equal to their value, (ii) provide for the assumption of or issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the plan, (iii) modify the terms of such awards to add events or conditions upon which the vesting of such awards or lapse of restrictions will accelerate, (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue after closing or (v) provide that for a period of at least 20 days prior to the Change of Control, any stock options or SARs that would not otherwise become exercisable prior to the Change of Control will be exercisable as to all shares subject thereto.

Limits on Compensation to Non-Employee Directors. The Incentive Compensation Plan provides that no non-employee director of the Post-Combination Company may be granted (in any calendar year) compensation with a value in excess of $750,000 ($1,000,000 in the initial year of appointment or election to the Post-Combination Company’s board of directors), with the value of any equity-based awards based on the accounting grant date value of such award.

Material U.S. Federal Income Tax Consequences Related to the Incentive Compensation Plan

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the Incentive Compensation Plan applicable to U.S. participants. This summary deals with the general federal income tax principles that apply and is provided only for general information. Other kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options. If an optionee is granted a non-qualified stock option under the Incentive Compensation Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares of Class A common stock of the Post-Combination Company acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of a share of Class A common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements (described below) are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of Class A common stock acquired over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We are not entitled to a tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Stock Appreciation Rights. Generally, a participant will recognize ordinary income upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any shares of Class A common stock received. We or our subsidiaries or affiliates generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Restricted Shares. A participant should not have taxable income on the grant of unvested restricted shares of Class A common stock, nor will we or our subsidiaries or affiliates then be entitled to any deduction, unless the participant makes a valid election under Section 83(b) of the Code as described below. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income, and we or our subsidiaries or affiliates will be entitled to a corresponding deduction in an amount equal to the difference between the fair market value of the shares at the date such restrictions lapse over the purchase price, if any, paid for the restricted stock.

If the participant makes a valid election under Section 83(b) of the Code with respect to restricted shares of Class A common stock, the participant generally will recognize ordinary income at the date of issuance of the restricted stock in an amount equal to the difference, if any, between the fair market value of the shares at that date over the purchase price, if any, for the restricted stock, and we or our subsidiaries or affiliates will be entitled to a deduction for the same amount.

Restricted Stock Units. A participant will not recognize taxable income at the time of the grant of the restricted stock units, and neither we nor our subsidiaries or affiliates will be entitled to a deduction at that time. When a restricted stock unit is paid, whether in cash or common stock, the participant will have ordinary income equal to the fair market value of the shares delivered or the cash paid, and we or our subsidiaries or affiliates will be entitled to a corresponding deduction.

Cash-Based Awards. A participant generally will not recognize taxable income at the time of the grant of a cash-based award, and neither we nor our subsidiaries or affiliates will be entitled to a deduction at that time. When any such cash-based award is paid, whether in cash or common stock, the participant will have ordinary income equal to the cash paid, and we or our subsidiaries or affiliates will be entitled to a corresponding deduction.

Section 409A of the Code

Certain types of awards under the Incentive Compensation Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (for example, at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Incentive Compensation Plan and awards granted under the Incentive Compensation Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code.

New Incentive Compensation Plan Benefits

The Incentive Compensation Plan does not provide for set benefits or amounts of awards and we have not approved any stock awards that are conditioned on stockholder approval of the Incentive Compensation Plan. All future grants of awards under the Incentive Compensation Plan are subject to the discretion of the compensation committee. Therefore, it is not possible to determine the future benefits that will be received by these participants under the Incentive Compensation Plan.

Interests of Certain Persons in this Proposal

The director nominees set out under “Proposal No. 5—The Director Election Proposal” may be considered to have an interest in the approval of the Incentive Compensation Plan because they may in the future receive awards under the Incentive Compensation Plan. Nevertheless, the SVF 3 Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the Incentive Compensation Plan.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Incentive Compensation Plan Proposal will not be presented at the Extraordinary General Meeting. The approval of the Incentive Compensation Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Business Combination is conditioned upon the approval of the Incentive Compensation Plan Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Incentive Compensation Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Compensation Plan Proposal will not be effected.

The Sponsor and SVF 3’s directors and officers have agreed to vote any Class A ordinary shares and Founder Shares owned by them in favor of the Incentive Compensation Plan Proposal. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information.

Our Board believes that the Incentive Compensation Plan will provide us with the continued ability to link participants’ pay to shareholder returns, and that it is a critical compensation component in our ability to attract, retain and motivate employees by aligning their interests with the interests of our shareholders.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Symbotic Inc. 2022 Omnibus Incentive Compensation Plan, a copy of which is attached to the proxy statement/prospectus as Annex D, be adopted and approved.”

Recommendation of the Board of Directors

THE SVF 3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SVF 3 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE COMPENSATION PLAN PROPOSAL.

PROPOSAL NO. 9—THE ESPP PROPOSAL

Overview

We expect that our Board will approve and adopt, subject to shareholder approval, the Symbotic Inc. 2022 Employee Stock Purchase Plan (the “ESPP”). Our ESPP is not intended to qualify as an “employee stock purchase plan” as defined in Section 423 of the Code. A copy of the ESPP is attached to this proxy statement/prospectus as Annex E.

Purpose of the ESPP

The purpose of the ESPP is to provide employees an opportunity to acquire a proprietary interest in the Post-Combination Company through the purchase of the Post-Combination Company’s Class A common stock. We believe that the ESPP advances the interests of the Post-Combination Company and its stockholders by providing an investment benefit for its employees that will help attract, reward and retain highly qualified employees and will help align their interests with those of its stockholders.

Material Terms of the ESPP

The material terms of the ESPP, as currently contemplated by our board of directors, are summarized below. This summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex E. We urge our shareholders to read carefully the entire ESPP before voting on this proposal.

Share Reserve. A total of              shares (the “Initial Share Limit”) of Class A common stock of the Post-Combination Company, will be reserved and available for sale under the ESPP, subject to adjustment in accordance with the terms of the ESPP. Such number of shares will increase on the first day of each calendar year, beginning January 1, 2023 and ending on and including January 1, 2032, equal to the lesser of (i) 1% of the aggregate number of shares of Class A common stock of the Post-Combination Company then outstanding on the final day of the immediately preceding calendar year, (ii) the number of shares that equals twice the size of the Initial Share Limit and (iii) such smaller number of shares (which may be zero) as is determined by the compensation committee of the board of directors prior to such calendar year.

Administration. The compensation committee will administer the ESPP. The board of directors may, in its sole discretion, grant awards or administer the ESPP. The compensation committee will generally have the authority to interpret the ESPP, establish, amend and rescind any rules and regulations relating to the ESPP, determine the terms and provisions of any agreements entered into under the ESPP and make all other determinations necessary or advisable for administration of the ESPP based on information made available to the compensation committee by the management of the Post-Combination Company.

Eligibility. All active employees of the Post-Combination Company or of any of its subsidiaries, other than Excluded Employees (as defined below) are eligible to participate in the ESPP; provided that they are customarily employed for at least 20 hours a week on a regular basis and they are employed at the time of the applicable offering period under the ESPP. An “Excluded Employee” will mean those employees or individuals which are temporary or leased employees, interns, and such other individuals deemed ineligible to participate in the ESPP. It is expected that approximately 800 employees will be eligible to participate in the ESPP.

Purchase of Shares. The ESPP permits eligible employees to purchase shares of the Post-Combination Company’s Class A common stock through payroll withholding. Each offering period commencing under the ESPP initially will be six months in duration, commencing on a date determined by the compensation committee. In no event may an offering period extend for more than 27 months. The timing and duration of future offering periods may be changed from time to time. At the end of each offering period, shares will be deposited into the participating employee’s account based on payroll deductions accumulated during that period, not to exceed the lesser of 15% of the employee’s compensation and $25,000 per calendar year.

Purchase Price. The purchase price for each offering period will be determined by the Compensation Committee, including whether such purchase price will be determined based on the lesser of the closing price of the shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, or will be based solely on the closing price of the shares on the last business day of the offering period; provided, however, that such purchase price will be at least 85% of the applicable closing price. In the absence of a determination by the Compensation Committee, the purchase price will be 85% of the lesser of the closing price of the shares on (i) the first business day of the offering period or (ii) the last business day of the offering period.

Participation and Withdrawal from the ESPP. Enrolled employees will automatically participate in the next offering period, provided the employee has not withdrawn from the ESPP, continues to meet the eligibility requirements and has not terminated employment. A participant may withdraw from an offering at any time without affecting his or her or their eligibility to participate in future offerings. A participant may elect to decrease or increase the rate of, or stop, deductions one time during an offering period by filing a payroll deduction authorization form.

Termination of Employment. If a participating employee’s employment ends before the last business day of an offering period for any reason, any balance remaining in the employee’s payroll deduction account will be refunded in accordance with the Post-Combination Company’s regular payroll practices.

Restrictions on Transfer. Purchase rights granted under the ESPP are not transferable other than by will or the laws of descent and distribution, and will be exercisable during the lifetime of the participant only by the participant.

Adjustments and Reorganization Events. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of shares other than an ordinary cash dividend, (a) the number and class of securities available under the ESPP, (b) the share limitations of the ESPP and (c) the purchase price will be equitably adjusted to the extent determined by the compensation committee. Upon the occurrence of certain reorganization events, the compensation committee may take any actions to adjust options to purchase shares under the ESPP, including the length of offering periods, or any other actions the compensation committee deems appropriate.

Amendment or Termination. Our compensation committee generally may, at any time, amend or terminate the ESPP in any respect, except that, if the amendment would increase the maximum number of shares issuable under the ESPP, such amendment will not be effective without stockholder approval.

Material U.S. Federal Income Tax Consequences Related to the ESPP

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the ESPP applicable to U.S. participants. This summary deals with the general federal income tax principles that apply and is provided only for general information. Other kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The ESPP is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code for U.S. taxpayers. Therefore, at the time of exercise of an option to purchase shares, an employee subject to tax under the Code would recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise over the purchase price and the Post-Combination Company would be able to claim a tax deduction equal to this difference.

New ESPP Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her or their own decision whether and to what extent to participate in the ESPP. It is therefore not possible to determine the future benefits that will be received by participants under the ESPP.

Interests of Certain Persons in this Proposal

The director nominees set out under “Proposal No. 5—The Director Election Proposal” may be considered to have an interest in the approval of the ESPP because, to the extent any such nominees will be employees of the Post-Combination Company, they may in the future make purchases under the ESPP. Nevertheless, the SVF 3 Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the ESPP.

Vote Required for Approval

If the Business Combination Proposal is not approved, the ESPP Proposal will not be presented at the Extraordinary General Meeting. The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Business Combination is conditioned upon the approval of the ESPP Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the ESPP Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the ESPP Proposal will not be effected.

The Sponsor and SVF 3’s directors and officers have agreed to vote any Class A ordinary shares and Founder Shares owned by them in favor of the ESPP Proposal. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information.

Reasons for the ESPP Proposal

Our Board believes that the ESPP will be an integral part of the Post-Combination Company’s compensation program and will be particularly important to its non-executive employees. The ESPP would allow its employees to acquire an ownership interest in the Post-Combination Company and is intended to motivate them to contribute to the growth and profitability of the Post-Combination Company.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Symbotic Inc. 2022 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex E, be adopted and approved.”

Recommendation of the Board of Directors

THE SVF 3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SVF 3 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL NO. 10—THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if presented and adopted, will allow the SVF 3 Board to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies (i) to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to SVF 3’s shareholders, and/or (ii) in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Condition Precedent Proposals, or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived. In no event will the SVF 3 Board adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the existing Articles and Cayman Islands law.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is not approved by shareholders, the SVF 3 Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for the approval of the Condition Precedent Proposals, or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived. If SVF 3 does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window (subject to the requirements of law), SVF 3 will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its Public Shareholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders present in person (which would include presence at a virtual meeting) or represented by proxy at the quorate Extraordinary General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal.

The Sponsor and SVF 3’s directors and officers have agreed to vote any Class A ordinary shares and Founder Shares owned by them in favor of the Adjournment Proposal, if presented. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Extraordinary General Meeting to be adjourned to a later date or dates (A) to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to SVF 3’s shareholders; and/or (B) in order to solicit additional proxies from SVF 3’s shareholders in favor of one or more of the proposals at the Extraordinary General Meeting.”

Recommendation of the Board of Directors

IF PRESENTED, THE SVF 3 BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SVF 3 SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT SVF 3

In this section, “we,” “us” and “our” refer to SVF 3 prior to the Business Combination and to Symbotic Inc., the Post-Combination Company, following the Business Combination.

Introduction

We are a blank check company incorporated on December 11, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Our intention at formation was to identify a prospective target business in a technology-enabled sector where our management team have differentiated experience and insights. Prior to executing the Merger Agreement, our efforts were limited to organizational activities, completion of our initial public offering and the evaluation of possible business combinations. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and our assets consist almost entirely of cash and cash equivalents, with nominal other assets.

Company History

On December 14, 2020, our Sponsor paid $25,000, or approximately $0.009 per share, to cover certain of our expenses in consideration of 2,875,000 Class B ordinary shares, par value $0.0001 per share. On January 29, 2021, we issued additional 12,125,000 Class B ordinary shares to our Sponsor by way of dividend. On February 3 and February 26, 2021, our Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares, respectively, resulting in our sponsor holding a total of 8,000,000 Class B ordinary shares. On February 24, 2021, our Sponsor transferred 50,000 Class B ordinary shares to each of Michael Carpenter and Michael Tobin. In connection with Cristiana Falcone’s appointment to the Board, our Sponsor transferred 50,000 Class B ordinary shares to Cristiana Falcone. Prior to the initial investment in the company of $25,000 by the Sponsor, SVF 3 had no assets, tangible or intangible. The per share price of the Founder Shares was determined by dividing the amount contributed to SVF 3 by the number of Founder Shares issued.

In connection with the SVF 3 IPO, we entered into the Forward Purchase Agreement with the Forward Purchase Investor, which provides for the purchase of $150,000,000 of Forward Purchase Shares for $10.00 per share, in a private placement to close substantially concurrently with the closing of SVF 3’s initial business combination. The Forward Purchase Agreement also provided that the Forward Purchase Investor may elect to purchase up to an additional $50,000,000 of Forward Purchase Shares, for a purchase price of $10.00 per share.

On March 11, 2021, we consummated the SVF 3 IPO of 28,000,000 Class A ordinary shares, excluding the underwriters’ over-allotment option. The shares were sold at a price of $10.00 per share, generating gross proceeds to us of $280,000,000. We granted the underwriters in the SVF 3 IPO (the “Underwriters”) a 45-day option to purchase up to 4,000,000 additional Class A ordinary shares to cover over-allotments, if any. The Underwriters exercised the over-allotment option in full and purchased an additional 4,000,000 Class A ordinary shares, generating gross proceeds of $40,000,000.

Simultaneous with the consummation of the SVF 3 IPO, we consummated the private placement of an aggregate of 1,040,000 Private Placement Shares to the Sponsor at a price of $10.00 per share, generating total proceeds of $10,400,000. The net proceeds received from the SVF 3 IPO and certain of the proceeds from the Private Placement, $320,000,000 in the aggregate, were placed in the Trust Account.

On August 10, 2021, the Sponsor agreed to loan SVF 3 $2.0 million as a Working Capital Loan. On November 9, 2021, the Sponsor and SVF 3 agreed to amend this loan to increase the commitment by $1.0 million. If SVF 3 does not complete an initial business combination within the Completion Window, SVF 3 may use a portion of its working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $2,000,000 of such loans may be convertible into Class A ordinary shares of the post-business combination entity at a price of $10.00 per share at the option of the lender.

Our ordinary shares continue to trade on NASDAQ under the symbol “SVFC.”

Redemption of Public Shares and Liquidation if No Initial Business Combination

The Articles provide that we will have only 24 months from the closing of the SVF 3 IPO to consummate an initial business combination. If we have not consummated an initial business combination within the Completion Window, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Articles provide that, if a resolution of the company’s shareholders is passed pursuant to the Companies Act (2021 Revision) of the Cayman Islands to commence the voluntary liquidation of the company, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

Our Sponsor and each of our directors and officers have entered into an agreement with us pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold and will have no rights to liquidating distributions from the Trust Account with respect to any Private Placement Shares they hold if we fail to consummate an initial business combination within the Completion Window (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if we fail to complete our initial business combination within the prescribed time frame).

Our Sponsor and each of our directors and officers have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Articles (a) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Completion Window or (b) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, unless we provide our Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 either prior to or upon consummation of an initial business combination (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our Public Shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsor, any executive officer, director or director nominee, or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account plus up to $100,000 of funds from the Trust Account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of the SVF 3 IPO and the sale of the Private Placement Shares, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited, to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third-party for services rendered or products sold to us (other than our independent registered public accounting firm), or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under our indemnity of the underwriters of the SVF 3 IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of SVF 3. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay our income tax obligations, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per Public Share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the SVF 3 IPO against certain liabilities, including liabilities under the Securities Act. We will have access to funds held outside the Trust Account with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.

If we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per Public Share to our Public Shareholders. Additionally, if we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the Completion Window, (ii) in connection with a shareholder vote to amend the Articles (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Completion Window or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. Public Shareholders who redeem their Class A ordinary shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination within the Completion Window, with respect to such Class A ordinary shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the Articles, like all provisions of the Articles, may be amended with a shareholder vote.

Voting Restrictions in Connection with the Extraordinary General Meeting

Pursuant to the terms of the Sponsor Support Agreement, the Sponsor and SVF 3’s directors and officers have agreed to vote any Founder Shares and Class A ordinary shares held by them in favor of each of the proposals presented at the Extraordinary General Meeting. See “The Business Combination—Other Agreements—Sponsor Support Agreement” for more information. The Initial Shareholders and SVF 3’s directors and officers own 22.3% of SVF 3’s outstanding ordinary shares entitled to vote thereon. The quorum and voting thresholds at the Extraordinary General Meeting and the Sponsor Support Agreement may make it more likely that SVF 3 will consummate the Business Combination.

Facilities

We currently maintain our executive offices at 1 Circle Star Way, San Carlos, CA 94070, United States. The cost for our use of this space is included in the $10,000 per month fee we pay to an affiliate of our Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations.

Employees

We currently have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

MANAGEMENT OF SVF 3

In this section, “we,” “us” and “our” refer to SVF 3 prior to the Business Combination and to Symbotic Inc., the Post-Combination Company, following the Business Combination.

Officers and Directors

Our officers and directors are as follows:

Name	Age	Position
Ioannis Pipilis	45	Chairman of the Board and Chief Executive Officer
Navneet Govil	50	Director and Chief Financial Officer
Michael Carpenter	74	Director
Michael Tobin	58	Director
Cristiana Falcone	48	Director

Ioannis Pipilis is the Chairman of the Board and Chief Executive Officer of SVF 3. Mr. Pipilis serves as Managing Partner at SoftBank Investment Advisers (SBIA) in London and is responsible for SBIA’s investing activities in EMEA. Prior to joining SBIA, he was Global Head of Fixed Income & Currencies at Deutsche Bank AG. He was responsible for trading, lending and structuring activities across public and private credit, rates, currencies and emerging markets. He had been at Deutsche Bank since 2000 and held various previous roles in London and New York including co-Head of Global Credit Trading, Head of the Institutional Client Group and Global Head of Credit Structuring. He also served on the board of the Association for Financial Markets in Europe. He holds an MSc in Finance and an MSc in Civil Engineering from Imperial College London and a Bachelor of Engineering in Civil and Environmental Engineering from University College London.

We believe Mr. Pipilis is well qualified to serve as a member of our board of directors due to his significant investment experience and vast network of relationships.

Navneet Govil is a director and Chief Financial Officer of SVF 3. Mr. Govil currently serves as a Managing Partner and Chief Financial Officer of SoftBank Investment Advisers. Prior to joining SoftBank, Mr. Govil served in senior corporate officer roles for publicly traded multinational corporations. At CA Technologies, Mr. Govil was Senior Vice President of Finance and Strategic Pricing, where he led treasury, corporate business development, pricing and business unit finance functions. Previously, he was Vice President of Corporate Development and Project Finance as well as Treasurer at SunPower Corporation. Mr. Govil also served in several capacities during his eight-year tenure at Sun Microsystems, most recently as Controller for its Microelectronics Group. He also held finance positions at Hewlett-Packard, Pfizer and Fortistar Capital. Mr. Govil currently serves as a member of the Audit Committee for the board of directors of Arm Limited, and as board director of ElevateBio, LLC, SB Investment Advisers (US) Inc., SVF Investment Corp. (SVFA), SVF Investment Corp. 2 (SVFB), and SVF Investment Corp. 3 (SVFC). Navneet earned MBA and MEng degrees from Cornell University.

We believe Mr. Govil is well qualified to serve as a member of our board of directors due to his depth of investment experience and vast network of relationships.

Michael Carpenter is a director of SVF 3. Mr. Carpenter brings broad and deep experience in Financial Services, Capital Markets and Corporate Strategy. As an executive, he served as Chief Executive Officer of Ally Financial, Inc., formerly GMAC. From November 2009 to February 2015. From 2002 to 2006, he was Chairman and Chief Executive Officer of Citigroup Alternative Investments. From 1998 to 2002, Mr. Carpenter was Chairman and Chief Executive Officer of Citigroup’s Global Corporate & Investment Bank with responsibility for Salomon Smith Barney Inc. and Citibank’s corporate banking activities globally. Michael Carpenter serves on the boards of First Citizens Bancshares, Inc., Battea Class Action Services LLC, Protego Trust Bank N.A., AutoWeb, Inc., Rewards Network, Validity Capital and as Chairman of Law Finance Group. Mr. Carpenter

received a Bachelor of Science degree from the University of Nottingham, England, and an MBA from Harvard Business School, where he was a Baker Scholar. He also holds an honorary degree of Doctor of Laws from the University of Nottingham.

Michael Tobin is a director of SVF 3. Mr. Tobin is a highly successful serial technology entrepreneur & pioneer with over 30 years’ experience in the telecoms & technology sector. As Chief Executive, Michael Tobin OBE led TelecityGroup plc, a leading FTSE250 Technology company from 2002 to 2014. He grew the business organically & acquired businesses transforming the company from £6m market cap in 2002 to being a top performer in the FTSE250 worth over £2.5Bn. Prior to joining TelecityGroup, Tobin headed-up Fujitsu’s e-Commerce operations in Frankfurt, Germany. Before that, he ran ICL’s Danish outsourcing subsidiary out of Copenhagen Denmark. He also held several senior positions based in Paris for over 11 years including Business Development Director at International Computer Group coordinating global distribution of IT infrastructure. As a Non-Exec, he holds numerous Technology Directorships including Instrumental Ltd in London & is the Chair of AIM listed Audioboom and BigBlu Broadband plc, and also Pulsant and Ultraleap in the UK. In addition he is advisor to the board at Leaseweb in the Netherlands. Previous notable Non Exec roles held include PACNET in Hong Kong, ITConic in Spain, Datapipe in New York, Teraco in South Africa, and Basefarm in Norway.

Cristiana Falcone is a director of SVF 3. Ms. Falcone has over 17 years of international experience in strategy, change management and business development for global corporations (SONY, Shell, Revlon), international governmental organizations (ILO, IFAD, FAO, UNDCCP, IADB) and the media (Radio Televisione Italiana, Gruppo Espresso, Univision, Viacom), working with and advising the most senior leadership. Through her role at the World Economic Forum, where she led the Media, Entertainment and Information community, and as non-executive director of three major companies, including TIM S.p.A. and Revlon. Ms. Falcone has established a reputation as a global leader in digital disruption and adapting to stay relevant in a rapidly changing world. She is committed to helping to find financially viable paths to sustainability, including through her work as a non-executive director at the Global Fashion Agenda. Since 2006, Ms. Falcone has been Chief Executive Officer and trustee of the JMCMRJ Sorrell Foundation, and has overseen the donation of in excess of £10m to a range of causes supporting education, health, and interfaith dialogue. Ms. Falcone is a trustee at Tufts University, the Paley Center for Media, and Internews. She is an investor in tech female founders.

Number and Terms of Office of Officers and Directors

Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with NASDAQ corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on NASDAQ. The term of office of the first class of directors, consisting of Cristiana Falcone, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Michael Tobin and Michael Carpenter, will expire at our second annual general meeting. The term of office of the third class of directors, consisting of Ioannis Pipilis and Navneet Govil, will expire at our third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our Founder Shares. In addition, prior to the completion of an initial business combination, holders of a majority of our Founder Shares may remove a member of the board of directors for any reason.

Pursuant to the registration and shareholder rights agreement in connection with the SVF 3 IPO, our Sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for appointment to the Post-Combination Company’s Board, as long as the Sponsor holds any securities covered by such agreement. In connection with the Business Combination, such registration and shareholder rights agreement will be amended and restated, such that the Post-Combination Company’s Board is proposed to consist of the directors listed in the section “Management of the Post-Combination Company.”

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices including those set forth in the Articles as it deems appropriate. The Articles provide that our officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Director Independence

NASDAQ listing standards require that a majority of our board of directors be independent. Our board of directors has determined that Michael Carpenter, Michael Tobin and Cristiana Falcone are “independent directors” as defined in NASDAQ listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on NASDAQ through the earlier of consummation of our initial business combination and our liquidation, we will reimburse an affiliate of our Sponsor for office space, secretarial and administrative services provided to us in the amount of $10,000 per month. In addition, our Sponsor, executive officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our Sponsor, executive officers and directors, or their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the Post-Combination Company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the Post-Combination Company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of NASDAQ require that the compensation committee and the nominating committee of a listed company be comprised solely of independent directors.

Audit Committee

We have established an audit committee of the board of directors. Michael Carpenter, Michael Tobin and Cristiana Falcone serve as members of our audit committee. Our board of directors has determined that each of Michael Carpenter, Michael Tobin and Cristiana Falcone are independent under NASDAQ listing standards and applicable SEC rules. Michael Carpenter serves as the Chairman of the audit committee. Our audit committee will consist solely of independent directors that satisfy NASDAQ and SEC requirements within one year of the completion of the SVF 3 IPO. Each member of the audit committee is financially literate and our board of directors has determined that Michael Carpenter qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•

determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•

monitoring compliance on a quarterly basis with the terms of the SVF 3 IPO and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the SVF 3 IPO; and

•

reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating Committee

We have established a nominating committee of our board of directors. The members of our nominating committee are Michael Carpenter, Michael Tobin, and Cristiana Falcone. Michael Tobin serves as chairman of the nominating committee. Under the NASDAQ listing standards, we are required to have a nominating committee composed entirely of independent directors. Our board of directors has determined that each of Michael Carpenter, Michael Tobin and Cristiana Falcone are independent.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which is specified in a charter adopted by us, generally provides that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We have established a compensation committee of our board of directors. The members of our compensation committee are Michael Carpenter, Michael Tobin and Cristiana Falcone. Michael Tobin serves as chairman of the compensation committee.

Under NASDAQ listing standards, we are required to have a compensation committee composed entirely of independent directors. Our board of directors has determined that each of Michael Carpenter, Michael Tobin and Cristiana Falcone are independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other Section 16 executive officers; reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Articles or alternatively by shareholder approval at general meetings.

Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary and contractual duties to other entities. As a result, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, he or she may be required to honor such fiduciary or contractual obligations to present such business combination opportunity to such entity, before we can pursue such opportunity. If these other entities decide to pursue any such opportunity, we may be precluded from pursuing the same. However, we do not expect these duties to materially affect our ability to complete our initial business combination. The

Articles, to the maximum extent permitted by law, provide that we renounce our interest in any business combination opportunity offered to the Sponsor, director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and it is an opportunity that we are able to complete on a reasonable basis. In addition, the Articles contain provisions to exculpate and indemnify, to the maximum extent permitted by law, such persons in respect of any liability, obligation or duty to us that may arise as a consequence of such persons becoming aware of any business opportunity or failing to present such business opportunity.

Notwithstanding the foregoing, we may, at our option, pursue an acquisition opportunity jointly with one or more entities affiliated with SoftBank Investment Advisers, including SBIA U.K., SBIA U.S. and their respective subsidiaries, being entities established to provide investment advisory, portfolio management, research, deal execution and similar fund advisory services (“SBIA”) and/or one or more investors in funds managed by SBIA. Such entity may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by making a specified future issuance to any such fund or vehicle. Such an entity could include another blank check company, including SVF Investment Corp., SVF Investment Corp. 2, or other affiliate blank check company. However, we do not currently have any intention to pursue such a transaction.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s Business	Affiliation
Ioannis Pipilis	Tier Mobility SE	Transportation	Supervisory Board Member; Director
	Keli Network Inc.	Digital Media	Director
	Zeus Advisory Limited	Holding Company	Director
	Enpal GmbH	Sustainability/Consumer	Advisory Board Member

Navneet Govil	Zenarate	Coaching	Adviser
	RIDGE-LANE Limited Partners	Venture Development	Board Member of the Société L’Avenir
	SB Investment Advisers (US) Inc.	Advisor entity	Director and CFO
	SVF Investment Corp.	Special Purpose Acquisition Company	Director and CFO
	SVF Investment Corp. 2	Special Purpose Acquisition Company	Director and CFO
	ElevateBio, LLC	Healthcare/Biotechnology	Director

Michael Carpenter	AutoWeb, Inc.	Media and Marketing Services	Director
	Rewards Network	Rewards and Marketing	Director
	Client 4 Life Group LLC	Software Company	Director
	Validity Finance LLC	Litigation Finance	Director
	Law Finance Group LLC	Litigation Finance	Chairman
	Towerbrook Capital Partners	Private Equity	Senior Advisory Board
	Southgate Holdings LLC	Investment Company	Chairman
	Year Up, South Florida	Philanthropy	Chairman
	Protego Trust Bank N.A.	Bank	Director
	First Citizens Bancshares, Inc.	Bank	Director

Individual	Entity	Entity’s Business	Affiliation
	Battea Class Action Services LLC	Legal Services	Director
	MDL Partners	Office Services	Partner

Michael Tobin	Tobin Ventures Limited	Trading Company	Managing Director
	Copperfield Corporate Ltd	Property Portfolio and Trading Company	Managing Director
	BIGBLU Broadband plc	AIM Listed Broadband Company	Chairman of the board
	Audioboom plc	AIM Listed Podcast Platform	Chairman of the board
	Pulsant Data Systems Ltd	Managed Technology Service Provider	Chairman of the board
	Ultraleap	Ultrasound Haptic Innovation Company	Chairman of the board
	North C Data Centres	Data Center Company	Chairman of the board
	EdgeConnex	Data Center Company	Chairman of the Board
	Sungard	Business Continuity Services Provider	Non Executive Director
	Scale-up Group	Providing Finance and Advice to Start-ups	Non Executive Director
	CC35 Management Company Ltd	Property Management Company	Non Executive Director
	Wonderland Restaurants Ltd	Restaurant / Hospitality Company	Non Executive Director
	Everarc Plc	Listed Acquisition Company	Non Executive Director
	Crystal Peak Acquisition plc	Special Purpose Acquisition Company	Chairman
	Expereo	Network Company	Chairman
	Patchwork Health Ltd.	Healthtech Company	Chairman
	Amito Ltd.	Data Center Company	Chairman
	Idalina Limited	Non-trading Investment Entity	Director

Cristiana Falcone	TIM S.p.A.	Telecommunications	Director
	Revlon, Inc.	Beauty	Director

Potential investors should also be aware of the following other potential conflicts of interest:

•

Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•

Our Sponsor subscribed for Founder Shares prior to the date of the prospectus relating to SVF 3’s IPO and purchased Private Placement Shares in a transaction that closed simultaneously with the closing of the SVF 3 IPO.

•	We have entered into the Forward Purchase Agreement with the Forward Purchase Investor who is an affiliate of our Sponsor.

•

Our Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and Class A ordinary shares held by them (including the 112,500 Public Shares currently held by our directors and officers) in connection with (i) the completion of our initial business combination, and (ii) a shareholder vote to approve an amendment to the Articles (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the Completion Window or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares. Additionally, our Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its Founder Shares and will not have rights to liquidating distributions with respect to its Private Placement Shares if we fail to complete our initial business combination within the prescribed time frame. If we do not complete our initial business combination within the prescribed time frame, the Founder Shares and Private Placement Shares will become worthless. Except as described herein, our Sponsor and our directors and executive officers have agreed not to transfer, assign or sell any of their Founder Shares and Private Placement Shares and the Forward Purchase Investor have agreed not to transfer, assign or sell any of their Forward Purchase Shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. Because each of our executive officers and directors owns ordinary shares directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•

Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to our initial business combination. In addition, our Sponsor, officers and directors may sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly in the event there is overlap among investment mandates.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with our Sponsor or any of our officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

Furthermore, in no event will our Sponsor or any of our existing officers or directors, or their respective affiliates, be paid by us any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination. Further, commencing on the date our securities are first listed on NASDAQ, we will also reimburse an affiliate of our Sponsor for office space, secretarial and general administrative services provided to us in the amount of $10,000 per month.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution. In such case, our Sponsor and each member of our management team have agreed to vote their Founder Shares, Private Placement Shares and Public Shares in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. The Articles provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have entered into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in the Articles. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

SELECTED HISTORICAL FINANCIAL INFORMATION OF SVF 3

The following table shows summary historical financial data of SVF 3 for the periods and as of the dates indicated.

The summary historical financial data of SVF 3 as of and for the period ended December 31, 2020 was derived from the audited historical consolidated financial statements of SVF 3 included elsewhere in this proxy statement/prospectus. The summary historical financial data of SVF 3 for the period ended September 30, 2021 was derived from the unaudited interim consolidated financial statements of SVF 3 included elsewhere in this proxy statement/prospectus.

The following table should be read in conjunction with the sections entitled “Information About SVF 3” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SVF 3” and the historical financial statements and the notes and schedules related thereto, included elsewhere in this proxy statement/prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved by the business following the Business Combination.

(in thousands, except share and per share data)	For the Nine Months Ended September 30, 2021 (Unaudited)	For the Period From December 11 (inception) through December 31, 2020
Statement of Operations Data:
Loss from operations	$(4,993,011)	$(18,846)
Other income, net	10,848	—
Net loss	(4,982,163)	(18,846)
Basic and diluted weighted average shares outstanding of Class A ordinary shares subject to possible redemption	23,912,088	—
Basic and diluted net loss per ordinary share, Class A ordinary shares subject to possible to possible redemption	(0.15)	—
Basic and diluted weighted average shares outstanding of non-redeemable ordinary shares(1)	8,524,396	8,000,000
Basic and diluted net loss per ordinary share, non-redeemable ordinary shares	(0.15)	(0.00)
Statement of Cash Flows Data:
Net cash used in operating activities	(1,488,436)	(18,846)
Net cash used in investing activities	(320,000,000)	—
Net cash provided by financing activities	324,195,688	—

(1)

On January 29, 2021, SVF 3 effected a share dividend of 12,125,000 Class B ordinary shares, and on February 3 and February 26, 2021, the Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares for no consideration, respectively. The share dividend and share surrender resulted in an aggregate of 8,000,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization.

(in thousands)	As of September 30, 2021 (unaudited)	As of December 31, 2020
Balance Sheet Data:
Total assets	$323,801,300	$132,904
Total liabilities	15,848,950	126,750
Total shareholders’ equity (deficit)	(12,047,650)	6,154

SVF 3’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Summary Historical Financial Data for SVF 3,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Financial Information of SVF 3” and SVF 3’s consolidated financial statements, including the notes thereto, included elsewhere in this proxy statement/prospectus. Certain statements in this “SVF 3’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements that involve risks and uncertainties, such as statements regarding SVF 3’s plans, objectives, expectations and intentions. SVF 3’s future results and financial condition may differ materially from those currently anticipated as a result of the factors described under sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” In this section, “we,” “us” and “our” refer to SVF 3 prior to the Business Combination and to Symbotic Inc., the Post-Combination Company, following the Business Combination.

Overview

We are a blank check company incorporated under the laws of the Cayman Islands on December 11, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. We intend to effectuate our initial business combination using cash from the proceeds of the SVF 3 IPO and the sale of the Private Placement Shares and Forward Purchase Shares, our ordinary shares, debt or a combination of cash, equity and debt.

The issuance of additional shares in a business combination, including the issuance of the Forward Purchase Shares:

•

may significantly dilute the equity interest of investors, which dilution would increase if the anti-dilution provisions in the Founder Shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Founder Shares;

•	may subordinate the rights of holders of our ordinary shares if preferred stock is issued with rights senior to those afforded our ordinary shares;

•

could cause a change in control if a substantial number of shares of our common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us; and

•	may adversely affect prevailing market prices for our Class A ordinary shares.

Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or the owners of a target, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•	our inability to pay dividends on our ordinary shares;

•

using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, our ability to pay expenses, make capital expenditures and acquisitions, and fund other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of our strategy; and

•	other purposes and other disadvantages compared to our competitors who have less debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Recent Developments

Proposed Business Combination

See “The Business Combination” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

The Merger Agreement

See “The Merger Agreement” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

Subscription Agreements

See “The Business Combination—Other Agreements—Subscription Agreements” elsewhere in this proxy statement/prospectus, which disclosure is incorporated herein by reference.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception were organizational activities and those necessary to prepare for the SVF 3 IPO, described below, and, after the SVF 3 IPO, identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period ended December 31, 2020, we had a net loss of $18,846, all of which consisted of operating costs from general and administrative expenses.

For the three months ended September 30, 2021, we had net loss of approximately $1.9 million, which consisted of approximately $1.9 million in general and administrative expenses, including approximately $30,000 of general and administrative expenses to related party, partly offset by approximately $5,000 in income from investments held in the Trust Account.

Liquidity and Capital Resources

As of September 30, 2021, we had approximately $2.7 million in our operating bank account, and working capital deficit of approximately $858,000.

Prior to the completion of the SVF 3 IPO, our liquidity needs were satisfied through the payment by our Sponsor of $25,000 for certain offering costs on our behalf in exchange for the issuance of the Founder Shares, and borrowings under our promissory note with our Sponsor of $300,000 as well as additional advances of approximately $114,000. Subsequent to the consummation of the SVF 3 IPO and Private Placement, our liquidity needs were satisfied with the proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor may, but is not obligated to, provide us Working Capital Loans. As of September 30, 2021, there were no amounts outstanding under any Working Capital Loans. On August 10, 2021 our Sponsor agreed to loan us $2.0 million as a Working Capital Loan. On November 9, 2021 we agreed with our Sponsor to amend this loan to increase the commitment by $1.0 million.

Based on the foregoing, we believe that we will have sufficient working capital and borrowing capacity to operate our business. Over this time period, we will be using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the business combination.

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position, results of our operations and/or search for a target company, the specific impact is not readily determinable as of September 30, 2021. Our financial statements as of and for the period ended September 30, 2021 do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

As of September 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

Administrative Services Agreement

Commencing on the date that our Class A ordinary shares were first listed on NASDAQ through the earlier of consummation of the initial business combination and our liquidation if we are unable to complete a business combination within the Completion Window, we agreed to pay our Sponsor $10,000 per month for office space, secretarial and administrative services provided to us by an affiliate of our Sponsor. We incurred $30,000 and $70,000 of such expenses in the three and nine months ended September 30, 2021, respectively. As of September 30, 2021, $70,000 is due to the Sponsor. There was no balance due to related parties at December 31, 2020.

In addition, our Sponsor, officers and directors, or our respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, executive officers or directors, or our affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account. As of September 30, 2021, approximately $605,000 is due to the Sponsor’s affiliates. There was no balance due to related parties at December 31, 2020.

Registration and Shareholder Rights Agreement

The holders of the Founder Shares, Private Placement Shares, and any shares that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon conversion of the Founder Shares) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the SVF 3 IPO. The holders of these securities were entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. We would bear the expenses incurred in connection with the filing of any such registration statements. The foregoing registration and shareholder rights agreement will be amended and restated as described elsewhere in this proxy statement/prospectus. See “The Business Combination—Other Agreements—Registration Rights Agreement.”

Underwriting Agreement

We granted the underwriters a 45-day option from the date of the prospectus to purchase up to 4,000,000 additional Class A ordinary shares at the SVF 3 IPO price less the underwriting discounts and commissions. The underwriters fully exercised this over-allotment option on March 11, 2021.

The underwriters were entitled to an underwriting discount of $0.20 per Class A ordinary Share, or $6.4 million in the aggregate paid upon the closing of the SVF 3 IPO. In addition, $0.35 per unit, or $11.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that SVF 3 completes a business combination, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

We entered into the Forward Purchase Agreement with the Forward Purchase Investor, which provides for the purchase of $150,000,000 of Forward Purchase Shares for $10.00 per share, in a private placement to close substantially concurrently with the closing of the initial business combination. The Forward Purchase Agreement also provided that the Forward Purchase Investor may elect to purchase up to an additional $50,000,000 of Forward Purchase Shares, for a purchase price of $10.00 per share. Any elections to purchase up to 5,000,000 additional Forward Purchase Shares will take place in one or more private placements in such amounts and at such time as the Forward Purchase Investor determines, but no later than simultaneously with the closing of the initial business combination. We and the Forward Purchase Investors may determine, by mutual agreement, to increase the number of additional Forward Purchase Shares at any time prior to the initial business combination. The obligations under the Forward Purchase Agreement do not depend on whether any Class A ordinary shares are redeemed by the Public Shareholders. The Forward Purchase Shares will be issued only in connection with the closing of the initial business combination. The proceeds from the sale of Forward Purchase Shares may be used as part of the consideration to the sellers in the initial business combination, expenses in connection with the initial business combination or for working capital in the post-transaction company.

Policies

The preparation of condensed financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Investments Held in Trust Account

Our portfolio of investments is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. Our investments held in the Trust Account are classified as trading securities. When our investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Class A Ordinary Shares Subject to Possible Redemption

We account for our Class A ordinary shares subject to possible redemption in accordance with the guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. Our Class A ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of the SVF 3 IPO and as of September 30, 2021, 32,000,000 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity (deficit) section of SVF 3’s condensed balance sheets.

Effective with the closing of the SVF 3 IPO, we recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable shares of Class A ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

Net Income (Loss) per Ordinary Share

We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Income and losses are shared pro rata between Class A ordinary shares subject to possible redemption and non-redeemable ordinary shares. Net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted-average number of ordinary shares outstanding for the respective period. Non-redeemable ordinary shares include Founder Shares and Private Placement Shares as these shares do not have any redemption features.

Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. We adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the our financial position, results of operations or cash flows.

Our management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited condensed financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item. As of September 30, 2021, we were not subject to any market or interest rate risk. The net proceeds of the SVF 3 IPO, including amounts in the Trust Account, will be invested in U.S. government securities with a maturity of 185 days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act, that invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

We have not engaged in any hedging activities since our inception and we do not expect to engage in any hedging activities with respect to the market risk to which we are exposed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF SVF 3 AND THE POST-COMBINATION COMPANY

The following table and accompanying footnotes set forth information known to SVF 3 regarding (i) the actual beneficial ownership of SVF 3’s Class A ordinary shares and Class B ordinary shares, as of February 4, 2022 and (ii) expected beneficial ownership of the Post-Combination Company immediately following consummation of the Business Combination, assuming No Redemptions, 50% of the Public Shares of SVF 3 are redeemed, and alternatively that 31,887,500 Public Shares of SVF 3 are redeemed, by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding ordinary shares/common stock of SVF 3 or the Post-Combination Company, as applicable;

•	each of SVF 3’s current directors and named executive officers;

•	each person who will become a director or named executive officer of the Post-Combination Company; and

•	all directors and officers of SVF 3, as a group, and of the Post-Combination Company, as a group.

The beneficial ownership of SVF 3’s ordinary shares is based on 33,040,000 Class A ordinary shares issued and outstanding and 8,000,000 Class B ordinary shares issued and outstanding as of February 4, 2022. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of such person, SVF 3 deemed to be outstanding all ordinary shares subject to vesting and options held by the person that are currently exercisable or exercisable within 60 days of February 4, 2022. SVF 3 did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

The expected beneficial ownership of shares of the Post-Combination Company’s common stock, assuming no Public Shares of SVF 3 are redeemed, has been determined based upon the following: (i) no Public Shareholder has exercised its redemption rights to receive cash from SVF 3’s Trust Account in exchange for its Public Shares and SVF 3 has not issued any additional shares of its Class A ordinary shares; (ii) 20,500,000 shares of the Post-Combination Company’s Class A common stock have been issued in pursuant to the Subscription Agreements; (iii) the Forward Purchase Investor will purchase 20,000,000 Forward Purchase Shares; (iv) 200,000 private placement shares are issued upon the conversion of Working Capital Loans; (v) there will be an aggregate of 78,124,000 shares of the Post-Combination Company’s Class A common stock issued and outstanding at the closing of the Business Combination (not including 3,616,000 shares of the Post-Combination Company’s Class A common stock subject to vesting requirements pursuant to the Sponsor Letter Agreement) and (vi) no additional Warehouse Units are issued prior to the Closing, 45,947,608 shares of the Post-Combination Company’s Class V-1 common stock issued and outstanding at the closing of the Business Combination and 421,431,957 shares of the Post-Combination Company’s Class V-3 common stock issued and outstanding at the closing of the Business Combination.

The expected beneficial ownership of shares of the Post-Combination Company’s common stock, assuming 50% of the Public Shares of SVF 3 have been redeemed (“Intermediate Redemptions”), has been determined based on the following: (i) Public Shareholders have exercised their redemption rights with respect to approximately 16,000,000 of SVF 3’s Class A ordinary shares; (ii) 20,500,000 shares of Class A common stock have been issued in pursuant to the Subscription Agreements; (iii) the Forward Purchase Investor will purchase 20,000,000 Forward Purchase Shares; (iv) 200,000 private placement shares are issued upon the conversion of Working Capital Loans; (v) there will be an aggregate of 62,124,000 shares of the Post-Combination Company’s Class A common stock issued and outstanding at the closing of the Business Combination (not including 3,616,000 shares of the Post-Combination Company’s Class A common stock subject to vesting requirements pursuant to the Sponsor Letter Agreement) and (vi) no additional Warehouse Units are issued prior to the Closing, 45,947,608 shares of the Post-Combination Company’s Class V-1 common stock issued and outstanding at the closing of the Business Combination and 421,431,957 shares of the Post-Combination Company’s Class V-3 common stock issued and outstanding at the closing of the Business Combination.

The expected beneficial ownership of shares of the Post-Combination Company’s common stock, assuming 31,887,500 Public Shares of SVF 3 (not including 112,500 Class A ordinary shares originally issued in the SVF 3 IPO and purchased by certain directors and officers of SVF 3, which are not subject to redemption in connection with the Business Combination) have been redeemed, has been determined based on the following: (i) Public Shareholders have exercised their redemption rights with respect to approximately 31,887,500 of SVF 3’s Class A ordinary shares; (ii) 20,500,000 shares of Class A common stock have been issued in pursuant to the Subscription Agreements; (iii) the Forward Purchase Investor will purchase 20,000,000 Forward Purchase Shares; (iv) 200,000 private placement shares are issued upon the conversion of Working Capital Loans; (v) there will be an aggregate of 46,236,500 shares of the Post-Combination Company’s Class A common stock issued and outstanding at the closing of the Business Combination (not including 3,616,000 shares of the Post-Combination Company’s Class A common stock subject to vesting requirements pursuant to the Sponsor Letter Agreement) and (vi) no additional Warehouse Units are issued prior to the Closing, 45,947,608 shares of the Post-Combination Company’s Class V-1 common stock issued and outstanding at the closing of the Business Combination and 421,431,957 shares of the Post-Combination Company’s Class V-3 common stock issued and outstanding at the closing of the Business Combination. Although the pro forma amount of cash under the Maximum Redemptions scenario is less than the Minimum Cash Condition, Warehouse and Symbotic Holdings have not elected to waive such condition. Unless Warehouse and Symbotic Holdings elect to waive this condition, the Maximum Redemptions scenario set out in this section cannot occur.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock.

	Before the Business Combination				After the Business Combination
	Class A		Class B(10)		Assuming No Redemptions						Assuming Intermediate Redemptions						Assuming Maximum Redemptions
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class	Number of Shares Beneficially Owned	Percentage of Class	Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Class	Number of Shares Class V-1 Common Stock Beneficially Owned	Percentage of Class	Number of Shares Class V-3 Common Stock Beneficially Owned	Percentage of Class	Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Class	Number of Shares Class V-1 Common Stock Beneficially Owned	Percentage of Class	Number of Shares Class V-3 Common Stock Beneficially Owned	Percentage of Class	Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Class	Number of Shares Class V-1 Common Stock Beneficially Owned	Percentage of Class	Number of Shares Class V-3 Common Stock Beneficially Owned	Percentage of Class
Principal Shareholders:
SVF Sponsor III (DE) LLC (our Sponsor)(1)	1,040,000	3.1%	7,850,000	98.1%
SVF II SPAC Investment 3 (DE) LLC(2)	—	—	—	—
Directors and Named Executive Officers of SVF 3:
Ioannis Pipilis	50,000	*	—	—
Navneet Govil	62,500	*	—	—
Michael Carpenter	—	—	50,000	*
Michael Tobin	—	—	50,000	*
Cristiana Falcone	—	—	50,000	*
Directors and executive officers of SVF 3 as a group (5 individuals)	112,500	*	150,000	1.9%
Five Percent Holders:
Saba Capital Management, L.P. and affiliates(3)	1,799,192	5.4%	—	—
Richard B. Cohen(4)	—	—	—	—
David A. Ladensohn, as trustee of certain Cohen family trusts(5)	—	—	—	—
The RBC 2021 4 Year GRAT(6)	—	—	—	—
The RBC Millennium Trust(7)	—	—	—	—
Janet L. Cohen, as trustee of the RBC Millennium Trust(8)	—	—	—	—
Walmart Inc.(9)	—	—	—	—
Directors and Named Executive Officers of the Post-Combination Company
Richard B. Cohen(4)	—	—	—	—
Rollin Ford	—	—	—	—
Todd Krasnow	—	—	—	—
Vikas J. Parekh	—	—	—	—
Merline Saintil	—	—	—	—
Michael Rhodin	—	—	—	—
Thomas Ernst	—	—	—	—
Michael Dunn	—	—	—	—
Directors and executive officers of the Post-Combination Company as a group (8 individuals)	—	—	—	—

*	Less than one percent.
(1)

Our Sponsor, SVF Sponsor III (DE) LLC, is a wholly-owned subsidiary of SB Investment Advisers (US) Inc. (“SBIA US”). SBIA US is a Delaware corporation and an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Sponsor is exclusively responsible for making all decisions related to the acquisition, structuring, financing, and disposal of Sponsor’s investments. Voting and investment determinations with respect to securities held of record by Sponsor are made by the board of directors of Sponsor, which consists of Daniel Elefant and Jonathan Duckles. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Each of them disclaims any such beneficial ownership. The registered address of Sponsor is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808. The business address for SBIA US and SVF Investment Corp. 3 is 1 Circle Star Way, San Carlos, California 94070.

(2)

SVF II SPAC Investment 3 (DE) LLC (“SVF II”), the Forward Purchase Investor under the Forward Purchase Agreement, is a wholly-owned subsidiary of SVF II Holdings (DE) LLC. SoftBank Vision Fund II-2 L.P. is the managing member of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II. SB Global Advisers Limited (“SBGA”) has been appointed as manager and is responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II. Spencer Collins, Rajeev Misra, and Neil Hadley are the directors of SBGA. As a result of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by SVF II. Each of them disclaims any such beneficial ownership. The registered address for each of SVF II and SVF II Holdings (DE) LLC is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808. The registered address of SoftBank Vision Fund II-2 L.P. and SVF II Aggregator (Jersey) L.P. is c/o Crestbridge Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The business address of SB Global Advisers Limited is 69 Grosvenor Street, London W1K 3JP, England, United Kingdom.

(3)

Based solely upon information contained in the Schedule 13G jointly filed with the SEC on March 29, 2021 by Saba Capital Management, L.P., Boaz R. Weinstein and Saba Capital Management GP, LLC. The address of the business office of each of the foregoing reporting persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(4)

Richard B. Cohen may be deemed to beneficially own Class V-3 common stock owned of record by (A) the RBC 2021 4 Year GRAT, for which he serves as sole trustee, and (B) RJJRP Holdings, Inc., of which he is the President and Chief Executive Officer. Mr. Cohen disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The address of Mr. Cohen is c/o Symbotic, 200 Research Drive, Wilmington, MA 01887.

(5)

David A. Ladensohn is a long-time friend of Richard B. Cohen and may be deemed to beneficially own Class V-3 common stock owned of record by (A) the RBC Millennium Trust, for which he serves as co-trustee with Janet L. Cohen and may deemed to have shared voting and investment power, (B) the Jill Cohen Mill Trust, for which he serves as sole trustee, (C) the 2014 QSST F/B/O Rachel Cohen Kanter, for which he serves as sole trustee, and (D) the 2014 QSST F/B/O Perry Cohen, for which he serves as sole trustee. Mr. Ladensohn disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The address of Mr. Ladensohn is c/o Symbotic, 200 Research Drive, Wilmington, MA 01887.

(6)	The address of the RBC 2021 4 Year GRAT is c/o Symbotic, 200 Research Drive, Wilmington, MA 01887.
(7)	The address of the RBC Millennium Trust is c/o Symbotic, 200 Research Drive, Wilmington, MA 01887.
(8)

Janet L. Cohen is the wife of Richard B. Cohen and may be deemed to have beneficially ownership of Class V-3 common stock owned of record by the RBC Millennium Trust, for which she serves as co-trustee with David A. Ladensohn and may deemed to have shared voting and investment power. Ms. Cohen disclaims beneficial ownership of such securities except to the extent of her pecuniary interest therein. The address of Ms. Cohen is c/o Symbotic, 200 Research Drive, Wilmington, MA 01887.

(9)	The address of Walmart Inc. is 702 Southwest 8th Street, Bentonville, AR 72716.

(10)

Class B ordinary shares are referred to as “Founder Shares.” The Founder Shares will convert into Class A common stock of the Post-Combination Company in connection with the Business Combination on a one-for-one basis. Beneficial ownership of Class B ordinary shares reflected in this table has not been also reflected as beneficial ownership of the Class A ordinary shares into which such shares may be converted.

SVF 3’s Initial Shareholders, directors and officers beneficially own         % of SVF 3’s issued and outstanding ordinary shares as of the SVF 3 Record Date. Because of this ownership block, the Initial Shareholders may be able to effectively exercise influence the outcome of all matters requiring approval by our shareholders prior to the Business Combination, including the election of directors, amendments to our existing Articles and approval of significant corporate transactions, including approval of our initial business combination.

The holders of the Founder Shares and the Private Placement Shares have agreed (A) to vote any shares owned by them in favor of any proposed initial business combination and (B) not to redeem any shares in connection with a shareholder vote to approve a proposed initial business combination.

INFORMATION ABOUT SYMBOTIC

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “Symbotic” refer to the business of Warehouse Technologies LLC and its subsidiaries prior to the consummation of the Business Combination, which will be the business of the Post-Combination Company after the consummation of the Business Combination.

Company Overview

At Symbotic, our vision is to make the supply chain work better for everyone. We do this by developing, commercializing, and deploying innovative, end-to-end technology solutions that dramatically improve supply chain operations. We currently automate the processing of pallets and cases in large warehouses or distribution centers for some of the largest retail companies in the world. Our systems enhance operations at the front end of the supply chain, and therefore benefit all supply partners further down the chain, irrespective of fulfillment strategy.

Symbotic was established in December 2006 by our founder, Richard B. Cohen, to develop technologies to improve operating efficiencies in modern warehouses. Over the past 15 years, Mr. Cohen has invested over $700 million in developing the Symbotic platform and related applications, to create complete systems with the ability to fundamentally change how the supply chain functions. Symbotic’s intellectual property is protected by a portfolio of over 400 issued and/or pending patents.

Our revolutionary platform accelerates the movement of goods through the supply chain, improves SKU agility, fulfills orders with 99.9999% accuracy and does this all with less inventory and operating cost. The underlying architecture of our platform and applications differentiates our system from everyone else in the marketplace. The system uses high-speed, fully autonomous mobile robots that travel up to 25 miles-per-hour (mph), controlled by our A.I.-enabled system software, to move goods through our proprietary buffering structure.

Proprietary modular applications such as our inbound atomizing and outbound palletizing applications plug into to the Symbotic platform to achieve compelling, real world supply chain improvements at scale. Adding other Symbotic modular applications under development will allow our customers to support all omni-channel strategies, such as brick and mortar retail and e-commerce with in-store pickup or home delivery, from a single centralized warehouse/fulfillment facility.

Our systems vary in size and price. Systems can be as small as a single football field sized footprint (48,000 square feet) serving 25 or more stores and can scale to meet the needs of the world’s largest retailers. Our platform’s modular design and greater storage density enables installation in existing, and active warehouses, with limited interruption to ongoing operations.

Symbotic systems atomize inbound freight (divide it to a common unit), from pallets-to-cases and cases-to-items (currently in development), digitize the attributes of these units without re-labeling, and move the units to buffering in their original (or native) packaging with bottom lift technology on our autonomous mobile robots instead of re-transferring goods to trays, shuttles, or cranes. As the distribution center receives replenishment orders from stores, our autonomous robots retrieve the desired units in specified sequence to facilitate orderly fulfillment.

Fulfillment often incorporates our automated pallet-building application. This application builds pallets with goods ordered specific to a given store and store aisle to facilitate rapid and sequential provisioning of the goods from the pallets to a specific store’s shelves (known as store plan-o-grammed pallets). The application also builds the pallets with improved structural integrity, which in turn leads to denser, taller pallets that improve truck packing density while reducing product damage.

We believe that the global supply chain has reached a point of critical stress, driving an inflection in demand for warehouse automation across all industries. As the labor force shifts toward an older, more highly educated demographic, the warehouse labor pool is shrinking and becoming more expensive, while most well-located distribution centers are either operating manually or utilizing outdated, static mechanized conveyor systems. The dramatic growth in e-commerce has increased supply chain complexity by putting pressure on retailers to support multiple sales channels and orders of individual items in addition to cases and pallets. Meanwhile, consumer expectations have evolved to demand a larger variety of items to be delivered quickly and seamlessly. This has placed significant strain on the traditional supply chain and the people who support it. We help our customers to thrive in this increasingly challenging environment.

Our systems are actively deployed in the warehouses of a number of the world’s largest retailers including Walmart, Albertsons, Target, Giant Tiger and C&S Wholesale Grocers, which is one of the largest grocery wholesalers in the United States and an affiliate of Symbotic. We have spent significant time working closely with our customers to develop, test, and refine our technology, and our success has translated into a $5.4 billion contracted backlog to deliver systems from 2022 through 2028.

We believe the potential market opportunity for our systems is large and expanding. We are initially targeting the ten largest brick-and-mortar companies across five verticals: general merchandise, ambient grocery, ambient food distribution, consumer packaged food, and apparel. Based on identified North American warehouses of the ten largest companies in each of these five verticals, we believe that our strategically addressed market opportunity is approximately $126 billion. When considering deeper penetration in our initial verticals, adding additional adjacent verticals, and entering the European market, our total addressable market increases to $373 billion.

Industry Background

First Principles of the Supply Chain

The first principles of the supply chain are to align three mismatches that arise between producers and users of goods in a cost-effective manner. These three mismatches relate to the quantity, timing and location of goods and arise because a small number of producers concentrate resources to serve many consumers in the pursuit of economies of scale.

The first mismatch relates to the quantity of goods, as a relatively small number of producers generate a greater quantity of goods than any single consumer desires. The supply chain aligns this mismatch by “atomizing” (dividing into a common unit) production quantities into quantities desired by consumers, meaning pallets are atomized into cases, and then cases into individual items (known as “eaches”).

The second mismatch relates to the timing of when goods are produced versus needed. Producers generate goods continuously, but end users purchase and consume goods at a much slower or cyclical rate. This mismatch is aligned by what is known as “buffering” (storing goods in inventory), achieving an effect between producer and user that is like the way a water reservoir manages variation between precipitation and household water consumption.

Location is the final mismatch, as goods are needed at the point of consumption rather than the point of production. Thus, movement of goods is a critical function of the supply chain.

Types of Warehouses

Modern warehouses are a node in the supply chain where atomizing, buffering and movement activities align these mismatches. Two common types of warehouses are distribution centers and e-commerce fulfillment centers. Finished goods from manufacturers almost always enter the supply chain packaged in either pallets or cases, and flow downstream to end users. Since our systems automate pallet-to-case activities up stream in the supply chain, our systems benefit all downstream users throughout the supply chain. With this advantage, and because the majority of supply chain cost resides in the distribution center, it is easier to integrate systems downstream, rather than upstream (see “Our Competitive Strengths”).

	Distribution Centers	E-Commerce Fulfillment
Flow of Goods	Upstream >>>>>>>>>>>>>>>>>> Downstream
Typical Function	Atomization and buffering between producers and next node	Items selection Packing and shipping
Typical Location	Rural, Suburban	Suburban, Urban
Common Fulfillment Unit	Pallets, Cases	Items/Eaches
Optimized for	Low cost per case	Speed of fulfillment & delivery
Volume	High	Low to moderate
SKU count/variety	Low to Moderate	High

Current supply chain operations are generally manual, inflexible, expensive, require significant investments in inventory, and require goods to be manually handled multiple times before being shipped to stores or consumers. The supply chain is expensive because it tends to be slow, labor intensive and leads to significant damage and waste. In a typical supply chain operation, single-SKU pallets are delivered to a distribution center where hundreds, or thousands, of people are required to move and store pallets of goods, select individual cases from them, combine those individual cases into either store-ready pallets or, in the case of e-commerce fulfillment, unpack those cases so that individual items can be stored in totes or other storage structures before selecting and combining individual items for individual customer order fulfillment. Even mechanized warehouses require significant human intervention, are very inflexible and face disruption from numerous single points of failure. These factors contribute to high maintenance costs and damage, resulting in limited total cost savings.

Retail and Supply Chain Trends

Several trends within the retail industry and the supply chains that serve them have exacerbated the costs and inflexibility of today’s supply chains:

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Labor Scarcity and Cost—As the labor force matures and becomes more highly educated, warehouse labor is becoming increasingly scarce and expensive. According to InsightQuote’s 2021 Warehousing & Fulfillment Costs & Pricing Survey, average salaries for warehouse management increased to nearly $56,000 in 2021, up 18% from approximately $47,500 in 2017, and average wages for warehouse staff in the U.S. increased to $14.00 per hour in 2021, up 22% from $11.44 per hour in 2017. Transportation, warehousing and utilities employment turnover increased 48% from 2016 to 2020, compared to a 35% increase for all workers during the same timeframe, according to the U.S. Bureau of Labor Statistics.

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Omni-Channel Strategies—As online shopping has become more popular with consumers, brick-and-mortar retailers must support multiple distribution channels: traditional brick-and-mortar, online with home delivery, buy online pick up in store (BOPIS), as well as support for channel-related reverse logistics. Not only does the growth of distribution channels increase complexity, but the e-commerce channel itself is more complex than traditional brick-and-mortar because of the need to deliver a continuously changing and increasingly diverse range of items to a broader range of locations, faster and in an increasing variety of ways.

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Growing Consumer Expectations and SKU Proliferation—The internet has made the world’s goods available to more consumers, so now shoppers expect retailers to offer increased product diversity. At the same time, manufacturers continue to adopt mass personalization product strategies, adding to a growing number of new SKUs and accelerating the frequency and speed of SKU transitions. These trends require retailers to find a way to efficiently store, handle, and make available a wider variety of SKUs while managing seasonal and geographic variability. This requires either a greater number of specialized supply chain processes or greater flexibility of existing processes.

Existing warehouse automation systems are largely engineered to solve single challenges in the supply chain with discrete applicability focused on a particular niche in the warehouse automation value chain (for example, specific pick and pack / e-commerce fulfillment robotics) or are older manufacturing technologies that serve to automate high-volume, lower-value repetitive tasks (such as conveyer belts and sensors). We believe the Symbotic system is unique in its ability to serve as a comprehensive end-to-end warehouse automation system.

Advances in Core Technologies

We benefit from advances in robotics, sensors, visual systems, processing power, machine learning and artificial intelligence that have been developed and commercialized over the last decade. For example, we are beneficiaries of the tens of billions of dollars that have been invested in attempts to advance autonomous vehicle technology.

Symbotic Platform Overview

Reasoning from first principles, we have re-conceived the purpose and needs of the supply chain. From that perspective, we have completely re-designed and re-engineered the warehouse, unencumbered by legacy thinking and the resulting narrowly targeted technologies aimed at reducing fragments of cost in the warehouse.

Our systems manage every aspect of warehouse logistics, from the time merchandise is off-loaded from a producer’s truck or container until that merchandise is ready to be delivered to a store, pick-up location or individual. Our platform has an approximate useful life of 25 to 30 years and is so space efficient that it can be installed in phases in operating distribution centers with minimal impact to operations. The platform is composed of atomizing robotics, a buffering structure, autonomous mobile robots that handle product, robotic palletizing cells and software that coordinates and optimizes the movements of all these systems to maximize the throughput of goods while reducing cost of the system.

Unique Platform Architecture

Our innovative platform architecture differentiates our system from alternative warehouse systems. Eight pillars of that architecture combine synergistically to deliver the benefits of our systems. Those pillars are:

•	A.I.-Powered Software: Our platform is enhanced by our A.I.-powered autonomous hardware and system software.

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Atomizing: Atomizing goods is the process of dividing quantities of goods to the lowest common fulfillment unit (e.g., from pallets-to-cases and cases-to-items). Our platform atomizes incoming pallets to the case level and handles those original (or “native”) cases throughout our system. We are prototyping the ability to atomize cases to the item level to handle toted items in our platform just like we currently handle cases which would allow both cases and toted items to be integrated into a single platform. Competing warehouse systems handle pallets and more frequently partial pallets of goods. Pallets and partial pallets represent an increased level of on hand inventory and partial pallets leave unused volume within the warehouse. Volume adds expense because it has its own cost and because volume adds movement distance, slowing down the transport of goods through the supply chain. By managing goods at the case and toted item level, rather than at the pallet level, our systems remove unused space from the distribution center, allowing merchandise to be stored more densely and increasing the speed of product throughput. These space saving efforts are increased by the storage density of our platform, which allows us to retrofit our systems into our customers’ existing warehouse operations without interrupting ongoing supply chain operations or requiring capital to build new greenfield warehouse space.

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Randomizing: Our platform function is analogous to that of a random-access computer hard drive. By effectively “digitizing” each individual case and toted item and spreading them throughout the buffering structure, we create optionality for our picking and routing optimization algorithms. Merchandise is opportunistically placed throughout the buffering structure, similar to the way a random-access hard drive handles data. This minimizes movement to increase throughput, enhance SKU agility and reduce the number of autonomous mobile robots required to distribute product.

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Autonomous Movement: Fully autonomous mobile robots allow our systems to have superior flexibility, speed, mobility and inventory handling capabilities. Like fully autonomous cars operating in a smart city, our robots operate independently but act collectively to transport, sequence, and move cases through a warehouse. Our algorithms consider robot proximity, travel distance and other factors to solve for optimal overall performance while dynamically adjusting as anomalies arise. In addition, because each robot can travel anywhere in a two-dimensional plane and moves like a car that can make radius turns, our robots are comparatively fast, traveling up to 25 miles-per-hour (mph). Faster movement enhances throughput and efficiency by clearing aisles more quickly and allowing for more storage and retrieval transactions per hour compared to tray, shuttle or crane-based systems. Finally, our use of automation and software means our systems can approach true “lights-out” operation (100% up-time with zero human intervention).

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Original (Native) Package Handling: In our current applications, we handle cases by lifting them from the bottom using an automated fork system. This approach allows our platform to manipulate a wide range of case sizes, types and weights in a variety of packaging formats. This allows our platform to handle and be configurable to a wider range of goods and verticals. Unlike some of our competitors, we do not handle goods with grippers, which can crush products, or suction cups, which can drop goods. We also do not transfer goods to standardized trays, eliminating this additional handling of goods. Instead, bottom-lift handling reduces case damage and system rejection rates, thereby decreasing waste and cost.

•	End-to-End Integration: By being an integrated end-to-end system, we are able to comprehensively change a warehouse and a customer’s supply chain to maximize its efficiency.

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System-of-Systems Design: Our system-of-systems architecture philosophy eliminates single points of failure, enhancing system resiliency. Utilizing a redundant array of autonomous robots, lifts and inbound and outbound palletizing systems allows any part of our system to assume the task load of another system part, in the event any sub-system ever fails. In addition, our hardware and software systems are engineered for rapid serviceability utilizing field replaceable components wherever possible.

•	Scalable Modularity: Our architecture is highly modular and scalable, allowing us to install our systems in existing warehouse facilities while achieving full performance benefits. We are also able to install our systems in phases, allowing the existing warehouse facility to continue to operate while the transition to our systems is underway. Finally, we can easily reconfigure and expand our systems to accommodate SKU proliferation as our customers’ needs and strategies evolve.

Platform Functional Flow Overview

Generally, manufacturers create their products in batches by SKU (Stock Keeping Unit, or individual type of item, like cans of chicken noodle soup). Manufacturers then aggregate and package the goods in manageable quantities for efficient and safe shipping. Usually, products are batched in cardboard or plastic cases. Cases may then be stacked on 4-foot by 4-foot pallets as high as safely possible and then shrink-wrapped so the pallets retain integrity while in transit and the goods can be transported without damage.

A pallet may commonly contain anywhere between 40 and 120 cases depending on the size and weight of the product inside and, therefore, could contain dozens to hundreds of individual items that will ultimately be sold to consumers. Some manufacturers produce homogeneous pallets with one SKU. Others may combine multiple SKUs on heterogeneous pallets if the cases are the same size and the manufacturer is able to do so efficiently in their production process.

Other products may be shipped un-palletized because a manufacturer does not produce or sell enough of one item to make full pallet shipping efficient. Products may also travel through the supply chain unpalletized because the goods have been combined with other products for more efficient shipping. This often happens for products coming from international destinations given the desire to fill a shipping container with multiple items and/or from multiple manufacturers to reduce overall shipping costs. Un-palletized products generally come stacked randomly in a truck trailer or shipping container.

Symbotic’s system can uniquely handle homogeneous and heterogeneous palletized and un-palletized products.

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Palletized Inbound: When palletized product reaches a warehouse, the pallets are placed into our automated system where our large de-palletizing robots use state of the art vision technology and our proprietary end-of-arm tools to pick up entire layers of product and transfer them to our “singulating” robots. Our singulating robots also use vision technology and other proprietary end-of-arm tools to orient each individual case optimally for storage and handling in the system’s buffering structure. The cases then enter the scan tunnel.

•	Other Inbound: When unpalletized product reaches our system, the individual cases enter the scan tunnel just like palletized inbound product.

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Scan Tunnel: On the way to the buffering structure, each case proceeds through a short scan tunnel where we use vision technology and sensors to “digitize” the dimensions and attributes of each inbound case. Simultaneously, the system performs an integrity check of the case to screen for damage. Case damage can compromise the movement of the goods through our system, and it may indicate damaged product inside the case. Any case that our system determines is non-conforming or damaged is rejected by the system. An associate will either repair the case before re-induction into the system or reject the damaged goods.

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Buffering Structure: The buffering structure of our platform, where goods are placed, stored, and retrieved, is composed of a number of levels stacked on top of each other. Each level is approximately three feet tall, allowing a typical thirty-two-foot-tall warehouse to have ten levels of storage for optimized space utilization. Each individual level has a transfer deck that spans the width of the structure and connects several dozen aisles that extend horizontally at a 90-degree angle from the transfer deck. This gives us approximately 200,000 linear feet of storage in our average sized platform. The levels are connected vertically by a series of lifts.

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Lifts: Upon exit from the scan tunnel, the case moves to a collection of lifts that function like a bank of elevators in a building. Simultaneously, our A.I.-enabled software determines the optimal randomized location in the structure for storage of that case. When a case reaches the lift to which it is assigned, the lift extends its finger lift system and picks up the case. The lift then brings the case to the appropriate level in the structure and places it onto a buffer shelf where the case will be picked up by a Symbot. The Symbot will then bring the case to the aisle storage position for that level.

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Symbots: Symbots are our fully autonomous mobile goods handling robots. They are powered by rapid-charging ultracapacitors, so charging takes a matter of seconds as the Symbots drive over charge plates integrated into the floor of the buffering structure. This eliminates the need for Symbots to come out of service for charging, allowing them to operate all day for weeks at a time. If required, an individual Symbot can be removed from the system by remote instruction when it needs maintenance. Our Symbots are interchangeable and hand off tasks to other Symbots in a live operating system without productivity loss should a Symbot need maintenance.

The Symbots lift each case from the bottom using fingers that extend under the case, rather than gripping and pulling, enabling case handling without the need to put them on trays. Trayless handling allows us to store cases randomly throughout our storage structure within five millimeters of another case.

The Symbot picks up a case from the lift and enters the transfer deck on its way to the appropriate aisle. The Symbots are routed by our proprietary artificial intelligence software to the aisle and location where a case is to be placed. Once in the appropriate aisle, the Symbot accelerates rapidly up to 25 mph towards the specific location where it has been instructed to place the case.

When the Symbot reaches the appropriate placement location it extends its finger lift system and places the case on the aisle position and is ready for its next task. In a typical size and configuration system, a Symbot can reach any location in our structure and return to our inbound or outbound cells in under four minutes.

Retrieving a case is simply the reverse process of placing a case.

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Outbound: Our outbound lifts retrieve cases delivered by Symbots and transfers them to the outbound level of the system. Our software utilizes the Symbots and lifts to sequence cases in an optimal order for outbound processing. A typical system creates what we call a “rainbow pallet” comprising a variety of different products and SKUs. Our system can also create a rainbow pallet based upon a customer’s store plan that contains products for a specific store aisle, which can be delivered directly from a truck to the end of an aisle so that store employees can unpack the cases from the pallet and replenish shelves quickly and reduce store labor costs.

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Palletizing: Our system uses AI-based software that enables us to palletize cases using two robotic arms on opposite sides of a pallet. These two robotic arms work together placing a case onto a pallet in less than three seconds.

Our Competitive Strengths

Our people, technologies, and experience, underpinned by decades of leadership in supply chain operations and innovation provide us with significant advantages over our competitors. Specifically, we benefit from the following competitive advantages:

Experienced, Founder-Led Leadership Team

Symbotic is a founder-led company. Our Chairman, Chief Executive Officer and significant shareholder, Richard B. Cohen, started Symbotic in 2006, to develop advanced technologies to make the supply chain work better for everyone. This vision was inspired by Mr. Cohen’s experiences building C&S Wholesale Grocers.

Mr. Cohen is an accomplished business builder, as evidenced by his helping lead sales growth at C&S Wholesale Grocers from $14 million in 1974 to $27 billion in 2018. Effectively running warehouse operations for the low margin grocery industry, Mr. Cohen has been building, running and innovating warehouses for two generations. We believe our Founder’s deep industry and operational expertise is a core competitive advantage for Symbotic.

Mr. Cohen has built a team of experienced board members and executives with a diverse range of technology expertise acquired at industry leading companies and institutions such as Amazon, Bose, Flex, Fortna, IBM, Intuit, iRobot, Manhattan Associates, MIT, Netezza, RealPage, SoftBank and Tesla.

Unique Team Culture

Our team has harnessed first principles thinking to help us understand complex systems like supply chains and automation in simple, elemental ways. This approach unburdens our creativity from the constraints of legacy problem solving. First principles thinking also leads us to constantly question our established approaches to problems, freeing us to invent new technologies to improve the supply chain. Approximately half of the Symbotic team is composed of software, mechanical, electrical and systems engineers and scientists who have been conducting research and development focused on our core technology. As a result, we have developed or created a significant amount of intellectual property protecting our core technology, including a patent portfolio with over 400 patent filings.

First Mover Advantage with Differentiated Platform Architecture

We believe we have developed highly unique platform architecture utilizing fully autonomous robots, at scale and in real world supply chain applications. The advantages of this approach are so compelling, as quantifiably measured by performance data in real world applications, that we believe our approach can become the de facto standard approach for how warehouses operate.

Superior System Return on Investment

Because of the quantifiable metrics related to our platform, our systems can provide our customers with a rapid recovery of investment costs and a compelling return on investment.

•  Superior Product Throughput: The high density of our platform, the optimized and randomized storage of our architecture, and the speed and agility of our autonomous mobile robots minimizes movement to increase throughput, enhancing SKU agility and reducing the number of robots required to distribute product.

•  High Density System & Storage: Partial pallets represent an increased level of on hand inventory and leave unused volume within the warehouse. Volume adds expense because it has a storage cost and adds movement distance that slows down the movement of goods through the supply chain. By managing goods at the case and tote level, rather than at the pallet level, our systems remove unused space from the distribution center, store merchandise more densely and increase the speed of product throughput.

•	No Compromise Retrofit: The modularity and scalability of our systems allows us to install our systems in existing warehouse facilities while achieving full performance benefits. We are also able to install our systems in phases, allowing the warehouse facility to continue to operate while the transition to our system is underway. Finally, we can easily reconfigure and expand our systems to accommodate SKU proliferation as our customers’ needs and strategies evolve.

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Inventory Reduction & SKU Agility: The accuracy, throughput speed and density of our platform allow our customers to achieve a higher level of availability and a wider range of SKU variety with less inventory.

•	Fulfillment Accuracy: Our digitization strategy, artificial intelligence enabled store/retrieve software and other automated systems contribute to the 99.9999% fulfillment accuracy of our platform.

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System Resilience: Our system-of-systems architecture philosophy eliminates single points of failure, enhancing system resiliency. Utilizing a redundant array of autonomous robots, lifts and inbound and outbound palletizing systems allows any part of our system to assume the task load of another system part, should any sub-system ever fail. In addition, our hardware and software systems are engineered for rapid serviceability utilizing field-replaceable components wherever possible.

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System Scalability: Our platform can be scaled to fit the needs of our customers and scale of their facilities. We are also able to install our systems in phases, allowing the warehouse facility to continue to operate while the transition to our systems is underway. Finally, we can easily reconfigure and expand our systems to accommodate SKU proliferation as our customers’ needs and strategies evolve.

Remaining Performance Obligations (“Backlog”)

As of September 25, 2021, Symbotic had a $5.4 billion backlog of orders from its customers, of which approximately 8% is expected to be recognized as revenue in the following twelve months.

The backlog is largely structured on a cost-plus fixed profit basis. This allows Symbotic to maintain its gross profit targets even in times of high inflation or supply chain related price increases. For example, in most cases rising integrated circuit chip costs or increases in steel prices are passed on to the customer, preserving Symbotic’s gross profit.

Our significant contracts do not contain termination for convenience clauses. Outside of insolvency, or specific change in control provisions, most of our backlog can only be terminated if Symbotic does not deliver the systems ordered at their defined performance standards, which we believe to be unlikely. In addition, because our systems significantly reduce our customers’ costs, contract termination by our customers would be costly and disruptive, enhancing our ability to retain our customers.

Backbone of Commerce

Our expertise has been established at the front end of the supply chain because our systems “handshake” directly with producers and manufacturers who are the first node in the supply chain. We describe our platform as the backbone of commerce, because with our optimized case handling capability, all downstream nodes in the supply chain benefit. This means our systems have a strategic level impact for our customers and are mission critical for daily operations, that we believe will result in high rates of customer retention.

We are also prototyping a full-scale, individual unit handling application, that can be integrated into our case handling platform, and be installed in the distribution center. We believe this capability is unique and will drive stronger supply-chain efficiency through reduced handling and the ability to buffer inventory at either the precise unit, or case count.

We believe our competitive positioning is highly differentiated because our upstream expertise facilitates our integration with other downstream applications, including our own in prototype development. Our systems reside upstream in the supply chain from systems for e-commerce fulfillment centers. Our competitors have not established automated case level buffering infrastructure or distribution center expertise, making their upstream integration significantly more challenging than our downstream integration.

Our Market Opportunity

We define our primary strategically addressed market as the total potential spend on our systems over the next 15 years for U.S. warehouses in the general merchandise, ambient grocery, ambient food distribution, consumer packaged food, and apparel verticals. We estimate the size of our initial strategically addressed market to be $126 billion based on the number of warehouses in each of those verticals, our estimates of the percent of warehouses in each vertical that are addressable (over 1,500), and the expected average price of our system and associated recurring revenue.

We estimate that there is an additional $112 billion in market opportunity from our secondary verticals (non-food consumer packaged goods, home improvement, auto parts, third-party logistics, and refrigerated and frozen foods), implying a $238 billion total addressable market in the United States.

Over time we plan to expand beyond our primary and secondary target verticals, into additional verticals such as pharmaceuticals and electronics. To capture the size of this broader market opportunity, we estimate the size of these additional verticals in the United States at an additional $51 billion (using the same methodology we use for our primary and secondary verticals).

We also plan to expand to Canada and Europe, so we define our total addressable market as our total U.S. market opportunity of $289 billion plus our market opportunity in Canada and Europe, which we estimate to be an additional $83 billion. This implies a total addressable market of $373 billion (over 6,500 distribution centers). To estimate our market opportunity in foreign countries, we currently exclude Asia, but for the remaining countries we assume the number of warehouses in each country relative to the number of warehouses in the U.S. is proportionate to their relative GDPs. We then multiply the resulting number of warehouses by our estimate for the percent of those warehouses that are addressable and by our estimate for the average price of our system and associated recurring revenue outside the U.S.

Our Growth Strategy

The key elements of our strategy for growth include the following:

•

Further penetrate existing customers’ operations: Our existing customers are large companies, many of which have thousands of stores and hundreds of warehouses and distribution centers. Under our current contracts with these customers, we are fully converting a portion of these customers’ distribution centers in the United States. We fully expect that the value these customers receive in the contracted distribution centers will translate to winning full deployments at the remainder of their distribution centers and therefore, we expect to grow our market share.

•

Win additional customers in existing verticals: Given the size of our primary serviceable addressable market relative to the size of our current customer base, there is significant room for us to expand within existing verticals. We have numerous other potential customers in various stages of the sales cycle and expect to win new customers in our existing verticals.

•

Expand into new verticals: We believe that every vertical that involves the physical distribution of goods through a distribution center is a potential customer. We currently have the intention and technological capability to expand to the non-food consumer packaged goods, auto parts, and third-party logistics verticals. Additionally, as we build out our refrigerated and frozen capabilities, we intend to expand to the refrigerated and frozen foods verticals.

•

Expand product offerings: We intend to expand our product suite to increase our potential value to existing customers and to attract new customers. For example, by building out our integrated item handling application, we can help our existing customers manage an increasing variety of SKUs and optimize their e-commerce operations. We can also increase our appeal to pure-play e-commerce retailers. Because our Symbotic platform is designed to integrate such third-party applications, we also are exploring opportunities to expand our product suite through partnerships, investments in companies and acquisitions. Finally, we are exploring new business models, specifically by adding reverse logistics and warehousing-as-a-service offerings.

•

Geographic Expansion: Working with our existing customers and by adding new customers, we intend to expand our operations beyond the United States and Canada. We are currently evaluating opportunities in Europe, Latin America, and the Middle East.

Competition

Most of our target market currently relies on conventional manual and semi-mechanized systems that are labor intensive. There are several point solutions available in the market that automate certain components of the warehouse or distribution center, but few offer end-to-end systems. Those that do typically require a significant greenfield real estate investment.

Some point solutions such as specific goods-to-people robotics or pick and pack robotic arm solutions address only specific supply chain functions but do not maximize the efficiency of the supply chain as a whole. These solutions also must be integrated with other disparate technologies, which often comes at significant cost and time and adds latency to operations.

Those companies that do offer end-to-end systems, most notably Witron, Honeywell, Dematic, Vanderlande, SSI Schaefer and Swisslog, have systems that are composed of a disparate set of mechanically complex point solutions, with numerous single points of failure. These systems are challenging to implement and expensive to adapt to changing customer needs and SKU variation. Even these end-to-end mechanical systems require significant manual labor. They are frequently based on pallet and partial pallet storage techniques, requiring additional inventory and warehouse space.

There are also systems such as Amazon Kiva, Exotec, Ocado, and AutoStore that focus exclusively on individual order fulfillment. We do not consider these to be direct competitors at present because we are focused initially on fulfillment to physical stores; however, they will potentially become partners or competitors as we expand into e-commerce, or if they expand to brick-and-mortar retail. Today, however, these four companies focus primarily on e-commerce, lack case picking technology, and therefore cannot support large retailers with both online and offline operations.

Customers

We have a strong blue chip customer base that includes some of the world’s largest retailers, including Walmart, Albertsons, Target and Giant Tiger, and our affiliate, C&S Wholesale Grocers, which is one of the country’s largest wholesaler grocers.

Since inception, our customers have ordered approximately $5.8 billion of systems from us, and as of September 25, 2021, we had orders of approximately $5.4 billion in backlog that we expect to deliver and install over the next seven years.

Products

Our system is typically sold in three parts: the initial system sale, an annual software license subscription, and ongoing support services. The Symbotic system is a modular, highly configurable capital asset purchase that we sell to our customer in the year of deployment. Then over the remaining system life, which is typically 25 years, we charge an annual software and support subscription fee that is required to use the Symbotic system. We also provide ongoing maintenance services and parts. Finally, we provide training and system operation until the customer assumes operational duties. Our typical deployment model is to install the system over a period of six to twelve months, operate the system for a limited time, and then transfer daily operation to the customer.

Omni-Channel Application

We are currently prototyping, in one of our customer’s operating distribution centers, an application that integrates an additional application for the Symbotic platform, called Omni-Channel. This application atomizes cases to the item level and handles totes filled with multiple items just like we handle native cases. This novel application creates an environment in which both cases and toted items can be handled and shipped from a single platform. We believe this provides a significant step forward in our ability to provide an integrated omni-channel platform.

System deployments

Symbotic is an end-to-end automated system for product distribution at the heart of the supply chain. We have spent 15 years working at the confluence of product manufacturing and retail distribution to produce a fully automated system that allows more efficient handling, storage, selection, and transportation of goods once they are placed into the supply chain by manufacturers. We have accomplished this by combining “smart” software with “smart” hardware such as our autonomous mobile robots. The power of our system is that the components of the platform and applications work together in one system-of-systems to provide the results our customers experience.

Technologies

Our technologies fall into two categories: (1) platform and applications software; and (2) hardware, which includes firmware related to the operation of that hardware.

Software

•

A.I.–Enabled Software: Our systems utilize artificial intelligence technologies in a variety of ways to dynamically achieve optimal performance and improve over time. For example, our platform can independently determine the best locations to buffer inventory in the structure to improve outbound efficiency. In addition, the software enables our autonomous robots to independently place and retrieve various sizes of packages with different package material, make corrections to account for product movement, and efficiently navigate through our platform to complete the system’s objectives in the shortest amount of time and at the lowest cost. Our software also dynamically responds to changes in inventory availability to fulfill customer orders on time.

By using machine learning and A.I. tools to process all the data our system is generating, our system is improved by the tasks it performs. This helps us to develop algorithmic innovations that further improve system performance over time.

•

System Manager: The System Manager module of our software stack balances work across the inbound and outbound cells of our platform. It does this by managing inbound inventory and inventory levels in the buffering structure against fulfillment orders, optimized to fulfillment gate times. The System Manager module also creates the pallet build plan based on a variety of factors including the aforementioned inventory levels, but also store and aisle specific plan-o-grams, pallet structure and even more granular criteria such as isolating hazardous products that require special handling.

•

Storage & Retrieval Engine: Our Storage and Retrieval Engine coordinates the mechanical components (or assets) within our platform such as our autonomous robots, buffer shelves and lifts. It also determines, orders, and assigns all the tasks to performed by the system. Finally, the engine manages the safety systems within the platform by monitoring physical access and related zonal lockouts.

The engine builds a put-away task list as goods are received that is based on a put-away optimization which determines the optimal placement of goods within the buffering structure. Simultaneously, the engine builds a retrieval task list based on fulfillment requests.

Next, the location and status of every platform asset and every case of goods is evaluated, and mobile robot routes are assigned to optimally perform all the put-away and retrieval tasks.

Since the flow of goods through our platform is highly dynamic and related parameters are constantly changing, the engine reoptimizes every task that needs to be completed multiple times per second. The re-optimization is based on the supply of goods on hand, the location of those goods and the assets available within the buffering structure. Tasks may then be reassigned, and the routes of the mobile robot recomputed.

•

Real-Time Data Analytics Software: Our proprietary software aggregates and synthesizes system data to provide real-time analytics and actionable insights regarding inventory levels, system throughput, accuracy, and performance. We also collect and analyze real-time data on various systems throughout the platform to evaluate system health, predict maintenance needs, and as a result maintain a high level of system performance.

Hardware

•

Intelligent Autonomous Mobile Robots: Our intelligent, autonomous mobile robots utilize a suite of sensors to handle cases and locate, retrieve, and transport approximately 80% of the SKUs in our customers’ facilities at speeds of up to 25 mph (10 times faster than the average human) with 99.9999% accuracy. Our newest version of these robots uses vision technology in addition to our autonomous routing algorithms (described above) to achieve optimal speed, safety, and routing.

•

A.I.-Powered De-Palletizing Robotic Systems: Our proprietary de-palletizing robotic end of arm tools, coupled with our A.I. and state-of-the-art vision enhanced robotic arms de-palletize up to 1,800 cases and 200 SKU layers per hour. In the de-palletization process, we scan each case to create a digital model of every case, including, among other things, its size, stability, and density that enables our A.I. software to optimize storage, retrieval and palletizing for distribution to stores based upon an individual case’s characteristics. Our software also analyzes the structural integrity of a case during the de-palletization process to understand whether it needs to be rejected or repaired rather than inducted into the system to improve system performance and optimize inventory in the system.

•

A.I.-Powered Palletizing Robotic Systems: Using proprietary A.I.-powered software, state-of-the-art vision enhanced palletizing robotic arms and our patented end of arm tools we combine multiple SKUs into aisle-ready pallets that significantly reduce in-store labor costs for our brick-and-mortar customers while maximizing pallet capacity and throughput. Our palletizing robotic application uses two robots simultaneously to palletize product rapidly and efficiently.

Research and Development

Our technology is underpinned by over $700 million invested in developing the Symbotic platform, and is protected in part by over 400 issued and/or pending patents. Our engineers have extensive robotics and software experience and have been working on our product portfolio for over 15 years. We conduct our research and development in our headquarters, based in Wilmington, Massachusetts as well as at our Canadian headquarters in Montreal, Quebec.

Our research and development activities currently include programs in the following areas:

•

Expand the capabilities and improve our technology: We aim to continuously advance our hardware and software development to offer better solutions to our customers that benefit their needs. Specifically, we intend to continue innovating our robust A.I.-enabled robots alongside our proprietary software to continue to help our customers optimize operational efficiency.

•	Expand system offerings: As our existing customers’ needs shift and expand, we will be innovating, evolving and being flexible. We will continue to innovate our existing systems as well as introduce new offerings in specific areas for which we do not have a solution, such as tailoring our platform to handle non-ambient foods. This will not only allow us to deepen our penetration within existing customers, but also grow our customer base in adjacent applications.

Sales and Marketing

We go to market via a direct sales model. Given the size, complexity and value of our technology system, our sales to date have come from long-term discussions between our management team and senior-level executives with our current customers. We intend to accelerate our sales cycle as we begin to expand our marketing efforts and transition from a small number of very large transactions to more widespread adoption of our technology systems.

Manufacturing and Suppliers

We operate two manufacturing centers with co-located engineering support in Wilmington, Massachusetts, and Montreal, Quebec. Our Wilmington facility assembles our fully autonomous mobile robots while our facility in Montreal assembles de-palletizing and palletizing robotic cells. Both facilities use Oracle NetSuite for procurement, and to track & control production. Each factory is roughly 40,000 square feet in size and is staffed with a mix of permanent and temporary employees to manage peak production and can operate on two shifts. To increase production, we intend to increase utilization of our installed manufacturing capacity, as well as continue partnering with subcontractors to take on an increasing amount of production.

We purchase a variety of components from a variety of vendors to assemble our autonomous robots. We also purchase lifts, fixed place robots, conveyors, and steel racking equipment from a wide range of vendors to complete our systems.

Intellectual Property

Our ability to drive innovation in the robotics and A.I. automation markets depends in part upon our ability to protect our core technology and the intellectual property therein and thereto. We seek to protect our intellectual property rights in our core technology through a combination of patents, trademarks, copyrights, and trade secrets. This includes the use of non-disclosure and invention assignment agreements with our contractors and employees and the use of non-disclosure agreements with our customers, vendors, and business partners. Unpatented research, development, know-how and engineering skills make an important contribution to our business and core technology, but we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding our intellectual property. As of September 25, 2021, we had 275 issued patents in 11 countries and an additional 144 patents pending worldwide. Our issued patents are scheduled to expire between October 2021 and December 2040.

Employees and Human Capital Resources

Our employees are critical to our success. As of September 25, 2021, we had approximately 800 full-time employees, including approximately 620 based in the United States. Approximately 55% of our employees work in our offices in Wilmington, Massachusetts and Montreal, Quebec. However, due to the nature of the COVID-19 pandemic, many in our workforce have been and continue to work remotely. The remainder of our employees install, commission, operate or maintain our systems at customers’ facilities. We also engage consultants and contractors to supplement our permanent workforce on an as needed basis.

A significant proportion of our employees are engaged in engineering, research and development, and related functions. We have been investing in our people for over a decade and our team possesses decades of combined technical and engineering experience, with a majority of our full-time employees holding technical degrees and a substantial portion of our total employee base holding advanced degrees, including numerous PhDs in engineering.

We consider our relationship with our employees to be in good standing and have yet to experience any work stoppages. None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. The principal purposes of our incentive plans are to attract, retain and motivate selected employees and consultants through cash and stock performance rewards and other benefits.

Facilities

Our corporate headquarters is in an approximately sixty-six thousand square foot facility that we lease in Wilmington, Massachusetts. The lease expires in May 2025, and we have the option to extend for an additional five-year period. Our other leased facilities are summarized below. We believe that our leased space is adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

Location	~Size (sq. ft.)	Lease Expiration	Purpose
Wilmington, MA (Main)	66,000	May 2025	Headquarters, R&D & Admin
Wilmington, MA	125,000	December 2025	Innovation Center, Manufacturing & Testing
Montreal, QC	48,000	June 2026	Canadian HQ & R&D
Montreal, QC	41,000	June 2026	Manufacturing & Testing
Birmingham, AL	93,000	June 2022	Inventory Management
Douglas, GA	26,000	December 2022	Inventory Management

Government Regulations

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur costs to monitor and take actions to comply with governmental regulations that are applicable to our business, which include, among others, laws, regulations and permitting requirements of federal, state and local authorities, including related to environmental, health and safety, anti-corruption and export controls.

Environmental Matters

We are subject to domestic and foreign environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities, operation of our systems and the disposal of our systems. These laws and regulations govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees.

Export and Trade Matters

We are subject to anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control and export controls administered by the U.S. Department of Commerce, we are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea and the Crimea Region of Ukraine. In addition, our systems may be subject to export regulations that can involve significant compliance time and may add additional overhead cost to our systems. In recent years the United States government has a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance thereunder have imposed additional controls and may result in the imposition of further additional controls, on the export of certain “emerging and foundational technologies.” Our current and future systems may be subject to these heightened regulations, which could increase our compliance costs.

See “Risk Factors—We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations and could face criminal liability and other serious consequences for violations, which could adversely affect our business, financial condition and results of operations” for additional information about the anti-corruption and anti-money laundering laws that may affect our business.

Legal Proceedings

We may be subject from time to time to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief. We intend to recognize provisions for claims or pending litigation when we determine that an unfavorable outcome is probable, and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

See “Risk Factors—Any future litigation against us could be costly and time-consuming to defend.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF SYMBOTIC

The following selected historical consolidated financial information for Symbotic set forth below should be read in conjunction with “Symbotic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Symbotic’s historical consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.

The selected historical consolidated financial information presented below for the years ended September 25, 2021, September 26, 2020 and September 28, 2019, and the selected consolidated balance sheet as of September 25, 2021 and September 26, 2020 have been derived from Symbotic’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$251,913	$92,086	$100,123
Gross profit (loss)	10,447	(18,930)	(19,964)
Operating loss	(122,381)	(110,377)	(105,793)
Net loss	(122,314)	(109,521)	(104,361)
Loss per unit attributable to Class A Units and Class C Units, basic and diluted	$(24.16)	$(21.64)	$(20.16)
Weighted average units used in computing loss per unit attributable to Class A Units and Class C Units, basic and diluted	6,426,203	6,426,203	6,426,203

Consolidated Statements of Cash Flows Data:
Net cash and cash equivalents provided by (used in) operating activities	$109,567	$(124,307)	$17,185
Net cash and cash equivalents used in investing activities	(12,168)	(5,059)	(4,327)
Net cash and cash equivalents provided by financing activities	—	100,000	—

	September 25, 2021	September 26, 2020
	(in thousands)
Consolidated Balance Sheet Data:
Total assets	$280,535	$224,953
Total liabilities	557,503	409,029
Redeemable preferred and common units	836,260	660,391
Total members’ deficit	(1,113,228)	(844,467)

SYMBOTIC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto that appear elsewhere in this proxy statement/prospectus. See “Risk Factors” elsewhere in this proxy statement/prospectus for a discussion of certain risks associated with our business. The following discussion contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. The use of words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide forward-looking statements in other materials we release to the public. Unless the context otherwise requires, references in this “Symbotic Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “Symbotic,” “we,” “us,” “our” and the “Company” are intended to mean the business and operations of Symbotic.

Company Overview

We are a limited liability company that was established in December 2006 to develop technologies to improve operating efficiencies in modern warehouses. Symbotic LLC, a technology company that develops and commercializes innovative technologies for use within warehouse operations and Symbotic Group Holdings, ULC are wholly owned subsidiaries of the Company.

At Symbotic, our vision is to make the supply chain work better for everyone. We do this by developing, commercializing, and deploying innovative, end-to-end technology solutions that dramatically improve supply chain operations. We currently automate the processing of pallets and cases in large warehouses or distribution centers for some of the largest retail companies in the world. Our systems enhance operations at the front end of the supply chain, and therefore benefit all supply partners further down the chain, irrespective of fulfillment strategy.

The Symbotic platform is based on a unique approach to connecting producers of goods to end users, in a way that resolves the mismatches of quantity, timing and location that arise between the two, while reducing costs. The underlying architecture of our platform is what differentiates our solution from anything else in the marketplace. It utilizes fully autonomous robots, collectively controlled by our A.I.-enabled system software to achieve at scale, real world supply chain improvements that are so compelling that we believe our approach can become the de facto standard approach for how warehouses operate.

Key Components of Consolidated Statements of Operations

Revenue

We generate revenue through our design and installation of modular inventory management systems (the “Systems”) to automate customers’ depalletizing, storage, selection, and palletization warehousing processes. The Systems have both a hardware component and an embedded software component that enables the Systems to be programmed to operate within specific customer environments. We enter into contracts with customers that can include various combinations of services to design and install the Systems. These services are generally distinct and accounted for as separate performance obligations. As a result, each customer contract may contain multiple performance obligations. We determine whether performance obligations are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether our commitment to provide the services to the customer is separately identifiable from other obligations in the contract.

We have identified the following distinct performance obligations in our contracts with customers:

Systems: We design, assemble, and install modular hardware systems and perform configuration of embedded software. Systems include the delivery of hardware and an embedded software component, sold as either a perpetual or term-based on-premise license, that automate our customers’ depalletizing, storage, selection, and palletization warehousing processes. The modular hardware and embedded software are each not capable of being distinct because our customers cannot benefit from the hardware or software on their own. Accordingly, they are treated as a single performance obligation. Fees for Systems are typically either fixed or cost-plus fixed fee amounts that are due based on the achievement of a variety of milestones beginning at contract inception through final acceptance.

Software subscriptions and support: Software subscriptions refer to the renewals of term-based software licenses that are sold as part of the initial system. These software licenses typically renew annually. Support services provide our customers with technical support, and updates and upgrades to the embedded perpetual or term-based software license. Technical support and updates and upgrades are considered distinct from the related embedded software but accounted for as a single performance obligation as they each constitute a series of distinct services that are substantially the same and have the same pattern of transfer to our customers. Fees for software subscription and support services are typically payable in advance on a quarterly, or annual basis over the term of the software subscriptions and support contract.

Operation services: We provide our customers with assistance operating the system and ensuring user experience is optimized for efficiency and effectiveness. Fees for operation services are typically invoiced to our customers on a time and materials basis monthly in arrears or using a fixed fee structure.

Cost of Revenue

Our cost of revenue is composed of the following for each of our distinct performance obligations:

Systems: Systems cost of revenue consists primarily of material and labor consumed in the installation of customer Systems. For those Systems where control transfers upon final acceptance from the customer, Systems cost of revenue is generally capitalized as deferred costs and expensed upon customer final acceptance when revenue is recognized for the System. For all other Systems, for which revenue is recognized over time, Systems cost of revenue is expensed as incurred.

Software subscriptions and support: Cost of revenue attributable to software subscriptions and support primarily relates to labor cost for our maintenance team providing routine technical support, and maintenance updates and upgrades to our customers. Software subscriptions and support cost of revenue is expensed as incurred.

Operation services: Operation services cost of revenue consists primarily of labor cost for our operations team who is providing services to our customers to run their System within their distribution center. Operation services cost of revenue is expensed as incurred.

Research and Development

Costs incurred in the research and development of our products are expensed as incurred. Research and development costs include personnel, contracted services, materials, and indirect costs involved in the design and development of new products and services.

Selling, General, and Administrative

Selling, general, and administrative expenses include all costs that are not directly related to satisfaction of customer contracts or research and development. Selling, general, and administrative expenses include items for our selling and administrative functions, such as sales, finance, legal, human resources, and information technology support. These functions include costs for items such as salaries and benefits and other personnel-related costs, maintenance and supplies, professional fees for external legal, accounting, and other consulting services, intangible asset amortization, and depreciation expense.

Other Income, Net

Other income, net primarily consists of dividend and interest income earned on our money market accounts and the impact of foreign currency transaction gains and losses associated with monetary assets and liabilities.

Income Tax Benefit

The Company is a multimember limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. Accordingly, we are not subject to U.S. federal income tax. Instead, our members are subject to U.S. federal income tax on their distributive share of our income, gains, and losses. Currently, we do not have nexus in any states in the U.S that have not adopted the U.S. federal entity classification rules. As such, we do not record a liability for state income taxes. Our Canadian entities, however, are subject to certain Canadian federal and provincial income taxes. Consequentially, income tax benefit consists of current and deferred taxes for our Canadian jurisdictions.

Results of Operations

The following tables set forth certain consolidated financial data in dollar amounts and as a percentage of total revenue.

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
	(in thousands)
Revenue:
Systems	$227,563	$70,818	$80,462
Software subscriptions and support	4,009	2,614	2,348
Operation services	20,341	18,654	17,313

Total revenue	251,913	92,086	100,123
Cost of revenue:
Systems	216,577	79,252	92,184
Software subscriptions and support	2,962	3,681	4,142
Operation services	21,927	28,083	23,761

Total cost of revenue	241,466	111,016	120,087

Gross profit (loss)	10,447	(18,930)	(19,964)

Operating expenses:
Research and development expenses	73,386	55,861	49,092
Selling, general, and administrative expenses	59,442	35,586	36,737

Total operating expenses	132,828	91,447	85,829

Operating loss	(122,381)	(110,377)	(105,793)

Other income, net	67	809	1,432

Loss before income tax	(122,314)	(109,568)	(104,361)
Income tax benefit	—	47	—

Net loss	$(122,314)	$(109,521)	$(104,361)

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
Revenue:
Systems	90%	77%	80%
Software subscriptions and support	2	3	2
Operation services	8	20	17

Total revenue	100	100	100
Cost of revenue:
Systems	86	86	92
Software subscriptions and support	1	4	4
Operation services	9	30	24

Total cost of revenue	96	121	120

Gross profit (loss)	4	(21)	(20)

Operating expenses:
Research and development expenses	29	61	49
Selling, general, and administrative expenses	24	39	37

Total operating expenses	53	99	86

Operating loss	(49)	(120)	(106)

Other income, net	0	1	1

Loss before income tax	(49)	(119)	(104)
Income tax benefit	0	0	0

Net loss	(49%)	(119%)	(104%)

*	Percentages are based on actual values. Totals may not sum due to rounding.

Year Ended September 25, 2021 Compared to the Year Ended September 26, 2020

Revenue

	Year Ended		Change
	September 25, 2021	September 26, 2020	Amount	%
	(dollars in thousands)
Systems	$227,563	$70,818	$156,745	221%
Software subscriptions and support	4,009	2,614	1,395	53
Operation services	20,341	18,654	1,687	9

Total revenue	$251,913	$92,086	$159,827	174%

Systems revenue increased during the year ended September 25, 2021 as compared to the year ended September 26, 2020 due to the acceptance of certain warehouse automation systems as well as the commencement of other warehouse automation systems for our customers as we continue to grow our business.

The increase in operation services and software subscriptions and support revenue was a result of additional site operations, software maintenance, and spare parts revenue associated with the addition of new customer sites.

Gross Profit

The following table sets forth our gross profit for the years ended September 25, 2021 and September 26, 2020:

	Year Ended
	September 25, 2021	September 26, 2020	Change
	(in thousands)
Systems	$10,986	$(8,434)	$19,420
Software subscriptions and support	1,047	(1,067)	2,114
Operation services	(1,586)	(9,429)	7,843

Total gross profit (loss)	$10,447	$(18,930)	$29,377

For the year ended September 25, 2021, Systems gross profit increased $19.4 million from the previous year-end from $(8.4) million to $11.0 million. The increase in Systems gross profit resulted from our transition from solely prototype projects incurring losses to selling a commercialized product.

For the year ended September 25, 2021, software subscriptions and support gross profit increased $2.1 million from the previous year-end from $(1.1) million to $1.0 million. The increase in software subscriptions and support gross profit is attributable to adding new customers in the current year, while keeping our cost base relatively flat.

For the year ended September 25, 2021, operation services gross profit increased $7.8 million from the previous year-end from $(9.4) million to $(1.6) million. The increase in operation services gross profit resulted from improved operational efficiency at our customer sites as well as a discontinuation of an operations agreement in fiscal year 2020.

Research and Development Expenses

	Year Ended		Change
	September 25, 2021	September 26, 2020	Amount	%
	(dollars in thousands)
Research and development	$73,386	$55,861	$17,525	31%
Percentage of total revenue	29%	61%

The increase in research and development expenses for the year ended September 25, 2021 compared to the year ended September 26, 2020 was primarily due to the following:

Change
(in thousands)
Employee-related costs	$19,477
Prototype-related costs, allocated overhead expenses, and other	(1,952)

$17,525

Employee-related costs increased as a result of increased headcount as we continue to grow our software and hardware engineering organizations to support the development of key projects such as next generation autonomous EV robots as well as continue to expand our A.I. and analytics capabilities. The offset to the increase in employee-related costs was primarily driven by prototype-related costs.

Selling, General, and Administrative Expenses

	Year Ended		Change
	September 25, 2021	September 26, 2020	Amount	%
	(dollars in thousands)
Selling, general, and administrative	$59,442	$35,586	$23,856	67%
Percentage of total revenue	24%	39%

The increase in selling, general, and administrative expenses for the year ended September 25, 2021 compared to the year ended September 26, 2020 was primarily due to the following:

Change
(in thousands)
Employee-related costs	$19,208
Allocated overhead expenses and other	4,648

$23,856

Employee-related costs increased as a result of increased headcount of our operations staff in order to deliver to our customers our modular inventory management systems in an orderly manner in line with our installation timeline. In addition, we continue to invest in our sales, finance and human resource organizations to support the overall growth of the company.

Allocated overhead and other expenses increased due primarily to additional audit, tax, and consulting services in support of our contemplated future initial public offering transaction.

Other income, net

	Year Ended		Change
	September 25, 2021	September 26, 2020	Amount	%
	(dollars in thousands)
Other income, net	$67	$809	$(742)	(92%)
Percentage of total revenue	0%	1%

The decrease in other income, net was primarily due to a decrease in interest income as a result of interest rates and dividend income.

Income tax benefit

	Year Ended		Change
	September 25, 2021	September 26, 2020	Amount	%
	(dollars in thousands)
Income tax benefit	$—	$47	$(47)	(100%)

An income tax benefit of $47 thousand was recorded for the year ended September 26, 2020 resulting from the calculated benefit for our Canadian jurisdictions. There was no such benefit or provision calculated for the year ended September 25, 2021.

Year Ended September 26, 2020 Compared to the Year Ended September 28, 2019

Revenue

	Year Ended		Change
	September 26, 2020	September 28, 2019	Amount	%
	(dollars in thousands)
Systems	$70,818	$80,462	$(9,644)	(12%)
Software subscriptions and support	2,614	2,348	266	11
Operation services	18,654	17,313	1,341	8

Total revenue	$92,086	$100,123	$(8,037)	(8%)

Systems revenue decreased during the year ended September 26, 2020 as compared to the year ended September 28, 2019 due to the timing of completion and acceptance of certain warehouse automation systems being greater in fiscal 2019 as compared to fiscal 2020.

The increase in operation services revenue and software subscriptions and support was a result of additional site operations, software maintenance, and spare parts revenue associated with the addition of new customer sites.

Gross Profit

The following table sets forth our gross profit for the years ended September 26, 2020 and September 28, 2019:

	Year Ended		Change
	September 26, 2020	September 28, 2019
	(in thousands)
Systems	$(8,434)	$(11,722)	$3,288
Software subscriptions and support	(1,067)	(1,794)	727
Operation services	(9,429)	(6,448)	(2,981)

Total gross profit (loss)	$(18,930)	$(19,964)	$1,034

For the year ended September 26, 2020, Systems gross profit increased $3.3 million from the previous year-end from $(11.7) million to $(8.4) million. The increase in Systems gross profit was due to lower costs to implement subsequent versions of our automation system in fiscal 2020 as compared to fiscal 2019.

For the year ended September 26, 2020, software subscriptions and support gross profit increased $0.7 million from the previous year-end from $(1.8) million to $(1.1) million. The increase in software subscriptions and support gross profit is attributable to adding new customers in the current year, while keeping our cost base relatively flat.

For the year ended September 26, 2020, operation services gross profit decreased $3.0 million from the previous year-end from $(6.4) million to $(9.4) million. The decrease in operation services gross profit resulted from the discontinuation of an operations agreement in fiscal year 2020.

Research and Development Expenses

	Year Ended		Change
	September 26, 2020	September 28, 2019	Amount	%
	(dollars in thousands)
Research and development	$55,861	$49,092	$6,769	14%
Percentage of total revenue	61%	49%

The increase in research and development expenses for the year ended September 26, 2020 compared to the year ended September 28, 2019 was primarily due to the following:

Change
(in thousands)
Employee-related costs	$3,673
Prototype-related costs, allocated overhead expenses, and other	3,096

$6,769

Employee-related costs increased as a result of increased headcount as we continue to grow our software and hardware engineering organizations to support the development of key projects such as next generation autonomous EV robots as well as continue to expand our A.I. and analytics capabilities. The remaining increase in research and development expenses is primarily attributable to an increase in prototype-related costs as we invest in making improvements to our warehouse automation system and autonomous bots.

Selling, General, and Administrative Expenses

	Year Ended		Change
	September 26, 2020	September 28, 2019	Amount	%
	(dollars in thousands)
Selling, general, and administrative	$35,586	$36,737	$(1,151)	(3%)
Percentage of total revenue	39%	37%

The decrease in selling, general, and administrative expenses for the year ended September 26, 2020 compared to the year ended September 28, 2019 was primarily due to the following:

Change
(in thousands)
Employee-related costs	$(1,545)
Allocated overhead expenses and other	394

$(1,151)

Employee-related costs decreased as a result of higher one-time consulting fees in fiscal 2019 as compared to fiscal 2020 combined with slightly lower selling, general and administrative headcount year over year. Allocated overhead and other expenses remained relatively flat year over year.

Other income, net

	Year Ended		Change
	September 26, 2020	September 28, 2019	Amount	%
	(dollars in thousands)
Other income, net	$809	$1,432	$(623)	(44%)
Percentage of total revenue	1%	1%

The decrease in other income, net was primarily due to a decrease in interest income as a result of interest rates and dividend income.

Income tax benefit

	Year Ended		Change
	September 26, 2020	September 28, 2019	Amount	%
	(dollars in thousands)
Income tax benefit	$47	$—	$47	100%

An income tax benefit of $47 thousand was recorded for the year ended September 26, 2020 resulting from the calculated benefit for our Canadian jurisdictions. There was no such benefit or provision calculated for the year ended September 28, 2019.

Non-GAAP Financial Measures

In addition to providing financial measurements based on generally accepted accounting principles in the United States of America, or GAAP, we provide additional financial metrics that are not prepared in accordance with GAAP, or non-GAAP financial measures. We use non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, to measure executive compensation, and to evaluate our financial performance. These non-GAAP financial measures are non-GAAP net income, non-GAAP net income per share, and Adjusted EBITDA, as discussed below.

We believe that these non-GAAP financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. We also believe that these non-GAAP financial measures enable investors to evaluate our operating results and future prospects in the same manner as we do. These non-GAAP financial measures may exclude expenses and gains that may be unusual in nature, infrequent, or not reflective of our ongoing operating results.

The non-GAAP financial measures do not replace the presentation of our GAAP financial measures and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with GAAP.

The non-GAAP adjustments, and our basis for excluding them from non-GAAP financial measures, are outlined below:

•

Unit-based compensation – Although unit-based compensation is an important aspect of the compensation paid to our employees, the grant date fair value varies based on the derived stock price at the time of grant, varying valuation methodologies, subjective assumptions, and the variety of award types. This makes the comparison of our current financial results to previous and future periods difficult to interpret; therefore, we believe it is useful to exclude unit-based compensation from our non-GAAP financial measures in order to highlight the performance of our business and to be consistent with the way many investors evaluate our performance and compare our operating results to peer companies.

•

Amortization of acquired intangible assets – We have incurred amortization of intangible assets, included in our GAAP financial statements, related to our 2014 business acquisition. The amount of an acquisition’s purchase price allocated to intangible assets and term of its related amortization is unique to each acquisition; therefore, we exclude amortization of acquired intangible assets from our non-GAAP financial measures to provide investors with a consistent basis for comparing pre- and post-acquisition operating results.

•

Business combination transaction expenses – Business combination transaction expenses represents the expenses incurred solely related to the Business Combination with SVF 3. It primarily includes investment banker fees, legal fees, professional fees for accountants, transaction fees, advisory fees, due diligence costs, certain other professional fees, and other direct costs associated with strategic activities. These amounts are impacted by the timing and size of the acquisitions. We exclude acquisition-related costs from our non-GAAP financial measures to provide a useful comparison of our operating results to prior periods and to our peer companies because such amounts vary significantly based on the magnitude of our acquisition transactions and do not reflect our core operations.

The following table reconciles GAAP net loss to non-GAAP net loss for the years ended September 25, 2021, September 26, 2020, and September 28, 2019 (in thousands):

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
Net loss	$(122,314)	$(109,521)	$(104,361)
Unit-based compensation	11,736	208	22
Amortization of acquired intangible assets	466	438	444
Acquisition-related costs	2,761	—	—

Non-GAAP net loss	$(107,351)	$(108,875)	$(103,895)

The following table reconciles GAAP net loss per unit to non-GAAP net loss per unit for the years ended September 25, 2021, September 26, 2020, and September 28, 2019 (in thousands):

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
Net loss per unit	$(24.16)	$(21.64)	$(20.16)
Effect of non-GAAP adjustments	2.33	0.10	0.07

Non-GAAP net loss per unit	$(21.83)	$(21.54)	$(20.09)

We consider Adjusted EBITDA to be another important indicator of the operational strength and performance of our business and a good measure of our historical operating trends. Adjusted EBITDA eliminates items that we do not consider to be part of our core operations. We define Adjusted EBITDA as GAAP net loss excluding the following items: interest income; income taxes; depreciation and amortization of tangible and intangible assets; unit-based compensation; acquisition-related costs; and other non-recurring items that may arise from time to time.

The following table reconciles GAAP net loss to Adjusted EBITDA for the years ended September 25, 2021, September 26, 2020, and September 28, 2019 (in thousands):

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
Net loss	$(122,314)	$(109,521)	$(104,361)
Interest income	(35)	(1,329)	(2,710)
Income tax benefit	—	(47)	—
Depreciation and amortization	4,491	5,734	7,353
Unit-based compensation	11,736	208	22
Acquisition-related costs	2,761	—	—

Adjusted EBITDA	$(103,361)	$(104,955)	$(99,696)

Liquidity and Capital Resources

As of September 25, 2021, our principal sources of liquidity were cash received from our historical equity raises and from customers upon the inception of contracts to install customer Systems.

The following table shows net cash and cash equivalents provided by (used in) operating activities, net cash and cash equivalents used in investing activities, and net cash and cash equivalents provided by financing activities for the years ended September 25, 2021, September 26, 2020, and September 28, 2019:

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
	(in thousands)
Net cash provided by (used in):
Operating activities	$109,567	$(124,307)	$17,185
Investing activities	(12,168)	(5,059)	(4,327)
Financing activities	—	100,000	—

Operating Activities

Our net cash and cash equivalents used in operating activities consists primarily of net loss adjusted for certain non-cash items, including depreciation and amortization, foreign currency losses, losses on sale of assets, and deferred taxes, net.

Net cash provided by operating activities was $109.6 million during the year ended September 25, 2021. Net cash provided by operating activities was due to our net loss of $122.3 million adjusted for non-cash items of $4.6 million, primarily consisting of $4.5 million depreciation and amortization and $0.1 million of unit-based compensation, offset by cash provided by operating assets and liabilities of $227.2 million due to the timing of cash payments to vendors and cash receipts from customers.

Net cash used in operating activities was $124.3 million during the year ended September 26, 2020. Net cash used in operating activities was due to our net loss of $109.5 million adjusted for non-cash items of $5.8 million, primarily consisting of $5.7 million depreciation and amortization and $0.1 million of unit-based compensation, offset by use of cash for operating assets and liabilities of $20.6 million due to the timing of cash payments to vendors and cash receipts from customers.

Net cash provided by operating activities was $17.2 million during the year ended September 28, 2019. Net cash provided by operating activities was due to our net loss of $104.4 million adjusted for non-cash items of $7.5 million, primarily consisting of $7.4 million depreciation and amortization and $0.1 million of foreign currency losses, offset by cash provided by operating assets and liabilities of $114.1 million due to the timing of cash payments to vendors and cash receipts from customers.

Investing Activities

Our investing activities have consisted primarily of property and equipment purchases.

Net cash and cash equivalents used in investing activities during the year ended September 25, 2021 consisted primarily of $12.2 million of purchased property and equipment.

Net cash and cash equivalents used in investing activities during the year ended September 26, 2020 consisted of $5.1 million of purchased property and equipment.

Net cash and cash equivalents used in investing activities during the year ended September 28, 2019 consisted of $4.3 million of purchased property and equipment.

Financing Activities

Our financing activities have consisted of Class B-1 Preferred Unit member contributions.

There were no Class B-1 Preferred Unit member contributions for the year ended September 25, 2021. For the year ended September 26, 2020, cash and cash equivalents provided by financing activities consisted of $100.0 million of Class B-1 Preferred Unit member contributions. There were no Class B-1 Preferred Unit member contributions for the year ended September 28, 2019.

Contractual Obligations and Commitments

We have been able to generate positive cash flow from operations, which has funded our operating activities and other cash requirements and has resulted in a cash balance of $156.6 million as of September 25, 2021. Our cash requirements for the year ended September 25, 2021 were primarily met with positive cash flows from operations. Cash requirements consisted of operating activities and capital expenditures. Our material cash requirements include leases for office space and minimum contractual obligations. We generally do not enter into binding purchase commitments. The following table summarizes our current and long-term material cash requirements as of September 25, 2021, which we expect to fund primarily with operation cash flows:

		Payments due in:
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$9,729	$2,396	$4,683	$2,650	$—
Vendor commitments	202,090	193,258	8,147	685	—

Total	$211,819	$195,654	$12,830	$3,335	$—

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing our financial statements, we make estimates, assumptions, and judgments that can have a significant impact on our reported revenue, results of operations, and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet during and as of the reporting periods. These estimates, assumptions, and judgments are necessary because future events and their effects on our results and the value of our assets cannot be determined with certainty and are made based on our historical experience and on other assumptions that we believe to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

We believe that the assumptions and estimates associated with the following critical accounting policies involve significant judgment and thus have the most significant potential impact on our Consolidated Financial Statements.

Revenue Recognition

We generate revenue from the sale of products and services. A description of our revenue recognition policies is included in the Note 2, “Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Although most of our sales agreements contain standard terms and conditions, certain agreements contain multiple performance obligations or non-standard terms and conditions. For customer contracts that contain more than one performance obligation, we allocate the total transaction consideration to each performance obligation based on the relative stand-alone selling price of each performance obligation within the contract. We rely on either observable standalone sales or an expected cost plus a margin approach to determine the standalone selling price of offerings, depending on the nature of the performance obligation.

As we further discuss in Note 2, “Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included elsewhere in the proxy statement/prospectus, for contracts with customers entered into during fiscal year 2021, revenue from the sales of our Systems is recognized over time as the asset created by our performance does not have alternative use to us and an enforceable right to payment for performance completed to date is present. We recognize revenue as work progresses, using costs incurred to date relative to total estimated costs at completion. Incurred costs represent work performed, which correspond with and best depict transfer of control to the customer. Contract costs are incurred over a period of time, which can span multiple years, and the estimation of these costs requires management’s judgement. Due to the nature of the work required to be performed on the Systems and our reliance on the availability and cost of materials required to be procured from third party vendors to build our Systems, the estimation of total revenue and cost at completion is complex, subject to many variables, and requires significant judgment on a contract-by-contract basis. As part of this process, we review information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities and the related changes in estimates of revenue and costs. The risks and opportunities relate to our judgment about the installation delays or performance issues that may or may not be within our control. Risks and opportunities may also relate to supply chain trends and commodity pricing, as well as changes in foreign currencies. Changes in estimates of net sales, cost of sales, and the related impact to operating profit are recognized on a cumulative catch-up basis, which recognizes the cumulative effect of the profit changes on current and prior periods based on a performance obligation’s percentage of completion in the current period. A significant change in one or more of these estimates could affect the profitability of one of more of our performance obligations and could have a material impact on our financial condition and results of operations.

Our warehouse automation systems generally carry a limited warranty that promises the customer that delivered products are as specified. We do not consider these assurance-type warranties as a separate performance obligation and therefore, we account for such warranties under ASC 460, “Guarantees.”

Unit-based Compensation

The Company has authorized five classes of membership interests, consisting of a class of common units of the Company known as the Class A Common Units (the “Class A Units”), a class of preferred units of the Company known as the Class B Preferred Units (the “Class B Units”), a class of preferred units of the Company known as the Class B-1 Preferred Units (the “Class B-1 Units”), a class of preferred units of the Company known as the Class B-2 Preferred Units (the “Class B-2 Units”, and together with the Class B Units and the Class B-1 Units, the “Preferred Units”) and an additional class of common units of the Company to be granted to employees, officers, and directors pursuant to an incentive plan, known as the Class C Common Units (the “Class C Units,” and, together with the Class A Units, the “Common Units,” and the Common Units together with the Preferred Units, the “Units”).

We measure compensation cost for all employees, officers, and directors unit-based awards at fair value on the date of grant and recognize compensation expense over the requisite service period for awards expected to vest. We account for forfeitures as they occur, rather than applying an estimated forfeiture rate. The straight-line method of expense recognition is applied to all awards with service-only conditions.

For our Class C Units, the fair value is based on enterprise valuations performed by management with the assistance of a third-party valuation firm. Our total equity value has been determined using the income approach. Under this approach, total equity value is estimated based on the present value of our future estimated cash flows. These future cash flows, including cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in achieving these estimated cash flows. The resulting equity value is then allocated to outstanding equity instruments using an option pricing model. The fair value of each Class C Unit is then determined using the Black-Scholes valuation model. The Black-Scholes pricing model uses inputs such as the fair value of our common stock and assumption we make for the volatility of our common stock, the expected term of our common stock, the risk-free interest rate for a period that approximates the expected term of our common stock and expected dividend yield. As the Class C Units contain a redemption feature that is outside of our control, the class C Units are classified outside of permanent members’ deficit and the carrying value of Class C Units is adjusted to redemption value at each reporting period through a charge to members’ deficit (until such time as the Class C Units are redeemed or forfeited).

Value Appreciation Units (“VAP Units”) may be exercised for a cash payment equal to the appreciation in the fair market value of 1/100th of a Class C Unit and are subject to three exercisability triggers before any vested award may be exercised, with the achievement of each trigger allowing one third of the vested award to be exercised. Because the VAP Units are settleable in cash, they are treated as liability classified awards. Accordingly, the carrying value of the liability is adjusted to fair value at each reporting period through a charge to earnings (until such time as the VAP Units are settled or forfeited). Further, the exercisability triggers noted above represent performance conditions that impact the vesting of the awards. Accordingly, compensation expense is not recognized until such time as the performance conditions are considered probable of achievement.

Warrant transactions

Warrants to purchase Class A Units may be accounted for as either liability or equity instruments depending on the terms of the warrant agreements. The warrants issued by us are accounted for as equity instruments due to our ability to settle the warrants through the issuance of units and the absence of terms which would require liability classification, including the rights of the grantee to require cash settlement. We classify these equity instruments within additional paid-in capital on the consolidated balance sheets.

Warrants to purchase units accounted for as equity instruments represent the warrants issued to Walmart as discussed in Note 15, “Unit-based Compensation.” We adopted FASB Accounting Standards Update 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) (“ASU 2019-08”), which requires entities to measure and classify share-based payment awards granted to a customer by applying the guidance under Topic 718, as of September 27, 2020.

In order to calculate warrant charges, we used the Black-Scholes pricing model, which required key inputs including volatility and risk-free interest rate and certain unobservable inputs for which there is little or no market data, requiring us to develop our own assumptions. We estimated the fair value of unvested warrants, considered to be probable of vesting, at the time. Based on that estimated fair value, we determined warrant charges, which are recorded as a reduction of the transaction price.

Off-Balance Sheet Arrangements:

As of September 25, 2021, we had no off-balance sheet arrangements as defined in Instruction 8 to Item 303(b) of Regulation S-K.

Recently Adopted Accounting Pronouncements

See Note 2 to the accompanying consolidated financial statements included elsewhere in this proxy statement/prospectus for a description of recently adopted accounting standards.

Recently Issued Accounting Pronouncements

See Note 2 to the accompanying consolidated financial statements included elsewhere in this proxy statement/prospectus for a description of certain recently issued accounting standards which may impact our financial statements in future reporting periods.

MANAGEMENT OF THE POST-COMBINATION COMPANY

References in this section to “we,” “our,” “us” and the “Company” generally refer to Symbotic prior to the Business Combination and to Symbotic Inc., the Post-Combination Company, and its consolidated subsidiaries after giving effect to the Business Combination.

Board of Directors and Management

The following sets forth certain information, as of February 4, 2022, concerning the persons who are expected to serve as members of the board of directors and management of the Post-Combination Company.

Name	Age	Position
Directors:
Richard B. Cohen	69	Chairman
Rollin Ford	59	Director
Charles Kane	64	Director
Todd Krasnow	64	Director
Vikas J. Parekh	39	Director
Merline Saintil	45	Director
Michael Rhodin	61	Director

Executive Officers:
Richard B. Cohen	69	Chief Executive Officer
William M. Boyd III	55	Chief Strategy Officer
Thomas Ernst	53	Chief Financial Officer
Robert Doucette	61	Chief Operating Officer
Corey C. Dufresne	51	General Counsel
Michael Dunn	49	Vice President, Sales, Marketing & Product Strategy
George Dramalis	62	Chief Information Officer
Evan Pennell	53	Vice President, Product
Arnold Eric VanDoren	56	Vice President, Hardware Engineering
Richard B. Cohen	69	Chief Executive Officer

Directors

Richard B. Cohen, Chairman and Chief Executive Officer

Mr. Cohen has served as Chairman of Warehouse since December 2006 and as Chief Executive Officer of Symbotic LLC since November 2017. He is also the Executive Chairman of C&S Wholesale Grocers, where he is the third generation of the Cohen family to lead that company. Mr. Cohen grew up in the C&S Wholesale Grocers business, working for his father during the summers until his graduation from college in 1974, when he went to work full-time at C&S Wholesale Grocers. Mr. Cohen became Chairman, President and Chief Executive Officer of C&S Wholesale Grocers in 1989 and served as President until March 2014 and as Chief Executive Officer until January 2018, during which time he led the growth and expansion of C&S Wholesale Grocers into an industry leader in supply chain solutions and wholesale grocery supply. Mr. Cohen holds a bachelor’s degree in accounting from the Wharton School of Business. He has also been awarded honorary doctorate degrees from Assumption College and Keene State College. Mr. Cohen was selected to serve on the board of directors due to his extensive experience in the wholesale distribution business, his vision and experience in automation and his experience and track record in entrepreneurship, investment and business development and deep relationships in various industries.

Rollin Ford, Director

Mr. Ford has served as a member of the Warehouse advisory board since August 2016. Mr. Ford retired in 2016 from Walmart Stores, Inc., where he served in a variety of executive leadership roles during his 33-year career with the world’s largest retailer. Mr. Ford began his career with Walmart in 1984 in the Logistics division and later became the Chief Logistics Officer where he was responsible for transforming and building the company’s global supply chain network. He also served as the Executive Vice President and Chief Information Officer from May 2006 to January 2012, having responsibility for the company’s worldwide technology division. Most recently, Mr. Ford served as the Chief Administrative Officer from February 2012 to July 2016 where he focused on leveraging Walmart Stores, Inc.’s scale to increase efficiency and productivity around the world while having responsibility for the domains mentioned above, which also included back office (shared services), global sourcing and data and analytics. Mr. Ford holds a Bachelor of Science degree from Taylor University in Indiana. In retirement, Mr. Ford has joined boards of Mercy Health System and John Brown University and the board of advisors of Alert Innovation and AT Kearney. Mr. Ford was selected to serve on the board of directors due to his experience as a senior executive at Walmart and his background and knowledge relating to logistics, the supply chain and technology.

Charles Kane, Director

Mr. Kane has served as a member of the Warehouse advisory board since October 2020. Mr. Kane has been a lecturer at the Massachusetts Institute of Technology since September 2006 and is currently an adjunct professor of International Finance at the Massachusetts Institute of Technology Sloan School of Management. Since November 2006, Mr. Kane has also been a Director and Strategic Advisor of One Laptop Per Child, a non-profit organization that provides computing and internet access for students in the developing world, for which he served as President and Chief Operating Officer from 2008 until 2009. Mr. Kane served as Executive Vice President and Chief Administrative Officer of Global BPO Services Corp., a special purpose acquisition corporation, from July 2007 until March 2008, and as Chief Financial Officer of Global BPO from August 2007 until March 2008. Prior to joining Global BPO, he served as Chief Financial Officer of RSA Security Inc., a provider of e-security solutions, from May 2006 until RSA was acquired by EMC Corporation in October 2006. From July 2003 until May 2006, he served as Chief Financial Officer of Aspen Technology, Inc., a publicly traded provider of supply chain management software and professional services. Mr. Kane is currently a director of Alkami Technology, Inc. (ALKT), a leading cloud-based digital banking solutions provider for banks and credit unions in the United States, Progress Software Corp. (PRGS), a software company that specializes in the implementation of business applications. He was previously a director of Applix Inc., Borland Software Corporation, Carbonite, Inc. Demandware Inc., Netezza Corporation and RealPage, Inc. Mr. Kane is a Certified Public Accountant and holds a B.B.A. in accounting from the University of Notre Dame and an M.B.A. in international finance from Babson College. Mr. Kane was selected to serve on the board of directors due to his experience as a senior executive officer at a number of publicly traded companies, including as chief financial officer of several of those companies, and his experience serving on the boards of directors of other public and private companies.

Todd Krasnow, Director

Mr. Krasnow has served as a member of the Warehouse advisory board since May 2016. Mr. Krasnow has served as the President of Cobbs Capital, Inc., a private consulting company, since January 2005. Previously, Mr. Krasnow was a marketing domain expert with Highland Consumer Fund, a venture capital firm, from June 2007 until it became Porchlight Equity in February 2017, after which he was an operating partner of Porchlight Equity until November 2019. Mr. Krasnow was the Chairman of Zoots, Inc., a dry-cleaning company, from June 2003 to January 2008 and Chief Executive Officer of Zoots, Inc. from February 1998 to June 2003. He served as the Executive Vice President of Sales and Marketing of Staples, Inc. from May 1993 to January 1998 and in other sales and marketing positions for Staples, Inc. from March 1986 to May 1993. Mr. Krasnow has served as a member of the C&S Wholesale Grocers advisory board since 2006. Mr. Krasnow is a director of

Ecentria, a privately held online marketer of optical, outdoor and camping gear, and Kids2 Inc., a privately held baby and toddler products company. He was previously a director of Bakkavor, LTD, Carbonite, Inc. and Tile Shop Holdings, Inc. Mr. Krasnow holds a Master of Business Administration degree from the Harvard Business School and a bachelor’s degree in chemistry from Cornell University. Mr. Krasnow was selected to serve on the board of directors due to his experience as a senior executive, his experience in investment, marketing and business development, and his experience serving on the boards of directors of other public and private companies.

Vikas J. Parekh, Director

Mr. Parekh is a Managing Partner at SoftBank Investment Advisers where he focuses on investing in enterprise software and emerging technologies. Mr. Parekh has made investments and holds director seats across public and private markets. Prior to joining SoftBank Investment Advisers in March 2016, Mr. Parekh worked in private equity at KKR, and in consulting at Boston Consulting Group. Mr. Parekh holds an MBA with highest honors from Harvard Business School and a BS in Electrical Engineering (Highest Honors) and MS in Electrical and Computer Engineering from Georgia Institute of Technology. Mr. Parekh was selected to serve on the board of directors due to his extensive experience in the emerging technologies space.

Merline Saintil, Director

Ms. Saintil has served as a member of the Warehouse advisory board since October 2021. Ms. Saintil has served as a technology and business executive at Fortune 500 and privately-held companies, including Intuit Inc., a financial software company, Yahoo! Inc., a web services provider, PayPal holdings Inc., a financial technology company, Adobe Inc., a computer software company, Joyent Inc., a cloud computing software company, and Sun Mircrosystems, Inc., a technology company. From April 2019 to February 2020, Ms. Saintil was the Chief Operating Officer, R&D-IT of Change Healthcare Inc., a healthcare technology company. Prior to that, she served as Head of Operations, Product and Technology at Intuit from November 2014 to August 2018, and as Head of Operations of Mobile and Emerging Products at Yahoo from January to November 2014. Ms. Saintil has served as a board member of Banner Corporation (BANR), a bank holding company, since March 2017 and Alkami Technology (ALKT), a leading cloud-based digital banking solutions company, since October 2020. She has also served as a board member of Lightspeed Commerce Inc. (LSPD), a commerce platform for merchants, since August 2020; Gitlab Inc. (GTLB), a provider of a DevOps platform to develop, secure and operate software, since November 2020; Evolv Technologies Holdings, Inc. (EVLV), a touchless human security platform company, since January 2021; Rocket Lab USA, Inc. (RKLB), a space exploration company, since June 2021; and TD SYNNEX Corporation (SNX), a global distributor and solutions aggregator for the IT ecosystem, since September 2021. Ms. Saintil earned her Bachelor of Science degree from Florida Agricultural and Mechanical University and her Master of Science degree from Carnegie Mellon. Ms. Saintil was selected to serve on the board of directors due to her executive leadership experience, her extensive experience in technology, enterprise risks, cybersecurity, talent management and digital transformation, and her experience serving on the boards of directors of other public companies.

Michael Rhodin, Director

Mr. Rhodin has served as a member of the Warehouse advisory board since January 2021. Mr. Rhodin is an experienced international technology industry veteran, having spent 33 years at IBM rising to become one of the company’s key leaders. Mr. Rhodin served as Senior Vice President of IBM from 2009 until March 2017, was responsible for the creation of its Software Solution business including much of the Smarter Planet portfolio, and then responsible for IBM’s Watson business around this ground breaking technology, launching cloud based services and the first industry vertical, Watson Health. Since his retirement from IBM in 2017, Mr. Rhodin has consulted for a number of organizations, ranging from advising startups from their incubation phase to advising venture capital firms. He currently serves as a board member on private equity-backed technology companies, HZO, Inc., a provider of nanotechnology coatings and Acoustic, LP, a digital marketing company. In addition,

Mr. Rhodin has served as a member of the Supervisory Board of TomTom, based in Amsterdam, since April 2017 and on the International Advisory Board for Santander Group, a leading global bank based in Madrid, since 2016, as well as on the Board of Directors for Open Digital Systems, a digital bank technology subsidiary of Santander Group. Mr. Rhodin earned a Bachelor of Science in computer science from the University of Michigan in 1984. Mr. Rhodin was selected to serve on the board of directors due to his executive leadership experience, his extensive experience in technology, including software, artificial intelligence and internet of things technologies, and his experience advising other organizations.

Executive Officers

Richard B. Cohen, Chairman and Chief Executive Officer

(See above)

Thomas Ernst, Chief Financial Officer

Mr. Ernst has served as Chief Financial Officer of Symbotic LLC since September 2020. He has 30 years of finance and technology leadership experience. Prior to joining Symbotic LLC, Mr. Ernst served as Chief Financial Officer of RealPage, a software company, from January 2019 to August 2020, where he led all finance, legal, mergers and acquisitions and strategy project management operations. From July 2015 to January 2019, Mr. Ernst led his own strategy consulting firm, Tom Ernst Advisory, to leverage over twenty years of experience in investment banking and strategy consulting focused on the software industry. Prior to that, Mr. Ernst served as a managing director at Goldman Sachs and senior equity research analyst at Deutsche Bank and Thomas Weisel Partners. Mr. Ernst served as a Nuclear Engineer and Submarine Warfare Officer for five years on a fast attack submarine and served two years as the Military Training Department Head for the U.S. Navy boot camp. Mr. Ernst earned his Master of Business Administration degree from the University of Chicago Booth School of Business, and his Bachelor of Science degree in mathematics, from the University of Minnesota College of Science and Engineering.

William M. Boyd III, Chief Strategy Officer

Mr. Boyd has served as Chief Strategy Officer of Symbotic LLC since February 2020. In that role, Mr. Boyd is responsible for planning and directing various operational, financial, administrative and strategic activities for Symbotic LLC. He has more than 12 years of extensive distribution and logistics industry experience. Since February 2020, Mr. Boyd has also served as the Chief Legal Officer of C&S Wholesale Grocers. Prior to joining Symbotic LLC, Mr. Boyd served from April 2019 to February 2020 as the chief legal officer at Imperial Dade, a high-growth food service packaging and supplies distribution company. Mr. Boyd also held the roles of general counsel and chief legal officer at C&S Wholesale Grocers from March 2009 to February 2018 and February 2018 to April 2019, respectively, and in those roles, Mr. Boyd was involved in the initial investment by Mr. Cohen in CasePick Systems, which later became Warehouse. Mr. Boyd has a diverse educational background, with a Juris Doctor degree from Duke University, Master of Business Administration degree from Babson College and a Bachelor of Arts degree in history and psychology from Williams College.

Robert Doucette, Chief Operating Officer

Mr. Doucette has served as Chief Operating Officer at Symbotic LLC since January 2021. In his role, he is responsible for leading the scale-up of Symbotic LLC’s operational capability, which includes the functions of customer site operations, operations engineering, manufacturing, supply chain, strategic partnerships, quality, project management and field deployment engineering. Mr. Doucette has over 25 years of experience in executive leadership roles including chief operating officer and senior vice president/executive vice president of global operations for high growth technology companies both venture-funded and public. From November 2019 to January 2021, Mr. Doucette was an independent consultant advising start-up and mature companies on scaling, operations, manufacturing and supply chain matters. From June 2018 to August 2019, Mr. Doucette served as Chief Operating Officer at Bevi, a provider of bottleless water dispensers for offices and commercial spaces. From May 2012 to June 2018, Mr. Doucette served in leadership roles at Amazon Robotics and Amazon, including as Vice President, Global Operations and Logistics until November 2016 and then as Head of Worldwide Strategic Sourcing-Fulfillment Center Automation, where he led global operations and logistics for Amazon Robotics and scaled all operational capability to support deployment of Amazon Robotics equipment to 20 to 25 domestic and international fulfillment centers annually. At Amazon Robotics, Mr. Doucette was responsible for functions including manufacturing, supply chain, corporate quality, global logistics, field deployment engineering, regulatory & compliance, corporate information technology/business systems, operations engineering and corporate facilities. Prior to its acquisition by Amazon Robotics, Mr. Doucette was Vice President of Operations as Kiva Systems, Inc. from July 2011 to May 2012. Mr. Doucette has a Bachelor in Science degree in management from Lesley University.

George Dramalis, Chief Information Officer

Mr. Dramalis has served as Chief Information Officer at Symbotic LLC, since June 2020. In that role, Mr. Dramalis is responsible for managing all of Symbotic LLC’s strategic information and technology services and procedures leading to outcomes that align with the company’s business goals. Mr. Dramalis brings over 20 years of experience in information services management. Mr. Dramalis has extensive industry experience, and prior to joining Symbotic LLC, he was Chief Information Officer at C&S Wholesale Grocers from January 2011 to June 2020. Before that, he was Vice President and Chief Information Officer at Sharp Electronics Corporation. Prior to Sharp, Mr. Dramalis worked for KPMG Consulting as a manager of systems implementation, supporting clients such as Compaq, Deutsche Bank, Kodak, Tyson Foods and US Cellular. Mr. Dramalis has a Master of Arts degree in economics and a Master of Arts degree in finance from Webster University Geneva, Switzerland.

Corey C. Dufresne, General Counsel

Mr. Dufresne has served as Vice President & General Counsel of Symbotic LLC since November 2011. In that role, Mr. Dufresne heads Symbotic LLC’s legal group with more than 20 years of experience in business and securities law, mergers and acquisitions, venture capital and corporate finance. Mr. Dufresne is responsible for leading Symbotic LLC’s approach to technology licensing, regulatory compliance, intellectual property and all negotiations and business agreements. Prior to joining Symbotic LLC, Mr. Dufresne served as Vice President, General Counsel and Corporate Secretary for Netezza Corporation from May 2009 to May 2011. Prior to his role at Netezza, he spent nine years at WilmerHale in Boston in the Corporate Law section and two years as an associate at Jones Walker in New Orleans. Mr. Dufresne has a Bachelor of Arts degree in economics and political science from McGill University, a Master of Arts degree in comparative and international politics from the University of Cape Town and a Juris Doctor degree from Tulane Law School.

Michael Dunn, Vice President, Sales, Marketing & Product Strategy

Mr. Dunn has served as Vice President, Sales, Marketing & Product Strategy at Symbotic LLC since May 2017. His team leads Symbotic LLC’s customer relationships, helps define the direction of the Warehouse system to ensure it remains a world-class, market-leading solution and assists in identifying key partners to enable the organization and technology to scale alongside customer growth. Prior to joining Symbotic LLC, Mr. Dunn held the role of Group Vice President Sales & Marketing at Fortna from December 2008 to May 2017, where he and his team helped some of the world’s biggest brands transform their distribution operations into a competitive advantage. Before that, Mr. Dunn was an early employee at Manhattan Associates, a global supply chain solutions provider, for 12 years. As Vice President of Sales at Manhattan Associates, he played an integral role in helping the company grow from a $5 million startup to a $300 million public company. Mr. Dunn is a Council of Supply Chain Management Professionals (CSCMP) member and graduate of Purdue University with a Bachelor’s degree in mechanical engineering.

Evan Pennell, Vice President, Product

Mr. Pennell has served as Vice President of Product at Symbotic LLC since July 2020. In that role, he is responsible for shaping the overall product strategy and technology roadmaps and aligning these with the business strategy and identifying and developing technologies that enable new product capabilities. Prior to joining Symbotic LLC, from February 2017 to July 2020, Mr. Pennell was Vice President of Design and Engineering – Lifestyle, a $3 billion business unit at Flex Ltd., overseeing a global design organization of 150 engineers and scientists. Prior to that, Mr. Pennell held various engineering roles across the research and development and supply chain organizations and product management roles over a 24-year period at Procter & Gamble/Gillette where he led product management of several billion-dollar brands including Venus, Fusion Flexball and multiple emerging market brands. Mr. Pennell has a Bachelor of Science degree in mechanical engineering from the University Honors Program at Northeastern University.

Arnold Eric VanDoren, Vice President, Hardware Engineering

Mr. VanDoren has served as Vice President of Hardware Engineering at Symbotic LLC since June 2021. In that role, he is responsible for developing the physical elements of Symbotic LLC’s product roadmap, including robots, structures and industrial automation. He is also responsible for the progression of Symbotic LLC’s engineering capabilities for next generations of innovations and system deployments. Mr. VanDoren has with extensive experience in building and maturing engineering organizations, spanning focus areas from advanced development through product development and volume production. Prior to joining Symbotic LLC, Mr. VanDoren was Vice President of Hardware Engineering at iRobot from October 2018 to June 2021, overseeing a global engineering organization of 250 engineers and program managers and Director of Mechanical Design and System Test at iRobot from April 2016 to September 2018. While there, he led a transformation toward predictability in product development and use of advanced development to enrich the product roadmap. Mr. VanDoren also held various engineering and leadership positions at Bose Corporation over a 19-year period with experience in multiple business segments, including consumer products and automotive. Mr. VanDoren received a Bachelor of Science degree in mechanical engineering from the University of Massachusetts at Amherst where he now serves as a member of the Industry Advisory Board.

Corporate Governance

We will structure our corporate governance in a manner that SVF 3 and Warehouse believe will closely align our interests with those of our stockholders following the Business Combination. Notable features of this corporate governance include:

•

we will have independent director representation on our audit, compensation and nominating and corporate governance committees immediately at the time of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•	we will implement a range of other corporate governance best practices, including implementing a robust director education program.

Board Committees

After the Business Combination, our board of directors will direct the management of our business and affairs, as provided by Delaware law, and conduct its business through meetings of the board of directors and standing committees. We will also have a standing audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

            Upon the completion of the Business Combination, our audit committee will consist of             , and            , with             serving as chair. Rule 10A-3 of the Exchange Act and NASDAQ rules require that our audit committee be composed entirely of independent members. Our board of directors has affirmatively determined that each member of our audit committee meets the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. Each member of our audit committee also meets the financial literacy requirements of NASDAQ listing standards. In addition, our board of directors has determined that             will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending for approval by our board of directors, the compensation of our Chief Executive Officer and other executive officers;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs and administering equity-based plans;

•	reviewing and making recommendations to our board of directors relating to management succession planning, including for our Chief Executive Officer;

•	making recommendations to our board of directors regarding the compensation of our directors;

•	retaining and overseeing any compensation consultants; and

•	reviewing our strategies related to human capital management and reviewing and discussing with management our strategies in support of an inclusive and diverse company culture.

Upon the completion of the Business Combination, our compensation committee will consist of             ,              and             with            serving as chair. Our board of directors has affirmatively determined that each member of our compensation committee meets the definition of “independent director” for purposes of serving on the compensation committee under NASDAQ rules and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. Our board of directors will adopt a written charter for the compensation committee, which will be available on our corporate website upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•

recommending to our board of directors the directors to be appointed to each committee of our board of directors and periodically reviewing and making recommendations to our board of directors for changes or rotations of committee members, the creation of additional committees, changes in committee charters or the dissolution of committees;

•	developing and recommending to our board of directors a set of corporate governance guidelines;

•	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;

•	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

•	reviewing and making recommendations to our board of directors relating to management succession planning, including for our Chief Executive Officer.

Upon completion of the Business Combination, our nominating and corporate governance committee will consist of              ,             and             , with             serving as chair. Our board of directors has affirmatively determined that each member of our nominating and corporate governance committee meet the definition of “independent director” under NASDAQ rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our corporate website upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Risk Oversight

Our board of directors will be responsible for overseeing our risk management process. Our board of directors will focus on our general risk management strategy, the most significant risks facing us, and oversee the implementation of risk mitigation strategies by management. Our audit committee will also be responsible for discussing our policies with respect to risk assessment and risk management. We believe our board of directors’ administration of its risk oversight function will not negatively affect its leadership structure.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the completion of the Business Combination, we will adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our corporate website at              upon the completion of the Business Combination. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus.

Compensation of Directors and Officers

Following the Closing, the we intend to develop an executive compensation program that is designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, motivate and retain individuals who contribute to the long-term success of the Post-Combination Company. Decisions on the executive compensation program will be made by the compensation committee of the board of directors. Our executive compensation and director compensation programs are further described below under “Executive Compensation—Post-Combination Company Executive Compensation.”

EXECUTIVE COMPENSATION

Overview

This section provides an overview of Symbotic LLC’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.

For the fiscal year ended September 25, 2021, Symbotic LLC’s named executive officers (“Named Executive Officers” or “NEOs”) were:

•	Richard B. Cohen, Chairman and Chief Executive Officer

•	Thomas Ernst, Chief Financial Officer

•	Michael Dunn, Vice President, Sales, Marketing & Product Strategy

The objective of Symbotic LLC’s historic compensation program was to provide a total compensation package to each Named Executive Officer that enabled Symbotic LLC to attract, motivate and retain outstanding individuals, encourage individual and collective contributions to the successful execution of Symbotic LLC’s short- and long-term business strategies and reward Named Executive Officers for performance. The Board of Managers of Warehouse, which is solely comprised of Mr. Cohen as Chairman, as the Board of Managers of the sole member of Symbotic LLC (the “Warehouse Board”) has historically determined the compensation for the Named Executive Officers.

The compensation program for the NEOs historically consisted of base salary and incentive compensation delivered in the form of an annual cash bonus and long-term incentive compensation in the form of either equity-based awards in the form of Class C Units of Warehouse or the Warehouse Phantom Awards, each as described below:

CEO and Chairman Compensation—Mr. Cohen did not receive any cash compensation from either Symbotic LLC or Warehouse for his service as Chairman of the Warehouse Board or as an employee and Chief Executive Officer of Symbotic LLC.

Base Salary—Base salary is paid to attract and retain qualified talent and is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and performance. For each of Messrs. Ernst and Dunn, base salary for 2021 was $375,000 and $350,000, respectively. As noted above, no base salary is paid to Mr. Cohen.

Annual Cash Bonus—Annual cash bonuses are paid to incentivize the Named Executive Officers (excluding Mr. Cohen) in recognition of performance for the fiscal year and historically were paid at the discretion of the Warehouse Board. For the fiscal year ended September 25, 2021, the target bonus opportunity for each of Messrs. Ernst and Dunn as a percentage of annual base salary was 50% and 100%, respectively. Based on actual performance results with respect to (1) final acceptance of a Proof-of-Concept system for Walmart (achieved in April 2021), (2) achievement of milestones for the next generation of autonomous mobile bots, (3) achievement of milestones for scaling and reducing installation time for systems, (4) achievement of milestones relating to a “connected system” which is a large scale Symbotic system installed in multiple phases in which the phases are connected together to function as one large system and (5) achievement of milestones relating to the establishment and promotion of corporate cultural values, the Warehouse Board determined to pay 2021 bonuses at 100% of target.

Long-Term Incentive Compensation—Symbotic LLC granted long-term incentive awards in the form of Class C Units awarded pursuant to the 2012 Incentive Units Plan and Warehouse Phantom Awards:

•	Class C Units—Class C Units are intended to be structured as profits interests in Warehouse issued to employees, officers and directors of Symbotic LLC pursuant to individual equity grant agreements.

Executives generally receive Class C Units that vest ratably over five years, subject to continued employment. Upon a change in control (as defined in the applicable award agreement), outstanding awards of Class C Units will accelerate such that 50% of the then unvested units at the time of the change in control vest. The transactions contemplated by the Merger Agreement are not expected to constitute a change in control for purposes of the Class C Units. Pursuant to the terms of the Warehouse LLCA, a trust of which members of Mr. Cohen’s family are the beneficiaries holds a residual interest in any Class C Units that are not awarded to, or are forfeited by or repurchased from, current or former employees or other service providers from time to time. Messrs. Ernst and Dunn did not receive any grants of Class C Units, during the fiscal year ended September 25, 2021.

•

Warehouse Phantom Awards—The Warehouse Phantom Awards were awarded under two plans: (1) the 2012 Value Appreciation Plan as amended (“VAP”) and (2) the 2018 Long Term Incentive Plan as amended (“LTIP”). The VAP provides the holder of the award an opportunity to receive a cash payment valued by reference to a fraction of the fair market value of a Class C Unit, which generally vests ratably over five years, subject to continued employment. Vested portions of VAP awards can be exercised by the holder during an annual exercise period in January of each year, provided that certain performance metrics relating to the first achievement of annual revenue, cash flow and EBITDA targets have been met, with the achievement of each exercisability trigger permitting one third of vested units to be exercised (such that all three exercisability triggers must be achieved in order for 100% of the VAP units in a given award to be exercisable). As of September 25, 2021, two of the three exercisability triggers have been achieved. Exercised awards are paid in cash on an annual payment date in February or March. Vested and outstanding awards under the VAP are paid upon a change in control and unvested awards are cancelled without payment. The LTIP provides the holder of the award an opportunity to receive a cash payment valued by reference to the value of Warehouse determined by a formula based on the company’s revenue and EBITDA, which generally vests ratably over five years, subject to continued employment and subject to Warehouse achieving positive EBITDA for the fiscal year ending during the calendar year in which the award becomes fully vested. Awards under the LTIP vest upon a change in control if the awards are not assumed or substituted, or upon a termination due to death, disability, retirement or without cause within two years following a change in control. The transactions contemplated by the Merger Agreement are not expected to constitute a change in control for purposes of the Warehouse Phantom Awards. The Incentive Compensation Plan provides that Symbotic may exchange the Warehouse Phantom Awards outstanding prior to the consummation of the Business Combination, including those held by the NEOs, for equity awards under the Incentive Compensation Plan.

Executive Offer Letters

Mr. Ernst is party to an offer letter with Symbotic LLC, dated as of September 1, 2020 (the “Ernst Offer Letter”) that sets forth the terms of Mr. Ernst’s employment, including his initial base salary, a target bonus in the amount of 50% of base salary, and the severance payments and benefits described below under “—Potential Payments Upon Termination or Change of Control.” The Ernst Offer Letter also provides for the grant of Class C Units equal to 0.25% of the current common units of Warehouse on a fully diluted basis that would vest 20% on the first anniversary of his start date and 5% per quarter thereafter commencing three months after the first anniversary of his start date. Any unvested portion of the award will be forfeited upon Mr. Ernst’s termination of employment for any reason.

Mr. Dunn is party to an offer letter with Symbotic LLC, dated as of April 21, 2017 (the “Dunn Offer Letter”) that sets forth the terms of Mr. Dunn’s employment, including his initial base salary, eligibility to participate in Symbotic LLC’s sales incentive plan and initial target bonus in such plan, and the severance payments and benefits described below under “—Potential Payments Upon Termination or Change of Control.” The Dunn Offer Letter also provides for the grant of 275,000 VAP units that vested 20% on the first anniversary of the grant date and 5% over the remaining 16 quarters, as well as, with respect to 50,000 of the VAP units, achievement of certain sales incentive goals with respect to the 2018 fiscal year. The exercisability of such VAP units is subject to the achievement of certain performance metrics related to Symbotic LLC’s annual revenue, cash flow and EBITDA.

Benefits and Perquisites

The Named Executive Officers participate in employee benefits programs available to Symbotic LLC employees generally, including a 401(k) plan and health and welfare programs. Pursuant to Symbotic LLC’s 401(k) plan, Symbotic LLC matches 100% of each dollar contributed by a participant up to the first 3% of eligible compensation and 50% of each dollar contributed by a participant above 3% and up to the first 5% of eligible compensation, subject to limits under the Code.

In addition, Named Executive Officers that are unitholders of Warehouse, including as a result of the Class C Units held by such Named Executive Officer, participate in the Member Program Symbotic LLC established for recipients of Class C Units. Participants in the Member Program receive certain benefits, including an annual tax preparation allowance of $10,000 for a tax advisor that is paid in pro-rata bi-weekly installments and an adjustment payment to cover social security and Medicare taxes that would have been paid by Symbotic LLC if the holder was considered an employee instead of a member of Warehouse. Symbotic LLC also provides participants in the Member Program with payments to cover the tax associated with the tax preparation allowance and member adjustments, as well as a separate state tax adjustment to address the higher state income tax rates that participants will pay to states other than where they reside as a result of such participant’s partner status.

Summary Compensation Table

Name and Position	Fiscal Year	Salary ($)	Bonus ($)	All Other Compensation ($)(1)	Total ($)
Richard B. Cohen	2021	—	—	—	—
Chairman and Chief Executive Officer
Thomas Ernst	2021	$370,673	$187,500	$72,347	$630,520
Chief Financial Officer
Michael Dunn	2021	$350,000	$350,000	$11,600	$711,600
Vice President, Sales, Marketing & Product Strategy

(1)

The items comprising “All Other Compensation” for 2021 are 401(k) plan employer contributions and benefits provided pursuant to the Member Program, as discussed in greater detail below in “—Benefits and Perquisites,” including the annual tax preparation allowance, member adjustments and tax payments paid to holders of Class C Units.

Outstanding Equity Awards at Fiscal 2021 Year End

The following table presents information regarding outstanding unvested Class C Unit awards and awards based on the value of Class C Units held by the Named Executive Officers as of September 25, 2021.

			Option Awards						Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units that Have Not Vested (#)	Market Value of Shares or Units that Have Not Vested ($)
Richard B. Cohen(1)	—		—	—	—	—		—	—		—
Thomas Ernst	9/10/2020	(2)	—	—	—	—		—	12,852	$
Michael Dunn	5/13/2017	(3)	120,000	30,000	75,000	$0	(4)	5/13/2027	—		—
	5/13/2017	(3)	26,666.7	6,666.7	16,666.7	$0	(4)	5/13/2027
	6/29/2018	(5)	175,219.2	43,804.8	109,512	$0	(4)	6/29/2028

(1)

The equity held indirectly by Mr. Cohen pursuant to a residual interest in Class C Units to the extent such Class C Units are not awarded to employees or other service providers from time to time, is not set forth in this table because such interest is fully vested and is not awarded as compensation.

(2)	The Class C Units held by Mr. Ernst that were unvested as of September 25, 2021 vest over 16 quarters on the 10th of each December, March, June and September commencing on December 10, 2021.
(3)

Represents grants of 225,000 and 50,000 VAP units, in each case, granted in connection with Mr. Dunn’s commencement of employment pursuant to the Dunn Offer Letter that vested 20% upon the first anniversary of the grant date and 5% on the last day of each calendar quarter beginning on the first full quarter following the first anniversary of the grant date (the “Dunn Sign On Award”). Vested VAP units granted pursuant to the Dunn Sign On Award may be exercised once exercisability triggers are met. The 50,000 VAP unit grant was subject to an additional performance vesting requirement regarding the achievement of certain sales incentive plan metrics with respect to fiscal year 2018, which were met. As of September 25, 2021, 80% of the VAP units pursuant to the Dunn Sign On Awards had vested and two-thirds of such vested VAP units were exercisable.

(4)

Because awards under the VAP are appreciation-focused awards, amounts set forth in this column represent the “Initial Value” of the applicable VAP units, which represents the fair market value of the VAP units on the grant date. A holder is eligible to receive a payment upon exercise of or payment in respect of their VAP units equal to the excess of the fair market value as of the time determined pursuant to the plan and award agreement over the initial value set forth in this column, subject to the terms and conditions of the plan and the holder’s award agreement.

(5)

Represents grant of 328,536 VAP units, which vest using the same vesting schedule and vesting dates as the Dunn Sign On Award. As of September 25, 2021, 80% of these VAP units had vested and two-thirds of such vested VAP units were exercisable.

Potential Payments Upon Termination or Change of Control

As discussed under “—Overview—Long-Term Incentive Compensation,” the Class C Units and Warehouse Phantom Awards held by the NEOs vest upon certain terminations of employment or in the event that certain awards are not assumed or substituted in connection with a change of control. Pursuant to the Ernst Offer Letter, upon a termination of Mr. Ernst’s employment without cause (as defined in the non-competition agreement between Mr. Ernst and Symbotic LLC), Mr. Ernst is entitled to 12 months of continued base salary payments, subject to Mr. Ernst’s execution of a release of claims. Pursuant to the Dunn Offer Letter, upon a termination of Mr. Dunn’s employment without cause, Mr. Dunn is entitled, subject to executing a release of claims, to (i) continued payments of his base salary and payments to Symbotic LLC’s benefits provider in the amount of the excess of the COBRA rate over the employee contribution rate, each for the lesser of 12 months or until the date that Mr. Dunn commences employment with a new employer and (ii) a pro-rated bonus for the year of termination based on the length of time employed based on actual performance, to be paid at the time that such bonus would ordinarily be paid.

The Post-Combination Company intends to adopt an Executive Severance Plan to ensure that the Post-Combination Company will have the dedication of key executives of the company, including in connection with a future change in control of the Post-Combination Company. Symbotic expects that the Executive Severance Plan will provide market competitive severance benefits to members of senior management who experience a termination of employment without cause or a resignation for good reason. The terms of any Executive Severance Plan have not been determined.

Post-Combination Company Executive Compensation

Following the Closing, the Post-Combination Company intends to develop an executive compensation program that is designed to align compensation with the Post-Combination Company’s business objectives and the creation of stockholder value, while enabling the Post-Combination Company to attract, motivate and retain individuals who contribute to the long-term success of the Post-Combination Company. Decisions on the executive compensation program will be made by the compensation committee of the board of directors.

Director Compensation

Mr. Cohen is the sole member of the Warehouse Board before the consummation of the Business Combination and does not receive any compensation for his service as such.

The Post-Combination Company intends to approve and implement a compensation program for the Post-Combination Company’s non-employee directors in connection with its transition to becoming a publicly traded company.

Incentive Compensation Plan and ESPP

Prior to the consummation of the Business Combination, we expect that our Board will approve and adopt, subject to shareholder approval, the Incentive Compensation Plan, under which we would be authorized to grant cash and equity incentive awards to eligible employees in order to attract, motivate and retain the talent for which we compete. Additionally, we expect that our Board will approve and adopt, subject to shareholder approval, the ESPP to allow employees to acquire an ownership interest in the Post-Combination Company. Copies of the Incentive Compensation Plan and ESPP are attached to this proxy statement/prospectus as Annex D and Annex E, respectively, and the material terms of the plans are summarized at “Proposal No. 8—The Incentive Compensation Plan Proposal” and “Proposal No. 9—The ESPP Proposal.”

THE BUSINESS COMBINATION

The following is a discussion of the Business Combination and the material terms of the Merger Agreement among SVF 3, Warehouse, Merger Sub and Symbotic Holdings. You are urged to read carefully the Merger Agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about SVF 3 or Warehouse. Such information can be found elsewhere in this proxy statement/prospectus.

Transaction Summary

Below is a step-by-step list illustrating the material events relating to the Company Reorganization and Business Combination. Each of these events, as well as any conditions to their consummation, is discussed in more detail elsewhere in this proxy statement/prospectus.

•	Step 1—Company Reorganization—Warehouse will merge with and into Symbotic Holdings, with Symbotic Holdings surviving the merger as Interim Symbotic.

•	Step 2—Domestication—SVF 3 will transfer by way of continuation from the Cayman Islands and domesticate as a Delaware corporation.

•	Step 3—PIPE Investment—The Subscribers will purchase an aggregate of 20,500,000 shares of Class A common stock at a purchase price of $10.00 per share for an aggregate purchase price of $205,000,000.

•	Step 4—Forward Purchase—The Forward Purchase Investor will purchase 20,000,000 shares of Class A common stock at a purchase price of $10.00 per share for an aggregate purchase price of $200,000,000.

•	Step 5—Merger—Merger Sub will merge with and into Interim Symbotic, with Interim Symbotic surviving the merger as a subsidiary of the Post-Combination Company.

•

Step 6—Unit Purchase—The Post-Combination Company will purchase from affiliated entities and trusts of the Symbotic Founder and his family members an aggregate number of New Symbotic Holdings Common Units equal to the Repurchase Amount divided by $10.00.

Organizational Structure

The following diagrams illustrate in simplified terms the organizational structure of Warehouse and SVF 3 prior to the Company Reorganization and Business Combination, and the expected organizational structure of the Post-Combination Company immediately following the closing of the Business Combination, both under the No Redemption and Maximum Redemption scenarios.

Warehouse prior to the Company Reorganization and Business Combination

SVF 3 prior to the Company Reorganization and Business Combination

The Post-Combination Company immediately following the closing of the Business Combination (No Redemption scenario)

The Post-Combination Company immediately following the closing of the Business Combination (Maximum Redemption scenario)

Merger Agreement

On December 12, 2021, SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability, entered into an Agreement and Plan of Merger with Warehouse Technologies LLC, a New Hampshire limited liability company, Symbotic Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Warehouse, and Saturn Acquisition (DE) Corp., a Delaware corporation and a wholly owned subsidiary of SVF 3.

Pursuant to the terms of the Merger Agreement, a business combination between SVF 3 and Warehouse will be effected, subject to the effectiveness of the Company Reorganization and the Domestication, through the merger of Merger Sub with and into Interim Symbotic, with Interim Symbotic as the surviving company.

Subject to the receipt of the requisite approval of the unitholders of Warehouse, prior to the Effective Time, Warehouse will merge with and into Symbotic Holdings, with Symbotic Holdings as the surviving company pursuant to a merger agreement executed contemporaneously with the Merger Agreement. Upon the effectiveness of the Company Reorganization, all the outstanding common and preferred units of Warehouse (other than Warehouse Dissenting Units) will be converted into the right to receive Interim Symbotic Common Units.

Subject to the receipt of the requisite approval of the stockholders of SVF 3, on the closing date of the transactions contemplated by the Merger Agreement, but prior to the Effective Time, SVF 3 will transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation. At the effective time of the Domestication, each Class A ordinary share, par value $0.0001 per share, of SVF 3 that is issued and outstanding immediately prior to the Domestication will be converted into one share of the Post-Combination Company’s Class A common stock, and each Class B ordinary share, par value $0.0001 per share, of SVF 3 that is issued and outstanding immediately prior to the Domestication will be converted into one share one share of the Post-Combination Company’s Class B common stock. The Post-Combination Company’s Class B common stock will automatically convert into the Post-Combination Company’s Class A common stock at the Effective Time.

See “The Merger Agreement” for a more complete description of the terms of the Merger Agreement.

Other Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The Equityholders Support Agreement, Sponsor Support Agreement, Sponsor Letter Agreement, Unit Purchase Agreement, form of Tax Receivable Agreement, form of Registration Rights Agreement, form of Subscription Agreement and form of New Symbotic Holdings LLC Agreement are attached hereto as Annex G, Annex H, Annex I, Annex J, Annex K, Annex L, Annex M, and Annex N, respectively. Stockholders and other interested parties are urged to read such agreements in their entirety prior to voting on the proposals presented at the Extraordinary General Meeting.

Equityholders Support Agreement

In connection with the execution of the Merger Agreement, SVF 3 and Warehouse entered into the Equityholders Support Agreement with the Requisite Equityholders, which collectively hold Warehouse Units representing a majority of the voting power of each class of the issued and outstanding Warehouse Units. The Equityholders Support Agreement provides, among other things, that as promptly as reasonably practicable (and in any event, within 48 hours) after the registration statement of which this proxy statement/prospectus is a part becomes effective under the Securities Act, each Requisite Equityholder will validly execute and deliver to Warehouse a written consent in respect of all Warehouse Units held by such Requisite Equityholder adopting and approving the Company Merger Agreement, the Merger Agreement, and the transactions contemplated thereby, including the Company Reorganization and the Business Combination. Each Requisite Equityholder agreed that if a meeting of the Warehouse unitholders is held with respect to the Business Combination, such Requisite Equityholder will appear at such meeting or otherwise cause such Requisite Equityholder’s Warehouse Units to be counted as present thereat for the purpose of establishing a quorum. Each Requisite Equityholder also agreed to vote (or execute and return an action by written consent) all of the Warehouse Units held by such Requisite Equityholder against any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination or merger, other than with SVF 3, its shareholders and/or their respective affiliates and representatives, and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any covenant, representation or warranty or other obligation or agreement of Warehouse or Symbotic Holdings, as applicable, contained in the Merger Agreement or the Equityholders Support Agreement or result in any of the conditions to closing in the Merger Agreement not being fulfilled. Each Requisite Equityholder further agreed not to transfer such Requisite Equityholder’s Warehouse Units except in certain permitted transfers under the Equityholders Support Agreement.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor, the directors and officers of SVF 3 and Warehouse entered into the Sponsor Support Agreement whereby each of the Sponsor and the SVF Insiders agreed to vote their Class A ordinary shares and Founder Shares in favor of the Business Combination and each other proposal related to the Business Combination included in the agenda for the Extraordinary General Meeting. The Sponsor and the SVF Insiders also agreed that when the Extraordinary General Meeting is held, they will appear at such meeting or otherwise cause their Class A ordinary shares and Founder Shares to be counted as present thereat for the purpose of establishing a quorum. The Sponsor and SVF Insiders further agreed that they will vote their Class A ordinary shares and Founder Shares against any business combination, other than with Warehouse, its members and/or their respective affiliates and representatives, and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any covenant, representation or warranty or other obligation or agreement of SVF 3, Merger Sub, the Sponsor or the SVF Insiders, as applicable, contained in the Merger Agreement, the Subscription Agreements or the Sponsor Support Agreement or result in any of the conditions to closing in the Merger Agreement not being fulfilled, and vote their Class A ordinary shares and Founder Shares against any change in business, management or the board of directors of SVF 3 (other than in connection with the Business Combination and the other proposals related to the Business Combination).

The Sponsor and SVF Insiders have also agreed not to redeem any Class A ordinary shares or Founder Shares owned by them. Further, prior to the valid termination of the Merger Agreement pursuant to its terms, the parties to the Sponsor Support Agreement will take all actions and do all things reasonably necessary under applicable laws and advisable to consummate the Business Combination on the terms and subject to the conditions set forth in the Merger Agreement. The obligations of the Sponsor in the Sponsor Support Agreement shall apply whether or not the Business Combination is recommended by the SVF 3 Board.

Sponsor Letter Agreement

In connection with the execution of the Merger Agreement, the Sponsor, the SVF Insiders, SVF 3 and Warehouse entered into the Sponsor Letter Agreement pursuant to which the Sponsor and the SVF Insiders agreed, subject to certain exceptions, not to transfer any of (a) the SVF 3 Class B ordinary shares and any securities into which such shares are converted in connection with the Closing and (b) the Private Placement Shares (but for the avoidance of doubt, not including any of the Post-Combination Company’s Class A common stock issued to Sponsor or any of its affiliates on the Closing Date pursuant to a Subscription Agreement or the Forward Purchase Agreement) until the earlier of (i) one year after the completion of the Business Combination and (ii) the date following the completion of the Business Combination on which the Post-Combination Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Post-Combination Company’s shareholders having the right to exchange their common stock for cash, securities or other property (such period set forth in the foregoing clauses (i) and (ii), the “Sponsor Shares Lock-up Period”). Notwithstanding the foregoing, if, subsequent to the Business Combination, the last reported sale price of the Post-Combination Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Business Combination, the Sponsor Shares shall be released from the foregoing lock-up.

The parties to the Sponsor Letter Agreement have also agreed that certain of the Sponsor Shares shall be unvested and shall be subject to certain performance-based vesting provisions described below. The Sponsor has agreed, subject to certain exceptions, not to transfer any unvested Sponsor Shares prior to the date such securities become vested. Pursuant to the Sponsor Letter Agreement, (i) 60% of the Sponsor Shares will vest at the Closing, (ii) 20% of the Sponsor Shares will vest at such time as Triggering Event I occurs on or before the seventh anniversary of the Closing, and (iii) 20% of the Sponsor Shares will vest at such time as Triggering Event II occurs on or before the seventh anniversary of the Closing. Any Sponsor Shares that remain unvested after the seventh anniversary of the Closing shall be forfeited.

In the event the Post-Combination Company enters into a binding agreement on or before (a) the seventh anniversary of the Closing and (b) the occurrence of Triggering Event I and/or Triggering Event II, related to certain sale transactions involving the outstanding voting equity securities of the Post-Combination Company or all or substantially all of the assets of the Post-Combination Company, (i) the $12.00 Threshold Shares (to the extent Triggering Event I has not occurred) shall vest on the day prior to the closing of such sale transaction if the per share price implied in such transaction is equal to or greater than $12.00, and (ii) the $14.00 Threshold Shares (to the extent Triggering Event II has not occurred) shall vest on the day prior to the closing of such sale transaction if the per share price implied in such transaction is equal to or greater than $14.00.

The Sponsor Letter Agreement also provides that following the Closing, SVF 3 will cease all use of the name “SVF,” including as part of its corporate name, subject to specified permitted uses.

The Sponsor Letter Agreement shall terminate upon the earliest to occur of (a) the later of (i) the earlier of (x) a Triggering Event II and (y) the seventh anniversary of the Closing and, in either case, the performance by SVF 3 and Sponsor of the last obligation required to be performed by it following Triggering Event II or the seventh anniversary of the Closing, as applicable and (ii) the expiration of the Sponsor Shares Lock-up Period, (b) the termination of the Merger Agreement in accordance with its terms prior to the Closing, and (c) the time the Sponsor Letter Agreement is terminated upon the mutual written agreement of the parties thereto.

Unit Purchase Agreement

In connection with the execution of the Merger Agreement, SVF 3, Warehouse, Symbotic Holdings, and certain affiliated entities and trusts of the Symbotic Founder and his family members entered into the Unit Purchase Agreement. The Unit Purchase Agreement provides that following the Closing but on the Closing Date, SVF 3 shall purchase from the Sellers an aggregate number of New Symbotic Holdings Common Units equal to the Repurchase Amount without any deductions or setoff, divided by $10.00, in each case, at a price of $10.00 per Purchase Unit in cash. Concurrently with the purchase of the Purchase Units, an equal number of shares of the Post-Combination Company’s Class V-3 common stock held by the Sellers will automatically and simultaneously be transferred to the Post-Combination Company and the Post-Combination Company shall cancel such shares of the Post-Combination Company’s Class V-3 common stock.

Tax Receivable Agreement

In connection with the Closing, SVF 3 will enter into the Tax Receivable Agreement, which will generally provide for the payment by the Post-Combination Company to the TRA Holders of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that the Post-Combination Company actually realizes (or are deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of New Symbotic Holdings that is allocable to the relevant New Symbotic Holdings Common Units, (ii) any step-up in tax basis in New Symbotic Holdings’ assets resulting from (a) certain purchases of New Symbotic Holdings Common Units (including the purchases of the Purchase Units pursuant to the Unit Purchase Agreement), (b) future exchanges of New Symbotic Holdings Common Units for cash or shares of the Post-Combination Company’s Class A common stock, (c) certain distributions (if any) by New Symbotic Holdings and (d) payments under the Tax Receivable Agreement (iii) tax benefits related to imputed interest deemed to be paid by the Post-Combination Company as a result of payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Post-Combination Company exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur. These payments are the Post-Combination Company’s obligation and not that of New Symbotic Holdings.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Post-Combination Company exercises its early termination rights under the Tax Receivable Agreement, (ii) the Post-Combination Company experiences certain changes of control (as described in the Tax Receivable Agreement) or (iii) the Post-Combination Company breaches any of the Post-Combination Company’s material obligations under the

Tax Receivable Agreement, the Post-Combination Company’s obligations under the Tax Receivable Agreement may accelerate and we could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Post-Combination Company’s future taxable income.

Payments under the Tax Receivable Agreement will generally be made pro rata among all TRA Holders entitled to payments on an annual basis to the extent the Post-Combination Company has sufficient taxable income to utilize the increased depreciation and amortization deductions. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared, which typically occurs within 90 days after the end of the applicable calendar year. The Post-Combination Company expects to make payments under the Tax Receivable Agreement, to the extent they are required, within 125 days after its federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to SOFR plus 100 basis points from the due date (without extensions) of such tax return.

Registration Rights Agreement

The Merger Agreement contemplates that, in connection with the consummation of the Business Combination, Symbotic Inc. will enter into the A&R Registration Rights Agreement with the Sponsor, certain independent directors of SVF 3 (the “SPAC Independent Directors”) and certain legacy Warehouse unitholders (the “Symbotic Equityholders,” and together with the Sponsor and the SPAC Independent Directors, the “Registration Rights Holders”). Pursuant to the A&R Registration Rights Agreement, the Post-Combination Company will agree to file a shelf registration statement with respect to the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the Registration Rights Holders within 45 days of the date of the A&R Registration Rights Agreement. Up to three times in any 12-month period, certain of the Symbotic Equityholders and the Sponsor(including their respective permitted transferees) may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the shelf registration statement, so long as the total offering price is reasonably expected to exceed $25,000,000. The A&R Registration Rights Agreement will provide for customary “demand” and “piggyback” registration rights. The A&R Registration Rights Agreement will provide that the Post-Combination Company will pay certain expenses relating to such registrations and indemnify the equityholders party thereto against certain liabilities.

Further, each of the Symbotic Equityholders will agree that it will not transfer any New Symbotic Holdings Common Units (or shares of the Post-Combination Company’s Class A common stock received in exchange therefor) for one year after the Closing Date (in the case of Symbotic Director Equityholders) or 180 days after the Closing Date (in the case of Symbotic Officer Equityholders), subject in each case to exceptions set out in the A&R Registration Rights Agreement. Notwithstanding this provision, the Symbotic Equityholders and their respective permitted transferees may make transfers during the lock-up period: (i) to Symbotic Inc.’s or New Symbotic Holdings’ officers or directors, any affiliate or family member of any of Symbotic Inc.’s or New Symbotic Holdings’ officers or directors; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) if otherwise permitted under the New Symbotic Holdings LLC Agreement; provided, however, that in the case of clauses (i) through (v), any such permitted transferees must enter into a written agreement agreeing to be bound by the foregoing transfer restrictions.

Subscription Agreements

In connection with the execution of the Merger Agreement, SVF 3 entered into Subscription Agreements with certain parties subscribing for shares of the Post-Combination Company’s Class A common stock pursuant to which the Subscribers have agreed to purchase, and SVF 3 has agreed to sell the Subscribers, an aggregate of 20,500,000 shares of the Post-Combination Company’s Class A common stock, at a purchase price of $10.00 per share for an aggregate purchase price of $205,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

SVF 3 has agreed, pursuant to the Subscription Agreements, to use commercially reasonable efforts to register the resale of such shares of Post-Combination Company’s Class A common stock pursuant to a registration statement after the Closing Date.

The Post-Combination Company’s Class A common stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act, and will be issued in reliance on the availability of an exemption from registration. The proceeds from the PIPE Investment will be paid to Post-Combination Company and subsequently contributed to Symbotic Holdings in connection with the Business Combination. Each Subscription Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the mutual written agreement of each of the parties to such Subscription Agreement, and (iii) July 10, 2022 (unless such date is extended pursuant to the terms of such Subscription Agreement) if the Closing has not yet occurred.

New Symbotic Holdings LLC Agreement

Following the Closing, the Post-Combination Company will operate its business through New Symbotic Holdings. At the Closing, Symbotic Holdings, the Post-Combination Company and the other unitholders of Symbotic Holdings will enter into the New Symbotic Holdings LLC Agreement. The operations of Symbotic Holdings, and the rights and obligations of its unitholders, will be set forth in the New Symbotic Holdings LLC Agreement.

Management of New Symbotic Holdings

Except as otherwise provided in the New Symbotic Holdings LLC Agreement, (i) all management powers over the business and affairs of New Symbotic Holdings shall be exclusively vested in the Post-Combination Company, as the sole managing member of New Symbotic Holdings, (ii) the Post-Combination Company shall conduct, direct and exercise full control over all activities of New Symbotic Holdings and (iii) no other member shall have any right, authority or power to vote, consent or approve any matter. The Post-Combination Company may resign at any time by giving written notice to the members with vacancies to be filled by the Post-Combination Company. The members have no right under the New Symbotic Holdings LLC Agreement to remove or replace Symbotic Inc. as manager or fill any vacancy in the position of manager. Subject to limited exceptions, the Post-Combination Company may not transfer its interests in New Symbotic Holdings.

Redemption Rights

Following the Closing, each New Symbotic Holdings Common Unit may be redeemed by the holder thereof for shares of Class A common stock, par value $0.0001 per share, of the Post-Combination Company (or an equivalent amount in cash, at the option of the Post-Combination Company, subject to the provisions of the New Symbotic Holdings LLC Agreement) at a value equal to the arithmetic mean of the volume-weighted average price of a share of the Post-Combination Company’s Class A common stock for the full five trading days immediately prior to the redemption date, subject to certain exceptions. Upon such redemption, a number of shares of the Post-Combination Company’s Class V-3 common stock or Class V-1 common stock, as applicable, equal to the number of the redeemed New Symbotic Holdings Common Units, will be transferred to the Post-Combination Company and cancelled by the Post-Combination Company.

In addition, the Post-Combination Company generally will have the right to require, in connection with a change of control of the Post-Combination Company, each New Symbotic Holdings Unitholder to effect a redemption of all or a portion of such member’s New Symbotic Holdings Common Units together with an equal number of shares of Class V-1 common stock or Class V-3 common stock, as applicable, pursuant to which such units and such shares will be exchanged for shares of Class A common stock (or economically equivalent cash or securities of a successor entity).

Distributions and Allocations

Subject to the obligations of New Symbotic Holdings to make tax distributions and to reimburse the Post-Combination Company for certain expenses, the Post-Combination Company will have the right to determine when distributions will be made to holders of New Symbotic Holdings Common Units and the amount of any such distributions. Following the Closing, if the Post-Combination Company authorizes a distribution, such distribution will be made to the holders of New Symbotic Common Units on a pro rata basis in accordance with their respective percentage ownership of vested New Symbotic Common Units.

The holders of New Symbotic Common Units, including the Post-Combination Company, will generally incur U.S. federal, state and local income taxes on their share of any net taxable income of New Symbotic Holdings. Net income and losses of New Symbotic Holdings generally will be allocated to the holders of New Symbotic Common Units on a pro rata basis in accordance with their respective percentage ownership of New Symbotic Common Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss, or deduction be allocated disproportionately in certain circumstances. To the extent the funds of New Symbotic Holdings are legally available for distribution, and subject to any restrictions contained in any credit agreement to which Symbotic Holdings or its subsidiaries is bound and certain limitations set forth in the New Symbotic Holdings LLC Agreement, the New Symbotic LLC Agreement will require New Symbotic Holdings to make pro rata cash distributions to the holders of New Symbotic Common Units, including the Post-Combination Company, in an amount generally intended to allow the holders of New Symbotic Common Units to satisfy their respective income tax liabilities with respect to their allocable share of the income of New Symbotic Holdings.

Issuance of Additional Units

Except as otherwise provided in the New Symbotic Holdings LLC Agreement, New Symbotic Holdings and the Post-Combination Company will undertake all actions with respect to the New Symbotic Holdings Common Units and the Post-Combination Company’s Class A common stock, or Class V-1 common stock or Class V-3 common stock, as applicable, to maintain at all times (i) a one-to-one ratio between the number of New Symbotic Holdings Common Units owned by the Post-Combination Company and the number of outstanding shares of the Post-Combination Company’s Class A common stock, in the aggregate, and (ii) a one-to-one ratio between the number of New Symbotic Holdings Common Units owned by each member (other than the Post-Combination Company), directly or indirectly, and the number of outstanding shares of the Post-Combination Company’s Class V-1 common stock or Class V-3 common stock, as applicable, owned by such member, directly or indirectly, in each case of clause (i) and (ii), disregarding certain unvested and other equity described in the New Symbotic Holdings LLC Agreement.

Dissolution

New Symbotic Holdings will dissolve, and its affairs shall be wound up, upon (i) the decision of the Post-Combination Company together with the written approval of all other members to dissolve New Symbotic Holdings, (ii) a dissolution of Symbotic Holdings under Section 18-801(4) of the Delaware Limited Liability Company Act, unless New Symbotic Holdings is continued without dissolution pursuant thereto; or (iii) the entry of a decree of judicial dissolution of New Symbotic Holdings under Section 18-802 of the Delaware Limited Liability Company Act. Upon dissolution, New Symbotic Holdings will be liquidated and the proceeds from any liquidation will be applied and distributed, first, to creditors other than the members in satisfaction of the liabilities of New Symbotic Holdings, and second, to the members pro rata basis in accordance with their respective percentage ownership of New Symbotic Common Units.

Unaudited Prospective Financial Information of Symbotic

Symbotic does not as a matter of course make public projections as to future sales, earnings or other results. However, Warehouse’s management prepared and provided to Warehouse’s board of managers, Warehouse’s financial advisors and SVF 3 certain internal, unaudited prospective financial information in connection with the evaluation of the Business Combination. Warehouse’s management prepared such financial information based on their judgment and assumptions regarding the future financial performance of Symbotic. The inclusion of the below information should not be regarded as an indication that Symbotic or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Warehouse’s management, including, among other things, the matters described in the sections entitled “Forward-Looking Statements” and “Risk Factors.” Symbotic believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information Symbotic had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Symbotic’s business, industry performance, the regulatory environment, and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Warehouse’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Symbotic. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Symbotic’s independent auditors, nor any other independent accountants, have complied, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

Except as required by applicable securities laws, Symbotic does not intend to make publicly available any update or other revision to the prospective financial information. The prospective financial information does not take into account any circumstances or events occurring after the date that information was prepared. Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth below. None of Symbotic, SVF 3 nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Warehouse unitholder, SVF 3 shareholder or any other person regarding ultimate performance compared to the information contained in the prospective financial information or that financial and operating results will be achieved.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Symbotic may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of such financial measures.

The following table sets forth certain summarized prospective financial information regarding Symbotic for fiscal years ending in 2021, 2022, 2023, 2024 and 2025:

	Forecast Fiscal Year Ending
(USD in millions)	2021E	2022E	2023E	2024E	2025E
Revenue	$211	$433	$832	$1,448	$2,207
Gross Profit	$4	$102	$223	$436	$652
Adjusted EBITDA(1)	$(99)	$(38)	$74	$278	$486

(1)

Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is calculated as EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted to exclude certain unusual or non-recurring items, certain non-cash items and other items that are not indicative of ongoing operations (including unit-based compensation and business combination transaction expenses). For a historical reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure of net income, please see the section titled “Symbotic’s Management’s Discussion and Analysis of Financial Condition and Results Of Operations.”

The Symbotic prospective financial information was prepared using a number of assumptions, including the following assumptions that Warehouse’s management believed to be material:

•

Prospective financial information relating to revenue is based on a variety of operational assumptions, including expansion within our current customer base, existing sales pipeline opportunities, and new sales opportunities in our strategically addressable markets in addition to contacted backlog of over $5.4 billion with non-changeable, scheduled orders that should produce revenue in excess of projections for FY2022 and FY2023;

•

Prospective financial information relating to gross profit and adjusted EBITDA are based on estimated costs to manufacture and install our systems over time, as well as assumptions on the growth of operating expenses to support the growth of the company. Gross profit visibility is enhanced by the cost structure across the strong majority of our contracted backlog; gross profits have guaranteed minimums with key variable cost items such as labor and steel cost variances being absorbed by the customer.

Background of the Business Combination

The following chronology summarizes certain key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among representatives of SVF 3, Symbotic and other parties.

SVF 3 is a blank check company originally incorporated on December 11, 2020 as a Cayman Islands corporation for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “SVF Business Combination”). The Business Combination with Symbotic is a result of an active search for a potential SVF Business Combination utilizing the global network and investing and transaction experience of SVF 3’s management team and board of directors. The terms of the Merger Agreement are the result of an arm’s length negotiation between representatives of SVF 3 and Symbotic.

Prior to the consummation of the SVF 3 IPO, neither SVF 3, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to a SVF Business Combination.

Following the SVF 3 IPO, SVF 3’s Sponsor, directors and officers and their affiliates commenced an active search for prospective businesses or assets to acquire in a SVF Business Combination. Representatives of SVF 3 were contacted by, and representatives of SVF 3 contacted, numerous individuals, financial advisors and other entities who offered to present ideas for opportunities for a SVF Business Combination. SVF 3’s directors and officers and their affiliates also brought to its attention target business candidates. SVF 3’s acquisition criteria is to seek candidates in the technology-enabled sector, which leverage technology to improve operations.

During this search process, SVF 3 reviewed several target businesses as candidates for a SVF Business Combination and entered into a customary confidentiality agreement with one of those target businesses, Company A, on March 11, 2021. After conducting a high level review of Company A and meeting with its senior management, representatives of SVF 3 and Company A discussed the material terms of a potential SVF Business Combination, including valuation. SVF 3’s Chairman and Chief Executive Officer, Ioannis Pipilis, contacted the other members of the Board to inform them about Company A and of the opportunity for a potential SVF Business Combination with Company A, including the valuation of Company A and the other material terms that he believed would be included in a non-binding letter of intent between the parties. During the period between March 11, 2021 and March 23, 2021, SVF 3 also consulted with Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), its legal counsel, as well as other advisors, regarding the terms of a potential SVF Business Combination with Company A.

On March 23, 2021, SVF 3 and Company A entered into a non-binding letter of intent that established the material terms of a potential SVF Business Combination between Company A and SVF 3, and agreed to a period of 45 days of mutual exclusivity to pursue the potential SVF Business Combination. The terms of the non-binding letter of intent with Company A, including the valuation of Company A, were consistent with the terms that had been previously discussed with members of the Board.

Commencing on April 12, 2021, SVF 3 and Company A held investor meetings with potential investors in a public investment in private equity (“PIPE”) transaction in connection with a SVF Business Combination with Company A.

Between March 23, 2021 and May 27, 2021, SVF 3, with the assistance of its legal counsel and other advisors, continued its due diligence of Company A with respect to business, financial, legal, accounting and other matters.

On May 27, 2021, following further due diligence of Company A and conversations between representatives of SVF 3 and Company A regarding feedback received from potential PIPE investors and other matters, SVF 3 and Company A determined to terminate discussions between the parties regarding a potential SVF Business Combination because of, among other things, a difference in valuation expectations between SVF 3 and Company A. Mr. Pipilis had previously discussed the termination of discussions with Company A with the members of the Board.

Following termination of discussions with Company A and the exclusivity obligations between Company A and SVF 3, SVF 3’s directors and officers and their affiliates resumed their active search for prospective businesses or assets to acquire in a SVF Business Combination. From May 28, 2021 through August 1, 2021, SVF 3 reviewed fourteen potential targets for a SVF Business Combination and entered into one non-disclosure agreement.

From time to time, Mr. Richard B. Cohen, founder and sole manager of the board of managers of Symbotic, along with the management team of Symbotic, reviewed and evaluated potential strategic opportunities and alternatives for Symbotic, with a view toward accelerating the company’s growth. Such opportunities and alternatives included, among other things, private financing transactions, capital markets transactions, commercial transactions and possible strategic investments.

In April 2021, Symbotic entered into an amendment to the Walmart MAA with Walmart, Inc. (“Walmart”), its largest customer, pursuant to which, among other things, Walmart exercised its option under the Walmart MAA to implement certain additional Symbotic systems in its regional distribution centers under an accelerated timeline. In connection with such amendment to the Walmart MAA, Symbotic agreed to issue two warrants to Walmart, each of which would allow Walmart to acquire a number of Warehouse Class A Units equal to 5% ownership in Symbotic (subject to dilution and customary adjustments) upon satisfaction of certain vesting conditions (the “Walmart Warrants”). Also in connection with the issuance of the Walmart Warrants, Symbotic agreed (i) to provide Walmart prior written notice if it decided to explore a public offering, including an initial public offering of Symbotic or a business combination transaction with a special purpose acquisition company (“SPAC”) counterparty, or a substantial sale of more than 25% of the outstanding capital stock or other equity interests of Symbotic, and (ii) to use commercially reasonable efforts to facilitate Walmart’s participation in any PIPE transaction contemplated in connection with a business combination with any SPAC counterparty.

On June 7, 2021, Symbotic entered into an engagement letter with Goldman Sachs & Co. LLC (“Goldman Sachs”) to serve as Symbotic’s exclusive financial advisor in connection with the possible sale of all or a portion of Symbotic to a SPAC counterparty or other buyer.

On June 18, 2021, Symbotic and Mr. Cohen delivered written notice to Walmart of Symbotic’s intention to explore potential strategic alternatives, including with respect to a potential public offering, including a potential SPAC transaction, and requested that Walmart provide notice of its interest in participating in the PIPE Investment in connection therewith within the time frame contemplated by the Walmart MAA, as amended. Walmart expressed interest in participating in the PIPE Investment but did not respond definitively within the time frame expressed by the Walmart MAA.

After Symbotic engaged Goldman Sachs, Symbotic’s management team and representatives of Goldman Sachs commenced an active search for prospective SPAC counterparties. Symbotic’s management and representatives of Goldman Sachs considered and reached out to a number of potential SPAC counterparties that had good reputations, strong industry knowledge and/or technology backgrounds and attractive SPAC vehicle structures. Symbotic entered into non-disclosure agreements with eleven potential counterparties, and delivered management presentations to nine potential counterparties, including funds affiliated with SoftBank Group Corp. (“SoftBank”), which expressed an interest in either a SPAC transaction or a private financing transaction. Between June 22, 2021 and July 14, 2021, management of Symbotic delivered management presentations regarding Symbotic’s business to certain potential counterparties.

On July 6, 2021, representatives of Goldman Sachs, on behalf and at the direction of Symbotic, provided the initial draft of a non-binding term sheet (the “Term Sheet”) to certain potential SPAC counterparties who expressed a desire following Symbotic’s management presentations to continue with the process. The Term Sheet outlined the proposed material terms of a potential SPAC transaction, including with respect to the “Up-C” transaction structure, the terms of the PIPE Investment, the composition of an initial board of the Post-Combination Company and other governance matters, closing conditions for the potential transaction and certain exclusivity rights (excluding any rights of Walmart under Symbotic’s existing agreements with Walmart). Symbotic received bids from three potential SPAC counterparties, not including SVF 3, in connection with the process, ascribing a pre-money equity value to Symbotic, including assuming approximately $380 million in convertible preferred units (approximately $680 million existing convertible preferred units minus a redemption of $300 million paid down in cash) and $180 million cash, of between $3.85 billion and $6.95 billion.

On July 9, 2021, Symbotic provided representatives of SVF 3 with access to a digital data room containing certain detailed financial and legal materials of Symbotic. From July 9, 2021 through December 12, 2021 (the date on which the Merger Agreement was signed), various representatives of each of SVF 3 and Paul, Weiss, conducted due diligence of Symbotic through document review and numerous telephonic conferences with representatives of Symbotic, covering various areas, including, but not limited to, commercial operations, executive compensation and employee benefits, litigation and legal compliance, intellectual property, cybersecurity, data privacy and general corporate matters. SVF 3 subsequently engaged an internationally recognized accounting firm to conduct accounting due diligence of Symbotic and provide an assessment of Symbotic’s public company readiness and another internationally recognized accounting firm to conduct tax due diligence of Symbotic. Additionally, an affiliate of SVF 3 conducted cybersecurity due diligence of Symbotic.

On July 11, 2021, Mr. Cohen and members of Symbotic management held a virtual telephonic meeting with representatives of Goldman Sachs and Sullivan & Cromwell LLP (“S&C”), legal counsel to Symbotic, to discuss the bids received and next steps. Mr. Cohen authorized and directed representatives of Goldman Sachs to provide each of the bidders, as well as an affiliate of SVF 3, with access to additional due diligence and site tours in Symbotic’s Brooksville, Florida facility in order to refine their bids.

On July 15, 2021, representatives of SVF 3 attended a site tour of Symbotic’s Brooksville, Florida facility to conduct additional due diligence and to meet with representatives of Symbotic.

On July 19, 2021, a senior representative of SoftBank and representatives of SVF 3 met telephonically with Mr. Cohen and members of Symbotic’s management team to discuss Symbotic’s business, a potential partnership and the investment opportunity. In the meeting, representatives of SoftBank, SVF 3 and Symbotic discussed financing opportunities, including both public (SPAC) and private funding, ultimately deciding that a SPAC transaction was most aligned with Symbotic’s goals.

Between July 19, 2021 and July 22, 2021, Symbotic also received revised drafts of the Term Sheet and/or oral confirmation of revised proposals from the three other SPAC counterparty bidders.

On July 20, 2021, representatives of SVF 3 met telephonically with representatives of Deutsche Bank Securities Inc. (“Deutsche Bank”) to discuss the potential engagement of Deutsche Bank as SVF 3’s financial advisor in connection with a potential business combination with Symbotic.

Also on July 20, 2021, Symbotic entered into a customary non-disclosure agreement and shared an initial draft of the Term Sheet with SVF 3. SVF 3 reviewed and submitted a revised draft of the Term Sheet to Symbotic on July 22, 2021, which ascribed a pre-money equity value to Symbotic of $4.5 billion. The Term Sheet contemplated a potential PIPE Investment of $100 million, along with the existing forward purchase commitment by Sponsor and its affiliates of $200 million pursuant to the Forward Purchase Agreement, which may be reduced by up to $100 million to allow for additional third-party investors in the PIPE Investment and/or to backstop any redemptions from SVF 3’s shareholders. In addition, among other things, the Term Sheet contemplated a minimum cash condition of $400 million, a mutual closing condition regarding the consummation of the PIPE Investment, and that the Sponsor would subject 40% of its Founder Shares to deferral, with 20% vesting at a price of $11.50 per share and 20% vesting at a price of $13.00 per share. The Board was informed of the opportunity prior to submission of the draft Term Sheet and was provided background materials.

On July 23, 2021, Mr. Cohen and members of Symbotic’s board of advisors held a virtual telephonic meeting with Symbotic management and representatives of Goldman Sachs and S&C to discuss the Term Sheets that had been received to date. Mr. Cohen determined to proceed with SVF 3 given, among other things, the value ascribed to Symbotic by the various bidders, the expected certainty of execution for a potential SPAC transaction with SVF 3, including certainty of funds through the Forward Purchase Agreement, and SoftBank’s strength and reputation and prior investments in the technology and robotics automation industries. Mr. Cohen authorized Symbotic management and its advisors to engage with SVF 3 to negotiate and, if applicable, execute the Term Sheet.

On July 24, 2021, members of management of Symbotic held a telephonic conference with members of management of SVF 3 to discuss certain changes to the Term Sheet. Symbotic subsequently provided a revised draft of the Term Sheet to SVF 3, which contemplated, among other terms, (i) a PIPE Investment of $100 million, (ii) the repurchase by the Post-Combination Company of a certain number of Warehouse Units held by Mr. Cohen or his affiliated trusts, up to a mutually determined cap which would be no less than $300 million, at the closing of the business combination, (iii) a lock-up on executive officers and directors of Symbotic not to exceed 180 days following the closing of the business combination and a lock-up on the Sponsor and its affiliates consistent with their existing one-year lock-up, (iv) the business combination transaction would not be conditioned on the consummation of the PIPE Investment, but would be conditioned on consummation of the transactions contemplated by the Forward Purchase Agreement, (v) the Sponsor would subject 40% of its Founder Shares to deferral, with 20% vesting at a price of $12.00 per share and 20% vesting at a price of $14.00 per share, and (vi) the Post-Combination Company may elect to use the “controlled company” exemption under NASDAQ corporate governance rules.

On July 25, 2021, SVF 3 shared a revised draft of the Term Sheet with Symbotic, which contemplated, among other things, (i) the repurchase by the Post-Combination Company of a certain number of Symbotic units held by Mr. Cohen or his affiliated trusts, up to a mutually determined cap which would be no less than $200 million, at the closing of the business combination, (ii) a lock-up on both the executive officers and directors of Symbotic and the Sponsor and its affiliates consistent with the Sponsor’s existing one-year lock-up, (iii) the business combination would be conditioned on the PIPE Investment having been consummated with proceeds of at least $75 million and the consummation of the transactions contemplated by the Forward Purchase Agreement, (iv) the Post-Combination Company would not be permitted to use the “controlled company” exemption under NASDAQ corporate governance rules and (v) certain changes to the terms of payments under the Tax Receivable Agreement. Representatives of Paul, Weiss and representatives of S&C held a call later on July 25, 2021, to discuss such changes.

On July 26, 2021, the Board met telephonically to discuss Symbotic’s business overview, the investment opportunity and the material terms of the Term Sheet as set out above.

On July 27, 2021, at the direction of Mr. Cohen, S&C shared a revised draft of the Term Sheet with Paul, Weiss, which contemplated, among other things, (i) a lock-up with respect to directors, the Chief Executive Officer and the Chief Financial Officer of Symbotic and the Sponsor and its affiliates consistent with the Sponsor’s existing one-year lock-up, and a lock-up with respect to other executive officers of Symbotic and with respect to Walmart not to exceed 180 days, (ii) Symbotic and SVF 3, after taking into account the advice of their representatives, would mutually determine whether the Post-Combination Company would elect to use the “controlled company” exemption under Nasdaq corporate governance rules, but even if the Post-Combination Company made this election, the Post-Combination Company would have an independent compensation committee and nominating/corporate governance committee, (iii) the business combination would be conditioned on the PIPE Investment having been consummated with proceeds of at least $75 million and the consummation of the transactions contemplated by the Forward Purchase Agreement, (iv) Symbotic would be permitted to convert its existing cash-based incentive awards to, or offer recipients an opportunity to substitute such awards with, stock-based incentive awards of the Post-Combination Company, (v) certain changes to the terms of payments under the Tax Receivable Agreement and (vi) as exceptions to the exclusivity restrictions, Symbotic would be permitted to (x) continue sharing information and negotiating a potential private financing transaction with SoftBank and (y) execute or consummate any transactions with Walmart pursuant to the terms of Symbotic’s existing agreements with Walmart or renegotiate the terms thereof (the “Exclusivity Carve-Outs”).

Between July 27, 2021 and August 2, 2021, representatives of Symbotic, SVF 3, Goldman Sachs and Deutsche Bank held nearly daily telephonic calls to discuss remaining outstanding terms regarding the Business Combination, including, among other things, the impact of the exercise of the Walmart Warrants, a potential earn-out for Warehouse unitholders upon achievement by the Post-Combination Company of certain stock price trading levels, potential redemptions by SVF 3 shareholders and the impact on the transaction, the lock-up period on Symbotic directors and offices and on SVF 3, details regarding the Tax Receivable Agreement, the parameters of the equity plan of the Post-Combination Company, closing conditions related to the PIPE Investment, and the terms of exclusivity and Exclusivity Carve-Outs. Throughout these discussions, the Board was given regular updates on the proposed changes to the material terms of the Term Sheet.

On July 28, 2021, representatives of Symbotic met telephonically with representatives of SVF 3 and Deutsche Bank, during which meeting Symbotic provided detailed information regarding Symbotic’s business, the markets in which Symbotic operates and Symbotic’s business plans.

On August 1, 2021, Paul, Weiss shared a revised draft of the Term Sheet with S&C, which ascribed a pre-money equity value to Symbotic of $4.778 billion, based on the pre-money equity value of Symbotic of $4.5 billion, adjusted to assume the gross exercise by Walmart of the Walmart Warrants, which would be subject to a downward adjustment for the difference between $278 million and the amount of cash received by Symbotic if Walmart did not gross exercise all of the Walmart Warrants. The revised Term Sheet also included an earn-out (the “Seller Earn-Out”) that SVF 3 would issue to Symbotic unitholders up to 20,000,000 additional shares of Class A common stock in three equal tranches, upon the Post-Combination Company achieving, prior to the fifth anniversary of the Closing, $12.00 or $14.00 or, prior to the seventh anniversary of the Closing, $16.00, respectively, as its volume weighted average price per share for any 20 trading days within a 30 consecutive trading day period.

On August 2, 2021, Symbotic and SVF 3 executed the Term Sheet, which sets forth a summary of the material terms of a potential business combination between SVF 3 and Symbotic for aggregate consideration that would be based on an equity value of Symbotic of $4.778 billion, and which provided for, among other things, a 45-day exclusivity period during which both Symbotic and SVF 3 agreed not to pursue transactions with other parties (subject to the Exclusivity Carve-Outs). The terms of the Term Sheet, other than the exclusivity provisions, were non-binding on the parties. Prior to the execution of the Term Sheet, the Board was informed of the material terms of the Term Sheet and acknowledged SVF 3’s execution of the Term Sheet.

On August 6, 2021, representatives of Paul, Weiss and S&C held a telephonic conference to discuss the transaction process, due diligence and documentation. On the same day, Paul, Weiss shared a preliminary legal due diligence request regarding Symbotic with S&C.

On August 9, 2021, the Board was provided with an update on the process and preliminary high-level diligence items.

On August 13, 2021, Symbotic executed a letter agreement acknowledging and consenting to the potential conflicts of interest arising from Goldman Sachs’s engagement as exclusive financial advisor to Symbotic and Goldman Sachs’s proposed engagement as a placement agent to SVF 3 in connection with the PIPE Investment.

On August 16, 2021 the Board met telephonically with representatives of Deutsche Bank to discuss the potential transaction with Symbotic. Following further discussions of the terms of Deutsche Bank’s engagement as SVF 3’s financial advisor and a placement agent to SVF 3 in connection with the PIPE Investment and the receipt of a letter from Deutsche Bank on October 19, 2021 outlining Deutsche Bank’s material relationships with SVF 3 and Symbotic in connection with its engagement as SVF 3’s financial advisor, an engagement letter with respect to Deutsche Bank’s role as SVF 3’s financial advisor was executed on November 2, 2021.

On August 19, 2021, SVF 3 executed a letter agreement acknowledging and consenting to the potential conflicts of interest arising from Goldman Sachs’s engagement as exclusive financial advisor to Symbotic and Goldman Sachs’s proposed engagement as a placement agent to SVF 3 in connection with the PIPE Investment. Following August 19, 2021, SVF 3, Symbotic, their respective legal advisors, Goldman Sachs, acting in its capacity as SVF 3’s co-placement agent and as Symbotic’s financial advisor, and Deutsche Bank, acting in its capacity as SVF 3’s financial advisor and co-placement agent, began preparations for the PIPE Investment process.

Also on August 19, 2021, representatives of SVF 3 met separately with Symbotic’s management, board of advisors, key operational and functional personnel and visited the Symbotic Innovation Center to conduct diligence over Symbotic’s technology.

On August 20, 2021, S&C delivered an initial draft of the Merger Agreement to Paul, Weiss. The draft Merger Agreement addressed, among other things, representations and warranties, covenants, termination provisions and closing conditions, consistent with the Term Sheet. Also on August 20, 2021, S&C delivered an initial draft of the Company Merger Agreement, which provides for the terms and conditions of the Company Reorganization. From August 20, 2021 through December 12, 2021, representatives of Symbotic, SVF 3, S&C and Paul, Weiss conducted various telephonic conferences and exchanged drafts of the Merger Agreement, Company Merger Agreement, various ancillary agreements related to the transactions, including, but not limited to, a sponsor support agreement, sponsor letter, equityholders support agreement, subscription agreements, tax receivable agreement, unit purchase agreement, forward purchase agreement and registration rights agreement, and negotiated and resolved open items for consideration.

On August 23, 2021, the Board met telephonically with representatives of Symbotic, and Symbotic’s management team provide detailed information regarding Symbotic’s business, the markets in which Symbotic operates and Symbotic’s business plans to the Board.

Following discussion between Symbotic management and Walmart management, on August 25, 2021, Walmart executed a joinder to the non-disclosure agreement between SVF 3 and Symbotic in order to be able to evaluate a potential investment in the PIPE Investment.

On August 27, 2021, Walmart delivered to Symbotic a list of certain key terms with respect to its potential further investment in Symbotic, including its participation in the PIPE Investment, gross exercise of the Walmart Warrants, potential governance rights in Symbotic and certain other commercial terms of its agreements with Symbotic. Between August 28, 2021 and December 12, 2021, Symbotic and Walmart and their advisors held a number of in-person and telephonic meetings to discuss Walmart’s potential future investment in Symbotic and the commercial relationship between Symbotic and Walmart. During that time, Symbotic and its advisors also shared regular updates with SVF 3 and its advisors about the status of the potential Walmart investment.

On September 2, 2021, Paul, Weiss provided a revised draft of the Merger Agreement to S&C, which included, among other things, (i) a termination right for SVF 3 if Symbotic fails to deliver the PCAOB Audited Financial Statements by a certain date to be determined (the “PCAOB Termination Right”), (ii) certain changes to the interim operating restrictions on Symbotic, including with respect to entry into material contracts and employment arrangements, and (iii) certain changes to Symbotic’s representations and warranties.

Between September 3, 2021 and September 10, 2021, Symbotic, SVF 3, their respective legal counsel, and Symbotic’s prior auditor attended a number of telephonic calls to discuss a potential independence issue with respect to Symbotic’s prior auditor’s proposed audits of Symbotic under Public Company Accounting Oversight Board standards and work performed by such auditor for Symbotic in prior fiscal periods.

On September 21, 2021, representatives of SVF 3 met with representatives of Symbotic to discuss Symbotic’s business and outlook, as well as the potential nomination of Vikas Parekh, an affiliate of the Sponsor, to the Board of the Post-Combination Company as SVF 3’s nominee pursuant to the Term Sheet.

On September 22, 2021, S&C shared a revised draft of the Merger Agreement with Paul, Weiss, which, among other things, (i) deleted the PCAOB Termination Right, (ii) included certain changes to the interim operating restrictions on Symbotic, including with respect to entry into material contracts and employment arrangements, and (iii) included certain changes to Symbotic’s representations and warranties.

On September 27, 2021, SVF 3 and Symbotic entered into an Amendment to Term Sheet, extending the exclusivity period through November 29, 2021, in order that the parties may consider feedback received from potential investors in the PIPE Investment and in light of the challenges posed by a tightening PIPE market.

Also on September 27, 2021, SVF 3 executed engagement letters with each of Goldman Sachs and Deutsche Bank appointing Goldman Sachs and Deutsche Bank as co-placement agents in connection with the PIPE Investment. Between September 27, 2021 and December 12, 2021 (the date on which the Merger Agreement was executed), SVF 3 management, Symbotic management and representatives of Goldman Sachs and Deutsche Bank, as placement agents for SVF 3, held intermittent conversations with potential investors in the PIPE Investment. The parties and their advisors also held a number of telephonic conferences during the same period to discuss status updates on the PIPE Investment process.

On October 1, 2021, Paul, Weiss shared a revised draft of the Merger Agreement with S&C, and on October 7, 2021, Paul, Weiss and S&C held a telephonic meeting to discuss open issues with respect thereto, including the timing of Symbotic’s delivery of PCAOB Audited Financial Statements and the PCAOB Termination Right, certain structural considerations with respect to the timing of filing the registration statement and the consent required from Warehouse unitholders, the restrictions on Symbotic in the interim period on entering into certain material contracts or changing certain employment arrangements, and the regulatory efforts obligations of SVF 3 and its affiliates to consummate the transactions.

On October 12, 2021, S&C shared a revised draft of the Merger Agreement with Paul, Weiss, which accepted the PCAOB Termination Right and made certain changes with respect to restrictions on Symbotic in the interim period on entering into certain material contracts. Between October 12, 2021 and November 13, 2021, the parties exchanged further drafts of the Merger Agreement with certain changes to the representations and warranties and interim restrictions on Symbotic. Symbotic management held a number of teleconference calls with SVF 3 management during the same period to provide SVF 3 management regular updates on the status of the potential Walmart investment.

Also on October 12, 2021, at Symbotic’s direction, representatives of S&C shared an initial draft of an investment agreement (the “Investment Agreement”) with Walmart’s legal counsel. The Investment Agreement contained terms with respect to Walmart’s exercise of the Walmart Warrants, Walmart’s obligation to commit $50 million to the PIPE Investment and certain other governance rights and restrictions on Walmart in connection with its investment in Symbotic. Between October 12, 2021 and December 12, 2021, the date of execution of the Investment Agreement, S&C and Walmart’s counsel held certain telephonic calls to discuss and exchanged a number of drafts of the Investment Agreement.

On November 8, 2021, Symbotic determined to terminate its relationship with is previous auditor given the potential independence issues in connection with such auditor’s proposed audits of Symbotic under Public Company Accounting Oversight Board standards and work performed by such auditor for Symbotic in prior fiscal periods. On November 9, 2021, Symbotic engaged Grant Thornton LLP to complete the audits of the PCAOB Audited Financial Statements.

On November 11, 2021, the parties finalized drafts of the Subscription Agreements to be provided to potential investors in the PIPE Investment.

On November 13, 2021, Paul, Weiss shared a revised draft of the Merger Agreement with S&C, containing a new termination right for SVF 3 if the PCAOB Audited Financial Statements contain material restatements, deviations or modifications from Symbotic’s audited financial statements for the corresponding fiscal year (the “Material Change Termination Right”), as well as an expense reimbursement payable by Symbotic to SVF 3 if SVF 3 exercised the PCAOB Termination Right, the Material Change Termination Right or Symbotic’s failure to obtain the requisite approval of Warehouse’s unitholders within 48 hours after the registration statement of which this proxy statement/prospectus is a part becomes effective (the “Expense Reimbursement”).

Between November 13, 2021 and December 4, 2021, SVF 3 and Symbotic and their legal advisors exchanged a number of drafts and held a number of telephonic calls to negotiate open items in the Merger Agreement and certain ancillary agreements, including (i) the appropriate date by which the PCAOB Audited Financial Statements needed to be delivered to SVF 3 in connection with the PCAOB Termination Right, (ii) the terms of the Material Change Termination Right, (iii) the amount of the Expense Reimbursement, which the parties eventually agreed to be $2 million, (iv) the outside date for the consummation of the transactions contemplated by the Merger Agreement, (v) a reduction in the minimum cash amount from $400 million to $350 million, (vi) a reduction in the amount of the PIPE Investment required to be consummated from $75 million to $50 million, and (vii) a change to the term of the Earn-Out such that the earn-out stock price metrics need to be achieved within seven years of the Closing. Throughout these negotiations, the Board was given regular updates on the proposed changes to the material terms of the Merger Agreement and ancillary agreements.

On November 28, 2021, SVF 3 and Symbotic entered into an Amendment to Term Sheet, extending the exclusivity period through December 20, 2021.

On November 30, 2021, Walmart’s counsel shared revised drafts of the Investment Agreement and other ancillary agreements related to Walmart’s investment with S&C, which drafts included certain minority shareholder protections for Walmart. Between November 30, 2021 and December 12, 2021, Walmart management and Symbotic management held a number of teleconference calls to discuss Walmart’s investment in the PIPE Investment and potential minority shareholder rights. During such period, Symbotic management also held regular teleconference calls with SVF 3 management and Symbotic’s and SVF 3’s advisors with respect to the timing of the execution of the Merger Agreement vis-à-vis Walmart’s potential investment in the PIPE Investment and execution of the Investment Agreement.

On December 4, 2021, the parties provided a draft of the Merger Agreement to potential investors in the PIPE Investment.

Between December 7, 2021 and December 12, 2021, the parties negotiated the terms of the Subscription Agreements with potential investors.

On December 10, 2021, Mr. Cohen and other members of Symbotic management attended a meeting with management of Walmart to discuss Walmart’s investment in Symbotic. Among other things, Walmart requested a larger allocation in the PIPE Investment of $150 million. Walmart also agreed to gross exercise the vested portion of the outstanding Walmart Warrants upon the execution of the Investment Agreement, which would occur simultaneously with the execution of the Merger Agreement. Mr. Cohen and members of Symbotic management subsequently updated management of SVF 3 and their respective advisors regarding such conversation, and Symbotic and SVF 3 agreed to allow Walmart to increase their investment in the PIPE Investment given it would allow SVF 3 to meet the minimum cash condition under the Merger Agreement and the parties to consummate the Business Combination even if there were an increased number of SVF 3 shareholder redemptions.

On November 30, 2021, December 3, 2021, December 9, 2021 and December 12, 2021, the Board held virtual telephonic meetings, which were also attended by representatives from SVF 3’s management and its advisors, including Deutsche Bank, Paul, Weiss and Walkers. At the meetings, representatives of Deutsche Bank and SVF 3’s management reviewed the financial terms of the proposed transaction with the Board and discussed, among other things, the total implied transaction value, the pro forma ownership of the Post-Combination Company, and the sources of funds for the transaction, including the PIPE Investment and the status thereof. At the meetings, representatives of Paul, Weiss reviewed with the Board the current status of the transaction negotiations and documents and the resolutions to be approved by the Board in connection with entering into the transactions. Representatives of Walkers then reviewed with the Board their fiduciary duties under applicable law. Representatives of Paul, Weiss reviewed in detail the provisions of the proposed Merger Agreement and other agreements and documents to be approved by the Board in connection with the proposed business combination. During the course of the meetings, the Board discussed and considered the terms of the proposed transaction. Following such discussions, at a meeting on December 12, 2021, the Board unanimously (i) determined that the Merger Agreement, the Business Combination and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of SVF 3 and its shareholders, (ii) approved the form, terms and provisions of, and the transactions contemplated by, the Merger Agreement, including the Business Combination, and the related transaction documentation and other transactions contemplated thereby, (iii) approved the Domestication, (iv) approved the proposals to be submitted for SVF 3’s shareholders’ approval, (v) recommended that the shareholders of SVF 3 approve the proposals to be submitted, among other things, and (vi) determined that the fair market value of Symbotic is equal to at least 80% of the amount held in the Trust Account, excluding any deferred underwriting commissions and taxes payable on interest earned as of the date of the Merger Agreement. Additionally, on December 12, 2021, the audit committee of the Board reviewed and approved certain related party transactions in connection with the Business Combination, including the Sponsor Letter Agreement, the A&R Registration Rights Agreement and the performance of SVF 3’s obligations under the Forward Purchase Agreement.

On December 12, 2021, Mr. Cohen, as sole manager of the board of managers of Symbotic, held a virtual telephonic meeting with members of Symbotic’s board of advisors and representatives of Symbotic’s management, S&C and Goldman Sachs. At such meeting, representatives of Goldman Sachs reviewed with Mr. Cohen and the Symbotic board of advisors the material financial terms of the business combination transaction, and representatives of S&C reviewed the provisions of the proposed Merger Agreement and the other agreements and documents to be approved in connection with the proposed transaction. Following such meeting, Mr. Cohen, as sole manager of the board of managers, executed written consents approving (i) the Merger Agreement, the Company Merger Agreement, the Business Combination, the Company Reorganization and the other ancillary transaction agreements related thereto and transactions contemplated thereby, and (ii) Symbotic’s entry into the Investment Agreement with Walmart and the transactions contemplated thereby.

Following the meeting of the Board on December 12, 2021, through the evening of December 12, 2021, Paul, Weiss and S&C finalized execution versions of the Merger Agreement and the ancillary agreements related to the transactions.

Also on the evening of December 12, 2021, S&C and Walmart’s counsel finalized execution versions of the Investment Agreement and S&C, Paul, Weiss and Walmart’s counsel finalized execution versions of the subscription agreement with respect to Walmart’s $150 million investment in the PIPE Investment.

On the evening of December 12, 2021, the parties executed the Merger Agreement and the related transaction documentation (including the transaction documentation related to the PIPE Investment), and prior to the commencement of trading of the shares of SVF 3 on NASDAQ on the morning of December 13, 2021, the parties issued a press release announcing the transactions.

On December 15, 2021, Walmart and Symbotic consummated the gross exercise of the vested portion of the Walmart Warrants, and Walmart became a holder of approximately 6.5% of Warehouse’s outstanding Common Units. Following December 15, 2021, Walmart and Symbotic have continued to have further discussions with respect to Walmart’s investment in and commercial relationship with Symbotic, and Symbotic has continued to provide regular updates to SVF with respect thereto.

Certain Additional Disclosures Regarding the Co-Placement Agents

Goldman Sachs and Deutsche Bank are acting as co-placement agents to SVF 3 in connection with the PIPE transaction.

Goldman Sachs was initially engaged by Symbotic to act as financial advisor to Symbotic in connection with a potential sale of all or a portion of Symbotic to a SPAC or other buyer and will receive compensation in connection therewith. Due to Goldman Sachs’ knowledge of Symbotic, SVF 3 engaged Goldman Sachs to act as a co-placement agent with Deutsche Bank on the PIPE Investment. Goldman Sachs and Deutsche Bank will receive fees and expense reimbursements in connection therewith. Goldman Sachs did not provide any advice to SVF 3, including, but not limited to, advice regarding the valuation of Symbotic or the terms of the Business Combination. SVF 3 and Symbotic each signed a consent letter with Goldman Sachs acknowledging Goldman Sachs’ roles as financial advisor to Symbotic and as co-placement agent to SVF 3 in connection with the PIPE Investment and waiving any potential conflicts in connection with such dual roles.

Goldman Sachs and Deutsche Bank (together with their affiliates) are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. In addition to their roles as financial advisor and co-placement agent as described in this proxy statement/prospectus, Goldman Sachs, Deutsche Bank and their affiliates may provide investment banking and other commercial dealings to SVF 3, Symbotic and their respective affiliates in the future, for which Goldman Sachs and Deutsche Bank would expect to receive customary compensation.

Furthermore, in the ordinary course of their business activities, Goldman Sachs, Deutsche Bank and their affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of SVF 3 or Symbotic or their respective affiliates. Goldman Sachs, Deutsche Bank and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Warehouse’s Reasons for Approval of the Business Combination

After consideration, Mr. Richard B. Cohen, the sole manager of the Warehouse Board, adopted a written consent determining that the Merger Agreement and the Business Combination upon the terms and conditions set forth in the Merger Agreement were advisable and in the best interests of Warehouse and the Warehouse unitholders, approving the Merger Agreement and the Business Combination.

In reaching his decision to approve, and declare advisable, the Merger Agreement and the Business Combination, Mr. Cohen consulted with the Warehouse board of advisors and Warehouse’s management, as well as Warehouse’s financial and legal advisors, and considered a number of factors, including his knowledge of Warehouse’s business, operations, financial condition, earnings, prospects and capital needs, and his knowledge of the financial and capital markets and the risks associated with raising additional equity or debt financing from private or public markets. Among the various factors that Mr. Cohen considered in favor of his decision are:

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Superior Strategic Alternative. Based on discussions between Mr. Cohen and the Warehouse board of advisors and Warehouse’s management about Warehouse’s growth plans and possible paths to raising substantial additional capital and potential strategic partners, Mr. Cohen came to view the proposed Business Combination as representing the best potential transaction for Warehouse to access significant capital to fund its continued operations and growth, and create greater value for Warehouse unitholders over the long term.

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Access to Liquidity for Warehouse Employees. The Post-Combination Company’s status as a public company provides Warehouse unitholders, including Mr. Cohen and certain officers and employees of Warehouse, access to liquidity of the public markets, which may also increase the Post-Combination Company’s ability to successfully attract and retain competent and qualified key management personnel.

•	Significant PIPE. Mr. Cohen considered the strong interest from leading strategic and institutional investors to participate in the PIPE Investment and the ability of Warehouse and SVF 3 to enter into

Subscription Agreements for the PIPE Investment that reflected the equity value of Warehouse included in the non-binding term sheet dated August 2, 2021 between Warehouse and SVF 3.

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Terms of the Merger Agreement. Mr. Cohen considered the terms and conditions of the Merger Agreement, including but not limited to the nature and scope of the closing conditions, in addition to the transactions contemplated by the Merger Agreement, including the Business Combination.

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Purchase Price. Mr. Cohen considered the valuation of Warehouse implied by the terms of the Merger Agreement to reflect an attractive valuation of Warehouse, while offering substantial potential upside after consummating the Business Combination relative to current valuations of other publicly traded comparable warehouse technology companies.

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Access to Capital. Mr. Cohen considered expectations that the Business Combination would be a more time- and cost-effective means to access capital than other options considered, including an initial public offering.

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Benefit from Being a Public Company. Mr. Cohen believed that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenue and unitholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

Mr. Cohen also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

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Closing Conditions. Mr. Cohen considered the risk that the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Warehouse’s control. Mr. Cohen also considered the risk that the Merger Agreement may be terminated by SVF 3 if the PCAOB Audited Financials contain material restatements, deviations, differences or modifications from the audited historical financial statements of Warehouse and its subsidiaries as of September 26, 2020 and September 28, 2019 that would reasonably be expected to significantly and negatively impact the equity value of Warehouse based on the methodology used to determine the equity value of Warehouse included in the non-binding term sheet dated August 2, 2021 between Warehouse and SVF 3.

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Impact on Reputation and Business if the Business Combination is Not Completed. Mr. Cohen considered the possibility that the Business Combination might not be completed and that there may be an adverse effect of the public announcement of the Business Combination on Warehouse’s reputation and business in the event the Business Combination is not completed.

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Costs of Being a Public Company. Mr. Cohen considered the additional public company expenses and obligations of Warehouse’s business following the Business Combination, to which it previously has not been subject.

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Restrictions on Operation of Warehouse’s Business. Mr. Cohen considered the fact that, although Warehouse will continue to exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over its operations prior to the completion of the Business Combination, the Merger Agreement generally obligates Warehouse, subject to SVF 3’s prior consent (which consent may not be unreasonably withheld or delayed), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent Warehouse from undertaking certain business opportunities that might arise pending completion of the Business Combination.

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Interests of Mr. Cohen and Warehouse Executive Officers. Mr. Cohen considered the fact that he, along with certain executive officers of Warehouse, has interests in the Business Combination that may be different from, or in addition to, the interests of Warehouse unitholders generally, including the manner in which he would be affected by the Business Combination and the other matters disclosed under the section entitled “Interests of Warehouse’s Sole Manager and Board of Advisors and Symbotic LLC’s Executive Officers in the Business Combination.”

•	Other Risks. Mr. Cohen considered various other risks associated with the combined organization and the Business Combination, including the risks described in the section entitled “Risk Factors.”

The foregoing discussion of the factors considered by Mr. Cohen is not intended to be exhaustive, but, rather, includes the material factors considered by Mr. Cohen. In reaching his decision to approve, and declare advisable, the Merger Agreement and the Business Combination, Mr. Cohen did not quantify or assign any relative weights to the factors considered. Mr. Cohen considered all these factors as a whole, including discussions with, and questioning of, Warehouse management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, his determination.

Mr. Cohen concluded that the uncertainties and risks and other potentially negative factors concerning the Business Combination associated with the Business Combination were outweighed by the potential benefits that he expected Warehouse unitholders would receive as a result of the Business Combination. Accordingly, Mr. Cohen determined that the Business Combination and the other transactions contemplated by the Business Combination Agreement are advisable to, and in the best interests of, Warehouse and its unitholders, and approved, and declared advisable, the Merger Agreement and the Business Combination.

Recommendation of the SVF 3 Board of Directors and Reasons for the Business Combination

SVF 3’s board of directors, in evaluating the Business Combination, consulted with SVF 3’s management and legal advisors. In reaching its unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby, including the Business Combination and the issuance of shares of common stock in connection therewith, are advisable and in the best interests of SVF 3 and its shareholders and (ii) to recommend that the SVF 3 shareholders adopt the Merger Agreement and approve the Business Combination, SVF 3’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, SVF 3’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. SVF 3’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of SVF 3’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

In approving the Business Combination, SVF 3’s board of directors determined not to obtain a fairness opinion. The officers and directors of SVF 3 have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of SVF 3’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, SVF 3’s officers and directors and SVF 3’s advisors have substantial experience with mergers and acquisitions.

SVF 3’s board of directors considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

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Industry-Leading System. Symbotic is a leading supplier of warehousing automation that is reinventing distribution centers with its proprietary and innovative A.I.-enabled robotics and software to improve supply chain logistics, making the supply chain faster, more efficient and more profitable for manufacturers, distributors and retailers of all sizes. Symbotic’s advanced automation solution synchronizes with any existing warehouse management system to dramatically increase overall warehouse throughput.

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Growth Prospects. SVF 3’s Board believes that Symbotic has significant growth opportunities in a large and expanding market, based on Symbotic’s scalable model and innovative, best-in-class technology and Symbotic’s proven customer traction and highly experienced leadership team.

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Market Opportunity. SVF 3’s Board believes that Symbotic is well positioned to benefit from the increasing demands in traditional retail as well as the acceleration of the transition to e-commerce and the digital economy globally by helping retailers and logistics companies meet ever increasing consumer demands, combined with global concerns over weaknesses in supply chains and critical infrastructure, heightened by the COVID-19 pandemic.

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Value-Add to Customers. SVF 3’s Board believes Symbotic’s solutions enable competitive operational efficiencies to be realized by customers that operate in highly competitive industries by automating supply chain operations with an A.I.-powered system and reducing labor spend, operating costs and errors.

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Valuation. SVF 3’s Board determined that the valuation analysis conducted by SVF 3, based on the materials and financial projections provided by Symbotic, supported the equity valuation of Symbotic. As part of this determination, SVF 3’s management, financial advisors and legal counsel conducted due diligence examinations of Symbotic and discussed with Symbotic’s management the outlook of Symbotic.

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Experienced and Proven Management Team. Symbotic has a strong management team and the senior management of Warehouse (including the chairman, chief executive officer and founder of Warehouse) intend to remain with the Post-Combination Company in the capacity of officers and/or directors, which will provide helpful continuity in advancing Symbotic’s strategic and growth goals.

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Financial Condition. SVF 3’s Board also considered factors such as Symbotic’s projected financial results, outlook, financial plan and expansion opportunities, as well as valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors.

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Results of Due Diligence. SVF 3’s Board considered the scope of the due diligence investigation conducted by SVF 3’s management team and third-party advisors and evaluated the results thereof and information available to it related to Symbotic, including examinations of the operations, financial condition and prospects of Symbotic.

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PIPE Investment. Third-party investor interest in the PIPE Investment, including Walmart’s participation in the PIPE Investment, which is contingent on consummation of the Business Combination, serves as validation of the valuation and the opportunity represented by the Business Combination.

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Continued Ownership by Warehouse Unitholders. SVF 3’s Board considered that existing Warehouse unitholders would collectively be the largest stockholders of the Post-Combination Company following the Business Combination. SVF 3’s Board considered this investment a strong sign of existing Warehouse unitholders’ confidence in the Post-Combination Company and the benefits to be realized as a result of the Business Combination.

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Other Alternatives. After a thorough review of the other potential business combination opportunities reasonably available to SVF 3 at the time, SVF 3’s Board concluded that the proposed Business Combination represents the best potential business combination for SVF 3 and its stockholders based upon the process utilized to evaluate and assess other potential targets, and SVF 3’s Board and SVF 3 management’s belief that such processes had not presented a better alternative.

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Terms of the Merger Agreement. SVF 3’s Board reviewed and considered the financial and other terms of the Merger Agreement and the related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements under the circumstances described therein, and determined that such terms and conditions are reasonable and were the product of arm’s length negotiations between SVF 3 and Warehouse.

SVF 3’s Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

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Macroeconomic Risks. Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on the Post-Combination Company’s revenue and trading price of the Post-Combination Company’s common stock;

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Business Plan and Projections May Not Be Achieved. The risk that Symbotic may not be able to execute on the business plan, and realize the financial performance as set forth in the financial projections, in each case, presented to management of SVF 3;

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Risks Associated with Symbotic’s business. The risk factors set forth in this proxy statement/prospectus under the heading “Risk Factors—Risks Related to Symbotic—Risks Related to Our Business, Operations and Industry,” “Risk Factors—Risks Related to Symbotic—Risks Related to Intellectual Property,” “Risk Factors—Risks Related to Symbotic—Risks Related to Cybersecurity, Software Deficiencies, Service Interruptions and Data Privacy” and “Risk Factors—Other Risks.”

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Redemption Risk. The potential that a significant number of SVF 3 shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to SVF 3’s existing Articles, which would potentially make the Business Combination more difficult or impossible to complete;

•	Shareholder Vote. The risk that SVF 3’s shareholders may fail to provide the respective votes necessary to effect the Business Combination;

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Exclusivity. The fact that the Merger Agreement includes an exclusivity provision that prohibits SVF 3 from soliciting other business combination proposals, which restricts SVF 3’s ability, so long as the Merger Agreement is in effect, to solicit other potential business combinations.

•	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within SVF 3’s control;

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Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

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Listing Risks. The challenges associated with preparing Symbotic, a private entity, for the applicable disclosure and listing requirements to which the Post-Combination Company will be subject as a publicly traded company on NASDAQ;

•	Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

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Liquidation of SVF 3. The risks and costs to SVF 3 if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in SVF 3 being unable to effect a business combination by March 11, 2023;

•	Growth Initiatives May Not be Achieved. The risk that Symbotic’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

•	No Third-Party Valuation. The risk that SVF 3 did not obtain a third-party valuation or fairness opinion in connection with the Business Combination;

•	SVF 3 Shareholders Receiving a Minority Position in Symbotic. The risk that SVF 3 shareholders will hold a minority position in Symbotic; and

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

In addition to considering the factors described above, SVF 3’s board of directors also considered other factors including, without limitation:

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Interests of Certain Persons. The Sponsor and SVF 3’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of SVF 3 shareholders. Shareholders should take these interests into account in deciding whether to approve the proposals presented at the Extraordinary General Meeting, including the Business Combination Proposal. The SVF 3 Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Business Combination be approved by the shareholders of SVF 3. (see “—Interests of SVF 3’s Directors and Officers in the Business Combination”); and

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Other Risks Factors. Various other risk factors associated with the Business Combination, the business of Symbotic and the business of SVF 3, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

SVF 3’s board of directors concluded that the potential benefits that it expected SVF 3 and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. SVF 3’s board of directors also noted that the SVF 3 shareholders would have an economic interest in the Post-Combination Company (the size of which would depend on the level of SVF 3 shareholders that sought redemption of their Public Shares into cash). Accordingly, SVF 3’s board of directors unanimously determined that the Business Combination and the transactions contemplated by the Merger Agreement, were advisable and in the best interests of SVF 3 and its shareholders.

Comparable Company Considerations

In connection with its approval of the Business Combination, the SVF 3 Board considered comparisons of illustrative enterprise valuations and the implied revenue multiples derived from selected comparable companies.

The SVF 3 Board recognized that no company was identical in nature to Symbotic. The SVF 3 Board also recognized that the information was reliant upon Symbotic and the comparable companies achieving their financial projections.

In connection with its approval of the Business Combination, the SVF 3 Board considered, among other things, (i) estimated pro forma post-transaction enterprise value of the Post-Combination Company at the time of transaction announcement, and (ii) estimated pro forma enterprise value of New Symbotic as a multiple of estimated 2023E revenue at the time of transaction announcement based on management’s financial forecast.

Illustrative enterprise value / 2023E revenue multiples(1)

Symbotic (assuming a $4.8 billion post-money transaction enterprise value)	4.8x
– AMETEK	5.6x
– Cognex Corporation	10.2x
– Hexagon	7.1x
– Keyence Corporation	19.3x
– Rockwell Automation	5.1x
– Trimble	5.3x
– Zebra Technologies	5.4x

(1)	Market data as of December 10, 2021

Median multiple of selected Industrial Technology peers	5.6x
– ANSYS	15.1x
– Aspen Technology	12.5x
– AVEVA Group	7.4x
– Bentley Systems	11.7x
– Coupa Software	12.0x
– Descartes Systems	11.9x
– Manhattan Associates	11.8x
– PTC	7.1x
Median multiple of selected Software peers	11.9x
Berkshire Grey	4.5x
AutoStore	20.9x

Satisfaction of 80% Test

It is a requirement under the Articles that the business or assets acquired in its initial business combination have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such business combination. In addition, the NASDAQ rules require that SVF 3 complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of our signing a definitive agreement in connection with our initial business combination. As of December 12, 2021, the date of the execution of the definitive agreement for the proposed Business Combination, the balance of the Trust Account was approximately $308.8 million (excluding the $11.2 million of deferred underwriting commissions and taxes payable on the income earned on the Trust Account) and 80% thereof represents approximately $247.0 million. In reaching its conclusion that the proposed Business Combination meets the 80% asset test, our Board used as a fair market value the enterprise value of approximately $4.8 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the definitive agreement for the proposed Business Combination. The enterprise value consists of an implied equity value for Warehouse (prior to the proposed Business Combination) of approximately $4.8 billion. In determining whether the enterprise value described above represents the fair market value of Warehouse, the

SVF 3 Board considered all of the factors described in the section of the proxy statement/prospectus captioned “Recommendation of the SVF 3 Board of Directors and Reasons for the Business Combination” and the fact that the purchase price for Warehouse was the result of an arm’s length negotiation. As a result, the SVF 3 Board concluded that the fair market value of Warehouse was significantly in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

Interests of SVF 3’s Directors and Officers in the Business Combination

In considering the recommendation of the SVF 3 Board to vote in favor of approval of the proposals, shareholders should keep in mind that the Sponsor and SVF 3’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of SVF 3 shareholders. Shareholders should take these interests into account in deciding whether to approve the proposals presented at the Extraordinary General Meeting, including the Business Combination Proposal. These interests include, among other things:

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If the Business Combination with Symbotic or another business combination is not consummated within the Completion Window, SVF 3 will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and the SVF 3 Board, dissolving and liquidating. In such event, the 8,000,000 Founder Shares held by SVF 3’s Initial Shareholders which were acquired for an aggregate purchase price of

$25,000 prior to the SVF 3 IPO, would be worthless because SVF 3’s Initial Shareholders are not entitled to participate in any redemption or distribution with respect to such shares. Such Founder Shares had an aggregate market value of $         based upon the closing price of $         per Class A ordinary share on NASDAQ on , 2022, the SVF 3 Record Date. Certain Founder Shares are subject to certain performance-based vesting provisions as described under “The Business Combination—Other Agreements—Sponsor Letter Agreement.”

•

Simultaneously with the closing of the Initial Public Offering, SVF 3 consummated a private sale of 1,040,000 Class A ordinary shares (the “Private Placement”) at a price of $10.00 per Private Placement Share to our Sponsor, generating gross proceeds of approximately $10,400,000. If we do not consummate a business combination transaction within the Completion Window, then the proceeds from the sale of the Private Placement Shares will be part of the liquidating distribution to the Public Shareholders and the Private Placement Shares held by the Sponsor will be worthless.

•

If SVF 3 is unable to complete a business combination within the Completion Window, its officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by SVF 3 for services rendered or contracted for or products sold to SVF 3. If SVF 3 consummates a business combination, on the other hand, SVF 3 will be liable for all such claims.

•

SVF 3’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SVF 3’s behalf, such as identifying and investigating possible business targets and business combinations. However, if SVF 3 fails to consummate a business combination within the Completion Window, they will not have any claim against the Trust Account for reimbursement. Accordingly, SVF 3 may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

•

Our Sponsor, officers and directors collectively (including entities controlled by officers and directors) have made an aggregate investment of $11,550,000, or $1.26 per SVF 3 ordinary share (including the 8,000,000 Founder Shares, the 1,040,000 Private Placement Shares and the purchase of 112,500 Public Shares in connection with the SVF 3 IPO). Such shares had an aggregate market value of $         based upon the closing price of $         per Class A ordinary share on NASDAQ on             , 2022, the SVF 3 Record Date (of which 150,000 Founder Shares and 112,500 Public Shares were held by our directors and officers, which had an aggregate market value of $         based upon the closing price of $         per Class A ordinary share on NASDAQ on             , 2022, the SVF 3 Record Date). As a result of the significantly lower investment per share of our Sponsor, directors and officers as compared with the investment per share of our Public Shareholders, a transaction which results in an increase in the value of the investment of our Sponsor, directors and officers may result in a decrease in the value of the investment of our Public Shareholders. These interests could, in theory, incentivize our Sponsor, directors and officers to complete a business combination with a less favorable target company or on terms less favorable to stockholders rather than liquidate.

•

There will be no liquidating distributions from our Trust Account with respect to the Founder Shares or the Private Placement Shares if we fail to complete a business combination within the Completion Window. Our Sponsor purchased the Founder Shares prior to the SVF 3 IPO for an aggregate purchase price of $25,000, and transferred 50,000 Founder Shares to each of Michael Carpenter, Michael Tobin and Cristiana Falcone for aggregate consideration of $300.

•

Following the Closing, the Sponsor would be entitled to the repayment of any Working Capital Loans and advances that have been made to SVF 3 and remain outstanding. On August 10, 2021, the Sponsor agreed to loan SVF 3 $2.0 million as a Working Capital Loan. On November 9, 2021, the Sponsor and

SVF 3 agreed to amend this loan to increase the commitment by $1.0 million. If SVF 3 does not complete an initial business combination within the Completion Window, SVF 3 may use a portion of its working capital held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $2,000,000 of such loans may be convertible into Class A ordinary shares of the post-business combination entity at a price of $10.00 per share at the option of the lender.

•

Our Initial Shareholders and our directors and officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founders Shares and will not have rights to liquidating distributions with respect to their Private Placement Shares if SVF 3 fails to complete a business combination within the Completion Window.

•

As of October 31, 2021, Walmart, Symbotic’s largest customer, holds a majority of the outstanding equity interests of Flipkart Internet Pvt Ltd, a company in which SoftBank Vision Fund II, an affiliate of SBIA, holds a minority interest.

•

In order to protect the amounts held in our Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in our Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in SVF 3’s Trust Account or to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act.

The SVF 3 board of directors and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to SVF 3’s shareholders that they vote to approve the Business Combination.

Interests of Warehouse’s Sole Manager and Board of Advisors and Symbotic LLC’s Executive Officers in the Business Combination

Warehouse’s sole manager and board of advisors and Symbotic LLC’s executive officers have interests in the Business Combination that may be different from, or in addition to, those of SVF 3 shareholders and of Warehouse unitholders generally. These interests include, among other things, the interests listed below:

•

Warehouse’s sole manager and certain members of its board of advisors and Symbotic LLC’s executive officers are expected to become directors and/or executive officers of the Post-Combination Company upon the closing of the Business Combination. Specifically, the following individuals are expected to become directors and/or executive officers of the Post-Combination Company upon the closing of the Business Combination, serving in the offices set forth opposite their names below:

Name	Current Position	Position at Post- Combination Company
Richard B. Cohen	Sole Manager and Member of Board of Advisors of Warehouse and Chief Executive Officer of Symbotic LLC	Chairman and Chief Executive Officer
Rollin Ford	Member of Board of Advisors of Warehouse	Director
Charles Kane	Member of Board of Advisors of Warehouse	Director
Todd Krasnow	Member of Board of Advisors of Warehouse	Director
Merline Saintil	Member of Board of Advisors of Warehouse	Director

Name	Current Position	Position at Post- Combination Company
Michael Rhodin	Member of Board of Advisors of Warehouse	Director
William M. Boyd III	Chief Strategy Officer of Symbotic LLC	Chief Strategy Officer
Thomas Ernst	Chief Financial Officer of Symbotic LLC	Chief Financial Officer
Robert Doucette	Chief Operating Officer of Symbotic LLC	Chief Operating Officer
Corey C. Dufresne	General Counsel of Symbotic LLC	General Counsel

Michael Dunn	Vice President, Sales, Marketing & Product Strategy of Symbotic LLC	Vice President, Sales, Marketing & Product Strategy
George Dramalis	Chief Information Officer of Symbotic LLC	Chief Information Officer
Evan Pennell	Vice President, Product of Symbotic LLC	Vice President, Product
Arnold Eric VanDoren	Vice President, Hardware Engineering of Symbotic LLC	Vice President, Hardware Engineering

•

Effective upon the completion of the Business Combination and in connection with the implementation of the Incentive Compensation Plan and the ESPP, we intend to grant awards to certain executive officers of the Post-Combination Company; however, such awards are discretionary and cannot be determined at this time.

•

Upon the completion of the Business Combination, Richard B. Cohen, his family and trusts for the benefit of his family are anticipated to own 77% of the Post-Combination Company and control 91% of the voting power of the Post-Combination Company assuming No Redemptions and 82% of the Post-Combination Company and control 93% of the voting power of the Post-Combination Company assuming Maximum Redemptions.

•	Certain executive officers of Symbotic LLC hold Class C Units of Warehouse, which will convert into New Symbotic Holdings Common Units in connection with the Business Combination.

•

Certain executive officers of Symbotic LLC hold awards under the 2012 Value Appreciation Plan and the Amended and Restated 2018 Long Term Incentive Plan. The Incentive Compensation Plan permits the compensation committee to deliver new awards covering Class A common stock of the Post-Combination Company in exchange for awards under the 2012 Value Appreciation Plan or the Amended and Restated 2018 Long Term Incentive Plan outstanding prior to the consummation of the Business Combination, subject to such terms and conditions as the compensation committee may determine.

ANTICIPATED ACCOUNTING TREATMENT

The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members under both the No Redemption and Maximum Redemption scenarios continue to control Warehouse before and after the Business Combination. The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded in accordance with GAAP.

Warehouse has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•

The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members will have a majority of the voting power of the Post-Combination Company under both the No Redemption and Maximum Redemption scenarios;

•

The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members will have the ability to nominate and represent majority of the Post-Combination Company’s Board; and

•	Warehouse’s former management will comprise the vast majority of the management and executive positions of the Post-Combination Company.

Under this method of accounting, SVF 3 will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Warehouse issuing stock for the net assets of SVF 3, accompanied by a recapitalization. The net assets of SVF 3 will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Warehouse.

PUBLIC TRADING MARKETS

SVF 3’s Class A ordinary shares are listed on NASDAQ under the symbol “SVFC.” Following the Business Combination, the Post-Combination Company’s Class A ordinary shares (including common stock issuable in the Business Combination) will be listed on NASDAQ under the symbol “SYM.”

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about SVF 3 or Symbotic. Such information can be found elsewhere in this proxy statement/prospectus.

Effects of the Business Combination

As a result of the Company Reorganization and the Business Combination, (i) prior to the Effective Time, Warehouse will merge with and into Symbotic Holdings, with Symbotic Holdings surviving the merger as Interim Symbotic, and (ii) at the Effective Time, Merger Sub will merge with and into Interim Symbotic with Interim Symbotic surviving the merger as a wholly owned subsidiary of SVF 3. The Proposed Charter set forth as Annex B to this proxy statement/prospectus and the Proposed Bylaws set forth as Annex C will be the certificate of incorporation and bylaws (respectively) of the Post-Combination Company. On the Closing Date and prior to the Effective Time, SVF 3 will transfer by way of continuation from the Cayman Islands and domesticate as a Delaware corporation. Following the Domestication and simultaneously with the Business Combination, SVF 3 will change its corporate name to “Symbotic Inc.”

Merger Consideration

The aggregate consideration to be paid to unitholders of Warehouse in the Business Combination will be based on an Equity Value equal to the sum of (i) $4,500,000,000, plus (ii) the Repurchase Amount, which amount is currently expected to be approximately $300,000,000, plus (iii) the Net Warrant Exercise Proceeds, which amount is currently $173,795,651.

Pursuant to the terms of the Company Merger Agreement, upon the effectiveness of the Company Reorganization, holders of each outstanding Warehouse Unit (other than any Warehouse Dissenting Units) will be entitled to receive a number of Interim Symbotic Common Units equal to (i) the amount such Warehouse Unit would have been entitled to receive had the Equity Value been distributed in cash pursuant to the Warehouse LLCA, divided by (ii) $10.00.

Pursuant to the terms of the Merger Agreement, immediately after the consummation of the Company Reorganization, at the Effective Time, holders of each outstanding Interim Symbotic Common Unit will be entitled to receive a number of New Symbotic Holdings Common Units, equal to the Exchange Ratio.

The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members will also receive a number of shares of the Post-Combination Company’s Class V-3 common stock, which has three votes per share, equal to the number of New Symbotic Holdings Common Units received by such holder, in exchange for payment by such holder to the Post-Combination Company of adequate consideration (in each case, not to exceed $0.00015 per share of the Post-Combination Company’s Class V-3 common stock). The other holders of New Symbotic Holdings Common Units will receive a number of shares of the Post-Combination Company’s Class V-1 common stock, which has one vote per share, equal to the number of New Symbotic Holdings Common Units received by such holder, in exchange for payment by such holder to the Post-Combination Company of adequate consideration (in each case, not to exceed $0.0001 per share of the Post-Combination Company’s Class V-1 common stock). The Post-Combination Company’s Class V-3 common stock will convert to the Post-Combination Company’s Class V-1 common stock upon the occurrence of certain sunset events, including an automatic conversion after seven years from the Closing. The holders of outstanding New Symbotic Holdings Common Units as of the Effective Time will also have contingent rights to receive up to an aggregate of 20,000,000 Earnout Interests. Each holder will be entitled to receive their pro rata share of the Earnout Interests in three tranches upon the occurrence of the following milestones on or prior to the seventh anniversary of the Closing: (i) Triggering Event I; (ii) Triggering Event II; and (iii) Triggering Event III.

Each New Symbotic Holdings Common Unit may be redeemed by the holder thereof for shares of the Post-Combination Company’s Class A common stock (or an equivalent amount in cash, at the option of the Post-Combination Company, subject to the provisions of the New Symbotic Holdings LLC Agreement) at a value equal to the arithmetic mean of the volume-weighted average price of a share of the Post-Combination Company’s Class A common stock for the full five trading days immediately prior to the date of delivery of the redemption notice, subject to certain exceptions. Upon such redemption, a number of the redeeming holder’s shares of the Post-Combination Company’s Class V-3 common stock or Class V-1 common stock, as applicable, equal to the number of the redeemed New Symbotic Holdings Common Units, will be transferred from such holder to the Post-Combination Company and cancelled by the Post-Combination Company.

No fractional shares of Class V-3 common stock or Class V-1 common stock will be issued by virtue of the Business Combination or the other transactions contemplated by the Merger Agreement. Each person who would otherwise be entitled to a fraction of a share of Class V-3 common stock or Class V-1 common stock (after aggregating all fractional shares of Class V-3 common stock or Class V-1 common stock that otherwise would be received by such holder) will instead have the number of shares of Class V-3 common stock or Class V-1 common stock issued to such person, rounded up or down in the aggregate to the nearest whole share of Class V-3 common stock or Class V-1 common stock, as applicable (with 0.5 of a unit or share, or greater, rounded up).

No later than the close of business on the second business day preceding the anticipated closing date, Warehouse will prepare and deliver to SVF 3 a statement describing (i) the allocation of the merger consideration between the holders of outstanding Warehouse Units and, (ii) each holder and the number of New Symbotic Holdings Common Units and shares of Class V-1 common stock and Class V-3 common stock receivable by such holder pursuant to the terms of the Merger Agreement. SVF 3 and Merger Sub will be entitled to rely fully on the information in the ownership allocation in issuing the merger consideration.

Closing and Effective Time of the Business Combination

The Closing is subject to the receipt of the requisite approval of the shareholders of SVF 3 and unitholders of Warehouse and the fulfillment of certain other closing conditions, and shall take place on the third business day following the day on which the last to be satisfied or waived of the closing conditions shall be satisfied or waived in accordance with the Merger Agreement, or at such other date or time as Symbotic Holdings and SVF 3 may mutually agree in writing. See “ —Conditions to Closing” for a more complete description of the conditions that must be satisfied prior to the Closing.

The Effective Time shall be the time when the related certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by Symbotic Holdings and the Post-Combination Company in writing and specified in such certificate of merger.

As of the date of this proxy statement/prospectus, SVF 3 expects that the Business Combination will be effective during the second quarter of 2022. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not consummated on or before June 10, 2022 (as extended pursuant to the terms of the Merger Agreement, the “Outside Date”), the Merger Agreement may be terminated by either Warehouse or SVF 3. See “—Termination” for a more complete description of the termination rights of the parties.

Treatment of Warehouse Phantom Awards

The Warehouse Phantom Awards may be equitably adjusted to reflect the transactions contemplated by the Business Combination Agreement and otherwise will remain subject to their terms as of the Closing.

Covenants and Agreements

Conduct of Warehouse’s Business Prior to the Completion of the Business Combination

Warehouse has agreed that, from the date of the Merger Agreement until the Closing or valid termination of the Merger Agreement, except as described in the Merger Agreement or any other transaction document (including the steps reasonably required to consummate the Company Reorganization), required by or reasonably responsive to applicable law (including COVID-19 measures) or any governmental entity or SVF 3 will otherwise consent to in writing (which consent will not be unreasonably withheld, conditioned or delayed), Warehouse will use reasonable best efforts to operate its business and its subsidiaries’ business in the ordinary course of business consistent with past practice and to preserve business organizations intact and maintain existing relations with its key customers, suppliers, creditors and employees.

In addition to the general covenants above, except as described in the Merger Agreement or any other transaction document (including the steps reasonably required to consummate the Company Reorganization), required by or reasonably responsive to applicable law (including COVID-19 measures) or any governmental entity or SVF 3 will otherwise consent to in writing (which consent will not be unreasonably withheld, conditioned or delayed), Warehouse has agreed that from the date of the Merger Agreement until the Closing or valid termination of the Merger Agreement, it will not, and will not permit its subsidiaries to:

•	adopt or propose any change in its or its subsidiaries’ organizational documents;

•

merge or consolidate itself or any of its subsidiaries with any other person, except for any such transactions among itself and/or its wholly owned subsidiaries, or restructure, reorganize, dissolve or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on substantially all of its assets, operations or businesses;

•

acquire assets outside of the ordinary course of business from any other person with a value or purchase price in the aggregate in excess of $2,000,000, or acquire any business or person, by merger or consolidation, purchase of substantially all assets or equity interests or by any other manner, in each case, in any transaction or series of related transactions, other than acquisitions or other transactions pursuant to contracts to which Warehouse or any of its subsidiaries are a party that are in effect as of the date of the Merger Agreement or entered into thereafter consistent with the terms of the Merger Agreement;

•

pursuant to contracts to which Warehouse or any of its subsidiaries are a party that are in effect as of the date of the Merger Agreement or entered into thereafter consistent with the terms of the Merger Agreement, enter into any joint venture or similar long-term business combination with another person;

•

other than pursuant to contracts to which Warehouse or any of its subsidiaries are a party that are in effect as of the date of the Merger Agreement or entered into thereafter consistent with the terms of the Merger Agreement, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, properties, licenses, operations, rights, product lines, businesses or interests therein, except for (A) transfers, sales, licenses or other dispositions in the ordinary course of business consistent with past practice and (B) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $5,000,000 in the aggregate;

•

issue, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of capital stock of Warehouse or any of its subsidiaries (other than the issuance of shares by a wholly owned subsidiary of Warehouse to Warehouse or another wholly owned subsidiary of Warehouse), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock;

•

reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•

declare, set aside, make or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

•

make any material loans, advances, guarantees or capital contributions to or investments in any person (other than Warehouse or any direct or indirect wholly owned subsidiary of Warehouse), other than in the ordinary course of business;

•

incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Warehouse or any of its subsidiaries, except for indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice, not to exceed $2,000,000 in the aggregate;

•

make or commit to make capital expenditures other than in an amount not in excess of a specified amount, except for any such expenditures (A) to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of Warehouse or its subsidiaries or (B) not in excess of $5,000,000 in the aggregate during any consecutive 12-month period;

•

other than with respect to contracts with a supplier or customer of Warehouse or otherwise in the ordinary course of business, enter into certain listed types of material contracts; provided that Warehouse will reasonably consult with SVF 3 before entering into any such contract with any supplier or customer of Warehouse if the contemplated counterparty to such contract is not a current supplier or customer, or an affiliate of a current supplier or customer, of Warehouse;

•

amend, modify, fail to renew or terminate certain listed material contracts or waive or release any material rights, claims or benefits under such contracts, other than expirations or non-renewals of any such contract in the ordinary course of business;

•	make any material changes with respect to its accounting policies or procedures, except as required by changes in law or GAAP;

•

other than with respect to any proceeding in connection with, arising out of or otherwise related to a dispute among SVF 3, Merger Sub, Warehouse and/or Symbotic Holdings in connection with the Merger Agreement or any of the transaction documents, settle any proceeding, except where such settlement is covered by insurance or involves only the payment of monetary damages directly from Warehouse in an amount not more than $1,000,000 in the aggregate;

•

make any material tax election in a manner inconsistent with past practice or revoke or change any material tax election; file any material amended tax return; adopt or change any material tax accounting method or period; enter into any agreement with a taxing authority with respect to material taxes; settle or compromise any examination, audit or other action with a taxing authority of or relating to any material taxes; extend, waive or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes; surrender any right to claim a refund in respect of material taxes; or enter into any “closing agreement” as described in Section 7121 of the Code (or any similar law) with any taxing authority;

•	except as required pursuant to the terms of any Warehouse benefit plan as in effect on the date of the Merger Agreement or as required by law, (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Warehouse employee (including executive officers) with an annual salary or wage rate or consulting fees and target annual cash bonus opportunity in excess of $300,000 as of the date of the Merger Agreement, (B) except in the ordinary course of business, consistent with past practice, become a party to, establish, adopt, amend, commence participation in or terminate any material Warehouse benefit plan or any arrangement that would have been a Warehouse benefit plan had it been entered into prior to the Merger Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards or, except in the ordinary course of business, consistent with past practice, under any Warehouse benefit plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Warehouse benefit plan, (E) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any Warehouse employee, (F) hire any employee or engage any independent contractor (who is a natural person) with annual salary or wage rate or consulting fees and target annual cash bonus opportunity in excess of $300,000, or (G) terminate the employment of any executive officer other than for cause;

•

sell, assign, lease, license, pledge, encumber, divest, abandon or otherwise dispose of, allow to lapse or expire, or fail to protect, any material Warehouse intellectual property, other than grants of non-exclusive licenses in the ordinary course of business;

•	become a party to, establish, adopt, amend, commence participation in or enter into any collective bargaining or other labor union contract;

•	enter into any material new line of business outside of the business conducted by Warehouse and its subsidiaries as of the date of the Merger Agreement; or

•	agree, authorize or commit to do any of the foregoing.

Conduct of SVF 3’s Business Prior to the Completion of the Business Combination

SVF 3 agreed that, from the date of the Merger Agreement until the Closing or valid termination of the Merger Agreement, except as described in the Merger Agreement or any other transaction document (including the steps reasonably required to consummate the Domestication and the Private Placements), required by or reasonably responsive to applicable law (including COVID-19 measures) or any governmental entity or Warehouse will otherwise consent to in writing (which consent will not be unreasonably withheld, conditioned or delayed), SVF 3 will use reasonable best efforts to operate its business and its subsidiaries’ business in the ordinary course of business consistent with past practice.

In addition to the general covenants above, except as described in the Merger Agreement or any other transaction document (including the steps reasonably required to consummate the Domestication and the Private Placements), required by or reasonably responsive to applicable law (including COVID-19 measures) or any governmental entity or Warehouse will otherwise consent to in writing (which consent will not be unreasonably withheld, conditioned or delayed), SVF 3 has agreed that from the date of the Merger Agreement until the Closing or valid termination of the Merger Agreement, it will not, and will not permit its subsidiaries to:

•

change, modify or amend, or seek any approval from the SVF 3 shareholders to change, modify or amend, the SVF 3 Trust Agreement, SVF 3’s organizational documents or the organizational documents of Merger Sub;

•

(A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) consolidate, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any SVF 3 Class A ordinary shares required by the redemption offer or as otherwise required by SVF 3’s organizational documents in order to consummate the transactions contemplated by the Merger Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, SVF 3;

•	enter into, or permit any of the assets owned or used by it to become bound by, any contract, other than as expressly required in connection with the transactions contemplated by the Merger Agreement;

•

other than as expressly required by the Sponsor Support Agreement, the Sponsor Letter Agreement or the Forward Purchase Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of SVF 3 or Merger Sub (including, for the avoidance of doubt, (A) the Sponsor and (B) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•

incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Warehouse or any of Warehouse’s subsidiaries or guaranty any debt securities of another person, other than any indebtedness for borrowed money or guarantee incurred between SVF 3 and Merger Sub;

•

make any loans, advances, guarantees or capital contributions to or investments in any person (other than Warehouse or any wholly owned subsidiary of Warehouse or in connection with the transactions contemplated by the Merger Agreement);

•	make any changes with respect to its accounting policies or procedures, except as required by changes in law or GAAP;

•

(A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, SVF 3 or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than the transactions contemplated by the Merger Agreement (including the transactions contemplated by the Subscription Agreements), or (B) amend, modify or waive any of the terms or rights set forth in the Forward Purchase Agreement;

•

except as contemplated by the Incentive Compensation Plan or ESPP, (A) adopt, amend or become obligated to contribute to, or incur liability (contingent or otherwise) or obligations under, any arrangement that would be an SVF 3 benefit plan if in effect on the date of the Merger Agreement, (B) hire any employee or any other individual to provide services to SVF 3 or its subsidiaries, or (C) become a party to, establish, adopt, amend, commence participation in or enter into any collective bargaining or other labor union contract;

•

make any material tax election in a manner inconsistent with past practice or revoke or change any material tax election; file any material amended tax return; adopt or change any material tax accounting method or period; enter into any agreement with a taxing authority with respect to material taxes; settle or compromise any examination, audit or other action with a taxing authority of or relating to any material taxes; extend, waive or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes; surrender any right to claim a refund in respect of material taxes; or enter into any “closing agreement” as described in Section 7121 of the Code (or any similar law) with any taxing authority;

•

(A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SVF 3 or its subsidiaries (other than the transactions contemplated by the Merger Agreement);

•	make any capital expenditures;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants and excluding Warehouse or any wholly owned subsidiary of Warehouse), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person;

•	enter into any new line of business outside of the business currently conducted by SVF 3 and its subsidiaries as of the date of the Merger Agreement; or

•	agree, authorize or commit to do any of the foregoing.

Trust Account

Prior to the Closing, none of the funds held in the Trust Account may be used or released except (i) for the withdrawal of interest to pay any tax obligation owed by SVF 3 as a result of assets owned by SVF 3 and (ii) to effectuate the redemption offer as described below. Following the Closing, and upon notice to the trustee of the SVF 3 Trust Account (the “SVF 3 Trustee”) and the satisfaction of the requirements for release set forth in the SVF 3 Trust Account, the SVF 3 Trustee will be obligated to release as promptly as practicable any and all amounts still due to holders of SVF 3 Class A ordinary shares who have exercised their redemption rights with respect to SVF 3 Class A ordinary shares, and, thereafter, transfer all funds held in the Trust Account to SVF 3 (to be held as available cash on the balance sheet of SVF 3, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter will cause the Trust Account and the SVF 3 Trust Agreement to terminate.

Redemption Offer

In connection with the Closing, SVF 3 will use its reasonable best efforts to cause the SVF 3 Trustee to pay as and when due all amounts payable to holders of SVF 3 Class A ordinary shares sold in the SVF 3 IPO who have validly elected to redeem their SVF 3 Class A ordinary shares (and who have not rescinded such election) pursuant to SVF 3’s organizational documents and will use its reasonable best efforts to cause the SVF 3 Trustee to pay, as and when due, the Deferred Discount (as defined in the SVF 3 Trust Agreement) pursuant to the terms of the SVF 3 Trust Agreement (the “Redemption Offer”).

Regulatory Approvals

Each of Warehouse and SVF 3 have agreed to cooperate and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable law to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable and to obtain as promptly as reasonably practicable all consents, registrations, approvals, clearances, permits and authorizations necessary or advisable to be obtained from any governmental entity or third party. Warehouse and SVF 3 have agreed that all such third party consents, registrations, approvals, clearances, permits and authorizations may not be obtained, and the obligations of Warehouse and SVF 3 to consummate the Business Combination is not subject to any such third party consent, registration, approval, clearance, permit or authorization being obtained. In no event will Warehouse, SVF 3 or any of their respective affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such person’s authorization, approval, consent or waiver to effectuate the transactions contemplated by the Merger Agreement, other than filing, recordation or similar fees.

In addition, from and after the date of the Merger Agreement until the earlier of its closing or termination, Warehouse and SVF 3 agreed to give each other the right to review in advance and, to the extent reasonable practicable, consult with the other and consider in good faith the views of the other in connection with all of the information relating to Warehouse or SVF 3 and any of their respective subsidiaries that appears in any filing made with, or written materials submitted to, any third party or any governmental entity relating to the transactions contemplated by the Merger Agreement. Warehouse and SVF 3 have agreed to not participate in any meeting or discussion with any governmental entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated by the Merger Agreement unless it consults with one another in advance and, to the extent not prohibited by such governmental entity, give each other the opportunity to attend and participate in such meeting or discussion. SVF 3 and Merger Sub will not take any action, including agreeing o or consummating any merger, acquisition or other transaction, that would reasonably be expected to prevent, restrict or delay (i) the receipt of any consent, registration, approval, clearance, permit or authorization from any governmental entity or any other person in connection with the transactions contemplated by the Merger Agreement or (ii) the consummation of the transactions contemplated by the Merger Agreement.

SVF 3 and Warehouse have agreed that in no event shall any affiliate of SVF 3, other than the Sponsor, be required to (i) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of such affiliate, (ii) take or commit to take actions that limit the freedom of action of such affiliate with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of such affiliates, (iii) grant any financial, legal or other accommodation to any person or (iv) propose, negotiate, commit to or effect any other condition, commitment or remedy of any kind.

Proxy Solicitation

SVF 3 has agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting in accordance with the Cayman Islands Companies Act and the Exchange Act, (ii) after the registration statement is declared effective under the Securities Act, cause this proxy statement/prospectus to be disseminated to SVF 3’s shareholders in compliance with applicable law, and (iii) solicit proxies from the holders of SVF 3’s ordinary shares to vote in accordance with the recommendation of the SVF 3 board of directors with respect to each of the proposals contained in this proxy statement/prospectus. SVF 3 has agreed, through the SVF 3 board of directors, to the SVF 3 board recommendation and will include the SVF 3 board recommendation in this proxy statement/prospectus, provided that, pursuant to the terms of the Merger Agreement, the SVF 3 board of directors will be permitted to a modification in recommendation if the SVF 3 board of directors will have determined in good faith that a failure to make a modification in recommendation would be inconsistent with its fiduciary duties under applicable law.

To the fullest extent permitted by applicable law, SVF 3’s obligations to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting will not be affected by any modification in recommendation. SVF 3 may only adjourn the Extraordinary General Meeting (i) upon receipt of a Warehouse adjournment request (as defined below), (ii) to solicit additional proxies for the purpose of obtaining the SVF 3 shareholder approval, (iii) for the absence of a quorum and (iv) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SVF 3 has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by SVF 3 shareholders prior to the Extraordinary General Meeting; provided, that, without the consent of Warehouse, the Extraordinary General Meeting (x) may not be adjourned to a date that is more than 20 business days in the aggregate after the date for which the Extraordinary General Meeting was originally scheduled (excluding any adjournments required by applicable law) and (y) will not be held later than three business days prior to the Outside Date. By written notice, Warehouse may request that SVF 3 adjourn the Extraordinary General Meeting (a “Warehouse adjournment request”) until the earlier of (x) 15 days after the date for which the Extraordinary General Meeting was then scheduled or (y) the date that is three business days prior to the Outside Date, if Warehouse believes in good faith that such adjournment is necessary in order to solicit additional proxies for the purpose of obtaining the SVF 3 shareholder approval or for the absence of a quorum of SVF 3 shareholders. Upon receipt of a Warehouse adjournment request, SVF 3 will adjourn the Extraordinary General Meeting for the period of time specified in the Warehouse adjournment request; provided that Warehouse may not issue more than two Warehouse adjournment requests.

Warehouse has agreed to, in accordance with Warehouse’s organizational documents and applicable law, and subject to the terms and conditions set forth in the Merger Agreement, seek and use its reasonable best efforts to promptly (and in any event within 48 hours) after this proxy statement/prospectus becomes effective obtain and deliver to SVF 3 written consent from holders of outstanding Warehouse Units adopting and approving the Company Merger Agreement, the Merger Agreement, and the transactions contemplated thereby, including the Company Reorganization and the Merger. At the time that Warehouse seeks such written consent, it will deliver an information statement regarding the Company Reorganization and the Merger.

Acquisition Proposal; Alternative Transactions

Warehouse has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, it will not, and will cause its subsidiaries and its and their respective directors, officers and other employees and direct all other representatives not to, (i) initiate any negotiations with any person with respect to, or provide any non-public information or data concerning Warehouse or any of its subsidiaries to any person relating to, an acquisition proposal or alternative transaction or afford to any person access to the business, properties, assets or personnel of Warehouse or any of its subsidiaries in connection with an acquisition proposal or alternative transaction, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an acquisition proposal or alternative transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an acquisition proposal or alternative transaction.

SVF 3 Exclusivity

Through the Effective Time, SVF 3 has agreed not to take, nor permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than Warehouse, its members and/or any of their affiliates or representatives) concerning, relating to or which is intended or is reasonably likely to give rise to or result in any offer, inquiry, proposal or indication of interest, written or oral, relating to any business combination other than with Warehouse, its members and their respective affiliates and representatives. SVF 3 has agreed to, and to cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.

SVF 3 NASDAQ Listing

From the date of the Merger Agreement through the Closing, SVF 3 has agreed to ensure SVF 3 remains listed as a public company on, and for SVF Class A ordinary shares to be listed on, the NASDAQ. SVF 3 has agreed to cause the Post-Combination Company’s Class A common stock to be issued in connection with the Business Combination to be approved for listing on NASDAQ prior to the closing date.

SEC Matters

Prior to the Closing, Warehouse will have the right to require SVF 3 to disclose material events of Warehouse or its subsidiaries on a Form 8-K or as additional soliciting material pursuant to Section 14A, as appropriate; provided that Warehouse will provide SVF 3 and SVF 3’s counsel with a reasonable opportunity to review and comment upon any such disclosure and cooperate with SVF 3 with respect to the final form and substance of any such disclosure.

Indemnification and Directors’ and Officers’ Insurance

From and after the Effective Time, the Post-Combination Company and New Symbotic Holdings have agreed that they will indemnify and hold harmless, to the fullest extent SVF 3, Merger Sub or Warehouse would be permitted to do so under applicable law and their respective organizational documents in effect as of the date of the Merger Agreement, each present and former director and officer of SVF 3, Merger Sub and Warehouse and each of their respective subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, provided that, to the extent required by applicable law, any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

SVF 3 has agreed to cause New Symbotic Holdings, as of the Effective Time, to obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of Warehouse’s existing directors’ and officers’ insurance policies, and (ii) Warehouse’s existing fiduciary liability insurance policies (“D&O Insurance”), in each case for a claims reporting or discovery period of six years from and after the Effective Time; provided that in no event will SVF 3 be required to expend for such policies a premium amount in excess of 300% of the aggregate annual premium payable by Warehouse for Warehouse’s current D&O Insurance for such purpose. In addition, SVF 3 has agreed, as of the Effective Time, to obtain and fully pay the premium for “tail” insurance policies for the extension of SVF 3’s existing D&O Insurance for a claims reporting or discovery period of six years from and after the Effective Time; provided that in no event will SVF 3 be required to expend for such policies a premium amount in excess of 300% of the aggregate annual premium payable by SVF 3 for SVF 3’s current D&O Insurance for such purpose.

Private Placement; Forward Purchase

SVF 3 and Merger Sub will take, or cause to be taken, as promptly as practicable after the date of the Merger Agreement, all actions, and do, or cause to be done, all things necessary (including enforcing its rights under the Subscription Agreements), on or prior to the closing date, to consummate the purchases contemplated by the Subscription Agreements and the Forward Purchase Agreement on the terms and conditions described or contemplated therein. Unless otherwise approved in writing by Warehouse, SVF 3 will not permit any amendment or modification to be made to or any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements or the Forward Purchase Agreement.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

•

Warehouse and SVF 3 providing, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Warehouse’s and SVF 3’s, as applicable, and their respective subsidiaries’ properties, books, projections, plans, systems, contracts, commitments, tax returns, records, commitments, analyses and appropriate officers and employees of Warehouse or SVF 3, as applicable, and furnishing the other party’s representatives with all financial and operating data and other information concerning the affairs of Warehouse or SVF 3, as applicable, that are in the possession of such party as such representatives may reasonably request;

•	Warehouse waiving claims to the SVF 3 Trust Account in the event that the Business Combination is not consummated;

•	Warehouse and SVF 3 cooperating on the preparation and efforts to make effective this proxy statement/prospectus;

•	Warehouse delivering to SVF 3 certain audited and unaudited financial statements specified in the Merger Agreement;

•	SVF 3 taking all actions necessary or appropriate to cause the specified individuals to be appointed as the directors and/or officers of the Post-Combination Company;

•

SVF 3 notifying Warehouse of any litigation and keeping Warehouse reasonably informed in the event that any litigation related to the Merger Agreement or the transactions contemplated thereby is brought, or, to the knowledge of SVF 3, threatened in writing, against SVF 3 or the board of directors of SVF 3 by any of SVF 3’s shareholders prior to the Closing;

•

SVF 3 keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	SVF 3, Merger Sub and Warehouse taking steps to exempt the acquisition of Class A ordinary shares from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•	SVF 3 approving and adopting the Incentive Compensation Plan and ESPP to be effective in connection with the Closing;

•	intended tax treatment; and

•	confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby.

Representations and Warranties

The Merger Agreement contains customary representations and warranties being made by Warehouse and Symbotic Holdings to SVF 3 and Merger Sub relating to a number of matters. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects, and cover a range of topics, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•

the capital structure of Warehouse, including shares authorized and outstanding as of the date of the Merger Agreement and the absence of arrangements that obligate Warehouse to issue or sell shares in the future, and information relating to Warehouse’s subsidiaries;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•

unanimous determination of Warehouse’s board of directors that the Business Combination is fair to, and in the best interests of, Warehouse and its members, and resolution to recommend adoption of the Merger Agreement to its members;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•	financial statements and internal controls;

•	absence of a Material Adverse Effect since September 25, 2021 and absence of certain other changes;

•	absence of undisclosed liabilities;

•	legal proceedings and absence of governmental orders;

•	employee compensation and benefits matters;

•	labor matters;

•	compliance with applicable law;

•	environmental matters;

•	tax matters;

•	real property and personal property matters;

•	intellectual property, information technology systems and data privacy;

•	insurance;

•	Warehouse’s material contracts;

•	broker’s and finder’s fees related to the Business Combination;

•	supplier and customer agreements;

•	related-party transactions; and

•	Warehouse’s reliance on any representations and warranties other than those contained in the Merger Agreement.

Certain of these representations and warranties are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, and subject to the terms therein, a “Material Adverse Effect” means any effect that is, individually or in the aggregate with any other effect, or would reasonably be expected to be, materially adverse to the business, assets, results of operations or financial condition of Warehouse (or Interim Symbotic, after giving effect to the Company Reorganization) and its subsidiaries, taken as a whole, provided that none of the following, alone or in combination, will be deemed to constitute, or be taken into account in determining whether, a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) effects generally affecting the economy, credit, capital, supply chain, securities or financial markets or political, regulatory or business conditions in any jurisdiction; (b) effects that are the result of factors generally affecting the industry, markets or geographical areas in which Warehouse (or Interim Symbotic, after giving effect to the Company Reorganization) and its subsidiaries operate or where any of their products or inputs thereof are sourced; (c) subject to certain exceptions, any effect on the relationship of Warehouse (or Interim Symbotic, after giving effect to the Company Reorganization) or any of its subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, landlords, partners or similar relationship as a result of the entry into, announcement or performance of the transactions contemplated by the Merger Agreement; (d) changes or modifications in GAAP or in any applicable law or in the official interpretation or enforcement thereof, after the date of the Merger Agreement; (e) any failure by Warehouse (or Interim Symbotic, after giving effect to the Company Reorganization) to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; (f) any effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster; (g) any effect resulting from a pandemic (including the COVID-19 pandemic, or any COVID-19 measures or any change in such COVID-19 measures or interpretations following the date of the Merger Agreement), outbreak of illness or other public health event or any other force majeure event; (h) any proceeding arising from allegations of any breach of fiduciary duty or allegations of violation of law relating to the Merger Agreement or the transactions contemplated therein; (i) any actions taken by Warehouse (or Interim Symbotic, after giving effect to the Company Reorganization) after the date of the Merger Agreement that are required to be taken by the Merger Agreement or at SVF 3’s written request or consent; (j) any matter set forth in the Merger Agreement; or (k) any effects to the extent actually known by the executive officers of SVF 3 on or prior to the date of the Merger Agreement; provided that, with respect to clauses (a), (b), (d), (f) and (g), such effect may be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Warehouse (or Interim Symbotic, after giving effect to the Company Reorganization) and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Warehouse (or Interim Symbotic, after giving effect to the Company Reorganization) and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on Warehouse (or Interim Symbotic, after giving effect to the Company Reorganization) and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Warehouse (or Interim Symbotic, after giving effect to the Company Reorganization) and its subsidiaries conduct their respective operations.

The Merger Agreement also contains representations and warranties made by SVF 3 and Merger Sub to Warehouse relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•

the capital structure of SVF 3 and Merger Sub, including shares authorized and outstanding as of the date of the Merger Agreement, the absence of arrangements that obligate SVF 3 and Merger Sub to issue or sell shares in the future, and information relating to SVF 3’s subsidiaries;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•

unanimous determination of the SVF 3 board of directors that the Business Combination is fair to, and in the best interests of, SVF 3 and its shareholders, and resolution to recommend adoption of the Merger Agreement to its shareholders;

•	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•	financial statements, reports and internal controls;

•	absence of certain changes since SVF 3’s incorporation;

•	absence of undisclosed liabilities and business activities, other than those pertaining to the Business Combination;

•	litigation and proceedings;

•	compliance with laws;

•	SVF 3 is not, nor is it acting on behalf of, an “investment company” under the Investment Company Act, and SVF 3 constitutes an “emerging growth company” under the JOBS Act;

•	the Trust Account;

•	the Subscriptions and the sale of Forward Purchase Shares;

•	the valid issuance of SVF 3 common stock under the Merger Agreement;

•	the inapplicability of takeover statutes and the absence of any stockholder rights plan, “poison pill” or similar antitakeover agreement or plan from SVF 3’s Articles;

•	taxes; and

•	SVF 3’s reliance on any representations and warranties other than those contained in the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive the Effective Time and, as described below under “—Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party willfully breached the Merger Agreement.

This summary and the copy of the Merger Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by SVF 3 and Warehouse, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of SVF 3, Warehouse or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to Closing

Conditions to Each Party’s Obligations

The respective obligations of each of SVF 3, Merger Sub, Warehouse and Symbotic Holdings to complete the Business Combination are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

•	the required approval by Warehouse unitholders will have been obtained with respect to the Merger Agreement and the Company Merger Agreement;

•	the required approval by SVF 3 shareholders with respect to the Conditions Precedent Proposals will have been obtained with respect to the Conditions Precedent Proposals;

•

the registration statement of which this proxy statement/prospectus forms a part will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC;

•

no governmental entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or governmental order (whether temporary, preliminary or permanent) that is in effect and makes illegal or otherwise prohibits the consummation of the transactions contemplated by the Merger Agreement;

•	the consummation of the sale of the Post-Combination Company’s Class A common stock under the Subscription Agreements of at least $50,000,000;

•	SVF 3 having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the Redemption Offer; and

•	the effectiveness of the Company Reorganization.

Conditions to Obligations of SVF 3 and Merger Sub

The obligation of SVF 3 and Merger Sub to complete the Business Combination is also subject to the satisfaction, or waiver by SVF 3, of the following conditions:

•

certain representations and warranties of Warehouse and Symbotic Holdings related to organization, good standing and qualification, capital structure, corporate authority and approval and brokers and finders will have been true and correct as of the date of the Merger Agreement and will be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), in each case, in all material respects;

•

certain representations and warranties of Warehouse and Symbotic Holdings related to absence of certain changes will have been true and correct as of the date of the Merger Agreement and will be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time);

•

other representations and warranties of Warehouse and Symbotic Holdings set forth will have been true and correct as of the date of the Merger Agreement and will be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

•

each of Warehouse and Symbotic Holdings will have performed or complied in all material respects with each of its obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

•	since the date of the Merger Agreement, there will not have occurred any effect that, individually or in the aggregate, has resulted in a Material Adverse Effect and is continuing as of the Closing;

•	the receipt by SVF 3 and Merger Sub of a certificate signed on behalf of Warehouse and Symbotic Holdings by an officer of Warehouse certifying as to the satisfaction of certain closing conditions; and

•	the delivery to SVF 3 by Warehouse and Symbotic Holdings of a counterpart of each of the transaction documents to which Warehouse, Symbotic Holdings or their affiliates is a party.

Conditions to Obligations of Warehouse and Symbotic Holdings

The obligation of Warehouse and Symbotic Holdings to complete the Business Combination is also subject to the satisfaction, or waiver by Warehouse, of the following conditions:

•

certain representations and warranties of SVF 3 and Merger Sub related to organization, good standing and qualification, capital structure, corporate authority and approval, SVF 3’s Trust Account and brokers and finders will be true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), in each case, in all material respects;

•

other representations and warranties of SVF 3 and Merger Sub set forth in the Merger Agreement will be true and correct as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be so true and correct as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or material adverse effect set forth therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF 3 or prevent, materially delay or materially impair the ability of SVF 3 or Merger Sub to consummate the transactions contemplated by the Merger Agreement;

•

each of SVF 3 and Merger Sub will have performed or complied in all material respects with each of its obligations required to be performed or complied with by it under the Merger Agreement at or prior to the closing date;

•	the receipt by Warehouse of a certificate signed by an executive officer of SVF 3 on behalf of SVF 3 and Merger Sub certifying as to the satisfaction of certain closing conditions;

•	the shares of Class A common stock of the Post-Combination Company contemplated to be listed pursuant to the Merger Agreement will have been listed on NASDAQ and will be eligible for continued listing on NASDAQ immediately following the Closing (as if it were a new initial listing by an issuer that had never been listed prior to the Closing);

•	resignations of certain directors and officers of SVF 3;

•	the Closing SVF Cash being equal to or in excess of $350,000,000;

•	the consummation of the transactions contemplated by the Forward Purchase Agreement; and

•	the delivery by SVF 3 and Merger Sub to Warehouse of a counterpart of each of the transaction documents to which SVF 3, Merger Sub or their affiliates is a party to Warehouse.

Termination

The Merger Agreement may be terminated at any time, but not later than the Closing, as follows:

•	by mutual written consent of SVF 3 and Warehouse;

•

by either SVF 3 or Warehouse if the Merger is not consummated on or before the date that is 180 days from the date of the Merger Agreement (as such date may be extended as a result of an adjournment of the Extraordinary General Meeting), which date may be extended for another 60 days upon written notice to the other party if the registration statement of which this proxy statement/prospectus is a part has been filed but is not effective on the date that is 14 days prior to the end of the initial 180-day period; provided that this termination right shall not be available to any party that has breached in any material respect its obligations in the Merger Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

•	by either SVF 3 or Warehouse if the requisite approval of the shareholders of SVF 3 is not obtained at the Extraordinary General Meeting, as may be adjourned or postponed from time to time;

•

by either SVF 3 or Warehouse if any law or governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger will have been enacted, issued, promulgated, enforced or entered and will have become final and non-appealable, provided that the right to terminate the Merger Agreement will not be available to any party that has breached in any material respect its obligations set forth in the Merger Agreement in any manner that will have proximately contributed to the enactment, issuance, promulgation, enforcement or entry of such law or governmental order; provided further that the governmental entity issuing such governmental order has jurisdiction over the parties with respect to the transactions contemplated by the Merger Agreement;

•

by SVF 3 if Warehouse has breached its representations, warranties, covenants or agreements in the Merger Agreement such that the closing conditions would not be satisfied (subject to a cure period); provided, that this termination right shall not be available to SVF 3 if it has breached in any material respect its obligations set forth in the Merger Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

•	by SVF 3 if Warehouse fails to deliver the PCAOB Audited Financials by February 28, 2022;

•

by SVF 3 if the PCAOB Audited Financials contain material restatements, deviations, differences or modifications from the audited consolidated balance sheets of Warehouse and its subsidiaries as of September 26, 2020 and September 28, 2019 and the audited consolidated statement of operations, statements of comprehensive income (loss), statements of changes in redeemable preferred and common units and members’ deficit and statements of cash flows of Warehouse and its subsidiaries for the fiscal years then ended, together with the auditor’s reports thereon of the corresponding fiscal year that would reasonably be expected to significantly and negatively impact the equity value of Warehouse based on the methodology used to determine the equity value of Warehouse included in the non-binding term sheet dated August 2, 2021 between Warehouse and SVF 3, so long as SVF 3 notifies Warehouse of its decision to terminate within 15 days from receipt of the PCAOB Audited Financials;

•

by SVF 3 if Warehouse fails to obtain the requisite approval of the unitholders of Warehouse within 48 hours after the registration statement of which this proxy statement/prospectus is a part becomes effective; or

•

by Warehouse if SVF 3 or Merger Sub breaches its respective representations, warranties, covenants or agreements in the Merger Agreement such that the closing conditions would not be satisfied (subject to a cure period); provided, that this termination right shall not be available to Warehouse if it has breached in any material respect its obligations set forth in the Merger Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

Effect of Termination

In the event of termination of the Merger Agreement and the abandonment of the Business Combination pursuant to the termination provisions set forth in the Merger Agreement, the Merger Agreement will become void and of no effect with no liability to any person on the part of any party (or any of its representatives or affiliates), provided, however, (a) no such termination will relieve any party of any liability or damages to any other party resulting from any willful breach of the Merger Agreement and (b) certain provisions, including those relating to the Trust Account, will continue in effect notwithstanding the termination of the Merger Agreement.

In the event the Merger Agreement is terminated in accordance with the termination rights set forth in bullets six or seven above, then SVF 3 shall be entitled to receive a reimbursement fee in the amount of $2,000,000 from Warehouse. The PCAOB Audited Financials were delivered to SVF 3 on February 4, 2022, thus ending SVF 3’s right to terminate pursuant to the sixth bullet above. SVF 3’s right to terminate pursuant to the seventh bullet above will expire on February 19, 2022.

Amendments

Prior to the Effective Time, the Merger Agreement may be amended by a written amendment, modification or waiver signed by each of SVF 3, Merger Sub and Warehouse, and in the case of a waiver, by the party against whom the waiver is to be effective.

Specific Performance

Each party to the Merger Agreement shall be entitled to enforce specifically the terms and provisions of the Merger Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the Merger Agreement in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) (provided that if subject matter jurisdiction over the proceeding is vested exclusively in the United States federal courts, such proceeding shall be heard in the United States District Court for the District of Delaware) without necessity of posting a bond of other form of security. In the event any proceeding should be brought in equity to enforce the provisions of the Merger Agreement, no party may allege, and each party has waived the defense, that there is an adequate remedy at law.

Stock Market Listing

Pursuant to the terms of the Merger Agreement, SVF 3 is required to cause the shares of the Post-Combination Company’s Class A common stock to be issued in connection with the Business Combination to be listed on NASDAQ prior to the Closing Date.

Fees and Expenses

Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of the Merger Agreement and certain other transaction documents contemplated thereby and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expense.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary is a discussion of U.S. federal income tax considerations of the Domestication, an exercise of redemption rights with respect to Public Shares, and the Business Combination generally applicable to U.S. holders (as defined below) of SVF 3 ordinary shares and Symbotic Inc. common stock, and with respect to non-U.S. holders (as defined below) the ownership and disposition of Symbotic Inc. common stock after the Domestication and Business Combination. This section applies only to holders that hold their SVF 3 ordinary shares or Symbotic Inc. common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address the Sponsor or its affiliates, representatives, employees or other stakeholders.

This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:

•	financial institutions;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of tax accounting with respect to SVF 3 ordinary shares or Symbotic Inc. common stock;

•

persons holding SVF 3 ordinary shares or Symbotic Inc. common stock as part of a “straddle,” hedge, integrated transaction or similar transaction, or persons deemed to sell the SVF 3 ordinary shares or Symbotic Inc. common stock under constructive sale provisions of the Code;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

•	holders who are controlled foreign corporations or passive foreign investment companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who acquired SVF 3 ordinary shares or Symbotic Inc. common stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•

U.S. holders owning (actually or constructively) 10% or more of the total combined voting power of all classes of stock entitled to vote of, or 10% or more of the total value of all classes of shares of, SVF 3 or Symbotic Inc.;

•	U.S. holders that hold their SVF 3 ordinary shares and Symbotic Inc. common stock through a non-U.S. broker or other non-U.S. intermediary;

•	persons who are, or may become, subject to the expatriation provisions of the Code;

•	persons that are subject to “applicable financial statement rules” under Section 451(b); or

•	tax-exempt entities.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations all as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein (possibly with retroactive effect).

This discussion does not take into account proposed changes in such tax laws and does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as estate or gift tax consequences, the alternative minimum tax or the Medicare tax on investment income). Each of the foregoing is subject to change, possibly with retroactive effect. You should consult your tax advisors with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication, an exercise of redemption rights with respect to Public Shares, the Business Combination, or any other matters discussed herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

References in this discussion to “ordinary shares” refers to SVF 3 Class A ordinary shares and references in this discussion to “common stock” refers to Symbotic Inc. common stock.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds SVF 3 ordinary shares or Symbotic Inc. common stock, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any SVF 3 ordinary shares or Symbotic Inc. common stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication, an exercise of redemption rights with respect to Public Shares and the Business Combination to them.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO PUBLIC SHARES AND THE BUSINESS COMBINATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of SVF 3 ordinary shares or Symbotic Inc. common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

Consequences of the Domestication to U.S. Holders—F Reorganization

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form or place of organization of one corporation, however effected.” Pursuant to the Domestication, SVF 3 will change its jurisdiction of incorporation from the Cayman Islands to Delaware, and, after the Domestication will change its name to Symbotic Inc.

It is intended that the Domestication qualify as an F Reorganization for U.S. federal income tax purposes. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as SVF 3, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. The remainder of this discussion assumes the Domestication so qualifies. Assuming the Domestication so qualifies, U.S. holders generally will not recognize taxable gain or loss on the Domestication for U.S. federal income tax purposes, except as provided below under the caption headings “—Effect of Section 367 to U.S. Holders” and “—PFIC Considerations,” and the Domestication will be treated for U.S. federal income tax purposes as if SVF 3 (i) transferred all of its assets and liabilities to Symbotic Inc. in exchange for all of the outstanding common stock of Symbotic Inc.; and (ii) then distributed the common stock of Symbotic Inc. to the shareholders of SVF 3 in liquidation of SVF 3. The taxable year of SVF 3 will be deemed to end on the date of the Domestication.

Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of Symbotic Inc. common stock received by a U.S. holder in the Domestication will equal the U.S. holder’s adjusted tax basis in the SVF 3 ordinary share surrendered in exchange therefor, increased by any amount included in the income of such U.S. holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of Symbotic Inc. common stock received by a U.S. holder will include such U.S. holder’s holding period for the SVF 3 ordinary share surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, a U.S. holder generally would recognize gain or loss with respect to its SVF 3 ordinary shares in an amount equal to the difference between the fair market value of Symbotic Inc. common stock received in the Domestication and the U.S. holder’s adjusted tax basis in its SVF 3 ordinary shares surrendered in the Domestication. In such event, such U.S. holder’s basis in Symbotic Inc. common stock would be equal to their fair market value on the date of the Domestication, and such U.S. holder’s holding period for Symbotic Inc. common stock would begin on the day following the date of the Domestication. Shareholders who hold different blocks of SVF 3 ordinary shares (generally, ordinary shares of SVF 3 purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Because the Domestication will occur prior to the redemption of U.S. holders that exercise redemption rights with respect to their Public Shares, U.S. holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All U.S. holders considering exercising such redemption rights are urged to consult with their tax advisors with respect to the potential tax consequences of the Domestication and an exercise of such redemption rights to them.

ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS WITH RESPECT TO PUBLIC SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POTENTIAL TAX CONSEQUENCES OF THE DOMESTICATION AND AN EXERCISE OF SUCH REDEMPTION RIGHTS TO THEM.

Effect of Section 367 to U.S. Holders

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code generally will apply to U.S. holders that exchange SVF 3 ordinary shares for Symbotic Inc. common stock as part of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights with respect to their Public Shares, U.S. holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

U.S. Holders That Own Less Than 10 Percent of SVF 3

A U.S. holder who, at the time of the Domestication, beneficially owns (directly, indirectly, or constructively, including as a result of applicable attribution rules) SVF 3 ordinary shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of SVF 3 ordinary shares entitled to vote and less than 10% of the total value of all classes of SVF 3 ordinary shares, will generally recognize gain (but not loss) with respect to the Symbotic Inc. common stock received in the Domestication unless such holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below. Complex attribution rules apply in determining whether a U.S. holder owns 10% or more of the total combined voting power of all classes of our ordinary shares entitled to vote or owns 10% or more of the total value of all classes of our ordinary shares. All U.S. holders are urged to consult their tax advisors with respect to those attribution rules.

Unless a U.S. holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to its SVF 3 ordinary shares exchanged for Symbotic Inc. common stock pursuant to the Domestication. Any such gain would be equal to the excess of the fair market value of such Symbotic Inc. common stock received over the U.S. holder’s adjusted tax basis in the SVF 3 ordinary shares deemed to be surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain, and should be long-term capital gain if the U.S. holder held the SVF 3 ordinary shares for longer than one year.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. holder may elect to include in income the all earnings and profits amount attributable to its SVF 3 ordinary shares. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

•	a statement that the Domestication is a Section 367(b) exchange;

•	a complete description of the Domestication;

•	a description of any stock, securities or other consideration transferred or received in the Domestication;

•	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes as income or as an adjustment to basis, earnings and profits or other tax attributes;

•

a statement that the U.S. holder is making the election that includes (A) a copy of the information that the U.S. holder received from SVF 3 (or Symbotic Inc.) establishing and substantiating the U.S. holder’s all earnings and profits amount with respect to the U.S. holder’s SVF 3 ordinary shares, and (B) a representation that the U.S. holder has notified SVF 3 (or Symbotic Inc.) that the U.S. holder is making the election; and

•	certain other information required to be furnished with the U.S. holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

The election must be attached by the U.S. holder to its timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. holder must send notice of making the election to Symbotic Inc. no later than the date such tax return is filed. In connection with this election, SVF 3 intends to provide each U.S. holder eligible to make such an election with information regarding SVF 3’s earnings and profits upon request. SVF 3 does not expect that SVF 3’s cumulative earnings and profits will be material at the time of domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING THE ELECTION DESCRIBED ABOVE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

U.S. Holders that Own SVF 3 Ordinary Shares with a Fair Market Value of Less Than $50,000

A U.S. holder who, at the time of the Domestication, owns (or is considered to own) SVF 3 ordinary shares with a fair market value of less than $50,000 should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DOMESTICATION TO THEM.

PFIC Considerations

In addition to Section 367(b) of the Code, the Domestication may be a taxable event to U.S. holders to the extent that Section 1291(f) of the Code applies, if SVF 3 is or ever was a PFIC under Section 1297 of the Code.

General

A foreign corporation generally will be a PFIC for U.S. federal income tax purposes with respect to a taxable year of the foreign corporation if:

•

at least 75% of its gross income in such taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income; or

•

at least 50% of its assets in such taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based upon the composition of its income and assets, SVF 3 believes that it is likely classified as a PFIC.

Consequences if a PFIC

If SVF 3 is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of SVF 3’s ordinary shares and the U.S. holder did not make a timely qualified electing fund (“QEF”) election for SVF 3’s first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) such ordinary shares, a QEF election along with a “purging election,” or did not make a timely mark-to-market election as discussed below, then as described below, such holder generally will be subject to special rules with respect to: (i) any gain recognized by the U.S. holder on the sale or other disposition of its SVF 3 ordinary shares; and (ii) any “excess distribution” made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the ordinary shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for the SVF 3 ordinary shares).

Under these rules:

•	the U.S. holder’s gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for the SVF 3 ordinary shares;

•

the amount of gain allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain or received the excess distribution, or to the period in the U.S. holder’s holding period before the first day of the first taxable year in which SVF 3 is a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. holder.

QEF Election

In general, if SVF 3 is determined to be a PFIC, a U.S. holder may avoid the PFIC tax consequences described above in respect to its SVF 3 ordinary shares by making a timely QEF election to include in income its pro rata share of SVF 3’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in each taxable year of the U.S. holder in which or with which SVF 3’s taxable year ends. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. However, in order to comply with the requirements of a QEF election, a U.S. holder must receive a PFIC annual information statement from SVF 3. Upon written request, SVF 3 will endeavor to provide to a U.S. holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. holder to make and maintain a QEF election, but there can be no assurance that we will timely provide such required information.

Mark-to-Market Election

Alternatively, if a U.S. holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. holder makes a valid mark-to-market election for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) SVF 3 ordinary shares and for which SVF 3 is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its ordinary shares. Instead, in general, the U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income, i.e., net of mark-to-market losses, as a result of the mark-to-market election). The U.S. holder’s basis in its SVF 3 ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the SVF 3 ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the New York Stock Exchange (on which SVF 3 ordinary shares have been listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

Effect of PFIC Rules on the Domestication

Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC (including rights to acquire stock of a PFIC) must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f), or the “Proposed Regulations,” were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their current form, the Proposed Regulations may require taxable gain recognition by a U.S. holder subject to the PFIC rules with respect to its exchange of SVF 3 ordinary shares for Symbotic Inc. common stock in the Domestication if SVF 3 were classified as a PFIC at any time during such U.S. holder’s holding period in SVF 3 ordinary shares. Therefore, U.S. holders of SVF 3 ordinary shares that have not made a timely QEF election or a mark-to-market election (as described above) may, pursuant to the Proposed Regulations, be subject to taxation on the Domestication to the extent their shares have a fair market value in excess of their tax basis. Any such gain would generally be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. The rules dealing with PFIC and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. holder of SVF 3 ordinary shares should consult its tax advisors concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights

This section is addressed to U.S. holders of SVF 3 ordinary shares (which will be exchanged for Symbotic Inc. common stock in the Domestication) that elect to exercise redemption rights to receive cash in exchange for SVF 3 ordinary shares and is subject in its entirety to the discussion of the Domestication, the PFIC rules and Section 367 of the Code as discussed above.

The U.S. federal income tax consequences to a U.S. holder of SVF 3 ordinary shares (which become Symbotic Inc. common stock in the Domestication) that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its common stock will depend on whether the redemption qualifies as a sale of the Symbotic Inc. common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. holder’s Symbotic Inc. common stock redeemed, the holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the Symbotic Inc. common stock redeemed (which basis will depend on the treatment of the Domestication, including under Section 367 and the PFIC rules, as described above).

Whether a redemption qualifies for sale treatment will depend largely on the total amount of Symbotic Inc. common stock treated as held by the U.S. holder (including any shares constructively owned by the U.S. holder) relative to all of Symbotic Inc. common stock outstanding both before and after the redemption. The redemption of Symbotic Inc. common stock will generally be treated as a sale of the Symbotic Inc. common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in Symbotic Inc. or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only Symbotic Inc. common stock actually owned by the U.S. holder, but also Symbotic Inc. common stock constructively owned by the U.S. holder. A U.S. holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any shares the U.S. holder has a right to acquire by exercise of an option.

In order to meet the substantially disproportionate test, the percentage of the Symbotic Inc. outstanding voting shares actually and constructively owned by the U.S. holder immediately following the redemption of Symbotic Inc. common stock must, among other requirements, be less than 80% of the percentage of the

Symbotic Inc. outstanding voting shares actually and constructively owned by the U.S. holder immediately before the redemption. Prior to the Business Combination, the SVF 3 ordinary shares and Symbotic Inc. common stock may not be considered voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. holder’s interest if either (i) all of the Symbotic Inc. common stock actually and constructively owned by such U.S. holder is redeemed or (ii) all of the Symbotic Inc. common stock actually owned by such U.S. holder is redeemed and such U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of any Symbotic Inc. common stock actually and constructively owned by certain family members and such U.S. holder does not constructively own any other Symbotic Inc. common stock and otherwise complies with specific conditions. The redemption of common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Symbotic Inc. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Symbotic Inc. will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If the redemption does not qualify as a sale of the Symbotic Inc. common stock redeemed, the U.S. holder will be treated as receiving a corporate distribution from Symbotic Inc. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Symbotic Inc.’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. holder’s basis in its other Symbotic Inc. common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of these rules, any remaining tax basis of the U.S. holder in such holder’s redeemed Symbotic Inc. common stock will generally be added to the U.S. Holder’s adjusted tax basis in its remaining Symbotic Inc. common stock, or, if it has none, possibly to the U.S. Holder’s adjusted tax basis in other Symbotic Inc. common stock shares constructively owned by such holder.

Because the Domestication will occur immediately prior to the redemption of U.S. holders that exercise Redemption Rights, U.S. holders exercising Redemption Rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication discussed further above.

U.S. holders who actually or constructively own five percent or more of Symbotic Inc. stock (by vote or value) may be subject to special reporting requirements with respect to a redemption, and such holders should consult with their tax advisors with respect to any applicable reporting requirements.

All U.S. holders are urged to consult with their tax advisors as to the tax consequences of a redemption of all or a portion of their Symbotic Inc. common stock pursuant to an exercise of redemption rights for its Public Shares.

Effect of the Business Combination on U.S. Holders of Symbotic Inc. Common Stock

U.S. holders that hold Symbotic Inc. common stock after the Domestication should not recognize gain or loss for U.S. federal income tax purposes solely as a result of the Business Combination.

Non-U.S. Holders

The following describes U.S. federal income tax considerations relating to the ownership and disposition of Symbotic Inc. common stock by a Non-U.S. holder after the Domestication. As used herein, the term “Non-U.S. holder” means a beneficial owner of Symbotic Inc. common stock who or that is for U.S. federal income tax purposes:

•	a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder;

but generally does not include an individual who is present in the U.S. for 183 days or more in the relevant taxable year. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and sale or other disposition of our securities.

Taxation of Distributions

In general, any distributions we make to a Non-U.S. holder of shares of Symbotic, Inc. common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. Provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and are not attributable to a U.S. permanent establishment under an applicable treaty), we or the applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Symbotic, Inc. common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Symbotic, Inc. common stock, which will be treated as described under “—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Symbotic Inc. Common Stock” below. In addition, if we or the applicable withholding agent determine that we are likely to be classified as a “U.S. real property holding corporation” (see “—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Symbotic, Inc. Common Stock” below), we or the applicable withholding agent may withhold 15% of any distribution that exceeds our current and accumulated earnings and profits.

Dividends that we pay to a Non-U.S. holder that are effectively connected with such Non-U.S. holder’s conduct of a trade or business within the United States (or if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder) will generally not be subject to U.S. withholding tax, provided such Non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Symbotic Inc. Common Stock

A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain realized on a sale, taxable exchange or other taxable disposition of Symbotic, Inc. common stock, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held Symbotic, Inc. common stock, and, in the case where shares of Symbotic, Inc. common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of Symbotic, Inc. common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of Symbotic, Inc. common stock. There can be no assurance that Symbotic, Inc. common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of Symbotic, Inc. common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, if Symbotic, Inc. common stock will not be treated as regularly traded on an established securities market, then a buyer of Symbotic, Inc. common stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We can provide no assurance as to our future status as a United States real property holding corporation. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes.

Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights

This section is addressed to Non-U.S. holders of Symbotic Inc. common stock that elect to exercise redemption rights to receive cash in exchange for all or a portion of their Symbotic Inc. common stock. For purposes of this discussion, a “redeeming Non-U.S. holder” is a Non-U.S. holder that elects to exercise such redemption rights in respect of all or a portion of its common stock.

Because the Domestication will occur immediately prior to the redemption of Non-U.S. holders that exercise Redemption Rights with respect to Symbotic Inc. common stock, the U.S. federal income tax consequences to a redeeming Non-U.S. holder will depend on whether the redemption qualifies as a sale of the Symbotic Inc. common stock redeemed, as described above under “—U.S. Holders—Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.” If such a redemption qualifies as a sale of Symbotic Inc. common stock, the U.S. federal income tax consequences to the redeeming Non-U.S. holder generally will be as described above under “—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Symbotic Inc. Stock.” If such a redemption does not qualify as a sale of Symbotic Inc. common stock, the redeeming Non-U.S. holder generally will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “—Taxation of Distributions.”

ALL NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DOMESTICATION TO THEM.

Information Reporting and Backup Withholding.

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of Symbotic, Inc. common stock. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes.

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends on Symbotic, Inc. common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that provide that these withholding requirements would generally not apply to gross proceeds from sales or other dispositions of Symbotic, Inc. common stock. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our securities.

COMPARISON OF EQUITYHOLDERS’ RIGHTS

General

Warehouse is incorporated under the laws of the State of New Hampshire and the rights of Warehouse unitholders are governed by the laws of the State of New Hampshire, including the New Hampshire Revised Limited Liability Company Act (the “NH LLC Act”) and the Warehouse LLCA. As a result of the Business Combination, Warehouse unitholders who receive shares of Post-Combination Company’s common stock will become stockholders of the Post-Combination Company. The Post-Combination Company is incorporated under the laws of the State of Delaware and the rights of Post-Combination Company stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the Proposed Bylaws. Thus, following the Business Combination, the rights of Warehouse unitholders who become Post-Combination Company stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Warehouse LLCA and instead will be governed by the Proposed Charter and the Proposed Bylaws.

Comparison of Equityholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Warehouse unitholders under the Warehouse LLCA, and the rights of Post-Combination Company stockholders under forms of the Proposed Charter and the Proposed Bylaws. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Warehouse LLCA, and forms of the Proposed Charter, which is attached to this proxy statement/prospectus as Annex B, and the Proposed Bylaws, which is attached to this proxy statement/prospectus as Annex C, as well as the relevant provisions of the DGCL.

Warehouse	Post-Combination Company

Number and Qualification of Managers/Directors

Warehouse is managed by a board of managers, consisting of one or more individuals. The number of managers on such board is fixed by the majority vote of the holders of Class A Units. Managers need not be residents of the State of New Hampshire, need not be a member of Warehouse and the current Chief Executive Officer of Warehouse may be a manager on the board.

The number of directors shall be fixed exclusively by one or more resolutions adopted from time to time by the board of directors of the Post-Combination Company.

Structure of Board; Election and Removal of Managers/Directors

Managers of the board are appointed by the holders of Class A Units by majority vote. By action of the holders of the Class A Units by majority vote, an additional manager may be Warehouse’s current Chief Executive officer.

The holders of the Class A Units by a majority vote shall select a manager to serve as Chair of the board.

A manager’s status as a manager may be terminated at any time by action of the holders of the Class A Units.

Following the Business Combination, the members of the Post-Combination Company board of directors will be as elected by the holders of SVF 3 ordinary shares at the Extraordinary General Meeting pursuant to the Director Election Proposal.

Directors shall be elected by a majority of the votes cast by holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, provided that if, as of the 10th day preceding the date the Post-Combination Company first mails its notice of meeting for such meeting to the stockholders, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast.

Warehouse	Post-Combination Company

Subject to special rights of the holders of one or more outstanding series of preferred stock to elect directors, any vacancy on the board of directors and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, the board of directors or any individual director may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock of the Post-Combination Company entitled to vote at an election of directors.

Voting

Each holder of Class A Units and Class C Units shall have the right to one vote per Class A Unit or Class C Unit, respectively, and shall be entitled to vote upon such matters and in such manner as provided in the Warehouse LLCA or by law. Except as required by applicable law, each class of Preferred Units shall be non-voting.

Each holder of Class A common stock or Class B common stock shall be entitled to one vote for each share of Class A common stock or Class B common stock, respectively, held of record by such holder.

Each holder of Class V-1 common stock shall be entitled to one vote for each share of Class V-1 common stock held of record by such holder.

Each holder of Class V-3 common stock shall be entitled to three votes for each share of Class V-3 common stock held of record by such holder.

Supermajority Voting Provisions

Not applicable.

The board of directors or any individual director may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock of the Post-Combination Company entitled to vote at an election of directors.

The adoption, amendment or repeal of the Proposed Bylaws by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock of the Post-Combination Company entitled to vote generally in an election of directors.

Warehouse	Post-Combination Company

The following provisions in the Proposed Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds of the total voting power of all the then-outstanding shares of stock of the Post-Combination Company entitled to vote thereon, voting together as a single class: (a) Section 4.03(b) through Section 4.04; and (b) Article V through Article XIV.

Vacancies on the Board of Managers/ Directors

Any vacancy on the board as a result of the removal, resignation or death of a manager shall be filled by action of the holders of the Class A Units by majority vote; provided, that until such time that such vacancy is filled, the managers then in office shall constitute the entire board and shall manage the affairs of Warehouse in accordance with the Warehouse LLCA.	Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, except as otherwise provided by law, any vacancies on the board of directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders.

Amendment to LLCA/Certificate of Incorporation

Section 304-C:67, II(a) of the NH LLC Act provides that the affirmative vote of all members would be required to amend a certificate of formation of an LLC, unless Warehouse’s operating agreement provides otherwise. The Warehouse LLCA does not specifically address amendment to the Certificate of Formation.	The following provisions in the Proposed Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds of the total voting power of all the then-outstanding shares of stock of the Post-Combination Company entitled to vote thereon, voting together as a single class: (a) Section 4.03(b) relating to preferred stock, (b) Section 4.04 relating to paired common stock, (c) Article V relating to conversion, (d) Article VI relating to incorporator and initial directors, (e) Article VII relating to the board of directors, (f) Article VIII relating to stockholders, (g) Article IX relating to liability, (h) Article X relating to indemnification, (i) Article XI relating to business combinations, (j) Article XII relating to forum selection, (k) Article XIII relating to corporate opportunity and (l) Article XIV relating to amendments.

Warehouse	Post-Combination Company

For any other amendment, the Proposed Charter applies Delaware law, which allows an amendment to a charter generally with the affirmative vote of a majority of the outstanding shares of voting stock entitled to vote thereon, voting together as a single class.

Unitholder/Stockholder Action by Written Consent

Any action required or permitted to be taken at a meeting of the board or the members may be taken without a meeting if, prior to the action, written consents describing the action to be taken are signed by the minimum number of managers or members that would be necessary to authorize the action at a meeting at which all managers or members entitled to vote thereon were present and voting.	Except with respect to the rights of any preferred stock provide in a certificate of designation from time to time, the Proposed Charter provides that any action required or permitted to be taken by the stockholders of the Post-Combination Company must be effected at any annual or special meeting of stockholders may not be taken by written consent in lieu of a meeting.

Limitation of Liability of Managers/Directors and Officers

No manager or any officer shall be personally liable, as such, for any action taken or omitted from being taken unless: (i) such manager or officer willfully breached or failed to perform the duties of his or her office; and (ii) the breach or failure to perform constituted recklessness, self-dealing or willful misconduct. The foregoing shall not apply to any responsibility or liability under a criminal statute or liability for the payment of taxes under federal, state, or local law.	A director of the Post-Combination Company shall not be personally liable to Post-Combination Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The amendment, restatement, amendment and restatement, other modification or repeal of this provision in the Proposed Charter shall not adversely affect any right or protection of a director of the Post-Combination Company with respect to any act or omission occurring prior to such amendment, restatement, amendment and restatement, other modification or repeal. If the DGCL is amended after approval by the stockholders of this provision in the Proposed Charter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Indemnification of Managers/Directors, Officers, Employees and Agents

In accordance with the NH LLC Act, Warehouse shall indemnify and hold harmless any member, any manager, employee, agent or affiliate thereof and each officer of Warehouse (individually, in each case, an “indemnitee”) to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including reasonable attorneys’ fees and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which such indemnitee may be involved or threatened to be

The Post-Combination Company will indemnify any person for any proceeding by reason of being a director or officer of the Post-Combination Company or, while a director or officer, is or was serving at the request of the Post-Combination Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or nonprofit entity if such proceeding or part thereof was authorized by Post-Combination Company’s board of directors.

The right to indemnification covers all liability and loss suffered and expenses (including attorneys’ fees,

Warehouse	Post-Combination Company
involved, as a party or otherwise, arising out of or incidental to the business or activities of or relating to Warehouse, regardless of whether such indemnitee continues to be a member, or a member, officer, employee, agent or an affiliate thereof, or an officer of Warehouse at the time any such liability or expense is paid or incurred; provided, however, that the foregoing shall not eliminate or limit the liability of any indemnitee, and Warehouse shall not indemnify any indemnitee (i) for any breach of such indemnitee’s duty of loyalty to Warehouse or the members, (ii) for acts or omissions which involve gross negligence, willful misconduct or a knowing violation of law or the LLCA, or (iii) for any transaction from which such indemnitee received any improper personal benefit; provided, further, that, except with respect to proceedings to enforce rights of indemnification or advancement pursuant to this Article IX, Warehouse shall indemnify any indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of managers. Section 304-C:116, I of the NH LLC Act provides that an LLC may provide indemnification to a member, manager or other person if the person being indemnified conducted himself/herself in accordance with contractual good faith and if that same person reasonably believed his/her conduct was not opposed to the best interest of the LLC. Additionally, a restriction not specifically included in the LLCA but covered by Section 304-C:116, II(a) of the NH LLC Act, is that an LLC may not indemnify a member, manager or other person in connection with a proceeding by or in the right of the LLC in which the person was judged liable to the LLC.

judgments, fines, Employee Retirement Income Security Act of 1974 (ERISA) excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. It also includes the right to be paid by Post-Combination Company the expenses (including attorney’s fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition; provided, however, that, if required by law, an advancement of expenses will be made only upon delivery to Post-Combination Company of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined that the indemnitee is not entitled to be indemnified.

Such rights will continue as to an indemnitee who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators.

Dividends, Distributions and Unit/Stock Repurchases

The board has the authority to retain and reinvest the cash from Warehouse’s operations and dispositions of its assets. Generally, distributions to unitholders of Warehouse’s cash or other assets shall be made only at such times and in such amounts as authorized by the board, and the board shall have no obligation or duty to distribute cash or other assets to the members prior to the dissolution and liquidation of Warehouse.

Distributions are made to members in accordance with Article V of the LLCA, which generally provides for preference to holders of Class B-2 Preferred Units, Class B-1 Preferred Units, and then Class B Preferred Units.

Subject to the rights of the holders of preferred stock, the holders of the Post-Combination Company’s Class A common stock and Class B common stock, as such, shall be entitled to the payment of dividends and other distributions of cash, stock or property on the Class A common stock and Class B common stock, respectively, when, as and if declared by the board of directors in accordance with law.

Except with respect to certain stock dividends, dividends of cash or property may not be declared or paid on shares of the Post-Combination Company’s Class V-1 common stock or Class V-3 common stock.

Warehouse	Post-Combination Company

Liquidation

The proceeds of liquidation shall be distributed in the following order and priority: first, to creditors of Warehouse, including members, or their respective affiliates, who are creditors, to the extent permitted by law, in satisfaction of liabilities of Warehouse (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made; and second to the holders of units in accordance with Section 5.2(a) of the LLCA.

The Proposed Charter provides that, in the event of any liquidation, dissolution or winding up of the Post-Combination Company, the funds and assets of the Post-Combination Company that may be legally distributed to the its stockholders shall be distributed among the holders of shares of the Post-Combination Company’s Class A common stock and Class B common stock pro rata in accordance with the number of shares of Class A common stock and Class B common stock held by each such holder, subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock.

Without limiting the rights of the holders of the Post-Combination Company’s Class V-1 common stock and Class V-3 common stock to exchange their shares of Class V-1 common stock and Class V-3 common stock, respectively, together with the corresponding New Symbotic Holdings Common Units, for shares of Class A common stock pursuant to the New Symbotic Holdings LLC Agreement, the holders of shares of Class V-1 common stock and Class V-3 common stock shall not be entitled to receive any assets of the Post-Combination Company in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Post-Combination Company.

DESCRIPTION OF CAPITAL STOCK OF THE POST-COMBINATION COMPANY

Your rights as a Post-Combination Company stockholder will be governed by Delaware law, the Proposed Charter and the Post-Combination Company’s bylaws. The following description of the material terms of the Post-Combination Company’s capital stock reflects the anticipated state of affairs upon completion of the Business Combination. We urge you to read the applicable provisions of Delaware law as well as the Proposed Charter and Proposed Bylaws, attached as Annex B and Annex C to this proxy statement/prospectus, respectively, carefully and in their entirety because they describe your rights as a Post-Combination Company stockholder.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of shares, each with a par value of $0.0001 per share, consisting of:

•	3,000,000,000 shares of Class A common stock;

•	8,000,000 shares of Class B common stock;

•	1,000,000,000 shares of Class V-1 common stock;

•	450,000,000 shares of Class V-3 common stock; and

•	50,000,000 shares of undesignated preferred stock.

Class A Common Stock and Class B Common Stock

As of the date of this proxy statement/prospectus, there are 41,040,000 SVF 3 ordinary shares issued and outstanding, including 8,000,000 SVF 3 Class B ordinary shares, each of which will be converted into one share of Class A common stock in the Post-Combination Company as a result of the Domestication and the Business Combination. As of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming No Redemptions), assuming that each Class B ordinary share is converted into one Class A ordinary share, the SVF 3 fully diluted stock capital would be 41,040,000 ordinary shares.

Upon completion of the Business Combination, we expect that there will be 78,124,000 shares of Class A common stock outstanding, assuming No Redemptions, that 200,000 private placement shares are issued upon conversion of Working Capital Loans and not including 3,616,000 shares subject to vesting requirements pursuant to the Sponsor Letter Agreement. All shares of Class A common stock will be fully paid and non-assessable. In connection with the Business Combination, each share of Class B common stock (into which each Class B ordinary share will convert in connection with the Domestication) will convert into one share of Class A common stock. Following such conversion, the reissuance of shares of Class B common stock will be prohibited, and such shares will be retired and cancelled. Upon such retirement and cancellation, all references to Class B common stock in the Proposed Charter will be eliminated. The descriptions that follow assume all Class B common stock have converted into Class A common stock and references to Class B common stock in the Proposed Charter have been eliminated.

Voting rights. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters submitted to a vote of the stockholders. Holders of Class A common stock will vote together with other holders of common stock as a single class on all matters (or, if any holders of any series of preferred stock are entitled to vote together with the holders of common stock, as a single class with the holders of such series of preferred stock). Notwithstanding the foregoing, the holders of shares of any series of common stock will be entitled to vote as a separate class upon any amendment to the Proposed Charter (including by merger, consolidation, reorganization or similar event) that would adversely alter or change the powers, preferences or special rights of such series of common stock. Except as expressly required by law, holders of common stock, as such, will not be entitled to vote on any amendment to the Proposed Charter

(including any certificate of designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Proposed Charter (including any certificate of designation) or pursuant to the DGCL.

Dividend rights. Subject to the rights and preferences of any holders of any outstanding series of preferred stock, the holders of Class A common stock will be entitled to the payment of dividends and other distributions of cash, stock or property on the Class A common stock when, as and if declared by the board of directors in accordance with law.

Rights upon liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock, in the event of any liquidation, dissolution or winding up of the Post-Combination Company, whether voluntary or involuntary, the funds and assets of the Post-Combination Company that may be legally distributed to the Post-Combination Company stockholders will be distributed among the holders of the then-outstanding Class A common stock pro rata in accordance with the number of shares of Class A common stock held by each such holder.

Other rights. The holders of Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of the Class A common stock will be subject to those of the holders of any shares of the preferred stock the Post-Combination Company may issue in the future.

Class V-1 Common Stock and Class V-3 Common Stock

Upon completion of the Business Combination, we expect that there will be 45,947,608 shares of Class V-1 common stock and 421,431,957 shares of Class V-3 common stock outstanding. All shares of Class V-1 common stock and Class V-3 common stock will be fully paid and non-assessable.

Voting rights. Each holder of Class V-1 common stock is entitled to one vote for each share of Class V-1 common stock held of record by such holder on all matters submitted to a vote of the stockholders, and each holder of Class V-3 common stock is entitled to three votes for each share of Class V-3 common stock held of record by such holder on all matters submitted to a vote of the stockholders. Holders of Class V-1 common stock and Class V-3 common stock will vote together with other holders of common stock as a single class on all matters (or, if any holders of any series of preferred stock are entitled to vote together with the holders of common stock, as a single class with the holders of such series of preferred stock). Notwithstanding the foregoing, the holders of shares of any series of common stock will be entitled to vote as a separate class upon any amendment to the Proposed Charter (including by merger, consolidation, reorganization or similar event) that would adversely alter or change the powers, preferences or special rights of such series of common stock. Except as expressly required by law, holders of common stock, as such, will not be entitled to vote on any amendment to the Proposed Charter (including any certificate of designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Proposed Charter (including any certificate of designation) or pursuant to the DGCL.

Dividend rights. Except as provided in the Proposed Charter with respect to certain stock adjustments, dividends of cash or property may not be declared or paid on shares of Class V-1 common stock or Class V-3 common stock.

Rights upon liquidation. The holders of shares of Class V-1 common stock and Class V-3 common stock will not be entitled to receive any assets of the Post-Combination Company in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Post-Combination Company.

Other rights. The holders of Class V-1 common stock and Class V-3 common stock have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Class V-1 common stock or Class V-3 common stock. The rights, preferences and privileges of holders of the Class V-1 common stock and Class V-3 common stock will be subject to those of the holders of any shares of the preferred stock the Post-Combination Company may issue in the future. Subject to the terms of the New Symbotic Holdings LLC Agreement, holders of New Symbotic Holdings Common Units may cause the Post-Combination Company to redeem all or any portion of such holder’s New Symbotic Holdings Common Units, and in connection with such redemption, the Post-Combination Company may be required to deliver Class A common units to such holder.

Conversion of Class V-3 Common Stock. Class V-3 common stock convert into Class V-1 common stock in certain situations, including automatically seven years following the Business Combination.

Transfer of Class V-1 Common Stock and Class V-3 Common Stock. No holder of Class V-1 common stock or Class V-3 common stock may transfer such shares to any person unless such holder also simultaneously transfers an equal number of such holder’s New Symbotic Holdings Common Units to the same person in accordance with the terms of the New Symbotic Holdings LLC Agreement. Upon a transfer of New Symbotic Holdings Common Units in accordance with the New Symbotic Holdings LLC Agreement, an equal number of shares of Class V-1 common stock and/or Class V-3 common stock that correspond to such New Symbotic Holdings Common Units will automatically and simultaneously be transferred to the same transferee of such New Symbotic Holdings Common Units. Any attempted or purported transfer of shares of Class V-1 common stock and Class V-3 common stock in violation of the foregoing restrictions will be null and void.

Redemption of New Symbotic Holdings Common Units. A holder of New Symbotic Holdings Common Units (other than the Post-Combination Company) may cause to be redeemed all or any portion of such holder’s New Symbotic Holdings Common Units, together with the cancellation of an equal number of shares of Class V-1 common stock and/or Class V-3 common stock that correspond to such New Symbotic Holdings Common Units, on the terms and subject to the conditions set forth in the New Symbotic Holdings LLC Agreement. Pursuant to such redemption, subject to the terms of the New Symbotic Holdings LLC Agreement, such holder will be entitled to, at the Post-Combination Company’s election, either Class A common stock or cash (based on the recent market price for a share of the Class A common stock).

Cancellation of Class V-1 Common Stock and Class V-3 Common Stock. In the event that any outstanding share of Class V-1 common stock or Class V-3 common stock ceases to be held directly or indirectly by a holder of a New Symbotic Holdings Common Units, such share will automatically be transferred to the Post-Combination Company and cancelled for no consideration.

Further Issuance of Class V-3 Common Stock. The Post-Combination Company will not issue additional shares of Class V-3 common stock after the adoption of the Proposed Charter.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the completion of the Business Combination. The Proposed Charter will authorize the board of directors of the Post-Combination Company to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of the common stock. The board of directors of the Post-Combination Company has the discretion to determine the voting powers and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Post-Combination Company without further action by the stockholders. Additionally, the issuance of preferred stock may adversely affect the holders of the common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock. At present, we have no plans to issue any preferred stock.

Dividends

Declaration and payment of any dividend will be subject to the discretion of the Post-Combination Company’s board of directors. The time and amount of dividends will be dependent upon, among other things, the Post-Combination Company’s business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations the Post-Combination Company’s board of directors may regard as relevant.

The Post-Combination Company currently intends to retain all available funds and any future earnings to fund the development and growth of the business and therefore does not anticipate declaring or paying any cash dividends on common stock in the foreseeable future.

Anti-Takeover Provisions

The Proposed Charter and the Post-Combination Company’s bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized in this section, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Post-Combination Company’s board of directors, which may result in an improvement of the terms of any such acquisition in favor of the stockholders. However, they also give the Post-Combination Company’s board of directors the power to discourage acquisitions that some stockholders may favor.

These provisions include:

Authorized but Unissued Shares. The authorized but unissued shares of Post-Combination Company common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NASDAQ. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations. The Post-Combination Company will not be governed by Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, the Post-Combination Company will not be subject to any anti-takeover effects of Section 203. Nevertheless, the Proposed Charter will contain provisions that will have a similar effect to Section 203, which will take effect from and after the Restriction Effective Time, except that such restrictions on business combinations shall not apply to any interested stockholder that became such prior to the Restriction Effective Time.

Stockholder Action; Special Meetings of Stockholders. The Proposed Charter will provide that stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of Post-Combination Company capital stock would not be able to amend the Post-Combination Company’s bylaws or remove directors without holding a meeting of stockholders called in accordance with the Post-Combination Company’s bylaws. Further, the Proposed Charter will provide that special meetings of the stockholders of the Post-Combination Company may be called, for any purpose or purposes, at any time only by or at the direction of the Post-Combination Company’s board of directors, the chairperson of the Post-Combination Company’s board of directors or the Chief Executive Officer, and will not be called by any other person or persons. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of Post-Combination Company capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. In addition, the Post-Combination Company’s bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (i) specified in a notice of meeting given by or at the direction of the Post-Combination Company’s board of directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the board of directors, or (iii) otherwise properly brought before the meeting by a stockholder who (a) was a stockholder on the date of giving the notice, on the record date for the determination of the stockholders entitled to vote at the meeting and at the time of the meeting, (b) entitled to vote at the meeting, and (c) has complied with the advance notice procedures specified in the Post-Combination Company’s bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Stockholders may not nominate persons for election to the Post-Combination Company’s board of directors at any special meeting of stockholders.

Further, for business and nominations of persons for election to the Post-Combination Company’s board of directors to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary and (ii) provide any updates or supplements to such notice at the times and in the forms required by the Post-Combination Company’s bylaws.

To be timely, a stockholder’s notice must be received in accordance with an “Acceptable Delivery Method” not earlier than the 120th day, and not later than the 90th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days earlier or delayed (other than as a result of adjournment or recess) by more than 60 days later than such anniversary date, or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, such stockholders’ notice must be received not earlier than the 120th day prior to such annual meeting and not later than the later of (1) the 90th day prior to such annual meeting and (2) the 10th day following the day on which public disclosure of the date of such annual meeting is first made by the Post-Combination Company (such notice within such time periods, “Timely Notice”).

Stockholders at an annual meeting or special meeting may only consider proposals or nominations properly brought before a meeting of stockholders. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.

Amendment of Charter or Bylaws. Upon consummation of the Business Combination, the Post-Combination Company’s bylaws may be amended or repealed by a majority vote of the Post-Combination Company’s board of directors or by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class. The affirmative vote of a majority of Post-Combination Company’s board of directors and at least sixty-six and two-thirds percent (66 2/3%) in voting power of the outstanding shares entitled to vote thereon would be required to amend certain provisions of the Proposed Charter.

Quorum

The Post-Combination Company’s bylaws will provide that, at any meeting of the Post-Combination Company’s board of directors, a majority of the total number of directors then in-office constitutes a quorum.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter and Post-Combination Company’s bylaws will provide indemnification and advancement of expenses for the Post-Combination Company’s directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. The Post-Combination Company has entered into, or will enter into, indemnification agreements with each of its directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, the Proposed Charter and the Post-Combination Company’s bylaws will include provisions that eliminate the personal liability of directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict the Post-Combination Company’s rights and the rights of the Post-Combination Company’s stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Post-Combination Company’s stockholders will have appraisal rights in connection with a merger or consolidation of the Post-Combination Company. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Post-Combination Company’s stockholders may bring an action in the company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Post-Combination Company’s shares at the time of the transaction to which the action relates.

Forum Selection

The Proposed Charter provides that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any internal or intra-corporate claim or any action asserting a claim governed by the internal affairs doctrine as defined by the laws of the State of Delaware, including, but not limited to, (i) any derivative action or proceeding brought on behalf of the Post-Combination Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Post-Combination Company to the Post-Combination Company or its stockholders; or (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Proposed Charter or the Post-Combination Company’s bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, will be a state court located within the State of Delaware (or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Further, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder will be the federal district court for the District of Delaware (or if such court does not have jurisdiction over such action, any other federal district court) of the United States; provided that, if such forum is illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act will be the Court of Chancery of the State of Delaware.

Transfer Restrictions

The A&R Registration Rights Agreement will provide that Symbotic Equityholders will be subject to certain restrictions on transfers with respect to any New Symbotic Holdings Common Units or shares of the Post-Combination Company’s common stock held by the Symbotic Equityholders after the Closing pursuant to a direct exchange or redemption of New Symbotic Holdings Common Units pursuant to the New Symbotic Holdings LLC Agreement. Such restrictions begin at the Closing and, (i) with respect to shares held by the Symbotic Director Equityholders, end on the date that is the earlier of (a) one year after the Closing Date and (b) the date following the Closing Date on which the Post-Combination Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Post-Combination Company’s shareholders having the right to exchange their common stock for cash, securities or other property, and (ii) with respect the Symbotic Officer Equityholders, end on the date that is the earlier of (a) 180 days after the Closing Date and (b) the date following the Closing Date on which the Post-Combination Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Post-Combination Company’s shareholders having the right to exchange their common stock for cash, securities or other property.

The Sponsor Letter Agreement provides that the Sponsor and the SVF Insiders are subject to certain restrictions on transfers with respect to certain shares of common stock held by the Sponsor or the SVF Insiders. Such restrictions end on the date that is the earlier of (i) one year after the completion of the Business Combination and (ii) the date following the completion of the Business Combination on which the Post-Combination Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Post-Combination Company’s shareholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if, subsequent to the Business Combination, the last reported sale price of the Post Combination Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Business Combination, the Sponsor Shares shall be released from the foregoing lock-up.

Stockholder Registration Rights

At the Closing, the Post-Combination Company will enter into the A&R Registration Rights Agreement, pursuant to which, among other things, the Sponsor, certain of the Company’s independent directors and the Symbotic Equityholders immediately after the Closing will have specified rights to require the Post-Combination Company to register all or a portion of their shares under the Securities Act. See the section titled “The Business Combination—Other Agreements—Registration Rights Agreement” The Subscribers also have certain customary registration rights pursuant to the Subscription Agreements.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is Continental Stock Transfer & Trust Company.

Trading Symbol and Market

We intend to apply to list the Class A common stock on NASDAQ under the symbol “SYM.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Person Transactions—Post-Combination Company

Registration Rights Agreement

See “The Business Combination—Other Agreements—Registration Rights Agreement,” which disclosure is incorporated herein by reference.

Sponsor Support Agreement

See “The Business Combination—Other Agreements—Sponsor Support Agreement,” which disclosure is incorporated herein by reference.

Equityholders Support Agreement

See “The Business Combination—Other Agreements—Equityholders Support Agreement,” which disclosure is incorporated herein by reference.

Sponsor Letter Agreement

See “The Business Combination—Other Agreements—Sponsor Letter Agreement,” which disclosure is incorporated herein by reference.

Unit Purchase Agreement

See “The Business Combination—Other Agreements—Unit Purchase Agreement,” which disclosure is incorporated herein by reference.

Tax Receivable Agreement

See “The Business Combination—Other Agreements—Tax Receivable Agreement,” which disclosure is incorporated herein by reference.

Procedures with Respect to Review and Approval of Related Person Transactions

The Post-Combination Company will adopt a formal written policy that will be effective upon the completion of the Business Combination. This policy will provide that the audit committee of the Board will approve or ratify related person transactions required to be disclosed pursuant to Item 404(a) or, if applicable Item 404(d) of Regulation S-K. Item 404 of Regulation S-K requires disclosure, subject to certain exceptions, of transactions in which Symbotic Inc. was or is to be a participant and the amount involved exceeds $120,000 (or such other amount as may be applicable under Item 404(d) of Regulation S-K) and in which any “related person” as defined under Item 404(a) of Regulation S-K had or will have a direct or indirect material interest. It will be our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest and that no director may participate in the approval of a related person transaction for which he or she is a “related person.” Such written policy on transactions with related persons will be in conformity with the requirements for issuers having publicly held common stock that is listed on NASDAQ.

Certain Relationships and Related Person Transactions—Symbotic

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Symbotic prior to the consummation of the Business Combination, which will be the business of Symbotic Inc., the Post-Combination Company, after the consummation of the Business Combination.

C&S Wholesale Grocers

Our Chief Executive Officer, Founder and Board Chair, Richard B. Cohen, also serves as the Executive Chairman of C&S Wholesale Grocers; and he and trusts for the benefit of his family are the only beneficial stockholders of that company. As a result, C&S Wholesale Grocers can be considered an affiliate of Symbotic. In addition, our Chief of Staff, William Boyd, also serves as Executive Vice President and Chief Legal Officer of C&S Wholesale Grocers and Todd Krasnow, a member of the board of advisors of Warehouse and a nominee to serve on the Board upon the closing of the Business Combination, is a member of the C&S Wholesale Grocers advisory board.

C&S Wholesale Grocers is also an important customer that has implemented production Symbotic systems as well as proof of concept and test systems in its facilities. All Symbotic systems purchased under our existing contract with C&S Wholesale Grocers have been delivered, though we have ongoing software license and maintenance obligations under our contract with C&S through March 2026.

We currently rely on certain shared services with our affiliate, C&S Wholesale Grocers, in the operation of our business. A number of these services, including certain insurance, tax and treasury services, IT equipment and security systems and certain other arrangements (including other support services), are pursuant to unwritten arrangements with C&S Wholesale Grocers. We are currently in the process of entering into independent arrangements and/or agreements with C&S Wholesale Grocers with respect to these services, including with respect to the allocation of liabilities and obligations attributable to us and to C&S Wholesale Grocers under any continued shared services.

In addition, in certain instances, our business requires our executives to charter privately owned aircraft in furtherance of our business. In December 2021, we entered into an aircraft time-sharing agreement with C&S Wholesale Grocers with respect to a private aircraft owned by C&S Wholesale Grocers. Pursuant to the agreement, beginning in January 2022, we reimburse C&S Wholesale Grocers for certain costs consistent with Federal Aviation Administration regulations for the flights our executives charter. All flights chartered for our executives are for business purposes.

Certain Relationships and Related Person Transactions—SVF 3

In this section, “we,” “us” and “our” refer to SVF 3 prior to the Business Combination.

On December 14, 2020, our Sponsor paid $25,000, or approximately $0.009 per share, to cover certain of our expenses in consideration of 2,875,000 Class B ordinary shares, par value $0.0001 per share. On January 29, 2021, we issued additional 12,125,000 Class B ordinary shares to our Sponsor by way of a dividend. On February 3 and February 26, 2021, our Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares, respectively, resulting in our Sponsor holding a total of 8,000,000 Class B ordinary shares. On February 24, 2021, our Sponsor transferred 50,000 Class B ordinary shares to each of Michael Carpenter and Michael Tobin. These 100,000 shares were not subject to forfeiture in the event the underwriters’ over-allotment option is not exercised in the SVF 3 IPO. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the issued and outstanding shares upon completion of the SVF 3 IPO (excluding the Private Placement Shares). Up to 1,000,000 Founder Shares (other than the founder shares transferred to Michael Carpenter and Michael Tobin) were subject to forfeiture by our Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised. The Founder Shares (including the Class A ordinary shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder thereof.

On December 14, 2020, we issued a promissory note in the amount of $300,000 to the Sponsor to be used for a portion of the expenses of the SVF 3 IPO. Such promissory note was non-interest bearing and was due at the earlier of March 31, 2022 or the closing of the SVF 3 IPO. Such promissory note was fully repaid on March 11, 2021.

On March 11, 2021, concurrent with the SVF 3 IPO, our Sponsor purchased an aggregate of 1,040,000 Private Placement Shares for a purchase price of $10.00 per share in a private placement. As such, our Sponsor’s interest in the SVF 3 IPO was valued at $10,400,000. The Private Placement Shares may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination.

We have entered into a Forward Purchase Agreement pursuant to which the Forward Purchase Investor, which has received commitments from funds affiliated with SBIA, have agreed to subscribe to 15,000,000 committed Forward Purchase Shares for $10.00 per share, or $150,000,000 in the aggregate, in a private placement to close substantially concurrently with the closing of our initial business combination. The Forward Purchase Agreement also provides that the Forward Purchase Investor may elect to purchase up to an additional $50,000,000 of Forward Purchase Shares, which will also have a purchase price of $10.00 per share. Any elections to purchase up to 5,000,000 additional Forward Purchase Shares will take place in one or more private placements in such amounts and at such time as the Forward Purchase Investor determines, but no later than simultaneously with the closing of our initial business combination. We and the Forward Purchase Investor may determine, by mutual agreement, to increase the number of additional forward purchase shares at any time prior to our initial business combination. If the sale of the forward purchase shares fails to close, for any reason, we may lack sufficient funds to consummate our initial business combination. The Forward Purchase Agreement also provides that the Forward Purchase Investor is entitled to registration rights with respect to their (A) Forward Purchase Shares, and (B) any other Class A ordinary shares acquired by the Forward Purchase Investor, including any time after we complete our initial business combination.

In addition, pursuant to the Forward Purchase Agreement, we have agreed that we will use our reasonable best efforts to (i) within 180 days after the Closing, file a registration statement with the SEC for a secondary offering of (A) the Forward Purchase Shares, and (B) any other equity security of SVF 3 issued or issuable with respect to the securities referred to in clause (A) by way of a share capitalization or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, (ii) cause such registration statement to be declared effective promptly thereafter, but in no event later than 60 days after the initial filing of such registration statement and (iii) maintain the effectiveness of such registration statement until the earlier of (A) the date on which the Forward Purchase Investor ceases to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act and without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act, subject to certain conditions and limitations set forth in the Forward Purchase Agreement. We will bear the expenses incurred in connection with the filing of any such registration statements.

We currently maintain our executive offices at 1 Circle Star Way, San Carlos, California 94070, United States. The cost for our use of this space is included in the $10,000 per month fee we will pay to an affiliate of our Sponsor for office, general administrative and support services, commencing on the date that our Class A ordinary Shares were first listed on NASDAQ. Upon completion of our initial business combination or our liquidation, we will cease these monthly fees.

No compensation of any kind, including finder’s and consulting fees, will be paid to our Sponsor, officers and directors, or their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as performing due diligence in connection with the Business Combination. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

In order to finance transaction costs in connection with the Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into Class A ordinary shares at a price of $10.00 per share at the option of the lender. On August 10, 2021, pursuant to a Loan Agreement between SVF 3, as borrower, and Sponsor, as Lender, the Sponsor agreed to loan us $2.0 million, without interest, which amount is repayable on demand after the date on which we complete an initial business combination or the date the Sponsor gives notice to us of its election to convert amounts due into Class A ordinary shares of the post-combination entity. On November 9, 2021, we and the Sponsor agreed to amend such loan to increase the commitment by $1.0 million.

After the Business Combination, members of our management team who remain with us may be paid consulting, management or other fees from the Post-Combination Company. The directors of the Post-Combination Company will determine executive and director compensation.

We have entered into a registration and shareholder rights agreement pursuant to which our Sponsor will be entitled to certain registration rights with respect to the Private Placement Shares, and the Class A ordinary shares upon conversion of the Founder Shares and any shares that may be issued upon conversion of Working Capital Loans, and, upon consummation of the Business Combination, to nominate three individuals for appointment to our board of directors, as long as the Sponsor holds any securities covered by the registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements. The foregoing registration and shareholder rights agreement will be amended and restated as described elsewhere in this proxy statement/prospectus. See “The Business Combination—Other Agreements—Registration Rights Agreement.”

We have entered into an agreement to indemnify our Sponsor and its affiliates, including SoftBank Group Corp., from any claims made by the Company or a third party in respect of any investment opportunities sourced by them, any liability arising with respect to their activities in connection with our affairs, and for any services that are provided without a separate written agreement between us and any such party. Such indemnity provides that the indemnified parties cannot access the funds held in our Trust Account.

Policy for Approval of Related Party Transactions

The audit committee of our board of directors have adopted a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

PRICE RANGE OF SECURITIES AND DIVIDENDS

SVF 3’s Class A ordinary shares are traded on NASDAQ under the symbol “SVFC.” The following table sets forth, for the periods indicated, the high and low sales prices for SVF 3’s Class A ordinary shares and dividends declared per Class A ordinary share as reported on NASDAQ.

There is no established public trading market for Warehouse’s units. The following table sets forth, for the periods indicated, distributions declared with respect to Warehouse’s units. Warehouse’s unitholders are urged to obtain current market quotations for SVF 3’s Class A ordinary shares and to carefully review the other information contained in this proxy statement/prospectus, when considering whether to adopt the Merger Agreement and approve the Business Combination.

	SVF 3 SVFC Class A Ordinary shares			Warehouse Units
Period	High	Low	Dividends Declared	Dividends Declared
2022:			$—	$—
First Quarter*	$10.08	$9.76
2021:			$—	$—
Fourth Quarter	$10.24	$9.75
Third Quarter	$9.98	$9.65
Second Quarter	$10.70	$9.86
First Quarter	$10.50	$9.82

*	Through February 3, 2022.

EXPERTS

The financial statements of SVF Investment Corp. 3 as of December 31, 2020 and for the period from December 11, 2020 (inception) through December 31, 2020 appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Warehouse Technologies LLC and its subsidiaries as of and for the years ended September 25, 2021, September 26, 2020 and September 28, 2019 included in this proxy statement/prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The legality of shares of SVF 3 Class A common stock offered by this proxy statement/prospectus will be passed upon for SVF 3 by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the SVF 3 Board does not know of any matters that will be presented for consideration at the Extraordinary General Meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Extraordinary General Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

APPRAISAL RIGHTS

Holders of SVF 3 ordinary shares are not entitled to appraisal rights in connection with the Business Combination under Delaware law.

WHERE YOU CAN FIND MORE INFORMATION

SVF 3 has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to SVF 3 and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of SVF 3 or SVF 3’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, SVF 3 will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC.

SVF 3 files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on SVF 3 at the SEC web site containing reports, the registration statement and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, SVF 3’s corporate website at https://www.svfinvestmentcorp.com/svfc/.

If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference herein, or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali

333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: SVFC.info@investor.morrowsodali.com

If you are a shareholder of SVF 3 and would like to request documents, please do so no later than five business days before the Extraordinary General Meeting in order to receive them before the Extraordinary General Meeting. If you request any documents from Morrow Sodali, Morrow Sodali will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to SVF 3 has been supplied by SVF 3, and all such information relating to Warehouse and Symbotic Holdings has been supplied by Warehouse and Symbotic Holdings, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SVF Investment Corp. 3

Opinion on the Financial Statements

We have audited the accompanying balance sheet of SVF Investment Corp. 3 (formerly known as SVF Investment III Corp.) (the “Company”) as of December 31, 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the period from December 11, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the period from December 11, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s ability to execute its business plan is dependent upon its completion of the proposed initial public offering described in Note 3 to the financial statements. The Company has a working capital deficiency as of December 31, 2020, and lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY

February 26, 2021

SVF INVESTMENT CORP. 3

(FORMERLY KNOWN AS SVF Investment III Corp.)

BALANCE SHEET

December 31, 2020

Assets
Current assets:
Prepaid expenses	$6,154

Total current assets	6,154
Deferred offering costs associated with proposed public offering	126,750

Total Assets	$132,904

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	$9,000
Accrued expenses	100,000
Note payable—related party	17,750

Total current liabilities	126,750

Commitments and Contingencies (Note 6)
Shareholder’s Equity
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 8,000,000 shares issued and outstanding(1)	800
Additional paid-in capital	24,200
Accumulated deficit	(18,846)

Total shareholder’s equity	6,154

Total Liabilities and Shareholder’s Equity	$132,904

(1)

This number includes up to 1,000,000 Class B ordinary shares (other than the founder shares transferred to the two independent directors) subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. (see Note 5)

(2)

On January 29, 2021, the Company effected a share dividend of 12,125,000 Class B ordinary shares, and on February 3 and February 26, 2021, the Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares for no consideration, respectively. The share dividend and share surrender resulted in an aggregate of 8,000,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. (see Note 5 and Note 8)

The accompanying notes are an integral part of these financial statements.

SVF INVESTMENT CORP. 3

(FORMERLY KNOWN AS SVF Investment III Corp.)

STATEMENT OF OPERATIONS

For the period from December 11, 2020 (inception) through December 31, 2020

General and administrative expenses	$18,846

Net loss	$(18,846)

Weighted average shares outstanding, basic and diluted(1)(2)	7,000,000

Basic and diluted net loss per share	$(0.00)

(1)

This number excludes an aggregate of up to 1,000,000 Class B ordinary shares (other than the founder shares transferred to the two independent directors) subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. (see Note 5)

(2)

On January 29, 2021, the Company effected a share dividend of 12,125,000 Class B ordinary shares, and on February 3 and February 26, 2021, the Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares for no consideration, respectively. The share dividend and share surrender resulted in an aggregate of 8,000,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. (see Note 5 and Note 8)

The accompanying notes are an integral part of these financial statements.

SVF INVESTMENT CORP. 3

(FORMERLY KNOWN AS SVF Investment III Corp.)

STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

For the period from December 11, 2020 (inception) through December 31, 2020

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance—December 11, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor(1)(2)	—	—	8,000,000	800	24,200	—	25,000
Net loss	—	—	—	—	—	(18,846)	(18,846)

Balance—December 31, 2020	—	$—	8,000,000	$800	$24,200	$(18,846)	$6,154

(1)

This number includes up to 1,000,000 Class B ordinary shares (other than the founder shares transferred to the two independent directors) subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters. (see Note 5)

(2)

On January 29, 2021, the Company effected a share dividend of 12,125,000 Class B ordinary shares, and on February 3 and February 26, 2021, the Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares for no consideration, respectively. The share dividend and share surrender resulted in an aggregate of 8,000,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. (see Note 5 and Note 8)

The accompanying notes are an integral part of these financial statements.

SVF INVESTMENT CORP. 3

(FORMERLY KNOWN AS SVF Investment III Corp.)

STATEMENT OF CASH FLOWS

For the period from December 11, 2020 (inception) through December 31, 2020

Cash Flows from Operating Activities:
Net loss	$(18,846)
Changes in operating assets and liabilities
Prepaid expenses	18,846

Net cash used in operating activities	—

Net change in cash	—
Cash—beginning of the period	—

Cash—end of the period	$—

Supplemental disclosure of non-cash investing and financing activities
Deferred offering costs included in accounts payable	$9,000
Deferred offering costs included in accrued expenses	$100,000
Deferred offering costs included in notes payable – related party	$17,750
Prepaid expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000

The accompanying notes are an integral part of these financial statements.

SVF INVESTMENT CORP. 3

(FORMERLY KNOWN AS SVF Investment III Corp.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

SVF Investment Corp. 3, formerly known as SVF Investment III Corp., (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on December 11, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).

As of December 31, 2020, the Company had not yet commenced operations. All activity for the period from December 11, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the Proposed Public Offering, which is described below. The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed initial public offering of 28,000,000 Class A ordinary shares (each, a “Public Share” and collectively, the “Public Shares”) at $10.00 per Public Share (or 32,000,000 Public Shares if the underwriters’ option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”) and the sale of 960,000 Class A ordinary shares (or 1,040,000 Class A ordinary shares if the underwriters’ option is exercised in full) (each, a “Private Placement Share” and collectively, the “Private Placement Shares”), at a price of $10.00 per Private Placement Share in a private placement to the Company’s sponsor, SVF Sponsor III (DE) LLC, a Delaware limited liability company (“Sponsor”), that will close simultaneously with the Proposed Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Proposed Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act. Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Public Share sold in the Proposed Public Offering, including the proceeds of the Private Placement Shares, will be held in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Proposed Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares prior to this Proposed Public Offering (the “Initial Shareholders”) will agree to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Proposed Public Offering in favor of a Business Combination. In addition, the Initial Shareholders will agree to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Proposed Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers, directors and director nominees will agree not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Proposed Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the

Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less up to $100,000 of interest to pay dissolution expenses).

The Initial Shareholders will agree to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Proposed Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters will agree to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the trust account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

As of December 31, 2020, the Company had no cash and a working capital deficit of $120,596. The Company has incurred and expect to continue to incur significant costs in pursuit of its financing and acquisition plans. Management’s plans to address this need for capital through the Proposed Public Offering as discussed in Note 3. The Company cannot assure that its plans to raise capital or to consummate an initial Business Combination will be successful. In addition, management is currently evaluating the impact of the COVID-19 pandemic on the industry and its effect on the Company’s financial position, results its operations and/or search for a target company.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. The financial statements do not include any adjustments that might result from its inability to consummate the Proposed Public Offering or its inability to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, “Fair Value Measurements,” approximates the carrying amounts represented in the balance sheet.

Deferred Offering Costs

Deferred offering costs consist of legal fees incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholder’s equity upon the completion of the Proposed

Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Net Loss per Ordinary Share

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding Class A ordinary shares subject to forfeiture. Weighted average shares at December 31, 2020 were reduced for the effect of an aggregate of 1,000,000 Class B ordinary shares (other than the founder shares transferred to the two independent directors) that are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 6). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. PROPOSED PUBLIC OFFERING

Pursuant to the Proposed Public Offering, the Company will offer for sale up to 28,000,000 Public Shares (or 32,000,000 Public Shares if the underwriters’ option is exercised in full) at a purchase price of $10.00 per Public Share.

NOTE 4. PRIVATE PLACEMENT

The Sponsor agreed to purchase an aggregate of 960,000 Private Placement Shares (or 1,040,000 Private Placement Shares if the underwriters’ over-allotment option is exercised in full), at a price of $10.00 per Private

Placement Shares ($9.6 million in the aggregate, or $10.4 million if the underwriters’ over-allotment option is exercised in full) in the Private Placement that will occur simultaneously with the closing of the Proposed Public Offering.

The proceeds from the Private Placement Shares will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement share held in the trust account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Shares will be worthless.

The Sponsor and the Company’s officers and directors will agree, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On December 14, 2020, the Company issued 2,875,000 Class B ordinary shares to the Sponsor (the “Founder Shares”) in exchange for the payment of $25,000 from the Sponsor to cover for certain expenses on behalf of the Company. On January 29, 2021, the Company effected a share dividend of 12,125,000 Class B ordinary shares and on February 3 and February 26, 2021, the Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares for no consideration, respectively. The share dividend and share surrender resulted in an aggregate of 8,000,000 Class B ordinary shares outstanding (see Note 8). All shares and associated amounts have been retroactively restated to reflect the share capitalization. The holders of the Founder Shares will agree to forfeit up to an aggregate of 1,000,000 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional shares is not exercised in full by the underwriters. The forfeiture will be adjusted to the extent that the option to purchase additional shares is not exercised in full by the underwriters so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Proposed Public Offering (excluding the number of Class A ordinary shares to be sold pursuant to the Private Placement Shares Purchase Agreement and the Forward Purchase Agreement). If the Company increases or decreases the size of the Proposed Public Offering, the Company will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to the Class B ordinary shares prior to the consummation of the Proposed Public Offering in such amount as to maintain the number of Founder Shares at 20% of the Company’s issued and outstanding ordinary shares upon the consummation of the Proposed Public Offering (excluding the number of Class A ordinary shares to be sold pursuant to the Private Placement Shares Purchase Agreement and the Forward Purchase Agreement).

The Initial Shareholders will agree not to transfer, assign or sell any of their Founder Shares and the Forward Purchase Investor will agree not to transfer, assign or sell any of its Forward purchase until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Related Party Loans

On December 14, 2020, the Sponsor agreed to loan the Company up to $300,000 pursuant to a promissory note (the “Note”). The Note is non-interest bearing, unsecured and due on the earlier of March 31, 2021 or the closing of the Proposed Public Offering. The Company intends to repay the Note from the proceeds of the Proposed Public Offering not being placed in the Trust Account. As of December 31, 2020, the Company had borrowed $17,750 under the Note. As of February 26, 2020, the Company had borrowed $169,960 under the Note.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2.0 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company will agree, commencing on the date that the Company’s securities are first listed on the NASDAQ through the earlier of consummation of the initial Business Combination and the liquidation, to pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to the Company by an affiliate of the Sponsor.

In addition, the Sponsor, officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 6. COMMITMENTS & CONTINGENCIES

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Shares, and any shares that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Sale of Class A ordinary shares to Related Party

Certain of the Company’s directors and officers have indicated an interest in purchasing up to 200,000 Class A ordinary shares in the aggregate in this offering.

Underwriting Agreement

The Company will grant the underwriters a 45-day option from the date of this prospectus to purchase up to 4,000,000 additional Class A ordinary shares at the Proposed Public Offering price less the underwriting discounts and commissions.

The underwriters will be entitled to an underwriting discount of $0.20 per unit, or $5.6 million in the aggregate (or $6.4 million in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering. In addition, $0.35 per unit, or $9.8 million in the aggregate (or $11.2 million in the aggregate if the underwriters’ over-allotment option is exercised in full) will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

The Company intends to enter into a forward purchase agreement (a “Forward Purchase Agreement”) with certain investors (the “Forward Purchase Investors”), which provides for the purchase of $150,000,000 forward purchase shares, for $10.00 per share, in a private placement to close substantially concurrently with the closing of our initial business combination. The Forward Purchase Agreement also provides that the Forward Purchase Investor may elect to purchase up to an additional $50,000,000 of forward purchase shares, for a purchase price of $10.00 per share. Any elections to purchase up to 5,000,000 additional forward purchase shares will take place in one or more private placements in such amounts and at such time as the Forward Purchase Investor determines, but no later than simultaneously with the closing of our initial Business Combination. The Company and the Forward Purchase Investors may determine, by mutual agreement, to increase the number of additional Forward Purchase Shares at any time prior to the initial Business Combination. The obligations under the Forward Purchase Agreement do not depend on whether any Class A ordinary shares are redeemed by the Public Shareholders. The forward purchase securities will be issued only in connection with the closing of the initial Business Combination. The proceeds from the sale of forward purchase securities may be used as part of the consideration to the sellers in the initial Business Combination, expenses in connection with the initial Business Combination or for working capital in the post-transaction company.

NOTE 7. SHAREHOLDER’S EQUITY

Class A Ordinary Shares—The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. At December 31, 2020, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares—The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. On December 14, 2020, the Company issued 2,875,000 Class B ordinary shares to the Sponsor. On January 29, 2021, the Company effected a share dividend of 12,125,000 Class B ordinary shares and on February 3 and February 26, 2021, the Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares for no consideration, respectively. The share dividend and share surrender resulted in an aggregate of 8,000,000 Class B ordinary shares outstanding (see Note 8). All shares and associated amounts have been retroactively restated to reflect the share capitalization. Of the 8,000,000 Class B ordinary shares outstanding, up to 1,000,000 Class B ordinary shares that are subject to forfeiture, to the Company by the Initial Shareholders for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Initial Shareholders will collectively own 20% of the Company’s issued and outstanding ordinary shares after the Proposed Public Offering (excluding the number of Class A ordinary shares to be sold pursuant to the Private Placement Shares Purchase Agreement and the Forward Purchase Agreement).

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Proposed Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding the number of Class A ordinary shares to be sold pursuant to the Private Placement Shares Purchase Agreement and the Forward Purchase Agreement and any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any private placement shares issued to the Sponsor, its affiliates or any member of the management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Preference Shares—The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. At December 31, 2020, there were no preference shares issued or outstanding.

NOTE 8. SUBSEQUENT EVENTS

On January 26, 2021, the Company amended its charter to change its name from SVF Investment III Corp. to SVF Investment Corp. 3.

On January 29, 2021, the Company effected a share dividend of 12,125,000 Class B ordinary shares and on February 3 and February 26, 2021, the Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares for no consideration, respectively. The share dividend and share surrender resulted in an aggregate of 8,000,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization.

As of February 26, 2021, the Company had borrowed $169,960 under the Note.

The Company has evaluated subsequent events to determine if events or transactions occurring after the balance sheet date through the date the financial statements were issued require potential adjustment to or disclosure in the financial statements and has concluded that all such events issued, except as noted above, that would require recognition or disclosure have been recognized or disclosed.

SVF INVESTMENT CORP. 3

CONDENSED BALANCE SHEETS

	September 30, 2021	December 31, 2020
	(Unaudited)
Assets
Current assets:
Cash	$2,707,252	$—
Prepaid expenses	1,083,200	6,154

Total current assets	3,790,452	6,154
Investments held in Trust Account	320,010,848	—
Deferred offering costs associated with the initial public offering	—	126,750

Total Assets	$323,801,300	$132,904

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,768,257	$9,000
Accrued expenses	2,205,570	100,000
Due to related party	675,123	—
Note payable—related party	—	17,750

Total current liabilities	4,648,950	126,750
Deferred underwriting commissions	11,200,000	—

Total liabilities	15,848,950	126,750
Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 32,000,000 and -0- shares issued and outstanding, at $10.00 per share as of September 30, 2021 and December 31, 2020, respectively	320,000,000	—
Shareholders’ Equity (Deficit)
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 1,040,000 and -0- shares issued and outstanding as of September 30, 2021 (excluding 32,000,000 shares subject to possible redemption) and December 31, 2020, respectively	104	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 8,000,000 shares issued and outstanding as of September 30, 2021 and December 31, 2020	800	800
Additional paid-in capital	—	24,200
Accumulated deficit	(12,048,554)	(18,846)

Total shareholders’ equity (deficit)	(12,047,650)	6,154

Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Equity (Deficit)	$323,801,300	$132,904

The accompanying notes are an integral part of these unaudited condensed financial statements.

SVF INVESTMENT CORP. 3

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS (Restated)

	For the Three Months Ended September 30, 2021	For the Nine Months Ended September 30, 2021
General and administrative expenses	$1,921,010	$4,923,011
General and administrative expenses—related party	30,000	70,000

Loss from operations	(1,951,010)	(4,993,011)
Other income
Income from investments held in Trust Account	4,916	10,848

Net loss	$(1,946,094)	$(4,982,163)

Basic and diluted weighted average shares outstanding of Class A ordinary shares subject to possible redemption	32,000,000	23,912,088

Basic and diluted net loss per ordinary share, Class A ordinary shares subject to possible redemption	$(0.05)	$(0.15)

Basic and diluted weighted average shares outstanding of non-redeemable ordinary shares	9,040,000	8,524,396

Basic and diluted net loss per ordinary share, non-redeemable ordinary shares	$(0.05)	$(0.15)

The accompanying notes are an integral part of these unaudited condensed financial statements.

SVF INVESTMENT CORP. 3

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance—December 31, 2020	—	$—	8,000,000	$800	$24,200	$(18,846)	$6,154
Sale of private placement shares to Sponsor in private placement, net of offering costs	1,040,000	104	—	—	10,383,779	—	10,383,883
Accretion of Class A ordinary shares subject to redemption	—	—	—	—	(10,407,979)	(7,047,545)	(17,455,524)
Net loss	—	—	—	—	—	(523,923)	(523,923)

Balance—March 31, 2021 (unaudited)	1,040,000	104	8,000,000	800	—	(7,590,314)	(7,589,410)
Net loss	—	—	—	—	—	(2,512,146)	(2,512,146)

Balance—June 30, 2021 (unaudited)	1,040,000	$104	8,000,000	$800	$—	$(10,102,460)	$(10,101,556)
Net loss	—	—	—	—	—	(1,946,094)	(1,946,094)

Balance—September 30, 2021 (unaudited)	1,040,000	$104	8,000,000	$800	$—	$(12,048,554)	$(12,047,650)

The accompanying notes are an integral part of these unaudited condensed financial statements.

SVF INVESTMENT CORP. 3

UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

Cash Flows from Operating Activities:
Net loss	$(4,982,163)
Adjustments to reconcile net loss to net cash used in operating activities:
Income from investments held in Trust Account	(10,848)
General and administrative expenses paid by related party under note payable	44,617
Changes in operating assets and liabilities:
Prepaid expenses	(1,057,446)
Accounts payable	1,761,778
Accrued expenses	2,132,003
Due to related party	623,623

Net cash used in operating activities	(1,488,436)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(320,000,000)

Net cash used in investing activities	(320,000,000)

Cash Flows from Financing Activities:
Repayment of note payable to related party	(413,562)
Proceeds received from initial public offering, gross	320,000,000
Proceeds received from private placement	10,400,000
Offering costs paid	(5,790,750)

Net cash provided by financing activities	324,195,688

Net increase in cash	2,707,252
Cash—beginning of the period	—

Cash—end of the period	$2,707,252

Supplemental disclosure of noncash investing and financing activities:
Offering costs included in accounts payable	$6,479
Offering costs included in accrued expenses	$73,567
Offering costs paid by related party under note payable	$322,595
Offering costs included in due to related party	$51,500
Reversal of offering costs included in accrued expenses in prior year	$100,000
Prepaid expenses paid by related party through note payable	$19,600
Outstanding accounts payable balance paid by related party under note payable	$9,000
Deferred underwriting commissions	$11,200,000

The accompanying notes are an integral part of these unaudited condensed financial statements.

SVF INVESTMENT CORP. 3

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (RESTATED)

Note 1—Description of Organization and Business Operations

SVF Investment Corp. 3, formerly known as SVF Investment III Corp., (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on December 11, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).

As of September 30, 2021, the Company had not yet commenced operations. All activity for the period from December 11, 2020 (inception) through September 30, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is SVF Sponsor III (DE) LLC, a Delaware limited liability company (“Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on March 8, 2021. On March 11, 2021, the Company consummated its Initial Public Offering of 32,000,000 Class A ordinary shares (the “Public Shares”), including the 4,000,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $320.0 million, and incurring offering costs of approximately $18.1 million, of which approximately $11.2 million was for deferred underwriting commissions (see Note 5). On April 22, 2021, the underwriters made a payment to the Company in an amount of $640,000 to reimburse certain of the expenses in connection with its Initial Public Offering.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 1,040,000 Class A ordinary shares (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of $10.4 million (see Note 4).

Upon the closing of the Initial Public Offering, management agreed that an amount equal to at least $10.00 per Public Share sold in the Initial Public Offering, including the proceeds of the Private Placement Shares, will be held in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company provides its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (at $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7). These Public Shares are recorded at a redemption value and classified as temporary equity, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares prior to this Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers, directors and director nominees agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or March 11, 2023 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less up to $100,000 of interest to pay dissolution expenses).

The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the trust account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Capital Resources

As of September 30, 2021, the Company had approximately $2.7 million in its operating bank account and working capital deficit of approximately $858,000.

Prior to the completion of the Initial Public Offering, the Company’s liquidity needs were satisfied through the payment by the Company’s Sponsor of $25,000 for certain offering costs on the Company’s behalf in exchange for the issuance of the Founder Shares, and borrowings under the Company’s promissory note with its Sponsor of $300,000 as well as additional advances of approximately $114,000. Subsequent to the consummation of the Initial Public Offering and Private Placement, the Company’s liquidity needs will be satisfied with a portion of the proceeds of $10.4 million from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor may, but is not obligated to, provide the Company Working Capital Loans (see Note 4). As of September 30, 2021 and

December 31, 2020, there were no amounts outstanding under any Working Capital Loans. On August 10, 2021, the Sponsor agreed to loan the Company $2.0 million as the Working Capital Loan. On November 9, 2021 the Sponsor and the Company agreed to amend this loan to increase the commitment by $1.0 million.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021 or any future period.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents held outside the Trust Account as of September 30, 2021 and December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000 and investments held in the Trust Account. As of September 30, 2021and December 31, 2020, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of September 30, 2021 and December 31, 2020, the carrying values of cash, accounts receivable, prepaid expense, due from related party, accounts payable, accrued expenses, due to related party and note payable to related party approximate their fair values due to the short-term nature of the instruments. The fair value of investments held in Trust Account is determined using quoted prices in active markets.

Offering Costs Associated with the Initial Public Offering

Offering costs consist of legal, accounting, underwriting and other costs incurred that were directly related to the Initial Public Offering. Offering costs were allocated between the Private Placement Shares and the Public Shares based on a relative fair value basis, compared to total proceeds received. Additionally, at the Initial Public Offering, offering costs allocated to the Public Shares were charged against temporary equity and offering costs allocated to the Private Placement Shares were charged against shareholders’ equity (deficit). Deferred underwriting commissions are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity (deficit). The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at the Initial Public Offering and as of September 30, 2021, 32,000,000 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity (deficit) section of the Company’s condensed balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A ordinary shares subject to possible redemption to equal the redemption value at the end of each reporting period. Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable shares of Class A ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes” (“ASC 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Loss per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Income and losses are shared pro rata between Class A ordinary shares subject to possible redemption and non-redeemable ordinary shares. Net loss per ordinary share is calculated by dividing the net loss by the weighted-average number of ordinary shares outstanding for the respective period. Non-redeemable ordinary shares include Founder Shares and Private Placement Shares as these shares do not have any redemption features.

Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per of ordinary share:

	For the Three Months Ended September 30, 2021		For the Nine Months Ended September 30, 2021
	Class A ordinary shares subject to possible redemption	Non-redeemable ordinary shares	Class A ordinary shares subject to possible redemption	Non-redeemable ordinary shares
Basic and diluted net loss per ordinary share:
Numerator:
Allocation of net loss	$(1,517,422)	$(428,672)	$(3,672,837)	$(1,309,326)
Denominator:
Basic and diluted weighted average ordinary share outstanding	32,000,000	9,040,000	23,912,088	8,524,396

Basic and diluted net loss per ordinary share	$(0.05)	$(0.05)	$(0.15)	$(0.15)

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3—Initial Public Offering

On March 11, 2021, the Company consummated its Initial Public Offering of 32,000,000 Public Shares, including the 4,000,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $320.0 million, and incurring offering costs of approximately $18.1 million, of which approximately $11.2 million was for deferred underwriting commissions. On April 22, 2021, the underwriters made a payment to the Company in an amount of $640,000 to reimburse certain of the expenses in connection with its Initial Public Offering.

Of the 32,000,000 Public Shares, an aggregate of 112,500 Public Shares was purchased by certain of the Company’s directors and officers (the “Affiliated Shares”).

Note 4—Related Party Transactions

Founder Shares

On December 14, 2020, the Company issued 2,875,000 Class B ordinary shares to the Sponsor (the “Founder Shares”) in exchange for the payment of $25,000 from the Sponsor to cover for certain expenses on behalf of the Company. On January 29, 2021, the Company effected a share dividend of 12,125,000 Class B ordinary shares and on February 3 and February 26, 2021, the Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares for no consideration, respectively. The share dividend and share surrender resulted in an aggregate of 8,000,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization as of December 11, 2020 (inception). The holders of the Founder Shares agreed to forfeit up to an aggregate of 1,000,000 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional shares was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering (excluding the Private Placement Shares and the Forward Purchase Shares). The underwriters fully exercised the over-allotment option on March 11, 2021; thus, these 1,000,000 Founder Shares are no longer subject to forfeiture.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares and the Forward Purchase Investor agreed not to transfer, assign or sell any of its Forward purchase until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Shares

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 1,040,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of $10.4 million.

A portion of the proceeds from the Private Placement Shares was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement share held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Shares will be worthless.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination, as such are considered non-redeemable and presented as permanent equity in the Company’s condensed balance sheet.

Related Party Loans

On December 14, 2020, the Sponsor agreed to loan the Company up to $300,000 pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. As of March 11, 2021, the Company fully borrowed $300,000 under the Note. In addition, the Sponsor also advanced approximately $114,000 to the Company. The Company fully repaid the Note balance and the advance from the Sponsor, for a total of approximately $414,000, on March 15, 2021.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2.0 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. On August 10, 2021, the Sponsor agreed to loan the Company $2.0 million as the Working Capital Loan. On November 9, 2021 the Sponsor and the Company agreed to amend this loan to increase the commitment by $1.0 million. As of September 30, 2021 and December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

Commencing on the date that the Company’s securities were first listed on the NASDAQ through the earlier of consummation of the initial Business Combination and the liquidation, the Company agreed to pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to the Company by an affiliate of the Sponsor.

The Company incurred $30,000 and $70,000 in such fees included as general and administrative expenses to related party on the accompanying unaudited condensed statements of operations for the three and nine months ended September 30, 2021, respectively. As of September 30, 2021, $70,000 is due to the Sponsor and is included in due to related party on the accompanying condensed balance sheets. There was no balance due to related party at December 31, 2020.

In addition, the Sponsor, officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial Business Combination will be made using funds held outside the Trust Account.

As of September 30, 2021, approximately $605,000 is due to the Sponsor’s affiliates and is included in due to related party on the accompanying condensed balance sheets. There was no balance due to related party at December 31, 2020.

Note 5—Commitments and Contingencies

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Shares, and any shares that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon conversion of the Founder Shares) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the prospectus to purchase up to 4,000,000 additional shares at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters fully exercised the over-allotment option on March 11, 2021.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $4.6 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $11.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On April 22, 2021, the underwriters made a payment to the Company in an amount of $640,000 to reimburse certain of the expenses in connection with its Initial Public Offering.

Forward Purchase Agreement

The Company entered into a forward purchase agreement (a “Forward Purchase Agreement”) with certain investors (the “Forward Purchase Investors”), which provides for the purchase of $150,000,000 forward purchase shares (the “Forward Purchase Shares”), for $10.00 per share, in a private placement to close substantially concurrently with the closing of the initial Business Combination. The Forward Purchase Agreement also provides that the Forward Purchase Investor may elect to purchase up to an additional $50,000,000 of Forward Purchase Shares, for a purchase price of $10.00 per share. Any elections to purchase up to 5,000,000 additional Forward Purchase Shares will take place in one or more private placements in such amounts and at such time as the Forward Purchase Investor determines, but no later than simultaneously with the closing of the initial Business Combination. The Company and the Forward Purchase Investors may determine, by mutual agreement, to increase the number of additional Forward Purchase Shares at any time prior to the initial Business Combination. The obligations under the Forward Purchase Agreement do not depend on whether any Class A ordinary shares are redeemed by the Public Shareholders. The forward purchase securities will be issued only in connection with the closing of the initial Business Combination. The proceeds from the sale of forward purchase securities may be used as part of the consideration to the sellers in the initial Business Combination, expenses in connection with the initial Business Combination or for working capital in the post-transaction company. The Forward Purchase Agreement should be classified within shareholders’ equity (deficit), and the Forward Purchase Agreement is considered indexed to the Company’s own share under ASC Topic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity. As such, the Forward Purchase Agreement meets the scope exception in ASC 815-10-15-74(a) to derivative accounting and; therefore, the Forward Purchase Agreement should be classified in shareholders’ equity (deficit).

Note 6—Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of September 30, 2021, there were 32,000,000 Class A ordinary shares outstanding that were subject to possible redemption. There were no Class A ordinary shares issued and outstanding at December 31, 2020.

As of September 30, 2021, Class A ordinary shares reflected on the unaudited condensed balance sheet are reconciled in the following table:

As of September 30, 2021
Gross proceeds	$320,000,000
Less:
Class A ordinary shares issuance costs	(17,455,524)
Plus:
Accretion of carrying value to redemption value	17,455,524

Class A ordinary shares subject to possible redemption	$320,000,000

Note 7—Shareholders’ Equity (Deficit)

Preference Shares—The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. As of September 30, 2021 and December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares—The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of September 30, 2021, there were 33,040,000 shares of Class A ordinary shares outstanding, of which 32,000,000 were subject to possible redemption and are classified outside of permanent equity in the unaudited condensed balance sheet (see Note 6). As of December 31, 2020, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares—The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. On December 14, 2020, the Company issued 2,875,000 Class B ordinary shares to the Sponsor. On January 29, 2021, the Company effected a share dividend of 12,125,000 Class B ordinary shares and on February 3 and February 26, 2021, the Sponsor surrendered 5,000,000 and 2,000,000 Class B ordinary shares for no consideration, respectively. The share dividend and share surrender resulted in an aggregate of 8,000,000 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share capitalization. Of the 8,000,000 Class B ordinary shares outstanding, up to 1,000,000 Class B ordinary shares were subject to forfeiture, to the Company by the Initial Shareholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Initial Shareholders would collectively own 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering (excluding the Private Placement Shares and the Forward Purchase Shares). The underwriters fully exercised the over-allotment option on March 11, 2021; thus, these 1,000,000 Founder Shares were no longer subject to forfeiture. As of September 30, 2021 and December 31, 2019, there were 8,000,000 Class B ordinary shares outstanding. Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding the number of Class A ordinary shares to be sold pursuant to the Private Placement Shares Purchase Agreement and the Forward Purchase Agreement and any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any private placement shares issued to the Sponsor, its affiliates or any member of the management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Note 8—Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of September 30, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investments held in Trust Account	$320,010,848	—	—

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels of the hierarchy for the nine months ended September 30, 2021 and December 31, 2020.

Note 9—Restatement of Previously Reported Financial Information

Following the filing of the quarterly report for the period ended September 30, 2021, filed with the SEC on November 9, 2021, the Company, having performed further assessment, concluded that, effective with its financial statements for quarterly period ended September 30, 2021, it should restate its prior filed financial information for the period ended March 31, 2021, to classify all Class A ordinary shares subject to possible redemption in temporary equity and to recognize the accretion from the initial book value to the redemption value, and it should restate its prior filed financial information for the period ended June 30, 2021, to correct the recognition of the accretion from the initial book value to redemption value. In accordance with ASC 480-10-S99, redemption provisions not solely within the control of the Company require shares subject to redemption to be classified outside of permanent equity. The Company had previously classified a portion of its Class A ordinary shares in permanent equity, or total shareholders’ equity (deficit). Also, in connection with the change in presentation for the Class A ordinary shares subject to possible redemption, the Company also restated its earnings per share calculation to allocate income and losses shared pro rata between Class A ordinary shares subject to possible redemption and non-redeemable ordinary shares for the affected periods. This presentation contemplates a Business Combination as the most likely outcome, in which case, Class A ordinary shares subject to possible redemption and non-redeemable ordinary shares share pro rata in the income and losses of the Company. As a result, the Company restated its previously filed financial information to present all redeemable Class A ordinary shares as temporary equity and to recognize a remeasurement adjustment from the initial book value to redemption value at the time of its Initial Public Offering.

The following tables contain unaudited quarterly financial information for the quarterly period ended September 30, 2021 that has been updated to reflect the restatement related to the calculation of earnings per share. The restatement had no impact on net loss, net cash flows from operating, investing or financing activities. The financial information that has been previously filed or otherwise reported for the quarterly period ended September 30, 2021 is superseded by the information in this Quarterly Report, and should no longer be relied upon.

The impact to the reported amounts of weighted average shares outstanding and basic and diluted earnings per share is presented below for the three and nine months ended September 30, 2021:

	EPS for Class A ordinary shares subject to possible redemption
	As Previously Reported	Adjustment	As Restated
Form 10-Q (September 30, 2021)—three months ended September 30, 2021
Weighted average shares outstanding	33,040,000	(1,040,000)	32,000,000

Basic and diluted earnings per ordinary share	$(0.05)	$0.00	$(0.05)

Form 10-Q (September 30, 2021)—nine months ended September 30, 2021
Weighted average shares outstanding	24,689,231	(777,143)	23,912,088

Basic and diluted earnings per ordinary share	$(0.15)	$(0.00)	$(0.15)

	EPS for non-redeemable ordinary shares
	As Previously Reported	Adjustment	As Restated
Form 10-Q (September 30, 2021)—three months ended September 30, 2021
Weighted average shares outstanding	8,000,000	1,040,000	9,040,000

Basic and diluted earnings per ordinary share	$(0.05)	$0.00	$(0.05)

Form 10-Q (September 30, 2021)—nine months ended September 30, 2021
Weighted average shares outstanding	7,747,253	777,143	8,524,396

Basic and diluted earnings per ordinary share	$(0.15)	$(0.00)	$(0.15)

Note 10—Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date unaudited condensed financial statements were issued. Based upon this review, the Company determined that, except as noted below, there have been no events that have occurred that would require adjustments to the disclosures in the unaudited condensed financial statements.

Proposed Business Combination

On December 12, 2021, (a) the Company and Saturn Acquisition (DE) Corp. (“Merger Sub”), a wholly owned subsidiary of the Company, entered into an Agreement and Plan of Merger (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) with Warehouse Technologies LLC (“Warehouse”) and Symbotic Holdings LLC, a wholly owned subsidiary of Warehouse (“Symbotic Holdings”), and (b) Warehouse and Symbotic Holdings entered into an Agreement and Plan of Merger (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Company Merger Agreement”). If the Company Merger Agreement, the Merger Agreement, the transactions contemplated thereby are adopted by the Company’s shareholders and Warehouse’s unitholders, as applicable, (i) Warehouse will merge with and into Symbotic Holdings, with Symbotic Holdings surviving the merger (sometimes hereinafter referred to as “Interim Symbotic”) and (ii) immediately thereafter, Merger Sub will merge with and into Interim

Symbotic (the “Merger,” and, together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Interim Symbotic surviving the merger as a subsidiary of the Post-Combination Company (“New Symbotic Holdings”). Prior to the consummation of the Merger, the Company will transfer by way of continuation from the Cayman Islands and domesticate as a Delaware corporation (the “Domestication”). Following the Domestication and simultaneously with the Business Combination, the Company will change its corporate name to “Symbotic Inc.” (the “Post-Combination Company” or “Symbotic Inc.”).

In connection with the execution of the Merger Agreement, the Company entered into Subscription Agreements (the “Subscription Agreements”) with certain parties subscribing for shares of the Post-Combination Company’s Class A common stock (the “Subscribers”) pursuant to which the Subscribers have agreed to purchase, and the Company has agreed to sell the Subscribers, an aggregate of 20,500,000 shares of the Post-Combination Company’s Class A common stock, at a purchase price of $10.00 per share for an aggregate purchase price of $205,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Warehouse Technologies LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Warehouse Technologies LLC and subsidiaries (the “Company”) as of September 25, 2021 and September 26, 2020, the related consolidated statements of operations, comprehensive loss, changes in redeemable preferred and common units and members’ deficit, and cash flows for each of the three years in the period ended September 25, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 25, 2021 and September 26, 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 25, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2021.

Boston, Massachusetts

February 4, 2022

WAREHOUSE TECHNOLOGIES LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 25, 2021	September 26, 2020
ASSETS
Current assets:
Cash and cash equivalents	$156,634	$58,264
Accounts receivable	63,370	2,489
Inventories	33,561	16,454
Deferred expenses, current	489	131,689
Prepaid expenses and other current assets	6,366	2,630

Total current assets	260,420	211,526
Property and equipment, at cost	37,177	36,001
Less: Accumulated depreciation	(18,560)	(26,815)

Property and equipment, net	18,617	9,186
Intangible assets, net	1,164	1,540
Other long-term assets	334	2,701

Total assets	$280,535	$224,953

LIABILITIES, REDEEMABLE PREFFERED AND COMMON UNITS AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$28,018	$5,962
Accrued expenses	31,131	7,743
Sales tax payable	18,405	12,076
Deferred revenue, current	259,418	120,779

Total current liabilities	336,972	146,560
Deferred revenue, long-term	216,538	260,000
Other long-term liabilities	3,993	2,469

Total liabilities	557,503	409,029

Commitments and contingencies (Note 12)	—	—
Redeemable preferred and common units:
Preferred units, Class B-1	232,278	221,217
Preferred units, Class B	459,007	437,149
Common units, Class C	144,975	2,025
Members’ deficit:
Common voting units, Class A	16,809	16,809
Additional paid-in capital	26,999	—
Accumulated deficit	(1,154,944)	(856,858)
Accumulated other comprehensive loss	(2,092)	(4,418)

Total members’ deficit	(1,113,228)	(844,467)

Total liabilities, redeemable preferred and common units, and members’ deficit	$280,535	$224,953

The accompanying notes are an integral part of these consolidated financial statements.

WAREHOUSE TECHNOLOGIES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except unit and per unit information)

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
Revenue:
Systems	$227,563	$70,818	$80,462
Software subscriptions and support	4,009	2,614	2,348
Operation services	20,341	18,654	17,313

Total revenue	251,913	92,086	100,123
Cost of revenue:
Systems	216,577	79,252	92,184
Software subscriptions and support	2,962	3,681	4,142
Operation services	21,927	28,083	23,761

Total cost of revenue	241,466	111,016	120,087

Gross profit (loss)	10,447	(18,930)	(19,964)

Operating expenses:
Research and development expenses	73,386	55,861	49,092
Selling, general, and administrative expenses	59,442	35,586	36,737

Total operating expenses	132,828	91,447	85,829

Operating loss	(122,381)	(110,377)	(105,793)

Other income, net	67	809	1,432

Loss before income tax	(122,314)	(109,568)	(104,361)
Income tax benefit	—	47	—

Net loss	(122,314)	(109,521)	(104,361)
Returns on redeemable Preferred Units	(32,919)	(29,565)	(25,181)

Loss attributable to Class A Units and Class C Units	$(155,233)	$(139,086)	$(129,542)

Loss per unit attributable to Class A Units and Class C Units, basic and diluted (Note 14)	$(24.16)	$(21.64)	$(20.16)

Weighted average units used in computing loss per unit attributable to Class A Units and Class C Units, basic and diluted (Note 14)	6,426,203	6,426,203	6,426,203

The accompanying notes are an integral part of these consolidated financial statements.

WAREHOUSE TECHNOLOGIES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
Net loss	$(122,314)	$(109,521)	$(104,361)
Foreign currency translation adjustments	2,326	(1,825)	(501)

Total comprehensive loss	$(119,988)	$(111,346)	$(104,862)

The accompanying notes are an integral part of these consolidated financial statements

WAREHOUSE TECHNOLOGIES LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Preferred and Common Units and Members’ Deficit

(in thousands, except unit information)

	Redeemeable Preferred and Common Units								Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Members’ Deficit
	Common Units, Class C		Preferred Units, Class B-1		Preferred Units, Class B		Common Voting Units, Class A
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at September 30, 2018	428,571	$—	1	$107,113	1	$396,507	5,997,632	$16,809	$—	$(2,092)	$(586,298)	$(571,581)
Net loss	—	—	—	—	—	—	—	—	—	—	(104,361)	(104,361)
Granted	64,987	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(64,987)	—	—	—	—	—	—	—	—	—	—	—
Unit-based compensation	—	22	—	—	—	—	—	—	—	—	—	—
Accretion of class C Units to redemption value	—	22	—	—	—	—	—	—	—	—	(22)	(22)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(501)	—	(501)
Preferred Return	—	—	—	5,356	—	19,825	—	—	—	—	(25,181)	(25,181)

Balance at September 28, 2019	428,571	$44	1	$112,469	1	$416,332	5,997,632	$16,809	$—	$(2,593)	$(715,862)	$(701,646)
Net loss	—	—	—	—	—	—	—	—	—	—	(109,521)	(109,521)
Granted	42,587	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(42,587)	—	—	—	—	—	—	—	—	—	—	—
Unit-based compensation	—	71	—	—	—	—	—	—	—	—	—	—
Accretion of Class C Units to redemption value	—	1,910	—	—	—	—	—	—	—	—	(1,910)	(1,910)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(1,825)	—	(1,825)
Member contributions	—	—	—	100,000	—	—	—	—	—	—	—	—
Preferred Return	—	—	—	8,748		20,817	—	—	—	—	(29,565)	(29,565)

Balance at September 26, 2020	428,571	$2,025	1	$221,217	1	$437,149	5,997,632	$16,809	$—	$(4,418)	$(856,858)	$(844,467)
Net loss	—	—	—	—	—	—	—	—	—	—	(122,314)	(122,314)
Granted	51,543	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(51,543)	—	—	—	—	—	—	—	—	—	—	—
Unit-based compensation	—	97	—	—	—	—	—	—	—	—	—	—
Accretion of Class C Units to redemption value	—	142,853	—	—	—	—	—	—	—	—	(142,853)	(142,853)
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	2,326	—	2,326
Member contributions	—	—	—	—	—	—	—	—	—	—	—	—
Preferred Return	—	—	—	11,061	—	21,858	—	—	—	—	(32,919)	(32,919)
Provision for warrants	—	—	—	—	—	—	—	—	26,999	—	—	26,999

Balance at September 25, 2021	428,571	$144,975	1	$232,278	1	$459,007	5,997,632	$16,809	$26,999	$(2,092)	$(1,154,944)	$(1,113,228)

The accompanying notes are an integral part of these consolidated financial statements.

WAREHOUSE TECHNOLOGIES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
Cash flows from operating activities:
Net loss	$(122,314)	$(109,521)	$(104,361)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,491	5,734	7,353
Foreign currency losses	53	33	121
Losses on sale of assets	—	51	—
Unit-based compensation	97	71	22
Deferred taxes, net	—	(47)	—
Changes in operating assets and liabilities:
Accounts receivable	(1,619)	342	(1,128)
Inventories	(16,817)	(5,653)	10,370
Prepaid expenses and other current assets	3,736	21	1,068
Deferred expenses	132,683	31,797	7,937
Other long-term assets	2,313	(1,421)	(641)
Accounts payable	22,169	(4,812)	7,716
Accrued expenses	16,187	644	425
Deferred revenue	67,100	(39,123)	89,249
Other long-term liabilities	1,488	(2,423)	(946)

Net cash and cash equivalents provided by (used in) operating activities	109,567	(124,307)	17,185
Cash flows from investing activities:
Purchases of property and equipment	(12,168)	(5,071)	(4,327)
Proceeds from sale of assets	—	12	—

Net cash and cash equivalents used in investing activities	(12,168)	(5,059)	(4,327)
Cash flows from financing activities:
Class B-1 Preferred Unit member contributions	—	100,000	—

Net cash and cash equivalents provided by financing activities	—	100,000	—
Effect of exchange rate changes on cash and cash equivalents	971	(679)	(49)
Net increase (decrease) in cash and cash equivalents	98,370	(30,045)	12,809
Cash and cash equivalents—beginning of year	58,264	88,309	75,500

Cash and cash equivalents—end of year	$156,634	$58,264	$88,309

Non-cash financing activities:
Preferred Return, Class B-1	11,061	8,748	5,356
Preferred Return, Class B	21,858	20,817	19,825

The accompanying notes are an integral part of these consolidated financial statements.

WAREHOUSE TECHNOLOGIES LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Operations

Warehouse Technologies LLC (the “Company”), headquartered in New Hampshire, is a limited liability company that was formed in December 2006 to make investments in companies that develop new technologies to improve operating efficiencies in modern warehouses. Symbotic LLC (“Symbotic”), a technology company that develops and commercializes innovative technologies for use within warehouse operations and Symbotic Group Holdings, ULC (“Symbotic Canada”) are wholly owned subsidiaries of the Company.

Risks and Uncertainties

The Company is subject to risks common to companies in the markets it serves, including, but not limited to, global economic and financial market conditions, fluctuations in customer demand, acceptance of new products, development by its competitors of new technological innovations, risk of disruption in its supply chain, the implementation of tariffs and export controls, dependence on key personnel, and protection of proprietary technology.

The Company has an accumulated deficit of $1,155 million as of September 25, 2021 and has incurred recurring net losses since its inception. As discussed in Note 13, upon written notice, the Preferred Unit holders can redeem all of the outstanding Preferred Units. However, the Preferred Unit holders have confirmed that they will only request redemption of their Preferred Units if the Company is able to make such payments and remain solvent but not prior to February 28, 2023. In April 2021, the Company entered into an amendment to a contract with a customer whereby $185.0 million of guaranteed, non-refundable payments are due to the Company in accordance with the contract, of which $165.0 million has been subsequently received through the date of issuance of these consolidated financial statements, and the remaining guaranteed, non-refundable payments are to be made during the six months following the issuance of these consolidated financial statements. As of September 25, 2021, the Company had cash and cash equivalents of $156.6 million. Based on these factors, the Company believes that its cash and cash equivalents balance, combined with the guaranteed, non-refundable payments due from a customer subsequent to September 25, 2021 as described above will be sufficient to fund its operations for at least the next twelve months from the date of issuance of these consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation and Foreign Currency Translation

The consolidated financial statements have been prepared in U.S. dollars, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The functional currency for the Company’s foreign subsidiaries is based on the subsidiaries’ financial and operational environment and is the applicable local currency of the subsidiary. For the Company’s subsidiaries that transact in a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at period-end foreign exchange rates. Revenue and expenses are translated into U.S. dollars at the average foreign exchange rates for the period. Translation adjustments are excluded from the determination of net income and are recorded in accumulated other comprehensive income (loss), a separate component of members’ deficit.

Certain transactions of the Company and its subsidiaries are denominated in currencies other than the functional currency. Foreign currency transaction losses were $0.1 million for the year ended September 25, 2021, less than $0.1 million for the year ended September 26, 2020, and $0.1 million for the year ended September 28, 2019, and were recorded within other income, net on the consolidated statements of operations.

The Company operates and reports using a 52-53 week fiscal year ending on the last Saturday closest to September 30. Accordingly, the Company’s fiscal quarters end on the last Saturday that falls closest to the last day of the third month of each quarter. The fiscal years ended September 25, 2021, September 26, 2020, and September 28, 2019 were 52-week periods.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, and the amounts disclosed in the related notes to the consolidated financial statements. Actual results and outcomes may differ materially from management’s estimates, judgments, and assumptions. Significant estimates, judgments, and assumptions used in these financial statements include, but are not limited to, those related to revenue, useful lives and realizability of long-lived assets, accounting for income taxes and related valuation allowances, and the fair value of certain unit-based awards issued. Estimates are periodically reviewed in light of changes in circumstances, facts, and experience.

The COVID-19 pandemic has resulted in a sustained global slowdown of economic activity that has decreased demand for a broad variety of goods and services, including from our customers. While we have not experienced significant disruptions from the COVID-19 pandemic during the year ended September 26, 2021, we are unable to accurately predict the extent to which the COVID-19 pandemic may impact our business, results of operations, and financial condition going forward. Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these financial statements, we are not aware of any specific event or circumstance that would require us to update our estimates, assumptions, and judgments or revise the carrying value of our assets or liabilities. These estimates may change as new events occur and additional information is obtained and will be recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to our financial statements.

Operating Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Company’s chief executive officer, in deciding how to allocate resources and assess performance. The Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. The Company is not organized by market and is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company does not accumulate discrete financial information with respect to separate divisions and does not have separate operating or reportable segments. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments that are readily convertible into cash and have original maturities of three months or less at the date of purchase. The Company invests its excess cash primarily in money market funds or demand deposit accounts of major financial institutions. Accordingly, the Company’s cash and cash equivalents are subject to minimal credit and market risk. The Company’s cash and cash equivalents are carried at cost, which approximates fair value.

Accounts Receivable

Accounts receivable consists primarily of trade receivables from customers. The Company estimates the allowance for doubtful accounts for accounts receivable based on the aging of the receivables, customer financial statements, historical collection experience, existing economic conditions, and other available information. The Company had no allowances for doubtful accounts at September 25, 2021, September 26, 2020, and September 28, 2019.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company’s cash and cash equivalents are generally held with large financial institutions. Although the Company’s deposits may exceed federally insured limits, the financial institutions that the Company uses have high investment-grade credit ratings and, as a result, the Company believes that, as of September 25, 2021, its risk relating to deposits exceeding federally insured limits was not significant.

The Company has no significant off-balance sheet risk such as foreign exchange contracts, options contracts, or other hedging arrangements.

The Company believes its credit policies are prudent and reflect normal industry terms and business risk. The Company generally does not require collateral from its customers and generally requires payment 30 days from the invoice date. For the years ended September 25, 2021, September 26, 2020, and September 28, 2019, there were two customers that accounted for 10% or more of total revenue, representing 95%, 87%, and 80%, of the Company’s total revenue, respectively. At September 25, 2021 and September 26, 2020, four customers accounted for 100% of the Company’s accounts receivable balance.

Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable. The carrying amounts of these financial instruments approximate their fair value due to their short-term nature.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost approximates actual cost on a first-in, first-out basis. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolete, or impaired balances. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment

Property and equipment include purchases of items with a per-unit value greater than $2,000 and an estimated useful life greater than one year. Property and equipment are recorded at cost upon acquisition. Depreciation is computed using the straight-line method over the following estimated useful lives:

Estimated Useful Life
Computer equipment and software, furniture and fixtures, and test equipment	3-5 years
Leasehold improvements	Shorter of estimated useful life or remaining term of the lease

Expenditures that improve or extend the life of an asset are capitalized while repairs and maintenance expenditures are expensed as incurred. The Company periodically reviews the estimated useful lives of property and equipment. Changes to the estimated useful lives are recorded prospectively from the date of the change. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in loss from operations.

Acquired Intangible Assets and Long-Lived Assets

Acquired intangible assets consist of customer relationships and trademarks. Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives.

The Company periodically evaluates the recoverability of its long-lived assets, such as property and equipment and intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, then assets are required to be grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If the carrying amount of the assets exceeds the expected future undiscounted net cash flows to be generated by the assets, then an impairment charge is recognized to the extent the carrying amount of the asset exceeds its fair value. No impairment losses were recognized in the years ended September 25, 2021, September 26, 2020, and September 28, 2019.

Revenue Recognition

On September 29, 2019, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) using the modified retrospective method applied to those contracts which were not completed as of the adoption date and all new contracts initiated on or after the adoption date. Revenue is recorded in accordance with the five-step model set forth by Topic 606, which involves identification of the contract, identification of performance obligations in the contract, determination of the transaction price, allocation of the transaction price to the previously identified performance obligations, and revenue recognition as the performance obligations are satisfied.

The adoption of Topic 606 did not result in a cumulative prior period adjustment to the opening balance of accumulated deficit. Further, it did not have a material impact on the timing or amount of revenue recognized in comparison to Topic 605, Revenue Recognition.

The Company generates revenue through its design and installation of modular inventory management systems (the “Systems”) to automate customers’ depalletizing, storage, selection, and palletization warehousing processes. The Systems have both a hardware component and an embedded software component that enables the system to be programmed to operate within specific customer environments. The Company enters into contracts with customers that can include various combinations of services to design and install the Systems. These services are generally distinct and accounted for as separate performance obligations. As a result, each customer contract may contain multiple performance obligations. The Company determines whether performance obligations are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether the Company’s commitment to provide the services to the customer is separately identifiable from other obligations in the contract.

The Company has identified the following distinct performance obligations in its contracts with customers:

1.

Systems: The Company designs, assembles, and installs modular hardware systems and performs configuration of embedded software. Systems include the delivery of hardware and an embedded software component, sold as either a perpetual or term-based on-premise license, that automate customers’ depalletizing, storage, selection, and palletization warehousing processes. The modular hardware and embedded software are each not capable of being distinct because a customer cannot benefit from the hardware or software on their own. Accordingly, they are treated as a single performance obligation. Fees for systems are typically fixed or cost-plus fixed fee amounts that are due based on the achievement of a variety of milestones beginning at contract inception through final acceptance.

2.

Software subscriptions and support: Software subscriptions refer to the renewals of term-based software licenses that are sold as part of the initial system. These software licenses typically renew annually. Support services provide the customer with technical support, and updates and upgrades to the embedded perpetual or term-based software license. Technical support and updates and upgrades are considered distinct from the related embedded software but accounted for as a single performance obligation as they each constitute a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. Fees for software subscription and support services are typically payable in advance on a quarterly, or annual basis over the term of the software subscriptions and support contract.

3.

Operation services: The Company provides the customer with assistance operating the system and ensuring user experience is optimized for efficiency and effectiveness. Fees for operation services are typically invoiced to customers on a time and materials basis monthly in arrears or using a fixed fee structure.

The Company recognizes revenue upon transfer of control of promised goods or services in a contract with a customer, generally as title and risk of loss pass to the customer, in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Revenue is recognized only to the extent that it is probable that a significant reversal of revenue will not occur and when collection is considered probable. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts do not include a significant financing component. Taxes collected from customers, which are subsequently remitted to governmental authorities, are excluded from revenue. Shipping and handling costs billed to customers are included in revenue and the related costs are included in cost of revenue when control transfers to the customer. The Company presents amounts collected from customers for sales and other taxes net of the related amounts remitted.

For contracts that contain multiple performance obligations, the transaction price is allocated to each performance obligation based on a relative standalone selling price (“SSP”) when available. If standalone selling price is not available, the Company estimates the standalone selling price of each performance obligation, which is generally based on an expected cost plus a margin approach.

The design, assembly, and installation of a system includes substantive customer-specified acceptance criteria that allow the customer to accept or reject systems that do not meet the customer’s specifications. When the Company cannot objectively determine that acceptance criteria will be met upon contract inception, revenue relating to systems is deferred and recognized at a point in time upon final acceptance from the customer. If acceptance can be reasonably certain upon contract inception, revenue is recognized over time based on an input method, using a cost-to-cost measure of progress. During fiscal year 2021, the Company has been able to objectively determine that acceptance criteria will be met upon contract inception, and as such, for contracts with customers entered into during fiscal year 2021, revenue related to systems is accounted for over time as described above. For all other contracts with customers entered into prior to fiscal year 2021, revenue relating to systems is deferred and recognized at a point in time upon final acceptance, which is when the customer has obtained control of the system.

The transaction price for software subscriptions is allocated to the term-based software license and support services performance obligations based on their respective SSPs. The amount allocated to the term-based software license is recognized at a point in time upon delivery. The amount allocated to support services is recognized ratably over the term of the support contracts. Operation services revenue is recognized over time as the services are performed and costs are incurred.

Contract liabilities consist of deferred revenue. Deferred revenue is recorded when the Company has a right to invoice or payments have been received for undelivered products or services, or in situations where revenue recognition criteria have not been met. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue, and the remaining portion is recorded as long-term deferred revenue.

Costs to fulfill a contract are presented as deferred expenses on the consolidated balance sheets and consist of costs incurred by the Company to fulfill its obligations under a contract once it is obtained, but before transferring goods or services to the customer. These costs relate directly to a contract that the Company can specifically identify, are costs to generate or enhance resources of the Company that are used in satisfying performance obligations and are costs which are expected to be recovered. Accordingly, these costs are recognized on the consolidated balance sheets as an asset and are recognized consistent with the pattern of the transfer of the goods or services to which the asset relates. For all contracts, the Company recognizes anticipated contract losses as a charge to cost of revenue as soon as they become evident. As of September 25, 2021, there were no anticipated contract losses recorded in accrued expenses on the consolidated balance sheets.

The Company’s warehouse automation system generally provides for a limited warranty that promises customers that delivered products are as specified. The Company’s standard warranty provides for repair or replacement of the associated system parts during the warranty period. The Company records estimated warranty costs in the period the related revenue is recognized based on historical experience or expectations of future costs to repair or replace. Actual results could differ from these estimates, which could cause increases or decreases in warranty reserves in future periods.

The Company has not deferred sales commissions and other costs to obtain a contract because such amounts that would qualify for deferral are not material.

An allowance for future sales returns is established based on historical trends in product return rates. There was no allowance for future sales returns at September 25, 2021, September 26, 2020, and September 28, 2019.

For periods prior to September 29, 2019, the Company recognized revenue in accordance with Topic 605. Under Topic 605, revenue was recognized when all the following were met: (i) persuasive evidence of an arrangement existed, (ii) delivery had occurred or services had been performed, (iii) the sales price was fixed or determinable, and (iv) collectability was probable. There were no material differences between Topic 605 and Topic 606 relating to the timing or amount of revenue recognized.

Warrant Transactions

On April 30, 2021, the Company and Walmart Inc. (“Walmart”) entered into a Subscription Agreement (the “Subscription Agreement”), in which the Company has agreed to issue to Walmart warrants to acquire up to an aggregate of 714,022 shares of the Company’s Class A Units, subject to certain vesting conditions. Warrants equivalent to 6.5% of the Company’s outstanding and issuable Common Units, or 446,741 units, vested upon the signing of the Subscription Agreement. Warrants equivalent to up to 3.5% of the Company’s outstanding and issuable Common Units, or 267,281 units, may vest in connection with conditions defined by the terms of the Warrant, as Walmart makes additional expenditures to the Company in connection with the Subscription Agreement. Upon vesting, units may be acquired at an exercise price of $389.03. The right to purchase units in connection with the Subscription Agreement expires on April 30, 2031.

The warrant units granted to Walmart are accounted for as equity instruments and measured in accordance with ASC 718, Compensation—Stock Compensation. These instruments are classified in the consolidated statements of operations in accordance with ASC 606, Revenue from Contracts with Customers, and ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) (“ASU 2019-08”). For awards granted to a customer which are not in exchange for distinct goods or services, the fair value of the awards earned based on service or performance conditions is recorded as a reduction of the transaction price, in accordance with ASC 606. To determine the fair value of the warrants in accordance with ASC 718, the Company used pricing models based in part on assumptions for which management is required to use judgment. Based on the fair value of the awards, the Company determines the amount of warrant expense based on the customer’s pro-rata achievement of vesting conditions, which is recorded as a reduction to the transaction price.

Research and Development Expenses

Costs incurred in the research and development of the Company’s products are expensed as incurred. Research and development costs include personnel, contracted services, materials, and indirect costs involved in the design and development of new products and services.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include all costs that are not directly related to satisfaction of customer contracts or research and development. Selling, general, and administrative expenses include items for the Company’s selling and administrative functions, such as sales, finance, legal, human resources, and information technology support. These functions include costs for items such as salaries and benefits and other personnel-related costs, maintenance and supplies, professional fees for external legal, accounting, and other consulting services, intangible asset amortization, and depreciation expense.

Unit-based Compensation

Unit-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the vesting period of the award. The Company recognizes the effect of pre-vesting forfeitures as they occur. The Company classifies unit-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified.

Income Taxes

The Company is a multimember limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. The Company makes no provision for U.S. federal or state income taxes. The Company’s Canadian entities, however, are subject to certain Canadian federal and provincial income taxes; thus, any income taxes reported in these consolidated financial statements relate to the Company’s Canadian jurisdictions (see Note 8 for further discussion).

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

The Company accounts for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement.

Recently Adopted Accounting Pronouncements

In November 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-08, Codification improvements—Share-Based Consideration payable to a Customer (“ASU 2019-08”). ASU 2019-08 requires entities to measure and classify share-based payments that are granted to a customer in conjunction with a revenue arrangement and are not in exchange for a distinct good or service in accordance with FASB ASC 718, Compensation – Stock Compensation. The Company adopted ASU 2019-08 on September 27, 2020. Accordingly, warrants to purchase Class A Units issued to Walmart Inc. in April 2021 have been accounted for under ASU 2019-08. Refer to the warrant transactions policy above and Note 15 for additional information.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU provided amended guidance on the recognition of revenue from contracts with customers. The new standard established a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes substantially all of the previous revenue recognition guidance, including industry-specific guidance. The new standard requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further, the new standard requires additional disclosures to help enable users of the financial statements to better understand the nature, amount, timing, risks, and judgments related to revenue recognition and related cash flows from contracts with customers. Concurrently, the FASB issued guidance on the accounting for costs to fulfill or obtain a customer contract. On September 29, 2019, the Company adopted the guidance using the modified retrospective method applied to those contracts that were not completed as of the adoption date. Adoption of the new standard did not result in a cumulative prior period adjustment and did not have a material impact on the timing or amount of revenue recognized. Refer to the revenue recognition policy above and Note 3 for the required disclosures related to the impact of adopting this standard and a discussion of the Company’s updated policies related to revenue recognition.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases. The ASU requires lessees to recognize the assets and liabilities on their balance sheet for the rights and obligations created by most leases and continue to recognize expenses on their income statements over the lease term. Assuming the Company continues to qualify as an Emerging Growth Company (“EGC”), the guidance is effective for annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is in the process of aggregating and evaluating lease arrangements and implementing new processes. The Company expects the adoption will result in a material increase in its assets and liabilities upon adoption. The impact on the Company’s results of operations and cash flows is not expected to be material.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses rather than incurred losses to estimate credit losses on certain types of financial instruments. This may result in the earlier recognition of allowances for losses. Assuming the Company continues to qualify as an EGC, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect the new standard to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software. The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). Assuming the Company continues to qualify as an EGC, the guidance is effective for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. The Company does not expect the new standard to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes—Simplifying the Accounting for Income Taxes. The ASU simplifies the accounting for income taxes by removing certain exceptions to the general principles as well as clarifying and amending existing guidance to improve consistent application. Assuming the Company continues to qualify as an EGC, the guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company does not expect the new standard to have a material impact on its consolidated financial statements.

Other recent accounting pronouncements that are or will be applicable to the Company did not, or are not expected to, have a material impact on the Company’s present or future financial statements.

3. Revenue

Disaggregation of Revenue

The Company provides disaggregation of revenue based on product and service type on the consolidated statements of operations as it believes these categories best depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Contract Balances

The following table provides information about accounts receivable and contract liabilities from contracts with customers (in thousands):

	Year Ended
	September 25, 2021	September 26, 2020
Accounts receivable	$63,370	$2,489
Contract liabilities	$475,956	$380,779

The change in the opening and closing balances of the Company’s contract liabilities primarily results from the timing difference between the Company’s performance and the customer’s payment. During the years ended September 25, 2021 and September 26, 2020, the Company recognized $120.3 million and $72.6 million, respectively, of the contract liability balance as revenue upon transfer of the products or services to customers.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to performance obligations not delivered, or partially undelivered, at the end of the reporting period. Remaining performance obligations include deferred revenue plus unbilled amounts not yet recorded in deferred revenue. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in scope of contracts, periodic revalidation, adjustments for revenue that have not materialized, and adjustments for currency. For contracts with a duration of greater than one year, the transaction price allocated to performance obligations that are unsatisfied as of September 25, 2021 was $5.4 billion. The definition of remaining performance obligations excludes: (i) any variable consideration, and (ii) those contracts that provide the customer with the right to cancel or terminate the contract without incurring a substantial penalty. The Company expects to recognize approximately 8% of its remaining performance obligations as revenue in the next 12 months and the balance thereafter. The Company does not disclose the value of remaining performance obligations for contracts with an original expected duration of one year or less.

4. Leases

The Company leases certain real estate under noncancelable operating leases. These leases expire at various dates through December 2025.

Net rental expense under operating leases amounted to $2.3 million $2.0 million, and $1.9 million for the years ended September 25, 2021, September 26, 2020, and September 28, 2019, respectively.

Future minimum lease payments under the noncancelable operating leases as of September 25, 2021 are as follows (in thousands):

Total
Fiscal year 2022	$2,396
Fiscal year 2023	2,316
Fiscal year 2024	2,367
Fiscal year 2025	2,069
Fiscal year 2026 and thereafter	581

Total future minimum payments	$9,729

5. Inventories

Inventories at September 25, 2021 and September 26, 2020 consist of the following (in thousands):

	Year Ended
	September 25, 2021	September 26, 2020
Raw materials and components	$33,065	$16,144
Finished goods	496	310

Total inventories	$33,561	$16,454

6. Property and Equipment

Property and equipment at September 25, 2021 and September 26, 2020 consists of the following (in thousands):

	Year Ended
	September 25, 2021	September 26, 2020
Computer equipment and software, furniture and fixtures, and test equipment	$34,268	$33,276
Leasehold improvements	2,909	2,725

Total property and equipment	37,177	36,001
Less accumulated depreciation	(18,560)	(26,815)

Property and equipment, net	$18,617	$9,186

Depreciation expense was $4.0 million for the year ended September 25, 2021, $5.3 million for the year ended September 26, 2020, and $6.9 million for the year ended September 28, 2019.

7. Intangible Assets

Intangible assets acquired in connection with a 2014 business acquisition are being amortized on a straight-line basis over their estimated useful lives. The estimated weighted average useful life of the identified intangible assets are as follows:

Estimated Weighted Average Useful Life
Customer relationships	10 years
Trademarks	3 years

Amortization expense was $0.5 million for the year ended September 25, 2021, $0.4 million for the year ended September 26, 2020, and $0.4 million for the year ended September 28, 2019. The following table presents the Company’s intangible assets as of the dates indicated (in thousands):

	Year Ended
	September 25, 2021			September 26, 2020
	Intangibles, gross	Accumulated amortization	Intangibles, net	Intangibles, gross	Accumulated amortization	Intangibles, net
Customer relationships	$4,656	$(3,492)	$1,164	$4,400	$(2,860)	$1,540
Trademarks	782	(782)	—	739	(739)	—

Intangible assets	$5,438	$(4,274)	$1,164	$5,139	$(3,599)	$1,540

The following table presents the estimated future annual pre-tax amortization expense of definite-lived intangible assets as of the date indicated (in thousands):

Total
Fiscal year 2022	$466
Fiscal year 2023	466
Fiscal year 2024	232

Total	$1,164

8. Income Taxes

The Company is a multimember limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. Accordingly, the Company is not subject to U.S. federal income tax. Instead, its members are subject to U.S. federal income tax on their distributive share of the Company’s income, gains, and losses. Currently, the Company does not have nexus in any states in the U.S that have not adopted the U.S. federal entity classification rules. As such, the Company does not record a liability for state income taxes. The Company’s Canadian entities, however, are subject to certain Canadian federal and provincial income taxes.

There was no income tax benefit or provision for the year ended September 25, 2021, less than a $0.1 million income tax benefit for the year ended September 26, 2020, and no income tax benefit or provision for the year ended September 28, 2019.

The following is a reconciliation of the expected U.S. Federal income tax rate to the effective tax rate for the year ended September 25, 2021 (dollars in thousands):

	Amount	Percent
Loss before income tax	$(122,314)
Tax on pre-tax loss	(25,686)	21.00
Loss not subject to tax	26,575	(21.73)
Foreign rate differential	233	(0.19)
Decrease in valuation allowance	(993)	0.81
Other	(129)	0.11

Total income tax	$—	—

The following is a summary of the significant components of the Company’s net deferred tax assets as of September 25, 2021 and September 26, 2020 (in thousands):

	Year Ended
	September 25, 2021	September 26, 2020
Deferred tax assets:
Non-capital loss carry-forward	$11,265	$11,794
R&D credits and deductible expenditures	1,993	1,696
Fixed assets	37	—
Other	1	1

Gross deferred tax assets	13,296	13,491
Deferred tax liabilities:
R&D credits and deductible expenditures	(688)	(600)
Fixed assets	—	(17)

Gross deferred tax liabilities	(688)	(617)

Total deferred tax assets and liabilities	12,608	12,874

Valuation allowance	(12,608)	(12,874)

Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future income, and tax planning strategies in making this assessment. The Company has recorded a valuation allowance against the deferred tax assets since after considering all of the available objective evidence, both positive and negative, historical and prospective, with greater weight given to the historical losses incurred by the Company since inception, it is more likely than not that these assets will not be realized.

At September 25, 2021, the Company had Canadian net operating losses (“NOL”) carryforwards of approximately $45.1 million. The Canadian NOL carryforwards can be carried forward 20 years, expire in various years through 2039, and are subject to review and possible adjustment by the applicable taxing authority. Utilization of the Canadian NOL carryforwards may be subject to annual limitations due to ownership changes that have occurred previously or that could occur in the future. The Company has not completed any studies to determine if any of these events have occurred that would result in such limitations. Accordingly, further limitations could arise upon the completion of such studies.

The Company accounts for uncertain tax positions using a more likely than not threshold for recognizing and resolving uncertain tax positions. The Company evaluates uncertain tax positions on an annual basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The Company elected an accounting policy to record interest and penalties related to income taxes as a component of income tax expense. For the years ended September 25, 2021 and September 26, 2020, the Company did not recognize any liabilities related to uncertain tax positions.

9. Employee Benefit Plans

Symbotic sponsors a defined-contribution benefit plan under the provisions of Section 401(k) of the Internal Revenue Code. This plan covers substantially all of the Company’s employees meeting eligibility criteria and contributions to the plan are determined by the plan provisions or at the discretion of the Board of Managers.

Symbotic contributions to the plan were $1.9 million, $1.6 million, and $1.4 million for the years ended September 25, 2021, September 26, 2020, and September 28, 2019, respectively.

Symbotic Canada sponsors a Registered Retirement Savings Plan that qualifies as a defined-contribution benefit plan, which covers a portion of Symbotic Canada’s management. Symbotic Canada contributions to the plan were $0.2 million, $0.3 million, and $0.2 million for the years ended September 25, 2021, September 26, 2020, and September 28, 2019, respectively.

10. Fair Value Measures

The fair value measurement accounting standards establish a framework for measuring fair value and expand disclosures about fair value measurements. The standard does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This pronouncement also establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market

Level 2—inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability

Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability

The following table presents the Company’s financial assets measured and recorded at fair value on a recurring basis using the above input categories as of September 25, 2021 and September 26, 2020 (in thousands):

	Year Ended
	September 25, 2021				September 26, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$152,204	$—	$—	$152,204	$51,874	$—	$—	$51,874

Total assets	$152,204	$—	$—	$152,204	$51,874	$—	$—	$51,874

The Company had no liabilities measured and recorded at fair value on a recurring basis as of September 25, 2021 and September 26, 2020.

11. Related Party Transactions

Insurance Coverage

The Company is covered under the C&S Wholesale Grocers, Inc. (“C&S”) workers’ compensation, general liability, auto liability risk, and technology errors and omissions insurance which C&S manages through the utilization of high deductible insurance policies. C&S is an affiliate of the Company as both entities are controlled by the same individual. The Company paid $1.8 million, $1.6 million, and $1.5 million to C&S related to this insurance coverage during the years ended September 25, 2021, September 26, 2020, and September 28, 2019, respectively. The amounts were expensed to operations as incurred.

Credit Agreement

On September 28, 2018, C&S entered into a credit agreement (the “2018 Credit Agreement”) with Bank of America, N.A., which replaced and superseded a previous credit agreement. The 2018 Credit Agreement consists of a $1.5 billion revolving credit facility, including a $300.0 million letter of credit sub-limit and a $150 million swingline loan limit. The 2018 Credit Agreement includes an accordion feature which gives C&S the ability to increase the commitments under the 2018 Credit Agreement by up to $750 million, subject to certain conditions. The Company is not primarily responsible for the obligations under the 2018 Credit Agreement and only has joint and several liability as guarantor after a default of C&S and certain of its affiliates. On June 27, 2020, an amendment was executed which released the Company from being a named guarantor for the 2018 Credit Agreement, leaving only C&S and certain affiliates as the remaining guarantors. As a result, the Company had no liabilities associated with the 2018 Credit Agreement reported on its consolidated balance sheets.

Senior Secured Notes

On July 10, 2014, an entity affiliated with C&S issued $400.0 million in 5.375% Senior Secured Notes with a maturity date of July 15, 2022 (the “2022 Notes”). The Company is not primarily responsible for the obligations under the 2022 Notes and only has joint and several liability as guarantor after a default of the C&S and certain of its affiliates. As a result, the Company has no liabilities associated with the 2022 Notes reported on its consolidated balance sheets. On March 23, 2020, the 2022 Notes were redeemed in advance of their maturity date.

Customer Contract

The Company has a customer contract with C&S relating to the operations of a warehouse automation system. Revenue of $2.9 million, $2.4 million, and $2.9 million and cost of revenue of $2.2 million, $2.1 million, $2.7 million was recognized for the years ended September 25, 2021, September 26, 2020, and September 28, 2019, respectively, relating to this customer contract. There were no accounts receivable due from C&S at September 25, 2021 and September 26, 2020. There was $0.5 million of deferred revenue relating to contracts with C&S at September 25, 2021 and no deferred revenue relating to contract with C&S at September 26, 2020.

12. Commitments and Contingencies

Purchase Obligations

The Company has contractual obligations to purchase goods or services, which specify significant terms, including fixed or minimum quantities to be purchased and fixed minimum, or variable price provisions. The majority of the purchase commitments covered by these arrangements are for periods of less than one year and aggregate to approximately $202.1 million as of September 25, 2021.

Lease Commitments

The Company leases certain of its facilities under operating leases expiring in various years through 2025. Refer to Note 4 for a schedule of future lease payments under noncancelable leases as of September 25, 2021.

Warranty

The Company provides a limited warranty on its warehouse automation system and has established a reserve for warranty obligations based on estimated warranty costs. The reserve is included as part of accrued expenses and other long-term liabilities in the accompanying consolidated balance sheets.

Activity related to the warranty accrual was as follows (in thousands):

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
Balance at beginning of period	$—	$450	$—
Provision	4,652	—	1,750
Warranty usage	(917)	(450)	(1,300)

Balance at end of period	$3,735	$—	$450

Contingencies

Liabilities for any loss contingencies arising from claims, assessments, litigation, fines, penalties, and other matters are recorded when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated. As of September 25, 2021, the Company had made appropriate provisions related to such matters and does not believe that such matters will have a material adverse effect on the Company’s consolidated operations, financial position, or liquidity.

Indemnifications

In the ordinary course of business, the Company enters into various contracts under which it may agree to indemnify other parties for losses incurred from certain events as defined in the relevant contract, such as litigation, regulatory penalties, or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. As a result, the Company believes the estimated fair value of these obligations is not material. Accordingly, the Company has no liabilities recorded for these obligations as of September 25, 2021 and September 26, 2020.

13. Membership Interests

The Company has authorized five classes of membership interests, consisting of a class of common units of the Company known as the Class A Common Units (the “Class A Units”), a class of preferred units of the Company known as the Class B Preferred Units (the “Class B Units”), a class of preferred units of the Company known as the Class B-1 Preferred Units (the “Class B-1 Units”), a class of preferred units of the Company known as the Class B-2 Preferred Units (the “Class B-2 Units”, and together with the Class B Units and the Class B-1 Units, the “Preferred Units”) and an additional class of common units of the Company to be granted to employees, officers, and directors pursuant to an incentive plan, known as the Class C Common Units (the “Class C Units” and, together with the Class A Units, the “Common Units,” and the Common Units together with the Preferred Units, the “Units”).

The Company is authorized to issue up to 6,426,208 Units in the aggregate, of which 5,997,632 are designated as Class A Units, one Unit is designated as a Class B Unit, two Units are designated as Class B-1 Units, two Units are designated as Class B-2 Units and 428,571 Units are designated as Class C Units.

As of September 25, 2021, there were 5,997,632 Class A Units, one Class B Unit, one Class B-1 Unit and 428,571 Class C Units outstanding.

During the period ended September 25, 2021, the Company received no member contribution from the holder of the Class B-1 Unit. During the period ended September 26, 2020, the Company received $100.0 million in member contributions from the holder of the Class B-1 Unit. These contributions are reflected as in increase in the carrying value of the Class B-1 Unit. The Company recorded a cumulative preferred return with respect to the holder of the Class B-1 Unit of $11.1 million and $8.7 million for the years ended September 25, 2021 and

September 26, 2020, respectively. The Company recorded a cumulative preferred return with respect to the holder of the Class B Unit of $21.9 million and $20.8 million for the years ended September 25, 2021 and September 26, 2020, respectively.

Voting Rights

Each holder of Class A Units and Class C Units shall have the right to one vote per the Class A Unit or Class C Unit, respectively. Except as required by law, the Preferred Units do not have any voting rights.

Preferred Return

The holder of the Preferred Units shall be entitled to receive, in preference to the holders of the Class A Units and the Class C Units, a cumulative preferred return at a rate per annum of 5%, compounded annually, on the unreturned preferred capital of the holder’s Preferred Units (the “Preferred Return”). The Class A Units and Class C Units have no stated returns or dividends.

Liquidation Rights

In the event of liquidation, dissolution, or winding up of the Company, the five classes of membership interests rank in the following order of priority: the Class B-2 Units are the most senior, followed by Class B-1 Unit, then the Class B Unit, and then both the Class A Units and Class C Units treated as a single class. The holders of the Preferred Units are entitled to a liquidation preference equal to the sum of the Unreturned Preferred Capital (defined as the initial investment and subsequent contributions, less distributions, if any) and the applicable unpaid Preferred Return (collectively, the “Liquidation Preference”) in the order described in the preceding sentence, prior to any distribution to holders of the Class A Units and Class C Units. Upon the payment in full of the Liquidation Preference, any remaining assets available for distribution shall be distributed ratably to the holders of the Class A Units and Class C Units, however, for the Class C Units only to the extent that the value exceeds the applicable Hurdle Value (see Note 15). Any remaining value that does not exceed the Hurdle Value for any particular Class C Unit shall be distributed to the holders of Class A Units (and any other Class C Units entitled to share in the distribution) based on their respective pro rata holdings of all such Class A (and Class C) Units. The Company classifies its redeemable Preferred Units (Class B, B-1, and B-2 Units) as mezzanine equity, or outside of members’ deficit, because the units contain liquidation features that are not solely within the Company’s control.

As of September 25, 2021, the aggregate Liquidation Preference for the Class B and B-1 Units was $691.3 million.

Redemption Rights

Upon written notice by the holders of a majority of a class of Preferred Units, the Company shall redeem all of the outstanding Preferred Units of such class. The redemption price payable to each holder of the class of Preferred Units shall equal the Liquidation Preference of the Preferred Units being redeemed. The Class C Units are subject to a put feature that allow holders to redeem vested Class C Units, subject to certain terms and conditions (see Note 15). The Class A Units do not have any redemption rights. Accordingly, the Preferred Units and the Class C Units are classified outside of permanent members’ deficit because they are redeemable by the holders.

14. Net Loss per Unit

Loss per unit attributable to Class A Units and Class C Units is calculated as the sum of net loss plus the undeclared cumulative return on Preferred Units divided by the average number of Class A Units and Class C Units outstanding for the period. Changes in the redemption value of the Class C Units are not included in the calculation of net loss attributable to Class A Units and Class C Units because the Class C Units are redeemable at intrinsic value. Therefore, the redemption does not represent an economic benefit to the holders of Class C Units that is different from what is received by other unit holders. Since the Company incurred net losses for each of the periods presented, diluted net loss per unit is the same as basic net loss per unit. The Company’s outstanding Warrant Units were excluded in the calculation of diluted net loss per unit as the effect would be anti-dilutive. There were no potentially dilutive securities for the years ended September 25, 2021 or September 26, 2020 and therefore, the basic and diluted loss per unit have been presented together.

The following table sets forth the computation of basic and diluted loss per unit attributable to Class A Units and Class C Units (in thousands, except unit and per unit information):

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
Basic and diluted loss attributable to Class A and Class C Units:
Net loss	$(122,314)	$(109,521)	$(104,361)
Returns on redeemable Preferred Units	(32,919)	(29,565)	(25,181)

Loss attributable to Class A Units and Class C Units	$(155,233)	$(139,086)	$(129,542)

Weighted average units used in computing loss per unit attributable to Class A Units and Class C Units, basic and diluted	6,426,203	6,426,203	6,426,203

Loss per unit attributable to Class A Units and Class C Units, basic and diluted	$(24.16)	$(21.64)	$(20.16)

15. Unit-based Compensation

Class C Units

The Company periodically grants Class C Units to employees, officers, and directors which vest over a period of up to five years, as determined by the Board of Managers. Each issuance of Class C Units entitles its holder to share in the appreciation in the fair market value (“FMV”) of the Company from the date of issuance, subject to any preferences or priorities payable to the Preferred Units. The Board shall establish a “Hurdle Value”, which shall not be less than the FMV on the date of such issuance of such Class C Unit and such units shall share only in appreciation of the FMV in excess of the Hurdle Value. Any distributions made with respect to Class C Units that have not yet become vested are held in a separate account for the benefit of the holder of the unvested units until such time as the units vest.

The following is a summary of Class C Units outstanding and vested:

Class C Units
Balance at September 29, 2018	428,571
Granted	64,987
Redeemed	—
Forfeited	(64,987)

Balance at September 28, 2019	428,571
Granted	42,587
Redeemed	—
Forfeited	(42,587)

Balance at September 26, 2020	428,571
Granted	51,543
Redeemed	—
Forfeited	(51,543)

Balance at September 25, 2021	428,571

Vested at September 25, 2021	340,282

The Company recognized $0.1 million as compensation expense associated with the Class C Units for both of the years ended September 25, 2021 and September 26, 2020, and less than $0.1 million as compensation expense associated with the Class C Units for the year ended September 28, 2019. As of September 25, 2021, unrecognized compensation expense related to the unvested portion of Class C Units was $0.4 million, which is expected to be recognized over a weighted average period of 4.5 years.

The Class C Units are subject to a put feature that allow holders to redeem vested Class C Units. The put feature requires the holder to hold the units for at least six months from the date the Class C Units vest to the earliest date the put feature can be exercised. Accordingly, since the holder is exposed to the economic risks and rewards of unit ownership, the Class C Units are treated as equity classified awards. However, because redemption of the Class C Units is outside of the control of the Company: (i) the Class C Units are classified outside of permanent members’ deficit, and (ii) the carrying value of Class C Units is adjusted to redemption value at each reporting period through a charge to members’ deficit (until such time as the Class C Units are redeemed or forfeited).

Valuation of Class C Units

The fair value of Class C Units was determined by the Company’s Board of Managers based on enterprise valuations performed by management with the assistance of a third-party valuation firm. The Company’s total equity value was determined using the income approach. Under this approach, total equity value is estimated based on the present value of the Company’s future estimated cash flows. These future cash flows, including cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the Company achieving these estimated cash flows. The resulting equity value was then allocated to outstanding equity instruments using an option pricing model.

The fair value of each Class C Unit grant was estimated on the date of the award using a Black-Scholes option pricing model with the following assumptions:

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
Dividend yield	0%	0%	0%
Volatility(a)	40.0%	50.0%	40.0%
Risk-free interest rate(b)	0.29%	0.12%	1.58%
Expected term (years)(c)	2.00	1.25	3.00

(a)

The expected volatility is estimated based on the historical volatility of a select peer group of similar publicly traded companies for a term that is consistent with the expected term of the Class C Units.

(b)	The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected term of the Class C Units.
(c)	The expected term is based on estimated liquidity event timing.

For the Class C Units granted during the three months ended September 25, 2021, the fair value per unit was estimated to be $407.19, for the three months ended June 26, 2021, $160.03, for the six months ended March 27, 2021 and for the year ended September 26, 2020, $5.56, and for the year ended September 28, 2019, $0.12.

Value Appreciation Units

The Company historically granted value appreciation units (“VAP Units”) to employees, officers, and directors that vested over a period of up to five years, as determined by the Board of Managers. No VAP Units were granted during the years ended September 25, 2021, September 26, 2020, and September 28, 2019. To the extent vested and exercisable, each VAP Unit may be exercised for a cash payment equal to the appreciation in the FMV of 1/100th of a Class C Unit. The following exercisability triggers must be met before any vested award may be exercised, with the achievement of each trigger allowing one third of the vested award to be exercised: (i) the end of the first fiscal year in which the Company meets or exceeds annual revenue (on a cash accounting basis) of $100 million, (ii) the end of the first fiscal year in which the Company becomes cash flow positive, and (iii) the end of the first fiscal year in which the Company generates positive earnings before interest, taxes, depreciation, and amortization (“EBITDA”).

The following is a summary of VAP Units outstanding and vested:

VAP Units
Balance at September 29, 2018	7,574,464
Granted	—
Exercised	—
Forfeited	(2,521,282)

Balance at September 28, 2019	5,053,182
Granted	—
Exercised	—
Forfeited	(663,925)

Balance at September 26, 2020	4,389,257
Granted	—
Exercised	—
Forfeited	(349,637)

Balance at September 25, 2021	4,039,620

Vested at September 25, 2021	3,672,430
Vested and exercisable at September 25, 2021	2,448,287

Because the VAP Units are settleable in cash, they are treated as liability classified awards. Accordingly, the carrying value of the liability is adjusted to fair value at each reporting period through a charge to earnings (until such time as the VAP Units are settled or forfeited). Further, the exercisability triggers noted above represent performance conditions that impact the vesting of the awards. Accordingly, compensation expense is not recognized until such time as the performance conditions are considered probable of achievement. During the year ended September 28, 2019, the performance conditions relating to annual revenue and cash flows were considered probable of achievement. The performance condition relating to EBITDA is not considered probable of achievement at September 25, 2021.

The Company recognized $11.6 million, $0.1 million, and $0.0 million as compensation expense associated with the VAP Units for the years ended September 25, 2021, September 26, 2020, and September 28, 2019, respectively. As of September 25, 2021, unrecognized compensation expense related to the unvested portion of VAP Units was $1.2 million, which is expected to be recognized over a weighted average period of 2.0 years.

Warrant Units

On April 30, 2021, in connection with its entry into a Subscription Agreement with Walmart, the Company issued Walmart warrants to acquire up to an aggregate of 714,022 shares of the Company’s Class A Units (the “Warrants”), subject to certain vesting conditions. Warrants equivalent to 6.5% of the Company’s outstanding and issuable Common Units, or 446,741 units, vested upon the signing of the Subscription Agreement, and had a grant date fair value of $60.44 per unit. Warrants equivalent to up to 3.5% of the Company’s outstanding and issuable Common Units, or 267,281 units, may vest in connection with conditions defined by the terms of the Warrant, as Walmart makes additional expenditures to the Company in connection with the Subscription Agreement, and had a grant date fair value of $60.44 per unit. Upon vesting, units may be acquired at an exercise price of $389.03. The warrant units contain customary anti-dilution, down-round, and change-in-control provisions. The right to purchase units in connection with the Warrant expires on April 30, 2031.

Non-cash share-based payment expense associated with the warrant units is recognized as vesting conditions are achieved, based on the grant date fair value of the warrants. The fair value of the warrant units was determined as of the grant date in accordance with ASC 718 using the Black-Scholes pricing model. The Black-Scholes pricing model is based, in part, upon assumptions for which management is required to use judgment. The assumptions made for purposes of estimating fair value under the Black-Scholes pricing model for the Warrants were as follows:

Selected Assumption
Dividend yield	0%
Volatility(a)	43.0%
Risk-free interest rate(b)	1.65%
Expected term (years)(c)	10.00

(a)

The expected volatility is estimated based on the historical volatility of a select peer group of similar publicly traded companies for a term that is consistent with the expected term of the Warrants.

(b)	The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected term of the Warrants.
(c)	The expected term is based on estimated liquidity event timing.

The following table summarizes stock warrant activity for the year ended September 25, 2021:

Warrant Units
Outstanding and nonvested at September 26, 2020	—
Granted	714,022
Vested	(446,741)

Outstanding and nonvested at September 25, 2021	267,281

The amount of provision for warrants recorded as a reduction of the transaction price for the Warrants during the twelve months ended September 25, 2021 was $27.0 million. As of September 25, 2021, total unrecognized cost related to non-vested warrants was $16.2 million, which may be expensed as vesting conditions are satisfied over the remaining term of the agreement, or 9.6 years. Warrants representing 446,741 shares are vested and exercisable.

16. Segment and Geographic Information

As more fully described in the Company’s Summary of Significant Accounting Policies, the Company operates in one operating segment. Revenue and property and equipment, net by geographic region, based on physical location of the operations recording the sale or the assets are as follows:

Revenue by geographical region (in thousands):

	Year Ended
	September 25, 2021	September 26, 2020	September 28, 2019
United States	$248,209	$54,349	$95,726
Canada	3,704	37,737	4,397

Total revenue	$251,913	$92,086	$100,123

Percentage of revenue generated outside of the United States	1%	41%	4%

Total property and equipment, net by geographical region (in thousands):

	Year Ended
	September 25, 2021	September 26, 2020
United States	$17,355	$7,978
Canada	1,262	1,208

Total property and equipment, net	$18,617	$9,186

Percentage of property and equipment, net held outside of the United States	7%	13%

17. Subsequent Events

Management has evaluated subsequent events through February 4, 2022, the date on which the audited consolidated financial statements were available to be issued.

On December 12, 2021, SVF Investment Corp. 3 (“SVF”), the Company, Symbotic Holdings LLC (which is a wholly owned subsidiary of the Company), and Saturn Acquisition (DE) Corp (which is a wholly owned subsidiary of SVF), entered into an Agreement and Plan of Merger (the “Merger Agreement”) that outlines the terms and conditions of a strategic transaction and merger (the “Transaction”). SVF is a blank check company incorporated for the purpose of effecting a business combination with one or more businesses or entities. Once the Transaction is executed, Saturn Acquisition (DE) Corp will merge with and into the Company, with the Company as the surviving company in the Transaction. SVF is required to file a Form S-4/proxy statement for the stockholders of SVF to vote on the proposed Transaction. At the closing of the Transaction, which is expected to occur in the second fiscal quarter of 2022, SVF would cease to be a shell company and a new combined company listed on the NASDAQ exchange will be created under the name Symbotic Inc.

In December 2021, Walmart elected to gross exercise the 446,741 vested warrant units as described in Note 15 for approximately $173.8 million. As a result of this gross exercise, 446,741 shares of Class A Common Units were issued to Walmart, which represents a 6.5% ownership in the Company’s outstanding and issuable Common Units.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

WAREHOUSE TECHNOLOGIES LLC,

SVF INVESTMENT CORP. 3,

SYMBOTIC HOLDINGS LLC

and

SATURN ACQUISITION (DE) CORP.

Dated as of December 12, 2021

ARTICLE IV

Representations and Warranties of SVF and Merger Sub

4.1	Organization, Good Standing and Qualification	A-24
4.2	Capital Structure	A-24
4.3	Corporate Authority; Approval	A-25
4.4	Governmental Filings; No Violations; Certain Contracts	A-26
4.5	SVF Reports; Internal Controls	A-26
4.6	Absence of Certain Changes	A-27
4.7	Business Activities; Liabilities	A-27
4.8	Litigation and Proceedings	A-28
4.9	Compliance with Laws	A-28
4.10	Investment Company Act; JOBS Act	A-28
4.11	SVF Trust Account	A-28
4.12	Private Placements; Forward Purchase	A-29
4.13	Valid Issuance	A-29
4.14	Takeover Statutes and Charter Provisions	A-29
4.15	NASDAQ Stock Market Quotation	A-30
4.16	Brokers and Finders	A-30
4.17	Taxes	A-30
4.18	No Outside Reliance	A-31
4.19	No Other Representations or Warranties	A-31

ARTICLE V

Covenants of the Company

5.1	Interim Operations	A-32
5.2	Inspection	A-34
5.3	No Claim Against the SVF Trust Account	A-34
5.4	Acquisition Proposals; Alternative Transactions	A-35
5.5	Company Equityholder Consent; Information Statement and Notices	A-35
5.6	Prospectus/Proxy Filing; Information Supplied; Filings	A-36

ARTICLE VI

Covenants of SVF

6.1	Conduct of SVF	A-37
6.2	SVF Trust Account Matters	A-38
6.3	Indemnification; Directors’ and Officers’ Insurance	A-39
6.4	Approval of Shareholder of Merger Sub	A-40
6.5	Inspections	A-40
6.6	SVF NASDAQ Listing	A-41
6.7	SVF Public Filings	A-41
6.8	Private Placements; Forward Purchase	A-41
6.9	Director and Officer Appointments	A-41
6.10	Exclusivity	A-41
6.11	Stockholder Litigation	A-42

ARTICLE VII

Joint Covenants

7.1	Preparation of Registration Statement	A-42
7.2	SVF Special Meeting	A-43
7.3	Cooperation; Efforts to Consummate	A-44

A-ii

7.4	Status; Notifications	A-45
7.5	SEC Matters	A-45
7.6	Publicity	A-45
7.7	Section 16 Matters	A-46
7.8	Tax Matters	A-46
7.9	SVF Incentive Plan and SVF Employee Stock Purchase Plan	A-47

ARTICLE VIII

Conditions

8.1	Conditions to Obligation of Each Party	A-47
8.2	Conditions to Obligation of SVF and Merger Sub	A-48
8.3	Conditions to Obligation of the Company and Symbotic	A-49

ARTICLE IX

Termination

9.1	Termination by Mutual Written Consent	A-49
9.2	Termination by Either SVF or the Company	A-50
9.3	Termination by SVF	A-50
9.4	Termination by the Company	A-50
9.5	Effect of Termination and Abandonment	A-51
9.6	Reimbursement Fee	A-51

ARTICLE X

Miscellaneous and General

10.1	Survival	A-52
10.2	Modification or Amendment; Waiver	A-52
10.3	Counterparts	A-52
10.4	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	A-52
10.5	Specific Performance	A-53
10.6	Notices	A-53
10.7	Entire Agreement	A-54
10.8	Expenses	A-55
10.9	Third-Party Beneficiaries	A-55
10.10	Non-Recourse	A-55
10.11	Severability	A-55
10.12	Successors and Assigns	A-56
10.13	Interpretation and Construction	A-56

EXHIBITS AND SCHEDULES

Exhibit A	Certain Definitions

Exhibit B	Form of Certificate of Incorporation of Surviving Pubco

Exhibit C	Form of Bylaws of Surviving Pubco

Exhibit D	Form of Second Amended and Restated LLC Agreement of the Surviving Company

Exhibit E	Form of Tax Receivable Agreement

Exhibit F	Form of Registration Rights Agreement

Exhibit G	Form of SVF Incentive Plan

Exhibit H	Form of SVF Employee Stock Purchase Plan

Exhibit I	Form of Company Written Consent

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 12, 2021, is entered into by and among Warehouse Technologies LLC, a New Hampshire limited liability company (the “Company”), SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (“SVF”), Symbotic Holdings LLC, a Delaware limited liability company (“Symbotic”) and Saturn Acquisition (DE) Corp., a Delaware corporation and a Wholly Owned Subsidiary of SVF (“Merger Sub” and, together with the Company, SVF and Symbotic, the “Parties”). Except as otherwise indicated herein or if context otherwise requires, capitalized terms used but not defined herein shall have the meanings set forth in Exhibit A.

RECITALS

WHEREAS, SVF is a special purpose acquisition company formed to acquire one or more operating businesses through a Business Combination;

WHEREAS, Merger Sub is a Wholly Owned Subsidiary of SVF and was formed for the sole purpose of the Transactions and matters incidental thereto;

WHEREAS, Symbotic is a newly formed Delaware limited liability company and a Wholly Owned Subsidiary of the Company;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company has entered into that certain Agreement and Plan of Merger (the “Company Merger Agreement”), dated as of the date hereof, by and between the Company and Symbotic, pursuant to which (a) the Company shall merge with and into Symbotic, with Symbotic continuing as the surviving company in such merger (the “Company Reorganization”), pursuant to Section 18-209 of the Delaware Limited Liability Company Act (the “DLLCA”) and Section 304-C:155 of the New Hampshire Revised Limited Liability Company Act (the “NHLLCA”), and (b) the limited liability company agreement of Symbotic shall be amended and restated to provide, among other things, that, as more particularly set forth in such amended and restated limited liability company agreement, the Merger and each of the remaining Transactions to which Symbotic is a party or which Symbotic or its managers or members otherwise are required to approve pursuant to applicable Law shall be automatically approved without further action of Symbotic, its managers, its members or any other Person;

WHEREAS, subject to the terms and conditions herein and the Company Merger Agreement, in the Company Reorganization, which shall be completed prior to the Effective Time, all the outstanding Company Class A Units, Company Class B Preferred Units, Company Class B-1 Preferred Units, Company Class B-2 Preferred Units and Company Class C Units shall be converted into the right to receive common units of Symbotic (“Symbotic Common Units”);

WHEREAS, subject to the terms and conditions herein, including, for the avoidance of doubt, obtaining the SVF Shareholder Approval, on the Closing Date, but prior to the Effective Time, SVF shall transfer by way of continuation from the Cayman Islands to Delaware in accordance with the Cayman Islands Companies Act (the “Cayman Companies Act”) and domesticate as a Delaware corporation (sometimes hereinafter referred to as the “Surviving Pubco”) in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) (such domestication, the “Domestication”);

WHEREAS, subject to the terms and conditions herein, including, for the avoidance of doubt, obtaining the SVF Shareholder Approval, concurrently with the Domestication, SVF shall file a certificate of incorporation (the “Surviving Pubco Certificate of Incorporation”) with the Secretary of State of the State of Delaware substantially in the form set forth in Exhibit B and adopt the Surviving Pubco Bylaws, which provide, among other things, that Surviving Pubco shall have four classes of common stock: (a) Surviving Pubco Class A Common Stock; (b) Surviving Pubco Class B Common Stock, which shall automatically convert into Surviving Pubco Class A Common Stock at the Effective Time; (c) Surviving Pubco Class V-3 Common Stock; and (d) Surviving Pubco Class V-1 Common Stock;

WHEREAS, subject to the terms and conditions herein, on the Closing Date and at the Effective Time, which for the avoidance of doubt shall take place following the Domestication and the Company Reorganization, Merger Sub shall merge with and into Symbotic (the “Merger”), with Symbotic surviving as the Surviving Company pursuant to the provisions of the DLLCA and the DGCL;

WHEREAS, at the Effective Time, the limited liability company agreement of the Surviving Company shall automatically be amended and restated substantially in the form set forth in Exhibit D to, among other things, make the Surviving Pubco the managing member thereof;

WHEREAS, the board of directors of SVF has (a) approved and declared advisable the Transactions subject to the terms and conditions of the Transaction Documents and in accordance with the Cayman Companies Act, (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, SVF, and (c) resolved to recommend that the SVF Shareholders approve the Merger and adopt this Agreement (which constitutes the “Business Combination” as defined in the SVF Organizational Documents) and each of the other matters submitted to the SVF Shareholders for their approval (including the Domestication and the Surviving Pubco Certificate of Incorporation), in each case, in accordance with the SVF Organizational Documents;

WHEREAS, the board of managers of the Company has (a) approved and declared advisable the Transactions subject to the terms and conditions of the Transaction Documents to which the Company is a party, and in accordance with the NHLLCA, (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and (c) resolved to recommend the Company Equityholders approve the Transactions and adopt this Agreement;

WHEREAS, subject to the terms and conditions herein, unitholders holding at least a majority of each of the outstanding Company Class A Units, Company Class B Preferred Units, Company Class B-1 Preferred Units, Company Class B-2 Preferred Units and Company Class C Units of the Company shall execute and deliver to the Company, promptly following the Registration Statement becoming effective, a written consent substantially in the form set forth in Exhibit I (the “Company Written Consent”), pursuant to Sections 304-C:60 and 304-C:156 of the NHLLCA, adopting and approving the Company Merger Agreement, this Agreement, and the transactions contemplated hereby and thereby, including the Company Reorganization and the Merger (a copy of which the Company shall promptly, but in any event, within 48 hours after the Registration Statement becomes effective, deliver to SVF);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, SVF and the Company have entered into an Equityholders Support Agreement with the Requisite Equityholders, dated as of the date hereof (the “Equityholders Support Agreement”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SVF and each of the parties subscribing for Surviving Pubco Class A Common Stock thereunder (collectively, the “Subscribers”) have executed and delivered certain subscription agreements, dated as of the date hereof (collectively, the “Subscription Agreements”), pursuant to which the Subscribers have agreed to purchase an aggregate of 20,500,000 shares of Surviving Pubco Class A Common Stock at a price per share equal to $10.00 on the terms and subject to the conditions set forth therein (the “Private Placements”), such Private Placements to be consummated immediately prior to the consummation of the Merger;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor and the directors and certain officers of SVF have executed and delivered (a) that certain Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), with the Company, and (b) that certain letter agreement, dated as of the date hereof (the “Sponsor Letter”), with the Company and SVF;

WHEREAS, pursuant to the SVF Organizational Documents, SVF shall provide an opportunity to its shareholders to have their SVF Class A Ordinary Shares redeemed for the consideration, and on the terms and subject to the terms and conditions, set forth in this Agreement, the SVF Organizational Documents, the SVF Trust Agreement, and the Registration Statement in conjunction with, inter alia, obtaining approval from the SVF Shareholders for the Transactions (the “Redemption Offer”);

WHEREAS, prior to the consummation of the Transactions, SVF shall, subject to obtaining the SVF Shareholder Approval, adopt an omnibus equity incentive plan (the “SVF Incentive Plan”) and an employee stock purchase plan (the “SVF Employee Stock Purchase Plan”) as provided herein;

WHEREAS, prior to the consummation of the Transactions, (i) all or a portion of the Company Warrants will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms (the “Warrant Settlement”); (ii) a portion of the Company Warrants may be automatically converted in accordance with their terms into restricted units of the Company, convertible into Company Class A Units on the terms and subject to the conditions set forth in the applicable Company Warrant (“Restricted Units”); and/or (iii) a portion of the Company Warrants may be assumed by the Surviving Company in accordance with their terms;

WHEREAS, in connection with the consummation of the Transactions, SVF and the holders of Symbotic Common Units shall execute and deliver a tax receivable agreement, substantially in the form set forth in Exhibit E (the “Tax Receivable Agreement”);

WHEREAS, in connection with the consummation of the Transactions, SVF, the Company, certain SVF Shareholders and certain Symbotic Equityholders who will receive Surviving Pubco Class V Common Stock pursuant to Article II shall execute and deliver that certain Registration Rights Agreement (the “Registration Rights Agreement”), substantially in the form set forth in Exhibit F; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, SVF, Symbotic and certain Symbotic Equityholders have entered into a Unit Purchase Agreement (the “Purchase Agreement”), pursuant to which the Surviving Pubco shall redeem or repurchase all or a portion of the Symbotic Common Units and corresponding shares of Surviving Pubco Class V-3 Common Stock held by such Symbotic Equityholders equal to the Repurchase Amount for cash in a transaction that is intended to be treated for U.S. federal income Tax purposes as a taxable sale by such Symbotic Equityholders of their Symbotic Common Units to the Surviving Pubco.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

PRE-CLOSING TRANSACTIONS; THE MERGER

1.1 SVF Domestication.

(a) Subject to receipt of the SVF Shareholder Approval, on the Closing Date and prior to the Effective Time, SVF shall cause the Domestication to occur pursuant to applicable Law, including, for the avoidance of doubt, Section 388 of the DGCL and the Cayman Companies Act, by (i) filing with the Secretary of State of the State of Delaware a certificate of corporate domestication with respect to the Domestication, together with the Surviving Pubco Certificate of Incorporation, (ii) making and procuring all filings required to be made with the Cayman Islands Registrar of Companies (the “Registrar”) in connection with the Domestication, (iii) obtaining a certification of de-registration from the Registrar and (iv) taking any other actions necessary in connection therewith. The Domestication shall become effective at the effectiveness of the filing of such certificate of corporate domestication and Surviving Pubco Certificate of Incorporation with the Secretary of State of the State of Delaware or at such later time as may be agreed by SVF and the Company in writing and specified in both such certificates (the “Domestication Effective Time”).

(b) At the Domestication Effective Time, by virtue of the Domestication and without any action on the part of SVF or any SVF Shareholder, each SVF Class A Ordinary Share that is issued and outstanding immediately prior to the Domestication shall be converted into one share of Class A common stock, par value $0.0001 per share, of the Surviving Pubco (collectively, the “Surviving Pubco Class A Common Stock”), and each SVF Class B Ordinary Share that is issued and outstanding immediately prior to the Domestication shall be converted into one share of Class B common stock, par value $0.0001 per share, of the Surviving Pubco (collectively, the “Surviving Pubco Class B Common Stock”).

(c) SVF shall take all actions necessary so that, promptly following the Domestication Effective Time and prior to the Effective Time, the bylaws of the Surviving Pubco shall be substantially in the form set forth in Exhibit C (the “Surviving Pubco Bylaws”).

1.2 Company Reorganization.

(a) Subject to the terms and conditions set forth in the Company Merger Agreement and herein, prior to the Effective Time, the Company and Symbotic shall cause the Company Reorganization to occur, pursuant to Section 18-209 of the DLLCA and Section 304-C:155 of the NHLLCA, including by filing with the Secretary of State of the State of Delaware and with the Secretary of State of the State of New Hampshire certificates of merger with respect to the Company Reorganization (the “Reorganization Certificates of Merger”). The Company Reorganization shall become effective at the time when the Reorganization Certificates of Merger have been duly filed with the Secretary of State of the State of Delaware and with the Secretary of State of the State of New Hampshire or at such later time as may be agreed by SVF, Symbotic and the Company in writing and specified in the Reorganization Certificates of Merger (the “Reorganization Effective Time”).

(b) At the Reorganization Effective Time, subject to the terms conditions set forth in the Company Merger Agreement and herein, each outstanding Company Class A Unit, Company Class B Preferred Unit, Company Class B-1 Preferred Unit, Company Class B-2 Preferred Unit and Company Class C Unit shall be converted into the right to receive Symbotic Common Units.

1.3 The Merger. Subject to the terms and conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub shall be merged with and into Symbotic in accordance with Section 18-209 of the DLLCA and Section 264(c) of the DGCL, and the separate corporate existence of Merger Sub shall thereupon cease, (b) Symbotic shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate existence of Symbotic with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DLLCA and the DGCL, and (c) the Merger shall have such other effects as provided in the DLLCA and the DGCL.

1.4 Closing.

(a) The closing of the Merger (the “Closing”) shall take place remotely, via electronic exchange of documents, at 8:00 a.m. (New York time), or, if or to the extent such an exchange is not practicable, at a Closing to be held at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004, on the third Business Day following the day on which the last to be satisfied or, to the extent permitted by applicable Law, waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) shall be satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement, or at such other date, time or place as the Symbotic and SVF may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

1.5 Effective Time. As soon as practicable following, and on the date of, the Closing, Symbotic and the Surviving Pubco shall cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 18-209 of the DLLCA and Section 264(c) of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by Symbotic and the Surviving Pubco in writing and specified in the Certificate of Merger (such date and time, the “Effective Time”).

1.6 LLC Agreement of the Surviving Company. At the Effective Time, the limited liability company agreement of Symbotic, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Exhibit D, and, as so amended and restated, shall be the limited liability company agreement of the Surviving Company, until thereafter duly amended, restated or amended and restated as provided therein and/or by applicable Law (the “Surviving Company LLC Agreement”), in each case consistent with the obligations set forth in Section 6.3.

1.7 Managers and Officers of the Surviving Company. The Surviving Company LLC Agreement shall provide that, and the Parties shall take all necessary actions such that, effective as of the Effective Time, the Surviving Pubco shall be the managing and sole member of the Surviving Company (and all members of the board of managers of, and any other “manager” (within the meaning of the DLLCA) of, Symbotic as of any time prior to the Effective Time shall cease to be such and shall cease to have any power or authority to act on behalf of the Surviving Company on account thereof, in each case from and after the Effective Time). The officers of Symbotic immediately prior to the Effective Time shall be the officers of the Surviving Company from and after the Effective Time, each to hold office in accordance with the Surviving Company LLC Agreement until the earlier of his or her death, resignation or removal or he or she otherwise ceases to be an officer or until his or her respective successor is duly appointed and qualified pursuant to the Surviving Company LLC Agreement and/or applicable Law.

ARTICLE II

MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK

2.1 Conversion of Units. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Symbotic Common Unit that is issued and outstanding immediately prior to the Effective Time (including any Symbotic Common Units resulting from the Warrant Settlement, but excluding any Restricted Units) (the “Eligible Units”) shall represent the right to receive, and the holder of such Symbotic Common Unit shall be entitled to receive:

(a) a number of Surviving Company Common Units equal to the Exchange Ratio, subject to rounding pursuant to Section 2.4(c);

(b) if such holder is the Founder, any family member of the Founder set forth on Section 2.1(b) of the Company Disclosure Letter or any Founder Related Entity, a number of shares of Surviving Pubco Class V-3 Common Stock equal to the number of Surviving Company Common Units received by such party pursuant to the foregoing clause (a) of this Section 2.1, in exchange for payment by such holder to Surviving Pubco of adequate consideration (in each case, not to exceed $0.00015 per share of Surviving Pubco Class V-3 Common Stock);

(c) if such holder is not the Founder, any family member of the Founder set forth on Section 2.1(b) of the Company Disclosure Letter or any Founder Related Entity, a number of shares of Surviving Pubco Class V-1 Common Stock equal to the number of Surviving Company Common Units received by such party pursuant to the foregoing clause (a) of this Section 2.1 in exchange for payment by such holder to Surviving Pubco of adequate consideration (in each case, not to exceed a per-share price equal to the par value of the Surviving Pubco Class V-1 Common Stock); and

(d) the contingent right to receive Earnout Interests pursuant to Section 2.7 (clauses (a) through (d) of this Section 2.1, the “Per Unit Merger Consideration”).

2.2 Merger Sub Interests. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, all of the issued shares of common stock of Merger Sub shall be converted into a number of Surviving Company Common Units equal to the number of shares of Surviving Pubco Class A Common Stock outstanding (after giving effect to the Redemption Offer, the Private Placements and the Forward Purchase) at the Effective Time, and the Surviving Pubco shall be admitted as a member of the Surviving Company.

2.3 Other Interests. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, (a) each Restricted Unit shall remain outstanding as a Restricted Unit in the Surviving Company, unaffected by the Merger, and (b) each issued and outstanding Company Warrant (or portion thereof) that is not exercised by its terms pursuant to the Merger shall be assumed by the Surviving Company and shall remain outstanding as a Company Warrant (or portion thereof) in the Surviving Company, unaffected by the Merger.

2.4 Disbursement of Unit Consideration. Promptly following the Effective Time, SVF shall deliver, or cause to be delivered to each holder of Eligible Units (each such holder, an “Eligible Symbotic Equityholder”), the Per Unit Merger Consideration payable to such holder in respect of the Symbotic Common Units held by such holder in accordance with the terms of Section 2.1, as follows:

(a) At or prior to the Effective Time, SVF shall deposit or cause to be deposited with Continental Stock Transfer & Trust Company (the “Exchange Agent”), for the benefit of the Eligible Symbotic Equityholders, (i) evidence of Surviving Company Common Units representing the number of Surviving Company Common Units sufficient to deliver the Aggregate Merger Consideration, and (ii) evidence of shares of Surviving Pubco Class V Common Stock representing the number of shares of Surviving Pubco Class V Common Stock sufficient to deliver the Aggregate Merger Consideration.

(b) Within three Business Days following the mailing of the definitive Proxy Statement to the SVF Shareholders, the Company or the Exchange Agent shall mail or otherwise deliver to each Eligible Symbotic Equityholder (i) a letter of transmittal, which shall be in a customary form reasonably acceptable to SVF and the Company (“Letter of Transmittal”) and specify, among other things, the consideration payable by such Eligible Symbotic Equityholder pursuant to Section 2.1(b) or 2.1(c), as applicable (the “Pubco Share Consideration”), and that delivery shall be effected, and risk of loss and title to the Symbotic Common Units shall pass, only upon delivery of the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and delivery of the Pubco Share Consideration owed by such Symbotic Equityholder as specified therein, (ii) an accredited investor questionnaire and (iii) a counterpart signature to the Surviving Company Limited Liability Company Agreement (“LLCA Counterpart”). No Eligible Symbotic Equityholder shall be entitled to receive any portion of the Aggregate Merger Consideration unless such Eligible Symbotic Equityholder has delivered the Pubco Share Consideration owed by such Symbotic Equityholder, together with a Letter of Transmittal, an accredited investor questionnaire and an LLCA Counterpart (collectively, the “Transmittal Materials”). Each Eligible Symbotic Equityholder that has not delivered the Pubco Share Consideration owed by such Symbotic Equityholder and the Transmittal Materials at or prior to the Effective Time, upon delivery of the Pubco Share Consideration owed by such Symbotic Equityholder and the Transmittal Materials after the Effective Time, shall be entitled to receive from the Exchange Agent such portion of the Aggregate Merger Consideration to which such Eligible Symbotic Equityholder is entitled pursuant to Section 2.1. With respect to any Eligible Symbotic Equityholder that delivers the Pubco Share Consideration owed by such Symbotic Equityholder and the Transmittal Materials at or prior to the Effective Time, SVF shall instruct the Exchange Agent to pay such Eligible Symbotic Equityholder the portion of the Aggregate Merger Consideration to which such Eligible Symbotic Equityholder is entitled pursuant to Section 2.1 promptly following the Effective Time. From and after the Effective Time, all previous holders of Symbotic Common Units or Company Units shall cease to have any rights as holders thereof other than the right to receive the portion of the Aggregate Merger Consideration to which such holder is entitled pursuant to Section 2.1 upon the delivery of the Transmittal

Materials and the Pubco Share Consideration owed by such Symbotic Equityholder. From and after the Effective Time, there shall be no further registration of transfers of Symbotic Common Units on the transfer books of the Surviving Company.

(c) Notwithstanding anything to the contrary contained herein, no fraction of a Surviving Company Common Unit or share of Surviving Pubco Class V Common Stock will be issued by virtue of the Merger or the other Transactions, and each Person who would otherwise be entitled to a fraction of a Surviving Company Common Unit or share of Surviving Pubco Class V Common Stock (after aggregating all fractional Surviving Company Common Units or fractions of shares of Surviving Pubco Class V Common Stock that otherwise would be received by such holder) shall instead have the number of Surviving Company Common Units and shares of Surviving Pubco Class V Common Stock issued to such Person, rounded up or down in the aggregate to the nearest whole Surviving Company Common Unit and share of Surviving Pubco Class V Common Stock, as applicable (with 0.5 of a unit or share, or greater, rounded up). No cash settlements shall be made with respect to fractional shares or units eliminated by rounding.

(d) No interest will be paid or accrued on any amount payable for Surviving Company Common Units or shares of Surviving Pubco Class V Common Stock pursuant to this Article II.

2.5 Payment of Expenses; Cash Contribution.

(a) No sooner than five Business Days and no later than two Business Days prior to the anticipated Closing Date, the Company shall provide to SVF a written report setting forth a list of all outstanding and unpaid fees, expenses and disbursements of the Company (or Symbotic, if the Reorganization Effective Time has already occurred by such time) and/or its Subsidiaries incurred in connection with the Transactions for any third-party financial advisors, agents, advisors, consultants, outside counsel and experts (collectively, the “Outstanding Company Expenses”). Following the Closing, but on the Closing Date, the Surviving Pubco shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Expenses.

(b) No sooner than five Business Days and no later than two Business Days prior to the anticipated Closing Date, SVF shall provide to the Company (or Symbotic, if the Reorganization Effective Time has already occurred by such time) a written report setting forth a list of all outstanding and unpaid fees, expenses and disbursements of SVF and/or Merger Sub incurred in connection with the Transactions for any third-party financial advisors, agents, advisors, consultants, outside counsel and experts and any amounts due to the underwriters of SVF’s initial public offering for their deferred underwriting commissions (collectively, the “Outstanding SVF Expenses”). Following the Closing, but on the Closing Date, the Surviving Pubco shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding SVF Expenses.

(c) Following the Closing, the payment of the Outstanding Company Expenses and the Outstanding SVF Expenses and the consummation of the transactions contemplated by the Purchase Agreement, but on the Closing Date, the Surviving Pubco shall contribute the Closing SVF Cash to the Surviving Company as a capital contribution in respect of the Symbotic Common Units (the “Cash Contribution”).

2.6 Ownership Allocation. No later than close of business on the second Business Day preceding the anticipated Closing Date, the Company (or Symbotic, if the Reorganization Effective Time has already occurred by such time) shall prepare and deliver to SVF a statement describing (a) the allocation of the Aggregate Merger Consideration between the Eligible Symbotic Equityholders and (b) each holder and the number of Surviving Company Common Units and shares of Surviving Pubco Class V Common Stock constituting the Per Unit Merger Consideration receivable by such Eligible Symbotic Equityholder pursuant to the terms of this Agreement (the “Ownership Allocation”). SVF and Merger Sub shall be entitled to rely fully on the information in the Ownership Allocation in issuing the Per Unit Merger Consideration.

2.7 Earnout.

(a) Subject to the terms and conditions herein, following the Closing, as additional consideration for the Merger, within five Business Days after the occurrence of a Triggering Event, the Surviving Pubco shall notify in writing (an “Earnout Notice”) each Eligible Symbotic Equityholder that they are eligible to receive the following number of Earnout Interests in accordance with their Earnout Pro Rata Share (which number shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Surviving Company Common Units, Surviving Pubco Class A Common Stock or Surviving Pubco Class V Common Stock, as applicable, occurring on or after the Closing and prior to the date of such payment):

(i) upon the occurrence of Triggering Event I, a one-time issuance of 6,666,667 Earnout Interests;

(ii) upon the occurrence of Triggering Event II, a one-time issuance of 6,666,667 Earnout Interests; and

(iii) upon the occurrence of a Triggering Event III, a one-time issuance of 6,666,666 Earnout Interests.

(b) For the avoidance of doubt, the Eligible Symbotic Equityholders shall be entitled to receive Earnout Interests upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Eligible Symbotic Equityholders be entitled to receive more than an aggregate of 20,000,000 Earnout Interests (and only upon the occurrence of a Triggering Event I, a Triggering Event II and a Triggering Event III).

(c) Notwithstanding anything to the contrary in the foregoing provisions of this Section 2.7, in the event that the Surviving Pubco is unable to determine in good faith that any Eligible Symbotic Equityholder is an Accredited Investor (as defined in Rule 501 under the Securities Act), then the Surviving Pubco may elect to satisfy such stockholder’s right to receive its Earnout Pro Rata Share of the Earnout Interests by delivering to such holder an amount of cash equal to the number of Earnout Interests to which such Eligible Symbotic Equityholder would otherwise be entitled, multiplied by the average of the last reported sales prices of one share of Surviving Pubco Class A Common Stock quoted on the NASDAQ (or the exchange on which the shares of Surviving Pubco Class A Common Stock are then listed) for the 20 Trading Days ending on the date of occurrence of the relevant Triggering Event.

(d) All Earnout Interests to be issued and delivered in connection with this Section 2.7 to the Eligible Symbotic Equityholders: (i) are an integral part of the consideration to be received by the Eligible Symbotic Equityholders in connection with the Merger; (ii) shall not represent any ownership or equity interest and shall not carry voting or dividend rights or bear a stated rate of interest or any other rights as a stockholder of the Company; (iii) shall be non-transferable or assignable, except by operation of law or by will or intestacy; and (iv) shall not be evidenced by any form of certificate or instrument. Any Surviving Company Common Units and shares of Surviving Pubco Class V Common Stock ultimately received by the Eligible Symbotic Equityholders upon the occurrence of a Triggering Event will not depend on the operating results of Surviving Pubco or the Surviving Company.

(e) No certificates or scrip or shares representing fractional shares of Surviving Pubco Class V-1 Common Stock or Surviving Company Common Units shall be issued in respect of Earnout Interests to an Eligible Symbotic Equityholder, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of the Surviving Pubco or a holder of shares of Surviving Pubco Class V-1 Common Stock or Surviving Company Common Units. In lieu of any fractional share of Surviving Pubco Class V-1 Common Stock or any fractional Surviving Company Common Unit, as applicable, to which any Eligible Symbotic Equityholder would otherwise be entitled in respect of Earnout Interests, the Exchange Agent shall round up or down to the nearest whole share of Surviving Pubco Class V-1 Common Stock or whole Surviving Company Common Unit, as applicable (with 0.5 of a share or greater rounded up). No cash settlements shall be made with respect to fractional shares or units eliminated by rounding.

(f) All Earnout Interests to be issued and delivered in connection with this Section 2.7 to the Eligible Symbotic Equityholders shall be, upon issuance and delivery of such Earnout Interests, duly authorized and validly issued and, to the extent such concept is applicable, fully paid and non-assessable, free and clear of any Lien, other than Liens as created by the Organizational Documents of the Surviving Pubco or the Surviving Company, as applicable, or arising pursuant to applicable securities Laws.

(g) If an Eligible Symbotic Equityholder has provided written notification to the Surviving Pubco within 10 Business Days following the receipt of the Earnout Notice by the Eligible Symbotic Equityholder that such Eligible Symbotic Equityholder is required to file a notification pursuant to the HSR Act with respect to such Earnout Interests, the Surviving Pubco shall not, and the form of the Earnout Notice shall specifically state that in such event the Surviving Pubco will not, issue any Earnout Interests until any applicable waiting period pursuant to the HSR Act has expired or been terminated.

2.8 Adjustments to Prevent Dilution. Notwithstanding anything to the contrary contained herein, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article IX, the issued and outstanding Company Units or securities convertible or exchangeable into or exercisable for Company Units or the issued and outstanding SVF Ordinary Shares or securities convertible or exchangeable into or exercisable for SVF Ordinary Shares shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, other than with respect to the Company Reorganization or the Domestication, or a stock dividend with a record date within such period shall have been declared, then the Per Unit Merger Consideration shall be equitably adjusted to provide the Eligible Symbotic Equityholders and SVF the same economic effect as contemplated by this Agreement prior to such event, and such items so adjusted shall, from and after the date of such event, be the Per Unit Merger Consideration. Nothing in this Section 2.8 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

2.9 Withholding. SVF, the Company, Symbotic, the Merger Sub, the Surviving Company, the Surviving Pubco and their respective Subsidiaries (without duplication) shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement or the Purchase Agreement any Taxes as may be required to be deducted and withheld from such amounts under the Code or any other applicable Tax Law; provided that the Parties agree that, to the extent that an Eligible Symbotic Equityholder provides an IRS Form W-9 dated as of the Closing Date to the applicable withholding agent, no such deduction or withholding is required with respect to non-compensatory payments made to such Eligible Symbotic Equityholder under the Code. To the extent that SVF, the Merger Sub, the Surviving Pubco or any of their respective Subsidiaries, as applicable, determines that it is required under the Code or any other applicable Tax Law to deduct and withhold from any amount payable pursuant to this Agreement or the Purchase Agreement any Taxes (other than any such deduction and withholding attributable to compensatory payments or a failure to deliver an IRS Form W-9), such applicable withholding agent shall use commercially reasonable efforts to provide the Company with written notice of such determination (which notice shall include the authority, basis and method of calculation of the proposed deduction or withholding) at least five days before any such deduction or withholding is made and shall cooperate with the Company to reduce or eliminate any such deduction and withholding. With respect to any deduction or withholding requirement arising out of a change in Tax Law occurring after the date that is 10 Business Days prior to the Closing Date, SVF shall provide such prior notice described in the immediately preceding sentence promptly following its determination that such deduction or withholding is required. To the extent that any amounts are so deducted and withheld and remitted to the applicable Taxing authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Purchase Agreement as having been paid to the Person in respect of which such deduction and withholding was made to the maximum extent permitted by applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SYMBOTIC

Except as set forth in the corresponding sections or subsections of the confidential disclosure letter delivered to SVF by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that for purposes of the representations and warranties set forth in this Article III, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), the Company and Symbotic each hereby represents and warrants to SVF and Merger Sub as follows:

3.1 Organization, Good Standing and Qualification.

(a) Each of the Company and its Subsidiaries is, and following the Company Reorganization will be, a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization. Each of the Company and its Subsidiaries has, and following the Company Reorganization will have, all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company has made available to SVF complete and correct copies of the Company’s and the Company’s Subsidiaries’ Organizational Documents, each in full force and effect as of immediately prior to the execution and delivery of this Agreement.

(c) Section 3.1(c) of the Company Disclosure Letter contains a complete and correct list as of the date of this Agreement of each jurisdiction in which the Company and its Subsidiaries are organized and qualified to do business.

(d) Symbotic is, and prior to the Reorganization Effective Time will be, a Wholly Owned Subsidiary of the Company, and holds, and prior to the Reorganization Effective Time will hold, no equity interests or rights, options, warrants, convertible or exchangeable securities, subscriptions, calls, puts or other analogous rights, interests, agreements, arrangements or commitments to acquire or otherwise relating to any equity or voting interest of any other Person. Symbotic has not conducted any business prior to the date of this Agreement and has no, and prior to the Reorganization Effective Time will have no, assets, liabilities or obligations of any nature, in each case other than such business, assets, liabilities or obligations incident to its formation or pursuant to this Agreement and the Transactions.

(e) Each Requisite Equityholder is an executive officer, director, affiliate, founder or family member or affiliate of a founder or holder of at least 5% of the voting equity securities of the Company within the meaning of the Compliance and Disclosure Interpretation 239.13 of the SEC.

3.2 Capital Structure of the Company.

(a) As of the execution and delivery of this Agreement, the following were outstanding: (i) 5,997,632 Company Class A Units; (ii) 1 Company Class B Preferred Unit; (iii) 1 Company Class B-1 Preferred Unit; and (iv) 428,571 Company Class C Units. All of the Company Units have been duly authorized and are validly issued, were issued in compliance in all material respects with applicable securities Laws, and were not issued in breach or violation of any preemptive rights or Contract.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all of the Company Units that are authorized, issued or outstanding and the holders of such Company Units. Other than the Company Warrants and such Company Units, there are no other authorized, issued or outstanding equity interests of the Company.

(c) Other than (i) the Purchase Agreement, (ii) the Cash Contribution, (iii) the Company Warrants and (iv) such rights as set forth in the Company LLC Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock (or comparable term for entities that are not corporations) appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Other than as set forth in the Company LLC Agreement, there are, and following the Company Reorganization there will be, no outstanding contractual obligations of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company or any of the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries has, and following the Company Reorganization will have, outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the members of the Company or the Subsidiary, as applicable, on any matter. Other than as contemplated by this Agreement and the Company’s Organizational Documents, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Units or any of the equity interests or other securities of the Company or any of its Subsidiaries.

(d) Section 3.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to each Company Class C Unit outstanding: (i) the holder of such Company Class C Units; (ii) the number of Company Class C Units held by such holder; (iii) the grant date of such Company Class C Units; (iv) the vesting schedule for such Company Class C Units; and (v) the participation threshold (or equivalent concept) with respect to each such Company Class C Unit.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth, as of the date specified therein, which shall be within two Business Days prior to the date of this Agreement, the following information with respect to all awards outstanding under the Symbotic LLC / Warehouse Technologies, LLC 2012 Value Appreciation Plan and the Symbotic LLC/Symbotic Canada ULC/Warehouse Technologies LLC Amended and Restated 2018 Long Term Incentive Plan: (A) the holder of such award; (B) the type of such award; (C) the number and type of units underlying such award held by such holder, as applicable; and (D) the vesting schedule of such awards. The consummation of the Transactions shall not result in a payment under any of the awards described in the immediately preceding sentence.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to each Company Warrant outstanding: (i) the name of the holder of such Company Warrant; (ii) the number of Company Units subject to such Company Warrant; (iii) the exercise or purchase price of such Company Warrant; (iv) the date on which such Company Warrant was granted; and (v) the date on which such Company Warrant expires. The Company has made available to SVF complete and correct copies of each Company Warrant. All outstanding Company Warrants were issued in compliance in all material respects with applicable securities Laws and were not issued in material breach or violation of any Contract. All Company Units subject to issuance pursuant to any Company Warrant, upon issuance on the terms and conditions specified therein, will be duly authorized and validly issued.

(g) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is, and following the Company Reorganization will be, duly authorized, validly issued and, to the extent such concept is applicable, fully paid and nonassessable, and owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Lien (other than such Liens as created by such Subsidiary’s Organizational Documents or applicable securities Laws). Section 3.2(g) of the Company Disclosure Letter sets forth, as of the date hereof, (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company.

3.3 Corporate Authority and Approval.

(a) The Company and Symbotic have, and following the Company Reorganization will have, all requisite limited liability company power and authority and each has taken all company action necessary in order to execute, deliver and perform its obligations under this Agreement and each Transaction Document to which it is a party and to consummate the Transactions, subject only to approval of this Agreement and the Company

Merger Agreement by (a) holders of a majority of the issued and outstanding Company Class A Units, (b) holders of a majority of the issued and outstanding Company Class B Preferred Units, (c) holders of a majority of the issued and outstanding Company Class B-1 Preferred Units, (d) holders of a majority of the issued and outstanding Company Class B-2 Preferred Units and (e) holders of a majority of the issued and outstanding Company Class C Units (collectively, the “Company Requisite Approval”). This Agreement has been, and each Transaction Document to which it is a party will be, duly executed and delivered by each of the Company and Symbotic and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute at the Closing, as applicable, a valid and binding agreement of the Company and Symbotic, as applicable, enforceable against the Company and Symbotic, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and the Transaction Documents to which the Company is a party and to approve the Transactions. The Company Written Consent, when executed and delivered by the Requisite Equityholders, will satisfy the Company Requisite Approval.

(b) The Company Board has (i) unanimously determined that the Merger is fair to, and in the best interests of, the Company and the Company Equityholders, approved and declared advisable this Agreement, the Merger and the other Transactions, and resolved to recommend adoption of this Agreement to the Company Equityholders and (ii) directed that the adoption of this Agreement be submitted to the Company Equityholders for approval.

3.4 Governmental Filings; No Violations; Certain Contracts, Etc.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, clearances, expirations or terminations of waiting periods or authorizations (i) pursuant to the NHLLCA, the DLLCA and the DGCL, (ii) required to be made with or obtained from the SEC or NASDAQ and (iii) under state securities, takeover and “blue sky” Laws, no filings, notices, reports, consents, registrations, approvals, permits, clearances, expirations or terminations of waiting periods or authorizations are required to be made by the Company with, or obtained by the Company from, any Governmental Entity in connection with the execution, delivery and performance by the Company or Symbotic of this Agreement and the other Transaction Documents to which the Company and/or Symbotic is a party, and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or prevent, materially delay or materially impede the performance by the Company (or Symbotic, after giving effect to the Company Reorganization) and/or any of its Subsidiaries of their obligations under this Agreement or the Transaction Documents (to which the Company or Symbotic and/or any of its Subsidiaries is a party) or the consummation of the Transactions.

(b) The execution, delivery and performance by the Company and/or Symbotic of this Agreement and the Transaction Documents to which the Company and/or Symbotic is a party do not, and the consummation of the Transactions will not, constitute or result in (i) assuming the Company Requisite Approval and Company Written Consent is obtained and compliance with the matters referred to in Section 3.4(a), a breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of a Lien (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries or (iii) any change in the rights or obligations of any party under any Company Material Contract, except, in the case of the foregoing clauses (ii) and (iii) of this Section 3.4(b), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impede the performance by the Company (or Symbotic, after giving effect to the Company Reorganization) and/or any of its Subsidiaries of their obligations under this Agreement or the Transaction Documents (to which the Company or Symbotic and/or any of its Subsidiaries is a party) or the consummation of the Transactions.

3.5 Financial Statements; Internal Controls.

(a) Section 3.5(a) of the Company Disclosure Letter sets forth (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of September 26, 2020 and September 28, 2019 and the audited consolidated statement of operations, statements of comprehensive income (loss), statements of changes in redeemable preferred and common units and members’ deficit and statements of cash flows of the Company and its Subsidiaries for the fiscal years then ended, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 25, 2021 and the unaudited consolidated statement of operations and statement of cash flows of the Company and its Subsidiaries for the fiscal year then ended (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (including, for the avoidance of doubt, any related notes and schedules thereto) (A) present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in redeemable preferred and common units and members’ deficit and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments that will not be material in amount and effect), and (B) in each case were prepared in accordance with GAAP, consistently applied during the periods involved, and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries.

(b) The Company maintains a system of internal accounting controls that are sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Since September 25, 2021 (the “Applicable Date”), neither the Company nor any of its Subsidiaries (including any director, officer or employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, nor has any written complaint, allegation, assertion or claim regarding any of the foregoing or that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices been received by the Company or any of its Subsidiaries.

(d) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. The Company has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

3.6 Absence of Certain Changes.

(a) Since the Applicable Date through the execution and delivery of this Agreement, there has not been any Effect relating to the Company or its Subsidiaries that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b) From the Applicable Date through execution and delivery of this Agreement, the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices (taking into account any COVID-19 Measures), and have not taken any action that, if taken after the date of this Agreement without SVF’s consent, would constitute a breach of the covenants set forth in Section 5.1(b)(i), 5.1(b)(ii), 5.1(b)(iii), 5.1(b)(v), 5.1(b)(vi), 5.1(b)(vii), 5.1(b)(viii) or 5.1(b)(xiii).

3.7 No Undisclosed Liabilities. Except for obligations and liabilities (a) reflected or reserved against in the Financial Statements (including, for the avoidance of doubt, the notes thereto), (b) incurred in connection with this Agreement or any of the Transaction Documents, (c) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from any breach of or default under such Contract or License) or (d) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, there are no obligations or liabilities, whether or not accrued, contingent or otherwise, of the Company or any of its Subsidiaries. The Company is not a party to, and does not have any commitment to become a party to, any Contract that would constitute an “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities, the Company or its Subsidiaries on the Financial Statements.

3.8 Litigation and Proceedings.

(a) There are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impede the performance by the Company (or Symbotic, after giving effect to the Company Reorganization) and/or any of its Subsidiaries of their obligations under this Agreement or the Transaction Documents (to which the Company or Symbotic and/or any of its Subsidiaries is a party) or the consummation of the Transactions.

(b) Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that restricts the manner in which the Company or any of its Subsidiaries conducts its business, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impede the performance by the Company (or Symbotic, after giving effect to the Company Reorganization) and/or any of its Subsidiaries of their obligations under this Agreement or the Transaction Documents (to which the Company or Symbotic and/or any of its Subsidiaries is a party) or the consummation of the Transactions.

3.9 Employee Benefits.

(a) Section 3.9(a) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and correct list of each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has made available to SVF, to the extent applicable, complete and correct copies of (i) the Company Benefit Plan document, including, for the avoidance of doubt, any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material and non-routine correspondence to or from any Governmental Entity received in the last three years immediately preceding the date of this Agreement with respect to any Company Benefit Plan.

(c) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance in all material respects with its terms and applicable Law, including ERISA and the Internal Revenue Code of 1986 (the “Code”), all material contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto that would reasonably be expected to result in any material liability to the Company and its Subsidiaries (taken as a whole).

(d) With respect to each ERISA Plan, the Company has made available to SVF, to the extent applicable, complete and correct copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and, for the avoidance of doubt, all schedules and financial statements attached thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code that would reasonably be expected to result in any material liability to the Company and its Subsidiaries (taken as a whole).

(f) Neither the Company nor any Company ERISA Affiliate has contributed (or had any obligation of any sort) in the last six years immediately preceding the date of this Agreement to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(g) Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA in the last six years immediately preceding the date of this Agreement.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(i) Neither the execution and delivery of this Agreement, Company Requisite Approval or other approval of this Agreement nor the consummation of the Transactions would, either alone or in combination with another event, result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides, any individual with the right to a gross-up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k) Any Company Benefit Plan that is maintained outside the jurisdiction of the United States complies in all material respects with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

3.10 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, and, to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions or like organizations, to organize any employees of the Company or any of its Subsidiaries.

(b) As of the date of this Agreement and during the three years immediately preceding the date of this Agreement, there is no, and has not been any, strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of the Company, threatened in writing that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. Except as would not reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries is in compliance in all respects with all applicable Law respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law in the last three years immediately preceding the date of this Agreement that remains unsatisfied.

3.11 Compliance with Laws; Licenses.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the businesses of each of the Company and its Subsidiaries are not, and have not been since January 1, 2019, conducted in violation of any applicable Law. Neither the Company nor any of its Subsidiaries has received any written notice of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement.

(b) Except with respect to regulatory matters covered by Section 7.3 or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(c) The Company and each of its Subsidiaries has obtained and is in compliance in all material respects with all material Licenses necessary to conduct their respective businesses as presently conducted. No Licenses shall cease to be effective as a result of the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, since January 1, 2019: (i) neither the Company nor any of its Subsidiaries, nor any of their respective managers, employees or officers, or to the Knowledge of the Company any of their respective agents, Representatives, or any person acting on their behalf has violated any applicable anti-corruption Law, including the FCPA, the U.K. Bribery Act, or any Law enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions (collectively, “Anti-Corruption Laws”); (ii) neither the Company nor any of its Subsidiaries, nor any of their respective managers, employees or officers or, to the Knowledge of the Company, any of their respective agents, Representatives, or any person acting on their behalf has paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any government official, government employee, political party, political party official, candidate for public office, or officer or employee of a public international organization for the purpose of influencing any official act or decision or to secure any improper advantage; (iii) each of the Company and its Subsidiaries has implemented and maintains effective internal controls reasonably designed to prevent and detect violations of all applicable Anti-Corruption Laws; and (iv) each of the Company and its Subsidiaries has recorded and maintained accurate books and records in compliance with applicable Anti-Corruption Laws.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, since January 1, 2019, the Company and each of its Subsidiaries has been and currently is in compliance with relevant International Trade Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective managers, employees or officers, or to the Knowledge of the Company, any of their respective consultants, Representatives, agents or Affiliates, is (i) a person that is designated on, or is owned or controlled by a person that is designated on any list of sanctioned parties maintained by the United States, Canada, the United Kingdom, or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC (a “Sanctioned Person”); or (ii) located or organized in a country or territory that is or whose government is, or has been in the past five years, the target of comprehensive sanctions imposed by the United States, Canada, European Union or United Kingdom (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela, and Crimea) (a “Sanctioned Jurisdiction”). Since January 1, 2019, neither the Company nor any of its Subsidiaries, nor any of their respective managers, employees or officers, or to the Knowledge of the Company, any of their consultants, Representatives, agents or Affiliates, have participated or otherwise engaged, directly or indirectly, in any transaction or dealing with any such Sanctioned Person or Sanctioned Jurisdiction.

(f) Since January 1, 2019, (i) neither the Company nor its Subsidiaries has conducted an internal investigation or made a voluntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under International Trade Laws or Anti-Corruption Laws, and (ii) no Governmental Entity has initiated, or, to the Knowledge of the Company, threatened to initiate, a Proceeding against the Company or any of its officers, managers, employees, consultants, Representatives, agents or Affiliates asserting that the Company or Affiliate is not in compliance with International Trade Laws or Anti-Corruption Laws.

(g) Since January 1, 2019, (i) no allegations of sexual harassment, discrimination or retaliation have been made against any employee of the Company or any of its Subsidiaries with the title of director, vice president or above through the anonymous employee hotline of the Company and its Subsidiaries or any other formal human resources communication channels at the Company and its Subsidiaries, and (ii) there are no Proceedings against the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened related to any allegations of sexual harassment, discrimination or retaliation by any employee of the Company or any of its Subsidiaries with the title of vice president or above. Since January 1, 2019, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, discrimination or retaliation by any employee of the Company or any of its Subsidiaries with the title of vice president or above.

3.12 Environmental Matters. Except as would not, individually or in the aggregate, be material to the Company or its Subsidiaries, taken as a whole: (a) the Company and its Subsidiaries have, since the Applicable Date, complied with all applicable Environmental Laws; (b) no property currently or to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) is contaminated with any Hazardous Substance except as would not reasonably be expected to require the Company or any of its Subsidiaries to perform or fund investigation or remediation pursuant to Environmental Law; (c) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance use, storage, processing, transport, disposal, exposure of any Person or contamination at the real property subject to the Leases or on any third-party property; (d) neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (e) neither the Company nor any of its Subsidiaries is subject to any current Governmental Order relating to any non-compliance with or liability under any Environmental Law by or of the Company or its Subsidiaries, or has assumed by Contract or, to the Knowledge of the Company, operation of law any liability of any other Person arising under Environmental Law. The Company has made available all material environmental reports, audits and assessments concerning the compliance of the Company and Subsidiaries with Environmental Law or the environmental condition of the property subject to the Leases, prepared since January 1, 2019 and prior to the date hereof, that are in the possession or reasonable control of the Company.

3.13 Tax Matters.

(a) The Company and each of its Subsidiaries: (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them with the appropriate Taxing authority, and all such filed Tax Returns are complete and correct in all material respects; (ii) have paid all income and other material Taxes that are required to be paid by them (whether or not shown on any Tax Returns), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (v) as of the date of this Agreement, (A) have not engaged in any material audit, examination or other Proceeding with a Taxing authority which has not been settled or resolved and (B) there is no such audit, examination or other proceeding threatened in writing or, to the Knowledge of the Company, currently pending; (vi) as of the date of this Agreement, (A) have not received any written claimed deficiency with respect to a material amount of Taxes that has not been paid or settled in full and

(B) no written claim has been made by any Taxing authority in any jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is, or may be, subject to Tax by that jurisdiction; (vii) have no Liens with respect to Taxes other than Permitted Liens; (viii) are not party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes); and (ix) have not entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(b) No private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Taxing authority with respect to Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax Law); (iii) prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date (other than in the ordinary course of business); or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign applicable Law.

(d) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, combined or unitary group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company).

(e) Neither the Company nor any of its Subsidiaries has (i) elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act, (ii) deferred payment of any Taxes (including withholding Taxes) pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including, without limitation, the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States) or (iii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.

(f) Each of the Company and its Subsidiaries is and at all times since its formation has been classified as a partnership or disregarded entity for U.S. federal income Tax purposes.

3.14 Real Property and Personal Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) The Company and/or one or more of its Subsidiaries holds a valid and enforceable leasehold interest under each real property lease or sublease entered into by the Company or any of its Subsidiaries (the “Leases”), free and clear of all Liens, other than Permitted Liens. A complete and correct list of the Leases as of the date of this Agreement is listed in Section 3.14(b) of the Company Disclosure Letter and each Lease is a valid and binding obligation on the Company or its Subsidiaries and, to the Knowledge of the Company, the other parties thereto, and is enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception. Neither the Company nor its Subsidiaries has delivered or received any written notice of any default or breach of any Lease which has not been cured or is in the process of being cured, and to the Knowledge of the Company no event has occurred which, with notice, lapse of time or both, would constitute a material default or breach of any Lease by the Company or its Subsidiaries. The Company has made available to SVF complete and correct copies of the Leases.

(c) Except for assets sold, consumed or disposed of in the ordinary course of business since September 25, 2021, the Company and its Subsidiaries own good title to, or hold a valid leasehold interest in or license to all of the tangible assets shown to be owned or leased by it on the Unaudited Financial Statements or acquired after the date thereof, free and clear of all Liens, other than Permitted Liens.

3.15 Intellectual Property; IT Assets and Data Privacy.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list of all Company Intellectual Property that is Registered as of the date specified therein, which date shall be within two

Business Days prior to the date of this Agreement (collectively, the “Registered Intellectual Property”); provided that, no later than seven days following the date of this Agreement, the Company shall provide updated Exhibits 3.15(a)-1 and 3.15(a)-2 to the Company Disclosure Letter, and notwithstanding anything to the contrary herein and for all purposes herein, such updated exhibits shall supersede the versions of Exhibits 3.15(a)-1 and 3.15(a)-2, respectively, to the Company Disclosure Letter provided in connection with the execution of this Agreement. The Registered Intellectual Property is subsisting, and each of the issued and granted items included in the Registered Intellectual Property is, to the Knowledge of the Company, valid and enforceable. There are no inventorship challenges, opposition or nullity proceedings or interferences with respect to any patents or patent applications included in the Company Intellectual Property, or to the Knowledge of the Company, threatened in writing with respect to such patents or patent applications. Since January 1, 2019, there has been no Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Registered Intellectual Property.

(b) With respect to patents listed on Section 3.15(a) of the Company Disclosure Letter, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all inventors, including current or former employees of the Company and its Subsidiaries, are appropriately named as inventors on any issued patent or pending patent application and all such inventors have assigned, in writing, all of their rights in and to any Intellectual Property Rights claimed in such patents to the original applicant or assignee, as applicable, of such patents.

(c) The Company and its Subsidiaries own or have sufficient rights to use all material Intellectual Property Rights used in or necessary for the conduct of their respective businesses as currently conducted. The foregoing shall not be construed as a representation regarding non-infringement, misappropriation or other violation by the Company or any of its Subsidiaries of the Intellectual Property Rights of third parties. The Company Intellectual Property is not subject to any outstanding Governmental Order against the Company or any of its Subsidiaries adversely affecting the Company’s or its Subsidiaries’ rights to or use of such Intellectual Property Rights in any material aspect.

(d) The Company and its Subsidiaries solely and exclusively own all material Company Intellectual Property, free and clear of all Liens, other than Permitted Liens.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the operation of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and, since January 1, 2019, has not infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person, and (ii) since January 1, 2019, there has been no claim, action, suit, proceeding or investigation pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries alleging the foregoing.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or, since January 1, 2019, has infringed, misappropriated or otherwise violated, any Company Intellectual Property in any material respect. Since January 1, 2019, neither the Company nor any of its Subsidiaries has asserted or, to the Knowledge of the Company, threatened a Proceeding against any third party alleging the foregoing.

(g) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned, used or held by the Company or its Subsidiaries and material to their respective businesses, and, to the Knowledge of the Company, such Trade Secrets have not been used, disclosed to or discovered by any Person, except pursuant to written non-disclosure or license agreements, and, to the Knowledge of the Company, the applicable confidentiality or non-disclosure provisions of such agreements have not been breached.

(h) The Company and each of its Subsidiaries have obtained from all Persons (including current or former employees, officers, directors, consultants and contractors) who have created or developed any material Intellectual Property Rights for or on behalf of the Company or its Subsidiaries a written, present assignment of all right, title and interest in and to such Intellectual Property Rights to the Company or its applicable Subsidiary.

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Software included in the Company Intellectual Property (“Company Owned Software”) is subject to any “open source” or “copyleft” obligations that condition the distribution of any such Software on: (i) the disclosure, licensing or distribution of any source code for such Software; (ii) the grant to licensees of the right to make derivative works or other modifications to such Software; (iii) the licensing under terms that allow such Software to be reverse engineered; or (iv) the redistribution or public disclosure of such Software at no license fee.

(j) No Person other than the Company and its Subsidiaries (and its and their respective employees and contractors) has been provided with the source code, or has a right to be provided with the source code (including any such right that may arise after the occurrence of any specified event or circumstance), for any material Company Owned Software.

(k) Neither this Agreement, nor the transactions contemplated hereby, will result in (i) any third party being granted rights or access to, or the placement in or release from escrow, of any source code for any Company Owned Software, or (ii) the Company or any Subsidiary granting to any third party any right, title or interest to or with respect to any Company Owned Software, in each case of clause (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(l) The IT Assets owned, controlled or otherwise used by the Company or any of its Subsidiaries (i) are sufficient for the needs of the businesses of the Company and its Subsidiaries, as currently conducted and operate and perform in all material respects as required by each of the Company and its Subsidiaries in connection with their respective businesses, (ii) have not materially malfunctioned or failed since January 1, 2019, and (iii) to the Knowledge of the Company, are free from material bugs or other defects, and do not contain any material “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” or other malicious code. Since January 1, 2019, to the Knowledge of the Company, no Person has gained unauthorized access to such IT Assets. Each of the Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology processes.

(m) The Company and its Subsidiaries have established and implemented written policies and organizational, physical, administrative policies regarding privacy and cybersecurity that are commercially reasonable and consistent in all material respects with the applicable contractual obligations of the Company and its Subsidiaries and applicable Law. Since January 1, 2019, (i) the Company and each of its Subsidiaries have complied in all material respects with all of their public-facing policies and contractual obligations, and with all applicable Laws, in each case, regarding Personal Information, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information, and (ii) to the Knowledge of the Company, no Person has gained unauthorized access to or misused any Personal Information held by the Company or any of its Subsidiaries, except, in each case of (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, there are not currently, and, to the Knowledge of the Company, since January 1, 2019, there have not been, any material Proceedings pending or threatened in writing against the Company relating to a violation or alleged violation of any Law or Contract regarding Personal Information.

3.16 Insurance. All fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the

Insurance Policies, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.17 Company Material Contracts.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a list of, without duplication, the following Contracts to which the Company or any of its Subsidiaries is, as of the date of this Agreement, a party, excluding this Agreement, any Transaction Document, any Company Benefit Plan, any Lease or any Contracts terminable by any party thereto on 90 days’ or less notice (without penalty; provided that any requirement to pay costs and expenses in connection with the termination of any such Contract consisting of reimbursement of expenses incurred and reasonable wind-down costs shall not constitute a penalty):

(i) any Contract that is reasonably likely to require, during the remaining term of such Contract, annual payments to the Company and its Subsidiaries of more than $1,000,000;

(ii) any Contract that is reasonably likely to require, during the remaining term of such Contract, annual payments from the Company and its Subsidiaries of more than $1,000,000;

(iii) any partnership, joint venture, strategic alliance or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, joint venture or strategic alliance other than any that are individually and in the aggregate immaterial to the business, financing condition and results of operations of the Company and its Subsidiaries taken as a whole;

(iv) any Contract entered into in connection with an acquisition or disposition by the Company or its Subsidiaries since September 28, 2019 involving consideration in excess of $1,000,000 of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in all or substantially all of the assets of such Person or by any other manner);

(v) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $5,000,000, other than sales or purchases in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(vi) any Contract (other than those solely between or among the Company and/or any of its Wholly Owned Subsidiaries) under which the Company or any of its Subsidiaries have (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness for borrowed money, (B) granted a Lien (other than a Permitted Lien) on its assets, whether tangible or intangible, to secure any indebtedness for borrowed money, or (C) extended credit to any Person (other than intercompany loans and advances in the ordinary course of business), in each case, in an amount in excess of $250,000;

(vii) any non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, SVF or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (B) would reasonably be expected to require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, SVF or its Subsidiaries, (C) grants “most favored nation” status that, following the Merger, would apply to SVF and its Subsidiaries, including the Company and its Subsidiaries or (D) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(viii) any Contract pursuant to which the Company or any of its Subsidiaries grants or receives any license, covenant not to sue, or other similar right to or from a third party under any or Intellectual Property Rights material to the businesses of the Company and its Subsidiaries (other than: (A) non-exclusive licenses to commercially available, off-the-shelf Software that have been granted on standardized, generally available terms; (B) non-exclusive licenses to customers under Company Intellectual Property granted in the ordinary course of business; and (C) non-exclusive licenses to application programming interfaces that have been granted to business partners in the ordinary course of business);

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning 5% or more of the outstanding Company Units, or any of their respective Affiliates, on the other hand;

(x) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would reasonably be expected to be required to purchase or sell, as applicable, any equity interests or assets of any Person reasonably likely to result in payments with a value in excess of $100,000 in any 12-month period;

(xi) any letter of intent or other material Contract with a Company Top Supplier or Company Top Customer;

(xii) any other Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 3.17 and expected to result in revenue in excess of $1,000,000 or require expenditures in excess of $1,000,000 in the calendar year ending December 31, 2021 or any subsequent calendar year (each Contract constituting any of the foregoing types of Contracts described in clauses (i) through (xii) of this Section 3.17(a), excluding this Agreement, any Transaction Document, any Company Benefit Plan, any Lease or any Contracts terminable by any party thereto on 90 days’ or less notice (without penalty; provided that any requirement to pay costs and expenses in connection with the termination of any such Contract consisting of reimbursement of expenses incurred and reasonable wind-down costs shall not constitute a penalty) and including, for the avoidance of doubt, all amendments, exhibits, schedules and other attachments to each such Contract, a “Company Material Contract”).

(b) A complete and correct copy of each Company Material Contract has been made available to SVF. Except for any Company Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, each Company Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no default under any such Contracts by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation with respect to any Company Material Contract, and to the Knowledge of the Company, there does not exist any event, condition or omission that would cause any other party to a Company Material Contract to (i) terminate a Company Material Contract or (ii) materially reduce the amount of business it will do with the Company or any of its Subsidiaries under such Company Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.18 Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that the Company has employed Goldman Sachs & Co. as its financial advisor.

3.19 Suppliers and Customers.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a complete and correct list of (i) the top 10 suppliers (each, a “Company Top Supplier”) and (ii) the top five customers (each, a “Company Top Customer”), respectively, by the aggregate dollar amount of payments to or from, as applicable, such supplier or customer, during the 12 months ended September 25, 2021, together with such aggregate dollar amount of payments during the 12 months ended September 25, 2021.

(b) None of the Company Top Customers or Company Top Suppliers has, as of the date of this Agreement, notified the Company or any of the Company’s Subsidiaries in writing: (i) that it will terminate, cancel, not renew, materially limit or materially and adversely alter any of its existing business with the

Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement); or (ii) that it is in a material dispute with the Company or its Subsidiaries or their respective businesses.

3.20 Related-Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, manager, officer or other Affiliate of the Company or any Subsidiary, to the Knowledge of the Company, has or has had, directly or indirectly: (a) a material economic interest in any Person that has furnished or sold, or furnishes or sells, services or products that the Company or any Subsidiary furnishes or sells, or proposes to furnish or sell; (b) a material economic interest in any Person that purchases from or sells or furnishes to, the Company or any Subsidiary of the Company, any goods or services; (c) a material beneficial interest in any Contract disclosed in Section 3.17 of the Company Disclosure Letter; or (d) any contractual or other arrangement with the Company or any Subsidiary of the Company, other than customary indemnity arrangements; provided, however, that ownership of no more than 5% of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any Person” for purposes of this Section 3.20.

3.21 No Outside Reliance. Notwithstanding anything to the contrary contained herein, the Company and any of its Representatives acknowledge and agree that the Company has made its own investigation of SVF and the Merger Sub and that none of SVF, the Merger Sub nor any other Person is making any express or implied representation or warranty with respect to SVF, the Merger Sub or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, beyond those expressly given by SVF and the Merger Sub in Article IV. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the SVF Reports or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by the Company or its Representatives) or reviewed by the Company pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to the Company or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of SVF or the Merger Sub, and no representation or warranty is made as to the completeness or correctness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, the Company understands and agrees that any assets, properties and business of the SVF and the Merger Sub are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

3.22 No Other Representations or Warranties. Except for the representations and warranties made by the Company or Symbotic in this Article III (for the avoidance of doubt, as modified by the Company Disclosure Letter), none of the Company, Symbotic nor any other Person makes any express or implied representation or warranty with respect to the Company, Symbotic or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and the Company and Symbotic expressly disclaim any such other representations or warranties. In particular, without limiting the foregoing, none of the Company, Symbotic nor any other Person makes or has made any representation or warranty to SVF, Merger Sub or any of their respective Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, Symbotic any of their Affiliates or any of their respective businesses or (b) any oral or, except for the representations and warranties made by the Company and/or Symbotic in this Article III, written information made available to SVF, Merger Sub or any of their Affiliates or Representatives in the course of their evaluation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding anything to the contrary in the foregoing provisions in this Section 3.22, nothing in this Section 3.22 shall limit SVF’s or Merger Sub’s remedies with respect to claims of fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SVF AND MERGER SUB

Except as set forth in the SVF Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding (a) any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature or do not otherwise constitute statements of fact and (b) any exhibits or other documents appended thereto) (it being agreed that nothing disclosed in such SVF Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.11 and Section 4.17), SVF and Merger Sub each hereby represents and warrants to the Company as follows:

4.1 Organization, Good Standing and Qualification. Each of SVF and Merger Sub (a) is, and following the Domestication Effective Time will be, a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (in the case of SVF, as such jurisdiction may change after the date hereof pursuant to the Domestication), (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (c) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (b) or (c) where the failure to be so qualified or in good standing or to have such power or authority would not reasonably be expected to have a material adverse effect on SVF or prevent, materially delay or materially impair the ability of SVF or Merger Sub to consummate the Transactions. SVF has made available to the Company complete and correct copies of the SVF Organizational Documents, each as amended prior to the execution of this Agreement, and complete and correct copies of Merger Sub’s Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to the Company is in full force and effect as of immediately prior to the execution and delivery of this Agreement. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby.

4.2 Capital Structure.

(a) Without taking into effect the Private Placements, prior to the Domestication Effective Time, the authorized share capital of SVF consists of 200,000,000 SVF Class A Ordinary Shares, of which 33,040,000 shares (including 1,040,000 SVF Class A Ordinary Shares purchased by the Sponsor pursuant to a Private Placement Shares Purchase Agreement, dated March 8, 2021, between SVF and the Sponsor) were issued and outstanding as of the close of business on the last Trading Day prior to the date of this Agreement; 20,000,000 SVF Class B Ordinary Shares, of which 8,000,000 shares were outstanding as of the close of business on the last Trading Day prior to the date of this Agreement and 1,000,000 preference shares, par value $0.0001 per share (“SVF Preference Shares”), of which no shares were outstanding as of the date of this Agreement.

(b) All the outstanding SVF Class A Ordinary Shares and SVF Class B Ordinary Shares (i) have been duly authorized and are validly issued, fully paid and nonassessable (meaning that no additional sums may be levied on the holders thereof by SVF), (ii) were offered, sold and issued in compliance in all material respects with applicable Laws, including Cayman Islands and U.S. federal and state securities Laws and (iii) were not issued in breach or violation of (A) the SVF Organizational Documents, (B) any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right or (C) any Contract to which SVF is a party or is otherwise bound. SVF has no SVF Class A Ordinary Shares or SVF Class B Ordinary Shares reserved for issuance. Except for this Agreement, the Domestication, the Subscription Agreements and the Forward Purchase Agreement, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate SVF to issue or to sell any shares of capital stock or other securities of SVF or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any securities of SVF, and no securities or obligations evidencing such rights are authorized, issued or outstanding. SVF does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the SVF Shareholders on any matter. Except for this Agreement and the SVF Organizational Documents or in connection with the Transactions, SVF is not party to any voting trust agreements, proxies, or other Contracts with respect to the voting, purchase, repurchase, redemption, dividend rights, disposition or transfer of SVF Class A Ordinary Shares, SVF Class B Ordinary Shares or SVF Preference Shares.

(c) Merger Sub is a Wholly Owned Subsidiary of SVF, and Merger Sub holds no equity interests or rights, options, warrants, convertible or exchangeable securities, subscriptions, calls, puts or other analogous rights, interests, agreements, arrangements or commitments to acquire or otherwise relating to any equity or voting interest of any other Person. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature, in each case other than such business, assets, liabilities or obligations incident to its formation or pursuant to this Agreement, the Transaction Documents, the Transactions and the other documents and transactions contemplated hereby and thereby.

(d) Other than Merger Sub, SVF has no Subsidiaries and does not directly or indirectly own or hold any (i) equity interests, including any partnership, limited liability company or joint venture interests, in any other Person, (ii) securities convertible into or exchangeable for the equity interests of any other Person or (iii) options or other rights to acquire the equity interests of any other Person. SVF is not party to any Contract that obligates SVF to invest money in, loan money to or make any capital contribution to any other Person.

4.3 Corporate Authority; Approval.

(a) Each of SVF and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and each Transaction Document to which it is a party and to consummate the Transactions, subject only to the SVF Shareholder Approval and execution and delivery of the Merger Sub Written Consent. This Agreement has been, and each Transaction Document to which SVF or Merger Sub is a party will be, duly and validly executed and delivered by such entity, as applicable, and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute at the Closing, a valid and binding agreement of each of SVF and/or Merger Sub, as applicable, enforceable against each of SVF and/or Merger Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The affirmative vote of holders of a majority of the outstanding SVF Class A Ordinary Shares and SVF Class B Ordinary Shares, voting together as a single class, cast at the Special Meeting, shall be required to approve each of the Transaction Proposal, NASDAQ Proposal, SVF Incentive Plan Proposal and SVF Employee Stock Purchase Plan Proposal, and the approval by way of a special resolution, being the affirmative vote of holders of a two-thirds majority of the outstanding SVF Class A Ordinary Shares and SVF Class B Ordinary Shares, voting together as a single class, cast at the Special Meeting, shall be required to approve the Domestication Proposal and the Amendment Proposal, in each case, assuming a quorum is present (the approval by SVF Shareholders of all of the foregoing, collectively, the “SVF Shareholder Approval”). The SVF Shareholder Approval is the only vote of the holders of any class or series of shares of SVF (in their capacity as holders thereof) required to approve and adopt this Agreement and the Transaction Documents to which SVF is a party and to approve the Transactions, including the Merger.

(c) At a meeting duly called and held, the SVF Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of SVF; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the SVF Trust Account (excluding any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; (iv) approved the Domestication and the Surviving Pubco Certificate of Incorporation in accordance with applicable Law; and (v) resolved to recommend to the SVF Shareholders approval of each of the matters requiring SVF Shareholder Approval.

4.4 Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, clearances, expirations or terminations of waiting periods or authorizations (i) pursuant to the DLLCA, the DGCL and the Cayman Companies Act required to effect the Merger and the Domestication, (ii) required to be made with or obtained from the SEC or NASDAQ, and (iii) state securities, takeover and “blue sky” Laws, no filings, notices, reports, consents, registrations, approvals, permits, clearances, expirations or terminations of waiting periods or authorizations are required to be made by SVF or Merger Sub with, or obtained by SVF or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by SVF and Merger Sub and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF.

(b) The execution, delivery and performance by SVF and Merger Sub of this Agreement and the Transaction Documents to which SVF and/or Merger Sub is a party do not, and the consummation of the Transactions will not, constitute or result in (i) assuming the receipt of the SVF Shareholder Approval, the execution and delivery of the Merger Sub Written Consent, the effectiveness of the filings of the certificate of corporate domestication in connection with the Domestication and the Surviving Pubco Certificate of Incorporation and compliance with the matters referred to in Section 4.4(a), a breach or violation of, or a default under, the Organizational Documents of SVF, Merger Sub or any of SVF’s other Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of a Lien (other than Permitted Liens) on any of the assets of SVF or any of its Subsidiaries pursuant to any Contract binding upon SVF or any of its Subsidiaries, or under any Law to which SVF or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon SVF or any of its Subsidiaries, except, in the case of clauses (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF.

4.5 SVF Reports; Internal Controls.

(a) SVF has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since March 12, 2021 (the forms, statements, reports and documents filed or furnished to the SEC since March 12, 2021, including, for the avoidance of doubt, the Current Report on Form 8-K filed on November 30, 2021, and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “SVF Reports”). Each of the SVF Reports, at the time of its filing or being furnished (or, if amended, as of the date of such amendment) complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. Except as disclosed in the SVF Reports, as of their respective dates (or, if amended, as of the date of such amendment), the SVF Reports did not, and any SVF Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) SVF has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are sufficient to ensure that material information relating to SVF, including its consolidated Subsidiaries, if any, and other material information required to be disclosed by SVF in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SVF’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Except as disclosed in the SVF Reports, such disclosure controls and procedures are effective in timely alerting SVF’s principal executive officer and principal financial officer to material information required to be included in SVF’s periodic reports required under the Exchange Act.

(c) Since March 12, 2021, SVF has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Except as disclosed in the SVF Reports, such internal controls are sufficient to provide reasonable assurance regarding the reliability of SVF’s financial reporting and the preparation of SVF’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by SVF to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SVF. SVF has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Except as disclosed in the SVF Reports, neither SVF (including any director or officer thereof) nor SVF’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SVF, (ii) any fraud, whether or not material, that involves SVF’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SVF or (iii) any claim or allegation regarding any of the foregoing.

(f) To the Knowledge of SVF, as of the date hereof, there are no outstanding comments from the SEC with respect to the SVF Reports. To the Knowledge of SVF, none of the SVF Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(g) To the Knowledge of SVF, each director and executive officer of SVF has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. SVF has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since March 12, 2021, SVF has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. The SVF Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ. There is no Proceeding pending or, to the Knowledge of SVF, threatened against SVF by NASDAQ or the SEC with respect to any intention by such entity to deregister the SVF Class A Ordinary Shares or prohibit or terminate the listing of SVF Class A Ordinary Shares on NASDAQ.

(i) The SVF Reports contain a complete and correct copy of the audited balance sheet as of March 12, 2021 (the “SVF Financial Statements”). Except as disclosed in the SVF Reports, the SVF Financial Statements (i) fairly present in all material respects the financial position of SVF, as at the respective date thereof, (ii) were prepared in conformity with GAAP, and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of SVF have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

4.6 Absence of Certain Changes.

(a) Since SVF’s incorporation there has not been any change, occurrence or development in the financial condition, properties, assets, liabilities, business or results of operations or any other change, occurrence or development which has had, or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF.

(b) Since SVF’s incorporation, SVF has, in all material respects, (i) conducted its business and (ii) operated its properties in the ordinary course of business consistent with past practice.

4.7 Business Activities; Liabilities.

(a) Except as set forth in the SVF Organizational Documents or as otherwise contemplated by this Agreement or the Transaction Documents and the Transactions, there is no agreement, commitment, or Governmental Order binding upon SVF or Merger Sub or to which SVF or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SVF or Merger Sub or any acquisition of property by SVF or Merger Sub or the conduct of business by SVF or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to have a material adverse effect on SVF or Merger Sub.

(b) Except for this Agreement and the Transaction Documents and the Transactions, SVF has no material interests, rights, obligations or liabilities with respect to, and is not party to or bound by and does not have its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement, the Transaction Documents, or the SVF Trust Agreement, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Since its date of incorporation, neither SVF nor Merger Sub has carried on any business or conducted any operations other than: (i) directed towards the accomplishment of a Business Combination; and (ii) the execution of this Agreement and the other Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto. Other than under the Transaction Documents or pursuant to the performance of its obligations thereunder, neither SVF nor Merger Sub has any liabilities.

4.8 Litigation and Proceedings.

(a) There are no Proceedings pending or, to the Knowledge of SVF, threatened against SVF or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF or Merger Sub.

(b) Neither SVF nor Merger Sub is a party to or subject to the provisions of any Governmental Order that restricts the manner in which SVF or Merger Sub conducts its business, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF or Merger Sub.

4.9 Compliance with Laws. Except where the failure to be, or to have been, in compliance with such Laws has not or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF or prevent, materially delay or materially impair the ability of SVF or Merger Sub to consummate the Transactions, the businesses of each of SVF and Merger are not, and have not been since their respective incorporations, conducted in violation of any applicable Law. Neither SVF nor any of its Subsidiaries has received any notice or communication of any material noncompliance with any Laws that has not been cured as of the date of this Agreement.

4.10 Investment Company Act; JOBS Act. SVF is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. SVF constitutes an “emerging growth company” within the meaning of the JOBS Act.

4.11 SVF Trust Account. As of the date of this Agreement, SVF has approximately $320,000,000 in the account established by SVF for the benefit of its shareholders at Continental Stock Transfer & Trust Company (the “SVF Trust Account”), such monies being invested in U.S. government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, having a maturity of 185 days or less, or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, and held in trust pursuant to that certain Investment Management Trust Agreement, dated as of March 8, 2021, between SVF and Continental Stock Transfer & Trust Company, as trustee (the “SVF Trust Agreement”). The SVF Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms (except, in any case, as may be limited by the Bankruptcy and Equity Exception), and has not been amended or modified as of the date of this Agreement. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause or would reasonably be expected to cause the description of the SVF Trust Agreement in the SVF Reports to be inaccurate or that, to the Knowledge of SVF, would entitle any Person (other than any SVF Shareholder who is a Redeeming Shareholder) to any portion of the proceeds in the SVF Trust Account. Prior to the Closing, none of the funds held in the SVF Trust Account may be released other than pursuant to the terms of the SVF Trust Agreement. There are no Proceedings pending or, to the Knowledge of SVF, threatened with respect to the SVF Trust Account. SVF has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the SVF Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default or breach thereunder. As of the Effective Time, the obligations of SVF to dissolve or liquidate pursuant to the SVF Organizational Documents shall terminate, and as of the Effective Time, SVF shall have no obligation whatsoever pursuant to the SVF Organizational Documents to dissolve and liquidate the assets of SVF by reason of the consummation of the transactions contemplated hereby. To the Knowledge of SVF, following the Effective Time, no SVF Shareholder shall be entitled to receive any amount from the SVF Trust Account except to the extent such SVF Shareholder validly elects to redeem their SVF Class A Ordinary Shares in connection with the Redemption Offer. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither SVF or Merger Sub have any reason to believe that any of the conditions to the use of funds in the SVF Trust Account will not be satisfied or funds available in the SVF Trust Account will not be available to SVF and Merger Sub on the Closing Date.

4.12 Private Placements; Forward Purchase. SVF has made available to the Company complete and correct copies of the Subscription Agreements and the Forward Purchase Agreement. As of the date of this Agreement, the Subscription Agreements and the Forward Purchase Agreement (a) are in full force and effect without amendment or modification, (b) are the valid, binding and enforceable obligations of SVF (or its applicable Affiliate) and, to the Knowledge of SVF, each other party thereto (except, in any case, as may be limited by the Bankruptcy and Equity Exception) and (c) have not been withdrawn, terminated or rescinded in any respect. The Private Placements and the Forward Purchase, together with the amount in the SVF Trust Account at the Closing, will be in the aggregate sufficient to enable SVF to pay all cash amounts required to be paid by SVF under or in connection with this Agreement, including the Outstanding Company Expenses and Outstanding SVF Expenses. There are no other Contracts between SVF and any Subscriber relating to any Subscription Agreement that would reasonably be expected to affect the obligations of the Subscribers to contribute to SVF the applicable portion of the Private Placements set forth in the Subscription Agreements, and, to the Knowledge of SVF, no facts or circumstances exist that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the Private Placements not being available to SVF, on the Closing Date. There are no other Contracts between SVF and the Forward Purchaser relating to the Forward Purchase that would reasonably be expected to affect the obligations of the Forward Purchaser to contribute to SVF the amount of the Forward Purchase set forth in the Forward Purchase Agreement, and, to the Knowledge of SVF, no facts or circumstances exist that may reasonably be expected to result in any of the conditions set forth in the Forward Purchase Agreement not being satisfied, or the Forward Purchase not being available to SVF, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a material default or breach on the part of SVF under any term or condition of any Subscription Agreement or the Forward Purchase Agreement and, as of the date hereof, SVF has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of Closing to be satisfied by it contained in any Subscription Agreement or the Forward Purchase Agreement. The Subscription Agreements and the Forward Purchase Agreement contain all of the conditions precedent (other than the conditions contained in this Agreement or the Transaction Documents) to the obligations of the Subscribers or the Forward Purchaser, as applicable, to contribute to SVF the applicable portion of the Private Placements or the amount of the Forward Purchase, as applicable, set forth in the Subscription Agreements or the Forward Purchase Agreement, as applicable, on the terms therein.

4.13 Valid Issuance. Subject to the receipt of the SVF Shareholder Approval and the effectiveness of the Domestication and the Surviving Pubco Certificate of Incorporation, the Surviving Pubco Class V-1 Common Stock and Surviving Pubco Class V-3 Common Stock issuable as Aggregate Merger Consideration, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable and will be issued free and clear of any Liens (other than such Liens as created by the SVF Organizational Documents or applicable securities Laws).

4.14 Takeover Statutes and Charter Provisions. Each of the boards of directors of SVF and Merger Sub has taken all action necessary so that the restrictions on a “business combination” (as such term is used in

Section 203 of the DGCL) contained in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the Merger. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other antitakeover Law or similar domestic or foreign Law applies with respect to SVF or Merger Sub in connection with this Agreement or the Merger. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar antitakeover agreement or plan in effect to which SVF or Merger Sub is subject, party or otherwise bound.

4.15 NASDAQ Stock Market Quotation. The issued and outstanding SVF Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “SVFC.” SVF is in compliance in all material respects with the rules of NASDAQ, and there is no Proceeding pending or, to the Knowledge of SVF, threatened against SVF by NASDAQ, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the SVF Class A Ordinary Shares or terminate the listing of SVF Class A Ordinary Shares on NASDAQ. None of SVF or its Affiliates has taken any action in an attempt to terminate the registration of the SVF Class A Ordinary Shares under the Exchange Act except as contemplated by this Agreement.

4.16 Brokers and Finders. Neither SVF nor Merger Sub, nor any of their respective directors or employees (including any officers), as applicable, has employed any investment banker, broker or finder or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees or other similar payments in connection with the Transactions, except that SVF has employed Deutsche Bank AG as its financial advisor in connection with the Transactions.

4.17 Taxes.

(a) SVF and Merger Sub: (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them with the appropriate Taxing authority, and all such filed Tax Returns are complete and correct in all material respects; (ii) have paid all income and other material Taxes that are required to be paid by them (whether or not shown on any Tax Returns), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); (iv) have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (v) as of the date of this Agreement, (A) have not engaged in any material audit, examination or other proceeding with a Taxing authority which has not been settled or resolved and (B) there is no such audit, examination or other proceeding threatened in writing or, to the Knowledge of SVF, currently pending; (vi) as of the date of this Agreement, (A) have not received any written claimed deficiency with respect to a material amount of Taxes that has not been paid or settled in full and (B) no written claim has been made by any Taxing authority in any jurisdiction where SVF or Merger Sub do not file Tax Returns that SVF or Merger Sub is, or may be, subject to Tax by that jurisdiction; (vii) have no liens with respect to Taxes other than permitted liens; (viii) are not party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement (excluding any agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes); and (ix) have not entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(b) No private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Taxing authority with respect to SVF or Merger Sub.

(c) Neither of SVF nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax Law); (iii) prepaid amounts received or deferred revenue realized or received on or prior to the

Closing Date (other than in the ordinary course of business); or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign applicable Law.

(d) Neither SVF nor Merger Sub has been a member of an affiliated, combined or unitary group filing a consolidated federal income Tax Return (other than a group the common parent of which is SVF).

(e) Neither SVF nor Merger Sub has (i) elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act, (ii) deferred payment of any Taxes (including withholding Taxes) pursuant to Internal Revenue Service Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including, without limitation, the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States) or (iii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.

(f) Merger Sub has at all times since its formation been treated as a disregarded entity or transitory entity for U.S. federal income Tax purposes.

4.18 No Outside Reliance. Notwithstanding anything to the contrary contained herein, each of SVF and Merger Sub, and any of their respective Representatives, acknowledge and agree that SVF has made its own investigation of the Company and that neither the Company nor any other Person is making any express or implied representation or warranty with respect to the Company or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, beyond those expressly given by the Company in Article III. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by SVF or its Representatives) or reviewed by SVF pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to SVF or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the completeness or correctness of any of the foregoing except as may be expressly set forth in Article III of this Agreement. Except as otherwise expressly set forth in this Agreement, SVF understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever.

4.19 No Other Representations or Warranties. Except for the representations and warranties made by SVF and Merger Sub in this Article IV, none of SVF, Merger Sub or any other Person makes any express or implied representation or warranty with respect to SVF, Merger Sub or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and each of SVF and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing, none of SVF, Merger Sub or any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to SVF, any of its Affiliates or any of their respective businesses, or (b) any oral or, except for the representations and warranties made by SVF or Merger Sub in this Article IV, written information made available to the Company or any of its Affiliates or Representatives in the course of their evaluation of SVF, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding anything to the contrary in the foregoing provisions of this Section 4.19, nothing in this Section 4.19 shall limit the Company’s remedies with respect to claims of fraud.

ARTICLE V

COVENANTS OF THE COMPANY

5.1 Interim Operations.

(a) Except (i) as described in Section 5.1(a) of the Company Disclosure Letter, (ii) as otherwise expressly required or permitted by this Agreement or any other Transaction Document, including for the avoidance of doubt, the steps reasonably required to consummate the Company Reorganization, (iii) as required by or reasonably responsive to applicable Law (including COVID-19 Measures) or any Governmental Entity, or (iv) as SVF shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company covenants and agrees as to itself and its Subsidiaries that, during the period from the date of this Agreement until the Closing or valid termination of this Agreement, the Company shall use its reasonable best efforts to operate the business of it and its Subsidiaries in the ordinary course consistent with past practice and to preserve their business organizations intact and maintain existing relations with all of the Company’s key customers, suppliers, creditors and employees; provided, however, that no action taken or failed to be taken by the Company or any of its Subsidiaries with respect to the matters specifically addressed by clauses (i) through (xx) of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action would constitute a breach of such clauses (i) through (xx).

(b) Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Closing or valid termination of this Agreement, except (w) as described in the corresponding subsection of Section 5.1(b) of the Company Disclosure Letter, (x) as otherwise expressly required or permitted by this Agreement or any other Transaction Document, including, for the avoidance of doubt, the Company Reorganization, (y) as required by or reasonably responsive to applicable Law (including COVID-19 Measures) or any Governmental Entity or (z) as SVF shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not and shall not permit its Subsidiaries to:

(i) adopt or propose any change in its or its Subsidiaries’ Organizational Documents;

(ii) merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions solely between or among the Company and/or any of its Wholly Owned Subsidiaries, or restructure, reorganize, dissolve or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on substantially all of its assets, operations or businesses;

(iii) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $2,000,000 or acquire any business or Person, by merger or consolidation, purchase of substantially all assets or equity interests or by any other manner, in each case, in any transaction or a series of related transactions, or enter into any joint venture or similar long-term business combination with another Person, other than acquisitions or other transactions pursuant to Contracts to which the Company or any of its Subsidiaries are a party that are in effect as of the date of this Agreement or entered into thereafter consistent with the terms hereof;

(iv) other than pursuant to Contracts to which the Company or any of its Subsidiaries are a party that are in effect as of the date of this Agreement or entered into thereafter consistent with the terms hereof, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, properties, licenses, operations, rights, product lines, businesses or interests therein, except for (A) transfers, sales, licenses or other dispositions in the ordinary course of business consistent with past practice and (B) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $5,000,000 in the aggregate;

(v) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a Wholly Owned Subsidiary of the Company to the

Company or another Wholly Owned Subsidiary of the Company), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock;

(vi) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(vii) declare, set aside, make or pay any dividend or distribution (other than any Tax Distribution, as defined by the Company LLC Agreement), payable in cash, stock, property or otherwise, with respect to any of its capital stock, or enter into any agreement with respect to the voting of its capital stock;

(viii) make any material loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any Wholly Owned Subsidiary of the Company), other than in the ordinary course of business;

(ix) incur any indebtedness for borrowed money or guarantee any such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice, not to exceed $2,000,000 in the aggregate;

(x) make or commit to make capital expenditures other than in an amount not in excess of the amount set forth in Section 5.1(b)(x) of the Company Disclosure Letter, except for any such expenditures (A) to the extent reasonably necessary to avoid a material business interruption as a result of any act of God, war, terrorism, earthquake, fire, hurricane, storm, flood, civil disturbance, explosion, partial or entire failure of utilities or information technology systems, or any other similar cause not reasonably within the control of the Company or its Subsidiaries or (B) not in excess of $5,000,000 in the aggregate during any consecutive twelve-month period;

(xi) other than with respect to Contracts with a supplier or customer of the Company or otherwise in the ordinary course of business, enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement; provided that the Company will reasonably consult with SVF before entering into any such Contract with any supplier or customer of the Company if the contemplated counterparty to such Contract is not a current supplier or customer, or an Affiliate of a current supplier or customer, of the Company;

(xii) amend, modify, fail to renew or terminate any Company Material Contract or waive or release any material rights, claims or benefits under any Company Material Contracts, other than expirations or non-renewals of any such Contract in the ordinary course of business;

(xiii) make any material changes with respect to its accounting policies or procedures, except as required by changes in Law or GAAP;

(xiv) other than with respect to any Proceeding in connection with, arising out of or otherwise related to a dispute among the Parties in connection with this Agreement or any of the Transaction Documents, settle any Proceeding, except where such settlement is covered by insurance or involves only the payment of monetary damages directly from the Company in an amount not more than $1,000,000 in the aggregate;

(xv) make any material Tax election in a manner inconsistent with past practice or revoke or change any material Tax election; file any material amended Tax Return; adopt or change any material Tax accounting method or period; enter into any agreement with a Taxing authority with respect to material Taxes; settle or compromise any examination, audit or other action with a Taxing authority of or relating to any material Taxes; extend, waive or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes; surrender any right to claim a refund in respect of material Taxes; or enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Taxing authority;

(xvi) except as required pursuant to the terms of any Company Benefit Plan as in effect on the date of this Agreement or as required by Law, (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee (including executive officers) with an annual salary or wage rate or consulting fees and target annual cash bonus opportunity in excess of $300,000 as of the date of this Agreement, (B) except in the ordinary course of business, consistent with past practice, become a party to, establish, adopt, amend, commence participation in or terminate any material Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards or, except in the ordinary course of business, consistent with past practice, under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any Company Employee, (F) hire any employee or engage any independent contractor (who is a natural person) with annual salary or wage rate or consulting fees and target annual cash bonus opportunity in excess of $300,000 or (G) terminate the employment of any executive officer other than for cause;

(xvii) sell, assign, lease, license, pledge, encumber, divest, abandon or otherwise dispose of, allow to lapse or expire, or fail to protect, any material Company Intellectual Property, other than grants of non-exclusive licenses in the ordinary course of business;

(xviii) become a party to, establish, adopt, amend, commence participation in or enter into any collective bargaining or other labor union Contract;

(xix) enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement; or

(xx) agree, authorize or commit to do any of the foregoing.

5.2 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (y) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, afford to SVF and its Representatives reasonable access from and after the date of this Agreement until the Effective Time, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, analyses and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company. The Parties shall use reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by SVF and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

5.3 No Claim Against the SVF Trust Account. The Company acknowledges that SVF is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read SVF’s final prospectus, dated March 10, 2021, and other SVF Reports, the SVF Organizational Documents, and the SVF Trust Agreement and understands that SVF has established the SVF Trust Account described therein for the benefit of SVF’s public stockholders and that disbursements from the SVF Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that SVF’s sole assets consist of the cash proceeds of SVF’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the SVF Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the transactions contemplated by this Agreement or, in the event of the termination of this Agreement, another Business Combination, are or is not consummated by March 12, 2023 or such later date as approved by the stockholders of SVF to complete a Business Combination, SVF will be obligated to return to its stockholders the amounts being held in the SVF Trust Account. Accordingly, for and in consideration of SVF entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and notwithstanding anything to the contrary in this Agreement or the Transaction Documents, the Company (on behalf of itself and its Affiliates) hereby irrevocably waives any past, present or future claim of any kind against, and any right to access, the SVF Trust Account (including any distributions therefrom), any trustee of the SVF Trust Account or SVF to collect from the SVF Trust Account (including any distributions therefrom) any monies that may be owed to them by SVF or any of its Affiliates for any reason whatsoever, and will not seek recourse against the SVF Trust Account (including any distributions therefrom) at any time for any reason whatsoever, including for any Willful Breach of this Agreement, any claims under this Agreement or any proposed or actual business relationship between SVF or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contractual, tort, equity or any other theory of legal liability. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SVF and its Affiliates to induce SVF to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law. To the extent the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SVF or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SVF or its Representatives, the Company hereby acknowledges and agrees that the Company’s and its Affiliates’ sole remedy shall be against funds held outside of the SVF Trust Account and that such claim shall not permit the Company or its Affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the SVF Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, this Section 5.3 shall survive indefinitely, including following the termination of this Agreement for any reason.

5.4 Acquisition Proposals; Alternative Transactions. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement by its terms, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and other employees and direct all other Representatives not to, (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person relating to, an Acquisition Proposal or Alternative Transaction or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries in connection with an Acquisition Proposal or Alternative Transaction, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal or Alternative Transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover Laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal or Alternative Transaction.

5.5 Company Equityholder Consent; Information Statement and Notices.

(a) In accordance with the Company’s Organizational Documents and the applicable requirements of the NHLLCA, and subject to the terms and conditions set forth in this Agreement, the Company shall seek and shall use its reasonable best efforts to promptly (and in any event within 48 hours) after the Registration Statement becomes effective obtain and deliver to SVF the Company Written Consent pursuant to Sections 304-C:60 and 304-C:156 of the NHLLCA adopting and approving the Company Merger Agreement, this Agreement, and the transactions contemplated hereby and thereby, including the Company Reorganization and the Merger.

(b) At the time that the Company seeks the Company Written Consent, it shall deliver an information statement regarding the Company Reorganization and the Merger (the “Information Statement”), including a notice of the availability to each Company Equityholder of dissenters’ rights and a copy of Sections 304-C:160 through 304-C:172 of the NHLLCA. The Information Statement shall constitute an information statement for the Company’s solicitation of consent of the Company Equityholders with respect to the adoption of this Agreement and the Company Merger Agreement and the approval of the Company Reorganization and the Merger, and a notice of the availability of dissenter rights with respect to the Company Reorganization under the NHLLCA. None of the information supplied or to be supplied by SVF or the Company for inclusion in the Information Statement or any amendment or supplement thereto will contain, as of the date of delivery of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) Within ten days after the date of the receipt of the Company Written Consent as provided for in Section 5.5(a), Warehouse Technologies shall prepare and mail to each Company Equityholder that has provided notice of its intent to exercise dissenters’ rights, if any, a statement meeting the requirements of Section 304-C:164 of the NHLLCA.

5.6 Prospectus/Proxy Filing; Information Supplied; Filings. Without limiting the generality of Section 7.1:

(a) In addition to the Audited Financial Statements and Unaudited Financial Statements, the Company shall provide to SVF any audited and interim financial statements of the Company required to be included in the Registration Statement or any other filings to be made by SVF with the SEC in connection with the Transactions; provided that, without limiting the foregoing, (i) the Company shall reasonably cooperate with SVF in connection with SVF’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required for the Registration Statement and (ii) the Company shall use its reasonable best efforts to provide SVF, as soon as reasonably practicable following the date of this Agreement, the PCAOB Audited Financials. The Company shall make their officers and employees and Representatives available to, in each case, during normal business hours and upon reasonable advanced notice, SVF and its legal counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC.

(b) From and after the date on which the Registration Statement becomes effective under the Securities Act, the Company will give SVF prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, SVF and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, that no information received by SVF pursuant to this Section 5.6 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Company Disclosure Letter.

ARTICLE VI

COVENANTS OF SVF

6.1 Conduct of SVF.

(a) Except (i) as otherwise expressly required or permitted by this Agreement or any other Transaction Document (including the steps required or advisable to consummate the Domestication and the Private Placements), (ii) as required by or reasonably responsive to applicable Law (including COVID-19 Measures) or any Governmental Entity or (iii) as the Company shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), SVF covenants and agrees as to itself and its Subsidiaries that, during the period from the date of this Agreement until the Closing or valid termination of this Agreement, SVF shall use its reasonable best efforts to operate the business of it and its Subsidiaries in the ordinary course consistent with past practice.

(b) Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Closing or valid termination of this Agreement, except (i) as otherwise expressly required or permitted by this Agreement or any Transaction Document (including as contemplated by the Domestication and the Private Placements), (ii) as required by or reasonably responsive to applicable Law (including COVID-19 Measures) or any Governmental Entity or (iii) as the Company shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), SVF will not and will not permit its Subsidiaries to:

(i) change, modify or amend, or seek any approval from the SVF Shareholders to change, modify or amend, the SVF Trust Agreement, the SVF Organizational Documents or the organizational documents of Merger Sub;

(ii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding shares or other equity interests, (B) consolidate, combine, reclassify or otherwise change any of its capital shares or other equity interests or (C) other than the redemption of any SVF Class A Ordinary Shares required by the Redemption Offer or as otherwise required by the SVF Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of, or other equity interests in, SVF;

(iii) enter into, or permit any of the assets owned or used by it to become bound by, any Contract, other than as expressly required in connection with the Transactions;

(iv) other than as expressly required by the Sponsor Support Agreement, the Sponsor Letter or the Forward Purchase Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of SVF or Merger Sub (including, for the avoidance of doubt, (A) the Sponsor and (B) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(v) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Wholly Owned Subsidiary or guarantee any debt securities of another Person, other than any indebtedness for borrowed money or guarantee incurred between SVF and Merger Sub;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any Wholly Owned Subsidiary of the Company or in connection with the Transactions);

(vii) make any material changes with respect to its accounting policies or procedures, except as required by changes in Law or GAAP;

(viii) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any shares of, or other equity interests in, SVF or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares or equity interests, other than the Transactions (including the transactions contemplated by the Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in the Forward Purchase Agreement;

(ix) except as contemplated by the SVF Incentive Plan or the SVF Employee Stock Purchase Plan, (A) adopt, amend or become obligated to contribute to, or incur liability (contingent or otherwise) or obligations under, any arrangement that would be an SVF Benefit Plan if in effect on the date hereof, (B) hire any employee or any other individual to provide services to SVF or its Subsidiaries or (C) become a party to, establish, adopt, amend, commence participation in or enter into any collective bargaining or other labor union Contract;

(x) make any material Tax election in a manner inconsistent with past practice or revoke or change any material Tax election; file any material amended Tax Return; adopt or change any material Tax accounting method or period; enter into any agreement with a Taxing authority with respect to material Taxes; settle or compromise any examination, audit or other action with a Taxing authority of or relating to any material Taxes; extend, waive or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes; surrender any right to claim a refund in respect of material Taxes; or enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Taxing authority;

(xi) (A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of SVF or its Subsidiaries (other than the Domestication or the Transactions);

(xii) make any capital expenditures;

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants and excluding the Company or any Wholly Owned Subsidiary of the Company), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiv) enter into any new line of business outside of the business currently conducted by SVF and its Subsidiaries as of the date of this Agreement; or

(xv) agree, authorize or commit to do any of the foregoing.

6.2 SVF Trust Account Matters.

(a) Trust Account. Prior to the Closing, none of the funds held in the SVF Trust Account may be used or released except (i) for the withdrawal of interest to pay any tax obligation owed by SVF as a result of assets owned by SVF and (ii) to effectuate the Redemption Offer. As of the Effective Time, the obligations of SVF to dissolve or liquidate within a specified time period as contained in the SVF Organizational Documents will be terminated and SVF shall not have any obligation whatsoever to dissolve and liquidate the assets of SVF by reason of the consummation of the Merger or otherwise, and no SVF Shareholder shall be entitled to receive any amount from the SVF Trust Account. Following the Closing, and upon notice to the trustee of the SVF Trust Account (the “SVF Trustee”) and the satisfaction of the requirements for release set forth in the SVF Trust Agreement, the SVF Trustee shall be obligated to release as promptly as practicable any and all amounts still due to holders of SVF Class A Ordinary Shares who have exercised their redemption rights with respect to shares of SVF Class A Ordinary Shares, and, thereafter, transfer all funds held in the SVF Trust Account to SVF (to be held as available cash on the balance sheet of SVF, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the SVF Trust Account and the SVF Trust Agreement to terminate.

(b) Redemption Offer. In connection with the Closing, SVF shall use its reasonable best efforts to cause the SVF Trustee to pay as and when due all amounts payable to SVF Shareholders holding SVF Class A Ordinary Shares sold in SVF’s initial public offering who shall have validly elected to redeem their SVF Class A Ordinary Shares (and who have not rescinded such election) pursuant to the SVF Organizational Documents and shall use its reasonable best efforts to cause the SVF Trustee to pay, as and when due, the Deferred Discount (as defined in the SVF Trust Agreement) pursuant to the terms of the SVF Trust Agreement. For avoidance of doubt, in the event that the consummation of the Redemption Offer occurs after the effectiveness of the Domestication, all references herein to the redemption of SVF Class A Ordinary Shares in connection with the Redemption Offer shall be deemed equally to refer, as of any time from and after the Domestication Effective Time, to the Surviving Pubco Class A Common Stock into which such SVF Class A Ordinary Shares have been converted pursuant to the Domestication.

6.3 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Pubco and the Surviving Company agree that they will indemnify and hold harmless, to the fullest extent SVF, Merger Sub or the Company would be permitted to do so under applicable Law and their respective Organizational Documents in effect as of the date of this Agreement, each present and former (determined as of the Effective Time) director and officer of SVF, Merger Sub and the Company and each of their respective Subsidiaries, in each case, when acting in such capacity (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the Transactions, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and SVF or the Surviving Company shall also advance expenses as incurred to the fullest extent that the Company, SVF or Merger Sub, as applicable, would have been permitted to do so under applicable Law and its respective Organizational Documents in effect as of the date of this Agreement; provided that, to the extent required by applicable Law, any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) SVF shall cause the Surviving Company, as of the Effective Time, to obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”), with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall SVF be required to expend for such policies a premium amount in excess of 300% of the aggregate annual premium payable by the Company for the Company’s current D&O Insurance for such purpose; provided, further, that if the cost of such insurance coverage exceeds such amount, SVF shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) The Surviving Pubco shall, as of the Effective Time, obtain and fully pay the premium for “tail” insurance policies for the extension of SVF’s existing D&O Insurance, in each case for the Tail Period, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as SVF’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the Surviving Pubco be required to expend for such policies a premium amount in excess of 300% of the aggregate annual premium payable by SVF for SVF’s current D&O Insurance for such purpose; provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Pubco shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) During the Tail Period, without limiting the foregoing, the Surviving Pubco shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain provisions in the Organizational Documents of SVF, Merger Sub, the Surviving Company or their respective subsidiaries concerning the indemnification and exculpation (including provisions relating to expense advancement) of any Indemnified Parties that are no less favorable to such Indemnified Parties than the provisions of such Organizational Documents as of the date of this Agreement and (ii) not amend, restate, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of such Indemnified Parties thereunder, in each case, except as required by Law.

(e) If the Surviving Pubco or the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Pubco or the Surviving Company shall assume all of the obligations set forth in this Section 6.3.

(f) Prior to the Closing, SVF shall use its reasonable best efforts to obtain D&O Insurance reasonably satisfactory to the Company and that shall be effective as of Closing and will cover those Persons who will be the directors and officers of the Surviving Pubco and its Subsidiaries (including the directors and officers of the Company and its Subsidiaries) at and after the Closing on terms not less favorable than the better of (i) the terms of the current directors’ and officers’ liability insurance in place for the Company’s and its Subsidiaries’ directors and officers and (ii) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NASDAQ, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Surviving Pubco and its Subsidiaries (including the Company and its Subsidiaries).

(g) The rights of the Indemnified Parties under this Section 6.3 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of SVF, Merger Sub, the Company or any of their respective Subsidiaries, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to SVF, Merger Sub, the Company or any of their respective Subsidiaries for any of their respective directors, officers or other employees (it being understood that the indemnification provided by this Section 6.3 is not prior to or in substitution of any such claims under such policies).

(h) This Section 6.3 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 6.3.

6.4 Approval of Shareholder of Merger Sub. Immediately following execution of this Agreement, SVF shall execute and deliver, in accordance with applicable Law and its Organizational Documents, in its capacity as sole shareholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement (the “Merger Sub Written Consent”).

6.5 Inspections. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SVF or its Subsidiaries by third parties that may be in SVF’s or its Subsidiaries’ possession from time to time, and except for any information which in the opinion of legal counsel of SVF would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which SVF or any of its Subsidiaries is bound, SVF shall afford to the Company, its Affiliates and their respective Representatives reasonable access from and after the date of this Agreement until the Effective Time, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, Tax Returns, records, analyses and appropriate officers and employees of SVF, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of SVF that are in the possession of SVF as such Representatives may reasonably request. The Parties shall use their respective reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

6.6 SVF NASDAQ Listing.

(a) From the date hereof through the Closing, SVF shall ensure SVF remains listed as a public company on, and for SVF Class A Ordinary Shares to be listed on, the NASDAQ.

(b) SVF shall cause the shares of Surviving Pubco Class A Common Stock to be issued in connection with the Transactions to be approved for listing on the NASDAQ prior to the Closing Date.

6.7 SVF Public Filings. From the date hereof through the Closing, SVF shall keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities Laws. Upon the Company’s reasonable determination that the Surviving Pubco may be required to file any quarterly or annual reports containing stand-alone financial statements of SVF pursuant to the Exchange Act after the Closing but prior to the Surviving Pubco being required pursuant to the Exchange Act to file any consolidated financial statements, SVF shall deliver to the Company prior to the Closing a draft of any such reports required to be filed during such period, which is sufficiently developed, in the Company’s reasonable determination, such that it can be timely filed and when filed will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law.

6.8 Private Placements; Forward Purchase. SVF and Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and do, or cause to be done, all things necessary (including enforcing its rights under the Subscription Agreements), on or prior to the Closing Date, to consummate the purchases contemplated by the Subscription Agreements and the Forward Purchase Agreement on the terms and conditions described or contemplated therein, including using their respective reasonable best efforts to enforce their respective rights under the Subscription Agreements and the Forward Purchase Agreement to cause the Subscribers and the Forward Purchaser, as applicable, to pay to (or as directed by) SVF the applicable purchase price under each Subscriber’s applicable Subscription Agreement or the Forward Purchase Agreement, as applicable, in accordance with its terms. Unless otherwise approved in writing by the Company, SVF shall not permit any amendment or modification to be made to or any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements or the Forward Purchase Agreement.

6.9 Director and Officer Appointments. Except as otherwise agreed in writing by the Company and SVF prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NASDAQ listing requirements, SVF shall take all actions necessary or appropriate to cause the individuals set forth in, or selected in the manner set forth in, Section 6.9 of the Company Disclosure Letter to be appointed as the directors and/or officers of the Surviving Pubco, as indicated therein, in each case effective as of the Effective Time. On the Closing Date, the Surviving Pubco shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals who comprise the board of directors of Surviving Pubco from and following the Effective Time, which indemnification agreements shall continue to be effective following the Closing.

6.10 Exclusivity. From and after the date of this Agreement until the Effective Time, SVF shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its members or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) other than with the Company, its members and their respective Affiliates and Representatives. SVF shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

6.11 Stockholder Litigation. In the event that any litigation related to this Agreement, any Transaction Document or the transactions contemplated hereby or thereby is brought, or, to the Knowledge of SVF, threatened in writing, against SVF or the board of directors of SVF by any SVF Shareholder prior to the Closing, SVF shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. SVF shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company.

ARTICLE VII

JOINT COVENANTS

7.1 Preparation of Registration Statement.

(a) As promptly as practicable following the execution and delivery of this Agreement, SVF shall prepare, with the assistance of the Company, and, as promptly as practicable following the delivery of the PCAOB Audited Financials, cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of Surviving Pubco to be issued under this Agreement and pursuant to the Domestication. Each of SVF and the Company shall use its reasonable best efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing date and to keep the Registration Statement effective as long as is necessary to consummate the Merger. SVF and the Company shall share equally in the payment of all filing fees in connection with the preparation, filing and mailing of the Registration Statement. Each of SVF and the Company shall ensure that none of the information supplied by it, or by any other Person acting on its behalf, for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act or on the date the Proxy Statement is first mailed to SVF Shareholders, or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of SVF and the Company shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement. As promptly as practicable after the date on which the Registration Statement is declared effective under the Securities Act, SVF will cause the Proxy Statement to be mailed to SVF Shareholders.

(b) Each of SVF and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to any comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If SVF or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) SVF, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. SVF and the Company shall use their respective reasonable best efforts to cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of SVF Class A Ordinary Shares and SVF Class B Ordinary Shares, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the SVF Organizational Documents. Each of the Company and SVF shall provide the other Parties with copies of any written comments, and shall inform such other Parties of any oral comments, that SVF receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) SVF agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) approval of the Business Combination (as defined in the SVF Organizational Documents) and the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations (the “Transaction Proposal”), (ii) approval of the Surviving Pubco Certificate of Incorporation (the “Amendment Proposal”) and each change to the Surviving Pubco Certificate of Incorporation that is required to be separately approved, (iii) to the extent required by the NASDAQ listing rules, approval of the issuance of the Aggregate Merger Consideration together with the Surviving Pubco Class A Common Stock pursuant to the Subscription Agreements and/or the Forward Purchase Agreement (the “NASDAQ Proposal”), (iv) approval of the Domestication (the “Domestication Proposal”), (v) the approval and adoption of the SVF Incentive Plan (the “SVF Incentive Plan Proposal”), (vi) the approval and adoption of the SVF Employee Stock Purchase Plan (the “SVF Employee Stock Purchase Plan Proposal”), (vii) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (viii) approval of any other proposals reasonably agreed by SVF and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (together with the Transaction Proposal, the Amendment Proposal, the NASDAQ Proposal, the Domestication Proposal and the SVF Incentive Plan Proposal and the SVF Employee Stock Purchase Plan Proposal the “Proposals”). Except with the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which SVF shall propose to be acted on by the SVF Shareholders at the Special Meeting.

7.2 SVF Special Meeting.

(a) SVF shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the Cayman Companies Act and the Exchange Act, (ii) after the Registration Statement is declared effective under the Securities Act, cause the Proxy Statement to be disseminated to the SVF Shareholders in compliance with applicable Law and (iii) solicit proxies from the holders of SVF Class A Ordinary Shares and SVF Class B Ordinary Shares to vote in accordance with the recommendation of the SVF Board with respect to each of the Proposals.

(b) SVF shall, through the SVF Board, recommend to the SVF Shareholders that they approve the Proposals (the “SVF Board Recommendation”) and shall include the SVF Board Recommendation in the Proxy Statement except in the case of a Modification in Recommendation. The SVF Board shall be permitted to change, withdraw, withhold, qualify and/or modify, and/or publicly propose to change, withdraw, withhold, qualify and/or modify, the SVF Board Recommendation (a “Modification in Recommendation”) if the SVF Board shall have determined in good faith that a failure to make a Modification in Recommendation would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the SVF Board shall not be entitled to exercise its right to make a Modification in Recommendation pursuant to this sentence unless (i) SVF has provided to the Company three Business Days’ prior written notice (the “Notice Period”) advising the Company that SVF intends to take such action and specifying the reasons therefor in reasonable detail and (ii) during the Notice Period, to the extent requested in writing by the Company, SVF has negotiated in good faith with the Company (to the extent the Company wishes to do so), including providing the Company the opportunity to make a presentation to the SVF Board regarding this Agreement and, to the extent applicable, any proposed revisions thereto. For the avoidance of doubt, a Modification in Recommendation will not (A) change the approval of this Agreement or any other approval of the SVF Board or (B) affect SVF’s obligations pursuant to this Section 7.2(b) (other than as set forth in the immediately preceding sentence) or elsewhere in this Agreement.

(c) To the fullest extent permitted by applicable Law, SVF’s obligations to establish a record date for, duly call, give notice of, convene and hold the Special Meeting shall not be affected by any Modification in Recommendation. SVF may only postpone or adjourn the Special Meeting (i) upon receipt of a Company Adjournment Request, (ii) to solicit additional proxies for the purpose of obtaining the SVF Shareholder Approval, (iii) for the absence of a quorum, (iv) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that SVF has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by SVF Shareholders prior to the Special Meeting and (v) permit completion of any pending Notice Period; provided that, without the consent of the Company, the Special Meeting (x) may not be adjourned to a date that is more than 20 Business Days in the aggregate after the date for which the Special Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three Business Days prior to the Outside Date; provided, further that if, as of the Outside Date, the Special Meeting has been scheduled and subsequently postponed or adjourned as permitted by this Section 7.2(c), then the Outside Date shall automatically extend to the fourth Business Day after the earlier of (I) the 20th Business Day after the date for which the Special Meeting was originally scheduled and (II) the date the Special Meeting is held and concluded. By written notice, the Company may request that SVF adjourn the Special Meeting (“Company Adjournment Request”) until the earlier of (x) 15 days after the date for which the Special Meeting was then scheduled or (y) the date that is the third Business Day prior to the Outside Date, if the Company believes in good faith that such adjournment is necessary in order to solicit additional proxies for the purpose of obtaining the SVF Shareholder Approval or for the absence of a quorum of SVF Shareholders. Upon receipt of the Company Adjournment Request, SVF shall adjourn the Special Meeting for the period of time specified in the Company Adjournment Request; provided that the Company may not issue more than two Company Adjournment Requests.

7.3 Cooperation; Efforts to Consummate.

(a) On the terms and subject to the conditions set forth in this Agreement, the Company and SVF shall cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, clearances, permits and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions. Notwithstanding anything to the contrary contained herein, in no event shall either the Company or SVF or any of their respective Affiliates be required to pay any consideration to any contractual third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Notwithstanding anything to the contrary contained herein, no action taken by the Company or SVF under this Section 7.3 will constitute a breach of Section 5.1 or Section 6.1, respectively.

(b) On the terms and subject to the conditions set forth in this Agreement, the Company and SVF shall cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions necessary to obtain as promptly as reasonably practicable all consents, registrations, approvals, clearances, permits and authorizations necessary or advisable to be obtained from any third party; provided, however, that all such third-party consents, registrations, approvals, clearances, permits and authorizations may not be obtained, and the respective obligation of each Party to consummate the Merger is not subject to all such third-party consents, registrations, approvals, clearances, permits and authorizations being obtained.

(c) SVF and the Company shall each have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with all of the information relating to SVF or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions. Neither the Company nor SVF shall permit any of its officers or other Representatives to participate in any meeting or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. In exercising the foregoing rights, each of the Company and SVF shall act reasonably and as promptly as reasonably practicable. SVF and the Company shall share equally in the payment of all filing fees pursuant to the HSR Act and any other Antitrust Laws in connection with the Transactions.

(d) Notwithstanding anything to the contrary contained herein, and without limiting the generality of the foregoing, nothing shall be deemed to require any Affiliates of SVF, other than the Sponsor, to, (i) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of such Affiliate, (ii) take or commit to take actions that limit the freedom of action of such Affiliate with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of such Affiliates, (iii) grant any financial, legal or other accommodation to any Person or (iv) propose, negotiate, commit to or effect any other condition, commitment or remedy of any kind.

(e) SVF and Merger Sub shall not take any action, including agreeing to or consummating any merger, acquisition or other transaction, that would reasonably be expected to prevent, restrict or delay (i) the receipt of any consent, registration, approval, clearance, permit or authorization from any Governmental Entity or any other Person in connection with the Transactions or (ii) the consummation of the Transactions.

7.4 Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and SVF each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by SVF or the Company, as applicable, or any of its Subsidiaries or Affiliates, from any third party or any Governmental Entity with respect to the Transactions. The Company and SVF each shall give prompt notice to the other of any Effect that has had or would reasonably be expected to have a Material Adverse Effect or a material adverse effect on SVF, as applicable, or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or SVF to consummate the Transactions, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided that the delivery of any notice pursuant to this Section 7.4 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party or update the Company Disclosure Letter.

7.5 SEC Matters. Notwithstanding anything to the contrary contained in Section 7.6, prior to the Closing, the Company shall have the right to require SVF to disclose material events of the Company or its Subsidiaries on a Form 8-K or as additional soliciting material pursuant to Section 14A, as appropriate; provided that the Company shall provide SVF and SVF’s counsel with a reasonable opportunity to review and comment upon any such disclosure and cooperate with SVF with respect to the final form and substance of any such disclosure.

7.6 Publicity. The initial press release with respect to the Transactions shall be a joint press release and, subject to Section 7.5, thereafter the Company and SVF shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including, for the avoidance of doubt, any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or NASDAQ or (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law. Each of the Company and SVF may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and SVF. The Company may make any statements or communications to its officers or employees pertaining to compensation or benefit matters that are affected by the Transaction; provided that, prior to making any broad-based statements or communications to its officers or employees, the Company shall provide SVF with a copy of the intended communication and consider any comments of SVF in good faith.

7.7 Section 16 Matters. Prior to the Closing, each of SVF, Merger Sub and the Company shall take all steps as may be required, to the extent permitted under applicable Law, to cause any acquisitions of Surviving Company Common Units or Surviving Pubco Class V Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under SEC Rule 16b-3(d) promulgated under the Exchange Act.

7.8 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, SVF shall pay all Transfer Taxes required to be paid by the Company, SVF or any of their Subsidiaries incurred in connection with the Transactions. The Party required by applicable Law to file any Tax Returns with respect to any such Transfer Taxes shall be responsible for the preparation and filing of such Tax Return, and the other Parties will join in the execution of any such Tax Returns if required by applicable Law.

(b) Tax Treatment. For U.S. federal income Tax purposes (and to the extent applicable, state, local and non-U.S. income Tax purposes), the Parties intend that (i) the Domestication be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement be adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations promulgated thereunder; (ii) the Company Reorganization and the Merger result in (x) Symbotic and the Surviving Company, as applicable, being treated as a continuation of the Company and (y) subject to the following clause (iii), Eligible Symbotic Equityholders continuing as partners of such continued partnership, and (iii) the repurchase by the Surviving Company of the Surviving Company Common Units held by certain Eligible Symbotic Equityholders pursuant to the Purchase Agreement, be treated as a sale by such Eligible Symbotic Equityholders of their Surviving Company Common Units to the Surviving Pubco in a taxable transaction under Section 741 of the Code, giving rise to an adjustment to the Surviving Pubco’s tax basis in the direct and indirect assets of the Surviving Company pursuant to Section 743(b) of the Code. Each Party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code or a change in applicable Law after the date hereof, cause all Tax Returns to be filed on a basis consistent with the foregoing.

(c) Partnership Tax Matters.

(i) The Parties hereto agree to use the interim “closing of the books” method under Section 706 of the Code and the Treasury Regulations thereunder to allocate income, gain, loss, deduction or any other items of the Surviving Company between the Surviving Pubco and the Eligible Symbotic Equityholders for the taxable period that includes the Closing Date.

(ii) The Surviving Pubco shall ensure that a valid election under Section 754 of the Code (and any corresponding provisions of state and local Law) is in effect for the Surviving Company for the taxable year that includes the Closing Date and for subsequent taxable years.

(iii) With respect to any audit, examination, claim or similar Proceeding with respect to Taxes, Tax matters or Tax Returns of the Company (which reference shall include, for the avoidance of doubt, Symbotic and the Surviving Company, each as the continuation of the Company for applicable Tax purposes) for any taxable year (or a portion thereof) ending on or before the Closing Date (a “Tax Proceeding”), (i) the Surviving Pubco shall not, and shall not cause the Surviving Company to, concede, settle or compromise any such Tax Proceeding without the prior written consent of the Partnership Representative (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) to the extent permitted by applicable Law, the Surviving Company shall (and shall cause the Partnership Representative to) make a “push-out” election under Section 6226 of the Code (and any analogous election under state and local Tax Law).

(iv) The Surviving Pubco shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns for the Surviving Company and its Subsidiaries required to be filed after the Closing. With respect to any Tax Returns relating to a taxable period (or portion thereof) ending on or before the Closing Date, (x) such Tax Returns shall be prepared consistent with past practice, except as otherwise required by applicable Law, (y) the Surviving Pubco shall submit such Tax Returns to the Partnership Representative no later than 30 days prior to filing any such Tax Return for review and make any changes to such Tax Returns reasonably requested by the Partnership Representative to the extent such comments relate to any Tax item that would have any impact that is not immaterial on the Eligible Symbotic Equityholders, and (z) no such Tax Returns shall be filed without the prior written consent of the Partnership Representative (such consent not to be unreasonably withheld, conditioned or delayed).

(d) Cooperation. The Surviving Pubco and Symbotic shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in connection with the filing of Tax Returns and any audit examination, claim or similar Proceeding with respect to Taxes. Such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information reasonably relevant to any such Tax Return or audit, examination, claim or similar Proceeding with respect to Taxes, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the provision of such powers of attorney as may be necessary to allow for the filing of Tax Returns or the control of any audit, examination, claim or similar Proceeding with respect to Taxes.

(e) Prior to the Closing Date, the Company shall deliver to SVF Internal Revenue Service Forms W-9 completed and executed on behalf of each Eligible Symbotic Equityholder that is a party to the Purchase Agreement.

(f) Tax Allocation. Within 90 days after the Closing Date, Symbotic will deliver to the Surviving Pubco a schedule (the “Tax Allocation”) showing (x) an allocation of the aggregate purchase price paid for U.S. federal income tax purposes (inclusive of all amounts treated as paid pursuant to Section 752(d) of the Code and any other amounts properly taken into account for U.S. federal income tax purposes) to the Eligible Symbotic Equityholders among the assets of Symbotic and its Subsidiaries and (y) the fair market value of the assets of Symbotic and its Subsidiaries, for purposes of Sections 743(b) and 704(c) of the Code and in accordance with Sections 751, 755, and 1060 of the Code. Symbotic shall consider in good faith any reasonable comments provided thereto by the Surviving Pubco. The Parties agree to (and to cause their Affiliates to) file all of their Tax Returns consistent with the Tax Allocation.

7.9 SVF Incentive Plan and SVF Employee Stock Purchase Plan. Subject to the receipt of the SVF Shareholder Approval, SVF shall, prior to the Effective Time, approve and adopt the SVF Incentive Plan and the SVF Employee Stock Purchase Plan to be effective in connection with the Closing, which shall be in the forms set forth in Exhibit G and Exhibit H, respectively.

ARTICLE VIII

CONDITIONS

8.1 Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Effective Time of each of the following conditions:

(a) Company Approval. The Company Requisite Approval shall have been obtained.

(b) SVF Shareholder Approval. The SVF Shareholder Approval shall have been obtained.

(c) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no Proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(d) Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and makes illegal or otherwise prohibits the consummation of the Transactions.

(e) Private Placements. Private Placements providing equity financing to SVF in an amount not less than $50,000,000 shall have been consummated or will be consummated concurrently with the Closing.

(f) Net Tangible Assets. SVF shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the completion of the Redemption Offer.

(g) Reorganization. The Company Reorganization shall have become effective.

8.2 Conditions to Obligation of SVF and Merger Sub. The respective obligation of SVF and Merger Sub to consummate the Merger is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by SVF at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company and Symbotic set forth in Section 3.1(a) (Organization, Good Standing and Qualification), Sections 3.2(a), (c) and (g) (Capital Structure of the Company), Section 3.3 (Corporate Authority and Approval) and Section 3.18 (Brokers and Finders) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), in each case, in all material respects; provided, that, references to “the Company” for purposes of this Section 8.2(a)(i) shall mean Symbotic after giving effect to the Company Reorganization.

(ii) Each of the representations and warranties of the Company and Symbotic set forth in Section 3.6(a) (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); provided, that, references to “the Company” for purposes of this Section 8.2(a)(ii) shall mean Symbotic after giving effect to the Company Reorganization.

(iii) Each other representation and warranty of the Company and Symbotic set forth in Article III of this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; provided, that, references to “the Company” for purposes of this Section 8.2(a)(iii) shall mean Symbotic after giving effect to the Company Reorganization.

(b) Performance of Obligations of the Company and Symbotic. Each of the Company and Symbotic shall have performed or complied in all material respects with each of its obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has resulted in a Material Adverse Effect and is continuing as of the Closing.

(d) Company Closing Certificate. SVF and Merger Sub shall have received a certificate signed on behalf of the Company and Symbotic by an officer of the Company certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) Transaction Documents. The Company and Symbotic shall have delivered a counterpart of each of the Transaction Documents to which it or any of its Affiliates is a party to SVF.

8.3 Conditions to Obligation of the Company and Symbotic. The respective obligation of the Company and Symbotic to consummate the Merger is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

(i) Each of the representations and warranties of SVF and Merger Sub set forth in Section 4.1 (Organization, Good Standing and Qualification), Section 4.2 (Capital Structure), Section 4.3 (Corporate Authority; Approval), Section 4.11 (SVF Trust Account) and Section 4.16 (Brokers and Finders) shall be true and correct (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), in each case, in all material respects.

(ii) The other representations and warranties of SVF and Merger Sub set forth in this Agreement shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or material adverse effect set forth therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on SVF or prevent, materially delay or materially impair the ability of SVF or Merger Sub to consummate the Transactions.

(b) Performance of Obligations of SVF and Merger Sub. Each of SVF and Merger Sub shall have performed or complied in all material respects with each of its obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) SVF and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of SVF and Merger Sub by an executive officer of SVF certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d) Listing. The shares of Surviving Pubco Class A Common Stock contemplated to be listed pursuant to this Agreement shall have been listed on NASDAQ and shall be eligible for continued listing on NASDAQ immediately following the Closing (as if it were a new initial listing by an issuer that had never been listed prior to the Closing).

(e) D&O Resignations. The directors and executive officers of SVF listed in Section 8.3(e) of the Company Disclosure Letter shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.

(f) Required Funds. The Closing SVF Cash shall equal or exceed $350,000,000.

(g) Forward Purchase Agreement. The transactions contemplated by the Forward Purchase Agreement shall have been consummated.

(h) Transaction Documents. SVF shall have delivered a counterpart of each of the Transaction Documents to which it or any of its Affiliates is a party to the Company.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the mutual written consent of the Company and SVF.

9.2 Termination by Either SVF or the Company

. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by written notice of either the Company or SVF to the other if:

(a) the Merger shall not have been consummated by 5:00 p.m. (New York time) on the date that is 180 days after the date of this Agreement, as such date may be extended pursuant to Section 7.2(c) (the “Initial Outside Date”); provided, that if the Registration Statement has been filed with the SEC but the SEC has not declared the Registration Statement effective as of fourteen days prior to the Initial Outside Date, then SVF or the Company shall have the option to extend the Initial Outside Date for 60 days upon written notice to the other Party delivered no later than 5:00 p.m. (New York time) on the date that is three Business Days prior to the Initial Outside Date (the Initial Outside Date or such extended date, the “Outside Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(b) the SVF Shareholder Approval shall not have been obtained at the SVF Shareholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(c) any Law or Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have been enacted, issued, promulgated, enforced or entered and shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the enactment, issuance, promulgation, enforcement or entry of such Law or Governmental Order; provided, further, that the Governmental Entity issuing such Governmental Order has jurisdiction over the Parties with respect to the transactions contemplated hereby.

9.3 Termination by SVF. This Agreement may be terminated and the Merger may be abandoned by SVF by providing written notice to the Company if:

(a) at any time prior to the Effective Time, there has been a breach by the Company or Symbotic of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by SVF to the Company or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 9.3 shall not be available to SVF if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(b) the Company shall have failed to deliver the PCAOB Audited Financials by February 28, 2022;

(c) the PCAOB Audited Financials contains material restatements, deviations, differences or modifications from the Audited Financial Statements of the corresponding fiscal year that would reasonably be expected to significantly and negatively impact the Equity Value based on the valuation methodology used to determine the equity value of the Company included in that certain non-binding term sheet, dated August 2, 2021, between the Company and SVF; provided, however, that the right to terminate this Agreement pursuant to this Section 9.3(c) shall not be available to SVF if it has failed to notify the Company in writing of its determination to terminate this Agreement pursuant to this Section 9.3(c) on or prior to 5:00 p.m. (New York time) on the date that is 15 days after the date of delivery by the Company of the PCAOB Audited Financials; or

(d) the Company shall have failed to obtain the Company Requisite Approval within 48 hours after the Registration Statement becomes effective.

9.4 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company by providing written notice to SVF if, at any time prior to the Effective Time, there has been a breach by SVF or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by the Company to SVF or (ii) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 9.4 shall not be available to the Company if it has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

9.5 Effect of Termination and Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything to the contrary contained herein, (a) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful Breach of this Agreement prior to such termination, subject to Section 5.3 (No Claim Against the SVF Trust Account) and (b) the provisions set forth in this Section 9.5, Section 9.6 and the second sentence of Section 10.1 shall survive the termination of this Agreement.

9.6 Reimbursement Fee.

(a) In the event that this Agreement is terminated by SVF in accordance with Section 9.3(b) or Section 9.3(c), then promptly, but in any event within two Business Days after the date of such termination, the Company shall pay to SVF an amount in cash equal to $2,000,000 (the “Reimbursement Fee”), by wire transfer of immediately available funds to a bank account designated in writing by SVF.

(b) The Parties acknowledge that the agreements contained in this Section 9.6 are an integral part of the Transactions and that, without these agreements, the Parties would not otherwise enter into this Agreement. Accordingly, if the Company fails to pay the Reimbursement Fee on or prior to the date such amount is due hereunder and, in order to obtain payment of such amount, SVF commences a Proceeding that results in a final, non-appealable judgment against the Company for the payment of such amount, then the Company shall pay interest on such amount at an annual rate equal to the prime rate as published in the Wall Street Journal in effect on the date such amount was originally due hereunder, which shall accrue from such date through the date that payment is actually delivered.

(c) If the Company is required to pay the Reimbursement Fee pursuant to Section 9.6(a), and the Company pays the full amount of the Reimbursement Fee, then, subject to Section 9.5, (i) the payment of such fee (together with any amounts paid or payable pursuant to Section 9.6(b)) shall be the sole and exclusive remedy of SVF, Merger Sub and their Affiliates against the Company and its Affiliates for any losses suffered or incurred as a result of or under this Agreement or the Transactions, including the failure of the Closing to occur, and (ii) neither SVF nor Merger Sub shall bring, and they shall not permit any of their respective Affiliates to bring, any Proceeding against the Company or its Affiliates in connection with any such failure of the Closing to occur.

(d) The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Reimbursement Fee on more than one occasion and (ii) any payment of the Reimbursement Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate SVF and Merger Sub in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and agree that the right of SVF to receive the Reimbursement Fee shall not limit or otherwise affect the rights of SVF or Merger Sub to specific performance as provided in Section 10.5.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Survival. Article I, this Article X and the agreements of the Company, SVF and Merger Sub contained in Section 3.21 (No Outside Reliance), Section 3.22 (No Other Representations or Warranties), Section 4.18 (No Outside Reliance), Section 4.19 (No Other Representations or Warranties), Section 6.3 (Indemnification; Directors’ and Officers’ Insurance), Section 7.8 (Tax Matters), Section 10.8 (Expenses) and the provisions that substantively define any related defined terms not substantively defined in Exhibit A and the Confidentiality Agreement and those other covenants and agreements contained herein that by their terms apply, or that are to be performed, in whole or in part, after the Effective Time, shall survive the Effective Time. Article I, this Article X, the agreements of the Company, SVF and Merger Sub contained in Section 3.21 (No Outside Reliance), Section 3.22 (No Other Representations or Warranties), Section 4.18 (No Outside Reliance), Section 4.19 (No Other Representations or Warranties), Section 5.3 (No Claim Against the SVF Trust Account), Section 10.8 (Expenses), Section 9.5 (Effect of Termination and Abandonment), Section 9.6 (Reimbursement Fee) and the provisions that substantively define any related defined terms not substantively defined in Exhibit A and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the Effective Time or the termination of this Agreement.

10.2 Modification or Amendment; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 6.3 (Indemnification; Directors’ and Officers’ Insurance), at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by SVF, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

10.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT AND ALL PROCEEDINGS AGAINST ANY PARTY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED, GOVERNED BY, AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, INCLUDING, SUBJECT TO SECTION 10.1, ITS STATUTES OF LIMITATIONS, WITHOUT REGARD TO ANY BORROWING STATUTE THAT WOULD RESULT IN THE APPLICATION OF THE STATUTE OF LIMITATIONS OF ANY OTHER JURISDICTION OR THE CONFLICTS OF LAWS PROVISIONS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PROVISIONS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION, EXCEPT TO THE EXTENT THE AUTHORIZATION, EFFECTIVENESS AND EFFECT OF (1) THE DOMESTICATION ARE REQUIRED TO

BE GOVERNED BY THE CAYMAN COMPANIES ACT AND (2) THE COMPANY REORGANIZATION ARE REQUIRED TO BE GOVERNED BY THE NHLLCA.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.4(c).

10.5 Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

10.6 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.6:

If to the Company:

c/o Symbotic
200 Research Drive
Wilmington, MA 01887
Attention: Corey Dufresne
Email: cdufresne@symbotic.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004 and 1870 Embarcadero Road Palo Alto, CA 94303
Attention: Robert W. Downes George Sampas Matthew B. Goodman
Email: downesr@sullcrom.com sampasg@sullcrom.com goodmanm@sullcrom.com

If to SVF or Merger Sub:

Softbank Investment Advisors Legal
One Circle Star Way
San Carlos, CA 94070
Attention: General Counsel
Email: legal@softbank.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas New York, NY 10019
Attention: Jeffrey D. Marell Austin Pollet
Email: jmarell@paulweiss.com apollet@paulweiss.com

10.7 Entire Agreement.

(a) This Agreement (including the Exhibits), the Company Disclosure Letter, the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to such matters.

(b) Each Party acknowledges the provisions set forth in Section 3.21 (No Outside Reliance), Section 3.22 (No Other Representations or Warranties), Section 4.18 (No Outside Reliance), and Section 4.19 (No Other Representations or Warranties) and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, the Transaction Documents or any instrument or other document delivered pursuant to this Agreement or the Transaction Documents, (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the completeness or correctness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement, the Transaction Documents or any instrument or other document delivered pursuant to this Agreement or the Transaction Documents.

10.8 Expenses. Whether or not the Merger is consummated, except as otherwise provided in this Agreement, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement, the Transaction Documents and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense.

10.9 Third-Party Beneficiaries. Except from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 6.3 (Indemnification; Directors’ and Officers’ Insurance), the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.10 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions may only be brought against the Persons expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 10.10 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.

10.11 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.12 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 10.12 shall be null and void.

10.13 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The Preamble and all Recital, Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified herein or context otherwise requires.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (viii) the words “security” and “securities,” when used in reference to the obligations of and/or interests in the issuer thereof, shall be interpreted broadly to mean any such obligation or interest and not be limited to a “security” or “securities” as determined pursuant to Article 8 of the Uniform Commercial Code, 6 Del. C. §§ 8-101 et seq.

(d) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(e) When calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days, shall refer to calendar days unless Business Days are specified.

(f) Unless otherwise specified herein or context otherwise requires, all references to (i) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference and (ii) this Agreement mean this Agreement (taking into account the provisions of Section 10.7) as amended or otherwise modified from time to time in accordance with Section 10.2.

(g) All references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement as of the applicable date or during the applicable period of time, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision as of the applicable date or during the applicable period of time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith by a Governmental Entity.

(h) Unless otherwise specified herein or context otherwise requires, references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties such obligation shall be deemed satisfied if (i) such one or more Parties or Representatives thereof made such information or document available in any virtual data rooms established by or on behalf of the Company or otherwise to such other Party or Parties or its or their Representatives, in each case in connection with the transactions contemplated by this Agreement prior to the execution and delivery of this Agreement, or (ii) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions at least one Business Day prior to the date of this Agreement.

(i) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article III, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be expected to have either a Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement.

(j) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

WAREHOUSE TECHNOLOGIES LLC

By	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President

SVF INVESTMENT CORP. 3

By	/s/ Ioannis Pipilis
Name: Ioannis Pipilis
Title: Chairman and Chief Executive Officer

SATURN ACQUISITION (DE) CORP.

By	/s/ Kokoro Motegi
Name: Kokoro Motegi
Title: President

SYMBOTIC HOLDINGS LLC

By	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President

[Signature Page to Business Combination Agreement]

Exhibit A

Certain Definitions

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries or (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act), resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or 15% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company, in each case other than the Transactions or the acquisition or disposition of inventory, equipment or other tangible personal property in the ordinary course of business.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Aggregate Merger Consideration” means (a) a number of Surviving Company Common Units issuable in the Merger equal to the Equity Value divided by $10.00, and (b) an equal number of shares of Surviving Pubco Class V-3 Common Stock or Surviving Pubco Class V-1 Common Stock, as applicable, in each case issuable to holders of Symbotic Common Units in connection with the Merger.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” means the schedule, to be delivered in accordance with the terms of the Company Merger Agreement, setting forth the final allocation of the Aggregate Merger Consideration entitled to be received by the holders of each Company Unit as of the Closing.

“Alternative Transaction” means a transaction (other than any Transaction) concerning the sale or transfer of any of the shares of Company Stock or other equity interests or profits of the Company or any of its Subsidiaries, whether newly issued or already outstanding, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise.

“Amendment Proposal” has the meaning set forth in Section 7.1(c).

“Anti-Corruption Laws” has the meaning set forth in Section 3.11(d).

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition, merger control or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Date” has the meaning set forth in Section 3.5(c).

“Audited Financial Statements” has the meaning set forth in Section 3.5(a).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3(a).

“Business Combination” has the meaning ascribed to such term in the SVF Organizational Documents.

“Business Combination Proposal” has the meaning set forth in Section 6.10.

“Business Day” means any day ending at 11:59 p.m. (New York time) other than a Saturday or Sunday or a day on which banks in the City of New York or, solely with respect to the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economics Security Act as signed into law by the President of the United States on March 27, 2020.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Cash Contribution” has the meaning set forth in Section 2.5(c).

“Cayman Companies Act” has the meaning set forth in the Recitals.

“Certificate of Merger” has the meaning set forth in Section 1.5.

“Chosen Courts” has the meaning set forth in Section 10.4(b).

“Closing” has the meaning set forth in Section 1.4(a).

“Closing Date” has the meaning set forth in Section 1.4(a).

“Closing SVF Cash” means, without duplication, an amount equal to (a) the funds contained in the SVF Trust Account as of immediately prior to the Effective Time; plus (b) all other Cash and Cash Equivalents of SVF; plus (c) the cash proceeds from the Private Placements and the Forward Purchase; minus (d) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any SVF Class A Ordinary Shares pursuant to the Redemption Offer (to the extent not already paid as of immediately prior to the Effective Time); minus (e) any Outstanding Company Expenses (including any fees and expenses associated with SVF’s initial public offering, including any deferred underwriting fees) and Outstanding SVF Expenses.

“Code” has the meaning set forth in Section 3.9(c).

“Company” has the meaning set forth in the Preamble.

“Company Adjournment Request” has the meaning set forth in Section 7.2(c).

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, retirement, retention, severance, termination or change-in-control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Company Board” means the board of managers of the Company.

“Company Class A Units” means the Company’s Class A Units, as defined in the Company LLC Agreement.

“Company Class B Preferred Units” means the Company’s Class B Preferred Units, as defined in the Company LLC Agreement.

“Company Class B-1 Preferred Units” means the Company’s Class B-1 Preferred Units, as defined in the Company LLC Agreement.

“Company Class B-2 Preferred Units” means the Company’s Class B-2 Preferred Units, as defined in the Company LLC Agreement.

“Company Class C Units” means the Company’s Class C Units, as defined in the Company LLC Agreement.

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Employee” means any current or former employee, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.

“Company Equityholder” means the holder of a Company Unit.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Fully Diluted Capital Stock” means the aggregate number of Symbotic Common Units that are issued and outstanding as of immediately prior to the Effective Time after giving effect to the Company Reorganization.

“Company Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Company LLC Agreement” means that certain Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated April 30, 2021.

“Company Material Contract” has the meaning set forth in Section 3.17(a)(xii).

“Company Owned Software” has the meaning set forth in Section 3.15(i).

“Company Reorganization” has the meaning set forth in the Recitals.

“Company Requisite Approval” has the meaning set forth in Section 3.3(a).

“Company Top Customer” has the meaning set forth in Section 3.19(a).

“Company Top Supplier” has the meaning set forth in Section 3.19(a).

“Company Units” means, collectively, the Company Class A Units, the Company Class B Preferred Units, the Company Class B-1 Preferred Units, the Company Class B-2 Preferred Units and the Company Class C Units.

“Company Warrants” means all warrants to purchase Company Units.

“Company Written Consent” has the meaning set forth in the Recitals.

“Confidentiality Agreement” means the confidentiality agreement, entered into between an affiliate of the Company and SVF, dated July 20, 2021.

“Contract” means any legally binding contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“D&O Insurance” has the meaning set forth in Section 6.3(b).

“DGCL” has the meaning set forth in the Recitals.

“DLLCA” has the meaning set forth in the Recitals.

“Domestication” has the meaning set forth in the Recitals.

“Domestication Effective Time” has the meaning set forth in Section 1.1(a).

“Domestication Proposal” has the meaning set forth in Section 7.1(c).

“Earnout Interests” means an equal number of Surviving Company Common Units and shares of Surviving Pubco Class V-1 Common Stock, or such other shares or other securities into which such Surviving Company Common Units and/or Surviving Pubco Class V-1 Common Stock are converted, exchanged, reclassified or otherwise changed, as the case may be, from time to time.

“Earnout Notice” has the meaning set forth in Section 2.7(a).

“Earnout Period” means the period beginning on the Closing Date and ending on the date that is the seventh anniversary of the Closing Date.

“Earnout Pro Rata Share” means the pro rata portion of the Aggregate Merger Consideration allocated to each Eligible Symbotic Equityholder as set forth in the Allocation Schedule pursuant to Section 2.6.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Effective Time” has the meaning set forth in Section 1.5.

“Eligible Symbotic Equityholder” has the meaning set forth in Section 2.4.

“Eligible Units” has the meaning set forth in Section 2.1.

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health and safety as it relates to any Hazardous Substance or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance, but excluding any Law concerning products liability.

“Equity Value” means (i) $4,500,000,000, plus (ii) the Repurchase Amount plus (iii) the Net Warrant Exercise Proceeds.

“Equityholders Support Agreement” has the meaning set forth in the Recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” has the meaning set forth in the definition of “Company Benefit Plan.”

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.4(a).

“Exchange Ratio” means the quotient of (a) (i) the Equity Value divided by (ii) 10.00, divided by (b) the number of shares of Company Fully Diluted Capital Stock.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

“Financial Statements” has the meaning set forth in Section 3.5(a).

“Forward Purchase” means the transactions contemplated and consummated pursuant to the Forward Purchase Agreement.

“Forward Purchase Agreement” means the Forward Purchase Agreement, dated March 8, 2021, by and between SVF and SVF II SPAC Investment 2 (DE) LLC (the “Forward Purchaser”).

“Founder” means Richard B. Cohen.

“Founder Related Entities” means each of RBC 2021 4 Year GRAT, RBC Millennium Trust, RJJRP Holdings, Inc., The Jill Cohen Mill Trust, The Kanter Family Trust, PLC Family Trust, The 2014 QSST F/B/O Perry Cohen and The 2014 QSST F/B/O Rachel Cohen Kanter.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any United States federal, state or local, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority (including, for the avoidance of doubt, NASDAQ), agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Hazardous Substance” means any: (a) substance that is listed, designated, classified or regulated pursuant to any Environmental Law; (b) any substance that is a petroleum product or by-product, asbestos-

containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) other substance that poses a risk of harm or may be the subject of regulation or liability in connection with any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases (as determined in accordance with GAAP), (g) obligations under any currency or interest swap or other interest or currency protection, hedging or financial futures transaction or arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice.

“Indemnified Parties” has the meaning set forth in Section 6.3(a).

“Information Statement” has the meaning set forth in Section 5.5(b).

“Initial Outside Date” has the meaning set forth in Section 9.2(a).

“Insurance Policies” has the meaning set forth in Section 3.16.

“Intellectual Property Rights” means all rights anywhere in the world in or to: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (b) patents, patent applications, registrations, and invention disclosures, including divisional, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including proprietary or confidential processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (d) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (e) Internet domain names and URLs; (f) common law rights and moral rights associated with any of the foregoing; and (g) all similar or other intellectual property, industrial or proprietary rights.

“International Trade Laws” means any of the following: (a) any Laws concerning the importation of merchandise or items (including technology, services and software), including, but not limited to, those administered by U.S. Customs and Border Protection or the U.S. Department of Commerce; (b) any Laws concerning the exportation or re-exportation of items (including technology, services, and software), including, but not limited to, those administered by the U.S. Department of Commerce or the U.S. Department of State; or (c) any economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. State Department, the United Nations, Canada, the European Union, or the United Kingdom.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means information technology devices, computers, Software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Knowledge” when used in this Agreement (a) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed in Section 1.1(a) of the Company Disclosure Letter and (b) with respect to SVF means the actual knowledge of the executive officers of SVF, in each of clauses (a) and (b) of this definition, after the due inquiry of their respective direct reports.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Leases” has the meaning set forth in Section 3.14(b).

“Letter of Transmittal” has the meaning set forth in Section 2.4(b).

“License” means any permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Lien” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“LLCA Counterpart” has the meaning set forth in Section 2.4(b).

“Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the business, assets, results of operations or financial condition of the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries, taken as a whole, none of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) Effects generally affecting the economy, credit, capital, supply chain, securities or financial markets or political, regulatory or business conditions in any jurisdiction; (b) Effects that are the result of factors generally affecting the industry, markets or geographical areas in which the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries operate or where any of their products or inputs thereof are sourced; (c) any Effect on the relationship of the Company (or Symbotic, after giving effect to the Company Reorganization) or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, landlords, partners or similar relationship as a result of the entry into, announcement or performance of the Transactions (provided that the exception in this clause (c) shall not apply to any representations or warranties set forth in Section 3.4 or the closing condition related thereto); (d) changes or modifications in GAAP or in any applicable Law or in the official interpretation or enforcement thereof, after the date of this Agreement; (e) any failure by the Company (or Symbotic, after giving effect to the

Company Reorganization) to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (e) shall not prevent a determination that any Effect not otherwise excluded from this definition of Material Adverse Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; (f) any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster; (g) any Effect resulting from a pandemic (including the COVID-19 pandemic, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), outbreak of illness or other public health event or any other force majeure event; (h) any Proceeding arising from allegations of any breach of fiduciary duty or allegations of violation of Law relating to this Agreement or the Transactions; provided that the exception in this clause (h) shall not prevent a determination that any Effect not otherwise excluded from this definition of Material Adverse Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect; (i) any actions taken by the Company (or Symbotic, after giving effect to the Company Reorganization) after the date of this Agreement that are required to be taken by this Agreement or at SVF’s written request or consent; (j) any matter set forth on the Company Disclosure Letter; or (k) any Effects to the extent actually known by the executive officers of SVF on or prior to the date hereof; provided, further, that, with respect to clauses (a), (b), (d), (f) and (g), such Effect may be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company (or Symbotic, after giving effect to the Company Reorganization) and its Subsidiaries conduct their respective operations.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Written Consent” has the meaning set forth in Section 6.4.

“Modification in Recommendation” has the meaning set forth in Section 7.2(b).

“NASDAQ” means the NASDAQ Stock Market.

“NASDAQ Proposal” has the meaning set forth in Section 7.1(c).

“Net Warrant Exercise Proceeds” means the amount of any cash received (which shall be shown as a positive number) or paid by the Company (which shall be shown as a negative number) on or prior to the Closing in connection with the Warrant Settlement (but, for the avoidance of doubt, not including any cash received by the Company with respect to the Restricted Units).

“NHLLCA” has the meaning set forth in the Recitals.

“Notice Period” has the meaning set forth in Section 7.2(b).

“Organizational Documents” means (a) with respect to any person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (b) with respect to any person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Outstanding Company Expenses” has the meaning set forth in Section 2.5(a).

“Outstanding SVF Expenses” has the meaning set forth in Section 2.5(b).

“Ownership Allocation” has the meaning set forth in Section 2.6, as may be updated pursuant to Section 2.6.

“Partnership Representative” shall mean the Person designated as the “tax matters partner” or the “partnership representative” of Symbotic under the Company LLC Agreement.

“Party” has the meaning set forth in the Preamble.

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Audited Financials” means the audited consolidated balance sheets of the Company and its Subsidiaries for the fiscal years ended September 26, 2020 and September 25, 2021, and the audited consolidated statement of operations, statements of comprehensive income (loss), statements of changes in redeemable preferred and common units and members’ deficit and statements of cash flows of the Company and its Subsidiaries for the same period, together with the notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (which reports shall be unqualified), in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB.

“Per Unit Merger Consideration” has the meaning set forth in Section 2.1(d).

“Permitted Liens” means the following Liens: (a) Liens for current Taxes, assessments or other governmental charges not yet delinquent, or which may be hereafter paid without penalty or that the taxpayer is contesting in good faith through appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s or other like common law, statutory or consensual Liens arising or incurred in the ordinary course of business and which do not materially impair the present use and operation of, or materially and adversely affect the value of, the assets to which they relate, or deposits to obtain the release of such Liens; (c) with respect to leasehold interests, mortgages and other Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of any real property subject to a Lease; (d) zoning, building, subdivision, entitlement, conservation restriction and other land use and environmental regulations, easements, covenants, rights of way or other similar requirements or restrictions, none of which (i) materially and adversely interfere with the present uses of the real property or (ii) materially and adversely affect the value of the specific parcel of real property to which they relate; (e) zoning promulgated by Governmental Entities; (f) non-exclusive licenses or sublicenses under Intellectual Property Rights owned by or licensed to the Company granted to any licensee in the ordinary course of business; (g) Liens identified in the Financial Statements; and (h) other Liens that do not, individually or in the aggregate, materially impair the present use and operation of, or materially and adversely affect the value of, the assets to which they relate.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that (a) alone or in combination with other information held by the Company or any of its Subsidiaries can be used to identify an individual person, household, device or browser, or (b) is otherwise protected under applicable Laws relating to data privacy and security of personal information.

“Private Placement” has the meaning set forth in the Recitals.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Proposals” has the meaning set forth in Section 7.1(c).

“Proxy Statement” means the proxy statement relating to SVF’s Special Meeting.

“Pubco Share Consideration” has the meaning set forth in Section 2.4(b).

“Purchase Agreement” has the meaning set forth in the Recitals.

“Redeeming Shareholder” means a SVF Shareholder who demands that SVF redeem its SVF Class A Ordinary Shares for cash in connection with the Transactions and in accordance with the SVF Organizational Documents.

“Redemption Offer” has the meaning set forth in the Recitals.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or applicable issuing authority.

“Registered Intellectual Property” has the meaning set forth in Section 3.15(a).

“Registrar” has the meaning set forth in Section 1.1(a).

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Registration Statement” has the meaning set forth in Section 7.1(a).

“Reimbursement Fee” has the meaning set forth in Section 9.6(a).

“Reorganization Certificates of Merger” has the meaning set forth in Section 1.2(a).

“Reorganization Effective Time” has the meaning set forth in Section 1.2(a).

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys-in-fact, accountant or other advisor, agent or other representative of such person, in each case acting in their capacity as such.

“Repurchase Amount” means an amount equal to (i) $126,000,000 plus (ii) the Net Warrant Exercise Proceeds; provided that the Repurchase Amount shall not exceed $300,000,000 or be less than $0.

“Requisite Equityholders” means the Founder, the Founder Related Entities, Perry Cohen, Iman Abbasi, William M. Boyd III, George Dramalis, Robert Doucette, Corey C. Dufresne and Thomas Ernst.

“Restricted Unit” has the meaning set forth in the Recitals.

“Sanctioned Jurisdiction” has the meaning set forth in Section 3.11(e).

“Sanctioned Person” has the meaning set forth in Section 3.11(e).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means any and all: (a) computer programs and other software, including software implementations of algorithms, models, application programing interfaces, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof, together with input and output formats; (b) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections (whether machine readable or otherwise); (c) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (d) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (e) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Special Meeting” means an extraordinary general meeting of the holders of SVF Ordinary Shares to be held for the purpose of approving the Proposals.

“Sponsor” means SVF Sponsor III (DE) LLC, a Delaware limited liability company.

“Sponsor Letter” has the meaning set forth in the Recitals.

“Sponsor Support Agreement” has the meaning set forth in the Recitals.

“Subscribers” has the meaning set forth in the Recitals.

“Subscription Agreements” has the meaning set forth in the Recitals.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Surviving Company” has the meaning set forth in Section 1.3.

“Surviving Company Common Units” means the common units of the Surviving Company.

“Surviving Company LLC Agreement” has the meaning set forth in Section 1.6.

“Surviving Pubco” has the meaning set forth in the Recitals.

“Surviving Pubco Bylaws” has the meaning set forth in Section 1.1(c).

“Surviving Pubco Certificate of Incorporation” has the meaning set forth in the Recitals.

“Surviving Pubco Class A Common Stock” has the meaning set forth in Section 1.1(b).

“Surviving Pubco Class B Common Stock” has the meaning set forth in Section 1.1(b).

“Surviving Pubco Class V Common Stock” means, collectively, the Surviving Pubco Class V-1 Common Stock and the Surviving Pubco Class V-3 Common Stock.

“Surviving Pubco Class V-1 Common Stock” means Surviving Pubco’s Class V-1 Common Stock, par value $0.0001.

“Surviving Pubco Class V-3 Common Stock” means Surviving Pubco’s Class V-3 Common Stock, par value $0.0001.

“SVF” has the meaning set forth in the Preamble.

“SVF Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by SVF or any of its Subsidiaries including, but not limited to, ERISA Plans, employment, retirement, retention, severance, termination or change-in-control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“SVF Board” means the board of directors of SVF.

“SVF Board Recommendation” has the meaning set forth in Section 7.2(b).

“SVF Class A Ordinary Shares” means SVF’s Class A ordinary shares, par value $0.0001 per share.

“SVF Class B Ordinary Shares” means SVF’s Class B ordinary shares, par value $0.0001 per share.

“SVF Employee Stock Purchase Plan” has the meaning specified in the Recitals.

“SVF Employee Stock Purchase Plan Proposal” has the meaning set forth in Section 7.1(c).

“SVF Incentive Plan” has the meaning specified in the Recitals.

“SVF Incentive Plan Proposal” has the meaning set forth in Section 7.1(c).

“SVF Ordinary Shares” means, collectively, the SVF Class A Ordinary Shares and SVF Class B Ordinary Shares.

“SVF Organizational Documents” means (a) prior to the Domestication, the Amended and Restated Memorandum and Articles of Association of SVF, adopted by Special Resolution dated March 8, 2021, and (b) after the Domestication, the Surviving Pubco Certificate of Incorporation and the Surviving Pubco Bylaws.

“SVF Preference Shares” has the meaning set forth in Section 4.2(a).

“SVF Reports” has the meaning set forth in Section 4.5(a).

“SVF Shareholder” means a holder of SVF Ordinary Shares.

“SVF Shareholder Approval” has the meaning set forth in Section 4.3(b).

“SVF Shareholders Meeting” means the meeting of shareholders of SVF to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“SVF Trust Account” has the meaning set forth in Section 4.11.

“SVF Trust Agreement” has the meaning set forth in Section 4.11.

“SVF Trustee” has the meaning set forth in Section 6.2(a).

“Symbotic” has the meaning set forth in the Recitals.

“Symbotic Common Units” has the meaning set forth in the Recitals.

“Symbotic Equityholder” means the holder of a Symbotic Common Unit.

“Tail Period” has the meaning set forth in Section 6.3(b).

“Tax Allocation” has the meaning set forth in Section 7.8(f).

“Tax Receivable Agreement” has the meaning set forth in the Recitals.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed or supplied to Governmental Entity.

“Taxes” means all federal, state, local and foreign taxes, levies, fees, imposts, government charges, duties or assessments, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, including, without limitation, income, profits, franchise, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy, license, branch, premium, windfall profits, capital gains, ad valorem, inventory, franchise, profits, social security (or similar), compensation, utility, goods and services, transfer, registration, alternative or add-on minimum, estimated and other taxes of any nature whatsoever.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Trading Day” means any day on which the shares of Surviving Pubco Class A Common Stock are actually traded on NASDAQ or such other stock market on which the shares of Surviving Pubco Class A Common Stock are trading at the time of the determination.

“Transaction Documents” means, collectively, (a) the Sponsor Support Agreement, (b) the Registration Rights Agreement, (c) the Subscription Agreements, (d) the Forward Purchase Agreement, (e) the Equityholders Support Agreement, (f) the Tax Receivable Agreement, (g) the Purchase Agreement, (h) the Company Merger Agreement and (i) the Sponsor Letter.

“Transaction Proposal” has the meaning set forth in Section 7.1(c).

“Transactions” means the transactions contemplated by this Agreement, including the Merger and the Domestication.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Transmittal Materials” has the meaning set forth in Section 2.4(b).

“Triggering Event” means each of Triggering Event I, Triggering Event II and Triggering Event III.

“Triggering Event I” means the first date on which the volume weighted average price of shares of Surviving Pubco Class A Common Stock over any 20 Trading Days within the preceding 30 consecutive Trading Day period during the Earnout Period is greater than or equal to $12.00 (which shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the shares of Surviving Pubco Class A Common Stock occurring on or after the Closing).

“Triggering Event II” means the first date on which the volume weighted average price of shares of Surviving Pubco Class A Common Stock over any 20 Trading Days within the preceding 30 consecutive Trading Day period during the Earnout Period is greater than or equal to $14.00 (which shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the shares of Surviving Pubco Class A Common Stock occurring on or after the Closing).

“Triggering Event III” means the first date on which the volume weighted average price of shares of Surviving Pubco Class A Common Stock over any 20 Trading Days within the preceding 30 consecutive Trading Day period during the Earnout Period is greater than or equal to $16.00 (which shall be equitably adjusted to reflect stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the shares of Surviving Pubco Class A Common Stock occurring on or after the Closing).

“Unaudited Financial Statements” has the meaning set forth in Section 3.5(a).

“Warrant Settlement” has the meaning set forth in the Recitals.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Exhibit B

Form of Certificate of Incorporation of Surviving Pubco

(see attached)

Exhibit C

Form of Bylaws of Surviving Pubco

(see attached)

Exhibit D

Form of Second Amended and Restated LLC Agreement of the Surviving Company

(see attached)

Exhibit E

Form of Tax Receivable Agreement

(see attached)

Exhibit F

Form of Registration Rights Agreement

(see attached)

Exhibit G

Form of SVF Incentive Plan

(see attached)

Exhibit H

Form of SVF Employee Stock Purchase Plan

(see attached)

Exhibit I

Form of Company Written Consent

(see attached)

ANNEX B

FINAL FORM

CERTIFICATE OF INCORPORATION

OF

SYMBOTIC INC.

The undersigned incorporator, in order to form a corporation under the General Corporation Law of the State of Delaware (as amended, the “DGCL”), certifies as follows:

ARTICLE I.

NAME

Section 1.01 The name of the corporation is Symbotic Inc. (the “Corporation”).

ARTICLE II.

REGISTERED OFFICE AND AGENT

Section 2.01 The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware, 19801, and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III.

PURPOSE

Section 3.01 The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV.

CAPITAL STOCK

Section 4.01 The total number of shares of capital stock which the Corporation shall have authority to issue is 4,508,000,000 shares, each with a par value of $0.0001 per share, consisting of: (a) a class of 4,458,000,000 shares designated as common stock, of which (i) 3,000,000,000 shares shall be a series designated as Class A Common Stock (the “Class A Common Stock”), (ii) 1,000,000,000 shares shall be a series designated as Class V-1 Common Stock (the “Class V-1 Common Stock”), (iii) 450,000,000 shares shall be a series designated as Class V-3 Common Stock (the “Class V-3 Common Stock”) and (iv) 8,000,000 shares shall be a series designated as Class B Common Stock (the “Class B Common Stock” and, together with the Class A Common Stock, Class V-1 Common Stock and Class V-3 Common Stock, the “Common Stock”); and (b) a class of 50,000,000 shares designated as preferred stock (the “Preferred Stock”).

Section 4.02 Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of any class or series of the Common Stock or the Preferred Stock may be increased or decreased, in each case, by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of the first sentence of Section 242(b)(2) of the DGCL entitling holders of the outstanding shares of a class to vote as a class, and no vote of the holders of any class or series of the Common Stock or the Preferred Stock voting separately as a class will be required therefor; provided that the number of authorized shares of any particular class or series may not be decreased below the number of shares of such class then outstanding, plus:

(a) in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (x) the exchange of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock, together with the corresponding Common Unit of Symbotic Holdings LLC (as defined in, and with such rights, powers and preferences as designated in, the Second Amended and Restated Limited Liability Company Agreement of Symbotic Holdings LLC (such agreement, as may be amended or otherwise modified from time to time in accordance with the terms thereof, the “LLC Agreement,” and such common units, “Opco Common Units”)), pursuant to the LLC Agreement and (y) the exercise of options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock outstanding or reserved for issuance under any equity-based compensation plan of the Corporation or its subsidiaries;

(b) in the case of Class V-1 Common Stock, the number of shares of Class V-1 Common Stock issuable in connection with (x) the conversion of all outstanding shares of Class V-3 Common Stock into shares of Class V-1 Common Stock pursuant to Article V and (y) the exercise of options, warrants, exchange rights, conversion rights or similar rights for Class V-1 Common Stock outstanding or reserved for issuance under any equity-based compensation plan of the Corporation or its subsidiaries; and

(c) in the case of Class V-3 Common Stock, the number of shares of Class V-3 Common Stock issuable in connection with the exercise of options, warrants, exchange rights, conversion rights or similar rights for Class V-3 Common Stock outstanding or reserved for issuance under any equity-based compensation plan of the Corporation or its subsidiaries.

Section 4.03 The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

(a) Common Stock.

(i) General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

(ii) Voting.

(A) Except as otherwise provided herein or in any Certificate of Designation or expressly required by law, the holders of the shares of Common Stock, as such, shall exclusively possess all voting power with respect to the Corporation and, at any annual or special meeting of the stockholders of the Corporation, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

(B) Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and (1) each holder of Class A Common Stock or Class B Common Stock shall be entitled to one vote for each share of Class A Common Stock or Class B Common Stock, respectively, held of record by such holder, (2) each holder of Class V-1 Common Stock shall be entitled to one vote for each share of Class V-1 Common Stock held of record by such holder and (3) each holder of Class V-3 Common Stock shall be entitled to three votes for each share of Class V-3 Common Stock held of record by such holder, in each case, as of the record date for determining stockholders entitled to vote on such matter.

(C) Except as otherwise provided herein or expressly required by law, the holders of Common Stock, as such, will vote together as a single class on all matters (or, if any holders of any series of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of such series of Preferred Stock). Notwithstanding anything to the contrary set forth in this certificate of incorporation (as may be amended, restated, amended and restated or otherwise modified from time to time in accordance with its terms, this “Certificate of Incorporation”), the holders of the outstanding shares of any series of Common Stock shall be entitled to vote as a separate class upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would adversely alter or change the powers, preferences or special rights of such series of Common Stock.

(D) Except as expressly required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

(iii) Dividends; Stock Splits or Combinations.

(A) Subject to the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Class A Common Stock and Class B Common Stock, as such, shall be entitled to the payment of dividends and other distributions of cash, stock or property on the Class A Common Stock and Class B Common Stock, respectively, when, as and if declared by the Board of Directors in accordance with law.

(B) Except as provided in Section 4.03(a)(iii)(C) with respect to stock dividends, dividends of cash or property may not be declared or paid on shares of Class V-1 Common Stock or Class V-3 Common Stock.

(C) In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any series of Common Stock (each, a “Stock Adjustment”) unless (1) a corresponding Stock Adjustment for all other series of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner and (2) the applicable Stock Adjustment has been reflected in the same economically equivalent manner on all Opco Common Units. Stock dividends with respect to each series of Common Stock may only be paid with shares of stock of the same series of Common Stock.

(iv) Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then-outstanding Class A Common Stock and Class B Common Stock pro rata in accordance with the number of shares of Class A Common Stock and Class B Common Stock held by each such holder. Without limiting the rights of the holders of Class V-1 Common Stock and Class V-3 Common Stock to exchange their shares of Class V-1 Common Stock and Class V-3 Common Stock, respectively, together with the corresponding Opco Common Units, for shares of Class A Common Stock pursuant to the LLC Agreement, the holders of shares of Class V-1 Common Stock and Class V-3 Common Stock shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(v) Automatic Conversion of Class B Common Stock at Effective Time. At the Effective Time (as defined in the Business Combination Agreement (as defined below)), each share of Class B Common Stock outstanding immediately prior to the Effective Time shall automatically, without any further action, convert into one share of Class A Common Stock. Following such conversion, the reissuance of shares of Class B Common Stock shall be prohibited, and such shares shall be retired and cancelled in accordance with Section 243 of the DGCL and the filing with the Office of the Secretary of State of the State of Delaware

required thereby, and upon such retirement and cancellation, all references to Class B Common Stock in this Certificate of Incorporation shall be eliminated. Any stock certificate that, immediately prior to the Effective Time, represented shares of Class B Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Class A Common Stock into which such former shares of Class B Common Stock have been converted pursuant to the first sentence of this Section 4.03(a)(v). As used herein, the “Business Combination Agreement” means that certain Agreement and Plan of Merger, dated as of December 12, 2021, by and among Warehouse Technologies LLC, the Corporation (f/k/a SVF Investment Corp. 3), Symbotic Holdings LLC and Saturn Acquisition (DE) Corp., as the same may be amended, supplemented or otherwise modified from time to time.

(b) Preferred Stock.

(i) Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as provided herein.

(ii) Authority is hereby expressly granted to the Board of Directors from time to time to create and issue the Preferred Stock in one or more series, and in connection with the creation and issuance of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing provisions of this Section 4.03, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

Section 4.04 Paired Common Stock.

(a) Definitions. For purposes of this Section 4.04:

(i) “Independent Directors” means members of the Board of Directors who are not officers or otherwise employees of the Corporation or its subsidiaries (provided that a director shall not be considered an officer or employee of the Corporation solely due to such director’s position as a member of the Board of Directors or the board of directors or similar governing body of one or more subsidiaries of the Corporation, nor shall the position of “Chairperson” or similar title of the Board of Directors be construed as an officer position for purposes of this Section 4.04, regardless if designated as such in the Bylaws (as defined below)).

(ii) “Liquidation Event” means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Change of Control (as defined in the LLC Agreement).

(iii) “Paired Common Stock” means Class V-1 Common Stock and Class V-3 Common Stock, shares of each of which, as further described in the LLC Agreement, correspond to Opco Common Units.

(iv) “Transfer” means, with respect to Paired Common Stock, any direct or indirect transfer (including, for the avoidance of doubt, pursuant to the division of a limited liability company, limited partnership or other entity), sale, assignment, pledge, lease, redemption, hypothecation, mortgage, gift, creation of security interest, lien or trust (voting or otherwise) or other encumbrance, or other disposition of any Paired

Common Stock; provided, however, that notwithstanding anything to the contrary herein, the following shall not be considered a “Transfer”: (A) the grant of a proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; (B) entering into a voting agreement that provides for the grant of a voting proxy to the Chief Executive Officer of the Corporation; (C) entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, in each case as amended (the “Exchange Act”), with a broker or other nominee where the holder entering into the plan retains Voting Control over the shares (provided, however, that a Transfer of such shares of Paired Common Stock by such broker or other nominee pursuant to such plan shall constitute a “Transfer” at the time of such Transfer); or (D) entering into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or other merger or consolidation, or taking any actions contemplated thereby (provided that such Liquidation Event or other merger or consolidation and such agreement or understanding was approved by a majority of the Independent Directors then in office in advance of the entry into such agreement or understanding). With respect to Opco Common Units, “Transfer” shall have the meaning set forth in the LLC Agreement. The term “Transferred” when used as a verb shall have its correlative meaning.

(v) “Voting Control” means with respect to a share of Paired Common Stock the exclusive power (whether directly or indirectly) to vote or direct the voting of such share of Paired Common Stock by proxy, voting agreement or otherwise.

(b) Transfer of Paired Common Stock. No holder of Paired Common Stock may Transfer shares of Paired Common Stock to any person unless such holder also simultaneously Transfers an equal number of such holder’s Opco Common Units to the same person in accordance with the terms of the LLC Agreement. Upon a Transfer of Opco Common Units in accordance with the LLC Agreement, an equal number of shares of Paired Common Stock held by the holder of such Opco Common Units will automatically and simultaneously be Transferred to the same transferee of such Opco Common Units. Any attempted or purported Transfer of shares of Paired Common Stock in violation of the foregoing restrictions shall be null and void.

(c) Redemption of Paired Common Stock. A holder of Opco Common Units may cause to be redeemed all or any portion of its Opco Common Units, together with the cancellation of an equal number of shares of Paired Common Stock, on the terms and subject to the conditions set forth in the LLC Agreement. To the extent that any holder of Paired Common Stock exercises its right pursuant to the LLC Agreement to have some or all of such holder’s Opco Common Units redeemed in accordance with the LLC Agreement, then simultaneously with the payment of the consideration due under the LLC Agreement to such holder of Paired Common Stock for such holder’s Opco Common Units, such holder shall be deemed to have Transferred and surrendered to the Corporation for no consideration such number of shares of Paired Common Stock registered in the name of the redeeming or exchanging holder of Paired Common Stock equal to the number of Opco Common Units held by such holder of Paired Common Stock that are redeemed or exchanged in such redemption or exchange transaction, and such Paired Common Stock so Transferred and surrendered to the Corporation shall thereupon be automatically canceled and shall not be reissued, and the Corporation shall take all necessary action to retire such shares promptly thereafter.

(d) Cancellation of Paired Common Stock. A holder of Paired Common Stock may surrender shares of Paired Common Stock to the Corporation for no consideration at any time. Following the surrender of any shares of Paired Common Stock to the Corporation, the Corporation will take all actions necessary to retire such shares and such shares shall not be re-issued by the Corporation. In the event that any outstanding share of Paired Common Stock shall cease to be held directly or indirectly by a holder of an Opco Common Unit, as set forth in the books and records of Symbotic Holdings LLC, such shares shall automatically and without further action on the part of the Corporation or any holder of Paired Common Stock be transferred to the Corporation and cancelled for no consideration. In the event that the number of shares of Paired Common Stock held by a holder ceases to equal the number of Opco Common Units held by such holder, as set forth in the books and records of Symbotic Holdings LLC, any shares of Paired Common Stock held in excess of the number of Opco Common

Units held by such holder shall automatically and without further action on the part of the Corporation or such holder be transferred to the Corporation and cancelled for no consideration.

(e) At any time when there are no longer any shares of Class V-1 Common Stock or Class V-3 Common Stock outstanding, the Corporation shall, without the need of stockholder approval, take all necessary action to retire all such shares and make appropriate filings under Section 243 of the DGCL so as to eliminate from this Certificate of Incorporation all references to the Class V-1 Common Stock and Class V-3 Common Stock, including to delete this Section 4.04 in its entirety.

ARTICLE V.

CONVERSION

Section 5.01 Voluntary Conversion. Each share of Class V-3 Common Stock shall be convertible into one share of Class V-1 Common Stock at the option of the holder thereof at any time and from time to time, and without payment of additional consideration to the holder thereof, upon written notice to the transfer agent of the Corporation.

Section 5.02 Automatic Conversion. Each share of Class V-3 Common Stock shall automatically, without any further action by the Corporation or the holder thereof, convert into one share of Class V-1 Common Stock upon the earliest to occur of:

(a) 5:00 p.m. New York time on the third business day following the approval of such conversion by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class V-3 Common Stock entitled to vote thereon, voting separately as a class;

(b) 5:00 p.m. New York time on the first business day following such time as the outstanding shares of Class V-3 Common Stock constitutes less than five percent of the aggregate number of shares of Common Stock then outstanding; and

(c) 5:00 p.m. New York time on the first business day following seven years after the date on which this Certificate of Incorporation became effective.

Section 5.03 Transfer Automatic Conversion. Upon the occurrence of a Transfer, other than to a Permitted Transfer (as such term is defined in the LLC Agreement), of a share of Class V-3 Common Stock, such transferred share of Class V-3 Common Stock shall be automatically, without further action by the holder thereof, converted into one fully paid and nonassessable share of Class V-1 Common Stock.

Section 5.04 Policies and Procedures. The Board of Directors may, from time to time, establish such policies and procedures, not in violation of law or this Certificate of Incorporation or the Bylaws of the Corporation (as may be amended, restated, amended and restated or otherwise modified from time to time in accordance with their terms, the “Bylaws”), relating to the conversion of shares of Class V-3 Common Stock into shares of Class V-1 Common Stock as it may deem necessary or advisable. The Corporation may, from time to time, require that a holder of shares of Class V-3 Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of shares of Class V-3 Common Stock and to confirm that a conversion to shares of Class V-3 Common Stock has not occurred.

Section 5.05 Effect of Conversion. Any shares of Class V-3 Common Stock converted pursuant to this Certificate of Incorporation shall be retired and cancelled and may not be reissued as shares of such class, and the Corporation may thereafter take such action (without the need for stockholder action) as may be necessary or advisable to reduce the authorized number of shares of Class V-3 Common Stock accordingly.

Section 5.06 The name and mailing address of the incorporator are [●]1 and c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California.

[1]	Incorporator will be a representative of SVF.

Section 5.07 No Further Issuances. Except for a Stock Adjustment payable in accordance with Section 4.03(a)(iii), the Corporation shall not issue any additional shares of Class V-3 Common Stock at any time after this Certificate of Incorporation becomes effective pursuant to the DGCL.

ARTICLE VI.

INCORPORATOR AND INITIAL DIRECTORS

Section 6.01 The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware. The name and mailing address of each person who is to serve as an initial director of the Corporation until the first annual meeting of stockholders or until his or her successor is duly elected and qualified, are set forth below:

Name	Mailing Address
Ioannis Pipilis	c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California
Navneet Govil, MBA	c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California
Cristiana Falcone	c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California
Michael Tobin	c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California
Michael Carpenter	c/o SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California

ARTICLE VII.

BOARD OF DIRECTORS

Section 7.01 For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

(a) Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

(b) Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

(c) Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class, if any, to which such director shall have been appointed, and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal.

(d) Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VII, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Section 7.01(a), and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in any Certificate of Designation in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation, the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, retirement, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

(e) In furtherance and not in limitation of the powers conferred by the DGCL, the Board of Directors is expressly authorized to adopt, amend, restate, amend and restate, otherwise modify or repeal the Bylaws. In addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws, the adoption, amendment or repeal of the Bylaws by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

(f) The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VIII.

STOCKHOLDERS

Section 8.01 Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding anything to the contrary in the foregoing sentence of this Section 8.01, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

Section 8.02 Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer, and shall not be called by any other person or persons.

Section 8.03 Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

ARTICLE IX.

LIABILITY

Section 9.01 No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Any amendment, restatement, amendment and restatement, other modification or repeal of this Article IX, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE X.

INDEMNIFICATION

Section 10.01 To the fullest extent permitted by the DGCL or any other law, as it presently exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that such person or a person for whom such person is the legal representative is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or nonprofit entity (an “indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 (ERISA) excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such Proceeding. The Corporation shall to the fullest extent not prohibited by law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Article X or otherwise. The rights to indemnification and advancement of expenses conferred by this Article X shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article X, except for Proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a Proceeding (or part thereof) initiated by such indemnitee only if such Proceeding (or part thereof) was authorized by the Board.

Section 10.02 The rights to indemnification and advancement of expenses conferred on any indemnitee by this Article X shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, an agreement, vote of stockholders or disinterested directors or otherwise.

Section 10.03 Any repeal or amendment of this Article X by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article X, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any Proceeding (regardless of when such Proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Section 10.04 This Article X shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE XI.

BUSINESS COMBINATIONS

Section 11.01 The Corporation will not be governed by or subject to Section 203 of the DGCL. From and after the first such time after the Effective Time (as defined in the Business Combination Agreement) that the Majority Ownership Requirement is no longer met (the “Restriction Effective Time”), the Corporation shall not engage in any “business combination” with an “interested stockholder” (each as defined in Section 203 of the DGCL) if and to the same extent that the Corporation would be prohibited from engaging in such a business combination were the Corporation governed by and subject to Section 203 of the DGCL; provided that the restrictions on business combinations provided by this sentence shall not apply to any interested stockholder that became such prior to the Restriction Effective Time. For purposes of this Article XI: (a) “Majority Ownership Requirement” means the beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) by the Original Opco Members, collectively, of such shares of Common Stock representing at least a majority of the issued and outstanding shares of Common Stock; and (b) “Original Opco Members” means each of the members of Symbotic Holdings LLC, except the Corporation, as of the date on which this Certificate of Incorporation became effective, and each of their respective Permitted Transferees (as such term is defined in the LLC Agreement).

ARTICLE XII.

FORUM SELECTION

Section 12.01 Subject to Section 12.02, unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any internal or intra-corporate claim or any action asserting a claim governed by the internal affairs doctrine as defined by the laws of the State of Delaware, including, but not limited to: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders; or (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, shall be a state court located within the State of Delaware (or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

Section 12.02 Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933 and the rules and regulations promulgated thereunder, in each case as amended (the “Securities Act”) shall be the federal district court for the District of Delaware (or if such court does not have jurisdiction over such action, any other federal district court) of the United States; provided, however, that if the foregoing provisions of this Section 12.02 are, or the application of such provisions to any person or entity or any circumstance is, illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act shall be the Court of Chancery of the State of Delaware.

Section 12.03 Notwithstanding anything to the contrary in this Certificate of Incorporation, the foregoing provisions of this Article XII shall not apply to any action seeking to enforce any liability, obligation or duty created by the Exchange Act.

ARTICLE XIII.

CORPORATE OPPORTUNITY

Section 13.01 Subject to Section 13.02, the Corporation renounces and waives, on behalf of itself and its subsidiaries, to the fullest extent permitted by law, any interest or expectancy in, or being offered an opportunity to participate in, any Excluded Opportunity by any Original Opco Members, directors or any of their respective affiliates (each, a “Specified Party”) and no Specified Party will have any duty to (a) refrain from engaging in an Excluded Opportunity, (b) present such Excluded Opportunity to the Corporation before otherwise engaging in it or offering it to another entity, unless such Excluded Opportunity was offered to a Specified Party that is a director in their capacity as a director or (c) refrain from otherwise competing, directly or indirectly, with the Corporation or any of its subsidiaries. For purposes of this Section 13.01, “Original Opco Members” means each of the members of Symbotic Holdings LLC, except the Corporation, as of the date on which this Certificate of Incorporation became effective, and each of their respective Permitted Transferees (as such term is defined in the LLC Agreement), and “Excluded Opportunity” means a corporate opportunity in the same or similar lines of business in which the Corporation or its subsidiaries from time to time is engaged or proposes to engage and which is presented to, or acquired, created or developed by, or which otherwise comes into the possession of such Specified Party.

Section 13.02 Overlap Persons.

(a) It is recognized that (i) certain directors and officers of the Corporation and its subsidiaries (the “Overlap Persons”) have served and may serve as directors, officers, employees and agents of C&S Wholesale Grocers, Inc. and its respective subsidiaries and successors (each of the foregoing is an “Other Entity”), (ii) the Corporation and its subsidiaries, directly or indirectly, may engage in the same, similar or related lines of business as those engaged in by any Other Entity and other business activities that overlap with or compete with those in which such Other Entity may engage, (iii) the Corporation or its subsidiaries may have an interest in the same areas of business opportunity as an Other Entity, (iv) the Corporation will derive substantial benefits from the service as directors or officers of the Corporation and its subsidiaries of Overlap Persons and (v) it is in the best interests of the Corporation that the rights of the Corporation, and the duties of any Overlap Persons, be determined and delineated as provided in this Section 13.02 in respect of any Potential Business Opportunities and in respect of the agreements and transactions referred to herein. The provisions of this Section 13.02 will, to the fullest extent permitted by law, regulate and define conduct with respect to any Other Entity of the business and affairs of the Corporation and its officers and directors who are Overlap Persons in connection with any Potential Business Opportunities and any agreements and transactions referred to herein (it being understood that Section 13.01 shall regulate and define any conduct with respect to any entity that is not an Other Entity). Any person purchasing or otherwise acquiring any shares of capital stock of the Corporation, or any interest therein, will be deemed to have notice of and to have consented to the provisions of this Section 13.02. References in this Section 13.02 to “directors,” “officers,” “employees” and “agents” of any person will be deemed to include those persons who hold similar positions or exercise similar powers and authority with respect to any other entity that is a limited liability company, partnership, joint venture or other non-corporate entity.

(b) The Corporation hereby renounces and waives, on behalf of itself and its subsidiaries, to the fullest extent permitted by law, any interest or expectancy in, or being offered an opportunity to participate in, any Potential Business Opportunity that is not a Restricted Potential Business Opportunity. If a director or officer of the Corporation who is an Overlap Person is presented or offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for the Corporation or any of its subsidiaries, in which the Corporation or any of its subsidiaries could, but for the provisions of this Section 13.02, have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a “Potential Business Opportunity”), (i) such Overlap Person will, to the fullest extent permitted by law, have no duty or obligation to refrain from referring such Potential Business Opportunity to any Other Entity and, if such Overlap Person refers such Potential Business Opportunity to an Other Entity, such Overlap Person shall have no duty or obligation to refer such Potential Business Opportunity to the Corporation or to any of its subsidiaries or to give any notice to the Corporation or to any of its subsidiaries regarding such

Potential Business Opportunity (or any matter related thereto); (ii) if such Overlap Person refers a Potential Business Opportunity to an Other Entity, such Overlap Person, to the fullest extent permitted by law, will not be liable to the Corporation as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to the Corporation, or for referring such Potential Business Opportunity to any Other Entity, or for any failure to give any notice to the Corporation regarding such Potential Business Opportunity or any matter relating thereto; (iii) any Other Entity may participate, engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to such Other Entity by an Overlap Person; and (iv) if a director or officer who is an Overlap Person refers a Potential Business Opportunity to an Other Entity, then, as between the Corporation and/or its subsidiaries, on the one hand, and such Other Entity, on the other hand, the Corporation and its subsidiaries shall be deemed to have renounced any interest, expectancy or right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom solely as a result of such Overlap Person having been presented or offered, or otherwise acquiring knowledge of, such Potential Business Opportunity, unless in each case referred to in clause (i), (ii), (iii) or (iv), such Potential Business Opportunity satisfies all of the following conditions (any Potential Business Opportunity that satisfies all of such conditions, a “Restricted Potential Business Opportunity”): (A) such Potential Business Opportunity was expressly presented or offered to the Overlap Person solely in his or her capacity as a director or officer of the Corporation; (B) the Overlap Person believed that the Corporation possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such Potential Business Opportunity; and (C) the Corporation or any of its subsidiaries is directly engaged in such business at the time the Potential Business Opportunity is presented or offered to the Overlap Person. In the event the Corporation’s Board of Directors declines to pursue a Restricted Potential Business Opportunity, Overlap Persons shall be free to refer such Restricted Potential Business Opportunity to an Other Entity.

(c) The Corporation may from time to time enter into and perform, and cause or permit any of its subsidiaries to enter into and perform, one or more contracts, agreements, arrangements or transactions (or amendments, modifications or supplements thereto) with an Other Entity. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction (nor any such amendments, modifications or supplements), nor the performance thereof by the Corporation, any subsidiary of the Corporation or an Other Entity, shall be considered contrary to any fiduciary duty owed to the Corporation (or to any subsidiary of the Corporation, or to any stockholder of the Corporation or any of its subsidiaries) by any director or officer of the Corporation (or by any director or officer of any subsidiary of the Corporation) who is an Overlap Person. To the fullest extent permitted by law, no director or officer of the Corporation or any subsidiary of the Corporation who is an Overlap Person thereof shall have or be under any fiduciary duty to the Corporation (or to any subsidiary of the Corporation, or to any stockholder of the Corporation or any of its subsidiaries) to refrain from acting on behalf of the Corporation, any subsidiary of the Corporation or an Other Entity in respect of any such contract, agreement, arrangement or transaction or performing any such contract, agreement, arrangement or transaction in accordance with its terms and each such director or officer of the Corporation or any subsidiary of the Corporation who is an Overlap Person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and its subsidiaries, and shall be deemed not to have breached his, her or their duties of loyalty to the Corporation or any of its subsidiaries or any of their respective stockholders, and not to have derived an improper personal benefit therefrom.

(d) In the event of any conflict between Section 13.01 and this Section 13.02, this Section 13.02 shall govern any conduct with respect to any Other Entity of the business and affairs of the Corporation and its officers and directors who are Overlap Persons in connection with any Potential Business Opportunities and any agreements and transaction referred to herein.

(e) No alteration, amendment or repeal of, or adoption of any provision inconsistent with, any provision of this Section 13.02 will have any effect upon (a) any agreement between the Corporation or a subsidiary thereof and any Other Entity, that was entered into before the time of such alteration, amendment or repeal or adoption of any such inconsistent provision (the “Amendment Time”), or any transaction entered into in connection with the performance of any such agreement, whether such transaction is entered into before or after the Amendment Time, (b) any transaction entered into between the Corporation or a subsidiary thereof and any Other Entity, before the Amendment Time, (c) the allocation of any business opportunity between the Corporation or any subsidiary thereof and any Other Entity before the Amendment Time, or (d) any duty or obligation owed by any director or officer of the Corporation or any subsidiary of the Corporation (or the absence of any such duty or obligation) with respect to any Potential Business Opportunity which such director or officer was offered, or of which such director or officer otherwise became aware, before the Amendment Time (regardless of whether any Proceeding relating to any of the above is commenced before or after the Amendment Time).

ARTICLE XIV.

AMENDMENTS

Section 14.01 Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds of the total voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: (a) Section 4.03(b) through Section 4.04; and (b) Article V through Article XIV.

Section 14.02 If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by law, in any way be affected or impaired thereby and (b) to the fullest extent permitted by law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XV.

NOTICE

Section 15.01 To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Certificate of Incorporation, including Article XIII hereof.

[Signature on Following Page]

THIS CERTIFICATE OF INCORPORATION is executed as of this [●] day of [●], 2022.

Incorporator
Name:

[Signature Page to Charter]

ANNEX C

FINAL FORM

Bylaws of

Symbotic Inc.

(a Delaware corporation)

Article I - Corporate Offices		C-1

1.1	Registered Office	C-1
1.2	Other Offices	C-1

Article II - Meetings of Stockholders		C-1

2.1	Place of Meetings	C-1
2.2	Annual Meeting	C-1
2.3	Special Meetings	C-1
2.4	Notice of Stockholders’ Meetings	C-1
2.5	Quorum	C-1
2.6	Adjournments and Postponements	C-2
2.7	Conduct of Business	C-2
2.8	Voting	C-3
2.9	Record Date for Stockholder Meetings and Other Purposes	C-3
2.10	Proxies	C-4
2.11	List of Stockholders Entitled to Vote	C-4
2.12	Inspectors of Election	C-4
2.13	Notice of Stockholder Proposals and Nominations of Directors	C-5
2.14	Stockholder Nominations Included in the Corporation’s Proxy Materials (Proxy Access).	C-7
2.15	Delivery to the Corporation	C-13

Article III - Directors		C-13

3.1	Powers	C-13
3.2	Number of Directors	C-14
3.3	Election, Qualification and Term of Office of Directors	C-14
3.4	Resignation and Vacancies	C-14
3.5	Place of Meetings; Meetings by Telephone or Remote Communication	C-14
3.6	Regular Meetings	C-14
3.7	Special Meetings; Notice	C-14
3.8	Quorum; Vote Required for Action	C-15
3.9	Board Action Without a Meeting	C-15
3.10	Fees and Compensation of Directors	C-15

Article IV - Committees		C-15

4.1	Committees of Directors	C-15
4.2	Committee Minutes	C-16
4.3	Meetings and Actions of Committees	C-16
4.4	Subcommittees	C-16

Article V - Officers		C-16

5.1	Officers	C-16
5.2	Appointment of Officers	C-16
5.3	Subordinate Officers	C-17
5.4	Removal and Resignation of Officers	C-17
5.5	Vacancies in Offices	C-17
5.6	Representation of Shares of Other Corporations	C-17
5.7	Authority and Duties of Officers	C-17
5.8	Compensation	C-17

C-i

Article VI - Stock		C-17

6.1	Stock Certificates and Uncertificated Shares	C-17
6.2	Special Designation of Certificates	C-18
6.3	Transfer of Stock	C-18
6.4	Stock Transfer Agreements	C-18
6.5	Registered Stockholders	C-18
6.6	Dividends	C-19
6.7	Lost, Stolen or Destroyed Stock Certificates	C-19

Article VII - Miscellaneous		C-19

7.1	Execution of Corporate Contracts and Instruments	C-19
7.2	Records	C-19
7.3	Fiscal Year	C-19
7.4	Seal	C-19

Article VIII - Notice		C-20

8.1	Delivery of Notice; Notice by Electronic Transmission	C-20
8.2	Waiver of Notice	C-20

Article IX - Indemnification		C-21

9.1	Indemnification of Directors and Officers	C-21
9.2	Indemnification of Others	C-21
9.3	Prepayment of Expenses	C-21
9.4	Determination; Claim	C-21
9.5	Non-Exclusivity of Rights	C-21
9.6	Insurance	C-21
9.7	Other Indemnification	C-22
9.8	Continuation of Indemnification	C-22
9.9	Amendment or Repeal; Interpretation	C-22

Article X - Amendments		C-23

Article XI - Construction and Definitions		C-23

11.1	Construction and Definitions in General	C-23
11.2	Defined Terms	C-23

C-ii

Bylaws of

Symbotic Inc.

Article I - Corporate Offices

1.1 Registered Office. The address of the registered office of Symbotic Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation (as may be amended, restated, amended and restated or otherwise modified from time to time in accordance with its terms and the General Corporation Law of the State of Delaware (the “DGCL”) or any other applicable law, the “Certificate of Incorporation”).

1.2 Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business and affairs of the Corporation may require.

Article II - Meetings of Stockholders

2.1 Place of Meetings. Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL. In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office, whether within or outside of the State of Delaware.

2.2 Annual Meeting. The Board shall designate the date and time of the annual meeting. At the annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting in accordance with Section 2.13.

2.3 Special Meetings.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4 Notice of Stockholders’ Meetings. Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Article VIII not less than 10 or more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting of stockholders. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 Quorum. Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. Two or more classes or series of capital stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.6 Adjournments and Postponements.

(a) Any meeting of stockholders may be adjourned or recessed from time to time for any reason, whether or not a quorum is present, by the Board, the Chairperson of the Board, or the presiding person of a meeting of stockholders, to reconvene at the same or some other place, if any. When a meeting is adjourned or recessed to another time and/or place, if any, unless these bylaws otherwise require, notice need not be given of the adjourned or recessed meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned or recessed meeting are announced at the meeting at which the adjournment or recess is taken. At any adjourned or recessed meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment or recess is for more than 30 days, a notice of the adjourned or recessed meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment or recess a new record date for determination of stockholders entitled to vote is fixed for the adjourned or recessed meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned or recessed meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned or recessed meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

(b) In addition, subject to applicable law, any meeting of stockholders may be postponed by the Board at any time before such meeting has been convened. Notice of the postponed meeting of stockholders shall be given to each stockholder of record entitled to vote at the meeting.

2.7 Conduct of Business. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and, if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.8 Voting.

(a) Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. If the Certificate of Incorporation provides for more or less than one vote for any share on any matter, every reference in these bylaws to a majority or other proportion of capital stock shall refer to such majority or other proportion of the votes of such stock.

(b) Directors shall be elected by a majority of the votes cast by holders of the shares present in person or represented by proxy at the meeting and, subject to the last sentence of this Section 2.8(b), entitled to vote on the election of directors; provided that if, as of the 10th day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast. In all other matters, unless a different or minimum vote is required by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation or any law or regulation applicable to the Corporation or its capital stock, in which case such different or minimum vote shall be the applicable vote on the matter, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares cast of such class or classes present in person or represented by proxy at the meeting shall be the act of such class or classes, except as otherwise provided by law or by the Certificate of Incorporation or these bylaws. For purposes of these bylaws, a majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” (or other shares of capital stock of the Corporation similarly not entitled to vote) not counted as a vote cast either “for” or “against” that director’s election).

2.9 Record Date for Stockholder Meetings and Other Purposes.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment, recess or postponement thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment, recess or postponement of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned, recessed or postponed meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned, recessed or postponed meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the

Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.10 Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.11 List of Stockholders Entitled to Vote. The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.11 or to vote in person or by proxy at any meeting of stockholders.

2.12 Inspectors of Election.

(a) Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy. Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

(b) Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxy or vote, nor any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls.

2.13 Notice of Stockholder Proposals and Nominations of Directors.

(a) The matters to be considered and brought before any meeting of stockholders shall be limited to only such matters as shall be brought properly in a timely manner before such meeting in compliance with the procedures set forth in Section 2.3 and this Section 2.13, as applicable. This Section 2.13 sets forth the exclusive means for a stockholder to nominate persons for election to the Board at an annual meeting of stockholders (other than nominations properly brought pursuant to Section 2.14) or to propose business to be considered at a meeting of stockholders (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, in each case as amended (the “Exchange Act”)).

(b) For any business or nomination of persons for election to the Board to be properly brought before any meeting of stockholders, subject to the following sentence, the matter or nomination, as applicable, must be (A) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board, or (B) otherwise properly brought before the meeting by or at the direction of the Board. For (1) any business to be properly brought before any meeting of stockholders or (2) any nomination of persons for election to the Board to be properly brought before any annual meeting of stockholders (other than pursuant to Section 2.14), in each case, by or at the direction of a Proposing Stockholder, (x) any such proposal and nomination, as applicable, must constitute a proper matter for stockholder action, (y) such Proposing Stockholder must deliver notice thereof in proper written form to the Secretary, and (z) such Proposing Stockholder must be (I) a stockholder of record on the date of the giving of the notice provided for in this Section 2.13, on the record date for the determination of the stockholders entitled to vote at such annual meeting of stockholders and at the time of such annual meeting of stockholders, and (II) entitled to vote at the annual meeting of stockholders. Notwithstanding anything to the contrary contained herein, stockholders may not nominate persons for election to the Board at any special meeting of stockholders.

(c) For business and nominations of persons for election to the Board to be brought before an annual meeting by a stockholder in a timely manner, a stockholder’s notice must be received in accordance with an Acceptable Delivery Method not earlier than the 120th day, and not later than the 90th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days earlier or delayed (other than as a result of adjournment or recess) by more than 60 days later than such anniversary date, or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, such stockholders’ notice must be received not earlier than the 120th day prior to such annual meeting and not later than the later of (1) the 90th day prior to such annual meeting and (2) the 10th day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation.

(d) To be in proper written form, a stockholder’s notice to the Secretary shall set forth in writing, all Stockholder Information and Proposal Information (in the event of a stockholder proposal proposed to be brought before a meeting of stockholders) and/or Nominee Information (in the event of a nomination of a person for election to the Board at an annual meeting of stockholders) and such other information regarding each matter of business to be proposed, each proposed nominee, each Proposing Stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for such business or nomination, or is otherwise required pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section) and the rules and regulations promulgated thereunder.

(e) Except as otherwise required by law, the Certificate of Incorporation or these bylaws, the Board, the Chairperson of the Board, or other person presiding at a stockholder meeting shall have the power and duty (A) to determine in good faith whether any business or nomination proposed to be brought before the meeting was properly brought before the meeting in a timely manner in accordance with the procedures set forth in this Section 2.13, and (B) if any proposed business or nomination was not brought in compliance with this Section 2.13, to declare that such proposal or nomination, as applicable, is defective and shall be disregarded. In no event shall any adjournment, recess or postponement of a stockholder meeting (whether or not already publicly noticed) or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice pursuant to this Section 2.13.

(f) In the event that any information or communications provided by any Proposing Stockholder or any proposed nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, such Proposing Stockholder and such proposed nominee, as the case may be, shall promptly notify the Secretary (and in any event within 48 hours of discovering such misstatement, omission or failure) of any such failure or inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct.

(g) Each Proposing Stockholder providing notice under this Section 2.13 shall update such notice, if necessary, so that the information provided or required to be provided in such notice shall continue to be true and correct (A) as of the record date for the meeting and (B) as of the date of the meeting (or any adjournment, recess or postponement thereof), and such update shall be received by the Secretary in accordance with an Acceptable Delivery Method not later than five business days after the record date for such meeting (in the case of an update required to be made as of the record date) and not later than the date for such meeting (in the case of an update required to be made as of the date of such meeting or any adjournment, recess or postponement thereof).

(h) The obligation of a Proposing Stockholder to provide notice pursuant to Section 2.13(f) or an update pursuant to Section 2.13(g) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by such Proposing Stockholder, extend any applicable deadlines under this Section 2.13 or enable or be deemed to permit such Proposing Stockholder who has previously submitted notice under this Section 2.13 to amend or update any nomination or proposal (other than solely to cure such deficiency), as applicable, or to submit any new nomination or proposal, including by changing or adding nominees or proposals, as applicable.

(i) Upon written request by the Secretary, the Board or any committee thereof, any Proposing Stockholder or proposed nominee shall provide, within five business days of delivery of such request (or such other period as may be specified in such request), (A) written verification, reasonably satisfactory to the Secretary, the Board or any committee thereof, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 2.13, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such Proposing Stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by such Proposing Stockholder pursuant to this Section 2.13 as of an earlier date. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 2.13.

(j) In addition to the provisions of this Section 2.13, a stockholder shall also comply with all applicable requirements of state law and all applicable requirements of the Exchange Act, and the rules and regulations thereunder, with respect to the matters set forth in this Section 2.13; provided, however, that any references in these bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to stockholder proposals or nominations to be considered pursuant to this Section 2.13.

(k) Nothing in this Section 2.13 shall be deemed to affect any rights of stockholders to request the inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act; it being understood that a stockholder bringing a matter pursuant to Rule 14a-8 must comply with Rule 14a-8 and this Section 2.13 to the extent consistent with Rule 14a-8. This Section 2.13 shall not apply to the election of directors pursuant to the Certificate of Incorporation relating to the rights of the holders of any class or series of stock of the Corporation having a preference over the common stock of the Corporation as to dividends or upon liquidation to elect directors under specified circumstances.

(l) Notwithstanding anything in these bylaws to the contrary, except as otherwise determined by the presiding person of the meeting, if the stockholder (or a qualified representative of the stockholder) giving notice as provided for in this Section 2.13 does not appear in person at such meeting to present the proposed business or the proposed nominee, such matter or proposed nominee, as applicable, shall not be considered at the meeting.

2.14 Stockholder Nominations Included in the Corporation’s Proxy Materials (Proxy Access).

(a) Subject to the provisions of this Section 2.14, the Corporation shall include in its proxy statement (including its form of proxy) for an annual meeting of stockholders the name of any stockholder nominee for election to the Board submitted pursuant to this Section 2.14 (each, a “Stockholder Nominee”) provided (i) a timely written notice of such Stockholder Nominee satisfying this Section 2.14 (the “Notice”) is received by the Corporation by or on behalf of a Proposing Stockholder that, at the time the Notice is delivered, satisfies the ownership and other requirements of this Section 2.14, (ii) the Proposing Stockholder expressly elects in writing at the time of providing the Notice to have its nominee included in the Corporation’s proxy statement pursuant to this Section 2.14 and (iii) the Proposing Stockholder and the Stockholder Nominee otherwise satisfy the requirements of this Section 2.14 and the director qualifications requirements set forth in the Corporation’s corporate governance guidelines and any other document(s) setting forth qualifications for directors. This Section 2.14 provides the exclusive means for a stockholder’s nominee for election to the Board to be included in the Corporation’s proxy materials.

(b) To be timely, a Proposing Stockholder’s Notice must be received by the Secretary in accordance with an Acceptable Delivery Method not earlier than the 150th day and not later than the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days earlier or delayed (other than as a result of adjournment or recess) by more than 60 days later than such anniversary date, or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the Notice must be so received not earlier than the 150th day prior to the date of such annual meeting and not later than the later of (i) the 120th day prior to the date of such annual meeting and (ii) the 10th day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation.

(c) In addition to including the name of the Stockholder Nominee in the Corporation’s proxy statement for the annual meeting, the Corporation also shall include (i) the information concerning the Stockholder Nominee and the Proposing Stockholder that is required to be disclosed in the Corporation’s proxy statement pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder and (ii) if the Proposing Stockholder so elects, a Statement (defined below). Nothing in this Section 2.14 shall limit the Corporation’s ability to solicit against and include in its proxy statement its own statements relating to any Stockholder Nominee.

(d) The number of Stockholder Nominees shall not exceed the greater of (i) two or (ii) 20% of the number of directors in office as of the last day on which notice of a nomination may be received pursuant to this

Section 2.14 (the “Final Proxy Access Nomination Date”) or, if such number is not a whole number, the closest whole number below 20% (such greater number, the “Permitted Number”); provided, however, that the Permitted Number shall be reduced by (A) the number of director candidates who will be included in the Corporation’s proxy materials with respect to the annual meeting as an unopposed (by the Corporation) nominee pursuant to any agreement, arrangement or other understanding with any stockholder or group of stockholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of shares of capital stock of the Corporation, by such stockholder or group of stockholders, from the Corporation), (B) the number of directors in office as of the nomination deadline who were included in the Corporation’s proxy statement as a Stockholder Nominee for any of the two preceding annual meetings and whose reelection at the upcoming annual meeting is being recommended by the Board, (C) the number of Stockholder Nominees whom the Board itself decides to nominate for election at such annual meeting (each, a “Board Nominee”), (D) the number of Stockholder Nominees who cease to satisfy the eligibility requirements of this Section 2.14, (E) the number of Stockholder Nominees whose nomination is withdrawn by the Proposing Stockholder or who become unwilling to serve on the Board and (F) the number of director candidates for which the Corporation shall have received one or more notices that a stockholder intends to nominate director candidates at the annual meeting of stockholders pursuant to Section 2.13. In the event that one or more vacancies for any reason occurs on the Board at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board resolves to reduce the size of the Board in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced.

(e) If any Proposing Stockholder intends to nominate more than one Stockholder Nominee pursuant to this Section 2.14, such Proposing Stockholder shall rank such Stockholder Nominees based on the order in which such Proposing Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation’s proxy materials in the event that the total number of Stockholder Nominees submitted by the Proposing Stockholders pursuant to this Section 2.14 exceeds the Permitted Number. If the number of Stockholder Nominees pursuant to this Section 2.14 for any annual meeting of stockholders exceeds the Permitted Number, then the highest ranking Stockholder Nominee for each Proposing Stockholder that satisfies the requirements of this Section 2.14 will be selected for inclusion in the proxy statement until the Permitted Number is reached, going in order of the amount (largest to smallest) of the ownership position as disclosed in each such Proposing Stockholder’s Notice. If the Permitted Number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this Section 2.14 from each Proposing Stockholder has been selected, then the next highest ranking Stockholder Nominee who meets the requirements of this Section 2.14 from each Proposing Stockholder will be selected for inclusion in the Corporation’s proxy materials, and this process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(f) A Proposing Stockholder must have owned (as defined below) continuously for at least three years a number of shares that represents 3% or more of the Corporation’s outstanding shares of capital stock entitled to vote in the election of directors (the “Required Shares”) as of (i) the date the Notice is received by the Corporation in accordance with this Section 2.14, (ii) the record date for determining stockholders entitled to vote at the annual meeting and (iii) the date of the annual meeting (each such three-year period, a “Holding Period”). For purposes of satisfying the ownership requirement under this Section 2.14, the shares of capital stock of the Corporation owned by one or more stockholders, or by the person or persons who own shares of the Corporation’s capital stock and on whose behalf any stockholder is acting, may be aggregated, provided that (i) the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20, (ii) each stockholder or other person whose shares are aggregated shall have held such shares continuously for the Holding Periods and (iii) a group of two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by the same employer (or by a group of related employers that are under common control) or (C) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or person for this purpose; provided, further, that if a Proposing Stockholder consists of or is proposed to consist of a permitted group of stockholders, then (1) only the least number of shares owned by a given stockholder at any time during the Holding Periods may be counted toward the Required Shares, and (2) the condition in this Section 2.14(f) regarding continued ownership shall be considered satisfied only if each stockholder that is a member of such group of stockholders continues to own through the date of the annual meeting no less than the least number of shares owned by such stockholder at any time during the Holding Periods. Whenever a Proposing Stockholder consists of a group of stockholders and/or other persons, any and all requirements and obligations for a Proposing Stockholder set forth in this Section 2.14 must be satisfied by and as to each such stockholder or other person, except that shares may be aggregated to meet the Required Shares as provided in this Section 2.14. With respect to any one particular annual meeting, no stockholder or other person may be a member of more than one group of persons constituting a Proposing Stockholder under this Section 2.14, and if any Proposing Stockholder appears as a member of more than one group, it shall be deemed to be a member of the group that has the largest ownership position as reflected in the Notice. Should any stockholder cease to satisfy the eligibility requirements in this Section 2.14, as determined by the Board in good faith, or withdraw from a group of Proposing Stockholders at any time prior to the annual meeting of stockholders, the group of Proposing Stockholders shall only be deemed to own the shares held by the remaining members of the group.

(g) For purposes of these bylaws, a stockholder shall be deemed to “own” only those outstanding shares of capital stock of the Corporation as to which the person possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) purchased or sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (B) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, (C) sold short by such stockholder or any of its affiliates or (D) subject to any Derivative Instrument entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation’s capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such person’s or affiliates’ full right to vote or direct the voting of any such shares and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. A person shall “own” shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings. Whether outstanding shares of capital stock of the Corporation are “owned” for these purposes shall be determined by the Board in good faith.

(h) A person’s ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on five business days’ notice and provides a representation that it will promptly recall, and promptly recalls, such loaned shares upon being notified that any of its Stockholder Nominees will be included in the Corporation’s proxy statement, or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person.

(i) A Proposing Stockholder must provide with its Notice the following in writing to the Secretary:

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite Holding Period) verifying that, as of the date the Notice is received by the Corporation, the Proposing Stockholder owns, and has owned continuously for the three-year period prior to the date of such Notice, the Required Shares, and the Proposing Stockholder’s agreement to provide within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Proposing Stockholder’s continuous ownership of the Required Shares during the Holding Periods;

(ii) documentation satisfactory to the Corporation demonstrating that a group of funds qualifies to be treated as one stockholder or person for purposes of this Section 2.14, if applicable;

(iii) a representation and/or undertaking, as applicable, that the Proposing Stockholder (including each member of any group of stockholders and/or persons that together is a Proposing Stockholder hereunder):

A. shall continue to satisfy the eligibility requirements described in this Section 2.14 through the date of the annual meeting and own the Required Shares for at least one year following the annual meeting;

B. acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent;

C. has not nominated and will not nominate for election to the Board at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 2.14;

D. has not and will not engage in a “solicitation” and will not be a “participant” in another person’s “solicitation” within the meaning of Rule 14a-1(l) with respect to the annual meeting, other than with respect to a Stockholder Nominee or any Board Nominee;

E. has not and will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the Corporation;

F. has provided and will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects, as applicable and do not and will not omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and

G. has complied and will comply with all laws, rules and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting;

(iv) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act;

(v) in the case of a nomination by a group of stockholders that together is a Proposing Stockholder, the designation by all group members of one group member that is authorized to receive communications, notices and inquiries from the Corporation and to act on behalf of all members of the Proposing Stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination;

(vi) all Stockholder Information and Nominee Information, as applicable;

(vii) an undertaking that the Proposing Stockholder agrees to:

A. assume all liability stemming from any action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Proposing Stockholder or any of her, his or its Stockholder Nominees with the Corporation, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the notice given pursuant to this Section 2.14;

B. indemnify and hold harmless (jointly with all other group members, in the case of a group member) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys’ fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of or in connection with (1) the Proposing Stockholder’s nomination and/or efforts to elect its Stockholder Nominee(s) pursuant to this Section 2.14 or (2) a failure or alleged failure of the Proposing Stockholder or any of its Stockholder Nominees to comply with, or any breach or alleged breach of, its or their obligations, agreements or representations under this Section 2.14; and

C. file with the Securities and Exchange Commission any solicitation or other communication with the Corporation’s stockholders relating to the annual meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

(j) The Proposing Stockholder may include with its Notice a written statement for inclusion in the Corporation’s proxy statement for the annual meeting, not to exceed 500 words per Stockholder Nominee, in support of each Stockholder Nominee’s candidacy (the “Statement”).

(k) At the reasonable request of the Nominating and Corporate Governance Committee, such Stockholder Nominee shall meet with the Nominating and Corporate Governance Committee to discuss matters relating to the nomination of such Stockholder Nominee to the Board, including the information provided by such Stockholder Nominee to the Corporation in connection with his or her or their nomination and such Stockholder Nominee’s eligibility to serve as a member of the Board.

(l) Notwithstanding anything to the contrary contained in this Section 2.14, the Corporation may omit from its proxy statement any Stockholder Nominee and any information concerning such Stockholder Nominee (including a Proposing Stockholder’s Statement) and no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Proposing Stockholder may not, after the last day on which a Notice would be timely, cure in any way any defect preventing the nomination of such Stockholder Nominee, if:

(i) the Corporation receives a notice pursuant to Section 2.13 that a stockholder intends to nominate a candidate for director at the annual meeting, whether or not such notice is subsequently withdrawn or made the subject of a settlement with the Corporation;

(ii) the Proposing Stockholder or such Stockholder Nominee ceases to satisfy the eligibility requirements in this Section 2.14, the Proposing Stockholder withdraws its nomination, such Stockholder Nominee becomes unwilling or unavailable to serve on the Board;

(iii) the Board determines that such Stockholder Nominee’s nomination or election to the Board would result in the Corporation violating or failing to be in compliance with these bylaws or the Certificate of Incorporation or applicable state or federal law or the rules of any stock exchange on which any Corporation Securities are traded;

(iv) Such Stockholder Nominee would not be independent under the Independence Standards;

(v) such Stockholder Nominee was nominated for election to the Board pursuant to Section 2.13 or this Section 2.14 at one of the Corporation’s two preceding annual meetings of stockholders and either withdrew or became ineligible or received a vote of less than 25% of the shares of capital stock of the Corporation entitled to vote for such Stockholder Nominee;

(vi) such Stockholder Nominee has been, within the past three years, an officer or director of a Competitor;

(vii) such Stockholder Nominee is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act;

(viii) such Stockholder Nominee is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years; or

(ix) the Board determines that any of the information provided by the Proposing Stockholder or Stockholder Nominee in the Notice or otherwise ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made therein not misleading) or any violation or breach occurs of the obligations, agreements, representations or warranties of the Proposing Stockholder or such Stockholder Nominee under this Section 2.14.

(m) If any nomination is disregarded pursuant to this Section 2.14, the Corporation may communicate to its stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that a Stockholder Nominee will not be included as a nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the meeting.

(n) Notwithstanding anything to the contrary contained in this Section 2.14, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the Statement or any other statement in support of a Stockholder Nominee included in the Notice, if the Board determines that:

(i) such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any person; or

(ii) the inclusion of such information in the proxy statement would otherwise violate the proxy rules of the Securities and Exchange Commission or any other applicable law, rule or regulation.

(o) For the avoidance of doubt, the information and documents required by this Section 2.14 to be provided by the Proposing Stockholder shall be: (i) provided with respect to and executed by each group member, in the case of information applicable to group members; and (ii) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Proposing Stockholder or group member that is an entity. The Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 2.14 (other than such information and documents contemplated to be provided after the date the Notice is provided) have been received by the Secretary.

(p) Except as otherwise required by law, the Certificate of Incorporation or these bylaws, the Board, the Chairperson of the Board or other person presiding at a stockholder meeting shall have the power and duty (A) to determine in good faith whether any nomination proposed to be included in the Corporation’s proxy materials was properly brought before the meeting in a timely manner in accordance with the procedures set forth in this Section 2.14, and (B) if any proposed nomination was not brought in compliance with this Section 2.14, to declare that such nomination is defective and shall be disregarded. In no event shall any adjournment, recess or postponement of a stockholder meeting (whether or not already publicly noticed) or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice pursuant to this Section 2.14.

(q) In the event that any information or communications provided by the Proposing Stockholder or Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, such Proposing Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary (and in any event within 48 hours of discovering such misstatement, omission or failure) of any such failure or inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct.

(r) A Proposing Stockholder providing notice under this Section 2.14 shall update such notice, if necessary, so that the information provided or required to be provided in such notice shall continue to be true and correct (A) as of the record date for the meeting and (B) as of the date of the meeting (or any adjournment, recess or postponement thereof), and such update shall be received by the Secretary in accordance with an Acceptable Delivery Method not later than five business days after the record date for such meeting (in the case of an update required to be made as of the record date) and not later than the date for such meeting (in the case of an update required to be made as of the date of such meeting or any adjournment, recess or postponement thereof).

(s) The obligation of a Proposing Stockholder to provide notice pursuant to Section 2.14(q) or an update pursuant to Section 2.14(r) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a Proposing Stockholder, extend any applicable deadlines under this Section 2.14 or enable or be deemed to permit a Proposing Stockholder who has previously submitted notice under this Section 2.14 to amend or update any nomination (other than solely to cure such deficiency) or to submit any new nomination, including by changing or adding nominees.

(t) Upon written request by the Secretary, the Board or any committee thereof, any Proposing Stockholder or Stockholder Nominee shall provide, within five business days of delivery of such request (or such other period as may be specified in such request), (A) written verification, reasonably satisfactory to the Secretary, the Board, or any committee thereof, to demonstrate the accuracy of any information submitted by the Proposing Stockholder pursuant to this Section 2.14, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the Proposing Stockholder pursuant to this Section 2.14 as of an earlier date. If a Proposing Stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 2.14.

(u) In addition to the provisions of this Section 2.14, a stockholder shall also comply with all applicable requirements of state law and all applicable requirements of the Exchange Act, and the rules and regulations thereunder, with respect to the matters set forth in this Section 2.14; provided, however, that any references in these bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to stockholder proposals or nominations to be considered pursuant to this Section 2.14.

(v) Notwithstanding anything in these bylaws to the contrary, except as otherwise determined by the presiding person of the meeting, if the stockholder (or a qualified representative of the stockholder) giving notice as provided for in this Section 2.14 does not appear in person at such meeting to present the Stockholder Nominee, such Stockholder Nominee shall not be considered at the meeting.

2.15 Delivery to the Corporation. Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be delivered in accordance with an Acceptable Delivery Method For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III - Directors

3.1 Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors. Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors. Except as provided in Section 3.4, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders or residents of the State of Delaware. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies.

(a) Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

(b) Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5 Place of Meetings; Meetings by Telephone or Remote Communication.

(a) The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

(b) Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings. Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice.

(a) Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.

(b) Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

(c) If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by electronic mail or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum; Vote Required for Action. At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10 Fees and Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV - Committees

4.1 Committees of Directors. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; provided, however, no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, (ii) adopt, amend or repeal any bylaw of the Corporation or (iii) remove or indemnify directors.

4.2 Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3 Meetings and Actions of Committees.

(a) Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (Place of Meetings; Meetings by Telephone or Remote Communications);

(ii) Section 3.6 (Regular Meetings);

(iii) Section 3.7 (Special Meetings; Notice);

(iv) Section 3.9 (Board Action Without a Meeting); and

(v) Section 8.2 (Waiver of Notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members.

(b) Notwithstanding the foregoing Section 4.3(a):

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4 Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V - Officers

5.1 Officers. The officers of the Corporation shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Strategy Officer, a General Counsel, a Treasurer, a Secretary, Assistant Treasurers and a Vice President, Finance. The Corporation may also have other vice presidents, one or more assistant secretaries or such other officers of the Corporation as the Board may deem desirable and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person unless the Certificate of Incorporation or these bylaws provide otherwise. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers. The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3.

5.3 Subordinate Officers. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

(a) Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

(b) Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices. Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6 Representation of Shares of Other Corporations. The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation. The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she or they is also a director of the Corporation.

Article VI - Stock

6.1 Stock Certificates and Uncertificated Shares.

(a) Unless otherwise required by applicable law, the share of the Corporation shall not be represented by certificates, and the Corporation shall adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates; provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be certificated shares. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Chief Executive Officer, the President, vice president, the Treasurer, any assistant treasurer, the Secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. The signatures of the officers upon a certificate may be by electronic signature as permitted under the DGCL. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she or they were such officer, transfer agent or registrar at the date of issue. The Corporation may not issue stock certificates in bearer form. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

(b) The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of any stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 Special Designation of Certificates. If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

6.3 Transfer of Stock. Shares of the stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (if any) or by delivery of duly executed instructions with respect to uncertificated shares, with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

6.4 Stock Transfer Agreements. The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.5 Registered Stockholders.

(a) The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

6.6 Dividends.

(a) The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

(b) The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation and meeting contingencies.

6.7 Lost, Stolen or Destroyed Stock Certificates. Except as provided in this Section 6.7, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Article VII - Miscellaneous

7.1 Execution of Corporate Contracts and Instruments. The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Records. A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

7.3 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.4 Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Article VIII - Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

(a) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

(b) Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding this Section 8.1(b), the Corporation may give a notice by electronic mail in accordance with Section 8.1(a) without obtaining the consent required by this Section 8.1(b).

(c) Any notice given pursuant to Section 8.1(b) shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii) if by any other form of electronic transmission, when directed to the stockholder.

(d) Notwithstanding anything to the contrary in this Article VIII, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

(e) An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

8.2 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article IX - Indemnification

9.1 Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, each person who was or is made or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or non-profit entity (hereinafter, an “indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as director, officer, employee or agent, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 (ERISA) excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with any such Proceeding; provided that, except as otherwise provided in Section 9.4, the Corporation shall indemnify in connection with a Proceeding initiated by such indemnitee only if the Proceeding was authorized in the specific case by the Board.

9.2 Indemnification of Others. The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by the DGCL or any other applicable law, as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party to or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or non-profit entity, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

9.3 Prepayment of Expenses. In addition to the obligation to indemnify conferred in Section 9.1, the Corporation shall to the fullest extent not prohibited by the DGCL or any other applicable law pay the expenses (including attorneys’ fees) incurred by any indemnitee, and may pay the expenses incurred by any employee or agent of the Corporation, in defending or otherwise participating in any Proceeding in advance of its final disposition; provided that except as otherwise provided in Section 9.4, the Corporation shall advance expenses in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board; provided, further, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking, by or on behalf of the person, to repay all amounts so advanced if it shall ultimately be determined that the person is not entitled to be indemnified under this Article IX or otherwise.

9.4 Determination; Claim. If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within 60 days, or a claim for advancement of expenses under this Article IX is not paid in full within 20 days, after a written claim therefor has been received by the Corporation the indemnitee may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5 Non-Exclusivity of Rights. The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6 Insurance. The Corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or non-profit entity against any liability asserted against him or her or them and expenses incurred by him or her or them in any such capacity, or arising out of his or her or their status as such, whether or not the Corporation would have the power to indemnify him or her or them against such liability or expenses under the provisions of the DGCL or other applicable law.

9.7 Other Indemnification. The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation or such partnership, joint venture, trust, employee benefit plan, fund, other enterprise or non-profit entity.

9.8 Continuation of Indemnification. The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

9.9 Amendment or Repeal; Interpretation.

(a) The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of these bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

(b) Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan, fund or other enterprise or non-profit entity shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan, fund or other enterprise or non-profit entity. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan, fund or other enterprise or non-profit entity has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan, fund or other enterprise or non-profit entity shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan, fund or other enterprise or non-profit entity for purposes of this Article IX.

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI - Construction and Definitions

11.1 Construction and Definitions in General. Unless otherwise specified or the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

11.2 Defined Terms. As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

“Acceptable Delivery Method” shall mean delivery in writing to the Secretary (i) by electronic mail (but only if confirmation of receipt of such electronic mail is received; provided that any communication or confirmation automatically generated by electronic means (such as out-of-office replies) shall not constitute such confirmation of receipt) or (ii) by registered mail addressed to the Secretary at the principal executive offices of the Corporation, return receipt requested.

The term “close of business” means 5:00 p.m. on any day except Saturdays, Sundays or legal holidays in Delaware.

“Competitor” means any entity that provides products or services that compete with or are alternatives to the principal products produced or services provided by the Corporation or any affiliate thereof.

“Corporation Securities” means any capital stock or other securities of the Corporation or any affiliate thereof.

“Derivative Instrument” means any derivative instruments, profit interests, options, warrants, convertible securities, stock appreciation or other rights with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any Corporation Securities or the voting rights thereof or with a value derived in whole or in part from the value of any Corporation Securities or any other contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any Corporation Securities, in each case, whether or not such instrument, contract or right shall be subject to settlement in the underlying Corporation Security.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

“Nominee Information” means as to each person whom the Proposing Stockholder proposes to nominate for election or reelection as director pursuant to Section 2.13 or Section 2.14 at the annual meeting, as applicable:

(a) the name, age, business address and residence address of such proposed nominee;

(b) the principal occupation or employment of such proposed nominee;

(c) the class and series and number of Corporation Securities which are, directly or indirectly, beneficially owned or of record by such proposed nominee, and the dates such Corporation Securities were acquired and the investment intent of such acquisition and evidence of such beneficial or record ownership, and any Derivative Instruments or Short Interests owned, held or entered into by such proposed nominee;

(d) a written questionnaire with respect to the background and qualification of such proposed nominee, and such other matters as reasonably determined by the Board or any committee thereof, completed by the proposed nominee in the form required by the Corporation (which form the Proposing Stockholder shall request in writing from the Secretary and which the Secretary shall provide to the Proposing Stockholder within ten days of receiving such request);

(e) such proposed nominee’s executed written consent to being named in the proxy statement as a nominee;

(f) such proposed nominee’s written representation and agreement in the form required by the Corporation (which form the Proposing Stockholder shall request in writing from the Secretary and which the Secretary shall provide to such Proposing Stockholder within ten days of receiving such request) that:

(i) such proposed nominee is not and will not become party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Board or any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director, with such person’s fiduciary duties under applicable law;

(ii) such proposed nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Board;

(iii) such proposed nominee would, if elected as a director, comply with applicable state or federal law or the rules of any stock exchange on which any Corporation Securities are traded, all of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines applicable generally to the Corporation’s directors and applicable fiduciary duties under state law and, if elected as a director, such person would be in compliance with any such policies and guidelines that have been publicly disclosed;

(iv) such proposed nominee intends to serve a full term if elected as a director of the Corporation;

(v) such proposed nominee will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct and that do not and will not omit to state a fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(vi) such proposed nominee does not have any direct or indirect relationship with the Corporation that would cause such person to be considered not independent pursuant to the Corporation’s corporate governance guidelines as most recently published on its website and otherwise qualifies as independent under the rules and listing standards of the primary stock exchange upon which the shares of common stock of the Corporation is listed or traded, any applicable rules of the Securities and Exchange Commission or any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation’s directors, including those applicable to a director’s service on the audit committee, compensation committee and any other committees of the Board (the “Independence Standards”);

(vii) such proposed nominee is a “non-employee director” for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule);

(viii) such proposed nominee is an “outside director” for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision); and

(ix) such proposed nominee is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933, as amended (the “Securities Act”) or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of such person;

(g) any information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation under the Independence Standards or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee;

(h) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings during the past three years, and any other relationships, between or among such proposed nominee, on the one hand, and the Proposing Stockholder and any Stockholder Associated Person, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the stockholder making the nomination and any Stockholder Associated Person were the “registrant” for purposes of such rule and the person being nominated were a director or executive officer of such registrant; and

(i) details of any position where such proposed nominee has served as an officer or director of any Competitor within the three years preceding the submission of the stockholder notice.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

“Proposal Information” means as to any business (other than nomination of persons for election to the Board) the Proposing Stockholder proposes to bring before a meeting of stockholders pursuant to Section 2.13:

(a) a brief description of the business desired to be brought before the meeting of stockholders;

(b) the text of the proposal or business (including the complete text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend any incorporation document, including, but not limited to, the Certificate of Incorporation or these By-laws, the language of the proposed amendment);

(c) the reasons for conducting such business at the meeting of stockholders (including the text of any reasons for the proposed business that will be disclosed in any proxy statement or supplement thereto to be filed with the Securities and Exchange Commission); and

(d) a complete and accurate description of any material interest in such business of the Proposing Stockholder and any Stockholder Associated Persons, individually or in the aggregate, including any anticipated benefit to the Proposing Stockholder and any Stockholder Associated Persons therefrom.

“Proposing Stockholder” means any stockholder proposing matters to be brought before a meeting of stockholders or to nominate a person to the Board pursuant to Section 2.13 and Section 2.14.

The term “public disclosure” means disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, Section 14 or Section 15(d) of the Exchange Act.

“Short Interest” shall mean any agreement, arrangement, understanding or relationship (including any repurchase or so called “stock borrowing” agreement or arrangement) the effect or intent of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any Corporation Securities or manage risk with respect to any Corporation Securities, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any Corporation Securities.

“Stockholder Associated Person” shall mean (a) any person who is a member of a “group” (as such term is used in Rule 13d-5 of the Exchange Act) with or otherwise acting in concert with the Proposing Stockholder, (b) any beneficial owner of shares of capital stock of the Corporation beneficially owned or of record by the Proposing Stockholder (other than a stockholder that is a depositary), (c) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Proposing Stockholder or such Stockholder Associated Person and beneficially owns, directly or indirectly, shares of capital stock of the Corporation and (d) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A, or any successor instructions) with the Proposing Stockholder or such Stockholder Associated Person in respect of any proposals or nominations, as applicable.

“Stockholder Information” means as to any Proposing Stockholder and any Stockholder Associated Person:

(a) whether such Proposing Stockholder is providing the notice at the request of a beneficial holder of any Corporation Securities;

(b) the name and record address of such Proposing Stockholder and Stockholder Associated Person (including, if applicable, as they appear on the Corporation’s books and records);

(c) the class and series and number of shares of each class and series of Corporation Securities which are, directly or indirectly, beneficially owned or of record by such Proposing Stockholder or any Stockholder Associated Person, and the dates such shares were acquired and the investment intent of such acquisition and evidence of such beneficial or record ownership;

(d) the nominee holder for, and number of, any Corporation Securities beneficially owned but not of record by such Proposing Stockholder or Stockholder Associated Person;

(e) a complete and accurate description of any agreement, arrangement or understanding pursuant to which such Proposing Stockholder or Stockholder Associated Person has received any financial assistance, funding or other consideration from any other person with respect to the investment by such Proposing Stockholder or Stockholder Associated Person;

(f) a complete and accurate description of all Derivative Instruments or Short Interests owned, held or entered into by such Proposing Stockholder or Stockholder Associated Person;

(g) any rights to dividends on any Corporation Securities beneficially owned or of record by such Proposing Stockholder or Stockholder Associated Person, if any;

(h) any significant equity interests or any Derivative Instruments or Short Interests in any Competitor held or entered into by such Proposing Stockholder or Stockholder Associated Person;

(i) any interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such Proposing Stockholder or Stockholder Associated Person, in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Corporation Securities where such Proposing Stockholder or Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;

(j) any proportionate interest in any Corporation Securities, Derivative Instruments or Short Interests held, directly or indirectly, by a general or limited partnership or similar entity in which such Proposing Stockholder or Stockholder Associated Person (i) is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, or (ii) is the manager, managing member or, directly or indirectly beneficially, owns an interest in the manager or managing member of a limited liability company or similar entity;

(k) a complete and accurate description of all agreements, arrangements and understandings between or among (i) the Proposing Stockholder and any of the Stockholder Associated Persons or (ii) the Proposing Stockholder or any of the Stockholder Associated Persons and any other person or entity (naming each such person or entity) in connection with or related to the proposal of business or nomination of a director for election, including without limitation: (A) any proxy, contract, arrangement, understanding or relationship pursuant to which such Proposing Stockholder or Stockholder Associated Persons has the right to vote any Corporation Securities; (B) any understanding that the Proposing Stockholder or any of the Stockholder Associated Persons may have reached with any other stockholder (including their names) with respect to how each such stockholder will vote any Corporation Securities at any stockholder meeting or by written consent or take other action in support of or related to any business proposed or nomination or election of directors, or other action to be taken, by the Proposing Stockholder or any of the Stockholder Associated Persons; and (C) any other agreements that would be required to be disclosed by the Proposing Stockholder or any Stockholder Associated Person or any other person or entity pursuant to Item 5 or Item 6 of a Schedule 13D that would be filed pursuant to the Exchange Act and the rules and regulations promulgated thereunder (regardless of whether the requirement to file a Schedule 13D is applicable to the stockholder giving the notice or any Stockholder Associated Person or other person or entity);

(l) a complete and accurate description of any performance-related fees (other than an asset-based fee) to which such Proposing Stockholder or any Stockholder Associated Person may be entitled as a result of any increase or decrease in the value of any Corporation Securities, Derivative Instruments or Short Interest;

(m) the investment strategy or objective, if any, of such Proposing Stockholder and each Stockholder Associated Person who is not an individual and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such Proposing Stockholder and each such Stockholder Associated Person;

(n) a summary of any material discussion regarding the business or director nomination to be brought before the meeting between such Proposing Stockholder and any Stockholder Associated Persons, on the one hand, and any other beneficial or record owners of Corporation Securities (including their names), on the other hand, and to the extent known by the Proposing Stockholder, the name and address of any other stockholder supporting the proposal of other business;

(o) a complete and accurate description of any pending or to such Proposing Stockholder’s knowledge, threatened legal proceeding in which such Proposing Stockholder or any Stockholder Associated Person is a party or participant involving the Corporation or any officer, affiliate or associate of the Corporation;

(p) a representation from the Proposing Stockholder as to whether the Proposing Stockholder or any Stockholder Associated Person intends or is part of a group which intends (i) to deliver a proxy statement to and/or form of proxy with holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or nominate or elect a director and/or (ii) otherwise to solicit proxies in support of such proposal or nomination or election of a director;

(q) a complete and accurate description of any agreement, arrangement or understanding that has been made, the effect or intent of which is to increase or decrease the voting power of such stockholder or such Stockholder Associated Person with respect to any Corporation Securities, without regard to whether such transaction is required to be reported on a Schedule 13D in accordance with the Exchange Act; and

(r) a representation that such Proposing Stockholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting, that such Proposing Stockholder intends to vote such capital stock at such meeting, and that such Proposing Stockholder intends to appear in person or by proxy at such meeting to bring such business or nominate a person for election as a director, as applicable, before such meeting, and an acknowledgment that if such Proposing Stockholder does not appear to present such proposal or nominate such person at such meeting, the Corporation need not present such proposal or such person for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

ANNEX D

SYMBOTIC INC.

2022 OMNIBUS INCENTIVE COMPENSATION PLAN

ARTICLE I

GENERAL

1.1 Purpose

The purpose of the Symbotic Inc. Omnibus Incentive Compensation Plan (as amended from time to time, the “Plan”) is to help the Company (as hereinafter defined): (1) attract, retain and motivate key employees (including prospective employees), directors and consultants of Symbotic Inc., a Delaware corporation (formerly known as SVF Investment Corp. 3, a Cayman Islands exempted company) (together with its successors and permitted assigns, “Symbotic”); (2) align the interests of such persons with Symbotic’s stockholders; and (3) promote ownership of Symbotic’s equity.

1.2 Definitions of Certain Terms

For purposes of this Plan, the following terms have the meanings set forth below:

1.2.1 “Acquisition Awards” has the meaning set forth in Section 1.6.1(a).

1.2.2 “Additional Pool” has the meaning set forth in Section 1.6.1(b).

1.2.3 “Annual Increases” has the meaning set forth in Section 1.6.1(a).

1.2.4 “Award” means an award made pursuant to the Plan.

1.2.5 “Award Agreement” means the written document by which each Award is evidenced, and which may, but need not be (as determined by the Committee), executed or acknowledged by a Grantee as a condition to receiving an Award or the benefits under an Award, and which sets forth the terms and provisions applicable to Awards granted under the Plan to such Grantee. Any reference herein to an agreement in writing will be deemed to include an electronic writing to the extent permitted by applicable law.

1.2.6 “Board” means the Board of Directors of Symbotic.

1.2.7 “Business Combination” has the meaning provided in the definition of Change of Control.

1.2.8 “Cause” has the meaning provided in any employment agreement between the Company or its affiliates and the Grantee, if any, and if no such agreement exists or such agreement does not provide a definition of “Cause,” such term means: (a) continued failure to substantially perform assigned duties, including the duties and obligations of the Grantee’s position with the Company (other than any such failure resulting from incapacity due to physical or mental illness); (b) conviction of, or pleading of nolo contendere or guilty to, a felony under the laws of the United States or any State thereof, excluding felonies for minor traffic violations and/or felonies for vicarious liability for which the Grantee did not know of the felony and did not willfully violate the applicable law(s); (c) the commission of any act of fraud, theft, embezzlement or other material dishonesty taken by the Grantee which was intended to result in substantial gain or personal enrichment to the Grantee at the Company’s expense; (d) intentional violation of a federal or state law or regulation applicable to the Company’s business which violation was or is reasonably likely to be injurious to the Company; and/or (e) the deliberate and intentional violation by the Grantee of the provisions of any agreement with the Company or its affiliates regarding noncompetition, nonsolicitation and/or confidential information. A finding of “Cause” shall be determined by the Board in its exclusive discretion, and the Grantee shall have no appeal from such finding for any reason.

1.2.9 “Certificate” means a stock certificate (or other appropriate document or evidence of ownership) representing Shares.

1.2.10 “Change of Control” has the meaning provided in the LLC Agreement

1.2.11 “Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of Symbotic.

1.2.12 “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto, and the applicable rulings and regulations thereunder.

1.2.13 “Committee” has the meaning set forth in Section 1.3.1.

1.2.14 “Common Stock” means the Class A Common Stock of Symbotic, par value $0.0001 per share, and any other securities or property issued in exchange therefor or in lieu thereof pursuant to Section 1.6.3.

1.2.15 “Company” means Symbotic and any Subsidiary, and any successor entity thereto.

1.2.16 “Consultant” means any individual (other than a non-employee Director), corporation, partnership, limited liability company or other entity that provides bona fide consulting or advisory services to the Company.

1.2.17 “Covered Person” has the meaning set forth in Section 1.3.4.

1.2.18 “Director” means a member of the Board.

1.2.19 “Effective Date” has the meaning set forth in Section 3.23.

1.2.20 “Employee” means a regular, active employee and/or a prospective employee of the Company, but not including a non-employee Director.

1.2.21 “Employment” means a Grantee’s performance of services for the Company, as determined by the Committee. The terms “employ” and “employed” will have their correlative meanings. The Committee in its sole discretion may determine (a) whether and when a Grantee’s leave of absence results in a termination of Employment, (b) whether and when a change in a Grantee’s association with the Company results in a termination of Employment and (c) the impact, if any, of any such leave of absence or change in association on outstanding Awards.

1.2.22 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

1.2.23 “Fair Market Value” means, with respect to a Share, the closing price reported for the Common Stock on the applicable date as reported on the New York Stock Exchange or, if not so reported, as determined in accordance with a valuation methodology approved by the Committee, unless determined as otherwise specified herein. For purposes of the grant of any Award, the applicable date will be the trading day on which the Award is granted or, if the date the Award is granted is not a trading day, the trading day immediately prior to the date the Award is granted. For purposes of the exercise of any Award, the applicable date is the date a notice of exercise is received by the Company or, if such date is not a trading day, the trading day immediately following the date a notice of exercise is received by the Company.

1.2.24 “Good Reason” means (a) with respect to a Grantee employed pursuant to a written employment agreement which includes a definition of “Good Reason,” “Good Reason” as defined in that agreement, (b) with respect to a Grantee party to an Award Agreement which includes a definition of “Good Reason,” “Good

Reason” as defined in that Award Agreement or (c) with respect to any other Grantee, the occurrence of any of the following in the absence of the Grantee’s written consent: (i) the transfer of the Grantee’s primary work site to a new primary work site that is more than 50 miles from the Grantee’s primary work site in effect immediately before a Change of Control or (ii) a diminution of the Grantee’s base salary in effect immediately before a Change of Control by more than 10%, unless such diminution applies to all similarly situated employees. If the Grantee does not deliver to the Company a written notice of termination within 30 days after the Grantee has knowledge that an event constituting Good Reason has occurred, the event will no longer constitute Good Reason. In addition, the Grantee must give the Company 30 days to cure the event constituting Good Reason.

1.2.25 “Grantee” means an Employee, Director or Consultant who receives an Award.

1.2.26 “Incentive Stock Option” means a stock option to purchase Shares that is intended to be an “incentive stock option” within the meaning of Sections 421 and 422 of the Code, as now constituted or subsequently amended, or pursuant to a successor provision of the Code, and which is designated as an Incentive Stock Option in the applicable Award Agreement.

1.2.27 “LLC Agreement ” means the Second Amended and Restated Limited Liability Company Agreement of Symbotic Holdings LLC, as may be amended or otherwise modified from time to time in accordance with the terms thereof.

1.2.28 “Other Stock-Based or Cash-Based Awards” has the meaning set forth in Section 2.8.

1.2.29 “Performance Goals” means the performance goals established by the Committee in connection with the grant of Awards.

1.2.30 “Plan” has the meaning set forth in Section 1.1.

1.2.31 “Section 409A” means Section 409A of the Code, including any amendments or successor provisions to that section, and any regulations and other administrative guidance thereunder, in each case as they may be from time to time amended or interpreted through further administrative guidance.

1.2.32 “Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

1.2.33 “Share Limit” has the meaning set forth in Section 1.6.1(a).

1.2.34 “Shares” means shares of Common Stock.

1.2.35 “Subsidiary” means any corporation, partnership, limited liability company or other legal entity in which Symbotic, directly or indirectly, owns stock or other equity interests possessing 25% or more of the total combined voting power of all classes of the then-outstanding stock or other equity interests.

1.2.36 “Symbotic” has the meaning set forth in Section 1.1.

1.2.37 “Ten Percent Stockholder” means a person owning stock possessing more than 10% of the total combined voting power of all classes of stock of Symbotic and of any Subsidiary or parent corporation of Symbotic.

1.2.38 “Treasury Regulations” means the regulations promulgated under the Code by the United States Treasury Department, as amended.

1.3 Administration

1.3.1 The Compensation Committee of the Board (as constituted from time to time, and including any successor committee, the “Committee”) will administer the Plan. In particular, the Committee will have the authority in its sole discretion to:

(a) exercise all of the powers granted to it under the Plan;

(b) construe, interpret and implement the Plan and all Award Agreements;

(c) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing the Committee’s own operations;

(d) make all determinations necessary or advisable in administering the Plan;

(e) correct any defect, supply any omission and reconcile any inconsistency in the Plan;

(f) amend the Plan to reflect changes in applicable law;

(g) grant, or recommend to the Board for approval to grant, Awards and determine who will receive Awards, when such Awards will be granted and the terms of such Awards, including setting forth provisions with regard to the effect of a termination of Employment on such Awards and conditioning the vesting of, or the lapsing of any applicable vesting restrictions or other vesting conditions on, Awards upon the attainment of Performance Goals and/or upon continued service;

(h) amend any outstanding Award Agreement in any respect, including, without limitation, to:

(1) accelerate the time or times at which the Award becomes vested, unrestricted or may be exercised (and, in connection with such acceleration, the Committee may provide that any Shares acquired pursuant to such Award will be restricted shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Grantee’s underlying Award);

(2) accelerate the time or times at which Shares are delivered under the Award (and, without limitation on the Committee’s rights, in connection with such acceleration, the Committee may provide that any Shares delivered pursuant to such Award will be restricted shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Grantee’s underlying Award);

(3) waive or amend any goals, restrictions, vesting provisions or conditions set forth in such Award Agreement, or impose new goals, restrictions, vesting provisions and conditions; or

(4) reflect a change in the Grantee’s circumstances (e.g., a change to part-time employment status or a change in position, duties or responsibilities); and

(i) determine at any time whether, to what extent and under what circumstances and method or methods, subject to Section 3.13:

(1) Awards may be:

(A) settled in cash, Shares, other securities, other Awards or other property (in which event, the Committee may specify what other effects such settlement will have on the Grantee’s Award, including the effect on any repayment provisions under the Plan or Award Agreement);

(B) exercised; or

(C) canceled, forfeited or suspended;

(2) Shares, other securities, other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Grantee thereof or of the Committee;

(3) to the extent permitted under applicable law, loans (whether or not secured by Common Stock) may be extended by the Company with respect to any Awards;

(4) Awards may be settled by Symbotic, any of its Subsidiaries or affiliates or any of their designees; and

(5) the exercise price for any stock option (other than an Incentive Stock Option, unless the Committee determines that such a stock option will no longer constitute an Incentive Stock Option) or stock appreciation right may be reset.

1.3.2 The determination of the Committee on all matters relating to the Plan or any Award Agreement will be final, binding and conclusive. The Committee may allocate among its members and delegate to any person who is not a member of the Committee, or to any administrative group within the Company, any of its powers, responsibilities or duties. In delegating its authority, the Committee will consider the extent to which any delegation may cause Awards to fail to meet the requirements of Rule 16(b)-3(d)(1) or Rule 16(b)-3(e) under the Exchange Act. Except as specifically provided to the contrary, references to the Committee include any group, individual or individuals to whom the Committee has delegated its duties and powers.

1.3.3 Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board will have all of the authority and responsibility granted to the Committee herein.

1.3.4 No member of the Committee or any person to whom the Committee delegates its powers, responsibilities or duties in writing, including by resolution (each such person, a “Covered Person”), will have any liability to any person (including any Grantee) for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award, except as expressly provided by statute. Each Covered Person will be indemnified and held harmless by the Company against and from:

(a) any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement, in each case, in good faith; and

(b) any and all amounts paid by such Covered Person, with the Company’s approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, provided that the Company will have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company gives notice of its intent to assume the defense, the Company will have sole control over such defense with counsel of the Company’s choice.

The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person’s bad faith, fraud or willful misconduct. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under Symbotic’s articles of incorporation or bylaws, pursuant to any individual indemnification agreements between such Covered Person and the Company, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.

1.4 Persons Eligible for Awards

Awards under the Plan may be made to Employees, Directors and Consultants.

1.5 Types of Awards Under Plan

Awards may be made under the Plan in the form of cash-based or stock-based Awards. Stock-based Awards may be in the form of any of the following, in each case in respect of Common Stock:

(a) stock options;

(b) stock appreciation rights;

(c) restricted shares;

(d) restricted stock units;

(e) dividend equivalent rights; and

(f) other equity-based or equity-related Awards (as further described in Section 2.8), that the Committee determines to be consistent with the purposes of the Plan and the interests of the Company.

1.6 Shares of Common Stock Available for Awards

1.6.1 Common Stock Subject to the Plan.

(a) Subject to the other provisions of this Section 1.6, the total number of Shares that may be granted under the Plan will be [●]1 Shares; provided that such number of Shares shall increase on the first day of each calendar year beginning January 1, 2023 and ending on and including January 1, 2032, equal to the lesser of (i) 5% of the aggregate number of Shares outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of Shares (which may be zero) as is determined by the Committee prior to such calendar year (such annual increase, the “Annual Increase” and, such overall limit, the “Share Limit”). Shares of Common Stock subject to awards that are assumed, converted or substituted under the Plan as a result of the Company’s acquisition of another company (including by way of merger, combination or similar transaction) (“Acquisition Awards”) will not count against the Share Limit. Available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and do not reduce the Share Limit, subject to applicable stock exchange requirements.

(b) Separate from the Share Limit set forth in Section 1.6.1(a), the Committee may, solely in connection with the exchange of awards under the 2012 Value Appreciation Plan or the Amended and Restated 2018 Long Term Incentive Plan, grant Awards covering up to [●] Shares (the “Additional Pool”), subject to such terms and conditions as the Committee may determine. Shares from the Additional Pool that are subject to any such Award will not be available for future grants of Awards under the Plan regardless of whether such Award is forfeited, expires, is settled for cash or otherwise.

1.6.2 Replacement of Shares. Shares subject to an Award that is forfeited (including any restricted shares repurchased by the Company at the same price paid by the Grantee so that such Shares are returned to the Company), expires or is settled for cash (in whole or in part), to the extent of such forfeiture, expiration or cash settlement will be available for future grants of Awards under the Plan and will be added back to the Share Limit in the same number of Shares as were deducted in respect of the grant of such Award. The payment of dividend equivalent rights in cash in conjunction with any outstanding Awards will not be counted against the Share Limit. Shares tendered by a Grantee or withheld by the Company in payment of the exercise price of a stock option or to satisfy any tax withholding obligation with respect to an Award will be available for future grants of Awards under the Plan and will be added back to the Share Limit in the same number of Shares as were tendered by a Grantee or withheld by the Company in payment of the exercise price of a stock option or to satisfy any tax withholding obligation with respect to an Award.

[1]	Number of Shares to reflect the amount that is 10% of the Company’s fully-diluted outstanding stock immediately after closing.

1.6.3 Adjustments. The Committee will:

(a) adjust the number and type of Shares or other property or securities authorized pursuant to Section 1.6.1;

(b) adjust the individual Grantee limitations set forth in Sections 1.7, 2.4.1 and 2.5.1;

(c) adjust the number and type of Shares or other property or securities set forth in Section 2.3.2 that can be issued through Incentive Stock Options; and

(d) adjust the terms of any outstanding Awards (including, without limitation, the number of Shares covered by each outstanding Award, the type of property or securities to which the Award relates and the exercise or strike price of any Award), in such manner as it deems appropriate (including, without limitation, by payment of cash) to prevent the enlargement or dilution of rights, as a result of any increase or decrease in the number of issued Shares (or issuance of property or securities other than Shares) resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of Shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or Shares, including any extraordinary dividend or extraordinary distribution; provided that no such adjustment may be made if or to the extent that it would cause an outstanding Award to fail to comply with Section 409A of the Code.

ARTICLE II

AWARDS UNDER THE PLAN

2.1 Agreements Evidencing Awards

Each Award granted under the Plan will be evidenced by an Award Agreement that will contain such provisions and conditions as the Committee deems appropriate. Unless otherwise provided herein, the Committee may grant Awards in tandem with or, subject to Section 3.13, in substitution for or satisfaction of any other Award or Awards granted under the Plan or any award granted under any other plan of the Company. By accepting an Award pursuant to the Plan, a Grantee thereby agrees that the Award will be subject to all of the terms and provisions of the Plan and the applicable Award Agreement.

2.2 No Rights as a Stockholder

No Grantee (or other person having rights pursuant to an Award) will have any of the rights of a stockholder of Symbotic with respect to Shares subject to an Award until the delivery of such Shares. Except as otherwise provided in Section 1.6.3, no adjustments will be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, Common Stock, other securities or other property) for which the record date is before the date the Certificates for the Shares are delivered, or in the event the Committee elects to use another system, such as book entries by the transfer agent, before the date in which such system evidences the Grantee’s ownership of such Shares.

2.3 Options

2.3.1 Grant. Stock options may be granted to eligible recipients in such number and at such times during the term of the Plan as the Committee may determine; provided, however, that the maximum number of Shares as to which stock options may be granted under the Plan to any one individual in any fiscal year may not exceed [●]2 Shares (as adjusted pursuant to the provisions of Section 1.6.3).

[2]	Number of Shares to reflect the amount that is 10% of the Company’s fully-diluted outstanding stock immediately after closing.

2.3.2 Incentive Stock Options. At the time of grant, the Committee will determine:

(a) whether all or any part of a stock option granted to an eligible Employee will be an Incentive Stock Option; and

(b) the number of Shares subject to such Incentive Stock Option; provided, however, that:

(1) the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which Incentive Stock Options are exercisable for the first time by an eligible Employee during any fiscal year (under all such plans of Symbotic and of any Subsidiary or parent corporation of Symbotic) may not exceed $100,000; and

(2) no Incentive Stock Option (other than an Incentive Stock Option that may be assumed or issued by the Company in connection with a transaction to which Section 424(a) of the Code applies) may be granted to a person who is not eligible to receive an Incentive Stock Option under the Code.

The form of any stock option which is entirely or in part an Incentive Stock Option will clearly indicate that such stock option is an Incentive Stock Option or, if applicable, the number of Shares subject to the Incentive Stock Option. No more than [●]3 Shares and as cumulatively increased on January 1, 2023 and on each January 1 thereafter by the Annual Increase for such year (as adjusted pursuant to the provisions of Section 1.6.3) that can be delivered under the Plan may be issued through Incentive Stock Options.

2.3.3 Exercise Price. The exercise price per share with respect to each stock option will be determined by the Committee but, except as otherwise permitted by Section 1.6.3, may never be less than the Fair Market Value of a share of Common Stock (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, 110% of the Fair Market Value). Unless otherwise noted in the Award Agreement, the Fair Market Value of the Common Stock will be its Fair Market Value on the date of grant of the Award of stock options.

2.3.4 Term of Stock Option. In no event will any stock option be exercisable after the expiration of 10 years (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, five years) from the date on which the stock option is granted.

2.3.5 Vesting and Exercise of Stock Option and Payment for Shares. A stock option may vest and be exercised at such time or times and subject to such terms and conditions as will be determined by the Committee at the time the stock option is granted and set forth in the Award Agreement. Subject to any limitations in the applicable Award Agreement, any Shares not acquired pursuant to the exercise of a stock option on the applicable vesting date may be acquired thereafter at any time before the final expiration of the stock option.

To exercise a stock option, the Grantee must give written notice to the Company specifying the number of Shares to be acquired and accompanied by payment of the full purchase price therefor in cash or by certified or official bank check or in another form as determined by the Company, which, subject to the Award Agreement, may include:

(a) personal check;

(b) Shares, based on the Fair Market Value as of the exercise date;

(c) any other form of consideration approved by the Company and permitted by applicable law; and

(d) any combination of the foregoing.

[3]	Number of Shares to reflect the amount that is 10% of the Company’s fully-diluted outstanding stock immediately after closing.

The Committee may also make arrangements for the cashless exercise of a stock option. Any person exercising a stock option will make such representations and agreements and furnish such information as the Committee may, in its sole discretion, deem necessary or desirable to effect or assure compliance by the Company on terms acceptable to the Company with the provisions of the Securities Act, the Exchange Act and any other applicable legal requirements.

2.4 Stock Appreciation Rights

2.4.1 Grant. Stock appreciation rights may be granted to eligible recipients in such number and at such times during the term of the Plan as the Committee may determine.

2.4.2 Exercise Price. The exercise price per share with respect to each stock appreciation right will be determined by the Committee but, except as otherwise permitted by Section 1.6.3, may never be less than the Fair Market Value of the Common Stock. Unless otherwise noted in the Award Agreement, the Fair Market Value of the Common Stock will be its Fair Market Value on the date of grant of the Award of stock appreciation rights.

2.4.3 Term of Stock Appreciation Right. In no event will any stock appreciation right be exercisable after the expiration of 10 years from the date on which the stock appreciation right is granted.

2.4.4 Vesting and Exercise of Stock Appreciation Right and Delivery of Shares. Each stock appreciation right may vest and be exercised in such installments as may be determined in the Award Agreement at the time the stock appreciation right is granted. Subject to any limitations in the applicable Award Agreement, any stock appreciation rights not exercised on the applicable vesting date may be exercised thereafter at any time before the final expiration of the stock appreciation right.

To exercise a stock appreciation right, the Grantee must give written notice to the Company specifying the number of stock appreciation rights to be exercised. Upon exercise of stock appreciation rights, Shares, cash or other securities or property, or a combination thereof, as specified by the Committee, equal in value to:

(a) the excess of:

(1) the Fair Market Value of the Common Stock on the date of exercise over

(2) the exercise price of such stock appreciation right

multiplied by

(b) the number of stock appreciation rights exercised, will be delivered to the Grantee.

Any person exercising a stock appreciation right will make such representations and agreements and furnish such information as the Committee may, in its sole discretion, deem necessary or desirable to effect or assure compliance by the Company on terms acceptable to the Company with the provisions of the Securities Act, the Exchange Act and any other applicable legal requirements.

2.5 Restricted Shares

2.5.1 Grants. The Committee may grant or offer for sale restricted shares in such amounts and subject to such terms and conditions as the Committee may determine. Upon the delivery of such shares, the Grantee will have the rights of a stockholder with respect to the restricted shares, subject to any other restrictions and conditions as the Committee may include in the applicable Award Agreement.

2.5.2 Right to Vote and Receive Dividends on Restricted Shares. Each Grantee of an Award of restricted shares will, during the period of restriction, be the beneficial and record owner of such restricted shares and will have full voting rights with respect thereto. During the period of restriction, all ordinary cash dividends or other ordinary distributions paid upon any restricted share will be retained by the Company and will be paid to the relevant Grantee (without interest) when the Award of restricted shares vests and will revert back to the Company if for any reason the restricted share upon which such dividends or other distributions were paid reverts back to the Company (any extraordinary dividends or other extraordinary distributions will be treated in accordance with Section 1.6.3).

2.6 Restricted Stock Units

The Committee may grant Awards of restricted stock units in such amounts and subject to such terms and conditions as the Committee may determine. A Grantee of a restricted stock unit will have only the rights of a general unsecured creditor of Symbotic, until delivery of Shares, cash or other securities or property is made as specified in the applicable Award Agreement. On the delivery date specified in the Award Agreement, the Grantee of each restricted stock unit not previously forfeited or terminated will receive one share of Common Stock, cash or other securities or property equal in value to a share of Common Stock or a combination thereof, as specified by the Committee.

2.7 Dividend Equivalent Rights

The Committee may include in the Award Agreement with respect to any Award a dividend equivalent right entitling the Grantee to receive amounts equal to all or any portion of the regular cash dividends that would be paid on the Shares covered by such Award if such Shares had been delivered pursuant to such Award. The grantee of a dividend equivalent right will have only the rights of a general unsecured creditor of Symbotic until payment of such amounts is made as specified in the applicable Award Agreement. In the event such a provision is included in an Award Agreement, the Committee will determine whether such payments will be made in cash, in Shares or in another form, whether they will be conditioned upon the exercise of the Award to which they relate (subject to compliance with Section 409A of the Code), the time or times at which they will be made, and such other terms and conditions as the Committee will deem appropriate; provided that in no event may such payments be made unless and until the Award to which they relate vests.

2.8 Other Stock-Based or Cash-Based Awards

The Committee may grant other types of equity-based, equity-related or cash-based Awards (including the grant or offer for sale of unrestricted Shares, performance share awards, performance units settled in cash) (“Other Stock-Based or Cash-Based Awards”) in such amounts and subject to such terms and conditions as the Committee may determine. The terms and conditions set forth by the Committee in the applicable Award Agreement may relate to the achievement of Performance Goals, as determined by the Committee at the time of grant. Such Awards may entail the transfer of actual Shares to Award recipients and may include Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

2.9 Repayment if Conditions Not Met

If the Committee determines that all terms and conditions of the Plan and a Grantee’s Award Agreement were not satisfied, and that the failure to satisfy such terms and conditions is material, then the Grantee will be obligated to pay the Company immediately upon demand therefor, (a) with respect to a stock option and a stock appreciation right, an amount equal to the excess of the Fair Market Value (determined at the time of exercise) of the Shares that were delivered in respect of such exercised stock option or stock appreciation right, as applicable, over the exercise price paid therefor, (b) with respect to restricted shares, an amount equal to the Fair Market Value (determined at the time such shares became vested) of such restricted shares, and (c) with respect to restricted stock units, an amount equal to the Fair Market Value (determined at the time of delivery) of the Shares or other securities or cash delivered with respect to the applicable delivery date, in each case with respect to clauses (a), (b) and (c) of this Section 2.9, without reduction for any amount applied to satisfy withholding tax or other obligations in respect of such Award.

2.10 Minimum Vesting

Except for Acquisition Awards and Awards covering Shares from the Additional Pool, all Awards shall be subject to a minimum vesting schedule of at least 12 months following the date of grant of the Award, provided that vesting may accelerate in connection with death, retirement, a Change of Control or other involuntary termination. Notwithstanding the foregoing, except with respect to Acquisition Awards and Shares from the Additional Pool, (i) up to 5% of the Shares available for grant under the Plan may be granted with a minimum vesting schedule that is shorter than that mandated in this Section 2.10 and (ii) Awards to Directors may be granted with a minimum vesting schedule that is the earlier of at least 12 months following the date of grant of the Award or the next annual meeting of stockholders of the Company.

ARTICLE III

MISCELLANEOUS

3.1 Amendment of the Plan

3.1.1 Unless otherwise provided in the Plan or in an Award Agreement, the Board may at any time and from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever but, subject to Sections 1.3, 1.6.3 and 3.7, no such amendment may materially adversely impair the rights of the Grantee of any Award without the Grantee’s consent. Subject to Sections 1.3, 1.6.3 and 3.6, an Award Agreement may not be amended to materially adversely impair the rights of a Grantee without the Grantee’s consent.

3.1.2 Unless otherwise determined by the Board, stockholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency; provided, however, if and to the extent the Board determines it is appropriate for the Plan to comply with the provisions of Section 422 of the Code, no amendment that would require stockholder approval under Section 422 of the Code will be effective without the approval of Symbotic’s stockholders.

3.2 Tax Withholding

Grantees will be solely responsible for any applicable taxes (including, without limitation, income and excise taxes) and penalties, and any interest that accrues thereon, that they incur in connection with the receipt, vesting or exercise of any Award. As a condition to the delivery of any Shares, cash or other securities or property pursuant to any Award or the lifting or lapse of restrictions on any Award, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of the Company relating to an Award (including, without limitation, the Federal Insurance Contributions Act (FICA) tax), subject to the Award Agreement:

(a) the Company may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to a Grantee whether or not pursuant to the Plan (including Shares otherwise deliverable);

(b) the Committee will be entitled to require that the Grantee remit cash to the Company (through payroll deduction or otherwise); or

(c) the Company may enter into any other suitable arrangements to withhold, in each case in the Company’s discretion the amounts of such taxes to be withheld based on the individual tax rates applicable to the Grantee.

3.3 Right of Offset

The Company will have the right to offset against its obligation to deliver Shares (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Grantee then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award provides for the deferral of compensation within the meaning of Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver Shares (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Grantee to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.

3.4 Nonassignability; No Hedging

Unless otherwise provided in an Award Agreement, no Award (or any rights and obligations thereunder) granted to any person under the Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner (including through the use of any cash-settled instrument), whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will or by the laws of descent and distribution, and all such Awards (and any rights thereunder) will be exercisable during the life of the Grantee only by the Grantee or the Grantee’s legal representative. Notwithstanding the foregoing, the Committee may permit, under such terms and conditions that it deems appropriate in its sole discretion, a Grantee to transfer any Award to any person or entity that the Committee so determines. Any sale, exchange, transfer, assignment, pledge, hypothecation or other disposition in violation of the provisions of this Section 3.4 will be null and void and any Award which is hedged in any manner will immediately be forfeited. All of the terms and conditions of the Plan and the Award Agreements will be binding upon any permitted successors and assigns.

3.5 Change of Control

3.5.1 Unless the Committee determines otherwise or as otherwise provided in the applicable Award Agreement, if a Grantee’s Employment is terminated by the Company or any successor entity thereto without Cause, or the Grantee resigns his or her Employment for Good Reason, in either case, on or within one year after a Change of Control, (i) each Award granted to such Grantee prior to such Change of Control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable, and (ii) any Shares deliverable pursuant to restricted stock units will be delivered promptly (but no later than 15 days) following such Grantee’s termination of Employment. As of the Change of Control date, any outstanding performance-based awards shall be deemed earned at the greater of the target level and the actual performance level at the date of the Change of Control with respect to all open performance periods and will cease to be subject to any further performance conditions but will continue to be subject to time-based vesting following the Change of Control in accordance with the original performance period.

3.5.2 Notwithstanding the foregoing, in the event of a Change of Control, a Grantee’s Award will be treated, to the extent determined by the Committee to be permitted under Section 409A, in accordance with one or more of the following methods as determined by the Committee in its sole discretion: (i) settle such Awards for an amount of cash or securities equal to their value, where in the case of stock options and stock appreciation rights, the value of such awards, if any, will be equal to their in-the-money spread value (if any), as determined in the sole discretion of the Committee; (ii) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Committee in its sole discretion; (iii) modify the terms of such awards to add events, conditions or circumstances (including termination of Employment within a specified period after a Change of

Control) upon which the vesting of such Awards or lapse of restrictions thereon will accelerate; (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue (as is or as adjusted by the Committee) after closing; or (v) provide that for a period of at least 20 days prior to the Change of Control, any stock options or stock appreciation rights that would not otherwise become exercisable prior to the Change of Control will be exercisable as to all Shares subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change of Control and if the Change of Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void) and that any stock options or stock appreciation rights not exercised prior to the consummation of the Change of Control will terminate and be of no further force and effect as of the consummation of the Change of Control. In the event that the consideration paid in the Change of Control includes contingent value rights, earnout or indemnity payments or similar payments, then the Committee will determine if Awards settled under clause (i) above are (a) valued at closing taking into account such contingent consideration (with the value determined by the Committee in its sole discretion) or (b) entitled to a share of such contingent consideration. For the avoidance of doubt, in the event of a Change of Control where all stock options and stock appreciation rights are settled for an amount (as determined in the sole discretion of the Committee) of cash or securities, the Committee may, in its sole discretion, terminate any stock option or stock appreciation right for which the exercise price is equal to or exceeds the per share value of the consideration to be paid in the Change of Control transaction without payment of consideration therefor. Similar actions to those specified in this Section 3.5.2 may be taken in the event of a merger or other corporate reorganization that does not constitute a Change of Control.

3.6 No Continued Employment or Engagement; Right of Discharge Reserved

Neither the adoption of the Plan nor the grant of any Award (or any provision in the Plan or Award Agreement) will confer upon any Grantee any right to continued Employment, or other engagement, with the Company, nor will it interfere in any way with the right of the Company to terminate, or alter the terms and conditions of, such Employment or other engagement at any time.

3.7 Nature of Payments

3.7.1 Any and all grants of Awards and deliveries of Common Stock, cash, securities or other property under the Plan will be in consideration of services performed or to be performed for the Company by the Grantee. Awards under the Plan may, in the discretion of the Committee, be made in substitution in whole or in part for cash or other compensation otherwise payable to a Grantee. Only whole Shares will be delivered under the Plan. Awards will, to the extent reasonably practicable, be aggregated in order to eliminate any fractional shares. Fractional shares may, in the discretion of the Committee, be forfeited or be settled in cash or otherwise as the Committee may determine.

3.7.2 All such grants and deliveries of Shares, cash, securities or other property under the Plan will constitute a special discretionary incentive payment to the Grantee, will not entitle the Grantee to the grant of any future Awards and will not be required to be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any contributions to or any benefits under any pension, retirement, profit-sharing, bonus, life insurance, severance or other benefit plan of the Company or under any agreement with the Grantee, unless the Company specifically provides otherwise.

3.8 Non-Uniform Determinations

3.8.1 The Committee’s determinations under the Plan and Award Agreements need not be uniform and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive Awards, (b) the terms and provisions of Awards and (c) whether a Grantee’s Employment has been terminated for purposes of the Plan.

3.8.2 To the extent the Committee deems it necessary, appropriate or desirable to comply with foreign law or practices and to further the purposes of the Plan, the Committee may, in its sole discretion and without amending the Plan, establish special rules applicable to Awards to Grantees who are foreign nationals, are employed outside the United States or both and grant Awards (or amend existing Awards) in accordance with those rules.

3.9 Other Payments or Awards

Nothing contained in the Plan will be deemed in any way to limit or restrict the Company from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.10 Plan Headings

The headings in the Plan are for the purpose of convenience only and are not intended to define or limit the construction of the provisions hereof.

3.11 Termination of Plan

The Board reserves the right to terminate the Plan at any time; provided, however, that in any case, the Plan will terminate on the day before the 10th anniversary of the Effective Date, and provided, further, that all Awards made under the Plan before its termination will remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

3.12 Clawback/Recapture Policy

Awards under the Plan will be subject to any clawback or recapture policy that the Company may adopt from time to time to the extent provided in such policy and, in accordance with such policy, may be subject to the requirement that the Awards be repaid to the Company after they have been distributed to the Grantee.

3.13 Section 409A

3.13.1 All Awards made under the Plan that are intended to be “deferred compensation” subject to Section 409A will be interpreted, administered and construed to comply with Section 409A, and all Awards made under the Plan that are intended to be exempt from Section 409A will be interpreted, administered and construed to comply with and preserve such exemption. The Board and the Committee will have full authority to give effect to the intent of the foregoing sentence. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between the Plan and a provision of any Award or Award Agreement with respect to an Award, the Plan will govern.

3.13.2 Without limiting the generality of Section 3.13.1, with respect to any Award made under the Plan that is intended to be “deferred compensation” subject to Section 409A:

(a) any payment due upon a Grantee’s termination of Employment will be paid only upon such Grantee’s separation from service from the Company within the meaning of Section 409A;

(b) any payment due upon a Change of Control of the Company will be paid only if such Change of Control constitutes a “change in ownership” or “change in effective control” within the meaning of Section 409A, and in the event that such Change of Control does not constitute a “change in the ownership” or “change in the effective control” within the meaning of Section 409A, such Award will vest upon the Change of Control and any payment will be delayed until the first compliant date under Section 409A;

(c) any payment to be made with respect to such Award in connection with the Grantee’s separation from service from the Company within the meaning of Section 409A (and any other payment that would be subject to the limitations in Section 409A(a)(2)(B) of the Code) will be delayed until six months after the Grantee’s separation from service (or earlier death) to the extent required by Section 409A;

(d) if the Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Grantee’s right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment;

(e) if the Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the Grantee’s right to the dividend equivalents will be treated separately from the right to other amounts under the Award; and

(f) for purposes of determining whether the Grantee has experienced a separation from service from the Company within the meaning of Section 409A, “subsidiary” will mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with Symbotic, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term “controlling interest” has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations; provided that the language “at least 20 percent” is used instead of “at least 80 percent” each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations.

3.14 Governing Law

THE PLAN AND ALL AWARDS MADE AND ACTIONS TAKEN THEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO PRINCIPLES OF CONFLICT OF LAWS.

3.15 Disputes; Choice of Forum

3.15.1 The Company and each Grantee, as a condition to such Grantee’s participation in the Plan, hereby irrevocably submit to the exclusive jurisdiction of any state or federal court located in the State of Delaware, over any suit, action or proceeding arising out of or relating to or concerning the Plan or, to the extent not otherwise specified in any individual agreement between the Company and the Grantee, any aspect of the Grantee’s Employment with the Company or the termination of that Employment. The Company and each Grantee, as a condition to such Grantee’s participation in the Plan, acknowledge that the forum designated by this Section 3.15.1 has a reasonable relation to the Plan and to the relationship between such Grantee and the Company. Notwithstanding the foregoing, nothing herein will preclude the Company from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of this Section 3.15.1.

3.15.2 The agreement by the Company and each Grantee as to forum is independent of the law that may be applied in the action, and the Company and each Grantee, as a condition to such Grantee’s participation in the Plan, (i) agree to such forum even if the forum may under applicable law choose to apply non-forum law, (ii) hereby waive, to the fullest extent permitted by applicable law, any objection which the Company or such Grantee now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section 3.15.1, (iii) undertake not to commence any action arising out of or relating to or concerning the Plan in any forum other than the forum described in this Section 3.15.2, and (iv) agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court will be conclusive and binding upon the Company and each Grantee.

3.15.3 Each Grantee, as a condition to such Grantee’s participation in the Plan, agrees to keep confidential the existence of, and any information concerning, a dispute, controversy or claim described in Section 3.17, except that a Grantee may disclose information concerning such dispute, controversy or claim to the court that is considering such dispute, controversy or claim or to such Grantee’s legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute, controversy or claim).

3.16 Waiver of Jury Trial

EACH GRANTEE WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THE PLAN.

3.17 Waiver of Claims

Each Grantee of an Award recognizes and agrees that before being selected by the Committee to receive an Award the Grantee has no right to any benefits under the Plan. Accordingly, in consideration of the Grantee’s receipt of any Award hereunder, the Grantee expressly waives any right to contest the amount of any Award, the terms of any Award Agreement, any determination, action or omission hereunder or under any Award Agreement by the Committee, the Company or the Board, or any amendment to the Plan or any Award Agreement (other than an amendment to the Plan or an Award Agreement to which his or her consent is expressly required by the express terms of an Award Agreement). Nothing contained in the Plan, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between the Company and any Grantee. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

3.18 No Repricing or Reloads

Except as otherwise permitted by Section 1.6.3, reducing the exercise price of stock options or stock appreciation rights issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award or repurchase for cash or other consideration (in each case that has the effect of reducing the exercise price), will require approval of Symbotic’s stockholders. The Company will not grant any stock options or stock appreciation rights with automatic reload features.

3.19 Severability; Entire Agreement

If any of the provisions of the Plan or any Award Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision will be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions will not be affected thereby; provided that if any of such provision is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any Award Agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

3.20 No Liability with Respect to Tax Qualification or Adverse Tax Treatment

Notwithstanding anything to the contrary contained herein, in no event will the Company be liable to a Grantee on account of an Award’s failure to (a) qualify for favorable United States, federal, state or local or foreign tax treatment or (b) avoid adverse tax treatment under United States or foreign law, including, without limitation, Section 409A.

3.21 No Third-Party Beneficiaries

Except as expressly provided in an Award Agreement, neither the Plan nor any Award Agreement will confer on any person other than the Company and the Grantee of any Award any rights or remedies thereunder. The exculpation and indemnification provisions of Section 1.3.4 will inure to the benefit of a Covered Person’s estate and beneficiaries and legatees.

3.22 Successors and Assigns of the Company

The terms of the Plan will be binding upon and inure to the benefit of the Company and any successor entity, including as contemplated by Section 3.5.

3.23 Date of Adoption and Approval of Stockholders

The Plan was adopted by the Board on [●] and was approved by Symbotic’s stockholders on [●] (the “Effective Date”).

3.24 Limits on Compensation to Non-Employee Directors

No non-employee director of Symbotic may be granted (in any calendar year) compensation with a value in excess of $750,000 ($1,000,000 in the initial year of appointment or election to the Board), with the value of any equity-based awards based on the accounting grant date value of such award.

ANNEX E

SYMBOTIC INC.

2022 Employee Stock Purchase Plan

(As approved by shareholders on [●])

1. Purpose.

The purpose of the 2022 Employee Stock Purchase Plan of Symbotic Inc. (as amended from time to time, the “Plan”) is to promote the financial interests of Symbotic Inc., a Delaware corporation (formerly known as SVF Investment Corp. 3, a Cayman Islands exempted company) (together with its successors and permitted assigns, “Symbotic” and, together with any Subsidiary and any successor entity thereto, the “Company”), including its growth and performance, by providing eligible employees of the Company and its subsidiaries the opportunity to purchase an ownership position in the Company. This Plan is not intended to qualify as an “employee stock purchase plan” as defined in Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”).

2. Shares Available for Purchase.

Subject to adjustment as provided in Section 17, eligible employees may purchase in the aggregate up to a maximum of [●]1 (the “Initial Share Limit”) of Class A Common Stock outstanding, par value $0.0001 per share, of beneficial interest in the Company (the “Shares”); provided that such number of Shares shall increase on the first day of each calendar year beginning January 1, 2023 and ending on and including January 1, 2032, equal to the lesser of (i) 1% of the aggregate number of Shares then outstanding on the final day of the immediately preceding calendar year, (ii) the number of Shares that equals twice the size of the Initial Share Limit and (iii) such smaller number of Shares (which may be zero) as is determined by the the Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) prior to such calendar year. Shares may be issued upon exercise of an Option (as defined in Section 11) from authorized but unissued Shares, from Shares held in the treasury of the Company, or from any other proper source. If the total number of Shares specified in elections to be purchased under any Offering (as defined below) plus the number of Shares purchased under previous Offerings under this Plan exceeds the maximum number of Shares issuable under this Plan, the Committee will allot the Shares then available on a pro rata basis.

3. Administration.

The Plan shall be administered by the Committee. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant awards or administer the Plan. In any such case, the Board will have all of the authority and responsibility granted to the Committee herein.

The Committee shall have the authority to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any agreements entered into hereunder, and to make all other determinations necessary or advisable for the administration of the Plan, based on, among other things, information made available to the Committee by the management of the Company. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it shall deem desirable to carry it into effect. The determinations of the Committee (or Board, as applicable) in its administration of the Plan, as described herein, shall be final and conclusive.

4. Eligibility.

All employees of the Company and all employees of any subsidiary of the Company designated by the Committee from time to time (a “Designated Subsidiary”), other than Excluded Employees, are eligible to participate in any one or more of the offerings of Options to purchase Shares under the Plan, provided that:

(a) they are customarily employed by the Company or a Designated Subsidiary for at least 20 hours a week on a regular basis and for more than five months in a calendar year; and

(b) they are employees of the Company or a Designated Subsidiary on the first day of the applicable Offering Period (as defined below).

[1]	Number of Shares to reflect the amount that is 2.5% of outstanding shares immediately after closing.

For purposes of this Plan, “Excluded Employee” shall mean those employees or individuals which are temporary or leased employees, interns and such other individuals who shall, from time to time, be deemed ineligible to participate in the Plan, as determined by the Company in its discretion. For the avoidance of doubt, non-employee directors and independent contractors shall not be eligible to participate in the Plan.

An employee of the Company or a Designated Subsidiary who meets the requirements set forth above is eligible to participate in any offerings of Options that commence after the month in which the employee commences employment with the Company or a Designated Subsidiary. No employee may be granted an Option hereunder if such employee, immediately after the Option is granted, would own 5% or more of the total combined voting power or value of all classes of shares of the Company or any subsidiary.

5. Offerings.

The Committee may from time to time make one or more offerings (“Offerings”) to eligible employees to purchase Shares under this Plan beginning on the date or dates selected by the Committee (the “Offering Commencement Dates”). The provisions of separate Offerings need not be identical, but the period during which any Offering will be effective (each, an “Offering Period”) may not exceed 27 months, beginning with the Offering Commencement Date. Unless otherwise determined by the Committee, each Offering Period shall be six months. The first Offering Period shall commence on a date to be determined by the Committee.

6. Participation.

An employee eligible to participate in the Plan on the Offering Commencement Date of any Offering may participate in such Offering by completing and forwarding either a written or electronic payroll deduction authorization form to the employee’s appropriate payroll office prior to the applicable Offering Commencement Date. The form will authorize a regular payroll deduction from the Compensation (as defined below) received by the employee during the Offering Period in accordance with Section 7. Unless an employee files a new form or withdraws from the Plan in accordance with Section 8, the employee’s deductions and purchases will continue at the same rate for future Offerings under the Plan as long as the Plan remains in effect. The term “Compensation” means the employee’s base salary or wages that are actually paid to the employee and that are subject to withholding for Federal income tax purposes, and does not include overtime pay, shift differentials, premium pay, bonuses, commissions, equity awards, profit-sharing awards, other incentive pay or awards, fringe benefits, credits received under plans pursuant to Section 125 of the Code or similar items.

7. Deductions.

The Company will maintain payroll deduction accounts for all participating employees. With respect to any Offering made under this Plan, an employee may authorize a payroll deduction from 1% to up to a maximum of 15% of the Compensation the employee receives during the Offering Period (such deductions to be in whole percentages), provided that, in any calendar year, such deductions shall not exceed $25,000 in the aggregate. The Committee may, at its discretion, designate a lower maximum contribution rate for any Offering.

8. Deduction Changes.

An employee may decrease such employee’s payroll deduction once during any Offering Period by filing either a written or electronic new payroll deduction authorization form. Any employee may discontinue his payroll deductions at any time by filing either a written or electronic new payroll deduction authorization form. If an employee elects to discontinue his payroll deductions during an Offering Period, but does not elect to withdraw such employee’s funds pursuant to Section 10 hereof, funds deducted prior to such employee’s election to discontinue will be applied to the purchase of Shares on the Exercise Date (as defined below).

9. Interest.

Interest will not be paid on any employee accounts, except to the extent that the Committee, in its sole discretion, elects to credit employee accounts with interest at such rate as it may from time to time determine.

10. Withdrawal of Funds.

An employee may, at any time at least 15 business days (or such other number of days as is determined by the Company) prior to the close of business on the last business day in an Offering Period, and for any reason, permanently draw out the balance accumulated in the employee’s account and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Offering Period during which the employee withdrew the employee’s balance. The employee may participate in any subsequent Offering in accordance with terms and conditions established by the Committee.

11. Purchase of Shares.

(a) Number of Shares. On the Offering Commencement Date of each Offering Period, the Company will grant to each eligible employee who is then a participant in the Plan an option (an “Option”) to purchase on the last business day of such Offering Period (the “Exercise Date”) at the applicable purchase price (the “Option Price”) up to a maximum number of Shares to the extent determined by the Committee; provided, however, that no employee may be granted an Option which permits such employee’s rights to purchase Common Stock under this Plan, or any other employee stock purchase plan (as defined in Section 423(b) of the Code) of the Company and its subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such Common Stock (determined at the date such Option is granted) for each calendar year in which the Option is outstanding at any time; provided, further, however, that the Committee may, in its discretion, set a fixed maximum number of shares of Common Stock that each eligible employee may purchase per Offering Period, which number shall be subject to the first proviso clause of this Section 11(a).

(b) Option Price. The Committee shall determine the Option Price for each Offering Period, including whether such Option Price shall be determined based on the lesser of the closing price of the Shares on (i) the first business day of the Offering Period or (ii) the Exercise Date, or shall be based solely on the closing price of the Shares on the Exercise Date; provided, however, that such Option Price shall be at least 85% of the applicable closing price. In the absence of a determination by the Committee, the Option Price will be 85% of the lesser of the closing price of the Shares on (i) the first business day of the Offering Period or (ii) the Exercise Date. The closing price shall be (a) the closing price (for the primary trading session) on any national securities exchange on which the Shares are listed or (b) the average of the closing bid and asked prices in the over-the-counter market, whichever is applicable, as published in The Wall Street Journal or another source selected by the Committee. If no sales of Shares were made on such a day, the price of the Shares shall be the reported price for the next preceding day on which sales were made.

(c) Exercise of Option. Each employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have exercised his Option at the Option Price on such date and shall be deemed to have purchased from the Company the number of whole Shares reserved for the purpose of the Plan that his accumulated payroll deductions on such date will pay for, but not in excess of the maximum numbers determined in the manner set forth above.

(d) Return of Unused Payroll Deductions. Any balance remaining in an employee’s payroll deduction account at the end of an Offering Period will be automatically refunded to the employee, except that any balance that is less than the purchase price of one Share will be carried forward into the employee’s payroll deduction account for the following Offering, unless the employee elects not to participate in the following Offering under the Plan, in which case the balance in the employee’s account shall be refunded.

12. Issuance of Certificates.

Certificates representing Shares purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or (in the Company’s sole discretion) in the name of a brokerage firm, bank, or other nominee holder designated by the employee. The Company may, in its sole discretion and in compliance with applicable laws, authorize the use of book entry registration of Shares in lieu of issuing stock certificates.

13. Rights on Retirement, Death or Termination of Employment.

If a participating employee’s employment ends before the last business day of an Offering Period, no payroll deduction shall be taken from any pay then due and owing to the employee, and the balance in the employee’s account shall be paid to the employee. In the event of the employee’s death before the last business day of an Offering Period, the Company shall, upon notification of such death, pay the balance of the employee’s account (a) to the executor or administrator of the employee’s estate or (b) if no such executor or administrator has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. If, before the last business day of the Offering Period, the Designated Subsidiary by which an employee is employed ceases to be a subsidiary of the Company, or if the employee is transferred to a subsidiary of the Company that is not a Designated Subsidiary, the employee’s employment shall be deemed to have been terminated for the purposes of this Plan. A participating employee’s employment shall have ended or ceased hereunder on the date that the employee ceases performing services for the Company or a Designated Subsidiary on a permanent basis, whether such termination is lawful or otherwise, and without regard to any pay in lieu of notice (whether paid by way of lump sum or salary continuance), benefits continuance, or other termination-related payments or benefits, whether pursuant to the common law or otherwise, to which the employee may then be entitled (and without regard to any claim for damages in respect thereof), except as expressly required by any applicable employment or labor standards legislation.

14. Optionees Not Stockholders.

Neither the granting of an Option to an employee nor the deductions from the employee’s pay shall make such employee a stockholder of the Shares covered by an Option under this Plan until the employee has purchased and been issued such Shares.

15. Options Not Transferable; Holding Period; Notification of Sale of Shares.

Options under this Plan are not transferable by a participating employee other than by will or the laws of descent and distribution, and are exercisable during the employee’s lifetime only by the employee. Each employee agrees, by participating in the Plan, that Shares purchased under the Plan must be held for at least six months from the applicable Exercise Date. Each employee agrees, by participating in the Plan, to promptly give the Company notice of any disposition of Shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such Shares were purchased. For the avoidance of doubt, Shares purchased under the Plan by any employee shall be subject to all policies of the Company or any of its subsidiaries applicable to such employee as in effect from time to time, including any insider trading policy.

16. Application of Funds.

All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose.

17. Adjustment for Changes in Shares and Certain Other Events.

(a) Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Shares other than an ordinary cash dividend, (i) the number and class of securities available under this Plan, (ii) the share limitations set forth in Section 11(a), and (iii) the Option Price shall be equitably adjusted to the extent determined by the Committee.

(b) Reorganization Events.

(1) Definition. A “Reorganization Event” shall mean a Change of Control as defined in the Company’s 2022 Omnibus Incentive Compensation Plan.

(2) Consequences of a Reorganization Event on Options. In connection with a Reorganization Event, the Committee may take any one or more of the following actions as to outstanding Options on such terms as the Committee determines: (i) provide that Options shall be assumed, or substantially equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to employees, provide that all outstanding Options will be terminated immediately prior to the consummation of such Reorganization Event and that all such outstanding Options will become exercisable to the extent of accumulated payroll deductions as of a date specified by the Committee in such notice, which date shall not be less than 10 days preceding the effective date of the Reorganization Event, (iii) upon written notice to employees, provide that all outstanding Options will be cancelled as of a date prior to the effective date of the Reorganization Event and that all accumulated payroll deductions will be returned to participating employees on such date, (iv) in the event of a Reorganization Event under the terms of which holders of Shares will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the “Acquisition Price”), change the last day of the Offering Period to be the date of the consummation of the Reorganization Event and make or provide for a cash payment to each employee equal to (A) (i) the Acquisition Price times (ii) the number of Shares that the employee’s accumulated payroll deductions as of immediately prior to the Reorganization Event could purchase at the Option Price, where the Acquisition Price is treated as the fair market value of the Shares on the last business day of the applicable Offering Period for purposes of determining the Option Price under Section 11(b) hereof, and where the number of Shares that could be purchased is subject to the limitations set forth in Section 11(a), minus (B) the result of multiplying such number of Shares by such Option Price, (v) provide that, in connection with a liquidation or dissolution of the Company, Options shall convert into the right to receive liquidation proceeds (net of the Option Price thereof) or (vi) any combination of the foregoing.

(3) For purposes of clause (i) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each Share subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Shares for each Share held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if the consideration received as a result of the Reorganization Event is not solely shares of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of such number of shares of the acquiring or succeeding corporation (or an affiliate thereof) that the Committee determines to be equivalent in value (as of the date of such determination or another date specified by the Committee) to the per share consideration received by holders of outstanding Shares as a result of the Reorganization Event.

18. Amendment and Termination of the Plan.

The Committee may at any time, and from time to time, amend or suspend this Plan or any portion thereof, except that, if the amendment would increase the maximum number of shares issuable under the Plan, such amendment shall not be effected without shareholder approval. This Plan may be terminated at any time by the Committee. Upon termination of this Plan all amounts in the accounts of participating employees shall be promptly refunded.

19. Governmental Regulations.

The Company’s obligation to sell and deliver Shares under this Plan is subject to listing on a national stock exchange (to the extent the Shares are then so listed or quoted) and the approval of any governmental authorities required in connection with the authorization, issuance or sale of such stock.

20. Governing Law.

THE PLAN AND ALL SHARES ISSUED AND ACTIONS TAKEN THEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO PRINCIPLES OF CONFLICT OF LAWS.

21. Disputes; Choice of Forum.

(a) The Company and each participating employee, as a condition to such employee’s participation in the Plan, hereby irrevocably submit to the exclusive jurisdiction of any state or federal court located in the State of Delaware, over any suit, action or proceeding arising out of or relating to or concerning the Plan or, to the extent not otherwise specified in any individual agreement between the Company and the employee, any aspect of the employee’s employment with the Company or the termination of that employment. The Company and each participating employee, as a condition to such employee’s participation in the Plan, acknowledge that the forum designated by this Section 21 has a reasonable relation to the Plan and to the relationship between such employee and the Company. Notwithstanding the foregoing, nothing herein will preclude the Company from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of this Section 21.

(b) The agreement by the Company and each participating employee as to forum is independent of the law that may be applied in the action, and the Company and each employee, as a condition to such employee’s participation in the Plan, (i) agree to such forum even if the forum may under applicable law choose to apply non-forum law, (ii) hereby waive, to the fullest extent permitted by applicable law, any objection which the Company or such employee now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in this Section 21, (iii) undertake not to commence any action arising out of or relating to or concerning the Plan in any forum other than the forum described in this Section 21 and (iv) agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court will be conclusive and binding upon the Company and each grantee.

(c) Each employee, as a condition to such employee’s participation in the Plan, agrees to keep confidential the existence of, and any information concerning, a dispute, controversy or claim described in Section 23, except that an employee may disclose information concerning such dispute, controversy or claim to the court that is considering such dispute, controversy or claim or to such employee’s legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute, controversy or claim).

22. Waiver of Jury Trial.

EACH PARTICIPANT WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THE PLAN.

23. Waiver of Claims.

Each participating employee recognizes and agrees that before electing to participate in the Plan, the employee has no right to any benefits under the Plan. Accordingly, in consideration of the employee’s receipt of any benefits hereunder, the employee expressly waives any right to contest the number of Shares issuable hereunder, any determination, action or omission hereunder by the Committee, the Company or the Board, or any amendment to the Plan. The employee further waives any claim for damages or payment in lieu of benefits provided under the Plan, whether related or attributable to any contractual or common law termination entitlements or otherwise. Nothing contained in the Plan, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between the Company and any employee. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

24. Severability; Entire Agreement.

If any provision of the Plan is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision will be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions will not be affected thereby; provided that if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan contains the entire agreement of the parties with respect to the subject matter thereof and supersedes all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

25. No Liability With Respect to Tax Qualification or Adverse Tax Treatment.

Notwithstanding anything to the contrary contained herein, in no event will the Company be liable to a participating employee on account of the failure of an issuance of Shares to (a) qualify for favorable United States, federal, state or local or foreign tax treatment or (b) avoid adverse tax treatment under United States or foreign law, including, without limitation, Section 409A.

26. No Third-Party Beneficiaries.

The Plan will not confer on any person other than the Company and the participating employee any rights or remedies hereunder.

27. Successors and Assign of the Company.

The terms of the Plan will be binding upon and inure to the benefit of the Company and any successor entity, including upon a Change of Control.

28. Grants to Employees in Foreign Jurisdictions.

The Company may, to comply with the laws of a foreign jurisdiction, grant Options to employees of the Company or a Designated Subsidiary who are citizens or residents of such foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) (“Non-U.S. Employees”) with terms that are as favorable or less favorable (but not more favorable) than the terms of Options granted under the Plan to employees who are resident in the United States. Notwithstanding the preceding provisions of this Plan, Non-U.S. Employees may be excluded from eligibility under the Plan if (a) the grant of an Option under the Plan to such Non-U.S. Employee is prohibited under the laws of such jurisdiction or (b) compliance with the laws of the foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code. The Company may add one or more appendices to this Plan describing the operation of the Plan in those foreign jurisdictions in which employees are excluded from participation or granted less favorable Options.

29. Authorization of Sub-Plans.

The Committee may from time to time establish one or more sub-plans under the Plan with respect to one or more Designated Subsidiaries.

30. Withholding.

If applicable tax laws impose a tax withholding obligation, each affected employee shall, no later than the date of the event creating the tax liability, make provision satisfactory to the Committee for payment of any taxes required by law to be withheld in connection with any transaction related to Options granted to or Shares acquired by such employee pursuant to the Plan. The Company may, but will not be obligated to, deduct or withhold from the participating employee’s compensation or Shares received pursuant to the Plan the amount necessary for the Company to satisfy applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the participating employee.

31. Effective Date and Approval of Shareholders.

The Plan was adopted by the Committee on [●] and was approved by Symbotic’s stockholders on [●].

ANNEX F

THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SVF INVESTMENT CORP. 3

(ADOPTED BY SPECIAL RESOLUTION DATED 8 MARCH 2021)

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THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SVF INVESTMENT CORP. 3

(ADOPTED BY SPECIAL RESOLUTION DATED 8 MARCH 2021)

1.	The name of the company is SVF Investment Corp. 3 (the “Company”).

2.

The registered office of the Company will be situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands or at such other location as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4.

The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.

The authorised share capital of the Company is US$22,100 divided into 200,000,000 Class A ordinary shares with a nominal or par value of US$0.0001, 20,000,000 Class B ordinary shares with a nominal or par value of US$0.0001, and 1,000,000 preference shares with a nominal or par value of US$0.0001, provided always that subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to subdivide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

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THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SVF INVESTMENT CORP. 3

(ADOPTED BY SPECIAL RESOLUTION DATED 8 MARCH 2021)

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DIVIDENDS	F-22

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION	F-23

CAPITALISATION OF RESERVES	F-24

SHARE PREMIUM ACCOUNT	F-25

INVESTMENT ACCOUNTS	F-25

NOTICES	F-26

INDEMNITY	F-27

NON-RECOGNITION OF TRUSTS	F-28

BUSINESS OPPORTUNITIES	F-31

WINDING UP	F-32

AMENDMENT OF ARTICLES OF ASSOCIATION	F-33

CLOSING OF REGISTER OR FIXING RECORD DATE	F-33

REGISTRATION BY WAY OF CONTINUATION	F-33

MERGERS AND CONSOLIDATION	F-33

DISCLOSURE	F-34

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THE COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SVF INVESTMENT CORP. 3

(ADOPTED BY SPECIAL RESOLUTION DATED 8 MARCH 2021)

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to SVF Investment Corp. 3 (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Audit Committee” means the audit committee of the Company formed pursuant to Article 144 hereof, or any successor audit committee.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Business Combination” means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) (for as long as the securities in the Company are listed on the Designated Stock Exchange) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Fund (excluding (i) the deferred underwriting commissions, and (ii) taxes payable on the income earned on the Trust Fund) at the time of the definitive agreement to enter into a Business Combination; and (b) must not be effectuated with another blank cheque company or a similar company with nominal operations.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

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“Class A Shares” means the Class A ordinary Shares in the capital of the Company of $0.0001 nominal or par value designated as Class A Shares, and having the rights provided for in these Articles.

“Class B Shares” means the Class B ordinary Shares in the capital of the Company of $0.0001 nominal or par value designated as Class B Shares, and having the rights provided for in these Articles.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are traded, including, but not limited to, the NASDAQ Stock Market LLC, the NYSE MKT LLC, the New York Stock Exchange LLC or any OTC market.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, or any similar United States federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Founders” means the Sponsor and all Members immediately prior to the consummation of the IPO.

“Investment Account” shall have the meaning ascribed to it herein.

“Investor Group” means the Sponsor and its affiliates, successors and assigns.

“IPO” means the Company’s initial public offering of securities.

“IPO Redemption” shall have the meaning ascribed to it in Article 168.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Office” means the registered office of the Company as required by the Companies Act.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” means a resolution:

(a)

passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“Ordinary Shares” means the Class A Shares and Class B Shares.

“Over-Allotment Option” means the option of the Underwriters to purchase up to an additional 15% of the units sold in the IPO at a price equal to $10.00 per unit, less underwriting discounts and commissions.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

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“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“Preference Shares” means the Preference Shares in the capital of the Company of $0.0001 nominal or par value designated as Preference Shares, and having the rights provided for in these Articles.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Act and these Articles, means the Register maintained by the Company pursuant to the Companies Act and these Articles that is not designated by the Directors as a Branch Register.

“Public Shares” means the Class A Shares issued as part of the units issued in the IPO.

“Redemption Price” shall have the meaning ascribed to it in Article 168.

“Regulatory Withdrawal” means interest earned on the funds held in the Trust Fund that may be released to the Company to fund regulatory compliance requirements and other costs related thereto.

“Register” means the Register of Members of the Company required to be kept pursuant to the Companies Act and includes any Branch Register(s) established by the Company in accordance with the Companies Act.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“SEC” means the United States Securities and Exchange Commission.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Series” means a series of a Class as may from time to time be issued by the Company.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)

passed by a majority of not less than two-thirds (or, (i) prior to the consummation of a Business Combination only, with respect to amending Article 170(b) 100% of the votes cast at a meeting of the Shareholders and (ii) with respect to amending Article 99, a majority of not less than two-thirds of the votes cast at a meeting of the Shareholders including a simple majority of the holders of Class B Shares

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(and if the Shareholders vote in favour of such act but the approval of a simple majority of the holders of Class B Shares has not yet been obtained, the holders of a simple majority of Class B Shares shall have, in such vote, voting rights equal to the aggregate voting power of all the Shareholders of the Company who voted in favour of the resolution plus one)) of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Sponsor” means SVF Sponsor III (DE) LLC, a Delaware limited liability company.

“Sponsor Director” means any Director designated as a Sponsor Director by the Sponsor by notice in writing to the Company.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

“Trust Fund” means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with certain of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter” means an underwriter of the IPO.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or reenactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

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PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.

The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Act, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Act and the rules or requirements of any Designated Stock Exchange.

SHARES

8.

Subject to these Articles, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued; provided however that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a conversion described in Articles 14 to 18.

9.

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Underwriters determine that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the SEC and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

10.

The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and Series and sub-series and the different Classes and sub-classes and

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Series and sub-series shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes and Series (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

11.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

12.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

13.	Except as otherwise specified in these Articles or required by law, the holders of the Class A Shares and the Class B Shares (on an as converted basis) shall vote as a single class.

FOUNDER SHARES CONVERSION AND ANTI-DILUTION RIGHTS

14.

On the first business day following the consummation of the Company’s initial Business Combination, or at any earlier date at the option of the holders of the Class B Shares, the issued and outstanding Class B Shares shall automatically be converted into such number of Class A Shares as is equal to 20% of the sum of:

(a)	the total number of Class A Shares issued in the IPO (including pursuant to any Over-Allotment Option) plus the total number of Class B Shares issued, plus

(b)

the total number of Class A Shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding (i) any Class A Shares or equity-linked securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination; (ii) any private placement warrants issued to the Sponsor, the Investor Group or any members of the Company’s management team upon conversion of working capital loans; (iii) any Class A Shares issued, or to be issued, under any forward purchase agreements between the Sponsor and the Company; and (iv) any Class A Shares issued, or to be issued, to any investor pursuant to a private investment in public equity transaction in relation to the consummation of the initial Business Combination.

The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with the initial Business Combination, including but not limited to a private placement of equity of debt.

For the avoidance of doubt, such Class A Shares issued upon conversion will not have any redemption rights or be entitled to proceeds of liquidation from the Trust Fund if the Company does not consummate the Business Combination.

15.	Notwithstanding anything to the contrary contained herein in no event shall the Class B Shares convert into Class A Shares at a ratio that is less than one-for-one.

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16.

References in Articles 14 to Article 18 to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.

Each Class B Share shall convert into its pro rata number of Class A Shares as set forth in this Article 17. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the issued and outstanding Class B Shares shall be converted pursuant to Article 14 and the denominator of which shall be the total number of issued and outstanding Class B Shares at the time of conversion.

18.

The Directors may effect such conversion in any manner available under applicable law, including redeeming or repurchasing the relevant Class B Shares and applying the proceeds thereof towards payment for the new Class A Shares. For purposes of the repurchase or redemption, the Directors may, subject to the Company being able to pay its debts in the ordinary course of business, make payments out of amounts standing to the credit of the Company’s share premium account or out of its capital.

MODIFICATION OF RIGHTS

19.

Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

20.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares,

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any variation of the rights conferred upon the holders of Shares of any other Class or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

21.

If so determined by the Directors, any Person whose name is entered as a member in the Register may receive a certificate in the form determined by the Directors. All certificates shall specify the Share or Shares held by that person and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the member entitled thereto at the Member’s registered address as appearing in the Register.

22.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Exchange Act.

23.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of $1.00 or such smaller sum as the Directors shall determine.

24.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

25.	In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

26.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

27.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a

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Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

28.

The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

29.

For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

30.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

31.

The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

32.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

33.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

34.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

35.

The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

36.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

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FORFEITURE OF SHARES

37.

If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

38.

The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

39.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

40.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

41.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

42.

A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

43.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

44.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

45.

Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to, the Exchange Act), a Member may transfer all or any of his or her Shares.

46.

The instrument of transfer of any Share shall be in (a) any usual or common form, (b) such form as is prescribed by the Designated Stock Exchange, or (c) in any other form as the Directors may determine and

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shall be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

47.

Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to the Exchange Act), the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor.

48.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

49.

All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

TRANSMISSION OF SHARES

50.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

51.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

52.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

53.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

54.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

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(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)

subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

55.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

56.	Subject to the Companies Act and the rules of the Designated Stock Exchange, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

57.	With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in Article 168;

(b)

Shares held by the Founders shall be surrendered by the Founders on a pro rata basis for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20% of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in Article 164(b).

58.

Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

59.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

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60.

The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

61.

Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

62.

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

63.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

64.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

65.	The Directors may, whenever they think fit, convene a general meeting of the Company.

66.

Subject to Article 99, for so long as the Company’s Shares are traded on a Designated Stock Exchange, the Company shall in each year hold a general meeting as its annual general meeting at such time and place as may be determined by the Directors in accordance with the rules of the Designated Stock Exchange, unless such Designated Stock Exchange does not require the holding of an annual general meeting.

67.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

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68.

General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least thirty percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

69.

If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

70.

At least five days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

71.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

72.

All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

73.

No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

74.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

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75.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

76.	The chairman, if any, of the Directors shall preside as chairman at every general meeting of the Company.

77.

If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

78.	The chairman may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)

give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

79.	A resolution put to the vote of the meeting shall be decided on a poll.

80.	A poll shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

81.	In the case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

82.

A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

83.

Subject to any rights and restrictions for the time being attached to any Share, every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, shall have one vote for each Share of which he or the Person represented by proxy is the holder.

84.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

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85.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

86.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

87.	On a poll votes may be given either personally or by proxy.

88.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder.

89.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

90.

The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

91.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

92.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

93.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES

94.

If a clearing house (or its nominee) is a Member of the Company, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

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DIRECTORS

95.	Subject to Article 98, the Company may by Ordinary Resolution appoint any Person to be a Director.

96.

Subject to Article 98, the Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

97.	There shall be no shareholding qualification for Directors.

98.

For so long as the Company’s Shares are traded on a Designated Stock Exchange, the Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the first annual general meeting of Members after the IPO, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the second annual general meeting of Members after the IPO, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the third annual general meeting of Members after the IPO, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of Members, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until:

(a)	the expiration of their term;

(b)	until their successor shall have been duly elected and qualified; or

(c)	until their earlier death, resignation or removal.

No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

99.

Prior to an initial Business Combination, only holders of Class B Shares will have the right to vote on the election of Directors pursuant to Article 98 or the removal of the Directors pursuant to Article 117.

100.

For so long as the Company’s Shares are traded on a Designated Stock Exchange, any and all vacancies in the board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the board of Directors, and not by the Members. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. When the number of Directors is increased or decreased, the board of Directors shall, subject to Article 98, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full board of Directors until the vacancy is filled.

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ALTERNATE DIRECTOR

101.

Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing him and where he is a Director to have a separate vote in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer solely as a result of his appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

POWERS AND DUTIES OF DIRECTORS

102.

Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

103.

The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company (including, for the avoidance of doubt and without limitation, any chairman (or co-chairman) of the board of Directors, vice chairman of the board of Directors, one or more chief executive officers, presidents, a chief financial officer, a secretary, a treasurer, vice-presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries or any other officers as may be determined by the Directors), for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

104.

The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

105.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

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106.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

107.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

108.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

109.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

110.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

111.

The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

112.	The Directors shall have the authority to present a winding up petition on behalf of the Company without the sanction of a resolution passed by the Company in general meeting.

BORROWING POWERS OF DIRECTORS

113.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

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THE SEAL

114.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

115.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

116.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

117.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	prior to the closing of an initial Business Combination, is removed from office by Ordinary Resolution of the holders of the Class B Shares (only);

(e)	following the closing of an initial Business Combination, is removed from office by Ordinary Resolution of all Shareholders entitled to vote; or

(f)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

118.

The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any

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meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

119.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

120.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

121.

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

122.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

123.

Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

124.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of Officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

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125.

When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

126.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

127.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

128.

The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

129.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

130.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

131.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

132.

Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

133.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

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134.

The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

135.

Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

136.

The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

137.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

138.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

139.	No dividend shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

140.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

141.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

142.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

143.

The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

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144.

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an audit committee (the “Audit Committee”) as a committee of the board of Directors and shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

145.

The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

146.	Subject to the Companies Act and these Articles, the Directors may:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)

paying up in full unissued Shares or debentures of a nominal amount equal to that sum, and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

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(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

147.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

148.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

INVESTMENT ACCOUNTS

149.

The Directors may establish separate accounts on the books and records of the Company (each an “Investment Account”) for each Class and Series, or for more than one Class or Series, as the case may be, and the following provisions shall apply to each Investment Account:

(a)	the proceeds from the allotment and issue of Shares of any Class or Series may be applied in the books of the Company to the Investment Account established for the Shares of such Class or Series;

(b)

the assets and liabilities and income and expenditures attributable to the Shares of any Class or Series may be applied or allocated for accounting purposes to the relevant Investment Account established for such Shares subject to these Articles;

(c)

where any asset is derived from another asset (whether cash or otherwise), such derivative asset may be applied in the books of the Company to the Investment Account from which the related asset was derived and on each revaluation of an investment the increase or diminution in the value thereof (or the relevant portion of such increase or diminution in value) may be applied to the relevant Investment Account;

(d)

in the case of any asset of the Company which the Directors do not consider is attributable to a particular Investment Account, the Directors may determine the basis upon which any such asset shall be allocated among Investment Accounts and the Directors shall have power at any time and from time to time to vary such allocation;

(e)

where the assets of the Company not attributable to any Investment Accounts give rise to any net profits, the Directors may allocate the assets representing such net profits to the Investment Accounts as they may determine;

(f)

the Directors may determine the basis upon which any liability including expenses shall be allocated among Investment Accounts (including conditions as to subsequent re-allocation thereof if circumstances so permit or require) and shall have power at any time and from time to time to vary such basis and charge expenses of the Company against either revenue or the capital of the Investment Accounts; and

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(g)

the Directors may in the books of the Company transfer any assets to and from Investment Accounts if, as a result of a creditor proceeding against certain of the assets of the Company or otherwise, a liability would be borne in a different manner from that in which it would have been borne under this Article, or in any similar circumstances.

150.

Subject to any applicable law and except as otherwise provided in these Articles the assets held in each Investment Account shall be applied solely in respect of Shares of the Class or Series to which such Investment Account relates and no holder of Shares of a Class or Series shall have any claim or right to any asset allocated to any other Class or Series.

NOTICES

151.

Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

152.

Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

153.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

154.

Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

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155.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INDEMNITY

156.

To the fullest extent permitted by law, every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions or proceedings, whether threatened, pending or completed (a “Proceeding”), costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own actual fraud, wilful default or wilful neglect as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, or in respect of any actions or activities undertaken by an Indemnified Person provided for and in accordance with the provisions set out above (inclusive), including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending, or otherwise being involved in, (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. Each Member agrees to waive any claim or right of action he or she might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; provided that such waiver shall not extend to any matter in respect of any actual fraud, willful default or willful neglect which may attach to such Director.

157.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in

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relation thereto; unless the same shall happen through such Indemnified Person’s own actual fraud, wilful default or wilful neglect as determined by a court of competent jurisdiction.

158.

The Company will pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article or otherwise.

159.

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

160.

The rights to indemnification and advancement of expenses conferred on any indemnitee as set out above will not be exclusive of any other rights that any indemnitee may have or hereafter acquire. The rights to indemnification and advancement of expenses set out above will be contract rights and such rights will continue as to an Indemnified Person who has ceased to be a Director or officer and shall inure to the benefit of his or her heirs, executors and administrators.

NON-RECOGNITION OF TRUSTS

161.

Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

BUSINESS COMBINATION REQUIREMENTS

162.

Notwithstanding any other provision of the Articles, the Articles under this heading “Business Combination Requirements” shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of any Business Combination and the distribution of the Trust Fund pursuant to Article 170. In the event of a conflict between the Articles under this heading “Business Combination Requirements” and any other Articles, the provisions of the Articles under this heading “Business Combination Requirements” shall prevail.

163.

Article 170(b) may not be amended prior to the consummation of a Business Combination without a Special Resolution, the approval threshold for which is unanimity (100%) of all votes cast at a meeting of the Shareholders.

164.	Prior to the consummation of any Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

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(b)

provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Fund and not previously released to the Company to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of 24 months and/or to pay income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001.

165.

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a Business Combination, it shall file tender offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act.

166.

If, alternatively, the Company holds a Member vote to approve a proposed Business Combination, the Company will conduct any compulsory redemption in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act and not pursuant to the tender offer rules and file proxy materials with the SEC.

167.

At a general meeting called for the purposes of approving a Business Combination pursuant to these Articles, in the event that a majority of the Shares voted are voted for the approval of a Business Combination, the Company shall be authorised to consummate a Business Combination.

168.

Where such redemptions in connection with an initial Business Combination are not conducted via the tender offer rules pursuant to Article 165, any Member holding Public Shares who is not a Founder, officer or Director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares, and provided further that any holder that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Fund and not previously released to the Company to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of 24 months and/or to pay income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue (such redemption price being referred to herein as the “Redemption Price”).

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169.

The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.

170.

(a) In the event that either the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO, or such later time as the Members of the Company may approve in accordance with the Articles or a resolution of the Company’s Members is passed pursuant to the Companies Act to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reason, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of 24 months and/or to pay income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

(b) If any amendment is made to Article 170(a) that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within twenty-four months after the date of the closing of the IPO, or any amendment is made with respect to any other provisions of these Articles relating to the rights of holders of Class A Shares, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of 24 months and/or to pay our income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue.

171.

Except for the withdrawal of interest to pay income taxes and for Regulatory Withdrawals, if any, none of the funds held in the Trust Fund shall be released from the Trust Fund until the earlier of an IPO Redemption pursuant to Article 168, a repurchase of Shares by means of a tender offer pursuant to Article 164(b), a distribution of the Trust Fund pursuant to Article 170(a) or an amendment under Article 170(b). In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Fund.

172.

After the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to: (a) receive funds from the Trust Fund; or (b) vote on any Business Combination or any other proposal presented to the Shareholders prior to or in connection with the completion of a Business Combination.

173.

The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Fund (net of amounts previously disbursed to the Company’s

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management for working capital purposes and excluding the amount of deferred underwriting discounts held in the Trust Fund and taxes payable on the income earned on the Trust Fund) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. An initial Business Combination must not be effectuated solely with another blank cheque company or a similar company with nominal operations.

174.

Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

175.

A Director may vote in respect of any Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors. A resolution of the Directors to approve a Business Combination will only be validly passed if all Sponsor Directors and a majority of the independent directors (as defined pursuant to the rules and regulations of the Designated Stock Exchange) vote in favor of the Business Combination.

176.

The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

177.

The Company may enter into a Business Combination with a target business that is affiliated with the Sponsor, the Directors or officers of the Company if such transaction were approved by a majority of the independent directors (as defined pursuant to the rules and regulations of the Designated Stock Exchange) and the directors that did not have an interest in such transaction. In the event the Company enters into a Business Combination with an entity that is affiliated with the Sponsor, officers or Directors, the Company, or a committee of independent directors (as defined pursuant to the rules and regulations of the Designated Stock Exchange), will obtain an opinion that our initial Business Combination is fair to the Company from a financial point of view from either an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, Inc. or an independent accounting firm.

BUSINESS OPPORTUNITIES

178.

In recognition and anticipation of the facts that: (a) directors, managers, officers, members, partners, managing members, employees and/or agents of one or more members of the Investor Group (each of the foregoing, an “Investor Group Related Person”) may serve as Directors and/or officers of the Company; and (b) the Investor Group engages, and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, the provisions of Articles 179 to 183 are set forth to regulate and define the conduct of certain affairs of the Company as they may involve the Members and the Investor Group Related Persons, and the powers, rights, duties and liabilities of the Company and its officers, Directors and Members in connection therewith.

179.

To the fullest extent permitted by applicable law, the Investor Group and the Investor Group Related Persons shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company.

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180.

To the fullest extent permitted by applicable law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for either the Investor Group or the Investor Group Related Persons, on the one hand, and the Company, on the other, unless such opportunity is expressly offered to such Investor Group Related Person in their capacity as an Officer or Director of the Company and the opportunity is one that the Company is able to complete on a reasonable basis.

181.

Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, the Investor Group and the Investor Group Related Persons shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or officer of the Company solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company, unless such opportunity is expressly offered to such Investor Group Related Person in their capacity as an Officer or Director of the Company and the opportunity is one that the Company is able to complete on a reasonable basis.

182.

Except as provided elsewhere in these Articles, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and the Investor Group, about which a Director and/or officer of the Company who is also an Investor Group Related Person acquires knowledge. The Company shall, to the fullest extent permitted by applicable law, waive an interest in any corporate opportunity offered to any Director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a Director or Officer and such opportunity is one that the Company is able to complete on a reasonable basis.

183.

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company and (if applicable) each Member hereby waives, to the fullest extent permitted by applicable law, any and all claims and causes of action that the Company may have for such activities described in Articles 178 to 182 above. To the fullest extent permitted by applicable law, the provisions of Articles 178 to 182 apply equally to activities conducted in the future and that have been conducted in the past.

WINDING UP

184.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors’ claims.

185.

If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

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AMENDMENT OF ARTICLES OF ASSOCIATION

186.	Subject to the Companies Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

187.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may, by any means in accordance with the requirements of the Designated Stock Exchange, provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

188.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

189.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

190.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

191.	The Company may merge or consolidate in accordance with the Companies Act.

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192.	To the extent required by the Companies Act, the Company may by Special Resolution resolve to merge or consolidate the Company.

DISCLOSURE

193.

The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

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ANNEX G

December 12, 2021

Softbank Investment Advisors

Legal

One Circle Star Way

San Carlos, CA 94070

Re:	Equityholders Support Agreement

Ladies and Gentlemen:

This letter (this “Equityholders Support Agreement”) is being delivered to you in accordance with that Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation from the Cayman Islands to Delaware on the Closing Date and prior to the Effective Time) (“Acquiror”), Warehouse Technologies LLC, a New Hampshire limited liability company (the “Company”), Symbotic Holdings LLC, a Delaware limited liability company (“Symbotic”), and Saturn Acquisition (DE) Corp., a Delaware corporation and a Wholly Owned Subsidiary of SVF (“Merger Sub”) and the transactions contemplated thereby (the “Business Combination”), from the undersigned individuals (each, an “Insider” and collectively, the “Insiders”). Certain capitalized terms used herein are defined in paragraph 4 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

The Insiders are currently, and as of the Closing will be, the record owners of outstanding Company Common Units, with the Insiders’ ownership as of the date hereof detailed on Schedule A hereto.

In order to induce the Acquiror to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Insider hereby agrees, at all times prior to any valid termination of the Merger Agreement pursuant to its terms, with the Acquiror as follows:

1)	Each Insider irrevocably agrees that it, he or she or they shall:

a)

as promptly as reasonably practicable (and in any event, within 48 hours) after the Registration Statement becomes effective under the Securities Act, validly execute and deliver to the Company in respect of all Company Common Units owned by it, him or her or them (collectively, all such shares, the “Covered Shares”), the Company Written Consent pursuant to Sections 304-C:60 and 304-C:156 of the NHLLCA, adopting and approving the Company Merger Agreement, the Merger Agreement and the transactions contemplated thereby, including the Company Reorganization and the Business Combination;

b)

if a meeting of the Company’s unitholders is held with respect to the Business Combination (a “Unitholders Meeting”), appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

c)

vote (or execute and return an action by written consent), or cause to be voted at any Unitholders Meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination or merger, other than with Acquiror, its shareholders and/or their respective Affiliates and Representatives, and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company or Symbotic, as applicable, contained in the Merger Agreement or this Equityholders Support Agreement or result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled; and

d)

each Insider agrees not to, directly or indirectly, Transfer any of such Insider’s Covered Shares, or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of any of such Insider’s Covered Shares, provided that, notwithstanding the foregoing, any Insider may Transfer such Insider’s Covered Shares (i) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an Affiliate of such person or to a charitable organization, or by virtue of laws of descent and distribution upon death of the individual, or pursuant to a qualified domestic relations order and (ii) in the case of an entity, to an Affiliate thereof (each of clause (i) or (ii), a “Permitted Transferee”), in each case, so long as such Permitted Transferee agrees in writing, at or prior to the time of such Transfer, to be bound by this Equityholders Support Agreement. Until the valid termination of this Equityholders Support Agreement in accordance with paragraph 13, each Insider shall not enter into any voting agreement, voting trust or similar arrangement or understanding with respect to any of such Insider’s Covered Shares, grant any proxy, consent or power of attorney with respect to any of such Insider’s Covered Shares or take any action that would make the representations and warranties of such Insider contained in this Equityholders Support Agreement untrue or incorrect, violate or conflict with such Insider’s covenants and obligations under this Equityholders Support Agreement or otherwise have the effect of restricting, preventing or disabling such Insider from performing any of its obligations under this Agreement.

Prior to the valid termination of the Merger Agreement pursuant to its terms, each Insider shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws and advisable to consummate the Business Combination on the terms and subject to the conditions set forth in the Merger Agreement.

The obligations of the Insiders specified in this paragraph 1 shall apply whether or not the Business Combination or any action described above is recommended by the board of managers of the Company.

2)

Each Insider hereby agrees and acknowledges that: (i) prior to any valid termination of the Merger Agreement pursuant to its terms, Acquiror would be irreparably injured in the event of a breach by any Insider of its, his or her or their obligations under paragraph 1 of this Equityholders Support Agreement; (ii) monetary damages would not be an adequate remedy for such breach; and (iii) Acquiror shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach. Notwithstanding the foregoing, or anything herein to the contrary, under no circumstances shall any party to this Equityholders Support Agreement be liable for any special, incidental, consequential, exemplary or punitive damages to any other party in respect of this Equityholders Support Agreement, including any breach hereof, except to the extent such damages result from such party’s fraud or such party’s Willful Breach of this Equityholders Support Agreement.

3)

Each Insider hereby agrees not to assert, exercise or perfect, directly or indirectly, and irrevocably and unconditionally waives, any dissenters’ rights (including under Sections 304-C:160 through 304-C:172 of the NHLLCA, a copy of which is attached hereto as Schedule B) with respect to the Company Reorganization and the Business Combination.

4)

As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act; (ii) “Company Common Units” shall mean the outstanding Class A Units, Class B Preferred Units, Class B-1 Preferred Units, Class B-2 Preferred Units, Class C Units and Class C-1 Units, and any securities into which such shares are converted, including, for the avoidance of doubt, any conversion from Class C-1 Units to Class C Units prior to the Company Reorganization and the Business Combination; and (iii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

5)

Notwithstanding anything in this Equityholders Support Agreement to the contrary, nothing in this Equityholders Support Agreement shall limit any rights any Insider has in his, her or their capacity as manager of the Company. Each Insider is executing this Equityholders Support Agreement solely in his, her, their or its capacity as a record or beneficial owner of Company Common Units, and Acquiror specifically acknowledges and agrees that each and every agreement herein by each Insider is made only in such capacity and subject to the limitations set forth in the immediately preceding sentence.

6)

This Equityholders Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to each Insider. This Equityholders Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by Acquiror.

7)

No Insider may, except as set forth herein or in connection with any Transfer of Covered Shares to a Permitted Transferee, assign this Equityholders Support Agreement or assign or delegate, as applicable, any of its rights, interests, or obligations hereunder, without the prior written consent of Acquiror (except that, following any valid termination of the Merger Agreement, no consent from Acquiror shall be required). Acquiror may not, except as set forth herein, assign this Equityholders Support Agreement or assign or delegate, as applicable, any of its rights, interests, or obligations hereunder, without the prior written consent of the other parties hereto. Any purported assignment or delegation in violation of this paragraph 7 shall be void and ineffectual and shall not operate to transfer, assign or delegate any interest or title to the purported assignee. This Equityholders Support Agreement shall be binding on each Insider and Acquiror and their respective successors, heirs, personal representatives and assigns and permitted transferees.

8)

Nothing in this Equityholders Support Agreement shall be construed to confer upon, or give to, any Person other than the parties hereto any right, remedy or claim under or by reason of this Equityholders Support Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Equityholders Support Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

9)

This Equityholders Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

10)

This Equityholders Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Equityholders Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Equityholders Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

11)

This Equityholders Support Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Equityholders Support Agreement, or any instrument or other document delivered pursuant to this Equityholders Support Agreement exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.6 of the Merger Agreement or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this paragraph 11 or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS EQUITYHOLDERS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12)

All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this paragraph 12:

If to the Company or an Insider:

c/o Symbotic
200 Research Drive
Wilmington, MA 01887
Attention:	Corey Dufresne
Email:	cdufresne@symbotic.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004 and 1870 Embarcadero Road Palo Alto, CA 94303
Attention:	Robert W. Downes George Sampas Matthew B. Goodman
Email:	downesr@sullcrom.com sampasg@sullcrom.com goodmanm@sullcrom.com

If to Acquiror:

Softbank Investment Advisors Legal
One Circle Star Way
San Carlos, CA 94070
Attention:	General Counsel
Email:	legal@softbank.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas New York, NY 10019
Attention:	Jeffrey D. Marell Austin Pollet
Email:	jmarell@paulweiss.com apollet@paulweiss.com

13)

Upon the valid termination of the Merger Agreement pursuant to its terms, this Equityholders Support Agreement shall automatically terminate and be of no force and effect; provided, however, no such termination shall relieve each Insider or Acquiror from any liability resulting from a breach of this Equityholders Support Agreement occurring prior to such termination.

14)

Each Insider hereby represents and warrants (severally and not jointly as to itself, himself or herself or themselves only) to Acquiror as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Equityholders Support Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate or company powers and have been duly authorized by all necessary corporate or company actions on the part of such Person; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Equityholders Support Agreement and to perform his or her or their obligations hereunder; (iii) this Equityholders Support Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Equityholders Support Agreement, this Equityholders Support Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Equityholders Support Agreement by such Person does not, and the performance by such Person of his, her, their or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Company Common Units), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of his, her, their or its obligations under this Equityholders Support Agreement or (C) otherwise violate any Contract to which such Person is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer); (v) there are no Proceedings pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her or their obligations under this Equityholders Support Agreement; (vi) except for fees described in Sections 3.18 and 4.16 of the Merger Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person or any of their respective Affiliates in connection with the Merger Agreement or this Equityholders Support Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which Acquiror, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Merger Agreement and this Equityholders Support Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) such Person has good title to all such Company Common Units, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Company Common Units (other than transfer restrictions under the Securities Act)) affecting any such Company Common Units, other than pursuant to (A) this Equityholders Support Agreement, (B) the Company LLC Agreement, (C) the Company Merger Agreement and the Merger Agreement or (D) any applicable securities laws; and (x) the Company Common Units identified on Schedule A are the Company Common Units owned of record or Beneficially Owned by the Insiders as of the date hereof, and none of such Company Common Units is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Company Common Units, except as provided in this Equityholders Support Agreement.

15)

If, and as often as, there are any changes in the Company or the Company Common Units by way of share split, share dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Equityholders Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Company, the Company’s successor or the surviving entity of such transaction and the Company Common Units, each as so changed.

16)

Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[signature pages follow]

Sincerely,

The RBC 2021 4 Year GRAT

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

The RBC Millennium Trust

By:	/s/ Janet L. Cohen
Name: Janet L. Cohen
Title: As Trustee (and not individually)

By:	/s/ David A. Ladensohn
Name: David A. Ladensohn
Title: As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

RJJRP Holdings, Inc.

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President and Chief Executive Officer

[Signature Page to Equityholders Support Agreement]

/s/ Perry Cohen
Perry Cohen

[Signature Page to Equityholders Support Agreement]

The Jill Cohen Mill Trust

By:	/s/ David A. Ladensohn
Name:	David A. Ladensohn
Title:	As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

The Kanter Family Trust

By:	/s/ Joseph P. Toce, Jr.
Name:	Joseph P. Toce, Jr.
Title:	As Trustee (and not individually)

By:	/s/ Daniel Kanter
Name:	Daniel Kanter
Title:	As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

The PLC Family Trust

By:	/s/ Joseph P. Toce, Jr.
Name:	Joseph P. Toce, Jr.
Title:	As Trustee (and not individually)

By:	/s/ Adam S. Levy
Name:	Adam S. Levy
Title:	As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

The 2014 QSST F/B/O Perry Cohen

By:	/s/ David A. Ladensohn
Name:	David A. Ladensohn
Title:	As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

The 2014 QSST F/B/O Rachel Cohen Kanter

By:	/s/ David A. Ladensohn
Name:	David A. Ladensohn
Title:	As Trustee (and not individually)

[Signature Page to Equityholders Support Agreement]

/s/ Iman Abbasi
Iman Abbasi

[Signature Page to Equityholders Support Agreement]

/s/ William M. Boyd III
William M. Boyd III

[Signature Page to Equityholders Support Agreement]

/s/ George Dramalis
George Dramalis

[Signature Page to Equityholders Support Agreement]

/s/ Robert Doucette
Robert Doucette

[Signature Page to Equityholders Support Agreement]

/s/ Corey C. Dufresne
Corey C. Dufresne

[Signature Page to Equityholders Support Agreement]

/s/ Thomas Ernst
Thomas Ernst

[Signature Page to Equityholders Support Agreement]

Acknowledged and Agreed:

WAREHOUSE TECHNOLOGIES LLC

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President

Acknowledged and Agreed:

SVF INVESTMENT CORP. 3

By:	/s/ Ioannis Pipilis
Name: Ioannis Pipilis
Title: Chairman and Chief Executive Officer

[Signature Page to Equityholders Support Agreement]

ANNEX H

December 12, 2021

Warehouse Technologies LLC

c/o Symbotic

200 Research Drive

Wilmington, Massachusetts 01887

Re:    Sponsor Support Agreement

Ladies and Gentlemen:

This letter (this “Sponsor Support Agreement”) is being delivered to you in accordance with that Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation from the Cayman Islands to Delaware on the Closing Date and prior to the Effective Time) (“Acquiror”), Warehouse Technologies LLC, a New Hampshire limited liability company (the “Company”), Symbotic Holdings LLC, a Delaware limited liability company (“Symbotic”), and Saturn Acquisition (DE) Corp., a Delaware corporation and a Wholly Owned Subsidiary of SVF (“Merger Sub”) and the transactions contemplated thereby (the “Business Combination”), from SVF Sponsor III (DE) LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned individuals, each of whom is a member of Acquiror’s board of directors and/or management team (each, an “Insider” and collectively, the “Insiders”). Certain capitalized terms used herein are defined in paragraph 5 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

The Sponsor and certain Insiders are currently, and as of the Closing will be, the record owners of all of the outstanding Founder Shares and outstanding Private Placement Shares, with the Sponsor’s and Insiders’ ownership as of the date hereof detailed on Schedule A hereto.

In order to induce the Company to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor and each Insider hereby agrees, at all times prior to any valid termination of the Merger Agreement pursuant to its terms, with the Company as follows:

1)	The Sponsor and each Insider irrevocably agrees that it, he or she or they shall:

a)

vote any Ordinary Shares and Founder Shares owned by it, him or her or them (collectively, all such shares, the “Covered Shares”) in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the Special Meeting;

b)	when the Special Meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

c)

vote (or execute and return an action by written consent), or cause to be voted at the Special Meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any Business Combination Proposal, other than with the Company, its members and/or their respective Affiliates and Representatives, and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Business Combination or result in a breach of any covenant, representation or warranty or other obligation or agreement of Acquiror, Merger Sub, the Sponsor or the Insiders, as applicable, contained in the Merger Agreement, the Subscription Agreements or this Sponsor Support Agreement or result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled;

d)

vote (or execute and return an action by written consent), or cause to be voted at the Special Meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any change in business, management or the board of directors of Acquiror (other than in connection with the Business Combination and the other proposals related to the Business Combination); and

e)	not redeem any Covered Shares owned by it, him or her or them in connection with such shareholder approval or otherwise.

Prior to the valid termination of the Merger Agreement pursuant to its terms, the Sponsor and each Insider shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws and advisable to consummate the Business Combination on the terms and subject to the conditions set forth in the Merger Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, clearances, permits and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions or from any third party; provided, however, that: (a) notwithstanding anything to the contrary contained herein, in no event shall the Sponsor or any Insider be required to pay any consideration to any contractual third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees; (b) all such third-party consents, registrations, approvals, clearances, permits and authorizations may not be obtained, and the respective obligation of a party to the Merger Agreement to consummate the Merger is not subject to all such third-party consents, registrations, approvals, clearances, permits and authorizations being obtained; and (c) notwithstanding anything to the contrary contained herein, and without limiting the generality of the foregoing, nothing shall be deemed to require any Affiliates of Acquiror, other than the Sponsor, to, (i) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of such Affiliate, (ii) take or commit to take actions that limit the freedom of action of such Affiliate with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of such Affiliates, (iii) grant any financial, legal or other accommodation to any Person or (iv) propose, negotiate, commit to or effect any other condition, commitment or remedy of any kind.

The obligations of the Sponsor specified in this paragraph 1 shall apply whether or not the Business Combination or any action described above is recommended by the board of directors of Acquiror.

2)

The Sponsor and each Insider hereby agrees and acknowledges that: (i) prior to any valid termination of the Merger Agreement pursuant to its terms, the Company would be irreparably injured in the event of a breach by the Sponsor or any Insider of its, his or her or their obligations under paragraph 1 of this Sponsor Support Agreement; (ii) monetary damages would not be an adequate remedy for such breach; and (iii) the Company shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach. Notwithstanding the foregoing, or anything herein to the contrary, under no circumstances shall any party to this Sponsor Support Agreement be liable for any special, incidental, consequential, exemplary or punitive damages to any other party in respect of this Sponsor Support Agreement, including any breach hereof, except to the extent such damages result from such party’s fraud or such party’s Willful Breach of this Sponsor Support Agreement.

3)

The Sponsor and each Insider hereby agrees that, during the period commencing on the date hereof and ending at the earlier of the Effective Time or valid termination of the Merger Agreement pursuant to its terms, the Sponsor and each Insider shall not enter into, modify or amend any Contract (or waive any provision thereof) between or among the Sponsor or such Insider, anyone related by blood, marriage or adoption to the Sponsor or such Insider or any Affiliate of the Sponsor or such Insider (other than Acquiror and its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, that certain Forward Purchase Agreement, dated as of March 8, 2021, by and among Acquiror and SVF II SPAC Investment 3 (DE) LLC and that certain letter agreement, dated as of the date hereof, from Sponsor and the Insiders to Acquiror and the Company (the “Sponsor Agreement”), that would contradict, limit, restrict or impair (x) any party’s ability to perform or satisfy any obligation under this Sponsor Support Agreement or (y) the Company’s or Acquiror’s ability to perform or satisfy any obligation under the Merger Agreement or Subscription Agreements.

4)

During the period commencing on the date hereof and ending at the earlier of the Effective Time or valid termination of the Merger Agreement pursuant to its terms, the Sponsor and each Insider hereby waives and agrees to not perfect (in each case, for such Person and for such Person’s successors, heirs and assigns), to the fullest extent permitted by Law, any anti-dilution or similar protections with respect to the Covered Shares.

5)

As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Exchange Act; (ii) “Founder Shares” shall mean the shares of Class B ordinary shares, par value $0.0001 per share, and any securities into which such shares are converted; (iii) “Ordinary Shares” shall mean the Class A ordinary shares, par value $0.0001 per share, of Acquiror, and any securities into which such shares are converted; and (iv) “Private Placement Shares” shall mean the Ordinary Shares that the Sponsor purchased for an aggregate purchase price of $10,400,000, or $10.00 per Ordinary Share, in a private placement that occurred simultaneously with the consummation of Acquiror’s initial public offering and any securities into which such shares are converted.

6)

Notwithstanding anything in this Sponsor Support Agreement to the contrary, nothing in this Sponsor Support Agreement shall limit any rights any Insider has in his, her or their capacity as director of Acquiror pursuant to Section 7.2(b) of the Merger Agreement. Sponsor and each Insider is executing this Sponsor Support Agreement solely in his, her, their or its capacity as a record or beneficial owner of Founder Shares or Ordinary Shares, and the Company specifically acknowledges and agrees that each and every agreement herein by Sponsor and each Insider is made only in such capacity and subject to the limitations set forth in the immediately preceding sentence.

7)

This Sponsor Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor and each Insider. This Sponsor Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the Company.

8)

No party hereto may, except as set forth herein, assign this Sponsor Support Agreement or assign or delegate, as applicable, any of its rights, interests, or obligations hereunder, other than in conjunction with transfers permitted by the Sponsor Agreement, without the prior written consent of the other parties hereto (except that, following any valid termination of the Merger Agreement, no consent from the Company shall be required). Any purported assignment or delegation in violation of this paragraph shall be void and ineffectual and shall not operate to transfer, assign or delegate any interest or title to the purported assignee. This Sponsor Support Agreement shall be binding on the Sponsor, each Insider and the Company and their respective successors, heirs, personal representatives and assigns and permitted transferees.

9)

Nothing in this Sponsor Support Agreement shall be construed to confer upon, or give to, any Person other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Support Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Support Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10)

This Sponsor Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

11)

This Sponsor Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12)

This Sponsor Support Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Sponsor Support Agreement, or any instrument or other document delivered pursuant to this Sponsor Support Agreement exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided paragraph 13 hereof or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this paragraph 12 or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13)

All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this paragraph 13:

If to the Company:

c/o Symbotic
200 Research Drive
Wilmington, MA 01887
Attention:	Corey Dufresne
Email:	cdufresne@symbotic.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004 and 1870 Embarcadero Road Palo Alto, CA 94303
Attention:	Robert W. Downes George Sampas Matthew B. Goodman
Email:	downesr@sullcrom.com sampasg@sullcrom.com goodmanm@sullcrom.com

If to Acquiror, Sponsor or an Insider:

Softbank Investment Advisors Legal
One Circle Star Way
San Carlos, CA 94070
Attention:	General Counsel
Email:	legal@softbank.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas New York, NY 10019
Attention:	Jeffrey D. Marell Austin Pollet
Email:	jmarell@paulweiss.com apollet@paulweiss.com

14)

Upon the valid termination of the Merger Agreement pursuant to its terms, this Sponsor Support Agreement shall automatically terminate and be of no force and effect; provided, however, no such termination shall relieve the Sponsor, each Insider or the Company from any liability resulting from a breach of this Sponsor Support Agreement occurring prior to such termination.

15)

The Sponsor and each Insider hereby represents and warrants (severally and not jointly as to itself, himself or herself or themselves only) to the Company as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Sponsor Support Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate or company powers and have been duly authorized by all necessary corporate or company actions on the part of such Person; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Support Agreement and to perform his or her obligations hereunder; (iii) this Sponsor Support Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Support Agreement, this Sponsor Support Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Sponsor Support Agreement by such Person does not, and the performance by such Person of his, her, their or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Founder Shares or Private Placement Shares, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of his, her, their or its obligations under this Sponsor Support Agreement or (C) otherwise violate any Contract to which such Person is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer); (v) there are no Proceedings pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her or their obligations under this Sponsor Support Agreement; (vi) except for fees described in Section 4.16 of the Merger Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, Acquiror, any of its Subsidiaries or any of their respective Affiliates in connection with the Merger Agreement or this Sponsor Support Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which Acquiror, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Merger Agreement and this Sponsor Support Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) such Person has good title to all such Founder Shares and Private Placement Shares, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Founder Shares or Private Placement Shares (other than transfer restrictions under the Securities Act)) affecting any such Founder Shares or Private Placement Shares, other than pursuant to (A) this Sponsor Support Agreement, (B) the certificate of incorporation of Acquiror, (C) the Merger Agreement, (D) that certain Registration and Shareholder Rights Agreement, dated as of March 8, 2021, by and among Acquiror and certain security holders, (E) the Sponsor Agreement or (F) any applicable securities laws; and (x) the Founder Shares and Private Placement Shares identified on Schedule A are the only Founder Shares or Private Placement Shares owned of record or Beneficially Owned by the Sponsor and the Insiders as of the date hereof, and none of such Founder Shares or Private Placement Shares is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Shares, except as provided in this Sponsor Support Agreement.

16)

If, and as often as, there are any changes in Acquiror, the Founder Shares or the Private Placement Shares by way of share split, share dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to Acquiror, Acquiror’s successor or the surviving entity of such transaction, the Founder Shares and Private Placement Shares, each as so changed; provided, however, that no such adjustment shall be made in connection with the Domestication.

17)

Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[signature page follows]

Sincerely,

SVF SPONSOR III (DE) LLC

By:	/s/ Kokoro Motegi
Name: Kokoro Motegi
Title: Manager

/s/ Ioannis Pipilis
Ioannis Pipilis

/s/ Navneet Govil
Navneet Govil

/s/ Michael Carpenter
Michael Carpenter

/s/ Michael Tobin
Michael Tobin

/s/ Cristiana Falcone
Cristiana Falcone

[Signature Page to Sponsor Support Agreement]

Acknowledged and Agreed:

WAREHOUSE TECHNOLOGIES LLC

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President

[Signature Page to Sponsor Support Agreement]

ANNEX I

December 12, 2021

SVF Investment Corp. 3

One Circle Star Way

San Carlos, California 94070

and

Warehouse Technologies LLC

c/o Symbotic

200 Research Drive

Wilmington, Massachusetts 01887

Re: Certain Transaction Matters

Reference is made to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation from the Cayman Islands to Delaware on the Closing Date and prior to the Effective Time) (“Acquiror”), Warehouse Technologies LLC, a New Hampshire limited liability company (the “Company”), Symbotic Holdings LLC, a Delaware limited liability company, and Saturn Acquisition (DE) Corp., a Delaware corporation and a Wholly Owned Subsidiary of the Acquiror. This letter agreement (this “Letter Agreement”) is being entered into by SVF Sponsor III (DE) LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned individuals, each of whom is a member of Acquiror’s board of directors and/or management team (each, an “Insider” and collectively, the “Insiders”), Acquiror and the Company in connection with the Transactions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties hereto hereby agrees as follows:

1.	Definitions. For purposes of this Letter Agreement:

a.	“Acquiror Board” means the Board of Directors of Acquiror.

b.

“Acquiror Sale” means the occurrence of any of the following events (which, for the avoidance of doubt, shall not include the Transactions): (i) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act, but excluding any (A) employee benefit plan of such person or member of such group and their respective subsidiaries, and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan or (B) “person” or “group” who, on the Closing Date, is the beneficial owner of securities of Acquiror representing more than 50% of the combined voting power of Acquiror’s then outstanding voting securities, or their Permitted Transferees), becomes the beneficial owner, directly or indirectly, of shares of common stock, preferred stock and/or any other class or classes of capital stock of Acquiror (if any) representing in the aggregate more than 50% of the voting power of all of the outstanding shares of capital stock of Acquiror entitled to vote; (ii) the stockholders of Acquiror approve a plan of complete liquidation or dissolution of Acquiror or there is consummated a transaction or series of related transactions for the sale, lease, exchange or other disposition, directly or indirectly, by Acquiror of all or substantially all of Acquiror’s assets; or (iii) there is consummated a merger, consolidation of Acquiror or similar transaction with any other Person, and immediately after the consummation of such merger, consolidation or similar transaction, the voting securities of Acquiror immediately prior to such merger, consolidation or similar transaction do not continue to represent, or are not converted into, more than 50%

of the combined voting power of the then outstanding voting securities of the Person resulting from such merger, consolidation or similar transaction or, if the surviving company is a Subsidiary, the ultimate parent thereof; provided, however, that an “Acquiror Sale” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of related transactions immediately following which the beneficial owners of the common stock, preferred stock and/or any other class or classes of capital stock of Acquiror immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of Acquiror immediately following such transaction or series of transactions.

c.	“Founder Shares Lock-up Period” has the meaning set forth in the Insider Letter.

d.	“Insider Letter” means that certain letter agreement, dated as of March 8, 2021, by and among Acquiror, Sponsor and the Insiders.

e.	“Permitted Transfer” means the transfers contemplated by paragraph 5(d) of the Insider Letter.

f.

“Permitted Transferees” means the Persons to whom any Permitted Transfers have been made; provided, however, that such Permitted Transferees have entered into a written agreement agreeing to be bound by the transfer restrictions contained herein.

g.

“Private Placement Shares” means the shares of SVF Class A Ordinary Shares that the Sponsor purchased for an aggregate purchase price of $10,400,000, or $10.00 per SVF Class A Ordinary Share, in a private placement that occurred simultaneously with the consummation of Acquiror’s initial public offering and any securities into which such shares are converted.

h.

“Sponsor Shares” means (i) the shares of SVF Class B Ordinary Shares and any securities into which such shares are converted in connection with the Closing and (ii) the Private Placement Shares, but for the avoidance of doubt, does not include any Surviving Pubco Class A Common Stock issued to Sponsor or any of its Affiliates on the Closing Date pursuant to a Subscription Agreement or the Forward Purchase Agreement.

i.	“Transfer” has the meaning set forth in the Insider Letter.

j.	“Vesting Period” means the time period beginning on and including the Closing Date and ending on and including the seven-year anniversary of the Closing Date.

2.	Post-Closing Lock-Up.

a.

From and after the Closing, Sponsor and each Insider agrees to comply with the restrictions on transfer set forth in paragraph 5(a) of the Insider Letter, as in effect on the date hereof as if fully set forth herein, except that (i) such provisions shall apply to the Sponsor Shares, in lieu of “Founder Shares,” mutatis mutandis, and (ii) such restrictions on transfer shall not apply to Permitted Transfers. Notwithstanding anything in this paragraph 2 to the contrary, none of the foregoing restrictions shall restrict (i) the Sponsor, each Insider or any of their Permitted Transferees from pledging, hypothecating or granting a security interest in, lien on, or otherwise encumbering Sponsor Shares (other than Founder Shares) as security in respect of any bona fide financing arrangements (each, a “Permitted Loan” and, the Sponsor Shares pledged thereunder, the “Permitted Pledged Shares”) at any time, (ii) the Sponsor, any Insider or any of their Permitted Transferees transferring such Permitted Pledged Shares to satisfy or avoid a bona fide margin call pursuant to a Permitted Loan and (iii) the ability of any lender (or its affiliate) to foreclose upon and sell, dispose of or otherwise transfer any Permitted Pledged Shares.

b.

If any Sponsor Share subject to paragraph 2 hereto bears a legend (including a notation in Acquiror’s stock ledger or other books and records in the case of uncertificated securities) that they are subject to the restrictions on transfer set forth herein or in the Insider Letter, then, upon the termination of the Founder Shares Lock-up Period or the period described in paragraph 5(c) of the Insider Letter, as applicable, Acquiror shall use commercially reasonable efforts (and Sponsor shall cooperate in good faith) to promptly cause such legend to be removed.

3.	Vesting and Forfeiture of Sponsor Shares.

a.

Designation. Of the Sponsor Shares, sixty percent (60%) are referred to herein as “Immediately Vested Sponsor Shares” and, subject to the last sentence of this paragraph 3.a, the remaining forty percent (40%) are referred to herein as “Vesting Sponsor Shares.” Of the Vesting Sponsor Shares, (i) fifty percent (50%) are referred to herein as “$12.00 Threshold Shares,” and (ii) the remaining fifty (50%) are referred to herein as “$14.00 Threshold Shares.”

b.	Immediately Vested Sponsor Shares. From and after the Closing, the Immediately Vested Sponsor Shares shall be deemed to have vested and shall not be subject to forfeiture under this Letter Agreement.

c.

$12.00 Threshold Shares. Effective as of and conditioned upon the Closing, the $12.00 Threshold Shares shall be deemed unvested and become subject to forfeiture as set forth herein. At any time during the Vesting Period, upon the occurrence of Triggering Event I, (i) the $12.00 Threshold Shares shall be deemed to have vested and shall cease to be subject to forfeiture under this Letter Agreement and (ii) Acquiror shall (x) promptly (and in any event within two (2) Business Days) pay to the holder(s) of the $12.00 Threshold Shares all dividends and other distributions set aside pursuant to paragraph 3.h and (y) use commercially reasonable efforts (and Sponsor shall cooperate in good faith) to promptly cause any and all legends set forth on certificates representing the $12.00 Threshold Shares (or notations in Acquiror’s stock ledger or other books and records, if such shares are uncertificated) pursuant to paragraph 3.i to be removed.

d.

$14.00 Threshold Shares. Effective as of and conditioned upon the Closing, the $14.00 Threshold Shares shall be deemed unvested and become subject to forfeiture as set forth herein. At any time during the Vesting Period, upon the occurrence of Triggering Event II, (i) the $14.00 Threshold Shares shall be deemed to have vested and shall cease to be subject to forfeiture under this Letter Agreement and (ii) Acquiror shall (x) promptly (and in any event within two (2) Business Days) pay to the holder(s) of the $14.00 Threshold Shares all dividends and other distributions set aside pursuant to paragraph 3.h and (y) use commercially reasonable efforts (and Sponsor shall cooperate in good faith) to promptly cause any and all legends set forth on certificates representing the $14.00 Threshold Shares (or notations in Acquiror’s stock ledger or other books and records, if such shares are uncertificated) pursuant to paragraph 3.i to be removed.

e.	Acquiror Sale. Notwithstanding anything to the contrary set forth herein, in the event that there is an Acquiror Sale after the Closing and prior to the end of the Vesting Period:

i.

to the extent it has not already occurred, a Triggering Event I shall be deemed to occur (and the actions contemplated by paragraph 3.c shall be required to occur) on the day immediately prior to the occurrence of such Acquiror Sale if the value of the per share consideration to be received by the holders of Surviving Pubco Class A Common Stock in such Acquiror Sale (including any extraordinary dividends paid on the Surviving Pubco Class A Common Stock in connection with such Acquiror Sale) is greater than or equal to $12.00; provided, that if such Acquiror Sale is an acquisition of Acquiror by merger, business combination or otherwise in which the holders of Surviving Pubco Class A Common Stock receive consideration for their shares and such consideration consists only of cash at a price (including any extraordinary dividends paid on the Surviving Pubco Class A Common Stock in connection with such Acquiror Sale) less than $12.00 per share (a “Non-Qualifying $12.00 Acquiror Sale”), then the obligations in paragraphs 3.c, 3.d, 3.e.i and 3.e.ii shall terminate and no longer apply effective upon such Non-Qualifying $12.00 Acquiror Sale; and

ii.

to the extent it has not already occurred, a Triggering Event II shall be deemed to occur (and the actions contemplated by paragraph 3.d shall be required to occur) on the day immediately prior to the occurrence of such Acquiror Sale if the value of the per share consideration to be received by the holders of Surviving Pubco Class A Common Stock in such Acquiror Sale (including any extraordinary dividends paid on the Surviving Pubco Class A Common Stock in connection with such Acquiror Sale) is greater than or equal to $14.00; provided, that if such Acquiror Sale is an acquisition of Acquiror by merger, business combination or otherwise in which the holders of Surviving Pubco Class A Common Stock receive consideration for their shares and such consideration consists only of cash at a price (including any extraordinary dividends paid on the Surviving Pubco Class A Common Stock in connection with such Acquiror Sale) less than $14.00 per share (a “Non-Qualifying $14.00 Change of Control”), then the obligations in paragraph 3.d and this paragraph 3.e.ii shall terminate and no longer apply effective upon such Non-Qualifying $14.00 Change of Control;

provided, further, that (A) in each of the foregoing clauses i. and ii. of this paragraph 3.e, to the extent the per share consideration to be received by holders of Surviving Pubco Class A Common Stock in such Acquiror Sale includes contingent consideration or property other than cash, the Acquiror Board shall determine the value of such consideration in good faith (valuing any such consideration payable in publicly traded securities, on a per-security basis, at the volume-weighted average price (VWAP) of such security over the 20 consecutive Trading Day period ending on (and including) the second Business Day prior to the date of the entry into the binding definitive agreement providing for the consummation of such Acquiror Sale, if there be such an agreement, or the date of such Acquiror Sale, if there is no such agreement); (B) any determination by the Acquiror Board with respect to any matters contemplated by, or related to, this paragraph 3.e, including the value of the per share consideration to be received by holders of Surviving Pubco Class A Common Stock in any Acquiror Sale, shall be made in good faith and shall be final and binding on the parties hereto; and (C) if the consideration in an Acquiror Sale is equity securities of the surviving company or one of its Affiliates that are (or will be at the closing of such Acquiror Sale) publicly traded, any remaining unvested Vesting Sponsor Shares (not otherwise vested pursuant to this paragraph 3) shall not be forfeited and instead shall be converted into similar equity securities offered in such Acquiror Sale and shall remain subject to the remaining applicable vesting triggering events set forth herein (as may be equitably adjusted to take into account the structure and consideration provided for such Acquiror Sale). For avoidance of doubt, the provisions in clauses i. and ii. of this paragraph 3.e may apply to a single Acquiror Sale, such that both the Triggering Event I and the Triggering Event II may be deemed to occur in connection with such single Acquiror Sale if the conditions set forth in both clauses i. and ii. are satisfied.

f.

Equitable Adjustments. The number of shares set forth in paragraph 3.a and the Surviving Pubco Class A Common Stock price targets set forth in paragraphs 3.c, 3.d and 3.e, as applicable, shall be equitably adjusted for stock splits, reverse stock splits, dividends (cash or stock), reorganizations, recapitalizations, reclassifications, combinations or other like changes or transactions with respect to the Surviving Pubco Class A Common Stock occurring after the Closing (other than the Transactions).

g.	Forfeiture.

i.

If the Triggering Event I has not occurred or been deemed to have occurred prior to the end of the Vesting Period, the obligations in paragraphs 3.c, 3.d and 3.e shall terminate and no longer apply and all holder(s) of the $12.00 Threshold Shares and $14.00 Threshold Shares shall, on the first (1st) Business Day thereafter, irrevocably forfeit and surrender such shares to Acquiror for no consideration as a contribution to the capital of Acquiror (including for purposes of Section 118 of the Code).

ii.

If the Triggering Event II has not occurred or been deemed to have occurred prior to the end of the Vesting Period, the obligations in paragraphs 3.d and 3.e.ii shall terminate and no longer apply and all holder(s) of the $14.00 Threshold Shares shall, on the first (1st) Business Day thereafter, irrevocably forfeit and surrender such shares to Acquiror for no consideration as a contribution to the capital of Acquiror (including for purposes of Section 118 of the Code).

h.

Rights of Holder(s) of Vesting Sponsor Shares. The registered holder(s) of any Vesting Sponsor Shares that remain unvested as of the expiration of the Vesting Period shall not be entitled to any of the rights of ownership thereof, including the right to vote and receive dividends and other distributions in respect of such Vesting Sponsor Shares. Notwithstanding the foregoing, to the extent that any dividends or other distributions are paid in cash in respect of Vesting Sponsor Shares with a payment date prior to the earlier of (x) the vesting of such Vesting Sponsor Shares upon the Triggering Event I or Triggering Event II, as applicable, or (y) the expiration of the Vesting Period, shall be set aside by Acquiror and shall be paid to the holder(s) thereof upon the vesting of such Vesting Sponsor Shares at, as applicable, the Triggering Event I or Triggering Event II (if at all).

i.

Restrictions on Transfer; Legends. Sponsor agrees that it shall not Transfer any unvested Vesting Sponsor Shares held by Sponsor prior to the date such Vesting Sponsor Shares become vested pursuant to this paragraph 3, except in the case of a Permitted Transfer. Certificates or book entries representing unvested Vesting Sponsor Shares shall bear a legend referencing that they are subject to forfeiture and restrictions on transfer pursuant to the provisions of this Letter Agreement, and any transfer agent for Surviving Pubco Class A Common Stock will be given appropriate stop transfer orders with respect to such unvested Vesting Sponsor Shares.

4.

Waiver of Anti-Dilution Provision. Sponsor and each Insider hereby (but subject to, conditioned upon and effective as of immediately prior to the Closing) waives (for itself, and for its successors, heirs and assigns), to the fullest extent permitted by law and the Amended and Restated Memorandum and Articles of Association of Acquiror, adopted by special resolutions dated March 8, 2021 (as may be amended from time to time, the “Articles”), the provisions of Section 14 of the Articles to have the SVF Class B Ordinary Shares convert to Surviving Pubco Class A Ordinary Shares at a ratio of greater than one-for-one or any other adjustments or anti-dilution protections that arise in connection with the issuance of any equity of Acquiror, and in the event Sponsor or any Insider are issued any Surviving Pubco Class A Ordinary Shares at a ratio of greater than one-for-one pursuant to the Articles, then Sponsor and each Insider hereby agree to the surrender of any such excess Surviving Pubco Class A Ordinary Shares only immediately upon their issuance. The waiver and surrender specified in this paragraph 4 shall be applicable only in connection with the Transactions and this Letter Agreement (and any shares of Surviving Pubco Class A Ordinary Shares or equity-linked securities issued in connection with the Transactions and this Letter Agreement) and shall be void and of no force and effect if the Merger Agreement shall be terminated for any reason. Each party hereto acknowledges and agrees that all references to the “forfeiture” in this Letter Agreement means the surrender of shares in accordance with the Articles.

5.

Use of “SVF” Name. From and after the Closing, Acquiror shall cease all use of the name “SVF” (the “SVF Name”), including as part of its corporate name, provided that the foregoing shall not prohibit Acquiror and its Affiliates from using the SVF Name (i) in a neutral, non-trademarked manner to describe the history of Acquiror’s business, (ii) in internal legal and business records, (iii) in ordinary course disclosures, communications and external documents provided to their respective directors, officers, employees, investors, advisors, agents and representatives or (iv) as required by applicable Law. To the extent that Acquiror owns any rights, title or interest in or to the SVF Name, whether by operation of law or otherwise, at Closing, Acquiror hereby irrevocably transfers and assigns any and all such rights to Sponsor. Following the Closing Date, if any further action on the part of Acquiror is necessary to carry out the provisions of this paragraph 5, Acquiror shall use commercially reasonable efforts to take such action upon Sponsor’s reasonable request.

6.

Termination. This Letter Agreement shall terminate upon the earliest to occur of (a) the later of (i) the earlier of (x) a Triggering Event II and (y) the expiration of the Vesting Period and, in either case, the performance by Acquiror and Sponsor of the last obligation required to be performed by it following a Triggering Event II or the expiration of the Vesting Period, as applicable and (ii) the expiration of the Founder Shares Lock-up Period, (b) the termination of the Merger Agreement in accordance with its terms prior to the Closing, or (c) the time this Letter Agreement is terminated upon the mutual written agreement of the parties hereto; provided, that, if the Closing occurs, paragraph 7 hereto shall survive the termination of this Letter Agreement in accordance with its terms. Upon such termination, this Letter Agreement shall forthwith become void and have no further force or effect, without any liability or other obligation on the part of any party hereto to any Person in respect of the transactions contemplated hereby, and no party shall have any claim against any other party hereto (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, that no such termination shall relieve any party hereto of any liability arising in respect of any willful and material breach of this Letter Agreement occurring prior to such termination. This paragraph 6 shall survive the termination of this Letter Agreement.

7.	Miscellaneous.

a.

All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this paragraph 7:

If to the Company:

c/o Symbotic

200 Research Drive

Wilmington, MA 01887

Attention:	Corey Dufresne
Email:	cdufresne@symbotic.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004 and

1870 Embarcadero Road

Palo Alto, CA 94303

Attention:	Robert W. Downes

George Sampas

Matthew B. Goodman

Email:	downesr@sullcrom.com

sampasg@sullcrom.com

goodmanm@sullcrom.com

If to Acquiror, Sponsor or an Insider:

Softbank Investment Advisors

Legal

One Circle Star Way

San Carlos, CA 94070

Attention:	General Counsel
Email:	legal@softbank.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:	Jeffrey D. Marell

Austin Pollet

Email:	jmarell@paulweiss.com

apollet@paulweiss.com

b.

The provisions set forth in Sections 10.3 (Counterparts), 10.4 (Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury), 10.11 (Severability) and 10.13 (Interpretation and Construction) of the Merger Agreement are hereby incorporated by reference into, and shall be deemed to apply to, this Letter Agreement, mutatis mutandis.

c.

This Letter Agreement and the other agreements referenced herein (including the Insider Letter) constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor and each Insider. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by Acquiror and the other parties charged with such change, amendment, modification or waiver.

d.

No party hereto may, except as set forth herein, assign either this Letter Agreement or any of its rights, interests, or obligations hereunder, other than in conjunction with Permitted Transfers, without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Sponsor, each Insider, Acquiror and the Company and their respective successors, heirs, personal representatives and assigns and Permitted Transferees.

e.

Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[The remainder of this page left intentionally blank.]

Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.

Very truly yours,

SVF SPONSOR III (DE) LLC

By:	/s/ Kokoro Motegi
Name: Kokoro Motegi
Title: Manager

/s/ Ioannis Pipilis
Ioannis Pipilis

/s/ Navneet Govil
Navneet Govil

/s/ Michael Carpenter
Michael Carpenter

/s/ Michael Tobin
Michael Tobin

/s/ Cristiana Falcone
Cristiana Falcone

[Signature Page to Sponsor Letter Agreement]

Acknowledged and Agreed:

SVF INVESTMENT CORP. 3

By:	/s/ Ioannis Pipilis
Name: Ioannis Pipilis
Title: Chairman and Chief Executive Officer

Acknowledged and Agreed:

WAREHOUSE TECHNOLOGIES LLC

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President

[Signature Page to Sponsor Letter Agreement]

ANNEX J

UNIT PURCHASE AGREEMENT

This UNIT PURCHASE AGREEMENT (this “Agreement”), dated as of December 12, 2021 (the “Effective Date”), is entered into by and among SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (“SVF”), Warehouse Technologies LLC, a New Hampshire limited liability company (“Warehouse Technologies”), Symbotic Holdings LLC, a Delaware limited liability company (“Symbotic”), and RJJRP Holdings, Inc., RBC 2021 4 Year GRAT 4 (U/A March 31, 2021) and RBC Millennium Trust (U/A June 19, 2000) (each, a “Seller” and collectively, “Sellers”). SVF, Warehouse Technologies, Symbotic and Sellers are referred to in this Agreement collectively as the “Parties” and each individually as a “Party”. Unless context requires otherwise, capitalized terms used herein and not otherwise defined will have the meaning set forth in the Business Combination Agreement (as defined below).

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among SVF, Warehouse Technologies, Symbotic and Saturn Acquisition (DE) Corp., a Delaware corporation (“Merger Sub”), following the Domestication and the Reorganization (defined below), Merger Sub will be merged with and into Symbotic, with Symbotic surviving as a subsidiary of SVF (as Surviving Pubco following the Domestication) (the “Merger”), on the terms and subject to the conditions set forth therein (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, Sellers are party to that certain Fifth Amended and Restated Limited Liability Company Agreement of Warehouse Technologies, dated as of April 30, 2021 (the “Warehouse Technologies LLCA”);

WHEREAS, (a) RJJRP Holdings, Inc. owns 1 Class B Preferred Unit and 1 Class B-1 Preferred Unit of Warehouse Technologies, (b) RBC 2021 4 Year GRAT 4 (U/A March 31, 2021) owns 2,746,734 Class A Units of Warehouse Technologies and (c) RBC Millennium Trust (U/A June 19, 2000) owns 2,572,490 Class A Units and 73,435.5 Class C Units of Warehouse Technologies (collectively, the “Warehouse Units”);

WHEREAS, in connection with entry into the Business Combination Agreement and the consummation of the Transactions, Warehouse Technologies and Symbotic have entered into the Agreement and Plan of Merger, dated as of the date of this Agreement (the “Symbotic Merger Agreement”), pursuant to which, prior to the Merger, Warehouse Technologies will merge with and into Symbotic, with Symbotic as the surviving company in such merger (the “Reorganization”);

WHEREAS, prior to the consummation of the Transactions, (i) all or a portion of the Company Warrants will be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms (the “Warrant Settlement”); (ii) a portion of the Company Warrants may be automatically converted in accordance with their terms into restricted units of Warehouse Technologies, convertible into Company Class A Units on the terms and subject to the conditions set forth in the applicable Company Warrant (“Restricted Units”); and/or (iii) a portion of the Company Warrants may be assumed by the Surviving Company in accordance with their terms;

WHEREAS, at the Reorganization Effective Time, subject to the terms and conditions set forth in the Symbotic Merger Agreement, each outstanding Class A Unit, Class B Preferred Unit, Class B-1 Preferred Unit, Class B-2 Unit, Class C Unit and Class C-1 Unit of Warehouse Technologies, including each of the Warehouse Units, shall be converted into the right of the holders thereof to receive common units of Symbotic (“Symbotic Common Units”); and

WHEREAS, immediately following the consummation of the Transactions, following the Domestication and the Merger, SVF (as Surviving Pubco following the Domestication) has agreed to use cash in an amount equal to the Repurchase Amount to purchase a number of Symbotic Common Units from the Sellers, at a price of

$10.00 per Symbotic Common Unit, from Sellers, on the terms and subject to the conditions set forth in this Agreement (the “Purchase”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Purchase of Symbotic Common Units.

1.1 Sale of Symbotic Common Units.

(a) On the terms and subject to the conditions set forth in this Agreement, following the BCA Closing, but on the Closing Date, SVF shall purchase from the Sellers an aggregate number of Symbotic Common Units equal to the Repurchase Amount (without any deductions or setoff), divided by $10.00 (such Symbotic Common Units, the “Purchase Units”), in each case, at a price of $10.00 per Purchase Unit in cash.

(b) Concurrently with the purchase of the Purchase Units, an equal number of shares of Surviving Pubco Class V-3 Common Stock (such shares, the “Purchase Shares”) held by the Sellers will automatically and simultaneously be transferred to SVF pursuant to the Surviving Pubco Certificate of Incorporation and SVF shall cancel the Purchase Shares.

(c) At least three Business Days prior to the anticipated Closing, Sellers shall notify Symbotic in writing of the allocation of the Purchase Units to be purchased from each Seller; provided that if Sellers fail to timely deliver such notice to Symbotic, Symbotic shall purchase all of the Purchase Units from RJJRP Holdings, Inc.

1.2 Closing; Deliveries.

(a) Subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Section 1.3, the closing of the purchase and sale of the Purchase Units (the “Closing”) shall take place immediately following and shall be subject to the consummation of the Transactions (the “BCA Closing”).

(b) At the Closing:

(i) SVF shall deliver or cause to be delivered to the Sellers the Repurchase Amount, by wire transfer of immediately available funds to the account or accounts designated by the Sellers to SVF at least three Business Days prior to the Closing; and

(ii) Sellers shall deliver to SVF (x) a properly completed and duly executed Internal Revenue Service Form W-9 for each Seller and (y) a duly executed assignment with respect to all of the Purchase Units in the form attached as Exhibit A hereto.

(c) At the Closing, the Parties shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Agreement, on the terms and conditions set forth herein.

1.3 Conditions to Closing. The obligation of each Party to consummate the Closing is subject to the satisfaction (or to the extent permitted by applicable Law, the waiver by such Party) of the following conditions at or prior to the Closing (or at such other time as otherwise set forth below):

(a) the BCA Closing and the Effective Time shall have occurred; and

(b) no Governmental Entity shall have enacted, issued or promulgated any Law that has the effect of making the consummation of the transactions contemplated hereby illegal or of prohibiting or otherwise preventing the consummation of the transactions contemplated hereby.

1.4 Definitions. For purposes of this Agreement, the following terms have the meanings set forth in this Section 1.4:

(a) “Net Warrant Exercise Proceeds” means the amount of any cash received (which shall be shown as a positive number) or paid by Warehouse Technologies (which shall be shown as a negative number) on or prior to the Closing in connection with the Warrant Settlement (but, for the avoidance of doubt, not including any cash received by Warehouse Technologies with respect to the Restricted Units).

(b) “Repurchase Amount” means an amount equal to (i) $126,000,000 plus (ii) the Net Warrant Exercise Proceeds; provided that the Repurchase Amount shall not exceed $300,000,000 or be less than $0.

2. Representations and Warranties of Sellers. Each Seller hereby represents and warrants severally, and not jointly, to SVF that:

2.1 Organization; Authority; Enforceability. Such Seller is duly organized and validly existing under the Laws of its jurisdiction of formation. Such Seller has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Seller and (assuming the due authorization, execution and delivery by other parties hereto) constitutes the valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Such Seller is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

2.2 Ownership of Units. Such Seller is the sole legal and beneficial owner of, and has good and valid title to, such Seller’s Warehouse Units as of the Effective Date and, upon consummation of the Business Consummation Agreement and the transactions set forth therein (and assuming the accuracy of the representations and warranties contained in Article IV thereof), such Seller will have good and valid title to such Seller’s Symbotic Common Units and Surviving Pubco Class V-3 Common Stock free and clear of all Liens, and such title to such Symbotic Common Units and such Surviving Pubco Class V-3 Common Stock shall duly transfer to and vest in SVF at the Closing. No Person has any present or future right to acquire all or any portion of such Seller’s Warehouse Units, Symbotic Common Units or Surviving Pubco Class V-3 Common Stock.

2.3 Noncontravention. The execution and delivery by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated by this Agreement do not (a) conflict with such Seller’s Organizational Documents, as in effect at the time of such execution and delivery and the Purchase, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or order binding on or applicable to such Seller, or (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which such Seller is a party or by which such Seller may be bound, or terminate or result in the termination of any such Contract, except, in the case of clauses (b) and (c), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to prevent, materially delay or materially impair the ability of such Seller to consummate the transactions contemplated by this Agreement.

2.4 No Consents. No consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Entity or other Person is required on the part of such Seller with respect to such Seller’s execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

2.5 No Other Representations and Warranties; Non-Reliance. In making its determination to enter into this Agreement, such Seller has relied on the results of its own independent investigation and solely on the representations and warranties set forth in Article 3, and has not relied on any other oral or written information provided by SVF or any of its Representatives. Except for the representations and warranties set forth in this Article 2, none of such Seller nor any Person acting on behalf of such Seller has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to such Seller and such Seller disclaims any such representation or warranty. Except for the specific representations and warranties made by SVF in Article 3, such Seller specifically disclaims that it is relying upon any other representations or warranties that may have been made by SVF.

3. Representations and Warranties of SVF. SVF hereby represents and warrants to Sellers that:

3.1 Organization; Authority; Enforceability. Until the occurrence of the Domestication, SVF is an exempted company with limited liability duly formed, validly existing and in good standing under the Laws of the Cayman Islands and upon the occurrence of the Domestication, SVF will be a Delaware corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. SVF is or will be qualified to do business and is or will be in good standing as a foreign entity in each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such qualification necessary, except where the failure to be so qualified and in good standing (or equivalent) would not have a Material Adverse Effect. SVF has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of SVF’s obligations hereunder and the transactions contemplated hereby, have been duly approved and authorized by all requisite action on the part of the SVF Board. No other proceedings on the part of SVF (including, without limitation, any action by the SVF Board or shareholders of SVF), except for the receipt of the SVF Shareholder Approval, are necessary to approve and authorize the execution and delivery of this Agreement, the performance of SVF’s obligations hereunder and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by SVF and (assuming the due authorization, execution and delivery by the other parties thereto) constitutes the valid and binding agreement of SVF, enforceable against SVF in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. SVF is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

3.2 Noncontravention. The execution and delivery by SVF of this Agreement and the consummation by SVF of the transactions contemplated by this Agreement do not (a) conflict with SVF’s Organizational Documents, as in effect at the time of such execution and delivery and the Purchase, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or order binding on or applicable to SVF, or (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which SVF is a party or by which SVF may be bound, or terminate or result in the termination of any such Contract, except, in the case of clauses (b) and (c), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to prevent, materially delay or materially impair the ability of SVF to consummate the transactions contemplated by this Agreement.

3.3 No Consents. No consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Entity or other Person is required on the part of SVF with respect to SVF’s execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement.

3.4 No Other Representations and Warranties; Non-Reliance. In making its determination to enter into this Agreement, SVF has relied on the results of its own independent investigation and solely on the representations and warranties set forth in Article 2, and has not relied on any other oral or written information provided by Seller or its representatives. Except for the representations and warranties set forth in this Article 3, none of SVF nor any Person acting on behalf of SVF has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to SVF and SVF disclaims any such representation or warranty. Except for the specific representations and warranties made by Sellers in Article 2, SVF specifically disclaims that it is relying upon any other representations or warranties that may have been made by Sellers.

4. Termination.

4.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) automatically and without any action or notice by any of the Parties, if the Business Combination Agreement shall have been terminated in accordance with Article IX thereof; and

(b) by mutual written consent of SVF and Sellers.

4.2 Notice of Termination. Each Party may exercise the right to terminate this Agreement pursuant to and to the extent required under Section 4.1 by providing written notice of termination from time to time to the other Parties, which notice shall specify the basis for termination.

4.3 Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of this Article 4, this Agreement shall have no further force or effect, and there shall be no further liability on the part of any Party to any other Person in respect hereof; provided, that the covenants, obligations and agreements set forth in Article 5 (Miscellaneous) and this Section 4.3 shall survive the termination of this Agreement; provided further, that, except as otherwise provided herein, no such termination shall relieve any Party of any liability resulting from any breach of this Agreement prior to the time of such termination.

5. Miscellaneous.

5.1 Survival of Representations, Warranties and Covenants. None of the representations and warranties, or any of the covenants, obligations or agreements that are required to be performed prior to the Closing, set forth in this Agreement or in any other agreements, certificates, instruments and documents to be entered into pursuant hereto, including, without limitation, any rights arising out of any breach of such representations, warranties, covenants, obligations or agreements, shall survive the Closing. The covenants, obligations and agreements of the Parties that are required to be performed at or after the Closing pursuant to this Agreement or any other agreements, certificates, instruments and documents to be entered into pursuant hereto shall survive the Closing until fully performed.

5.2 Notices. All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. Eastern Time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following delivery by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 5.2, notices, demands and other communications to SVF and Sellers shall be sent to the addresses indicated below:

if to SVF, to:

Softbank Investment Advisors

Legal

One Circle Star Way

San Carlos, CA 94070

Attention: General Counsel

Email: legal@softbank.com

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Jeffrey D. Marell

Austin Pollet

Email: jmarell@paulweiss.com

apollet@paulweiss.com

if to Sellers, to:

Richard B. Cohen

c/o C&S Wholesale Grocers

7 Corporate Drive

Keene, NH 03431

with a copy to:

General Counsel

C&S Wholesale Grocers

7 Corporate Drive

Keene, NH 03431

With an additional copy to:

General Counsel

Symbotic USA

200 Research Drive Wilmington, MA 01887

Email: legal@symbotic.com

5.3 Counterparts; Electronic Delivery. This Agreement and the other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a Contract and each Party forever waives any such defense.

5.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. Neither this Agreement, nor any of the rights, interests or obligations hereunder, may be assigned or delegated by any Party (including by operation of Law) without the prior written consent of each of SVF and Sellers, which consent shall not be unreasonably withheld, conditioned or delayed; provided that each Seller may assign or delegate any and all of its rights under this Agreement to one or more of its Affiliates without the consent of any other Party. Any purported assignment or delegation not permitted under this Section 5.4 shall be null and void ab initio.

5.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits), the Company Disclosure Letter, the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings, and representations and warranties, whether oral or written, with respect to such matters. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder (other than each Non-Party Affiliate enforcing its rights under Section 5.11).

5.6 Governing Law; Waiver of Jury Trial; Jurisdiction. The Law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of, first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of

Delaware, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 5.6, however, shall affect the right of any Party to serve legal process in any manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any manner provided by Law or at equity.

5.7 Trust Account Waiver. Each Seller acknowledges that SVF has established the SVF Trust Account for the benefit of its public stockholders, which holds proceeds of its initial public offering. For and in consideration of SVF entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Seller, for itself and the Affiliates it has the authority to bind, hereby irrevocably waives any past, present or future claim of any kind against, and any right to access, the SVF Trust Account (including any distributions therefrom), any trustee of the SVF Trust Account or SVF to collect from the SVF Trust Account (including any distributions therefrom) any monies that may be owed to them by SVF or any of its Affiliates for any reason whatsoever, and will not seek recourse against the SVF Trust Account (including any distributions therefrom) at any time for any reason whatsoever. Each Seller agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SVF and its Affiliates to induce SVF to enter in this Agreement, and each Seller further intends and understands such waiver to be valid, binding and enforceable against such Seller and each of its Affiliates under applicable Law. To the extent any Seller or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SVF or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SVF or its Representatives, each Seller hereby acknowledges and agrees that such Seller and its Affiliates’ sole remedy shall be against funds held outside of the SVF Trust Account and that such claim shall not permit such Seller or its Affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the SVF Trust Account (including any distributions therefrom) or any amounts contained therein. In the event any Seller or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SVF or its Representatives, which proceeding seeks, in whole or in part, relief against the SVF Trust Account (including any distributions therefrom) or the public stockholders of SVF, whether in the form of money damages or injunctive relief, SVF and its Representatives, as applicable, shall be entitled to recover from such Seller or its Affiliates the associated legal fees and costs in connection with such action or proceeding, in the event SVF or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything to the contrary in this Agreement or any Transaction Document, this Section 5.7 shall survive indefinitely, including following the termination of this Agreement for any reason

5.8 Fees and Expenses. Each of the Parties shall be responsible for all fees and expenses incurred by such Party in connection with this Agreement and the consummation of the transactions contemplated by this Agreement, whether or not the Closing is consummated.

5.9 Amendment and Waiver. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing, signed by SVF and Sellers. No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the Party against which such waiver is to be enforced. No waiver by any Party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other prior or subsequent default or breach or affect in any way any rights arising by virtue of any other prior or subsequent such occurrence.

5.10 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated by this Agreement are unique and recognize and affirm that in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, money damages would be inadequate (and therefore the non-breaching Party would have no adequate remedy at Law) and the non-breaching Party would be irreparably damaged. Accordingly, unless this Agreement has been terminated, each Party agrees that each other Party shall be entitled to seek specific performance, an injunction or other equitable relief (without posting of bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions of this Agreement and to seek specific enforcement of this Agreement and the terms and provisions hereof in any Proceeding, in addition to any other remedy to which such Person may be entitled. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.10 shall not be required to provide any bond or other security in connection with any such injunction.

5.11 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement (except in the case of the immediately succeeding sentence) or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party may be a partnership or limited liability company, each Party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that no Party has any rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), against any former, current, or future general or limited partner, manager, stockholder or member of any Party (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, Contract, equity or otherwise) by or on behalf of such Party against the Non-Party Affiliates, by the enforcement of any assessment or by any Proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable Party under this Agreement or any agreements, certificates, instruments and documents delivered pursuant hereto or the transactions contemplated hereby, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, Contract, equity or otherwise) based on, in respect of or by reason of such obligations or their creation. Notwithstanding the foregoing, a Non-Party Affiliate may have obligations under any documents, agreements or instruments delivered contemporaneously herewith or otherwise required by this Agreement if such Non-Party Affiliate is party to such document, agreement or instrument. Except to the extent otherwise set forth herein, and subject in all cases to the terms, conditions and limitations set forth herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are named as Parties hereto and then only with respect to the obligations set forth herein with respect to such Party. Each Non-Party Affiliate is intended as a third-party beneficiary of this Section 5.11.

5.12 Tax Matters. For U.S. federal income Tax purposes (and to the extent applicable, state, local and non-U.S. income Tax purposes), the Parties intend that the purchase by the Surviving Pubco of the Symbotic Common Units pursuant to this Agreement be treated as a sale by the Sellers of their Symbotic Common Units to the Surviving Pubco in a taxable transaction under Section 741 of the Code, giving rise to an adjustment to the Surviving Pubco’s tax basis in the direct and indirect assets of Symbotic pursuant to Section 743(b) of the Code. Each Party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code or a change in applicable Law after the date hereof, cause all Tax Returns to be filed on a basis consistent with the foregoing.

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first above written.

SVF INVESTMENT CORP. 3

By:	/s/ Ioannis Pipilis
	Name:	Ioannis Pipilis
	Title:	Chairman and Chief Executive Officer

WAREHOUSE TECHNOLOGIES LLC

By:	/s/ Richard B. Cohen
	Name:	Richard B. Cohen
	Title:	President

SYMBOTIC HOLDINGS LLC

By:	/s/ Richard B. Cohen
	Name:	Richard B. Cohen
	Title:	President

[Signature Page to Unit Purchase Agreement]

SELLERS:

RJJRP HOLDINGS, INC.

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President and Chief Executive Officer

[Signature Page to Unit Purchase Agreement]

THE RBC 2021 4 YEAR GRAT (U/A MARCH 31, 2021)

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: As Trustee (and not individually)

[Signature Page to Unit Purchase Agreement]

THE RBC MILLENNIUM TRUST (U/A JUNE 19, 2000)

By:	/s/ Janet L. Cohen
Name: Janet L. Cohen
Title: As Trustee (and not individually)

By:	/s/ David A. Ladensohn
Name: David A. Ladensohn
Title: As Trustee (and not individually)

[Signature Page to Unit Purchase Agreement]

ANNEX K

FINAL FORM

TAX RECEIVABLE AGREEMENT

BY AND AMONG

Symbotic Inc.,

Symbotic Holdings LLC

AND

[TRA Parties]

DATED AS OF [●], 202[●]

Page
ARTICLE I

DEFINITIONS
Section 1.01.	Definitions	K-4
ARTICLE II

DETERMINATION OF REALIZED TAX BENEFIT
Section 2.01.	Tax Assets Schedule	K-9
Section 2.02.	Tax Benefit Schedule	K-10
Section 2.03.	Procedures, Amendments	K-10
Section 2.04.	Closing Date Basis Schedule	K-11

ARTICLE III

TAX BENEFIT PAYMENTS
Section 3.01.	Payments	K-11
Section 3.02.	No Duplicative Payments	K-12
Section 3.03.	Pro Rata Payments	K-12
Section 3.04.	Maximum Selling Price	K-12
Section 3.05.	Excess Payments	K-13

ARTICLE IV

TERMINATION
Section 4.01.	Early Termination and Breach of Agreement	K-13
Section 4.02.	Early Termination Notice	K-14
Section 4.03.	Payment upon Early Termination	K-14

ARTICLE V

SUBORDINATION AND LATE PAYMENTS
Section 5.01.	Subordination	K-15
Section 5.02.	Late Payments by PubCo	K-15

ARTICLE VI

NO DISPUTES; CONSISTENCY; COOPERATION
Section 6.01.	Participation in PubCo’s and OpCo’s Tax Matters	K-15
Section 6.02.	Consistency	K-15
Section 6.03.	Cooperation	K-15
ARTICLE VII

MISCELLANEOUS
Section 7.01.	Notices	K-16
Section 7.02.	Entire Agreement; No Third Party Beneficiaries	K-17
Section 7.03.	Successors; Assignment; Amendments	K-17
Section 7.04.	Counterparts	K-18
Section 7.05.	Reconciliation	K-18
Section 7.06.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	K-19
Section 7.07.	Withholding	K-19
Section 7.08.	Admission of PubCo into a Consolidated Group; Transfers of Corporate Assets	K-20
Section 7.09.	Confidentiality	K-20
Section 7.10.	Change in Law	K-20
Section 7.11.	Independent Nature of Rights and Obligations	K-21
Section 7.12.	Representative	K-21
Section 7.13.	Non-Recourse	K-21
Section 7.14.	Severability	K-22
Section 7.15.	Interpretation and Construction	K-22

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [●], 202[●], is entered into by and among Symbotic Inc., a Delaware corporation (“PubCo”), Symbotic Holding LLC, a Delaware limited liability company (“OpCo”), and each of the other undersigned parties (such other parties, along with each other party that from time to time executes a joinder agreement with respect to this Agreement, collectively, the “TRA Parties”).

RECITALS

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Company Merger Agreement”), by and between Warehouse Technologies LLC, a New Hampshire limited liability company (“Warehouse Technologies”), and OpCo, Warehouse Technologies merged with and into OpCo, with OpCo surviving such merger (the “Company Reorganization”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Business Combination Agreement”), by and among PubCo (formerly known as SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability), Warehouse Technologies, OpCo and Saturn Acquisition (DE) Corp., a Delaware corporation (“Merger Sub”), Merger Sub merged with and into OpCo, with OpCo surviving such merger (the “Business Combination”);

WHEREAS, in connection with the consummation of the Business Combination, on the date hereof, OpCo entered into the Second Amended and Restated Limited Liability Company Agreement, dated as of the date hereof (the “OpCo LLCA”), pursuant to which, among other things, PubCo became the managing member of OpCo;

WHEREAS, the TRA Parties were previously owners of the equity interests of Warehouse Technologies, and as a result of the Company Reorganization and the Business Combination, the TRA Parties hold or will hold limited liability company interests designated as Common Units in OpCo (“Units”), which is treated as a continuation of Warehouse Technologies for U.S. federal income tax purposes;

WHEREAS, pursuant to the transactions undertaken pursuant to, or in connection with, the Business Combination Agreement, one or more of the TRA Parties will be treated for U.S. federal income tax purposes as selling all or a portion of their Units to PubCo (the “Initial Sale”);

WHEREAS, pursuant to, and subject to the provisions of the OpCo LLCA, the certificate of incorporation of PubCo, and any other applicable documentation, each TRA Party has the right from time to time to require OpCo to redeem all or a portion of such TRA Party’s Units, which redemption would be effected, at PubCo’s election in its sole discretion, (i) for cash (to be paid by OpCo) (a “Redemption”), or (ii) by PubCo effecting a direct exchange (a “Direct Exchange”) of Class A common stock, par value $0.0001 per share, of PubCo (the “Class A Common Stock”) for such Units;

WHEREAS, OpCo (including as a continuation of Warehouse Technologies for tax purposes) and each future member of the OpCo Group that is treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Internal Revenue Code of 1986 (the “Code”), for the Taxable Year of the Closing Date and for future Taxable Years;

WHEREAS, as a result of the Initial Sale, Redemptions or Direct Exchanges, the income, gain, loss, deduction, expense or other Tax items of PubCo may be affected by the Tax Assets; and

WHEREAS, the parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to the effect of the Tax Assets on the liability for Taxes of PubCo.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the TRA Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. Except as otherwise indicated or if context otherwise requires, as used in this Agreement, the terms set forth in this Article I shall have the following meanings:

“Actual Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of (i) the actual liability for U.S. federal income Taxes of (x) PubCo for such Taxable Year and (y) without duplication, any member of the OpCo Group but only with respect to U.S. federal income Taxes imposed on such member of the OpCo Group and allocable to PubCo for such Taxable Year, and (ii) the product of (x) the U.S. federal taxable income of PubCo used in determining the amount described in clause (i) (which, for the avoidance of doubt, shall take into account the application of the proviso below) and (y) the Assumed State and Local Tax Rate; provided, that the liability for U.S. federal income Taxes of PubCo shall be calculated assuming that state and local income and franchise Taxes are not deductible by PubCo for U.S. federal income Tax purposes.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made; provided, that the TRA Parties shall not be treated as Affiliates of PubCo or OpCo for purposes of Section 7.09.

“Agreed Rate” means SOFR plus 100 basis points.

“Agreement” is defined in the Preamble.

“Amended Schedule” is defined in Section 2.03(b).

“Assumed State and Local Tax Rate” means, with respect to any Taxable Year, the Tax rate equal to (i) the sum of the product of (x) PubCo’s proportionate share of OpCo’s income and franchise Tax apportionment factor(s) for each state and local jurisdiction (as applied for corporate entities) in which PubCo or OpCo files income or franchise Tax Returns for the relevant Taxable Year and (y) the highest corporate income and franchise Tax rate(s) in effect for such Taxable Year for each such state and local jurisdiction, reduced by (ii) the product of (x) PubCo’s marginal U.S. federal income Tax rate for such Taxable Year and (y) the aggregate rate calculated under clause (i). Notwithstanding the foregoing, on or prior to the first day of any relevant Taxable Year, PubCo and the Representative may agree on an Assumed State and Local Tax Rate that will be used for the relevant Taxable Year, which rate shall be based on good faith estimates of expected apportionment rates for such Taxable Year and on the Tax rates in effect in relevant jurisdictions as of the first day of the relevant Taxable Year.

“Attributable” is defined in Section 3.01(b)(ii).

“Basis Adjustment” means any adjustment to the Tax basis of the Reference Assets as a result of the application of Section 732, 734(b), 743(b), 754, 755 or 1012 of the Code (and, in each case, any successor provision or comparable sections of federal, state, local and foreign Tax laws) as a result of (i) any Exchange, (ii) any payments made pursuant to this Agreement, and (iii) any actual distribution or deemed distribution by OpCo to any TRA Party. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange shall be determined without regard to any Pre-Exchange Transfer and as if any such Pre-Exchange Transfer had not occurred.

“Basis Schedule Accountant” is defined in Section 2.04.

“Board” means the board of directors of PubCo.

“Business Combination” is defined in the Recitals.

“Business Combination Agreement” is defined in the Recitals.

“Business Day” means any day other than a Saturday, Sunday or day on which banks located in New York City, New York are authorized or required by law to close.

“Change of Control” has the meaning ascribed to such term in the OpCo LLCA (except for clause (d) thereof).

“Chosen Courts” is defined in Section 7.06(b).

“Class A Common Stock” is defined in the Recitals.

“Closing Date” has the meaning ascribed to such term in the Business Combination Agreement.

“Code” is defined in the Recitals.

“Company Merger Agreement” is defined in the Recitals.

“Company Reorganization” is defined in the Recitals.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ability to exercise voting power, by contract or otherwise; provided, however, that a natural person cannot be “controlled by” another Person

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of PubCo, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination; provided, that, for the avoidance of doubt, the computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.

“Default Rate” means SOFR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state, local and foreign Tax law, as applicable, or any other event (including the execution of a Form 870-AD), including a settlement with the applicable Taxing Authority, that finally and conclusively establishes the amount of any liability for Tax.

“Direct Exchange” is defined in the Recitals.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Notice” is defined in Section 4.02.

“Early Termination Payment” is defined in Section 4.03(b).

“Early Termination Rate” means the lesser of (i) 4.50% per annum, compounded annually, and (ii) SOFR plus 100 basis points.

“Early Termination Schedule” is defined in Section 4.02.

“Exchange” means (a) the Initial Sale, (b) any Direct Exchange, (c) any Redemption or (d) any other transaction or any distribution by OpCo that, in each case, results in an adjustment under Section 732, 734(b), 743(b), 754, 755 or 1012 of the Code (or, in each case, any successor provisions or comparable sections of federal, state, local and foreign Tax laws) with respect to the Tax basis of the Reference Assets.

“Expert” is defined in Section 7.05.

“Final Closing Date Basis Schedule” is defined in Section 2.04.

“Hypothetical Federal Tax Liability” means, with respect to any Taxable Year, the hypothetical liability for U.S. federal income Taxes of (i) PubCo for such Taxable Year and (ii) without duplication, any member of the OpCo Group but only with respect to U.S. federal income Taxes imposed on such member of the OpCo Group and allocable to PubCo for such Taxable year, in each case of clause (i) and (ii), calculated using the same methods, elections, conventions and similar practices used on the relevant PubCo Return, but (x) calculated without taking into account the Tax Assets (including, for the avoidance of doubt, any carryforward or carryback of any Tax item attributable to the Tax Assets), and (y) assuming that state and local income and franchise Taxes are not deductible by PubCo for U.S. federal income Tax purposes.

“Hypothetical State and Local Tax Liability” means, with respect to any Taxable Year, the product of (i) the U.S. federal taxable income used in determining the Hypothetical Federal Tax Liability for such Taxable Year and (ii) the Assumed State and Local Tax Rate for such Taxable Year.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of the Hypothetical Federal Tax Liability for such Taxable Year and the Hypothetical State and Local Tax Liability for such Taxable Year.

“Imputed Interest” shall mean any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and any similar provision of state, local and foreign Tax law with respect to PubCo’s payment obligations under this Agreement.

“Initial Sale” is defined in the Recitals.

“Interest Amount” is defined in Section 3.01(b)(iii).

“Market Value” shall mean the Common Unit Redemption Price, as defined in the OpCo LLCA, determined as of the Early Termination Date (treating such Early Termination Date as a Redemption Date, as defined in the OpCo LLCA).

“Merger Sub” is defined in the Recitals.

“Net Tax Benefit” is defined in Section 3.01(b).

“Objection Notice” is defined in Section 2.03(a).

“OpCo” is defined in the Preamble.

“OpCo LLCA” is defined in the Recitals.

“OpCo Group” means OpCo and any direct or indirect subsidiary in which OpCo owns a direct or indirect equity interest that is treated as a partnership or disregarded entity for U.S. federal income Tax purposes (but only to the extent such subsidiary is held directly or only through one or more entities that are treated as partnerships or disregarded entities) for purposes of the applicable Tax.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Person” means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

“Pre-Exchange Transfer” means any direct or indirect transfer of one or more Units or a distribution with respect to one or more Units (or of or with respect to interests in another partnership, which interests were exchanged for Units, or interests in any partnership that directly or indirectly owns Units or an interest in any such other partnership) that occurs prior to an Exchange of such Units, as applicable, and to which Section 743(b) of the Code applies. For the avoidance of doubt, a transaction that otherwise qualifies as a Pre-Exchange Transfer shall be treated as such with respect to an applicable TRA Party even if such TRA Party did not participate in such transaction.

“Proposed Closing Date Basis Schedule” is defined in Section 2.04.

“PubCo” is defined in the Preamble.

“PubCo Return” means the federal, state and/or local Tax Return, as applicable, of PubCo filed with respect to Taxes of any Taxable Year.

“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability, in each case using the “with or without” methodology. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year, in each case using the “with or without” methodology. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

“Reconciliation Dispute” is defined in Section 7.05.

“Reconciliation Procedures” shall mean those procedures set forth in Section 2.03(a).

“Redemption” is defined in the Recitals.

“Reference Asset” means any tangible or intangible asset of OpCo (or any of its successors or assigns) and any asset held by any entities in which OpCo owns a direct or indirect equity interest that are treated as a partnership or disregarded entity for U.S. federal income Tax purposes (but only to the extent such entities are held directly or only through other entities treated as partnerships or disregarded entities) for purposes of the applicable Tax, as of the relevant date. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Representative” means Richard B. Cohen.

“Schedule” means any of the following: (i) a Tax Assets Schedule; (ii) a Tax Benefit Schedule; or (iii) the Early Termination Schedule. For the avoidance of doubt, a “Schedule” shall not include the Proposed Closing Date Basis Schedule or the Final Closing Date Basis Schedule.

“Senior Obligations” is defined in Section 5.01.

“SOFR” means with respect to any day, the Secured Overnight Financing Rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s website. In no event will SOFR be less than 0%.

“Tax Asset” means, with respect to a TRA Party, (i) any existing Tax basis in the Reference Assets that is subject to the allowance for depreciation or amortization provided in Section 167 or 197 of the Code, determined as of immediately prior to an Exchange, that is allocable to the Units being Exchanged by such TRA Party and acquired by PubCo in connection with such Exchange, (ii) Basis Adjustments, and (iii) Imputed Interest. The determination of the portion of the aggregate existing Tax basis in the Reference Assets and accompanying Basis Adjustments that is allocable to the Units being Exchanged by the TRA Party (and payments made hereunder with respect to such Tax basis) shall be determined in good faith by PubCo in consultation with its tax advisors. For the avoidance of doubt, Tax Assets shall include any carryforwards or similar attributes that are attributable to the Tax items described in clauses (i) through (iii).

“Tax Assets Schedule” is defined in Section 2.01.

“Tax Benefit Payment” is defined in Section 3.01(b).

“Tax Benefit Schedule” is defined in Section 2.02.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year as defined in Section 441(b) of the Code or comparable section of state, local or foreign Tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made).

“Taxes” means any and all U.S. federal, state, local and foreign taxes, assessments or similar charges measured with respect to net income or profits and any interest related to such Tax.

“Taxing Authority” shall mean any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Payment” is defined in Section 5.01.

“TRA Party” is defined in the Preamble.

“Units” is defined in the Recitals. For the avoidance of doubt, except as the context otherwise requires, and without duplication, the term “Unit” shall include any Units sold or deemed sold in the Initial Sale and any Units received in respect of Earnout Interests (as defined in the Business Combination Agreement).

“Valuation Assumptions” shall mean, as of an Early Termination Date, the assumptions that:

(i)

in each Taxable Year ending on or after such Early Termination Date, PubCo will have taxable income sufficient to fully utilize (x) the deductions arising from the Tax Assets (including, for the avoidance of doubt, Tax Assets that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) during such Taxable Year or in the earliest future Taxable Year in which such deductions or other attributes would become available and (y) any loss or credit carryovers or carrybacks generated by deductions arising from Tax Assets that are available as of the date of such Early Termination Date that have not been previously utilized in determining a Tax Benefit Payment as of the date of such Early Termination Date;

(ii)

the U.S. federal income Tax rates and the state and local Tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date (and the Assumed State and Local Tax Rate will be calculated based on such rates and the apportionment factor applicable in such Taxable Year), except to the extent any change to such Tax rates for such Taxable Year have already been enacted into law (in which case such rates as enacted shall apply for purposes of this clause (ii));

(iii)

any loss or credit carryovers or carryback generated by the Tax Assets and available as of the date of the Early Termination Schedule will be utilized by PubCo on a pro rata basis from the date of the Early Termination Schedule through the earlier of (x) the scheduled expiration date of such loss carryovers or carrybacks and (y) the tenth anniversary of the Early Termination Date;

(iv)

any non-amortizable, non-depreciable assets are deemed to be disposed of on the fifteenth anniversary of the Early Termination Date; provided that in the event of a Change of Control, such non-amortizable, non-depreciable assets shall be deemed disposed of at the time of sale (if applicable) of the relevant asset (if earlier than such fifteenth anniversary);

(v)

if, on the Early Termination Date, there are Units that have not been Exchanged, then each such Unit shall be deemed Exchanged for the Market Value and the amount of cash that would be transferred if the Exchange occurred on the Early Termination Date; and

(vi)	any payment obligation pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed, excluding any extensions.

“Warehouse Technologies” is defined in the Recitals.

ARTICLE II

DETERMINATION OF REALIZED TAX BENEFIT

Section 2.01. Tax Assets Schedule. Within 90 calendar days after the filing of the U.S. federal income Tax Return of PubCo for each Taxable Year while this Agreement is in effect, PubCo shall deliver to the Representative a schedule (the “Tax Assets Schedule”) that shows, in reasonable detail, the Tax Assets that are available for use by PubCo with respect to such Taxable Year with respect to each TRA Party that has effected an Exchange (including the Basis Adjustments with respect to the Reference Assets resulting from Exchanges effected in such Taxable Year and the periods over which such Basis Adjustments are amortizable or depreciable), and the portion of the Tax Assets that are available for use by PubCo in future Taxable Years with respect to each TRA Party that has effected an Exchange. All costs and expenses incurred in connection with the provision and preparation of the Tax Assets Schedules and Tax Benefit Schedules under this Agreement shall be borne by OpCo. Each Tax Assets Schedule will become final as provided in Section 2.03(a) and may be amended pursuant to Section 2.03(b).

Section 2.02. Tax Benefit Schedule. Within 90 calendar days after the filing of the U.S. federal income Tax Return of PubCo for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment while this Agreement is still in effect, PubCo shall provide to the Representative a schedule showing, in reasonable detail, the calculation of the Tax Benefit Payment for such Taxable Year in respect of each TRA Party that has effected an Exchange and the calculation of the Realized Tax Benefit or Realized Tax Detriment, and components thereof, for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule shall include a statement from PubCo to the effect that the computations reflected in the Tax Benefit Schedule have been made without regard to any transaction, election, or change in accounting method, in each case a significant purpose of which is to reduce or defer any Tax Benefit Payment (including any rates of interest hereunder). If PubCo determines that it is necessary to adjust any computations reflected in a Tax Benefit Schedule in order to provide the certification required by the preceding sentence, then PubCo will be permitted to make such adjustments in a manner reasonably acceptable to the Representative (and, for the avoidance of doubt, the amount of any Tax Benefit Payment reflected on this adjusted Tax Benefit Schedule shall be used for purposes of determining the corresponding Tax Benefit Payment and shall ignore any such transactions, elections, or changes in accounting method, in each case a significant purpose of which was to reduce or defer any Tax Benefit Payment). Each Tax Benefit Schedule will become final as provided in Section 2.03(a) and may be amended as provided in Section 2.03(b) (subject to the procedures set forth in Section 2.03(b)).

Section 2.03. Procedures, Amendments.

(a) Procedure. Each time PubCo delivers to the Representative a Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.03(b) and any Early Termination Schedule delivered pursuant to Section 4.02, PubCo shall also (x) except for any information that in the judgment of legal counsel of PubCo would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable law or confidentiality obligations to which PubCo or any of its subsidiaries is bound, deliver to the Representative schedules and work papers, and any other information reasonably requested by the Representative, providing reasonable detail regarding the preparation of the Schedule and (y) allow the Representative reasonable access to the appropriate representatives at PubCo (at no cost to such representatives) in connection with a review of such Schedule. Without limiting the application of the preceding sentence, each time PubCo delivers to the Representative a Tax Benefit Schedule, in addition to the Tax Benefit Schedule duly completed, PubCo shall deliver to the Representative a reasonably detailed calculation of the applicable Hypothetical Tax Liability and a reasonably detailed calculation of the Actual Tax Liability, as well as any other work papers as determined by PubCo or reasonably requested by the Representative. Any applicable Schedule shall become final, non-appealable and binding on each TRA Party, PubCo and OpCo unless such TRA Party (i) within 30 calendar days after receiving such Schedule or amendment thereto, provides PubCo with notice of a material objection to such Schedule (an “Objection Notice”) or (ii) provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver is received by PubCo. If PubCo and the applicable TRA Party, for any reason, do not agree upon in writing the issues raised in such notice within 30 calendar days of receipt by PubCo of an Objection Notice, PubCo and such TRA Party shall employ the reconciliation procedures as described in Section 7.05 (the “Reconciliation Procedures”).

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by PubCo (i) in connection with a Determination affecting such Schedule, (ii) to correct material inaccuracies in the Schedule identified as a result of (x) the receipt of additional factual information relating to a Taxable Year or (y) a change in law having effect for a Taxable Year, in each case after the date the Schedule was provided to the Representative, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a material change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other tax item to such Taxable Year, (v) to reflect a material change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year, or (vi) to adjust the Tax Assets Schedule to take into account payments made pursuant to this Agreement (such Schedule, an “Amended Schedule”). PubCo shall provide an Amended Schedule to the Representative within 90 calendar days of the occurrence of an event referenced in clauses (i) through (vi) of the preceding sentence.

Section 2.04. Closing Date Basis Schedule. Within 90 days after the Closing (as defined in the Business Combination Agreement), OpCo shall deliver to PubCo and the Representative a written statement showing the Tax basis of the Reference Assets as of the date of the Business Combination (the “Proposed Closing Date Basis Schedule”). The Proposed Closing Date Basis Schedule shall be prepared in a manner and detail sufficient to permit the parties to make the computations and adjustments relating to the Tax Assets Schedule. Such Proposed Closing Date Basis Schedule shall become final and binding (the “Final Closing Date Basis Schedule”) 60 days after receipt by PubCo and the Representative, unless either recipient delivers written notice of its objection to the Proposed Closing Date Basis Schedule, specifying those items as to which such objecting party disagrees with the calculation, to the other recipient and OpCo. The parties shall use their reasonable best efforts for a period of 30 days to resolve any objections or disagreements with respect to the Proposed Closing Date Basis Schedule. If the parties are unable to resolve such objections or disagreements, determination of the Final Closing Date Basis Schedule shall be made by Andersen Tax LLC; provided, that if either PubCo or the Representative objects in writing to such determination being made by Andersen Tax LLC, then such determination shall be made by an independent accounting firm of nationally recognized standing reasonably satisfactory to PubCo and the Representative (which such firm shall not have any material relationship with PubCo, OpCo, the Representative, or any of their respective Affiliates) (the “Basis Schedule Accountant”) within 45 days of receipt of written submissions from each of PubCo and the Representative regarding its position with respect to the disputed items. The Basis Schedule Accountant will make a final, conclusive and binding determination based on the written submissions supplied by the parties and pursuant to applicable Law. Each of PubCo and the Representative shall be responsible for and pay 50% of any and all fees and expenses of the Basis Schedule Accountant incurred pursuant to this Section 2.04. The parties (i) agree that the value allocated to the Surviving Pubco Class V-1 Common Stock and the Surviving Pubco Class V-3 Common Stock (each as defined in the Business Combination Agreement) shall be the par value of such Surviving Pubco Class V-1 Common Stock and Surviving Pubco Class V-3 Common Stock and (ii) shall report consistently with such determination for U.S. federal (and applicable state and local) income Tax purposes.

ARTICLE III

TAX BENEFIT PAYMENTS

Section 3.01. Payments.

(a) Payments. Within five Business Days following a Tax Benefit Schedule delivered to the Representative becoming final in accordance with Section 2.03(a), PubCo shall pay, or cause to be paid, to each TRA Party for such Taxable Year the Tax Benefit Payment in respect of such TRA Party determined pursuant to Section 3.01(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to a bank account of the applicable TRA Party previously designated by such TRA Party to PubCo or as otherwise agreed in writing by PubCo and the applicable TRA Party.

(b) A “Tax Benefit Payment” in respect of a TRA Party means an amount, not less than zero, equal to the sum of the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto.

(i) The “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over the sum of the total amount of payments previously made under Section 3.01(a) (excluding payments attributable to Interest Amounts); provided, for the avoidance of doubt, no TRA Party shall be required to return any portion of any previously made Tax Benefit Payment and no TRA Party shall be required to make a payment to PubCo on account of a Realized Tax Detriment.

(ii) A Net Tax Benefit is “Attributable” to a TRA Party to the extent it is derived from a Tax Asset with respect to Units that were Exchanged by such TRA Party.

(iii) The “Interest Amount” shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing the PubCo Return with respect to Taxes for such Taxable Year until the Payment Date. In the case of a Tax Benefit Payment made in respect of an Amended Schedule, the Interest Amount shall equal the interest on the Net Tax Benefit for such Taxable year calculated at the Agreed Rate from the date of such Amended Schedule becoming final in accordance with Section 2.03(a) until the Payment Date. The Net Tax Benefit and the Interest Amount shall be determined separately with respect to each separate Exchange.

(iv) Notwithstanding the foregoing, if a Change of Control has occurred and the obligations of PubCo hereunder have not been accelerated under Section 4.01(c) in connection with such Change of Control, then for each Taxable Year ending on or after the date of a Change of Control, all Tax Benefit Payments, whether paid with respect to Units that were Exchanged (x) prior to the date of such Change of Control or (y) on or after the date of such Change of Control, shall be calculated by utilizing the Valuation Assumptions in clauses (i), (iii) and (iv) of the definition thereof, substituting the phrase “the closing date of the Change of Control” in each place where the phrases “an Early Termination Date”, “such Early Termination Date”, and “the Early Termination Date” appear.

(c) The parties agree that (i) the payments made pursuant to this Agreement in respect of Basis Adjustments (to the extent permitted by applicable law and other than amounts accounted for as Interest Amounts) are intended to be treated and shall be reported for all purposes, including Tax purposes, as additional contingent consideration to the applicable TRA Parties in connection with the applicable Exchange that has the effect of creating additional Basis Adjustments in the Taxable Year of payment, (ii) any additional Basis Adjustments shall be incorporated into the calculation for the Taxable Year of the applicable payment and into the calculations for subsequent Taxable Years, as appropriate, and (iii) the Actual Tax Liability for any Taxable Year shall take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as an Interest Amount under applicable law; provided, however, that such liability for Taxes and such taxable income shall be included in the Hypothetical Tax Liability and the Actual Tax Liability, subject to the adjustments and assumptions set forth in this Agreement and, to the extent any such amount is taken into account on an Amended Schedule, such amount shall adjust a Tax Benefit Payment, as applicable, in accordance with Section 2.03(b).

Section 3.02. No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed in the appropriate manner as such intentions are realized.

Section 3.03. Pro Rata Payments. For the avoidance of doubt, to the extent (i) the aggregate tax benefit of PubCo’s deductions with respect to the Tax Assets is limited in a particular Taxable Year because PubCo does not have sufficient taxable income or (ii) PubCo lacks sufficient funds to satisfy its obligations to make all Tax Benefit Payments due in a particular Taxable Year, the limitation on the tax benefit for PubCo, or the Tax Benefit Payments that may be made, as the case may be, shall be taken into account or made for each applicable TRA Party in the same proportion as Tax Benefit Payments would have been made absent the limitations set forth in clauses (i) and (ii) of this Section 3.03, as applicable.

Section 3.04. Maximum Selling Price. The parties hereto acknowledge and agree that the timing, amounts, and aggregate value of Tax Benefit Payments pursuant to this Agreement are not reasonably ascertainable. Notwithstanding the previous sentence, unless (i) the parties agree otherwise in writing upon the request of the applicable TRA Party or (ii) the applicable TRA Party provides timely written notice to PubCo that any recipient of any Tax Benefit Payment will elect out of the installment method under Section 453 for any Exchange, then in no event shall the sum of the initial consideration (for U.S. federal income tax purposes) received in connection with such Exchange and the aggregate Tax Benefit Payments to such TRA Party that are treated (for U.S. federal income tax purposes) as contingent consideration in respect of such Exchange, other than amounts accounted for as interest under the Code, exceed 140% of the initial consideration received for U.S. federal income tax purposes in connection with such Exchange.

Section 3.05. Excess Payments. To the extent PubCo makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.01(a) (taking into account Section 3.03) in an amount in excess of the amount of such payment that should have been made to the TRA Party in respect of such Taxable Year, then (i) the TRA Party shall not receive further payments under Section 3.01(a) until the TRA Party has foregone an amount of payments equal to such excess, and (ii) PubCo shall pay the amount of the TRA Party’s foregone payments to other TRA Parties (to the extent applicable) in a manner such that each of the other TRA Parties, to the extent possible, shall have received aggregate payments under Section 3.01(a) in the amount it would have received if there had been no excess payment to the TRA Party.

ARTICLE IV

TERMINATION

Section 4.01. Early Termination and Breach of Agreement.

(a) PubCo may terminate this Agreement with respect to all of the Units held (or previously held and Exchanged) by all TRA Parties at any time by paying to all of the applicable TRA Parties the Early Termination Payment; provided, however, that, in such case, this Agreement shall terminate only upon the receipt of the Early Termination Payment by all TRA Parties, and provided, further, that PubCo may withdraw any notice to execute its termination rights under this Section 4.01(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payments by PubCo, neither the applicable TRA Parties nor PubCo shall have any further payment obligations under this Agreement in respect of such TRA Parties, other than for any (i) Tax Benefit Payment agreed to by PubCo and the applicable TRA Party as due and payable but unpaid as of the date of the Early Termination Notice, (ii) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clause (ii) is included in the Early Termination Payment) or (iii) amount owed in connection with any breach of this Agreement by PubCo.

(b) In the event that PubCo materially breaches this Agreement, whether as a result of failure to make any payment within 60 days after becoming due (except for all or a portion of such payment that is being validly disputed in good faith under this Agreement, and then only with respect to the amount in dispute), failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, then, at the election of the Representative, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach and shall include, but not be limited to, (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of a breach, (ii) any Tax Benefit Payment agreed to by PubCo and any TRA Parties as due and payable but unpaid as of the date of a breach, and (iii) any Tax Benefit Payment due for the Taxable Year ending with or including the date of a breach. Notwithstanding the foregoing, in the event that PubCo breaches this Agreement, the Representative shall be entitled to elect on behalf of each of the TRA Parties to receive the amounts set forth in the foregoing clauses (i), (ii) and (iii) of this Section 4.01(b) or to seek specific performance of the terms hereof. Notwithstanding anything in this Agreement to the contrary, it shall not be a material breach of this Agreement if PubCo fails to make any Tax Benefit Payment within 60 days after becoming due (A) to the extent that PubCo has insufficient funds to make such payment despite using reasonable best efforts to obtain funds to make such payment (including by causing OpCo or any other subsidiaries of OpCo to distribute or lend funds to facilitate such payment, and by accessing any revolving credit facilities or other sources of available credit to fund any such amounts) or (B) because PubCo is prohibited from making such payment as a result of limitations imposed by existing credit agreements to which OpCo is a party; provided, that (x) the interest provisions of Section 5.02 shall apply to such late payment, and (y) solely with respect to a Tax Benefit Payment, if PubCo does not have sufficient cash to make such payment as a result of limitations imposed by existing credit agreements to which OpCo is a party, Section 5.02 shall apply, but the Default Rate shall be replaced by the Agreed Rate.

(c) PubCo hereby agrees to provide 20 calendar days’ prior written notice to the Representative of a Change of Control and, unless otherwise agreed in writing by the Representative, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such Change of Control and utilizing the Valuation Assumptions by substituting the phrase “the closing date of the Change of Control” in each place where the phrases “an Early Termination Date”, “such Early Termination Date”, and “the Early Termination Date” appear. Such obligations shall include, but not be limited to, (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of such Change of Control, (ii) any Tax Benefit Payment previously due and payable but unpaid as of the date of such Change of Control, and (iii) except to the extent included in the Early Termination Payment or if included as a payment under clause (ii) of this Section 4.01(c), any Tax Benefit Payment due for the Taxable Year ending prior to, with or including the date of such Change of Control. If PubCo will not be the surviving company upon such Change of Control, PubCo agrees to cause the definitive documentation for such Change of Control to require the surviving or successor company to PubCo to satisfy PubCo’s obligations under this Agreement, including with respect to this Section 4.01(c), Section 4.02 and Section 4.03, and the Representative shall be entitled to seek specific performance of the terms hereof. For the avoidance of doubt, Section 4.02 and Section 4.03 shall apply to a Change of Control, mutatis mutandis.

(d) In the case of a termination pursuant to any of the foregoing paragraphs (a), (b) or (c), upon PubCo’s payment in full of the Early Termination Payment to each TRA Party, PubCo shall have no further payment obligations under this Agreement other than with respect to any Tax Benefit Payments in respect of any Taxable Year ending prior to the Early Termination Date, and such payment obligations shall survive the termination of, and be calculated and paid in accordance with, this Agreement. If an Exchange subsequently occurs with respect to Units for which PubCo has paid the Early Termination Payment in full, PubCo shall have no obligations under this Agreement with respect to such Exchange.

Section 4.02. Early Termination Notice. If PubCo chooses to exercise its right of early termination under Section 4.01 above, PubCo shall deliver to each TRA Party notice of such intention to exercise such right (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying PubCo’s intention to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment with respect to each TRA Party.

Section 4.03. Payment upon Early Termination.

(a) Within five Business Days after agreement between the applicable TRA Party and PubCo of the Early Termination Schedule, PubCo shall pay to the applicable TRA Party an amount equal to the Early Termination Payment plus any other payment obligation of PubCo arising under Section 4.01(b) or Section 4.01(c). Such payment shall be made by wire transfer of immediately available funds to a bank account designated by the applicable TRA Party or as otherwise agreed in writing by PubCo and the applicable TRA Party.

(b) The “Early Termination Payment” for any TRA Party, as of the date of the delivery of an Early Termination Schedule, shall equal with respect to the applicable TRA Party the present value, discounted at the Early Termination Rate as of such date, of all Tax Benefit Payments that would be required to be paid by PubCo to the applicable TRA Party beginning from the Early Termination Date assuming the Valuation Assumptions are applied.

ARTICLE V

SUBORDINATION AND LATE PAYMENTS

Section 5.01. Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by PubCo to the applicable TRA Party under this Agreement (a “TRA Payment”) shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of PubCo (“Senior Obligations”) and shall rank pari passu with all current or future unsecured obligations of PubCo that are not Senior Obligations. To the extent PubCo incurs, creates or assumes any Senior Obligations after the date hereof, PubCo shall make reasonable efforts to ensure that such indebtedness permits the amounts payable hereunder to be paid. PubCo shall not enter into any agreement if a principal purpose of such agreement is to restrict in any material respect the amounts payable hereunder.

Section 5.02. Late Payments by PubCo. The amount of all or any portion of any Tax Benefit Payment, Early Termination Payment or other payment under this Agreement not made to the applicable TRA Party when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment, Early Termination Payment or other payment under this Agreement was due and payable.

ARTICLE VI

NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.01. Participation in PubCo’s and OpCo’s Tax Matters. Except as otherwise provided herein or in the Business Combination Agreement or the OpCo LLCA, PubCo shall have full responsibility for, and sole discretion over, all Tax matters concerning PubCo and OpCo, including, without limitation, the preparation, filing or amending of any Tax Return of PubCo or OpCo and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, PubCo shall notify the Representative of, and keep the Representative reasonably informed with respect to the portion of any audit, examination or proceeding relating to Tax matters of PubCo or OpCo by a Taxing Authority the outcome of which is reasonably expected to affect any TRA Payment, and shall provide to the Representative reasonable opportunity to participate in (but not control) such audit, examination or proceeding and to provide information and other input (in each case, at the Representative’s expense) to PubCo, OpCo and their respective advisors concerning the conduct of any such portion of such audit, examination or proceeding; provided that PubCo shall not, and shall cause OpCo not to, settle, compromise or otherwise resolve any such audit, examination or proceeding without the prior written consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed) if such settlement, compromise or resolution is reasonably expected to materially affect any TRA Payments.

Section 6.02. Consistency. Unless otherwise required by law, PubCo and the TRA Parties agree to report and cause to be reported for all purposes, including federal, state, local and foreign Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, the Basis Adjustment, the Tax Assets, and each Tax Benefit Payment) in a manner consistent with that specified in any Schedule required to be provided by or on behalf of PubCo under this Agreement.

Section 6.03. Cooperation. The TRA Parties shall (a) furnish to PubCo in a timely manner such information, documents and other materials as PubCo may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or proceeding with any Taxing Authority, (b) make itself available to PubCo and its representatives to provide explanations of documents and materials and such other information as PubCo or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and

(c) reasonably cooperate in connection with any such matter. OpCo shall reimburse an applicable TRA Party for any reasonable third-party costs and expenses incurred pursuant to this Section 6.03. PubCo shall not, without the prior written consent of the Representative, take any action that has the primary purpose of circumventing the achievement or attainment of any Tax Benefit Payment or Early Termination Payment under this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.01. Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or otherwise. Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 7.01:

If to PubCo, to:

Symbotic Inc.
200 Research Drive
Wilmington, MA 01887
Attention:	Corey Dufresne
Email:	cdufresne@symbotic.com

with a copy to (which shall not constitute notice to PubCo) to:

Sullivan & Cromwell LLP

125 Broad Street
New York, NY 10004

1870 Embarcadero Road
Palo Alto, California 94303

Attention:	Robert W. Downes George Sampas Matthew B. Goodman
Email:	downesr@sullcrom.com sampasg@sullcrom.com goodmanm@sullcrom.com

If to the Representative, to:

Richard B. Cohen

c/o C&S Wholesale Grocers

7 Corporate Drive

Keene, NH 03431

with a copy to:

General Counsel

C&S Wholesale Grocers

7 Corporate Drive

Keene, NH 03431

with a copy to (which shall not constitute notice to the Representative) to:

Sullivan & Cromwell LLP

125 Broad Street
New York, NY 10004

1870 Embarcadero Road
Palo Alto, California 94303

Attention:	Robert W. Downes George Sampas Matthew B. Goodman
Email:	downesr@sullcrom.com sampasg@sullcrom.com goodmanm@sullcrom.com

If to any TRA Party, to the street address and email address set forth for such TRA Party in the records of OpCo.

Section 7.02. Entire Agreement; No Third Party Beneficiaries. This Agreement, the Business Combination Agreement, and including the Exhibits, the Company Disclosure Letter, the Transaction Documents and the Confidentiality Agreement (each of which as defined in the Business Combination Agreement), and the OpCo LLCA constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to such matters. The parties hereby agree that this Agreement is solely for the benefit of the parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder.

Section 7.03. Successors; Assignment; Amendments.

(a) With the prior written consent of PubCo (such consent not to be unreasonably withheld, conditioned or delayed), each TRA Party may assign any of its rights under this Agreement in whole or in part to any Person as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form reasonably satisfactory to PubCo, agreeing to become a TRA Party for all purposes of this Agreement, except as otherwise provided in such joinder; provided, however, that (i) to the extent that a TRA Party effectively transfers Units after the date hereof in accordance with the terms of the OpCo LLC Agreement, and any other agreements the TRA Parties may have entered into with each other, or a TRA Party may have entered into with PubCo and/or OpCo, the transferring TRA Party shall assign to the transferee of such Units the transferring TRA Party’s rights under this Agreement with respect to such transferred Units, and (ii) once any Exchange has occurred, any and all payments that may become payable to a TRA Party pursuant to this Agreement with respect to such Exchange may be assigned to any Person or Persons.

(b) No provision of this Agreement may be amended unless such amendment is approved in writing by (i) the Board and (ii) the TRA Parties who would be entitled to receive at least a majority of the Early

Termination Payments payable to all TRA Parties hereunder if PubCo had exercised its right of early termination on the date of the most recent Exchange (including, for the avoidance of doubt, the Initial Sale) prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange); provided that no such amendment shall be effective, if such amendment will have a disproportionate adverse effect on the payments applicable TRA Parties will or may receive under this Agreement, without such TRA Parties’ consent in writing to such amendment.

(c) All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties and their respective successors, assigns, heirs, executors, administrators and legal representatives. PubCo shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of PubCo, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that PubCo would be required to perform if no such succession had taken place. Notwithstanding anything to the contrary herein, in the event a TRA Party transfers his Units to a Permitted Transferee (as defined in the OpCo LLCA), excluding any other TRA Party, such TRA Party shall have the right, on behalf of such transferee, to enforce the provisions of Section 2.03, Section 4.02 or Section 6.01 with respect to such transferred Units.

(d) No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 7.04. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 7.05. Reconciliation. In the event that PubCo and the applicable TRA Party are unable to resolve a disagreement with respect to the matters governed by Section 2.03, Section 3.01, Section 4.02 or Section 6.01 within the relevant period designated in and in accordance with the term of any other section of this Agreement (such dispute, a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. If the parties are unable to agree on an Expert within 15 days of the commencement of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall be a partner or principal in a nationally recognized accounting firm or a law firm, and, unless the applicable TRA Party and PubCo agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with OpCo, PubCo, the Representative or the applicable TRA Parties or other actual or potential conflict of interest. The Expert shall resolve any matter relating to the Tax Assets Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within 30 calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within 15 calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement is due or any Tax Return reflecting the subject of a disagreement is due, such payment shall be made on the date prescribed by this Agreement and such Tax Return may be filed as prepared by PubCo, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by PubCo, except as provided in the next sentence. PubCo and each applicable TRA Party shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the TRA Party’s position, in which case PubCo shall reimburse the TRA Party for any reasonable out-of-pocket costs and expenses with respect to such proceeding, or (ii) the Expert adopts PubCo’s position, in which case the TRA Party shall reimburse PubCo for any reasonable out-of-pocket costs and expenses with respect to such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.05 shall be decided by the Expert. The Expert shall finally determine any

Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.05 shall be binding on PubCo, the Representative and the applicable TRA Party and may be entered and enforced in any court having jurisdiction.

Section 7.06. Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) SUBJECT TO SECTION 7.05, THIS AGREEMENT AND ALL PROCEEDINGS AGAINST ANY PARTY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED, GOVERNED BY, AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, INCLUDING ITS STATUTES OF LIMITATIONS, WITHOUT REGARD TO ANY BORROWING STATUTE THAT WOULD RESULT IN THE APPLICATION OF THE STATUTE OF LIMITATIONS OF ANY OTHER JURISDICTION OR THE CONFLICTS OF LAWS PROVISIONS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PROVISIONS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the parties agrees that: (i) it shall bring any proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the proceeding is vested exclusively in the United States federal courts, such proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) mailing of process or other papers in connection with any such proceeding in the manner provided in Section 7.01 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 7.06(b) or that any governmental order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 7.06(c).

Section 7.07. Withholding. PubCo shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as PubCo is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law; provided, however, that

PubCo shall notify the Representative in advance before applying any such withholding to allow the applicable TRA Party a reasonable opportunity to provide any applicable forms, certificates or other materials that would eliminate or reduce such withholding, and PubCo will otherwise reasonably cooperate with the applicable payee to eliminate or reduce such withholding. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by PubCo, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable TRA Party. Each TRA Party shall promptly provide PubCo, OpCo or other applicable withholding agent with any applicable Tax forms and certifications (including IRS Form W-9 or the applicable version of IRS Form W-8) reasonably requested and shall promptly provide an update of any such Tax form or certificate previously delivered if the same has become incorrect or has expired.

Section 7.08. Admission of PubCo into a Consolidated Group; Transfers of Corporate Assets.

(a) If PubCo becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state, local or foreign law, then: (i) the provisions of this Agreement shall be applied with respect to such group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of such group as a whole.

(b) If any entity that is obligated to make a TRA Payment hereunder transfers one or more assets to a corporation with which such entity does not file a consolidated Tax Return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any TRA Payment (e.g., calculating the gross income of the entity and determining the Realized Tax Benefit of such entity) due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity shall be equal to the fair market value of the contributed asset, plus (i) the amount of debt to which such asset is subject, in the case of a contribution of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a contribution of a partnership interest.

Section 7.09. Confidentiality. Each TRA Party and assignee acknowledges and agrees that the information of PubCo and its Affiliates is confidential and, except in the course of performing any duties as necessary for PubCo and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, shall keep and retain in the strictest confidence and not to disclose to any Person all confidential matters, acquired pursuant to this Agreement, of PubCo or any Person included within PubCo’s respective Affiliates and successors and the other TRA Parties. This Section 7.09 shall not apply to (i) any information that has been made publicly available by PubCo or any of its Affiliates, becomes public knowledge (except as a result of an act of such TRA Party in violation of this Agreement) or is generally known to the business community, (ii) any information that any TRA Party is permitted to access pursuant to any other applicable agreement or arrangement and that such TRA Party is permitted to disclose pursuant to the terms of any other such applicable agreement or arrangement and (iii) the disclosure of information to the extent necessary for a TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such returns. Notwithstanding anything to the contrary herein, each TRA Party (and each employee, representative or other agent of such TRA Party) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of (x) PubCo and (y) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the TRA Parties relating to such tax treatment and tax structure.

Section 7.10. Change in Law. Notwithstanding anything herein to the contrary, if, as a result of or, in connection with an actual or proposed change in Tax law, a TRA Party reasonably believes that the existence of this Agreement could have material adverse Tax consequences to such TRA Party or any direct or indirect owner of such TRA Party, then at the written election of such TRA Party in its sole discretion (in an instrument signed by such TRA Party and delivered to PubCo) and to the extent specified therein by such TRA Party, this Agreement (i) shall cease to have further effect and shall not apply to an Exchange with respect to such TRA Party occurring after a date specified by such TRA Party, or (ii) may be amended in a manner reasonably determined by such TRA Party; provided, that such amendment shall not result in an increase in any payments owed by PubCo under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment; provided, further, that such amendment shall not have any adverse effect on any other TRA Party.

Section 7.11. Independent Nature of Rights and Obligations. The rights and obligations of each TRA Party hereunder are several and not joint with the rights and obligations of any other Person. A TRA Party shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a TRA Party have the right to enforce the rights or obligations of any other Person hereunder (other than PubCo). Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any TRA Party pursuant hereto or thereto, shall be deemed to constitute the TRA Parties acting as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and PubCo acknowledges that the TRA Parties are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

Section 7.12. Representative. By executing this Agreement, each of the TRA Parties shall be deemed to have irrevocably appointed the Representative as its agent and attorney in fact with full power of substitution to act from and after the date hereof and to do any and all things and execute any and all documents on behalf of such TRA Parties which may be necessary, convenient or appropriate to facilitate any matters under this Agreement, including: (i) execution of the documents and certificates required pursuant to this Agreement; (ii) except to the extent provided in this Agreement, receipt and forwarding of notices and communications pursuant to this Agreement; (iii) administration of the provisions of this Agreement; (iv) any and all consents, waivers, amendments or modifications deemed by the Representative to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) taking actions the Representative is authorized to take pursuant to the other provisions of this Agreement; (vi) negotiating and compromising, on behalf of such TRA Parties, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement and executing, on behalf of such TRA Parties, any settlement agreement, release or other document with respect to such dispute or remedy; and (vii) engaging attorneys, accountants, agents or consultants on behalf of such TRA Parties in connection with this Agreement and paying any fees related thereto on behalf of such TRA Parties, subject to reimbursement by such TRA Parties. The Representative may resign upon 30 days’ written notice to PubCo, provided that the Representative has found a replacement to become the Representative, which is acceptable to PubCo in its reasonable discretion. If PubCo determines in its reasonable discretion that such replacement is not acceptable, PubCo shall identify a replacement to become the Representative, which is acceptable to the resigning Representative in its reasonable discretion. If the resigning Representative determines in its reasonable discretion that the replacement identified by PubCo is not acceptable, the resigning Representative and PubCo shall cooperate in good faith to identify a replacement acceptable to each such party.

Section 7.13. Non-Recourse. Unless expressly agreed to otherwise by the parties in writing, this Agreement may only be enforced against, and any proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement may only be brought against the Persons expressly named as parties and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other representative of any party or of any Affiliate of any party, or any of their respective successors, representatives and permitted assigns, shall have any liability or other obligation for any obligation of any party under this Agreement or for any proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement; provided, however, that nothing in this Section 7.13 shall limit any liability or other obligation of the parties for breaches of the terms and conditions of this Agreement.

Section 7.14. Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 7.15. Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The Preamble, and all Recital, Article, Section, and Subsection references used in this Agreement are to the preamble recitals, articles, sections and subsections to this Agreement unless otherwise specified herein or context otherwise requires.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); and (vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

(d) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(e) When calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days, shall refer to calendar days unless Business Days are specified.

(f) Unless otherwise specified herein or context otherwise requires, all references to (i) any contract, other agreement, document or instrument (excluding this Agreement) mean such contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference and (ii) this Agreement mean this Agreement (taking into account the provisions of Section 7.02) as amended or otherwise modified from time to time in accordance with Section 7.03.

(g) All references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement as of the applicable date or during the applicable period of time, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision as of the applicable date or during the applicable period of time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith by a governmental entity.

(h) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, OpCo, PubCo and each TRA Party have duly executed this Agreement as of the date first written above.

Symbotic Inc.
By: [●]

By:
Name:
Title:

Symbotic Holdings LLC
By: [●]

By:
Name:
Title:

TRA PARTIES [●]

By: [●]

By:
Name:
Title:

[Signature page to Tax Receivable Agreement]

ANNEX L

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2022, is made and entered into by and among (a) [SVF Investment Corp. 3][Symbotic, Inc.], a Delaware corporation (the “Company”), (b) SVF Sponsor III (DE) LLC, a Delaware limited liability company (the “Sponsor”), (c) Michael Tobin, Michael Carpenter and Cristiana Falcone (collectively, the “SPAC Independent Directors”), (d) the equityholders of the Company designated on Schedule A-1 (collectively, the “Symbotic Director Equityholders”) and (e) the equityholders of the Company designated on Schedule A-2 (collectively, the “Symbotic Officer Equityholders” and, together with the Symbotic Director Equityholders, the “Symbotic Equityholders”) and, together with the Sponsor, the SPAC Independent Directors and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, each, a “Holder” and, collectively, the “Holders”).

RECITALS

WHEREAS, on March 11, 2021, the Company consummated its initial public offering (the “IPO”) of 32,000,000 Ordinary Shares;

WHEREAS, prior to the consummation of the IPO, the Sponsor purchased 8,000,000 class B ordinary shares, 50,000 of which were transferred by the Sponsor to each of the SPAC Independent Directors appointed in connection with the IPO;

WHEREAS, the Sponsor purchased 1,040,000 Ordinary Shares in a private placement that occurred simultaneously with the closing of the IPO;

WHEREAS, the Company and the Sponsor are parties to that certain Registration Rights Agreement, dated as of March 8, 2021 (the “Existing Registration Rights Agreement”);

WHEREAS, on December 12, 2021, the Company, Warehouse Technologies LLC, a New Hampshire limited liability company (“Warehouse”), Symbotic Holdings LLC, a Delaware limited liability Company (“Symbotic”) and Saturn Acquisition (DE) Corp., a Delaware corporation and a Wholly Owned Subsidiary of the Company (“Merger Sub”), entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein), (i) in connection with the consummation of the Merger, SVF transferred by way of continuation from the Cayman Islands to Delaware in accordance with the Cayman Islands Companies Act and domesticate as a Delaware corporation (the “Domestication”) and (ii) Merger Sub merged with and into Symbotic (the “Merger”), with Symbotic surviving as the Surviving Company;

WHEREAS, contemporaneously with the execution and delivery of the Merger Agreement, Warehouse entered into that certain Agreement and Plan of Merger by and between Warehouse and Symbotic, pursuant to which, prior to the Merger, Warehouse merged with and into Symbotic, with Symbotic continuing as the surviving company in such merger;

WHEREAS, at the effective time of the Domestication, each Ordinary Share that was issued and outstanding immediately prior to the Domestication was converted into one share of Class A common stock of the Company, par value $0.0001 per share (the “Common Stock”) and each Class B Ordinary Share was converted into one share of Class B Common Stock of the Company, par value $0.0001 per share (the “Class B Common Stock”);

WHEREAS, upon consummation of the Merger, (i) each share of Class B Common Stock was automatically converted into a share of Common Stock, and (ii) the Company issued [●] shares of Class V-1 Common Stock and [●] Class V-3 Common Stock to the Symbotic Equityholders; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Domestication and the Merger, the Sponsor desires to amend and restate the Existing Registration Rights Agreement pursuant to Section 6.8 thereof, in order to provide the Holders with registration rights with respect to the Registrable Securities on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall mean any merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses, involving the Company, including, for the avoidance of doubt, the Merger.

“Business Day” means any day ending at 11:59 p.m. (New York Time) other than a Saturday or Sunday or a day on which banks in the City of New York or, solely with respect to the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“Class B Common Stock” shall have the meaning given in the Recitals.

“Class V-1 Common Stock” means the Company’s Class V-1 Common Stock, par value $0.0001.

“Class V-3 Common Stock” means the Company’s Class V-3 Common Stock, par value $0.0001.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals.

“Company” shall have the meaning given in the Preamble.

“Company Certificate of Incorporation” shall mean the Certificate of Incorporation filed by the Company in accordance with the Merger Agreement.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Domestication” shall have the meaning given in the Recitals.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals.

“Form S-1 Shelf ” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.2.1.

“Form S-4” shall have the meaning given in subsection 2.2.1.

“Founder Shares” shall mean the shares of Common Stock into which the Class B Common Stock has converted in connection with the consummation of the Merger.

“Holders” shall have the meaning given in the Preamble.

“Insider Letter” shall mean that certain letter agreement, dated March 8, 2021, by and among the Company, the Sponsor and each of the Company’s officers, directors and director nominees.

“IPO” shall have the meaning given in the Recitals.

“Major Holders” shall mean each of the Sponsor, its Permitted Transferees and the Symbotic Major Holders.

“Merger” shall have the meaning given in the Recitals.

“Merger Agreement” shall have the meaning given in the Recitals.

“Merger Sub” shall have the meaning given in the Recitals.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus not misleading (in the case of a Prospectus, in the light of the circumstances under which they were made).

“Minimum Takedown Threshold” shall have the meaning given in subsection 2.3.3.

“Ordinary Shares” means the Company’s Class A ordinary shares, par value $0.0001 per share.

“Other Coordinated Offering” shall have the meaning given in subsection 2.5.1.

“Permitted Encumbrance” means any pledge, hypothecation or granting of a security interest in, lien on or otherwise encumbering any Registrable Securities held by such Holder as security in respect of any bona fide financing arrangements.

“Permitted Transferees” shall mean (a) with respect to the Founder Shares or Private Placement Shares, a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of any applicable lock-up to which the Registrable Securities are subject under the Insider Letter, the Sponsor Side Letter and any other applicable agreement between such Holder and the Company, and to any transferee thereafter, and (b) with respect to the Symbotic Lock-Up Shares, a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Symbotic Lock-Up Period pursuant to Section 5.1 and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Shares” means the 1,040,000 shares of Common Stock issued to the Sponsor in connection with the Merger with respect to the 1,040,000 Ordinary Shares purchased by the Sponsor in connection with the IPO.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock (including any Class B Common Stock converted into shares of Common Stock pursuant to the consummation of the Merger) or any other equity security (including the Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, (b) any shares of Common Stock otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, (c) any shares of Common Stock issued by the Company in connection with (x) the redemption by Symbotic of Symbotic Common Units owned by any Holder or (y) at the election of the Company, in a direct exchange for Symbotic Common Units owned by any Holder, in each case, in accordance with the terms of the Surviving Company LLC Agreement and the Company Certificate of Incorporation, and (d) any other equity security of the Company issued or issuable with respect to any Common Stock, as applicable, by way of a share capitalization or share subdivisions or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. Notwithstanding anything to the contrary hereunder, if a Holder and/or its Affiliates then hold shares of Class V-1 Common Stock or Class V-3 Common Stock, then each share of Class V-1 Common Stock or Class V-3 Common Stock shall be deemed to have a value equal to the value of one share of Common Stock for all purposes under this Agreement, including for purposes of determining satisfaction with the various value thresholds set forth in Section 2 of this Agreement; provided, it is understood and agreed, that under no circumstances will the Company be obligated to register shares of Class V-1 Common Stock or Class V-3 Common Stock.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any securities exchange on which the Common Stock are then listed);

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel to represent all Holders participating in any registration selected by the majority-in-interest of the Major Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration or the Major Holders initiating an Underwritten Shelf Takedown.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all materials incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, a Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Sponsor” shall have the meaning given in the Preamble.

“Sponsor Side Letter” shall mean that certain letter agreement, dated December 12, 2021, by and among the Company and the Sponsor and each of the Company’s officers, directors and director nominees.

“Subsequent Shelf Registration” shall have the meaning given in subsection 2.3.2.

“Surviving Company LLC Agreement” shall have the meaning given in the Merger Agreement.

“Symbotic” shall have the meaning given in the Recitals.

“Symbotic Director Equityholders” shall have the meaning given in the Recitals.

“Symbotic Equityholders” shall have the meaning given in the Recitals.

“Symbotic Officer Equityholders” shall have the meaning given in the Recitals.

“Symbotic Common Units” means the common units of Symbotic.

“Symbotic Lock-Up Shares” means, with respect to any Symbotic Director Equityholder Symbotic Officer Equityholder, (a) any Symbotic Common Units and (b) any shares of Common Stock received by the Symbotic Equityholders after the closing of the Business Combination pursuant to a direct exchange or redemption of Symbotic Common Units held by such Symbotic Equityholders as of the closing of the Business Combination under the Surviving Company LLC Agreement.

“Symbotic Lock-Up Period” means, (a) with respect to any Symbotic Director Equityholder, the earliest of (i) one year after the Closing Date and (ii) the date following the Closing Date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Common Stock and/or Class B Common Stock for cash, securities or other property, and (b) with respect to any Symbotic Officer Equityholder, the earliest of (i) 180 days after the Closing Date and (ii) the date following the Closing Date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Common Stock and/or Class B Common Stock for cash, securities or other property.

“Symbotic Major Holders” means RJJRP Holdings, Inc., RBC 2021 4 Year GRAT 4 (U/A June 19, 2000), RBC Millennium Trust (U/A June 19, 2020) and Walmart Inc. and any of their Permitted Transferees.

“Takedown Requesting Holder” shall have the meaning given in subsection 2.3.3.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.3.3.

“Underwritten Shelf Takedown Notice” shall have the meaning given in subsection 2.3.3.

“Warehouse” shall have the meaning given in the Recitals.

ARTICLE II

REGISTRATIONS

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of Section 2.1.4 and Section 2.2 hereof, at any time and from time to time after the date hereof, any Major Holder (the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities (which for the avoidance of doubt shall be subject to any lock-up applicable to such Registrable Securities) which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within three (3) Business Days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Registrations pursuant to a Demand Registration from each of the Sponsor, on the one hand, and the Symbotic Major Holders, on the other hand, under this subsection 2.1.1; provided, however, that a Registration shall not be counted for such purposes unless a Form S-1 has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form S-1 Registration have been sold, in accordance with Section 3.1 of this Agreement; provided, further, that an Underwritten Shelf Takedown shall not count as a Demand Registration. The Company shall not be obligated to effect more than three (3) Demand Registrations during any twelve-month period. The Company shall not be obligated to effect any such Demand Registration pursuant to this subsection 2.1.3 if the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $50,000,000. Notwithstanding anything to the contrary set forth herein, the Company is not obligated to take any action to effect a Demand Registration if an Underwritten Shelf Takedown (which, for the purposes of this sentence, shall not include a Block Trade or Other Coordinated Offering) was consummated within the preceding thirty (30) days.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.2 hereof, if a majority-in-interest of the Major Holders participating in a Demand Registration so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of any Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriters selected for such Underwritten Offering by the majority-in-interest of the Major Holders participating in a Demand Registration.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested to be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested to be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Major Holders participating in a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1, shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the date the Company consummates the Merger, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to Section 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) filed in connection with a merger, share exchange or similar transaction on a Form S-4 or any similar long-form registration statement that may be available at such time (“Form S-4”), then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within three (3) Business Days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriters selected for such Underwritten Offering by the Company. The notice periods set forth in this subsection 2.2.1 shall not apply to an Underwritten Shelf Takedown conducted in accordance with subsection 2.3.3.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration (other than Underwritten Shelf Takedown), in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Common Stock that the Company desires to sell, taken together with (i) the Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant Section 2.2 hereof, and (iii) the Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Stock or other equity securities that the Company desires to sell for its own account, if any, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata based on the respective number of Registrable Securities that each Holder has so requested exercising its rights to register its Registrable Securities pursuant to subsection 2.2.1 hereof, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration (a) in the case of a Piggyback Registration that is not an Underwritten Offering, prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration and (b) in the case of a Piggyback Registration that is an Underwritten Offering, prior to the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof.

2.3 Shelf Registrations.

2.3.1 Form S-1 Registration. Within 45 days of the date of this Agreement, the Company shall use its commercially reasonable efforts to file a Registration on Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1 Shelf”) for a Registration of the Registrable Securities held by the Symbotic Equityholders, the Sponsor and the SPAC Independent Directors and the Company shall use its commercially reasonable efforts to cause such registration statement to become effective as promptly as reasonably practicable thereafter. Such Form S-1 Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Form S-1 Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep the Form S-1 Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Following the filing of the Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Registration Statement on Form S-3 (the “Form S-3 Shelf”) as soon as practicable after the Company is eligible to use Form S-3.

2.3.2 If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities included thereon are still held by Holders, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities including on such Shelf, and pursuant to any method or combination of methods legally available to, and requested by, any Holder. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the

Securities Act until such time as there are no longer any Registrable Securities included thereon still held by Holders. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, a Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, the Company shall only be required to cause such Registrable Securities to be so covered once annually after inquiry of the Holders.

2.3.3 At any time and from time to time after a Shelf has been declared effective by the Commission, any Major Holder may request to sell all or any portion of its Registrable Securities in an underwritten offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $25,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company at least 48 hours prior to the public announcement of such Underwritten Shelf Takedown, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. The Company shall immediately be required to provide written notice of such Underwritten Shelf Takedown (the “Underwritten Shelf Takedown Notice”) to all Holders of Registrable Securities. The Company shall include in any Underwritten Shelf Takedown the securities requested to be included by any holder (each a “Takedown Requesting Holder”) at least 24 hours prior to the public announcement of such Underwritten Shelf Takedown pursuant to written contractual piggyback registration rights of such holder (including to those set forth herein). The Major Holder holding a majority-in-interest of the Registrable Securities to be included in such Underwritten Shelf Takedown shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval which shall not be unreasonably withheld, conditioned or delayed. For purposes of clarity, any Registration effected pursuant to this subsection 2.3.3 shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof. The Symbotic Major Holders, on the one hand, and the Sponsor, on the other hand, may each demand not more than three (3) Underwritten Shelf Takedowns pursuant to this Section 2.3.3 in any 12-month period.

2.3.4 If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Sponsor and the Takedown Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Sponsor and the Takedown Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Holders that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities of the Takedown Requesting Holders, if any, that can be sold without exceeding the Maximum Number of Securities, determined Pro Rata based on the respective number of Registrable Securities that each Takedown Requesting Holder has so requested to be included in such Underwritten Shelf Takedown.

2.3.5 Each Major Holder shall have the right to withdraw from an Underwritten Shelf Takedown for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to withdraw from such Underwritten Shelf Takedown prior to the filing of the applicable

“red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown; provided that any Symbotic Major Holder or the Sponsor may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Symbotic Major Holders or the Sponsor.

2.4 Market Stand-Off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), each Holder given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, except in the event the Underwriters managing the offering otherwise agree by written consent, provided, that (i) each such Holder shall sign a lock-up agreement that contains restrictions that are no more restrictive than the restrictions contained in the lock-up agreements executed by any other Holder of Registrable Securities participating in such Underwritten Offering, (ii) such lock-up agreement shall not restrict the Transfer of Registrable Securities for more than forty-five (45) days after the date of the underwriting agreement executed with the managing underwriter of such offering and (iii) such lock-up agreement shall not restrict (a) Transfers to Permitted Transferees or (b) any Permitted Encumbrance. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.5 Block Trades; Other Coordinated Offerings.

2.5.1 Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Major Holder requesting an Underwritten Shelf Takedown wishes to engage in (a) a Block Trade or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case with a total offering price reasonably expected to exceed, in the aggregate, either (x) $10,000,000 or (y) all remaining Registrable Securities held by the Major Holder, then notwithstanding the time periods provided for in Section 2.1.4, such Major Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence. The Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Major Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or placement agents or sales agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.5.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Major Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a withdrawal notice to the Company and the Underwriter or Underwriters or placement agents or sales agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.5.2.

2.5.3 Any Registration effected pursuant to Section 2.5 shall be deemed an Underwritten Shelf Takedown and within the cap on Underwritten Shelf Takedowns provided in the last sentence of Section 2.3.3. Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade or Other Coordinated Offering initiated by a Major Holder pursuant to this Agreement. The Holder of a majority-in-interest of the Registrable Securities participates in a Block Trade shall have the right to select the Underwriters and any sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.5.4 In connection with any Block Trade or Other Coordinated Offering, each Holder participating in such Block Trade or Other Coordinated Offering pursuant to the terms of this Agreement agrees that it shall not

Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such Block Trade or Other Coordinated Offering), without the prior written consent of the Company provided, that (i) each such Holder shall sign a lock-up agreement that contains restrictions that are no more restrictive than the restrictions contained in the lock-up agreements executed by any other Holder of Registrable Securities participating in such Block Trade or Other Coordinated Offering, (ii) such lock-up agreement shall not restrict the Transfer of Registrable Securities for more than forty-five (45) days after the date of the underwriting agreement executed with the managing underwriter of such offering and (iii) such lock-up agreement shall not restrict (a) Transfers to Permitted Transferees or (b) any Permitted Encumbrance.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the date the Company consummates the Merger the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (other than by way of a document incorporated by reference) furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9 notify the Holders at any time, when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders; provided, however, that unless counsel for the Company is otherwise providing opinions with respect to a Holder participating in such offering, such counsel shall not be required to provide any opinions with respect to any Holder;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission); and

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “test the water” or “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering.

3.2 Registration Expenses. Except as otherwise expressly provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue the disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend the use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) consecutive days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission, to the extent that such rule or such successor rule is available to the Company), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Cooperation. Except as my be prohibited by the Insider Letter, the Company shall provide reasonable and customary cooperation with any Holder with respect to any Permitted Encumbrance, including directing any transfer agent to remove any legends from such securities which would hinder the ability of any lender (or its affiliates) from foreclosing upon and selling, disposing of or otherwise transferring any securities subject to a Permitted Encumbrance; provided that the applicable Holder shall provide reasonable and customary cooperation and information to the Company in connection with any such Permitted Encumbrance.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of a material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each

Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall, except in the case of fraud or willful misconduct by such indemnified party, contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

SYMBOTIC COMMON UNIT LOCK-UP

5.1 Subject to Section 5.2 hereof, each of the Symbotic Equityholders agrees that they shall not Transfer any Symbotic Lock-Up Shares until the end of the applicable Symbotic Lock-Up Period.

5.2 Notwithstanding the provisions set forth in Section 5.1, the Symbotic Equityholders and their respective Permitted Transferees may Transfer the Symbotic Lock-Up Shares during the Symbotic Lock-Up Period: (i) to the Company’s or Symbotic’s officers or directors, any affiliate or family member of any of the Company’s or Symbotic’s officers or directors; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) if otherwise permitted under the Surviving Company LLC Agreement; provided, however, that in the case of clauses (i) through (v), any such permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

5.3 If any Symbotic Lock-Up Shares bear a legend (including a notation in the Company’s stock ledger or other books and records in the case of uncertificated securities) that they are subject to the restrictions on transfer set forth herein, then, upon the termination of the Symbotic Lock-up Period, the Company shall use commercially reasonable efforts to promptly cause such legend to be removed.

ARTICLE VI

MISCELLANEOUS

6.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: c/o Symbotic, 200 Research Drive, Wilmington,. MA 01887, Attention: Corey Dufresne, with copy to; Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004 and 1870 Embarcadero Road, Palo Alto, CA 94303, Attention: Robert W. Downes, George Sampas and Matthew B. Goodman, Email: downesr@sullcrom.com, sampasg@sullcrom.com, and goodmanm@sullcrom.com, and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2 Prior to the expiration of any applicable lock-up to which the Registrable Securities are subject, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee.

6.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

6.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2 hereof.

6.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.5 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

6.6 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

6.7 WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE SPONSOR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

6.8 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.9 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.10 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

6.11 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

6.12 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person, other than pursuant (i) to that certain Forward Purchase

Agreement, entered into in connection with the IPO, by and between the Company and the forward purchasers and (ii) those certain subscription agreements entered into by and between the Company and certain investors on December 12, 2021 in connection with the execution of the Merger Agreement. Further, the Company represents and warrants that, other than the registration rights identified in the prior sentence, this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.13 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement, (ii) the date as of which no Registrable Securities remain outstanding and (iii) with respect to any individual Holder, the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

SVF INVESTMENT CORP. 3

By:
Name:
Title:

SPONSOR:

SVF SPONSOR III (DE) LLC

By:
Name:
Title:

SPAC INDEPENDENT DIRECTORS:

SYMBOTIC EQUITYHOLDERS [●]

By:
Name:
Title:

[●]

By:
Name:
Title:

[●]

By:
Name:
Title:

ANNEX M

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 12th day of December, 2021, by and among SVF Investment Corp. 3, a Cayman Islands exempted company (which shall be domesticated as a Delaware corporation prior to the Effective Time) (the “Issuer”) and the undersigned (“Subscriber” or “you”). Unless context otherwise requires, defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, the Issuer, Saturn Acquisition (DE) Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (the “Merger Sub”), Symbotic Holdings LLC, a Delaware limited liability company (the “Company”), and Warehouse Technologies LLC (“Warehouse”), a New Hampshire limited liability company, will, immediately following the execution of this Subscription Agreement and on the date hereof, enter into that certain Agreement and Plan of Merger (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, inter alia, the Merger Sub will be merged with and into the Company, with the Company surviving as a subsidiary of the Issuer (the “Merger”), on the terms and subject to the conditions set forth therein (the Merger, together with the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, prior to the Effective Time, the Issuer will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and Article 206 of the Cayman Islands Companies Law (2018 Revision) (the “Domestication”), and in connection with the Domestication and the other transactions contemplated by the Merger Agreement, change its name to Symbotic Inc.. As part of the Domestication, each Class A ordinary share, par value $0.001 per share, of the Issuer (“Class A ordinary share”) shall convert into one share of common stock, par value $0.001 per share, of the Issuer (“Common Stock”); and

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer, following the Domestication and immediately prior to the consummation of the Merger, that number of (i) shares of Common Stock set forth on the signature page hereto (the “Shares”) for a purchase price of $10.00 per share (the “Per Share Price”) for the aggregate purchase price set forth on Subscriber’s signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Shares in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein.

WHEREAS, on or about the date of this Subscription Agreement, Issuer is entering into subscription agreements (the “Other Subscription Agreements”) with certain other investors (the “Other Subscribers”), severally and not jointly, pursuant to which such Other Subscribers have agreed to purchase, inclusive of the Shares, an aggregate amount of up to 20,500,000 shares of Common Stock on the closing date of the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined herein), Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Shares (such subscription and issuance, the “Subscription”).

2. Representations, Warranties and Agreements.

2.1 Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Shares to Subscriber, Subscriber hereby represents and warrants (for itself and for each account for which Subscriber is acquiring the Shares) to the Issuer and the Placement Agents (as defined below) and acknowledges, understands and agrees with the Issuer and the Placement Agents as follows:

2.1.1 Subscriber has been duly formed or incorporated and is validly existing in good standing (if such concept is applicable) under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2 This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. Assuming the due authorization, execution and delivery of the same by the Issuer, this Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.1.3 The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to prevent or delay Subscriber’s timely performance of its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

2.1.4 Subscriber (i) is (a) an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933 (as amended, the “Securities Act”)), in each case, satisfying the applicable requirements set forth on Schedule I hereto and (b) an “institutional account” (as defined in FINRA Rule 4512(c)), (ii) is acquiring the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an accredited investor (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or the laws of any jurisdiction, and (iv) has provided the requested information on Schedule I hereto. Subscriber is not an entity formed for the specific purpose of acquiring the Shares.

2.1.5 The Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and the Shares have not been registered under the Securities Act or the laws of any jurisdiction. Subscriber understands that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of the cases of the foregoing clauses (i) through (iii) of this Section 2.1.5, in accordance with any applicable securities laws of the states and other jurisdictions of the United States and any other applicable jurisdictions, and that any certificates or book entries representing the Shares shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Shares will be subject to the foregoing transfer restrictions and, as a result, Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time, provided however, that the Subscriber shall be permitted to transfer, assign or sell all or a portion of the Shares to an affiliate (as such term is defined in Rule 144 promulgated under the Securities Act) of the Subscriber. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge, transfer or other disposition of any of the Shares. Subscriber acknowledges and agrees that the certificate or book-entry position representing the Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“This security was originally issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and this security may not be offered, sold or otherwise transferred in the absence of such registration or an applicable exemption therefrom. The holder of this security agrees for the benefit of the issuer that (a) this security may be offered, resold, pledged or otherwise transferred, only (i) pursuant to any exemption from the registration requirements of the Securities Act, (ii) pursuant to an effective registration statement under the Securities Act, or (iii) to the issuer, in each of cases (i) through (iii) in accordance with any applicable securities laws of any state of the United States.”

2.1.6 Subscriber is purchasing the Shares directly from the Issuer. Subscriber acknowledges that no disclosure or offering document has been prepared by Goldman Sachs & Co., Deutsche Bank Securities Inc. or any of their respective Affiliates or any of the foregoing’s respective control persons, directors, officers or other employees, partners, agents or other representatives (collectively, the “Placement Agents”) in connection with the offer and sale of the Shares. There have been no representations, warranties, covenants or agreements made to Subscriber by or on behalf of the Issuer, the Company, the Placement Agents or any of their respective Affiliates or any control persons, directors, officers or other employees, partners, agents or other representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties or covenants other than those of the Issuer expressly set forth in this Subscription Agreement in making its investment or decision to invest in the Issuer.

2.1.7 Certain information provided or made available to Subscriber was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

2.1.8 None of the Placement Agents shall be liable to Subscriber (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with this Subscription Agreement and the transactions contemplated thereby.

2.1.9 The Placement Agents have made no independent investigation with respect to the Issuer, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Issuer or the Company.

2.1.10 Subscriber (i) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation in the purchase of the Shares and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Accordingly, Subscriber understands that the offering meets (a) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (b) the institutional customer exemption under FINRA Rule 2111(b).

2.1.11 Subscriber is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act.

2.1.12 Subscriber is able to fend for itself in the transactions contemplated herein; has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Shares; and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

2.1.13 Subscriber’s acquisition and holding of the Shares will not constitute a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

2.1.14 In making its decision to purchase the Shares, Subscriber has relied solely upon independent investigation made by Subscriber. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided or made available by anyone other than the Issuer concerning the Issuer or the Shares or the offer and sale of the Shares. Subscriber acknowledges and agrees that Subscriber has received and has had an adequate opportunity to review the Merger Agreement, the documents provided to Subscriber in the electronic dataroom and such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer, the Company and the Transactions. Subscriber has independently made its own assessment and decision to purchase the Shares and is satisfied concerning the relevant tax and other economic considerations relevant to Subscriber’s investment in the Shares. Subscriber acknowledges that it has carefully reviewed the documents provided and/or made available to Subscriber by the Issuer and the Company. Subscriber acknowledges that no statement or printed material which is contrary to the investor presentation provided to Subscriber has been made or given to Subscriber by or on behalf of the Issuer. Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers from the Issuer, and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. Subscriber further acknowledges that the information provided and/or made available to Subscriber is preliminary and subject to change, and that any changes to such information, including any changes based on updated information or changes in terms of the Transaction, shall in no way affect Subscriber’s obligation to purchase the Shares hereunder.

2.1.15 Subscriber became aware of this offering of the Shares solely by means of direct contact between Subscriber and the Issuer, the Company or a representative of the Issuer or the Company, or by means of contact from any of the Placement Agents in their capacity as such, and the Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer, the Company or a representative of the Issuer or the Company, or by contact between Subscriber and one or more Placement Agents in their capacity as such. Subscriber has a pre-existing substantive relationship (as interpreted in guidance from the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act) with the Issuer, the Company, any of their respective representatives or the Placement Agents. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) to its knowledge, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

2.1.16 Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Issuer’s filings with the Commission. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision and Subscriber has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares, the Transactions, the Merger Agreement, and the transactions contemplated hereby or thereby. Subscriber will not look to the Placement Agents for all or part of any such loss or losses Subscriber may suffer, is able to sustain a complete loss on its investment in the Shares.

2.1.17 Alone, or together with any professional advisor(s), Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that its purchase of such Shares (i) is fully consistent with its financial needs, objectives and condition and (ii) is a fit, proper and suitable investment for Subscriber notwithstanding the substantial risks inherent in investing in or holding the Shares, and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

2.1.18 Subscriber has not relied on any statements, representations, warranties or other information provided or made available by or on behalf of the Placement Agents concerning the Issuer, the Company, the Transactions, the Merger Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

2.1.19 Subscriber acknowledges that the Placement Agents in their capacity as such: (i) are each acting solely as the Issuer’s Placement Agent in connection with the Transactions and are not acting as underwriters or in any other capacity, except as otherwise set forth herein, and are not and shall not be construed as a fiduciary for Subscriber, the Company or any other person or entity in connection with the Transactions, (ii) have not made nor make any representation or warranty, express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions, (iii) will have no responsibility with respect to (a) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person or entity) of any thereof, or (b) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning, the Issuer, the Company or the Transactions, (iv) have not acted as Subscriber’s financial advisor or fiduciary in connection with the issue and purchase of Shares, (v) may have existing or future business relationships with the Issuer and the Company (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares, and (vi) shall have no liability or obligation (including for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to Subscriber, or to any person or entity claiming through Subscriber, in respect of the purchase of Shares or the Transactions.

2.1.20 Subscriber acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to herein and Subscriber has not relied on any investigation that the Placement Agents or any person or entity acting on their behalf have conducted with respect to the Shares, the Issuer or the Company. Subscriber further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents.

2.1.21 Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

2.1.22 Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act

(31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Shares were legally derived.

2.1.23 If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that it has not relied on the Issuer or any of its Affiliates (the “Transaction Parties”) as the Plan’s fiduciary, or for investment advice, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Shares.

2.1.24 Subscriber is not currently (and at all times through the Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

2.1.25 At the Closing, Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 3.1.

2.1.26 From and following the date of this Subscription Agreement through the Closing or earlier termination pursuant to the terms of Section 5, none of Subscriber, its controlled Affiliates, or any person or entity acting on behalf of Subscriber or any of its controlled Affiliates or pursuant to any understanding with Subscriber or any of its controlled Affiliates will engage in any hedging or other transactions or arrangements (including any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by Subscriber or any other person or entity) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any securities of the Issuer prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of the Issuer, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing; provided that, for the avoidance of doubt, this Section 2.1.26 shall not apply to (i) any sale (including the exercise of any redemption right) of securities of the Issuer (a) held by Subscriber, its controlled Affiliates or any person or entity acting on behalf of Subscriber or any of its controlled Affiliates prior to the execution of this Subscription Agreement or (b) purchased by Subscriber, its controlled Affiliates or any person or entity acting on behalf of Subscriber or any of its controlled Affiliates in open market transactions after the execution of this Subscription Agreement or (ii) ordinary course, non-speculative hedging transactions. Nothing in this Section 2.1.26 prohibits any other investment portfolios of Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in this transaction (including Subscriber’s controlled Affiliates and/or Affiliates) from entering into any short sales or engaging in other hedging transactions; provided that, neither Subscriber nor any of its Affiliates with such knowledge have directed or otherwise caused such investment portfolios or other Affiliates to become involved with, enter into, or engage in, short sales or other hedging transactions involving the Issuer.

2.1.27 Subscriber acknowledges and is aware that (i) Deutsche Bank Securities Inc. will receive deferred underwriting commissions as disclosed in the Issuer’s prospectus, dated March 8, 2021, upon the closing of the Transactions, (ii) Deutsche Bank Securities Inc. may have additional roles in connection with the Transactions, including Deutsche Bank Securities Inc.’s roles as a capital markets advisor and financial advisor to the Issuer, and (iii) Goldman Sachs & Co. LLC is acting as financial advisor to the Company in connection with the Transactions. Subscriber agrees and acknowledges that none of the Placement Agents shall have any liability to Subscriber, or any person or entity claiming through Subscriber, with respect to or resulting from, any Placement Agent acting in such additional roles as described in this Section 2.1.27.

2.1.28 Subscriber has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Issuer could become liable.

2.2 Issuer’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Shares, the Issuer hereby represents, warrants and covenants to Subscriber and the Placement Agents and agrees with Subscriber and the Placement Agents as follows:

2.2.1 The Issuer has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands, with power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing, after giving effect to the Domestication, the Issuer will be duly organized and validly existing in good standing under the laws of Delaware, with power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.2.2 The Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation, bylaws or under Delaware law.

2.2.3 This Subscription Agreement has been duly authorized, validly executed and delivered by the Issuer and, assuming the due authorization, execution and delivery of the same by Subscriber, is enforceable against Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

2.2.4 The execution, delivery and performance by the Issuer of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the business, financial condition stockholders’ equity or results of operations of Issuer and its subsidiaries, taken as a whole, or affect the validity of the Shares or prevent or materially impair the legal authority of the Issuer or its ability to enter into and perform its obligations under this Subscription Agreement (an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

2.2.5 As of the date hereof, the authorized share capital of the Issuer consists of: (i) 200,000,000 Class A ordinary shares, par value $0.001 per share (“Existing Class A Shares”); (ii) 20,000,000 Class B ordinary shares, par value $0.001 per share (“Existing Class B Shares”); and (iii) 1,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Shares”). As of the date hereof: (a) no Preferred Shares are issued and outstanding; (b) 28,960,000 Existing Class A Shares are issued and outstanding; and (c) 7,000,000 Existing Class B Shares are issued and outstanding. All issued and outstanding Existing Class A Shares and Existing Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights. Except for the foregoing and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein or in the SEC Documents, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Issuer any Existing Class A Shares, Existing Class B Shares or other equity interests in Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, Issuer has no subsidiaries, other than Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are, as of the date hereof, no stockholder agreements, voting trusts or other agreements or understandings to which Issuer is a party or by which it is bound relating to the voting of any securities of Issuer, other than (1) as set forth in the SEC Documents and (2) as contemplated by the Transaction Agreement. There are no securities or instruments issued by or to which Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares, except that have not been or will not be validly waived on or prior to the Closing Date.

2.2.6 No registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber. The Shares (i) were not offered by a form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.2.7 The Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by the Issuer with the Commission (the “SEC Documents”). Except as disclosed in the SEC Documents (including the Current Report on Form 8-K filed on November 30, 2021), none of the SEC Documents filed under the Securities Act or the Exchange Act, contained, when filed or, if amended , as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that the Issuer makes no such representation or warranty with respect to any information relating to the Company or any of its Affiliates included in any SEC Document or filed as an exhibit thereto. The Issuer has timely filed each form, report, statement, schedule, prospectus, proxy, registration statement, and other document that the Issuer was required to file with the Commission since its inception . There are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

2.2.8 Other than the Other Subscription Agreements, the Merger Agreement and any other agreement contemplated by the Merger Agreement and except with respect to SoftBank Group Corp. or its Affiliates, Issuer has not entered into any side letter or similar agreement with any Other Subscriber or other investor in connection with such Other Subscriber’s or other investor’s direct or indirect investment in Issuer. The Other Subscription Agreements reflect the same Per Share Price as set forth in this Subscription Agreement and do not contain terms or conditions that are more advantageous to such Other Subscriber than the Subscriber hereunder (other than (i) any such agreement with SoftBank Group Corp. or its Affiliates, (ii) terms particular to the legal or regulatory requirements of such Other Subscriber or its Affiliates, related persons or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares or (iii) such terms which are administrative in nature).

2.2.9 The issued and outstanding Existing Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Existing Class A Shares are, and the Shares will be, listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of Issuer, threatened against Issuer by Nasdaq or the Commission, respectively, to deregister the Existing Class A Shares or to prohibit or terminate the listing of the Existing Class A Shares, other than as contemplated by the Domestication. Issuer has taken no action that is designed to terminate the listing of the Existing Class A Shares on Nasdaq or the registration of the Existing Class A Shares under the Exchange Act, other than as contemplated by the Domestication. At or prior to Closing, the Shares shall have been approved for listing on Nasdaq, subject to official notice of issuance.

2.2.10 Except for such matters as have not had or would not be reasonably expected to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) investigation, action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Issuer, threatened against Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Issuer.

2.2.11 Other than Placement Agents (as defined herein), Issuer has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable.

2.2.12 Issuer is not, and immediately after receipt of payment for the Shares, will not be (i), an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or a company “controlled” by an “investment company” within the meaning of the Investment Company Act, and as such subject to registration as an “investment company” under the Investment Company Act or (ii) a “business development company” (as defined in Section 2(a)(48) of the Investment Company Act.

2.2.13 Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by Issuer of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the Commission, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 7 of this Subscription Agreement; (iv) those required by Nasdaq, including with respect to obtaining approval of Issuer’s stockholders; and (vi) any filing, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

2.2.14 Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Issuer Material Adverse Effect. Issuer has not received any written communication from a governmental entity that alleges that Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have an Issuer Material Adverse Effect.

2.2.15 The Issuer acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by the Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares hereunder, and the Subscriber effecting a pledge of Shares shall not be required to provide the Issuer with any notice thereof or otherwise make any delivery to the Issuer pursuant to this Subscription Agreement; provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge.

3. Settlement Date and Delivery.

3.1 Closing. The closing of the Subscription contemplated hereby (the “Closing”) shall occur on the closing of the Merger (the “Closing Date”), and following the Domestication and immediately prior to the consummation of the Merger. Upon written notice from (or on behalf of) the Issuer to Subscriber (the “Closing Notice”) at least five (5) Business Days prior to the date that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied, Subscriber shall deliver to the Issuer within two (2) Business Days after receiving the Closing Notice, the Purchase Price, by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held by the Issuer in escrow until the Closing. At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 3, the Issuer shall deliver to Subscriber the Shares in book entry form, in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. Subscriber understands that, pursuant to the Domestication, the Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation.

3.2 Conditions to Closing of the Issuer. The Issuer’s obligations to sell and issue the Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of the following conditions:

3.2.1 Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 2.1 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects), with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

3.2.2 Compliance with Covenants. Subscriber shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Subscriber at or prior to the Closing.

3.2.3 Closing of the Transactions. The conditions set forth in Article VIII of the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or, to the extent permitted by applicable law, waived by the party entitled to the benefit thereof under the Merger Agreement (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Merger Agreement, provided that such conditions are capable of being satisfied at the closing of the Transactions), and the closing of the Transactions shall have been scheduled to occur substantially concurrently with the Closing.

3.2.4 Legality. No Governmental Entity or regulatory body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) or rule that is in effect and makes illegal or otherwise prohibits the consummation of the Subscription.

3.3 Conditions to Closing of Subscriber. Subscriber’s obligation to purchase the Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

3.3.1 Representations and Warranties Correct. The representations and warranties made by the Issuer in Section 2.2 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date), with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

3.3.2 Compliance with Covenants. The Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Closing.

3.3.3 Closing of the Transactions. The conditions set forth in Article VIII of the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or, to the extent permitted by applicable Law, waived by the party entitled to the benefit thereof under the Merger Agreement (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Merger Agreement, provided that such conditions are capable of being satisfied at the closing of the Transactions), and the closing of the Transactions shall have been scheduled to occur substantially concurrently with the Closing.

3.3.4 Legality. No Governmental Entity or regulatory body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and makes illegal or otherwise prohibits the consummation of the Subscription and no regulatory or Governmental Entity shall have instituted or threatened in writing a proceeding, action, suit, inquiry, arbitration, investigation or litigation seeking to impose any such injunction or prohibition, and no regulatory or governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such prohibition.

3.3.5 Changes to Agreements. (i) No amendment or modification of, or waiver under, the Merger Agreement shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent (it being understood that a waiver of the condition set forth in Section 8.3(f) of the Merger Agreement shall be deemed to materially and adversely affect the benefits Subscriber expects to receive, provided however such waiver will not require consent if the condition set forth in Section 8.3(f) of the Merger Agreement would be satisfied assuming the Subscriber funds its obligations pursuant to this Subscription Agreement); and (ii) no amendment, modification or waiver of one or more of the Other Subscription Agreements (including via side letter or other agreement) that materially economically benefits one or more Other Subscribers shall have occurred unless the Subscriber has been offered substantially the same benefits.

3.3.6 Nasdaq. No suspension by the Nasdaq of the qualification of the Shares for offering or sale or trading in the United States, or initiation or threatening of any proceedings by the Nasdaq for any of such purposes, shall have occurred and the Shares shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

4. Registration Statement.

4.1 The Issuer agrees that, within fifteen (15) Business Days after the consummation of the Transactions (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense)

a registration statement registering the resale of the Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing and (ii) the 10th Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same amount of days that the Commission remains closed for operations; provided, further, that the Issuer’s obligations to include the Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Shares as required by Commission rules for a Registration Statement or as shall be reasonably requested by the Issuer to effect the registration of the Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder, provided that the Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Shares to the Issuer (or its successor) upon request to assist the Issuer in making the determination described above. The Issuer may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after the Issuer becomes eligible to use such Form S-3. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted to be registered by the Commission. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, the Issuer shall amend such Registration Statement or file a new Registration Statement to register such additional Shares and cause such amendment or Registration Statement to become effective as promptly as practicable. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4. For purposes of this Section 4, “Shares” shall mean, as of any date of determination, the Shares and any other equity security issued or issuable with respect to the Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and shall include any person to whom the rights under this Section 4 shall have been duly assigned under Section 6.5.

4.2 In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

4.2.1 except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Shares; (ii) the date all Shares held by Subscriber may be sold without restriction under Rule 144, including any volume and manner of sale restrictions which may be applicable to Affiliates under Rule 144, and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable); and (iii) two years from the Effectiveness Date of the Registration Statement;

4.2.2 advise Subscriber within five (5) Business Days:

(a) when a Registration Statement or any post-effective amendment thereto has been filed or has become effective;

(b) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(c) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

provided, however, notwithstanding anything to the contrary set forth in this Subscription Agreement, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above constitutes material, nonpublic information regarding the Issuer;

4.2.3 use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

4.2.4 upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

4.2.5 use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Common Stock is then listed;

4.2.6 if the Shares are either eligible to be sold (A) pursuant to an effective Registration Statement or (B) without restriction under, and without the Issuer being in compliance with the current public information requirements of, Rule 144, then at the Subscriber’s request, the Issuer shall use its commercially reasonable efforts to cause its transfer agent to remove any remaining restrictive legend set forth on such Shares within five (5) Business Days of a request by Subscriber. In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly use its commercially reasonable efforts to cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such shares without any such legend; provided, that Subscriber shall promptly provide such representation letters as may be reasonably requested by the Issuer’s counsel or the Transfer Agent in support of such opinion;

4.2.7 for so long as Subscriber holds the Shares, Issuer will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Subscriber to resell the Shares pursuant to Rule 144; and

4.2.8 use its commercially reasonable efforts to take all other steps necessary to effect the registration and sale of the Shares contemplated hereby.

4.3 Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer’s board of directors reasonably believes would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two occasions or for more than forty five (45) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (a) to the extent Subscriber is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (b) to copies stored electronically on archival servers as a result of automatic data back-up.

4.4 Subscriber may deliver written notice (including via email in accordance with this Subscription Agreement) (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 4; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least three (3) Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4.4) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) Business Day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.

4.5 The Issuer shall, notwithstanding the termination of this Subscription Agreement, indemnify and hold harmless Subscriber (to the extent a seller under the Registration Statement), its control persons, directors, officers or other employees, partners, advisers and agents or other representatives, to the fullest extent permitted by applicable Law, from and against any and all losses, claims, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements or alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein or Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, the Exchange Act or any state securities law or any rule or regulation thereunder in connection with any sale pursuant to the Registration Statement.

4.6 Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Issuer, its control persons, directors, officers or other employees, partners, and agents or other representatives, to the fullest extent permitted by applicable Law, from and against all Losses as incurred that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein. In no event shall the liability of Subscriber hereunder be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

4.7 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or any entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of the indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.8 If the indemnification provided under this Section 4 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 4 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.8 from any person or entity who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 4.8 shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

5. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time as the Merger Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, and (iii) July 10, 2022 if the Closing shall not have occurred on or before such date; provided, that such date shall be extended to September 8, 2022 if the Initial Outside Date (as defined in the Merger Agreement as of the date hereof) is extended pursuant to Section 9.2(a) of the Merger Agreement (as set forth in the Merger Agreement as of the date hereof); provided, further, that nothing herein will relieve any party from liability for any Willful Breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall as promptly as practicable notify Subscriber of the termination of the Merger Agreement after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 5, any monies paid by the Subscriber to the Issuer in connection herewith shall be promptly (and in any event within two (2) Business Days after such termination) returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transactions shall have been consummated.

6. Miscellaneous.

6.1 Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

6.1.1 Subscriber acknowledges that the Issuer and, solely with respect to Section 2, Section 6 and Section 9 hereof, the Placement Agents, will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified as to materiality or Subscriber Material Adverse Effect, in which case Subscriber shall notify the Issuer and the Placement Agents if they are no longer accurate in any respect). Subscriber further acknowledges and agrees that each of the Placement Agents is a third-party beneficiary of Section 2, Section 6 and Section 9 hereof. Subscriber acknowledges and agrees that the purchase by Subscriber of Shares from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase.

6.1.2 Each of the Issuer, the Company, Subscriber and the Placement Agents are each entitled to rely upon this Subscription Agreement and are irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby, with written notice provided to the other parties; provided, however, that the foregoing clause of this Section 6.1.2 shall not give the Issuer, the Company or the Placement Agents any rights other than those expressly set forth herein.

6.1.3 The Issuer may request from Subscriber such additional information as the Issuer may deem necessary to evaluate the eligibility of Subscriber to acquire the Shares, and Subscriber shall provide such information as may be reasonably requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided that the Issuer agrees to keep such information provided by Subscriber confidential (except to the extent required to be disclosed by applicable law, including in connection with any filings required to be made with the Commission or Nasdaq, in which case, to the extent permitted by applicable law and commercially practicable, the Issuer shall provide prior written notice to Subscriber of such disclosure).

6.1.4 Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

6.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other automated message, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person or entity may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto; and

(ii) if to the Issuer, to:

Softbank Investment Advisors

Legal

1 Circle Star Way

San Carlos, CA 94070

Attn:       General Counsel

Email:     legal@softbank.com

with a required copy (which copy shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10023

Attn:         Jeffrey D. Marell;

                 David S. Huntington

Email:       jmarell@paulweiss.com;

        dhuntington@paulweiss.com

6.3 Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

6.4 Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought; provided, that Section 2, Section 6.1.1, Section 6.1.2, this Section 6.4, Section 6.6.1, Section 6.6.2 and Section 9 of this Subscription Agreement may not be amended, modified, supplemented or waived in a manner that is material and adverse to the Placement Agents without the prior written consent of the Placement Agents.

6.5 Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Shares acquired hereunder, if any, and then only in accordance with this Subscription Agreement); provided, that, (i) for the avoidance of doubt, the completion of the Domestication shall not be deemed a transfer or assignment by the Issuer and (ii) upon written notice to the Issuer, Subscriber’s rights and obligations hereunder may be assigned to any Affiliate of Subscriber or, if Subscriber is an investment fund or account, any other investment fund or account managed by the same investment manager as Subscriber, without the prior written consent of the Issuer, provided that such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by a Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment. Any purported transfer or assignment in breach of this Section 6.5 shall be null and void ab initio. In the event of an assignment by Subscriber to an assignee pursuant to this Section 6.5, such Subscriber remains secondarily liable under this Subscription Agreement for the obligations of the assignee pursuant to this Subscription Agreement.

6.6 Benefit.

6.6.1 Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as set forth in Section 2, Section 4.4 through Section 4.7, Section 6.1.1, Section 6.1.2, Section 6.6.1, Section 6.6.2, Section 6.4 and Section 9, this Subscription Agreement shall not confer rights or remedies upon any person or entity other than the parties hereto and their respective successors and assigns, and the parties hereto acknowledge that such persons or entities so referenced are third-party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

6.6.2 For the avoidance of doubt, the Placement Agents are express third-party beneficiaries of this Subscription Agreement, including Subscriber’s and Issuer’s representations and warranties in Section 2 and the provisions of this Section 6 and Section 9.

6.7 Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

6.8 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person or entity is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s or such entity’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.2 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.8, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

6.9 Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.10 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

6.11 Remedies.

6.11.1 The parties hereto agree that the parties hereto would suffer irreparable damage if this Subscription Agreement is not performed or the Closing is not consummated in accordance with its specific terms or the Subscription Agreement is otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that each of the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.8, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the Issuer to cause Subscriber and the right of the Subscriber to cause the Issuer to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.11 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

6.11.2 The parties hereto acknowledge and agree that this Section 6.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

6.11.3 In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby.

6.12 Survival of Representations and Warranties. All representations and warranties made by Subscriber shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Merger, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Merger and remain in full force and effect.

6.13 Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.14 Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

6.15 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof. Whenever the word “transfer” is used, it shall be deemed to be followed by the words “including, if applicable, pursuant to the division of a limited liability company, limited partnership or other entity.”

6.16 Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

7. Cleansing Statement; Disclosure.

7.1 The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K disclosing, to the extent not previously publicly disclosed, (i) any material non-public information provided by the Issuer or the Placement Agents, or their respective Affiliates, to the Subscriber and (ii) all material terms of the issuance and sale of the Shares and other transactions contemplated hereby and the Other Subscription Agreements executed and delivered at such time and the Transactions, and the Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Issuer, the Placement Agents, or any of their respective Affiliates in connection with the transactions contemplated hereby.

7.2 Subscriber agrees to the publication and disclosure in (x) the Form 8-K filed by the Issuer with the Commission in connection with the execution and delivery of the Business Combination Agreement, the Proxy Statement or any other filing with the Commission pursuant to applicable securities laws, in each case, only to the extent required by the federal securities laws or the Commission or upon its prior written consent, and (y) any other documents or communications provided by the Issuer to any Governmental Authority or to securityholders of the Issuer, in each case, only to the extent required by applicable law or the Commission or any other Governmental Authority, of Subscriber’s name and identity and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed required or appropriate by the Issuer or the Subscriber, a copy of this Subscription Agreement; provided that, to the extent permitted by applicable law and feasible under the circumstances, the Issuer shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure under the foregoing clauses (x) and (y), and shall reasonably consult with Subscriber regarding such disclosure. Other than as set forth in the immediately preceding sentence, without Subscriber’s prior written consent, the Issuer will not publicly disclose the name of Subscriber or any of its Affiliates or investment advisers, other than to the Issuer’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber will promptly provide any information reasonably requested by the Issuer that is necessary for any regulatory application or filing to be made or approval required in connection with the Transactions (including filings with the Commission), to the extent readily available and, if such information is not already public, the Issuer agrees to keep such information confidential and disclose only such information as is required with respect to such filing.

8. Trust Account Waiver. Notwithstanding anything to the contrary set forth herein, Subscriber acknowledges that it has read the SVF Trust Agreement and understands that the Issuer has established the trust account described therein (the “Trust Account”) for the benefit of the Issuer’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Subscriber further acknowledges and agrees that the Issuer’s sole assets consist of the cash proceeds of the Issuer’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. Accordingly, for and in consideration of the Issuer entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and notwithstanding anything to the contrary in this Subscription Agreement, the Merger Agreement or the Transaction Documents, Subscriber (on behalf of itself and its Affiliates) hereby irrevocably waives any past, present or future claim of any kind against, and any right to access, the Trust Account (including any distributions therefrom), any trustee of the Trust Account or the Issuer to collect from the Trust Account (including any distributions therefrom) any monies that may be owed to it by the Issuer or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account (including any distributions therefrom) at any time, in connection with this Subscription Agreement (the “Released Claims”), including for any knowing and intentional material breach by any of the parties to this Subscription Agreement of any of its representations or warranties as set forth in this Subscription Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Subscription Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Subscription Agreement; provided, however, that nothing in this Section 8 shall be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer acquired by any means other than pursuant to this Subscription Agreement, including, but not limited to, any redemption right with respect to any such securities of the Issuer. Nothing in this Section 8 shall be deemed to limit Subscriber’s right, title, interest in or claim (i) to assets held outside the Trust Account, for specific performance or other equitable relief, or (ii) to assets for funds that are released from the Trust Account and any assets that have been purchased or acquired with any such funds, or (iii) to funds held in the Trust Account by virtue of Subscriber’s record or beneficial ownership of shares of Common Stock of the Issuer acquired by any means other than pursuant to this Subscription Agreement. Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Issuer and its Affiliates to induce the Issuer to enter in this Subscription Agreement, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its Affiliates under applicable Law. To the extent Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of the Released Claims, which proceeding seeks, in whole or in part, monetary relief against the Issuer or its Representatives, Subscriber hereby acknowledges and agrees that Subscriber’s sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber (or any person claiming on its behalf or in lieu of any of it) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything to the contrary in this Subscription Agreement, the Merger Agreement, or any Transaction Document, this Section 8 shall survive indefinitely, including the termination of this Subscription Agreement for any reason.

9. Non-Reliance and Exculpation. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person or entity (including the Issuer, the Company, any of their respective Affiliates or, any control persons, directors, officers or other employees, partners, agents or other representatives of any of the foregoing, or the Placement Agents), other than the statements, representations and warranties of the Issuer expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber acknowledges and agrees that none of (i) any Other Subscriber (including its Affiliates or any control persons, directors, officers or other employees, partners, agents or other representatives), (ii) the Placement Agents, or (iii) any party to the Merger Agreement other than Issuer or any Non-Party Affiliate, shall have any liability or obligation to Subscriber, or any person or entity claiming through Subscriber, pursuant to, arising out of or relating to this Subscription Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares hereunder or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer, the Company, the Placement Agents or any Non-Party Affiliate concerning the Issuer, the Company, the Placement Agents, any of their controlled Affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future director, officer or other employee, partner, member, manager, direct or indirect equityholder or Affiliate of the Issuer, the Company, the Placement Agents or any of the Issuer’s, or the Company’s or the Placement Agents’ controlled Affiliates or any family member of the foregoing.

10. Several Obligations. The obligations of the Subscriber and each Other Subscriber are several and not joint, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under the Other Subscription Agreements. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber pursuant hereto or thereto, shall be deemed to constitute the Subscriber and any Other Subscriber as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and Other Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby.

11. Tax Matters. Subscriber agrees to complete and return with this Subscription Agreement, and to update as necessary, an executed Internal Revenue Service (“IRS”) Form W-9 or W-8, as applicable. Subscriber further agrees that, in the event that (i) the information contained on such IRS Form W-9 or W-8 is no longer true and correct or (ii) upon reasonable request of the Issuer, Subscriber will provide a new IRS Form W-9 or W-8 to the Issuer.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ISSUER:

SVF INVESTMENT CORP. 3

By:
Name:
Title:

Accepted and agreed this 12th day of December, 2021. SUBSCRIBER:

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

Date: December 12, 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above):

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Aggregate Number of Shares subscribed for:

Aggregate Purchase Price: $

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

ANNEX N

SYMBOTIC HOLDINGS LLC

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of [            ], 2022

THE UNITS REPRESENTED BY THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. ANY TRANSFER OF SUCH UNITS IS SUBJECT TO COMPLIANCE WITH, OR THE AVAILABILITY OF EXEMPTIONS FROM COMPLIANCE WITH, THE REGISTRATION AND QUALIFICATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE UNITS REPRESENTED BY THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SET FORTH IN THIS AGREEMENT AND THE AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT, DATED AS OF THE DATE HEREOF, BETWEEN SYMBOTIC INC. AND CERTAIN HOLDERS SIGNATORY THERETO.

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Schedules

Schedule 1	–	Schedule of Members

Exhibits
Exhibit A	–	Form of Joinder Agreement
Exhibit B	–	List of Initial Officers
Exhibit C-1	–	Form of Agreement and Consent of Spouse
Exhibit C-2	–	Form of Spouse’s Confirmation of Separate Property

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SYMBOTIC HOLDINGS LLC

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

This SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Symbotic Holdings LLC, a Delaware limited liability company (the “Company”), dated as of [●], 202[●] (the “Effective Date”), is entered into by and among the Company, Symbotic Inc., a Delaware corporation (formerly known as SVF Investment Corp. 3, a Cayman Islands exempted company) (together with its successors and permitted assigns, “Pubco”), as the Manager, and each of the other Members.

RECITALS

WHEREAS, the Company was formed pursuant to a Certificate of Formation, filed with the Secretary of State of the State of Delaware on October 27, 2021 (the “Original Certificate” and, such date, the “Formation Date”);

WHEREAS, on November 8, 2021, the initial member of the Company executed the Limited Liability Company Agreement of the Company (the “Original Agreement”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Company Merger Agreement”), between Warehouse Technologies LLC, a New Hampshire limited liability company (“Warehouse Technologies”), and the Company, Warehouse Technologies merged with and into the Company, with the Company surviving such merger (the “Company Reorganization”);

WHEREAS, in connection with the consummation of the Company Reorganization, the Company amended and restated the Original Agreement in its entirety, and entered into that certain Amended and Restated Limited Liability Company Agreement, dated as of [●], 202[●] (the “Amended and Restated Agreement”);

WHEREAS, as a result of the Company Reorganization, the holders of equity interests in Warehouse Technologies became holders of equity interests in and members of the Company;

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Business Combination Agreement”), by and among Pubco, Warehouse Technologies, the Company and Saturn Acquisition (DE) Corp., a Delaware corporation (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving such merger (the “Business Combination”); and

WHEREAS, in connection with the consummation of the Business Combination, the Company and the Members desire to continue the Company without dissolution and amend and restate the Amended and Restated Agreement in its entirety as of the Effective Date to reflect, among other things, (a) the addition of Pubco as a Member and its designation as the Manager and (b) the other rights and obligations of the Members, the Company, the Manager and Pubco.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Amended and Restated Agreement is hereby amended and restated in its entirety and the Company, Pubco and the other Members, each intending to be legally bound, each hereby agree as follows:

ARTICLE I.

DEFINITIONS; INTERPRETATION

Section 1.01 Definitions. The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary or the context otherwise requires:

“Additional Member” has the meaning set forth in Section 12.02.

“Adjusted Capital Account Deficit” means, with respect to the Capital Account of any Member as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Member’s Capital Account balance shall be:

(a) reduced for any items described in Treasury Regulation Section 1.704- 1(b)(2)(ii)(d)(4), (5), and (6); and

(b) increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

“Admission Date” has the meaning set forth in Section 10.06.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made.

“Agreement” has the meaning set forth in the Preamble.

“Amended and Restated Agreement” has the meaning set forth in the Recitals.

“Assignee” means a Person to whom a Unit has been transferred but who has not become a Member pursuant to Article XII.

“Assumed Tax Liability” means, with respect to any Member for a Taxable Year, an amount equal to the excess of (a) the product of (i) the Assumed Tax Rate multiplied by (ii) the estimated or actual cumulative amount of net taxable income and gain of the Company, as determined for federal income tax purposes, allocated to such Member for the Taxable Year over (b) the sum of the cumulative Tax Distributions previously made to such Member with respect to such Taxable Year; provided that, in the case of Pubco, such Assumed Tax Liability (A) shall be computed without regard to any increases to the tax basis of the Company’s property pursuant to Sections 734(b) or 743(b) of the Code and (B) to the extent permitted under the Credit Agreements, shall in no event be less than an amount that will enable Pubco to meet both its tax obligations and its obligations pursuant to the Tax Receivable Agreement for the relevant Taxable Year; provided further that, in the case of each Member, and for the avoidance of doubt, such Assumed Tax Liability shall take into account any Code Section 704(c) allocations (including “reverse” Code Section 704(c) allocations) to the Member. For the avoidance of doubt, in the event that the Assumed Tax Rate changes, the product described above shall be computed using the Assumed Tax Rate applicable to each full or partial Taxable Year, as applicable, multiplied by the net taxable income for such full or partial Taxable Year (taking into account the character of such net taxable income and taking into account losses in the full or partial Taxable Year in which such losses are deemed to be utilized pursuant to clause (a)(ii) of this definition) and all references to a Member shall include all predecessors of such Member.

“Assumed Tax Rate” means the highest effective marginal combined federal, state and local income tax rate for a Taxable Year applicable to a corporation or individual resident in Los Angeles, California or New York, New York (whichever is higher), taking into account (i) the character of the relevant tax items (including ordinary or capital), (ii) the deductibility of state and local income taxes for federal income tax purposes (but only to the extent such taxes are deductible under the Code) and (iii) any surtax or excise tax on income (including, for the avoidance of doubt, the Medicare surtax on certain net investment income), as reasonably determined by the Manager. For the avoidance of doubt, the Assumed Tax Rate shall be the same for all Members.

“Award Agreement” means an agreement governing the issuance or other terms of Common Units.

“Base Rate” means, on any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks or, if such rate is no longer published by The Wall Street Journal, such rate published by an authoritative source as determined by the Manager.

“Beneficial Owner” has the meaning set forth in Rules 13d-3 and 13d-5 under the Exchange Act.

“Black-Out Period” means any “black-out” or similar period under Pubco’s policies or ad hoc determinations covering trading in Pubco’s securities to which the applicable Redeeming Member is subject (or will be subject at such time as it owns Class A Common Stock), which period restricts the ability of such Redeeming Member to immediately resell shares of Class A Common Stock to be delivered to such Redeeming Member in connection with a Share Settlement (for the avoidance of doubt, such policies or ad hoc determinations shall not impose restrictions on trading by passive institutional investors).

“Book Value” means, with respect to any property of the Company, the Company’s adjusted basis for U.S. federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv)(d)-(g).

“Business Combination” has the meaning set forth in the Recitals.

“Business Combination Agreement” has the meaning set forth in the Recitals.

“Business Day” means any day other than a Saturday, Sunday or day on which banks located in New York City, New York are authorized or required by Law to close.

“Capital Account” means the capital account maintained for a Member in accordance with Section 5.01.

“Capital Contribution” means, with respect to any Member, the amount of any cash, cash equivalents, promissory obligations or the Fair Market Value of other property that such Member (or such Member’s predecessor) contributes or has contributed (or is deemed to contribute or is deemed to have contributed) to the Company pursuant to Article III.

“Cash Settlement” means immediately available funds in U.S. dollars in an amount equal to the Redeemed Units Equivalent.

“Certificate” means the Original Certificate, as amended, restated or amended and restated from time to time pursuant to the terms hereof and the Delaware Act.

“Change of Control” means the occurrence of any of the following events:

(a) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act, but excluding any (i) employee benefit plan of such person or member of such group and their respective subsidiaries, and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan or (ii) “person” or “group” who, on the date of the consummation of the Business Combination, is the Beneficial Owner of securities of Pubco representing more than 50% of the combined voting power of Pubco’s then outstanding voting securities, or their Permitted Transferees) becomes the Beneficial Owner, directly or indirectly, of shares of Class A Common Stock, Class V-1 Common Stock, Class V-3 Common Stock, preferred stock and/or any other class or classes of capital stock of Pubco (if any) representing in the aggregate more than 50% of the voting power of all of the outstanding shares of capital stock of Pubco entitled to vote;

(b) the stockholders of Pubco approve a plan of complete liquidation or dissolution of Pubco or there is consummated a transaction or series of related transactions for the sale, lease, exchange or other disposition, directly or indirectly, by Pubco of all or substantially all of Pubco’s assets (including a sale of all or substantially all of the assets of the Company);

(c) there is consummated a merger, consolidation of Pubco or similar transaction with any other Person, and immediately after the consummation of such merger, consolidation or similar transaction, the voting securities of Pubco immediately prior to such merger, consolidation or similar transaction do not continue to represent, or are not converted into, more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger, consolidation or similar transaction or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

(d) Pubco ceases to be the Manager of the Company;

provided, however, that, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of related transactions immediately following which the Beneficial Owners of the Class A Common Stock, Class V-1 Common Stock, Class V-3 Common Stock, preferred stock and/or any other class or classes of capital stock of Pubco immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of Pubco immediately following such transaction or series of transactions.

“Change of Control Date” has the meaning set forth in Section 10.09(a).

“Change of Control Transaction” means any Change of Control that was approved by the Corporate Board prior to such Change of Control.

“Chosen Courts” has the meaning set forth in Section 15.05.

“Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of Pubco.

“Class V-1 Common Stock” means the shares of Class V-1 Common Stock, par value $0.0001 per share, of Pubco.

“Class V-3 Common Stock” means the shares of Class V-3 common stock, par value $0.0001 per share, of Pubco.

“Code” means the United States Internal Revenue Code of 1986.

“Common Unit” means a Unit designated as a “Common Unit” and having the rights and obligations specified with respect to the Common Units in this Agreement.

“Common Unit Redemption Price” means the average of the Market Price for the five trading days immediately prior to the date on which the applicable Redemption Notice was delivered by a Redeeming Member to the Company pursuant to Section 11.01.

“Common Unitholder” means a Member who is recorded in the Company’s books and records as a holder of Common Units.

“Company” has the meaning set forth in the Preamble.

“Company Merger Agreement” has the meaning set forth in the Recitals.

“Company Reorganization” has the meaning set forth in the Recitals.

“Company Warrants” means all warrants to purchase Warehouse Technologies units.

“Confidential Information” means all information concerning the Company or its Subsidiaries including ideas, financial product structuring, business strategies, innovations and materials, all aspects of the Company’s business plan, proposed operation and products, corporate structure, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees and their identities, equity ownership, the methods and means by which the Company plans to conduct its business, all trade secrets, trademarks, tradenames and all intellectual property associated with the Company’s business.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ability to exercise voting power, by contract or otherwise; provided, however, that a natural person cannot be “controlled by” another Person.

“Corporate Board” means the board of directors of Pubco.

“Corresponding Rights” means any rights issued with respect to a share of Class A Common Stock, Class V-1 Common Stock or Class V-3 Common Stock pursuant to a “poison pill” or similar stockholder rights plan approved by the Corporate Board.

“Credit Agreements” means any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which the Company or any of its Subsidiaries is or becomes a borrower, including, for the avoidance of doubt, any one or more refinancing or replacements thereof, in whole or in part, with any other debt facility or debt obligation, for as long as the payee or creditor to whom the Company or any of its Subsidiaries owes such obligation is not an Affiliate of the Company.

“Delaware Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq.

“Direct Exchange” has the meaning set forth in Section 11.03(a).

“Director” means a member of the Corporate Board.

“Distributable Cash” shall mean, with respect to any period, all Company cash at the end of that period available for distribution to the Members, after (a) payment of all expenses and liabilities of the Company and (b) any amounts set aside for the restoration, increase or creation of reasonable reserves, including reserves for capital expenditure commitments.

“Effective Date” has the meaning set forth in the Preamble.

“Election Notice” has the meaning set forth in Section 11.01(b).

“Equity Plan” means any stock or equity purchase plan, restricted stock or equity plan or other similar equity compensation plan now or hereafter adopted by the Company or Pubco, including the 2021 Omnibus Incentive Compensation Plan of Pubco, adopted as of [●], 202[●].

“Equity Securities” means (a) Units or other equity interests in the Company or any Subsidiary of the Company (including other classes or groups thereof having such relative rights, powers and duties as may from time to time be established by the Manager pursuant to the provisions of this Agreement, including rights, powers and/or duties senior to existing classes and groups of Units and other equity interests in the Company or any Subsidiary of the Company), (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units or other equity interests in the Company or any Subsidiary of the Company, and (c) warrants, options or other rights to purchase or otherwise acquire Units or other equity interests in the Company or any Subsidiary of the Company.

“Event of Withdrawal” means the bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company; provided, however, that an “Event of Withdrawal” shall not include an event that (a) terminates the existence of a Member for income tax purposes (including (i) a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, (ii) a sale of assets by, or liquidation of, a Member pursuant to an election under Code Sections 336 or 338, or (iii) merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member) but that (b) does not terminate the existence of such Member under applicable state law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Units of such trust that is a Member).

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Exchange Election Notice” has the meaning set forth in Section 11.03(b).

“Fair Market Value” of a specific asset of the Company means the amount which the Company would receive in an all-cash sale of such asset in an arms-length transaction with a willing unaffiliated third party, with neither party to such transaction having any compulsion to buy or sell, consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of the Fair Market Value (and after giving effect to any transfer taxes payable in connection with such sale), as such amount is determined by the Manager (or, if pursuant to Section 14.02, the Liquidators) in its good faith judgment using all factors, information and data it deems to be pertinent.

“Family Member” means, with respect to a natural person, such person’s spouse or equivalent, parents, lineal descendants (including adoptive relationships and stepchildren), siblings and the spouses or equivalents of such natural persons.

“Fiscal Year” means the Company’s annual accounting period established pursuant to Section 8.02.

“Formation Date” has the meaning set forth in the Recitals.

“Governmental Entity” means any United States federal, state or local, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Indemnitee” has the meaning set forth in Section 7.04(a).

“Investment Company Act” means the U.S. Investment Company Act of 1940.

“Joinder” means a joinder to this Agreement, substantially in the form set forth in Exhibit A.

“Law” means all laws, statutes, ordinances, rules and regulations of any Governmental Entity.

“Liquidator” has the meaning set forth in Section 14.02.

“LLC Employee” means an employee of[, or other service provider (including, without limitation, any management member whether or not treated as an employee for the purposes of U.S. federal income tax) to,] the Company or any of its Subsidiaries, in each case acting in such capacity.

“Losses” means items of loss or deduction of the Company determined according to Section 5.01(b).

“Management Holder” shall mean any current or former employee of the Company, Pubco or any of their respective Subsidiaries for so long as each Beneficially Owns any Units.

“Manager” has the meaning set forth in Section 6.01(a).

“Market Price” means, with respect to a share of Class A Common Stock as of a specified date or range, the per share volume-weighted average price of shares of Class A Common Stock as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Stock Exchange or, if the Class A Common Stock is not listed or admitted to trading on a Stock Exchange, the per share volume-weighted average price, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if the Class A Common Stock is not quoted by any such system, the per share volume-weighted average price as furnished by a professional market maker making a market in shares of Class A Common Stock selected by the Corporate Board or, in the event that no trading price is available for the shares of Class A Common Stock, the fair market value of a share of Class A Common Stock, as determined by the Corporate Board (acting reasonably).

“Member” means, as of any date of determination, (a) each of the members named on the Schedule of Members, and (b) any Person admitted to the Company as a Substituted Member or Additional Member in accordance with Article XII, but in each case only so long as such Person is shown on the Company’s books and records as the owner of one or more Units, each in its capacity as a member of the Company.

“Merger Sub” has the meaning set forth in the Recitals.

“Minimum Gain” means “partnership minimum gain” determined pursuant to Treasury Regulation Section 1.704-2(d).

“Non-Foreign Person Certificate” has the meaning set forth in Section 11.06(b).

“Noncompensatory Option” has the meaning ascribed to such term by Treasury Regulation Section 1.721-2(f).

“Officer” has the meaning set forth in Section 6.01(b).

“Optionee” means a Person to whom a stock option is granted under any Equity Plan.

“Original Agreement” has the meaning set forth in the Recitals.

“Original Certificate” has the meaning set forth in the Recitals.

“Other Agreements” has the meaning set forth in Section 10.04.

“Partnership Representative” has the meaning set forth in Section 9.03.

“Percentage Interest” means, as among an individual class of Units and with respect to a Member at a particular time, such Member’s percentage interest in the Company determined by dividing the number of such Member’s Units of such class by the total number of Units of all Members of such class at such time. The Percentage Interest of each Member shall be calculated to the fourth decimal place.

“Permitted Transfer” has the meaning set forth in Section 10.02.

“Permitted Transferee” has the meaning set forth in Section 10.02.

“Person” means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

“Proceeding” has the meaning set forth in Section 7.04(a).

“Profits” means items of income and gain of the Company determined according to Section 5.01(b).

“PTET” means an entity-level tax imposed by any jurisdiction on an entity treated as a passthrough entity for U.S. federal income tax purposes in lieu of a tax on one or more of such entity’s partners, members or owners.

“PTET Election” means, with respect to a given jurisdiction, an election for the Company to be subject to a PTET as described in Notice 2020-75 and any regulations promulgated thereunder. For the avoidance of doubt, a PTET Election excludes any election made under Treasury Regulations Section 301.7701-3.

“Pubco” has the meaning set forth in the Preamble.

“Pubco Certificate” means Pubco’s Certificate of Incorporation, dated [•], 202[•].

“Pubco Offer” has the meaning set forth in Section 10.09(b).

“Redeemed Units” has the meaning set forth in Section 11.01(a).

“Redeemed Units Equivalent” means the product of (a) the applicable number of Redeemed Units, multiplied by (b) the Common Unit Redemption Price.

“Redeeming Member” has the meaning set forth in Section 11.01(a).

“Redemption” has the meaning set forth in Section 11.01(a).

“Redemption Date” has the meaning set forth in Section 11.01(a).

“Redemption Notice” has the meaning set forth in Section 11.01(a).

“Redemption Right” has the meaning set forth in Section 11.01(a).

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of the Effective Date, by and among Pubco, certain of the Members as of the Effective Date and certain other Persons who are parties thereto (together with any joinder thereto from time to time by any successor or permitted assign to any party to such agreement).

“Restricted Units” means the restricted units of the Company into which a portion of the Company Warrants automatically converted in accordance with their terms and which are convertible into Common Units on the terms and subject to the conditions set forth in the applicable Company Warrant.

“Regulatory Allocations” has the meaning set forth in Section 5.03(f).

“Retraction Notice” has the meaning set forth in Section 11.01(c).

“Schedule of Members” has the meaning set forth in Section 3.01(b).

“SEC” means the U.S. Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

“Securities Act” means the U.S. Securities Act of 1933.

“Share Settlement” means, with respect to any Common Unit that is a Redeemed Unit, one share of Class A Common Stock (together with any Corresponding Rights).

“Stock Exchange” means the Nasdaq Capital Market or other principal national securities exchange on which the Class A Common Stock is listed or admitted to trading.

“Subsidiary” means, with respect to any entity, any other entity of which, (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the voting interests thereof are at the time owned or controlled, directly or indirectly, by any entity or one or more intermediary entities of that entity or a combination thereof (for the avoidance of doubt, for purposes hereof, references to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company).

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 12.01.

“Tax Distribution Date” means, with respect to each calendar year, (i) April 15th, June 15th, September 15th, and December 15th, as applicable, of such calendar year, which dates shall be adjusted by the Manager as reasonably necessary to take into account changes in estimated tax payment due dates for U.S. federal income taxes under applicable Law, and (ii) in the event that the Tax Distributions made in respect of estimated taxes on the dates described in clause (i) were insufficient to pay each Member’s Assumed Tax Liability for the entirety of such calendar year, April 15th of the following year (for purposes of making a Tax Distribution to make up such shortfall).

“Tax Distributions” has the meaning set forth in Section 4.01(b)(i).

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of the date of the Effective Date, by and among Pubco, the Company, and the other Persons who are parties thereto.

“Taxable Year” means the Company’s accounting period for U.S. federal income tax purposes determined pursuant to Section 9.02.

“Trading Day” means a day on which the Stock Exchange is open for the transaction of business (unless such trading shall have been suspended for the entire day); provided that, if the Class A Common Stock is not listed or admitted to trading on a Stock Exchange, “Trading Day” means Business Day.

“Transfer” means any direct or indirect transfer (including, for the avoidance of doubt, pursuant to the division of a limited liability company, limited partnership or other entity), sale, assignment, pledge, lease, redemption, hypothecation, mortgage, gift, creation of security interest, lien or trust (voting or otherwise) or other encumbrance, or other disposition of any Units or other equity securities of the Company; provided, however, that notwithstanding anything to the contrary herein, no transfer (including, for the avoidance of doubt, pursuant to the division of a limited liability company, limited partnership or other entity), sale, assignment, pledge, lease, redemption, hypothecation, mortgage, gift, creation of security interest, lien or trust (voting or otherwise) or other encumbrance, or other disposition of any Class A Common Stock, Class V-1 Common Stock or Class V-3 Common Stock or other capital stock of Pubco shall be deemed to be a “Transfer”. The terms “Transferring” and “Transferred” when used as verbs shall have their correlative meanings.

“Treasury Regulations” means the final, temporary and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Unit” means the fractional interest of a Member in Profits, Losses and distributions of the Company, and otherwise having the rights and obligations specified with respect to “Units” (including Common Units) in this Agreement; provided, however, that any class or group of Units issued shall have the relative rights, powers and duties set forth in this Agreement applicable to such class or group of Units.

“Unvested Corporate Shares” means shares of Class A Common Stock issuable pursuant to awards granted under the 2021 Omnibus Incentive Compensation Plan that are not Vested Corporate Shares.

“Unvested Unit” means, on any date of determination, any Common Unit held by a Member that is not “vested” in accordance with such Member’s (or its direct or indirect Transferor’s) applicable Award Agreement.

“Value” means (a) for any stock option under any Equity Plan, the Market Price for the Trading Day immediately preceding the date of exercise of such stock option and (b) for any awards under any Equity Plan other than a stock option, the Market Price for the Trading Day immediately preceding the Vesting Date.

“Vested Corporate Shares” means the shares of Class A Common Stock issued pursuant to awards granted under any Equity Plan that are vested pursuant to the terms thereof or any award or similar agreement relating thereto.

“Vesting Date” has the meaning set forth in Section 3.09(c)(ii).

“Warehouse Technologies” has the meaning set forth in the Recitals.

Section 1.02 Interpretation.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The Preamble, and all Recital, Article, Section, Subsection, Schedule and Exhibit references used in this Agreement are to the preamble, recitals, articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified herein or the context otherwise requires.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine, feminine or neuter gender shall include any other gender; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (vi) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb); (vii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (viii) the words “security” and “securities,” when used in reference to the obligations of and/or interests in the issuer thereof, shall be interpreted broadly to mean any such obligation or interest and not be limited to a “security” or “securities” as determined pursuant to Article 8 of the Uniform Commercial Code, 6 Del. C. §§8-101 et seq.

(d) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(e) Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. When calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days shall refer to calendar days unless Business Days are specified.

(f) Unless otherwise specified herein or the context otherwise requires, all references to (i) any contract, other agreement, document or instrument (excluding this Agreement) mean such contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference, and (ii) this Agreement mean this Agreement (taking into account the provisions of Section 15.14) as amended or otherwise modified from time to time.

(g) All references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement as of the applicable date or during the applicable period of time, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision as of the applicable date or during the applicable period of time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith by a Governmental Entity.

(h) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(i) “Pro rata,” “pro rata portion,” “according to their interests,” “ratably,” “proportionately,” “proportional,” “in proportion to,” “based on the number of Units held,” “based upon the percentage of Units held,” “based upon the number of Units outstanding,” and other terms with similar meanings, when used in the context of a number of Units of the Company relative to other Units, means as amongst an individual class of Units, pro rata based upon the number of such Units within such class of Units.

ARTICLE II.

ORGANIZATIONAL MATTERS

Section 2.01 Formation of Company. The Company was formed on the Formation Date pursuant to the provisions of the Delaware Act. The filing of the Original Certificate with the Secretary of State of the State of Delaware is hereby ratified and confirmed in all respects.

Section 2.02 Second Amended and Restated Limited Liability Company Agreement. This Agreement is entered into for the purpose of amending and restating the Amended and Restated Agreement in its entirety and otherwise establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Delaware Act. The Members hereby agree that during the term of the Company set forth in Section 2.06 the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Delaware Act. No provision of this Agreement shall be in violation of any mandatory or non-waivable provision of the Delaware Act and to the extent any provision of this Agreement is in violation of any such provision of the Delaware Act, such provision of this Agreement shall be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement. Neither any Member nor the Manager nor any other Person shall have appraisal rights with respect to any Units.

Section 2.03 Name. The name of the Company is “Symbotic Holdings LLC”. The Manager in its sole discretion may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all of the Members. The Company’s business may be conducted under its name and/or any other name or names deemed reasonable and advisable by the Manager.

Section 2.04 Purpose; Powers. The primary business and purpose of the Company shall be to engage in such activities as are permitted under the Delaware Act and determined from time to time by the Manager in accordance with the terms and conditions of this Agreement. The Company shall have the power and authority to take (directly or indirectly through its Subsidiaries) any and all actions and engage in any and all activities necessary, advisable, ancillary or incidental to accomplish the foregoing purpose.

Section 2.05 Principal Office; Registered Office. The principal office of the Company shall be located at such place or places as the Manager may from time to time designate, each of which may be within or outside the State of Delaware. As of the Effective Date, the address of the registered office of the Company in the State of Delaware shall be c/o The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be The Corporation Trust Company. The Manager may from time to time change the Company’s registered agent and registered office in the State of Delaware.

Section 2.06 Term. The term of the Company commenced upon the filing of the Original Certificate in accordance with the Delaware Act and shall continue in perpetuity unless dissolved in accordance with the provisions of Article XIV.

Section 2.07 Tax Treatment. The Members intend that the Company shall be treated, for U.S. federal and, if applicable, state or local income tax purposes, as a continuation of Warehouse Technologies and as a partnership. Each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III.

MEMBERS; UNITS; CAPITALIZATION

Section 3.01 Members.

(a) In connection with the consummation of the Business Combination, Pubco acquired Units and was admitted as a Member.

(b) The Company shall maintain a schedule setting forth: (i) the name and address of each Member; (ii) the aggregate number of outstanding Units and the number and class of Units held by each Member; and (iii) the Capital Account of each Member on the Effective Date (such schedule, the “Schedule of Members”). The applicable Schedule of Members in effect as of the Effective Date is set forth as Schedule 1. The Company shall also maintain a record of (A) the aggregate amount of cash Capital Contributions that has been made by the Members with respect to their Units and (B) the Fair Market Value of any property other than cash contributed by the Members with respect to their Units (including, if applicable, a description and the amount of any liability assumed by the Company or to which contributed property is subject) in its books and records. The Schedule of Members may be updated by the Manager in the Company’s books and records from time to time, and as so updated, it shall be the definitive record of ownership of each Unit of the Company and all relevant information with respect to each Member. The Company shall be entitled to recognize the exclusive right of a Person registered on its records as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Delaware Act.

(c) No Member shall be required or, except as approved by the Manager pursuant to Section 6.01 and in accordance with applicable Law and the other provisions of this Agreement, permitted to (i) loan any money or property to the Company, (ii) borrow any money or property from the Company or (iii) make any additional Capital Contributions.

Section 3.02 Units.

(a) Interests in the Company shall be represented by Units, or such other securities of the Company, in each case as the Manager may establish in accordance with the terms and subject to the restrictions hereof. At the Effective Date, the Units will be comprised solely of Common Units.

(b) Subject to Section 3.03(a), the Manager may (i) issue additional Common Units at any time and (ii) create one or more classes or series of Units or preferred Units solely to the extent such new class or series of Units or preferred Units substantially economically equivalent to a class of common or other stock of Pubco or class or series of preferred stock of Pubco, respectively; provided, that as long as there are any Members (other than Pubco), no such new class or series of Units may be issued, in each case, except to the extent (and solely to the extent) the Company actually receives (or is deemed to receive pursuant to Section 3.09) cash in an aggregate amount, or other property with a Fair Market Value in an aggregate amount, equal to the aggregate distributions that would be made in respect of such new class or series of Units if the Company were liquidated immediately after the issuance of such new class or series of Units.

(c) Subject to Section 15.03(b) and Section 15.03(c), the Manager may amend or otherwise modify this Agreement, without the consent of any Member or any other Person, in connection with the creation and issuance of such classes or series of Units, pursuant to Sections 3.02(b), 3.03(a) or 3.09.

(d) Certain Common Units may be subject to vesting and other terms and conditions as set forth in the applicable Award Agreements. Unvested Units shall be subject to the terms of this Agreement and the applicable Award Agreements, and the Manager shall have sole discretion to interpret and administer the Award Agreements and adopt such amendments or other modifications thereto or otherwise determine the terms and conditions of such Unvested Units in accordance with this Agreement and the applicable Award Agreements. Unvested Units that fail to vest and are forfeited by the applicable Member shall be cancelled by the Company and shall not be entitled to any distributions pursuant to Section 5.03.

Section 3.03 Authorization and Issuance of Additional Units.

(a) Except as otherwise determined by the Manager in connection with a contribution of cash or other assets by Pubco to the Company, the Company and Pubco shall undertake all actions, including an issuance, reclassification, distribution, division or recapitalization, with respect to the Common Units and the Class A Common Stock, or Class V-1 Common Stock or Class V-3 Common Stock, as applicable, to maintain at all times (i) a one-to-one ratio between the number of Common Units owned by Pubco and the number of outstanding shares of Class A Common Stock, in the aggregate, and (ii) a one-to-one ratio between the number of Common Units owned by each Member (other than Pubco), directly or indirectly, and the number of outstanding shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, owned by such Member, directly or indirectly, in each case, disregarding, for purposes of maintaining the one-to-one ratio contemplated by clause (i) and clause (ii) of this Section 3.03(a), (A) Unvested Corporate Shares [and Restricted Units]1, (B) treasury stock, and (C) preferred stock or other debt or equity securities (including, without limitation, warrants, options or rights) issued by Pubco that are convertible into or exercisable or exchangeable for Class A Common Stock, Class V-1 Common Stock or Class V-3 Common Stock (except to the extent the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, has been contributed by Pubco to the equity capital of the Company). Except as otherwise determined by the Manager in connection with a contribution of cash or other assets by Pubco to the Company, in the event Pubco issues, transfers or delivers from treasury stock or repurchases or redeems Pubco’s preferred stock in a transaction not contemplated in this Agreement, the Manager and Pubco shall take all actions such that, after giving effect to all such issuances, transfers, deliveries, repurchases or redemptions, Pubco, directly or indirectly, holds (in the case of any issuance, transfer or delivery) or ceases to hold (in the case of any repurchase or

[1]	To be included if there are RSUs that survive the business combination.

redemption) equity interests in the Company which (in the good faith determination by the Manager) are in the aggregate substantially economically equivalent to the outstanding preferred stock of Pubco so issued, transferred, delivered, repurchased or redeemed. Except as otherwise determined by the Manager, the Company and Pubco shall not undertake any subdivision (by any Common Unit split, stock split, Common Unit distribution, stock distribution, reclassification, division, recapitalization or similar event) or combination (by reverse Common Unit split, reverse stock split, reclassification, division, recapitalization or similar event) of the Common Units, Class A Common Stock or Class V-1 Common Stock or Class V-3 Common Stock, as applicable, that is not accompanied by an identical subdivision or combination of Class A Common Stock, Class V-1 Common Stock or Class V-3 Common Stock or Common Units, respectively, to maintain at all times (x) a one-to-one ratio between the number of Common Units owned by Pubco and the number of outstanding shares of Class A Common Stock, in the aggregate, or (y) a one-to-one ratio between the number of Common Units owned by each Member (other than Pubco), directly or indirectly, and the number of outstanding shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, owned by such Member, directly or indirectly, in each case, unless such action is necessary to maintain at all times a one-to-one ratio as contemplated by the first sentence of this Section 3.03(a). For the avoidance of doubt, nothing in this Section 3.03(a) requires a one-to-one ratio between the number of Common Units owned by a Member and the number of votes to which such Member is entitled on matters submitted to a vote of Pubco stockholders.

(b) The Company shall only be permitted to issue additional Common Units, and/or establish other classes or series of Units or other Equity Securities in the Company to the Persons and on the terms and conditions provided for in Section 3.02, this Section 3.03 and Section 3.09. Subject to the foregoing, the Manager may cause the Company to issue additional Common Units authorized under this Agreement and/or establish other classes or series of Units or other Equity Securities in the Company at such times and upon such terms as the Manager shall determine and the Manager shall amend or otherwise modify this Agreement as necessary in connection with the issuance of additional Common Units and admission of additional Members under this Section 3.03 without the requirement of any consent or acknowledgement of any other Member.

Section 3.04 Repurchase or Redemption of Shares of Class A Common Stock. Except as otherwise determined by the Manager in connection with the use of cash or other assets held by Pubco, if at any time, any shares of Class A Common Stock are repurchased or redeemed (whether by exercise of a put or call, automatically or by means of another arrangement) by Pubco for cash, then the Manager shall cause the Company, immediately prior to such repurchase or redemption of Class A Common Stock, to redeem a corresponding number of Common Units held (directly or indirectly) by Pubco, at an aggregate redemption price equal to the aggregate purchase or redemption price of the shares of Class A Common Stock being repurchased or redeemed by Pubco (plus any expenses related thereto) and upon such other terms as are the same for the shares of Class A Common Stock being repurchased or redeemed by Pubco; provided, if Pubco uses funds received from distributions from the Company or the net proceeds from an issuance of Class A Common Stock to fund such repurchase or redemption, then the Company shall cancel a corresponding number of Common Units held (directly or indirectly) by Pubco for no consideration. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any repurchase or redemption if such repurchase or redemption would violate any applicable Law.

Section 3.05 Certificates Representing Units; Lost, Stolen or Destroyed Certificates; Registration and Transfer of Units.

(a) Units shall not be certificated unless otherwise determined by the Manager. If the Manager determines that one or more Units shall be certificated, each such certificate shall be signed by or in the name of the Company, by the Chief Executive Officer, Chief Financial Officer, General Counsel, Secretary or any other officer designated by the Manager, representing the number of Units held by such holder. Such certificate shall be in such form (and shall contain such legends) as the Manager may determine. Any or all of such signatures on any certificate representing one or more Units may be a facsimile, engraved or printed, to the extent permitted by applicable Law. No Units shall be treated as a “security” within the meaning of Article 8 of the Uniform

Commercial Code unless all Units then outstanding are certificated; provided, however, notwithstanding anything to the contrary in this Agreement, the Manager is authorized to amend or otherwise modify this Agreement in order for the Company to opt-in to the provisions of Article 8 of the Uniform Commercial Code without the consent or approval of any Member or any other person.

(b) If Units are certificated, the Manager may direct that a new certificate representing one or more Units be issued in place of any certificate theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon delivery to the Manager of an affidavit of the owner or owners of such certificate, setting forth such allegation. The Manager may require the owner of such lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate.

(c) To the extent Units are certificated, upon surrender to the Company or the transfer agent of the Company, if any, of a certificate for one or more Units, duly endorsed or accompanied by appropriate evidence of succession, assignment or authority to transfer, in compliance with the provisions hereof, the Company shall issue a new certificate representing one or more Units to the Person entitled thereto, cancel the old certificate and record the transaction upon its books and records. Subject to the provisions of this Agreement, the Manager may prescribe such additional rules and requirements as it may deem appropriate relating to the issue, Transfer and registration of Units.

Section 3.06 Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member’s Capital Account (including upon and after dissolution of the Company).

Section 3.07 No Withdrawal. No Person shall be entitled to withdraw any part of such Person’s Capital Contribution or Capital Account or to receive any distribution from the Company, except as expressly provided in this Agreement.

Section 3.08 Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions. Subject to the provisions of Section 3.01(c), the amount of any such advances shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such advances are made.

Section 3.09 Equity Plans.

(a) Options Granted to Persons other than LLC Employees. If at any time or from time to time, in connection with any Equity Plan, a stock option to purchase shares of Class A Common Stock granted to a Person other than an LLC Employee is duly exercised:

(i) Pubco shall, as soon as practicable after such exercise, make a Capital Contribution to the Company in an amount equal to the exercise price paid to Pubco by such exercising Person in connection with the exercise of such stock option, to the extent that such exercise price is paid in cash.

(ii) Notwithstanding the amount of the Capital Contribution actually made pursuant to Section 3.09(a)(i), Pubco shall be deemed to have contributed to the Company as a Capital Contribution, in lieu of the Capital Contribution actually made and in consideration of additional Common Units, an amount equal to the Value of a share of Class A Common Stock as of the date of such exercise multiplied by the number of shares of Class A Common Stock then being issued by Pubco in connection with the exercise of such stock option (and, for the avoidance of doubt, excluding any shares of Class A Common Stock not issued or redeemed in satisfaction of the payment of the exercise price or withholding obligations).

(iii) Pubco shall receive in exchange for such Capital Contributions (as deemed made under Section 3.09(a)(ii)), a number of Common Units equal to the number of shares of Class A Common Stock issued in connection with the exercise of such stock option.

(b) Options Granted to LLC Employees. If at any time or from time to time, in connection with any Equity Plan, a stock option to purchase shares of Class A Common Stock granted to an LLC Employee is duly exercised:

(i) Pubco shall sell to the Optionee, and the Optionee shall purchase from Pubco, for a cash price per share equal to the Value of a share of Class A Common Stock at the time of the exercise, the number of shares of Class A Common Stock equal to the quotient of (A) the exercise price payable by the Optionee in connection with the exercise of such stock option divided by (B) the Value of a share of Class A Common Stock at the time of such exercise. Notwithstanding the foregoing, Pubco may determine in its discretion to permit a cashless exercise of such stock option, in which case no such shares shall be issued.

(ii) Pubco shall sell to the Company (or if the Optionee is an employee of[, or other service provider to,] a Subsidiary, Pubco shall sell to such Subsidiary), and the Company (or such Subsidiary, as applicable) shall purchase from Pubco, a number of shares of Class A Common Stock equal to the difference between (A) the number of shares of Class A Common Stock as to which such stock option is being exercised minus (B) the number of shares of Class A Common Stock sold (or withheld in a cashless exercise) pursuant to Section 3.09(b)(i). The purchase price per share of Class A Common Stock for such sale of shares of Class A Common Stock to the Company (or such Subsidiary) shall be the Value of a share of Class A Common Stock as of the date of exercise of such stock option.

(iii) The Company shall transfer to the Optionee (or if the Optionee is an employee of[, or other service provider to,] a Subsidiary, the Subsidiary shall transfer to the Optionee) at no additional cost to such LLC Employee (and not as a distribution) to such LLC Employee, the number of shares of Class A Common Stock described in Section 3.09(b)(ii).

(iv) Pubco shall, as soon as practicable after such exercise, make a Capital Contribution to the Company in an amount equal to all proceeds received (from whatever source, but excluding any payment in respect of payroll taxes or other withholdings) by Pubco in connection with the exercise of such stock option. Pubco shall receive for such Capital Contribution, a number of Common Units equal to the number of shares of Class A Common Stock issued in connection with the exercise of such option.

(c) Stock Granted to Persons other than LLC Employees. If at any time or from time to time, in connection with any Equity Plan, any shares of Class A Common Stock are issued to a Person other than an LLC Employee (including any shares of Class A Common Stock that are subject to forfeiture) in consideration for services performed for the Company or any Subsidiary other than in connection with the exercise of a stock option:

(i) Pubco shall issue to such Person such number of shares of Class A Common Stock as are to be issued to such Person in accordance with the Equity Plan.

(ii) On the date (such date, the “Vesting Date”) that the Value of such shares is includible in taxable income of such Person, Pubco shall be deemed to have made a Capital Contribution to the Company in an amount equal to the Value of such shares of Class A Common Stock.

(iii) The Company shall issue to Pubco on the Vesting Date a number of Common Units equal to the number of shares of Class A Common Stock issued under Section 3.09(c)(i) in consideration for the Capital Contribution that Pubco is deemed to make to the Company pursuant to Section 3.09(c)(ii).

(d) Stock Granted to LLC Employees. If at any time or from time to time, in connection with any Equity Plan, any shares of Class A Common Stock are issued to an LLC Employee (including any shares of Class A Common Stock that are subject to forfeiture) in consideration for services performed for the Company or any Subsidiary other than in connection with the exercise of a stock option:

(i) Pubco shall issue to such LLC Employee such number of shares of Class A Common Stock as are to be issued to such LLC Employee in accordance with the Equity Plan.

(ii) On the Vesting Date, the following events will be deemed to have occurred: (A) Pubco shall be deemed to have sold such shares of Class A Common Stock to the Company (or if such LLC Employee is an employee of[, or other service provider to,] a Subsidiary, to such Subsidiary) for a purchase price equal to the Value of such shares of Class A Common Stock; (B) the Company (or such Subsidiary) shall be deemed to have delivered such shares of Class A Common Stock to such LLC Employee; (C) Pubco shall be deemed to have contributed the purchase price for such shares of Class A Common Stock to the Company as a Capital Contribution; and (D) in the case where such LLC Employee is an employee of a Subsidiary, the Company shall be deemed to have contributed such amount to the capital of the Subsidiary.

(iii) The Company shall issue to Pubco on the Vesting Date a number of Common Units equal to the number of shares of Class A Common Stock issued under Section 3.09(d)(i) in consideration for the Capital Contribution that Pubco is deemed to make to the Company pursuant to clause (C) of Section 3.09(d)(ii).

(e) Future Equity Incentive Plans. Nothing in this Agreement shall be construed or applied to preclude or restrain Pubco from adopting, amending or otherwise modifying or terminating equity incentive plans for the benefit of employees, directors, consultants or other business associates of Pubco, the Company or any of their respective Affiliates. The Members acknowledge and agree that, in the event that any such plan is adopted, amended or otherwise modified or terminated by Pubco, amendments or other modifications to this Section 3.09 may become necessary or advisable and that any approval or consent to any such amendments requested by Pubco shall be deemed granted by the Manager and the Members, as applicable, without the requirement of any further consent or acknowledgement of any other Member.

(e) Anti-dilution adjustments. For all purposes of this Section 3.09, the number of shares of Class A Common Stock and the corresponding number of Common Units shall be determined after giving effect to all anti-dilution or similar adjustments that are applicable, as of the date of exercise or vesting, to the option, warrant, restricted stock or other equity interest that is being exercised or becomes vested under the applicable Equity Plan and applicable award or grant documentation.

Section 3.10 Dividend Reinvestment Plan, Employee Stock Purchase Plan, Stock Incentive Plan or Other Plan. Except as may otherwise be provided in this Article III, all amounts received or deemed received by Pubco in respect of any dividend reinvestment plan, employee stock purchase plan, stock incentive or other stock or subscription plan or agreement, either (a) shall be utilized by Pubco to effect open market purchases of shares of Class A Common Stock, or (b) if Pubco elects instead to issue new shares of Class A Common Stock with respect to such plans or agreements, shall be contributed by Pubco to the Company in exchange for additional Common Units. Upon such contribution, the Company will issue to Pubco a number of Common Units equal to the number of new shares of Class A Common Stock so issued.

ARTICLE IV.

DISTRIBUTIONS

Section 4.01 Distributions.

(a) Distributable Cash; Other Distributions. To the extent permitted by applicable Law and hereunder, distributions to Members may be declared by the Manager out of Distributable Cash or other funds or property legally available therefor in such amounts, at such time and on such terms (including the payment dates of such distributions) as the Manager in its sole discretion shall determine using such record date as the Manager may designate. All distributions made under this Section 4.01 shall be made to the Members as of the close of business on such record date on a pro rata basis in accordance with each Member’s Percentage Interest as of the close of business on such record date; provided, however, that the Manager shall have the obligation to make distributions as set forth in Sections 4.01(b) and 14.02. In furtherance of the foregoing, it is intended that the Manager shall, to the extent permitted by applicable Law and hereunder, have the right in its sole discretion to make distributions of Distributable Cash to the Members pursuant to this Section 4.01(a) in such amounts as shall enable Pubco to meet its obligations, including its obligations pursuant to the Tax Receivable Agreement (to the extent such obligations are not otherwise able to be satisfied as a result of Tax Distributions required to be made pursuant to Section 4.01(b)). Notwithstanding anything to the contrary in this Section 4.01(a), (i) the Company shall not make a distribution (other than Tax Distributions under Section 4.01(b)) to any Member in respect of any Unvested Units, and (ii) with respect to any amounts that would otherwise have been distributed to a Member but for clause (i) of this Section 4.01(a), such amount shall be held in trust by the Company for the benefit of such Member unless and until such time as such Unvested Units have vested in accordance with the applicable Equity Plan or individual Award Agreement, and within five Business Days of such time, the Company shall distribute such amounts to such Member.

(b) Tax Distributions.

(i) On or prior to each Tax Distribution Date, the Company shall, to the extent permitted by applicable Law, make quarterly cash distributions to the Members, on a pro rata basis, in an amount sufficient to ensure that each Member receives a distribution at least equal to such Member’s Assumed Tax Liability with respect to the relevant taxable period to which the distribution relates (“Tax Distributions”); provided that a final accounting for Tax Distributions shall be made for each Taxable Year after the allocation of the Company’s actual net taxable income or loss has been determined and any shortfall in the amount of Tax Distributions a Member received for such Taxable Year based on such final accounting shall promptly be distributed to such Member. For the avoidance of doubt, any excess Tax Distributions a Member receives with respect to any Taxable Year shall reduce future Tax Distributions otherwise required to be made to such Member with respect to any subsequent Taxable Year.

(ii) To the extent a Member otherwise would be entitled to receive less than its Percentage Interest of the aggregate Tax Distributions to be paid pursuant to this Section 4.01(b) (determined for this purpose by taking into account only Common Units and Tax Distributions with respect to Common Units) on any given date, the Tax Distributions to such Member shall be increased to ensure that all distributions to Members holding Common Units made pursuant to this Section 4.01(b) are made pro rata in accordance with the Members’ respective Percentage Interests (determined for this purpose by taking into account only Common Units and Tax Distributions with respect to Common Units).

(iii) If, on the date of a Tax Distribution, there is insufficient cash on hand to distribute, or the Company is restricted by the terms of its or its Subsidiaries’ indebtedness from distributing, in each case, to the Members the full amount of the Tax Distributions to which such Members are otherwise entitled, distributions pursuant to this Section 4.01(b) shall be made to the Members to the extent of available funds in accordance with their Percentage Interests and the Company shall make future Tax Distributions as soon as funds become available sufficient to pay the remaining portion of the Tax Distributions to which such Members are otherwise entitled. For purposes of this Section 4.01(b)(iii), the Company and its Subsidiaries shall not be required to utilize any “basket” under its indebtedness other than the basket designated for purposes of making tax distributions (or its equivalent) if, in the reasonable discretion of the Manager, it is in the best interest of the Company and its Subsidiaries to maintain the capacity of such other basket.

(iv) In the event of any audit by, or similar event with, a taxing authority that affects the calculation of any Member’s Assumed Tax Liability for any Taxable Year (other than an audit for which no election is made pursuant to Section 6226 of the Code and the Treasury Regulations promulgated thereunder), or in the event the Company files an amended tax return, each Member’s Assumed Tax Liability with respect to such year shall be recalculated by giving effect to such event (for the avoidance of doubt, taking into account interest or penalties). Any shortfall in the amount of Tax Distributions the Members and former Members received for the relevant Taxable Years based on such recalculated Assumed Tax Liability promptly shall be distributed to such Members and the successors of such former Members, except, for the avoidance of doubt, to the extent distributions were made to such Members and former Members pursuant to Section 4.01(a) and this Section 4.01(b) in the relevant Taxable Years sufficient to cover such shortfall.

(c) In the event the Company pays any PTET in any jurisdiction, including as a result of making a PTET Election in such jurisdiction, any amounts so paid with respect to such PTET shall be deemed distributed to the Members to whom such payments are attributable.

ARTICLE V.

CAPITAL ACCOUNTS; ALLOCATIONS; TAX MATTERS

Section 5.01 Capital Accounts.

(a) The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). For such purpose, the Company may (in the discretion of the Manager), upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such Treasury Regulation and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of the Company’s property; provided that if any Noncompensatory Options are outstanding upon the occurrence of any revaluation of the Company’s property, the Company shall adjust the Book Values of its properties in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2).

(b) For purposes of computing the amount of any “Profits” or “Losses” with respect to the Company to be allocated pursuant to this Article V and to be reflected in the Capital Accounts of the Members, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); provided, however, that:

(i) the computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(l)(B) or Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includible in gross income or are not deductible for U.S. federal income tax purposes;

(ii) if the Book Value of any property of the Company is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property;

(iii) items of income, gain, loss or deduction attributable to the disposition of property of the Company having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property;

(iv) items of depreciation, amortization and other cost recovery deductions with respect to property of the Company having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property’s Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g); and

(v) to the extent an adjustment to the adjusted tax basis of any asset of the Company pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(vi) Any amounts paid by the Company with respect to any PTET (including pursuant to a PTET Election) shall be disregarded in computing the amount of any item of income, gain, loss or deduction with respect to the Company to be allocated pursuant to this Article V and to be reflected in the Capital Accounts of the Members.

Section 5.02 Allocations.

(a) Except as otherwise provided in Section 5.03, Profits and Losses (or items of income, gain, loss or deduction) for any Fiscal Year or other relevant period shall be allocated among the Capital Accounts of the Members in such a manner as to reduce or eliminate, to the extent possible, any difference, as of the end of such Fiscal Year, between (a) the sum of (i) the Capital Account of each Member, (ii) such Member’s share of

Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(g)) and (iii) such Member’s partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(2)), and (b) the respective net amounts, positive or negative, which would be distributed to them or for which they would be liable to the Company under this Agreement and the Delaware Act, determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Book Value and (ii) distribute the proceeds of such liquidation pursuant to Section 14.02 (assuming for this purpose that any Common Units which are subject to vesting conditions in accordance with any applicable equity plan or individual award agreement are fully vested).

(b) If any holder of Common Units which are subject to vesting conditions forfeits (or the Company has repurchased at less than fair market value) all or a portion of such holder’s unvested Common Units, the Company shall make forfeiture allocations in respect of such unvested Common Units in the manner and to the extent required by Proposed Treasury Regulations Section 1.704-1(b)(4)(xii) (as such Proposed Treasury Regulations may be amended or modified, including upon the issuance of temporary or final Treasury Regulations).

Section 5.03 Regulatory Allocations.

(a) Deductions attributable to partner nonrecourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (determined in accordance with Treasury Regulation Section 1.704-2(i)(3)), items of income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Members in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(i)(4).

(b) Nonrecourse deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) for any Taxable Year shall be allocated pro rata among the Members in accordance with their Percentage Interests. Except as otherwise provided in Section 5.03(a), if there is a net decrease in the Minimum Gain during any Taxable Year, each Member shall be allocated items of income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(f). This Section 5.03(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(f) and shall be interpreted in a manner consistent therewith.

(c) If any Member that unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 5.03(a) and 5.03(b) but before the application of any other provision of this Article V, then items of income and gain for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 5.03(c) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d) If the allocation of Losses to a Member as provided in Section 5.02 would create or increase an Adjusted Capital Account Deficit, there shall be allocated to such Member only that amount of Losses as will not create or increase an Adjusted Capital Account Deficit. The Losses (or items of loss or deduction) that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to this Section 5.03(d).

(e) Profits and Losses described in Section 5.01(b)(v) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(j), (k) and (m).

(f) The allocations set forth in Section 5.03(a) through and including Section 5.03(e) (the “Regulatory Allocations”) are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate items of income, gain, loss or deduction of the Company or make distributions. Accordingly, notwithstanding the other provisions of this Article V, but subject to the Regulatory Allocations, income, gain, deduction and loss with respect to the Company shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero.

(g) Notwithstanding the other provisions of this Article V, the Manager shall be authorized to make, in its good faith discretion, appropriate amendments to the allocations of Profits and Losses (and to individual items of income, gain, loss, deduction and credit) pursuant to this Agreement (i) to comply with Section 704 of the Code or applicable Treasury Regulations, and/or (ii) to allocate properly Profits and Losses (and individual items of income, gain, loss, deduction and credit) to those Members that bear the economic burden or benefit associated therewith (including by making one or more special allocations of income, gain, loss, deduction and credit to one or more Members). If there are any changes after the date of this Agreement in applicable tax Law, regulations or interpretation, or any errors, ambiguities, inconsistencies or omissions in this Agreement with respect to allocations to be made to Capital Accounts which would, individually or in the aggregate, cause the Members not to achieve in any material respect the economic objectives underlying this Agreement, the Manager may in its discretion make appropriate adjustments to such allocations in order to achieve or approximate such economic objectives.

Section 5.04 Tax Allocations.

(a) The income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; provided that if any such allocation is not permitted by the Code or other applicable Law, the Company’s subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b) Items of taxable income, gain, loss and deduction of the Company with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value using the traditional method set forth in Treasury Regulations Section 1.704-3(b); provided that the traditional method with curative allocations (as described in the final sentence of Treasury Regulations Section 1.704-3(c)(3)(iii)(B)) shall apply with respect to gain from the sale of such property.

(c) If the Book Value of any asset of the Company is adjusted pursuant to Section 5.01(b), including adjustments to the Book Value of any asset of the Company in connection with the execution of this Agreement, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value using the traditional method set forth in Treasury Regulations Section 1.704-3(b); provided that the traditional method with curative allocations (as described in the final sentence of Treasury Regulations Section 1.704-3(c)(3)(iii)(B)) shall apply with respect to gain from the sale of such asset.

(d) Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members as determined by the Manager taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(e) For purposes of determining a Member’s share of the Company’s “excess nonrecourse liabilities” within the meaning of Treasury Regulation Section 1.752-3(a)(3), each Member’s interest in income and gain shall be determined pursuant to any proper method, as reasonably determined by the Manager; provided, that each year the Manager shall use its commercially reasonable efforts (using in all instances any proper method, including, without limitation, the “additional method” described in Treasury Regulation Section 1.752-3(a)(3)) to allocate a sufficient amount of the excess nonrecourse liabilities to those Members who would have at the end of the applicable Taxable Year, but for such allocation, taxable income due to the deemed distribution of money to such Member pursuant to Section 752(b) of the Code that is in excess of such Member’s adjusted tax basis in its Units; provided, further, that with respect to any of the Company’s “excess nonrecourse liabilities” that arise after the date hereof, the Manager shall not be required to allocate “excess nonrecourse liabilities” in the manner described in the preceding proviso to the extent that the Manager determines in its sole discretion made in good faith that such allocation would reasonably be expected to have an adverse impact on Pubco, in which case the Members’ shares of such “excess nonrecourse liabilities” shall be determined in accordance with the Members’ respective shares of the Company’s Profits.

(f) If, as a result of an exercise of a Noncompensatory Option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

(g) Allocations pursuant to this Section 5.04 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profits, Losses, distributions or other items of the Company pursuant to any provision of this Agreement.

Section 5.05 Indemnification and Reimbursement for Payments on Behalf of a Member. If the Company is obligated to pay or elects to pay any amount to a Governmental Entity (or otherwise makes a payment to a Governmental Entity) that is specifically attributable to a Member or a Member’s status as such (including federal and state income taxes, additions to tax, interest and penalties as a result of obligations of the Company pursuant to an audit adjustment, federal withholding taxes, state personal property taxes and state unincorporated business taxes, but excluding payments such as payroll taxes, withholding taxes, benefits or professional association fees and the like required to be made or made voluntarily by the Company on behalf of any Member based upon such Member’s status as an employee of the Company), then such Member shall indemnify the Company in full for the entire amount paid (including interest, penalties and related expenses). The Manager may offset distributions to which a Member is otherwise entitled under this Agreement against such Member’s obligation to indemnify the Company under this Section 5.05, and any such offset amount shall be deemed to have been paid to such Member for all purposes of this Agreement, unless otherwise reimbursed by such Member under this Section 5.05. In addition, notwithstanding anything to the contrary in this Agreement, each Member agrees that any Cash Settlement such Member is entitled to receive pursuant to Article XI may be offset by an amount equal to such Member’s obligation to indemnify the Company under this Section 5.05 and that such Member shall be treated as receiving the full amount of such Cash Settlement and paying to the Company an amount equal to such obligation. A Member’s obligation to make payments to the Company under this Section 5.05 shall survive the transfer or termination of any Member’s interest in any Units of the Company, the termination of this Agreement and the dissolution, liquidation, winding up and termination of the Company. In the event that the Company has been terminated prior to the date such payment is due, such Member shall make such payment to the Manager (or its designee), which shall distribute such funds in accordance with this Agreement. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 5.05, including instituting a lawsuit to collect such contribution with interest calculated at a rate per annum equal to the sum of the Base Rate plus 300 basis points (but not in excess of the highest rate per annum permitted by Law). Each Member hereby agrees to furnish to the Company such information and forms as required or reasonably requested in order to comply with any Laws governing withholding of tax or in order to claim any reduced rate of, or exemption from, withholding to which the Member is legally entitled. The Company may withhold any amount that it determines is required to be withheld from any amount otherwise payable to any Member hereunder, and any such withheld amount shall be deemed to have been paid to such Member for purposes of this Agreement.

Section 5.06 PTET. Any taxes paid by the Company with respect to any PTET (including pursuant to a PTET Election) shall be allocated to the Members to whom such payments are attributable.

ARTICLE VI.

MANAGEMENT

Section 6.01 Authority of Manager; Officer Delegation.

(a) Except for situations in which the approval of one or more Members is specifically required by this Agreement, (i) all management powers over the business and affairs of the Company shall be exclusively vested in Pubco, as the sole managing member of the Company (Pubco, in such capacity, the “Manager”), (ii) the Manager shall conduct, direct and exercise full control over all activities of the Company and (iii) no other Member shall have any right, authority or power to vote, consent or approve any matter, whether under the Delaware Act, this Agreement or otherwise. The Manager shall be the “manager” of the Company for the purposes of the Delaware Act. The Members hereby consent to the exercise by the Manager of all such powers and rights conferred on the Members by the Delaware Act with respect to the management and control of the Company and as provided by the provisions of this Agreement, subject to any exceptions as expressly provided herein. Any vacancies in the position of Manager shall be filled in accordance with Section 6.04.

(b) Without limiting the authority of the Manager to act on behalf of the Company, the Manager may, from time to time, delegate to one or more officers of the Company (each, an “Officer”) such authority and duties as the Manager may deem advisable. An Officer may, but need not, be a Member. Each Officer shall be appointed by the Manager and shall hold office until his or her or their successor shall be duly designated and shall qualify or until his or her or their death or until he or she or they shall resign or shall have been removed in the manner hereinafter provided. Any one Person may hold more than one office. Subject to the other provisions of this Agreement, the salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager. The authority and responsibility of the Officers shall be limited to such duties as the Manager may, from time to time, delegate to them. Unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the General Corporation Law of the State of Delaware, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. All Officers shall be, and shall be deemed to be, officers and employees of the Company. An Officer may also perform one or more roles as an officer of the Manager. Any Officer may be removed at any time, with or without cause, by the Manager. The names and titles of the Officers as of the date hereof are set forth on Exhibit B.

(c) Subject to the other provisions of this Agreement, the Manager shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company) or the merger, consolidation, conversion, division, reorganization or other combination of the Company with or into another entity, for the avoidance of doubt, without the prior consent of any Member or any other Person being required.

Section 6.02 Actions of the Manager. The Manager may act through any Officer or through any other Person or Persons to whom authority and duties have been delegated.

Section 6.03 Resignation; No Removal. The Manager may resign at any time by giving written notice to the Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Members, and the acceptance of the resignation shall not be necessary to make it effective. For the avoidance of doubt, the Members have no right under this Agreement to remove or replace the Manager.

Section 6.04 Vacancies. Vacancies in the position of Manager occurring for any reason shall be filled by Pubco (or, if Pubco has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of Pubco immediately prior to such cessation). For the avoidance of doubt, the Members (other than Pubco) have no right under this Agreement to fill any vacancy in the position of Manager.

Section 6.05 Transactions Between the Company and the Manager. The Manager may cause the Company to contract and deal with the Manager, or any Affiliate of the Manager, provided, that such contracts and dealings (other than contracts and dealings between the Company and its Subsidiaries) are on terms comparable to and competitive with those available to the Company from others dealing at arm’s length or are approved by the Members; provided that the foregoing shall in no way limit the Manager’s rights under Sections 3.02, 3.03, 3.04 or 3.09. The Members hereby approve each of the contracts or dealings between or among the Manager, the Company and their respective Affiliates entered into on or prior to the date of this Agreement or that the board of managers of the Company or the Corporate Board has approved in connection with the Company Reorganization or the Business Combination as of the date of this Agreement.

Section 6.06 Reimbursement for Expenses. The Manager shall not be compensated for its services as Manager of the Company except as expressly provided in this Agreement. The Company shall pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals) incurred in pursuing and conducting, or otherwise related to, the activities of the Company. The Members acknowledge and agree that the Manager’s Class A Common Stock is publicly traded and, therefore, the Manager has access to the public capital markets and that such status and the services performed by the Manager will inure to the benefit of the Company and all Members; therefore the Company shall also, in the reasonable discretion of the Manager, bear and/or reimburse the Manager for (a) any costs, fees or expenses incurred by the Manager in connection with serving as the Manager and (b) all other expenses allocable to the Company or otherwise incurred by the Manager in connection with operating the Company’s business, including, without limitation, all fees, expenses and costs associated with being a public company (including, without limitation, public reporting obligations, proxy statements, stockholder meetings, Stock Exchange fees, transfer agent fees, legal fees, SEC and FINRA filing fees and offering expenses) and maintaining its corporate existence. To the extent that the Manager determines in its reasonable discretion that such expenses are related to the business and affairs of the Manager that are conducted through the Company and/or its subsidiaries (including expenses that relate to the business and affairs of the Company and/or its subsidiaries and that also relate to other activities of the Manager), the Manager may cause the Company to pay or bear all expenses of the Manager, including, without limitation, compensation and meeting costs of any board of directors or similar body of the Manager, any salary, bonus, incentive compensation and other amounts paid to any Person to perform services for the Company, litigation costs and damages arising from litigation, accounting and legal costs and franchise taxes, except to the extent such franchise taxes are based on or measured with respect to net income or profits. To the extent practicable, expenses incurred by the Manager on behalf of or for the benefit of the Company shall be billed directly to and paid by the Company and, if and to the extent any reimbursements to the Manager or any of its Affiliates by the Company pursuant to this Section 6.06 constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Company), such amounts shall be treated as “guaranteed payments” within the meaning of Code Section 707(c) (unless otherwise required by the Code and Treasury Regulations) and shall not be treated as distributions for purposes of computing the Members’ Capital Accounts. Notwithstanding anything to the contrary in the foregoing sentence of this Section 6.06, the Company shall not bear any income tax obligations of the Manager or any payments made pursuant to the Tax Receivable Agreement.

Section 6.07 Limitation of Liability of Manager.

(a) Except as otherwise provided herein or in an agreement entered into by such Person and the Company, neither the Manager nor any of the Manager’s Affiliates or Manager’s officers, employees or other agents shall be liable to the Company, to any Member that is not the Manager or to any other Person bound by this Agreement for any act or omission performed or omitted by such Person in such capacity pursuant to authority granted to the Manager by this Agreement. The Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and shall not be responsible for any misconduct or negligence on the part of any such agent (so long as such agent was selected in good faith and with reasonable care). The Manager shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Manager in good faith reliance on such advice shall in no event subject the Manager to liability to the Company or any Member that is not the Manager.

(b) To the fullest extent permitted by applicable Law, whenever this Agreement or any other agreement contemplated herein provides that the Manager shall act in a manner which is, or provide terms which are, “fair and reasonable” to the Company or any Member that is not the Manager, the Manager shall determine such appropriate action or provide such terms considering, in each case, the relative interests of each party to such agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable United States generally accepted accounting practices or principles, notwithstanding any other provision of this Agreement or in any agreement contemplated herein or applicable provisions of Law or equity or otherwise.

(c) To the fullest extent permitted by applicable Law and notwithstanding any other provision of this Agreement or in any agreement contemplated herein or applicable provisions of Law or equity or otherwise, whenever in this Agreement or any other agreement contemplated herein, the Manager is permitted or required to take any action or to make a decision in its “sole discretion” or “discretion,” with “complete discretion” or under a grant of similar authority or latitude, or if this Agreement is silent with respect to the authority or latitude the Manager has to take a particular action or make a particular decision, the Manager shall be entitled to consider such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company, other Members or any other Person.

(d) To the fullest extent permitted by applicable Law and notwithstanding any other provision of this Agreement or in any agreement contemplated herein, whenever in this Agreement the Manager is permitted or required to take any action or to make a decision in its “good faith” or under another express standard, the Manager shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein, notwithstanding any provision of this Agreement or duty otherwise existing at Law or in equity, and, notwithstanding anything contained herein to the contrary, so long as the Manager acts in good faith or in accordance with such other express standard, the resolution, action or terms so made, taken or provided by the Manager shall not constitute a breach of this Agreement or impose liability upon the Manager or any of the Manager’s Affiliates and shall be deemed approved by all Members.

Section 6.08 Investment Company Act. The Manager shall use its best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

ARTICLE VII.

RIGHTS AND OBLIGATIONS OF MEMBERS AND MANAGER

Section 7.01 Limitation of Liability and Duties of Members.

(a) Except as provided in this Agreement or in the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the

Company and no Member or Manager shall be obligated personally for any such debts, obligations or liabilities of the Company solely by reason of being a Member or the Manager (except to the extent and under the circumstances set forth in any non-waivable provision of the Delaware Act). Notwithstanding anything contained herein to the contrary, to the fullest extent permitted by applicable Law, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b) In accordance with the laws of the State of Delaware, including the Delaware Act, a Member may, under certain circumstances, be required to return amounts previously distributed to such Member. It is the intent of the Members that no distribution to any Member pursuant to Articles IV or XIV shall be deemed a return of money or other property paid or distributed in violation of the Delaware Act. The payment of any such money or distribution of any such property to a Member shall be deemed to be a compromise within the meaning of Section 18-502(b) of the Delaware Act, and, to the fullest extent permitted by applicable Law, any Member receiving any such money or property shall not be required to return any such money or property to the Company or any other Person, unless such distribution was made by the Company to such Members in clerical error. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

(c) To the fullest extent permitted by applicable Law, including, for the avoidance of doubt, Section 18-1101(c) of the Delaware Act, and notwithstanding any other provision of this Agreement (but subject to Section 6.07 with respect to the Manager) or in any agreement contemplated herein, the parties hereto hereby agree that to the extent that any Member (other than the Manager in its capacity as such) (or any Member’s Affiliate or any manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Member or of any Affiliate of a Member) has duties (including fiduciary duties) to the Company, to the Manager, to another Member, to any Person who acquires an interest in a Unit or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated and replaced with the duties or standards expressly set forth herein, if any. The elimination of duties (including fiduciary duties) to the Company, the Manager, each of the Members, each other Person who acquires an interest in a Unit and each other Person bound by this Agreement and replacement thereof with the duties or standards expressly set forth herein, if any, are approved by the Company, the Manager, each of the Members, each other Person who acquires an interest in a Unit and each other Person bound by this Agreement. For the avoidance of doubt, no provision of this Agreement, including Section 6.07, Section 7.01(a) and Section 7.01(b), shall limit the waiver of duties (including fiduciary duties) pursuant to this Section 7.01(c).

Section 7.02 Lack of Authority. No Member, other than the Manager or a duly appointed Officer, in each case in its capacity as such, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure on behalf of the Company.

Section 7.03 No Right of Partition. No Member, other than the Manager, shall have the right to seek or obtain partition by court decree or operation of Law of any property of the Company, or the right to own or use particular or individual assets of the Company.

Section 7.04 Indemnification.

(a) Subject to Section 5.05, to the fullest extent permitted under applicable Law, as it presently exists or may hereafter be amended, the Company shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she or they, or a person for whom he or she or they is the legal representative is or was a Member or an Affiliate thereof (other than as a result of an ownership interest in Pubco) or is or was serving as the Manager or a director or officer of the

Manager, or an Officer, employee or other agent of the Company or, while serving as any of the foregoing, is or was serving at the request of the Company as a director, officer, employee or agent of a corporation, partnership, joint venture, trust, employee benefit plan, fund, other enterprise or nonprofit entity (an “indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a Member or Affiliate thereof, Manager or a director or officer thereof, Officer, employee or other agent, or in any other capacity while a Member or Affiliate thereof or while serving as Manager or a director or officer thereof, Officer, employee or other agent, against all liability and loss suffered and expenses (including, attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 (ERISA) excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such Proceeding. The Company shall to the fullest extent not prohibited by applicable Law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any Proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable Law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 7.04 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 7.04 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Member or Affiliate thereof, Manager or a director or officer thereof, Officer, employee or other agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 7.04, except for Proceedings to enforce rights to indemnification and advancement of expenses, the Company shall indemnify and advance expenses to an indemnitee in connection with a Proceeding (or part thereof) initiated by such indemnitee only if such Proceeding (or part thereof) was authorized by the Manager.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 7.04 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under applicable Law, this Agreement or any other agreement, bylaw, action by the Manager or Members or otherwise.

(c) The Company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of a corporation, partnership, joint venture, trust, employee benefit plan, fund, other enterprise or nonprofit entity against any liability asserted against him or her or them and expenses incurred by him or her or them in any such capacity, or arising out of his or her or their status as such, whether or not the Company would have the power to indemnify him or her or them against such liability or expenses under the provisions of applicable Law.

(d) Any repeal or amendment of this Section 7.04 by the Members or by changes in applicable Law, or the adoption of any other provision of this Agreement inconsistent with this Section 7.04, shall, unless otherwise required by applicable Law, be prospective only (except to the extent such amendment or change in applicable Law permits the Company to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any Proceeding (regardless of when such Proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(e) This Section 7.04 shall not limit the right of the Company, to the extent and in the manner authorized or permitted by applicable Law, to indemnify and to advance expenses to persons other than indemnitees.

Section 7.05 Inspection Rights. The Company shall permit each Member and each of its designated representatives at such Member’s sole cost and expense to examine the books and records of the Company or any of its Subsidiaries at the principal office of the Company or such other location as the Manager shall reasonably approve during normal business hours and upon reasonable notice for any purpose reasonably related to such Member’s Units; provided that Manager has a right to keep confidential from the Members certain information in accordance with Section 18-305 of the Delaware Act.

ARTICLE VIII.

BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS

Section 8.01 Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company’s business, including all books and records necessary to provide any information, lists and copies of documents required pursuant to applicable Laws. All matters concerning (a) the determination of the relative amount of allocations and distributions among the Members pursuant to Articles IV and V and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

Section 8.02 Fiscal Year. The Fiscal Year of the Company shall end on September 30 of each year or such other date as may be established by the Manager.

ARTICLE IX.

TAX MATTERS

Section 9.01 Preparation of Tax Returns. The Manager shall arrange for the preparation and timely filing of all tax returns required to be filed by the Company. The Manager shall use commercially reasonable efforts to deliver or cause to be delivered to each Person who was a Member at any time during the previous Taxable Year, (a) no later than February 28 of each year, an estimated Schedule K-1 and estimates of such other information reasonably requested by such Member relating to the Company that is necessary for such Member to comply with its tax reporting obligations, and (b) no later than June 30 of each year, the final information with respect to the items in the foregoing clause (a) (including a final Schedule K-1). At least five Business Days prior to the making of any Tax Distribution, the Company shall use commercially reasonable efforts to deliver or cause to be delivered to each Member a statement setting forth such Member’s allocable share of the Company’s estimated taxable income or loss. Subject to the terms and conditions of this Agreement and except as otherwise provided in this Agreement, in its capacity as Partnership Representative, Pubco shall have the authority to prepare the tax returns of the Company using such permissible methods and elections as it determines in its reasonable discretion, including, without limitation, the use of any permissible method under Section 706 of the Code for purposes of determining the varying Units of its Members.

Section 9.02 Tax Elections. The Taxable Year shall be the Fiscal Year set forth in Section 8.02, unless otherwise required by Section 706 of the Code. The Manager shall cause the Company and each of its Subsidiaries that is treated as a partnership for U.S. federal income tax purposes to have in effect an election pursuant to Section 754 of the Code (or any similar provisions of applicable state, local or foreign tax Law) for each Taxable Year. The Manager shall take commercially reasonable efforts to cause each Person in which the Company owns a direct or indirect equity interest (other than a Subsidiary) that is so treated as a partnership to have in effect any such election for each Taxable Year. The Manager shall have the authority to cause the Company to make a PTET Election in any jurisdiction it determines, in its sole discretion, would be desirable. Each Member will upon request supply any information reasonably necessary to give proper effect to any elections described in this Section 9.02.

Section 9.03 Tax Controversies. The Manager shall cause the Company to take all necessary actions required by Law to designate Pubco as the “tax matters partner” of the Company within the meaning of Section 6231 of the Code as in effect with respect to any Taxable Year beginning on or before December 31, 2017 and as the “partnership representative” of the Company as provided in Section 6223(a) of the Code with respect to any Taxable Year of the Company beginning after December 31, 2017, and Pubco is hereby authorized to designate an individual to be the sole individual through which Pubco (as the “partnership representative”) will act (in such capacities, collectively, the “Partnership Representative”). The Company and the Members shall cooperate fully with each other and Pubco, and shall use reasonable best efforts, to cause Pubco (or its designated individual, as applicable) to become the Partnership Representative with respect to any taxable period of the Company with respect to which the statute of limitations has not yet expired (and cause any tax matters partner, partnership representative or designated individual designated prior to the Effective Date to resign, be revoked or replaced, as applicable), including (as applicable) by filing certifications pursuant to Treasury Regulations Section 301.6231(a)(7)-1(d) and completing IRS Form 8979 or any other form or certificate required pursuant to Treasury Regulation Section 301.6223-1(e)(1). Subject to Section 7.8 of the Business Combination Agreement, the Partnership Representative shall have the right and obligation to take all actions authorized and required by the Code and Treasury Regulations (and analogous provisions of state or local Law), and is authorized to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by tax authorities (including any resulting administrative and judicial proceedings) and to expend Company funds for professional services reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and the Partnership Representative and to do or refrain from doing any or all things reasonably requested by the Company or the Partnership Representative with respect to the conduct of such proceedings. Without limiting the generality of the foregoing and subject to Section 7.8 of the Business Combination Agreement, with respect to any audit or other proceeding, the Partnership Representative shall be entitled to cause the Company (and any of its Subsidiaries) to make any available elections pursuant to Section 6226 of the Code (and similar provisions of state, local and other Law), and the Members shall cooperate to the extent reasonably requested by the Company or the Partnership Representative in connection therewith. The Company shall reimburse the Partnership Representative for all reasonable out-of-pocket expenses incurred by the Partnership Representative, including reasonable fees of any professional attorneys, in carrying out its duties as the Partnership Representative. The provisions of this Section 9.03 shall survive the transfer or termination of any Member’s interest in any Units of the Company and the termination of this Agreement and the termination of the Company shall remain binding on each Member for the period of time necessary to resolve all tax matters relating to the Company, and shall be subject to the provisions of the Tax Receivable Agreement, as applicable.

ARTICLE X.

RESTRICTIONS ON TRANSFER OF UNITS; CERTAIN TRANSACTIONS

Section 10.01 Transfers by Members. No holder of Units shall Transfer any interest in any Units, except Transfers (a) pursuant to and in accordance with Sections 10.02 and 10.09 or (b) approved in advance and in writing by the Manager, in the case of Transfers by any Member other than the Manager, or (c) in the case of Transfers by the Manager, to any Person who succeeds to the Manager in accordance with Section 6.04. Notwithstanding the foregoing, “Transfer” shall not include (i) an event that terminates the existence of a Member for income tax purposes (including, without limitation, a change in entity classification of a Member under Treasury Regulations Section 301.7701-3, a sale of assets by, or liquidation of, a Member pursuant to an election under Code Sections 336 or 338, or merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member), but that does not terminate the existence of such Member under applicable state Law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Units of such trust that is a Member), (ii) any indirect Transfer of Units held by the Manager by virtue of any Transfer of Equity Securities in Pubco or (iii) any distribution. For the avoidance of doubt, the restrictions set forth in this Section 10.01 shall be in addition to any restrictions on transfers by certain Members as set forth in the Registration Rights Agreement.

Section 10.02 Permitted Transfers. The restrictions contained in Section 10.01 shall not apply to any of the following Transfers (each, a “Permitted Transfer” and each transferee, a “Permitted Transferee”): (a)(i) a Transfer pursuant to a Redemption or Direct Exchange in accordance with Article XI or (ii) a Transfer by a Member to Pubco or any of its Subsidiaries; (b) any Transfer by a Management Holder to (i) any successor by death, (ii) any Person that is an entity more than 50% of the equity securities of which are owned, beneficially and of record, directly or indirectly, by (A) such Management Holder and/or (B) any trust, partnership, limited liability company or custodianship for the primary benefit of such Management Holder or the Family Members of such Management Holder and, in respect of which such Management Holder is the managing member or has the sole right, directly or indirectly, to elect or appoint at least a majority of the members of the board of directors or Persons performing similar functions, (iii) any trust formed solely for the benefit of or under which the distribution of interests may be made only to the Management Holder or a Family Member of such Management Holder, (iv) a charitable remainder trust, the income from which will be paid to the Management Holder or a Family Member of such Management Holder during his or her life, and/or (v) any partnership, corporation, foundation, charity or other entity, so long as the Management Holder controls such trust, partnership, corporation, foundation, charity or other entity; and (c) any Transfer by a Member (other than any Management Holder) to an Affiliate of such Member; provided, however, that the restrictions contained in this Agreement will continue to apply to Units after any Permitted Transfer of such Units. All Permitted Transfers are subject to the additional limitations set forth in Section 10.07(b).

Section 10.03 Restricted Units Legend. The Units have not been registered under the Securities Act and, therefore, in addition to the other restrictions on Transfer contained in this Agreement, cannot be sold unless subsequently registered under the Securities Act or if an exemption from such registration is then available with respect to such sale. To the extent such Units have been certificated, each certificate evidencing Units and each certificate issued in exchange for or upon the Transfer of any Units shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE UNITS REPRESENTED BY THIS CERTIFICATE WERE ISSUED ON [●], 202[●], AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. ANY TRANSFER OF SUCH UNITS IS SUBJECT TO COMPLIANCE WITH, OR THE AVAILABILITY OF EXEMPTIONS FROM COMPLIANCE WITH, THE REGISTRATION AND QUALIFICATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SET FORTH IN THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF SYMBOTIC HOLDINGS LLC, AS IT MAY BE AMENDED, RESTATED, AMENDED AND RESTATED OR OTHERWISE MODIFIED FROM TIME TO TIME. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY SYMBOTIC HOLDINGS LLC TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.”

The Company shall imprint such legend on certificates (if any) evidencing Units. The legend set forth above shall be removed from the certificates (if any) evidencing any Units which cease to be Units in accordance with the definition thereof.

Section 10.04 Transfer. Prior to Transferring any Units, the Transferring holder of Units shall cause the prospective Permitted Transferee to be bound by this Agreement and any other agreements executed by the holders of Units and relating to such Units in the aggregate to which the transferor was a party (collectively, the “Other Agreements”) by duly executing and delivering to the Company counterparts of this Agreement and any applicable Other Agreements.

Section 10.05 Assignee’s Rights.

(a) The Transfer of a Unit in accordance with this Agreement shall be effective as of the date of such Transfer (assuming compliance with all of the conditions to such Transfer set forth herein), and such Transfer shall be shown on the books and records of the Company. Profits, Losses and other items of the Company shall be allocated between the transferor and the transferee according to Code Section 706, using any permissible method as determined in the reasonable discretion of the Manager. Distributions made before the effective date of such Transfer shall be paid to the transferor, and distributions made on or after such date shall be paid to the Assignee.

(b) Unless and until an Assignee becomes a Member pursuant to Article XII, the Assignee shall not be entitled to any of the rights granted to a Member hereunder or under applicable Law, other than the rights granted specifically to Assignees pursuant to this Agreement; provided, however, that, without relieving the Transferring Member from any such limitations or obligations as more fully described in Section 10.06, such Assignee shall be bound by any limitations and obligations of a Member contained herein by which a Member would be bound on account of the Assignee’s Units (including the obligation to make Capital Contributions on account of such Units).

Section 10.06 Assignor’s Rights and Obligations. Any Member who shall Transfer any Unit in a manner in accordance with this Agreement shall cease to be a Member with respect to such Units and shall no longer have any rights or privileges, or, except as set forth in this Section 10.06, duties, liabilities or obligations, of a Member with respect to such Units or other interest (provided, however, it being understood that the applicable provisions of Sections 6.07 and 7.04 shall continue to inure to such Person’s benefit), except that unless and until the Assignee (if not already a Member) is admitted as a Substituted Member in accordance with the provisions of Article XII (the “Admission Date”), (i) such Transferring Member shall retain all of the duties, liabilities and obligations of a Member with respect to such Units, and (ii) the Manager may, in its discretion, reinstate all or any portion of the rights and privileges of such Member with respect to such Units for any period of time prior to the Admission Date. Nothing contained herein shall relieve any Member who Transfers any Units in the Company from any liability of such Member to the Company with respect to such Units that may exist as of the Admission Date or that is otherwise specified in the Delaware Act or for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such) or for any present or future breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained herein or in the Other Agreements with the Company.

Section 10.07 Overriding Provisions.

(a) Any Transfer or attempted Transfer of any Units in violation of this Agreement (including any prohibited indirect Transfers) shall be, to the fullest extent permitted by applicable law, null and void ab initio, and the provisions of Sections 10.05 and 10.06 shall not apply to any such Transfers. For the avoidance of doubt, any Person to whom a Transfer is purportedly made or attempted in violation of this Agreement shall not become a Member and shall not have any other rights in or with respect to any rights of a Member of the Company with respect to the applicable Units. The approval of any Transfer in any one or more instances shall not limit or waive the requirement for such approval in any other or future instance. The Manager shall promptly amend the Schedule of Members to reflect any Permitted Transfer pursuant to this Article X.

(b) Notwithstanding anything contained herein to the contrary (including, for the avoidance of doubt, the provisions of Section 10.01 and Article XI and Article XII), in no event shall any Member Transfer any Units to the extent such Transfer would:

(i) result in the violation of the Securities Act, or any other applicable federal, state or foreign Laws;

(ii) cause an assignment under the Investment Company Act;

(iii) in the reasonable determination of the Manager, be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any obligation under any Credit Agreement to which the Company or the Manager is a party; provided that the payee or creditor to whom the Company or the Manager owes such obligation is not an Affiliate of the Company or the Manager;

(iv) be a Transfer to a Person who is not legally competent or who has not achieved his or her majority of age under applicable Law (excluding trusts for the benefit of minors);

(v) cause the Company to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code or any successor provision thereto under the Code; or

(vi) result in the Company having more than 99 partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)).

(c) Notwithstanding anything contained herein to the contrary, in no event shall any Member that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code Transfer any Units (including, for the avoidance of doubt, in connection with a Redemption or a Direct Exchange), unless such Member and the transferee have delivered to the Company, in respect of the relevant Transfer, written evidence that all required withholding under Section 1446(f) of the Code will have been done and duly remitted to the applicable taxing authority or duly executed certifications (prepared in accordance with the applicable Treasury Regulations or other authorities) of an exemption from such withholding.

Section 10.08 Spousal Consent. In connection with the due execution and delivery of this Agreement, any Member who is a natural person will deliver to the Company an executed consent from such Member’s spouse or equivalent (if any) in the form of Exhibit C-1 or a Member’s spouse or equivalent confirmation of separate property in the form of Exhibit C-2. If, at any time subsequent to the date of this Agreement, such Member becomes legally married or similarly legally committed (whether in the first instance or to a different spouse or equivalent), such Member shall cause his or her or their spouse or equivalent to duly execute and deliver to the Company a consent in the form of Exhibit C-1 or Exhibit C-2 attached hereto. Such Member’s non-delivery to the Company of an executed consent in the form of Exhibit C-1 or Exhibit C-2 at any time shall constitute such Member’s continuing representation and warranty that such Member is not legally married or similarly legally committed as of such date.

Section 10.09 Certain Transactions with Respect to Pubco.

(a) In connection with a Change of Control Transaction, the Manager shall have the right, in its sole discretion, to require each Member to effect a Redemption of all or a portion of such Member’s Units together, in the case of Common Units, with an equal number of shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, pursuant to which such Units and such shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, will be exchanged for shares of Class A Common Stock (or economically equivalent cash or securities of a successor entity), mutatis mutandis, in accordance with the Redemption provisions of Article XI (applied for this purpose as if Pubco had delivered an Election Notice that specified a Share Settlement with respect to such Redemption) and otherwise in accordance with this Section 10.09(a). Any such Redemption pursuant to this Section 10.09(a) shall be effective immediately prior to the consummation of such Change of Control Transaction (and, for the avoidance of doubt, shall be contingent upon the consummation of such Change of Control Transaction and shall not be effective if such Change of Control Transaction is not consummated) (the date of such Redemption pursuant to this Section 10.09(a), the “Change of Control Date”). From and after the Change of Control Date, to the extent the Manager shall have required each Member to effect a Redemption pursuant to this Section 10.09(a), (i) the Units and any shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, subject to such Redemption shall be deemed to be transferred to Pubco on the Change of Control Date and (ii) each such Member shall cease to have any rights with respect to the Units and any shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, subject to such Redemption (other than the right to receive shares of Class A Common Stock (or economically equivalent cash or equity securities in a successor entity) pursuant to such Redemption). In the event the Manager desires to initiate the provisions of this Section 10.09, the Manager shall provide written notice of an expected Change of Control Transaction to all Members within the earlier of (x) five Business Days following the execution of an agreement with respect to such Change of Control Transaction and (y) 10 Business Days before the proposed date upon which the contemplated Change of Control Transaction is to be effected, including in such notice such information as may reasonably describe the Change of Control Transaction, subject to Law, including the date of execution of such agreement or such proposed effective date, as applicable, the amount and types of consideration to be paid for shares of Class A Common Stock in the Change of Control Transaction and any election with respect to types of consideration that a holder of shares of Class A Common Stock, as applicable, shall be entitled to make in connection with a Change of Control Transaction (which election shall be available to each Member on the same terms as holders of shares of Class A Common Stock). Following delivery of such notice and on or prior to the Change of Control Date, the Members shall take all actions reasonably requested by Pubco to effect such Redemption in accordance with the terms of Article XI, including taking any action and delivering any document required pursuant to this Section 10.09(a) to effect such Redemption. Notwithstanding the foregoing, in the event the Manager requires the Members to exchange less than all of their outstanding Units (and, in the case of Common Units, to surrender a corresponding number of shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, for cancellation), each Member’s participation in the Change of Control Transaction shall be reduced pro rata.

(b) In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization, or similar transaction with respect to Class A Common Stock (a “Pubco Offer”) is proposed by Pubco or is proposed to Pubco or its stockholders and approved by the Corporate Board or is otherwise effected or to be effected with the consent or approval of the Corporate Board, the Manager shall provide written notice of the Pubco Offer to all Members within the earlier of (i) five Business Days following the execution of an agreement (if applicable) with respect to, or the commencement of (if applicable), such Pubco Offer and (ii) 10 Business Days before the proposed date upon which the Pubco Offer is to be effected, including in such notice such information as may reasonably describe the Pubco Offer, subject to Law, including the date of execution of such agreement (if applicable) or of such commencement (if applicable), the material terms of such Pubco Offer, including the amount and types of consideration to be received by holders of shares of Class A Common Stock in the Pubco Offer, any election with respect to types of consideration that a holder of shares of Class A Common Stock, as applicable, shall be entitled to make in connection with such Pubco Offer, and the number of Units (and, in the case of Common Units, the corresponding shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable) held by such Member that is applicable to such Pubco Offer. The Members (other than the Manager) shall be permitted to participate in such Pubco Offer by delivering a written notice of participation that is effective immediately prior to the consummation of such Pubco Offer (and that is contingent upon consummation of such offer), and shall include such information necessary for consummation of such offer as requested by Pubco.

(c) In the case of any Pubco Offer or Change of Control Transaction that was initially proposed by Pubco, Pubco shall use reasonable best efforts to enable and permit the Members (other than the Manager) to participate in such transaction to the same extent or on an economically equivalent basis as the holders of shares of Class A Common Stock, and to enable such Members to participate in such transaction without being required to exchange Units or shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, prior to the consummation of such transaction. For the avoidance of doubt, in no event shall Common Unitholders be entitled to receive in such Pubco Offer or Change of Control Transaction aggregate consideration for each Common Unit that is greater than the consideration payable in respect of each share of Class A Common Stock in connection with a Pubco Offer or Change of Control Transaction (it being understood that payments under or in respect of the Tax Receivable Agreement shall not be considered part of any such consideration).

(d) In the event that a transaction or proposed transaction constitutes both a Change of Control Transaction and a Pubco Offer, the provisions of Section 10.09(a) shall take precedence over the provisions of Section 10.09(b) with respect to such transaction, and the provisions of Section 10.09(b) shall be subordinate to the provisions of Section 10.09(a), and may only be triggered if the Manager elects to waive the provisions of Section 10.09(a).

ARTICLE XI.

REDEMPTION AND DIRECT EXCHANGE RIGHTS

Section 11.01 Redemption Right of a Member.

(a) Subject to the provisions of the Registration Rights Agreement, each Member (other than Pubco and its Subsidiaries) shall be entitled to cause the Company to redeem (a “Redemption”) all or any portion of its

Common Units (excluding, for the avoidance of doubt, any Unvested Units or Common Units the Transfer of which is prohibited pursuant to Sections 10.07(b) and (c)) (the “Redemption Right”) at any time and from time to time following the waiver or expiration of any contractual lock-up period relating to the shares of Pubco that may be applicable to such Member. A Member desiring to exercise its Redemption Right (each, a “Redeeming Member”) shall exercise such right by giving written notice (the “Redemption Notice”) to the Company with a copy to Pubco. The Redemption Notice shall (i) contain a representation and warranty of the Redeeming Member stating that he, she or they do not possess any material non-public information with respect to Pubco and (ii) specify the number of Common Units (the “Redeemed Units”) that the Redeeming Member intends to have the Company redeem and a date, not less than three Business Days nor more than 10 Business Days after delivery of such Redemption Notice (unless and to the extent that the Manager agrees in writing to waive such time periods), on which exercise of the Redemption Right shall be completed (provided that, if the Redemption Notice does not include a Redemption Date, the Redemption Date shall be three Business Days after delivery of such Redemption Notice) (the “Redemption Date”); provided, that the Company, Pubco and the Redeeming Member may change the number of Redeemed Units and/or the Redemption Date specified in such Redemption Notice to another number and/or date by mutual agreement signed in writing by each of them; provided, further, that in the event Pubco elects a Share Settlement, the Redemption may be conditioned (including as to timing) by the Redeeming Member on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed Redemption. Subject to Section 11.03 and unless the Redeeming Member timely has delivered a Retraction Notice as provided in Section 11.01(c) or has revoked or delayed a Redemption as provided in Section 11.01(d), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date):

(i) the Redeeming Member shall Transfer and surrender, free and clear of all liens and encumbrances, (A) the Redeemed Units to the Company (including any certificates representing the Redeemed Units if they are certificated), and (B) with respect to the Common Units, a number of shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable (together with any Corresponding Rights), equal to the number of Redeemed Units to Pubco, to the extent applicable;

(ii) the Company shall (A) cancel the Redeemed Units, (B) transfer to the Redeeming Member the consideration to which the Redeeming Member is entitled under Section 11.01(b), and (C) if the Common Units that are Redeemed Units are certificated, issue to the Redeeming Member a certificate for a number of Common Units equal to the difference (if any) between the number of Common Units evidenced by the certificate surrendered by the Redeeming Member pursuant to clause (i) of this Section 11.01(a) and the Redeemed Units; and

(iii) with respect to the Common Units that are Redeemed Units, Pubco shall cancel and retire for no consideration the shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable (together with any Corresponding Rights), that were Transferred to Pubco pursuant to Section 11.01(a)(i)(y) above.

(b) Pubco shall redeem the Redeemed Units in consideration for a Share Settlement; provided that Pubco shall have the option [(to the extent approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of Pubco, excluding any shares held by holders of any Common Units or Affiliates of such holders)] to elect to have the Redeemed Units be redeemed in consideration for a Cash Settlement (it being understood that Pubco shall not pay any interest on any Cash Settlement); provided further, that Pubco may elect to have the Redeemed Units be redeemed in consideration for a Cash Settlement only to the extent that Pubco has cash available in an amount equal to at least the Redeemed Units Equivalent on the Redemption Date. In the event Pubco elects a Cash Settlement in accordance with the immediately preceding sentence, it shall give written notice (the “Election Notice”) to the Company (with a copy to the applicable Redeeming Member) of such election within two Business Days of receiving the Redemption Notice. For the avoidance of doubt, if no Election Notice is delivered by Pubco, the Redeemed Units shall in all instances be redeemed in consideration for a Share Settlement. In the event of a Share Settlement (including in connection with a Direct Exchange pursuant to Section 11.03), Pubco shall deliver or cause to be delivered the number of shares of Class A Common Stock deliverable upon such Share Settlement as promptly as practicable (but not later than three Business Days) after the Redemption Date, at the offices of the then-acting registrar and transfer agent of the shares of Class A Common Stock (or, if there is no then-acting registrar and transfer agent of Class A Common Stock, at the principal executive offices of Pubco), registered in the name of the relevant Redeeming Member (or in such other name as is requested in writing by the Redeeming Member), in certificated or uncertificated form, as determined by Pubco; provided, that to the extent the shares of Class A Common Stock are settled through the facilities of The Depository Trust Company, upon the written instruction of the Redeeming Member set forth in the Redemption Notice, Pubco shall use its commercially reasonable efforts to deliver the shares of Class A Common Stock deliverable to such Redeeming Member through the facilities of The Depository Trust Company, to the account of the participant of The Depository Trust Company designated by such Redeeming Member by no later than the close of business on the Business Day immediately following the Redemption Date.

(c) In the event Pubco elects the Cash Settlement in connection with a Redemption, the Redeeming Member may retract its Redemption Notice by giving written notice (the “Retraction Notice”) to the Company (with a copy to Pubco) within three Business Days of delivery of the Election Notice. The timely delivery of a Retraction Notice shall terminate all of the Redeeming Member’s, the Company’s and Pubco’s rights and obligations under this Section 11.01 arising from the Redemption Notice.

(d) In the event of a Share Settlement (i.e., if no Election Notice has been delivered by Pubco) in connection with a Redemption, a Redeeming Member shall be entitled to revoke its Redemption Notice or delay the consummation of a Redemption if any of the following conditions exist:

(i) any registration statement pursuant to which the resale of the Class A Common Stock to be registered for such Redeeming Member at or immediately following the consummation of the Redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective;

(ii) Pubco shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Redemption;

(iii) Pubco shall have exercised its right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Redeeming Member to have its Class A Common Stock registered at or immediately following the consummation of the Redemption;

(iv) the Redeeming Member is in possession of any material non-public information concerning Pubco, the receipt of which results in such Redeeming Member being prohibited or restricted from selling Class A Common Stock at or immediately following the Redemption without disclosure of such information (and Pubco does not permit disclosure of such information);

(v) any stop order relating to the registration statement pursuant to which the Class A Common Stock was to be registered by such Redeeming Member at or immediately following the Redemption shall have been issued by the SEC;

(vi) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A Common Stock is then traded (as determined by the Manager);

(vii) there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Entity that restrains or prohibits the Redemption;

(viii) Pubco shall have failed to comply in all material respects with its obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Redeeming Member to consummate the resale of Class A Common Stock to be received upon such Redemption pursuant to an effective registration statement; or

(ix) the Redemption Date would occur three Business Days or less prior to, or during, a Black-Out Period.

If a Redeeming Member delays the consummation of a Redemption pursuant to this Section 11.01(d), the Redemption Date shall occur on the fifth Business Day following the date on which the condition(s) giving rise to such delay cease to exist (or such earlier day as Pubco, the Company and such Redeeming Member may agree in writing).

(e) The number of shares of Class A Common Stock (or Redeemed Units Equivalent, if applicable) (together with any Corresponding Rights) applicable to any Share Settlement or Cash Settlement shall not be adjusted on account of any distributions previously made with respect to the Redeemed Units or dividends previously paid with respect to Class A Common Stock; provided, however, that if a Redeeming Member causes the Company to redeem Redeemed Units and the Redemption Date occurs subsequent to the record date for any distribution under Section 4.01(a) with respect to the Redeemed Units but prior to payment of such distribution, the Redeeming Member shall be entitled to receive such distribution with respect to the Redeemed Units on the date that it is made notwithstanding that the Redeeming Member Transferred and surrendered the Redeemed Units to the Company prior to such date; provided, further, that a Redeeming Member shall be entitled to receive any and all Tax Distributions that such Redeeming Member otherwise would have received in respect of income allocated to such Member for the portion of any Taxable Year irrespective of whether such Tax Distribution(s) are declared or made after the Redemption Date.

(f) In the case of a Share Settlement, in the event a reclassification or other similar transaction occurs following delivery of a Redemption Notice, but prior to the Redemption Date, as a result of which shares of Class A Common Stock are converted into another security, then a Redeeming Member shall be entitled to receive the amount of such other security (and, if applicable, any Corresponding Rights) that the Redeeming Member would have received if such Redemption Right had been exercised and the Redemption Date had occurred immediately prior to the record date of such reclassification or other similar transaction.

(g) Notwithstanding anything to the contrary contained herein, neither the Company nor Pubco shall be obligated to effectuate a Redemption if such Redemption could (as determined in the sole discretion of the Manager) cause the Company to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code or successor provisions of the Code.

Section 11.02 Election and Contribution of Pubco. Unless the Redeeming Member has timely delivered a Retraction Notice as provided in Section 11.01(c), or has revoked or delayed a Redemption as provided in Section 11.01(d), subject to Section 11.03 on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) Pubco shall make a Capital Contribution to the Company (in the form of the Share Settlement or the Cash Settlement, as determined by Pubco in accordance with Section 11.01(b)), and (ii) in the event of a Share Settlement, the Company shall issue to Pubco a number of Common Units equal to the number of shares of Class A Common Stock contributed to the Company pursuant to this Section 11.02. Notwithstanding any other provisions of this Agreement to the contrary, but subject to Section 11.03, in the event that Pubco elects a Cash Settlement, Pubco shall only be obligated to contribute to the Company an amount in respect of such Cash Settlement equal to the Redeemed Units Equivalent with respect to such Cash Settlement, which in no event shall exceed the amount actually paid by the Company to the Redeeming Member as the Cash Settlement. The timely delivery of a Retraction Notice shall terminate all of the Company’s and Pubco’s rights and obligations under this Section 11.02 arising from the Redemption Notice.

Section 11.03 Direct Exchange Right of Pubco.

(a) Notwithstanding anything to the contrary in this Article XI (without limitation to the rights of the Members under Section 11.01, including the right to revoke a Redemption Notice), Pubco may, in its sole discretion (as determined by at least two of its independent directors (within the meaning of the rules of the Stock Exchange) who are disinterested) (subject to the timing limitations set forth on such discretion in Section 11.01(b)), elect to effect on the Redemption Date the exchange of Redeemed Units for the Share Settlement or the Cash Settlement, as the case may be, through a direct exchange of such Redeemed Units and the Share Settlement or the Cash Settlement, as applicable, between the Redeeming Member and Pubco (a “Direct Exchange”) (rather than contributing the Share Settlement or the Cash Settlement, as the case may be, to the Company in accordance with Section 11.02 for purposes of the Company redeeming the Redeemed Units from the Redeeming Member in consideration of the Share Settlement or the Cash Settlement, as applicable). Upon such Direct Exchange pursuant to this Section 11.03, Pubco shall acquire the Redeemed Units and shall be treated for all purposes of this Agreement as the owner of such Units.

(b) Pubco may, at any time prior to a Redemption Date (including after delivery of an Election Notice pursuant to Section 11.01(b)), deliver written notice (an “Exchange Election Notice”) to the Company and the Redeeming Member setting forth its election to exercise its right to consummate a Direct Exchange; provided, that such election is subject to the limitations set forth in Section 11.01(b) and does not materially prejudice the Company’s ability to consummate a Redemption or Direct Exchange on the Redemption Date. An Exchange Election Notice may be revoked by Pubco at any time; provided, that any such revocation does not materially prejudice the Company’s ability to consummate a Redemption or Direct Exchange on the Redemption Date. The right to consummate a Direct Exchange in all events shall be exercisable for all of the Redeemed Units that would have otherwise been subject to a Redemption.

(c) Except as otherwise provided by this Section 11.03, a Direct Exchange shall be consummated pursuant to the same time frame as the relevant Redemption would have been consummated if Pubco had not delivered an Exchange Election Notice and as follows:

(i) the Redeeming Member shall transfer and surrender, free and clear of all liens and encumbrances, (A) the Redeemed Units and (B) with respect to any Common Units that are Redeemed Units, a number of shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable (together with any Corresponding Rights), equal to the number of Redeemed Units, to the extent applicable, in each case, to Pubco;

(ii) Pubco shall (A) pay to the Redeeming Member the Share Settlement or the Cash Settlement, as applicable, and (B) with respect to any Common Units that are Redeemed Units, cancel and retire for no consideration the shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable (together with any Corresponding Rights), that were Transferred to Pubco pursuant to Section 11.03(c)(i)(y) above; and

(iii) the Company shall (A) in the case of a Cash Settlement, cancel the Redeemed Units and (B) with respect to any Common Units that are Redeemed Units, if the Units are certificated, issue to the Redeeming Member a certificate for a number of Common Units equal to the difference (if any) between the number of Common Units evidenced by the certificate surrendered by the Redeeming Member pursuant to Section 11.03(c)(i)(x) and the Redeemed Units, and issue to Pubco a certificate for the number of Redeemed Units.

Section 11.04 Reservation of Shares of Class A Common Stock; Listing; Pubco Certificate.

(a) At all times Pubco shall reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon a Share Settlement in connection with a Redemption or Direct Exchange, such number of shares of Class A Common Stock as shall be issuable upon any such Share Settlement pursuant to a Redemption or Direct Exchange; provided that nothing contained herein shall be construed to preclude Pubco from satisfying its obligations in respect of any such Share Settlement pursuant to a Redemption or Direct Exchange by delivery of purchased Class A Common Stock (which may or may not be held in the treasury of Pubco) or by way of Cash Settlement. Pubco shall deliver Class A Common Stock that has been registered under the Securities Act with respect to any Share Settlement pursuant to a Redemption or Direct Exchange to the extent a registration statement is effective and available with respect to such shares; provided, all such unregistered shares of Class A Common Stock (if any) shall be entitled to the registration rights set forth in the Registration Rights Agreement if the holders thereof are party to the Registration Rights Agreement and have such rights thereunder. Pubco shall use its commercially reasonable efforts to list the Class A Common Stock required to be delivered upon any such Share Settlement pursuant to a Redemption or Direct Exchange prior to such delivery upon each national securities exchange upon which the outstanding shares of Class A Common Stock are listed at the time of such Share Settlement pursuant to a Redemption or Direct Exchange (it being understood that any such shares may be subject to transfer restrictions under applicable securities Laws). Pubco covenants that all shares of Class A Common Stock issued in connection with a Share Settlement pursuant to a Redemption or Direct Exchange will, upon issuance, be validly issued, fully paid and non-assessable. The provisions of this Article XI shall be interpreted and applied in a manner consistent with any corresponding provisions of the Pubco Certificate.

(b) Prior to any Redemption or Direct Exchange effected pursuant to this Agreement, Pubco shall take all such steps as may be required to cause to qualify for exemption under Rule 16b-3(d) or (e), as applicable, under the Exchange Act, and to be exempt for purposes of Section 16(b) under the Exchange Act, any acquisitions from, or dispositions to, Pubco of equity securities of Pubco (including derivative securities with respect thereto) and any securities that may be deemed to be equity securities or derivative securities of Pubco for such purposes that result from the transactions contemplated by this Agreement, by each officer or director of Pubco, including any director by deputization. The authorizing resolutions shall be approved by either the Corporate Board or a committee thereof composed solely of two or more Non-Employee Directors (as defined in Rule 16b-3) of Pubco (with the authorizing resolutions specifying the name of each such director whose acquisition or disposition of securities is to be exempted and the number of securities that may be acquired and disposed of by each such Person pursuant to this Agreement).

Section 11.05 Effect of Exercise of Redemption or Direct Exchange. This Agreement shall continue notwithstanding the consummation of a Redemption or Direct Exchange by a Member and all rights set forth herein shall continue in effect with respect to the remaining Members and, to the extent the Redeeming Member has a remaining Unit following such Redemption or Direct Exchange, the Redeeming Member. No Redemption or Direct Exchange shall relieve a Redeeming Member, the Company or Pubco of any prior breach of this Agreement by such Redeeming Member, the Company or Pubco.

Section 11.06 Tax Treatment.

(a) Unless otherwise required by applicable Law, the parties hereto acknowledge and agree that a Redemption or a Direct Exchange, as the case may be, shall be treated for U.S. federal and applicable state and local income tax purposes as a sale by the Redeeming Member of its Redeemed Units to Pubco in a transaction to which Section 1001 of the Code applies.

(b) In connection with any Redemption or Direct Exchange, the Redeeming Member shall, to the extent it is legally entitled to deliver such form, deliver to the Manager (in the case of a Direct Exchange) or the Company (in the case of a Redemption) a certificate, dated as of the Redemption Date, in a form reasonably acceptable to the Manager or the Company, as applicable, certifying as to such Redeeming Member’s taxpayer identification number and that such Redeeming Member is not a foreign person for purposes of Section 1445 and Section 1446(f) of the Code (which certificate may be an IRS Form W-9) (such certificate, a “Non-Foreign Person Certificate”). If a Redeeming Member is unable to provide a Non-Foreign Person Certificate in connection with a Redemption or a Direct Exchange, then (i) such Redeeming Member and the Company shall reasonably cooperate to provide any other certification or determination described in applicable Treasury Regulations or otherwise permitted under applicable Law at the time of such Redemption or Direct Exchange, and the Manager or the Company, as applicable, shall be permitted to withhold on the amount realized by such Redeeming Member in respect of such Redemption or Direct Exchange to the extent required under Section 1446(f) of the Code and Treasury Regulations thereunder after taking into account the certificate or other determination provided pursuant to this sentence and (ii) upon request and to the extent permitted under applicable Law, the Company shall deliver a certificate pursuant to Treasury Regulations Section 1.1445-11T(d)(2) certifying that 50 percent or more of the value of the gross assets of the Company does not consist of “U.S. real property interests” (as used in Treasury Regulations

Section 1.1445-11T), or that 90 percent or more of the value of the gross assets of the Company does not consist of “U.S. real property interests” plus “cash or cash equivalents” (as used in Treasury Regulations Section 1.1445-11T); provided, that if the Company is not legally entitled to provide the certificate described in clause (ii) of this Section 11.06(b), the Manager shall be permitted to withhold on the amount realized by such Redeeming Member in respect of such Redemption or Direct Exchange to the extent required under in Section 1445 of the Code and Treasury Regulations.

ARTICLE XII.

ADMISSION OF MEMBERS

Section 12.01 Substituted Members. Subject to the provisions of Article X, in connection with the Permitted Transfer of a Unit hereunder, the Permitted Transferee shall become a Substituted Member on the effective date of such Transfer, which effective date shall not be earlier than the date of compliance with the conditions to such Transfer, and such admission shall be shown on the books and records of the Company, including the Schedule of Members.

Section 12.02 Additional Members. Subject to the provisions of Article X, any Person that is not a Member as of the Effective Date may be admitted to the Company as an additional Member (any such Person, an “Additional Member”) only upon furnishing to the Manager (a) a duly executed Joinder and counterparts to any applicable Other Agreements and (b) such other documents or instruments as may be reasonably necessary or appropriate to effect such Person’s admission as a Member (including entering into such documents as may reasonably be requested by the Manager). Such admission shall become effective on the date on which the Manager determines that such conditions have been satisfied and when any such admission is shown on the books and records of the Company, including the Schedule of Members.

ARTICLE XIII.

WITHDRAWAL AND RESIGNATION; TERMINATION OF RIGHTS

Section 13.01 Withdrawal and Resignation of Members. Except in the event of Transfers pursuant to Section 10.06 and the Manager’s right to resign pursuant to Section 6.03, no Member shall have the power or right to withdraw or otherwise resign as a Member from the Company prior to the dissolution and winding up of the Company pursuant to Article XIV. Any Member, however, that attempts to withdraw or otherwise resign as a Member from the Company without the prior written consent of the Manager upon or following the dissolution and winding up of the Company pursuant to Article XIV, but prior to such Member receiving the full amount of distributions from the Company to which such Member is entitled pursuant to Article XIV, shall be liable to the Company for all damages (including all lost profits and special, indirect and consequential damages) and costs and expenses directly or indirectly caused by the withdrawal or resignation of such Member. Upon a Transfer of all of a Member’s Units in a Transfer permitted by this Agreement, subject to the provisions of Section 10.06, such Member shall cease to be a Member.

ARTICLE XIV.

DISSOLUTION AND LIQUIDATION; DISTRIBUTIONS

Section 14.01 Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members or the attempted withdrawal, removal, dissolution, bankruptcy or resignation of a Member. The Company shall dissolve, and its affairs shall be wound up, upon:

(a) the decision of the Manager together with the written approval of all Members to dissolve the Company;

(b) a dissolution of the Company under Section 18-801(4) of the Delaware Act, unless the Company is continued without dissolution pursuant thereto; or

(c) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Delaware Act.

An Event of Withdrawal shall not in and of itself cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

Section 14.02 Winding up. Subject to Section 14.05, on dissolution of the Company, the Manager shall act as liquidating trustee or may appoint one or more Persons as liquidating trustee (each such Person, a “Liquidator”). The Liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Delaware Act. The costs of liquidation shall be borne as an expense of the Company. Until final distribution, the Liquidators shall, to the fullest extent permitted by applicable Law, continue to operate the properties of the Company with all of the power and authority of the Manager. The steps to be accomplished by the Liquidators are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the Liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the Liquidators shall pay, satisfy or discharge from the Company’s funds, or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent, conditional and unmatured liabilities in such amount and for such term as the Liquidators may reasonably determine), the following: first, all of the debts, liabilities and obligations of the Company owed to creditors other than the Members in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof), including all expenses incurred in connection with the liquidations; and second, all of the debts, liabilities and obligations of the Company owed to the Members (other than any payments or distributions owed to such Members in their capacity as Members pursuant to this Agreement); and

(c) following any payments pursuant to the foregoing Section 14.02(b), all remaining assets of the Company shall be distributed to the Members on a pro rata basis in accordance with each Member’s Percentage Interest by the end of the Taxable Year during which the liquidation of the Company occurs (or, if later, by 90 days after the date of the liquidation); provided, however, that the Company shall not make a distribution to any Member in respect of any Unvested Units.

The distribution of cash and/or property to the Members in accordance with the provisions of this Section 14.02 and Section 14.03 shall constitute a complete return to the Members of their Capital Contributions, a complete distribution to the Members of their interest in the Company and all of the Company’s property and a compromise to which all Members have consented within the meaning of the Delaware Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

Section 14.03 Deferment; Distribution in Kind. Notwithstanding the provisions of Section 14.02, but subject to the order of priorities set forth therein, if upon dissolution of the Company the Liquidators determine that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the Liquidators may, in their sole discretion and to the fullest extent permitted by applicable Law, defer for a reasonable time the liquidation of any assets except those necessary to satisfy the Company’s liabilities (other than loans to the Company by any Member(s)) and reserves. Subject to the order of priorities set forth in Section 14.02, the Liquidators may, in their sole discretion, distribute to the Members, in lieu of cash, either (a) all or any portion of such remaining assets in kind of the Company in accordance with the provisions of Section 14.02(c), (b) as tenants in common and in accordance with the provisions of Section 14.02(c), undivided interests in all or any portion of such assets of the Company or (c) a combination of the foregoing. Any such distributions in kind shall be subject to (y) such conditions relating to the disposition and management of such assets as the Liquidators deem reasonable and equitable and (z) the terms and conditions of any agreements governing such assets (or the operation thereof or the holders thereof) at such time. Any assets of the Company distributed in kind will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Article V. The Liquidators shall determine the Fair Market Value of any property distributed.

Section 14.04 Cancellation of Certificate. On completion of the winding up of the Company as provided herein, the Manager (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation of the Certificate with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that should be canceled and take such other actions as may be necessary to terminate the existence of the Company. The Company shall continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 14.04.

Section 14.05 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Sections 14.02 and 14.03 in order to minimize any losses otherwise attendant upon such winding up.

Section 14.06 Return of Capital. The Liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from assets of the Company).

ARTICLE XV.

GENERAL PROVISIONS

Section 15.01 Power of Attorney.

(a) Each Member hereby constitutes and appoints the Manager (or the Liquidator, if applicable) with full power of substitution, as his or her true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (A) this Agreement, all certificates and other instruments and all amendments thereof which the Manager deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (B) all instruments which the Manager deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (C) all conveyances and other instruments or documents which the Manager deems appropriate or necessary to reflect the dissolution, winding up and termination of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (D) all instruments relating to the admission, substitution or resignation of any Member pursuant to Article XII or XIII; and

(ii) sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of the Manager, to evidence, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Members hereunder or is consistent with the terms of this Agreement, in the reasonable judgment of the Manager, to effectuate the terms of this Agreement.

(b) The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member and the transfer of all or any portion of his, her or its Units and shall extend to such Member’s heirs, successors, assigns and personal representatives.

Section 15.02 Confidentiality.

(a) Each of the Members (other than Pubco) agrees to hold the Company’s Confidential Information in confidence and may not disclose or use such information except as otherwise authorized separately in writing by the Manager. With respect to each Member, Confidential Information does not include information that: (i) is rightfully in the possession of such Member and not subject to any confidentiality or use restrictions at the time of disclosure by the Company; (ii) before or after it has been disclosed to such Member by the Company, becomes part of public knowledge not as a result of any action or inaction of such Member in violation of this Agreement; (iii) is approved for release by written authorization of the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company or of Pubco, or any Officer; or (iv) is disclosed to such Member or their representatives by a third party not, to the knowledge of such Member, after due inquiry, in violation of any obligation of confidentiality owed to the Company with respect to such information.

(b) Solely to the extent it is reasonably necessary or appropriate to fulfill its obligations or to exercise its rights under this Agreement, each of the Members may disclose Confidential Information to its Subsidiaries, Affiliates, partners, directors, officers, employees, counsel, advisers, consultants, outside contractors and other agents, on the condition that such Persons keep the Confidential Information confidential to the same extent as such Member is required to keep the Confidential Information confidential; provided that such Member shall remain liable with respect to any breach of this Section 15.02 by any such Subsidiaries, Affiliates, partners, directors, officers, employees, counsel, advisers, consultants, outside contractors and other agents (as if such Persons were party to this Agreement for purposes of this Section 15.02).

(c) Notwithstanding Section 15.02(a) or Section 15.02(b), each of the Members may disclose Confidential Information (i) to the extent that such Member is required by Law (by oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes) to disclose any of the Confidential Information, provided that, to the extent permitted by applicable Law, such Member promptly notifies the Manager of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure, (ii) for purposes of reporting to its stockholders and direct and indirect equity holders (each of whom are bound by customary confidentiality obligations) the performance of the Company and its Subsidiaries and for purposes of including applicable information in its financial statements to the extent required by applicable Law or applicable accounting standards; or (iii) to any bona fide prospective purchaser of the equity or assets of a Member, or the Common Units held by such Member (provided that, in each case, that such Member determines in good faith that such prospective purchaser would be a Permitted Transferee), or a prospective merger partner of such Member (provided that such Persons will be informed by such Member of the confidential nature of such information and shall agree in writing to keep such information confidential in accordance with the contents of this Agreement); provided that, if such Confidential Information includes any trade secrets, such Confidential Information may only be disclosed pursuant to clause (iii) of this Section 15.02(c) at the discretion of the Manager. Notwithstanding any of the foregoing, nothing in this Section 15.02 will restrict in any manner the ability of Pubco to comply with its disclosure obligations under Law, and the extent to which any Confidential Information is necessary or desirable to disclose.

Section 15.03 Amendments. Except as otherwise contemplated by this Agreement, this Agreement may be amended or modified upon the written consent of the Manager, together with the written consent of the holders of a majority of the Common Units then outstanding (excluding all Common Units held directly or indirectly by Pubco); provided, that at any time the aggregate number of Common Units outstanding (as adjusted to appropriately reflect any split, reverse split, dividend, reorganization, reclassification, combination, recapitalization or other like change) (excluding all Common Units held directly or indirectly by Pubco) is less than 25% of the number of Common Units outstanding as of the date of this Agreement (excluding all Common Units held directly or indirectly by Pubco), this Agreement may be amended or modified upon the written consent of the Manager only. Notwithstanding the foregoing, no amendment or modification:

(a) to this Section 15.03 may be made without the prior written consent of the Manager and each of the Members;

(b) to any of the terms and conditions of this Agreement which terms and conditions expressly require the approval or action of certain Persons may be made without obtaining the consent of the requisite number or specified percentage of such Persons who are entitled to approve or take action on such matter; and

(c) to any of the terms and conditions of this Agreement which would (i) reduce the amounts distributable to a Member pursuant to Articles IV and XIV in a manner that is not pro rata with respect to all Members, (ii) increase the liabilities of such Member hereunder, (iii) otherwise materially and adversely affect a holder of Units (with respect to such Units) in a manner materially disproportionate to any other holder of Units of the same class or series (with respect to such Units) (other than amendments, modifications and waivers necessary to implement the provisions of Article XII) or (iv) materially and adversely affect the rights of any Member under Section 3.03, Section 3.04, Section 7.01, Section 7.04, Article X or Article XI, shall be effective against such affected Member or holder of Units, as the case may be, without the prior written consent of such Member or holder of Units, as the case may be.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 15.03, the Manager may make any amendment (i) of an administrative nature that is necessary in order to implement the substantive provisions hereof, without the consent of any other Member; provided, that any such amendment does not adversely change the rights of the Members hereunder in any respect, (ii) to reflect any changes to the Class A Common Stock, Class V-1 Common Stock or Class V-3 Common Stock or the issuance of any other capital stock of Pubco or (iii) as described and in accordance with Section 3.05(a) or Section 3.09(e).

Section 15.04 Title to Company Assets. Company assets shall be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such assets of the Company or any portion thereof. The Company shall hold title to all of its property in the name of the Company and not in the name of any Member. All assets of the Company shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such assets is held. The Company’s credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for, or in payment of, any individual obligation of any Member.

Section 15.05 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more parties to one or more of the other parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the party or parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or email (not including out-of-office messages). Such communications shall be sent to the respective parties at the following street addresses or email addresses or at such other street address or email address for a party as shall be specified for such purpose in a notice given in accordance with this Section 15.05:

To the Company or Pubco:

Symbotic Holdings LLC

200 Research Drive

Wilmington, MA 01887

Attention:         Corey Dufresne

Email:               cdufresne@symbotic.com

with a copy (which copy shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

1870 Embarcadero Road

Palo Alto, California 94303

Attention:         Robert W. Downes

  George Sampas

  Matthew B. Goodman

Email:               downesr@sullcrom.com

  sampasg@sullcrom.com

  goodmanm@sullcrom.com

To the Members: as set forth on Schedule 1.

Section 15.06 Binding Effect; Intended Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.07 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Profits, Losses, distributions, capital or property of the Company other than as a secured creditor.

Section 15.08 Waiver. No failure by any party hereto to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 15.09 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 15.10 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT AND ALL PROCEEDINGS AGAINST ANY PARTY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED, GOVERNED BY, AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, INCLUDING ITS STATUTES OF LIMITATIONS, WITHOUT REGARD TO ANY BORROWING STATUTE THAT WOULD RESULT IN THE APPLICATION OF THE STATUTE OF LIMITATIONS OF ANY OTHER JURISDICTION OR THE CONFLICTS OF LAWS PROVISIONS, RULES OR PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PROVISIONS, RULES OR PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the parties agrees that: (i) it shall bring any proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the proceeding is vested exclusively in the United States federal courts, such proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, (D) mailing of process or other papers in connection with any such proceeding in the manner provided in Section 15.05 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 15.10(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 15.10(C).

Section 15.11 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 15.12 Further Action. The parties hereto shall execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.13 Right of Offset. Whenever the Company or Pubco is to pay any sum (other than pursuant to Article IV) to any Member, any amounts that such Member owes to the Company or Pubco which are not the subject of a good faith dispute may be deducted from that sum before payment. For the avoidance of doubt, the distribution of Units to Pubco shall not be subject to this Section 15.13.

Section 15.14 Entire Agreement. This Agreement, those documents expressly referred to herein (including the the Registration Rights Agreement and the Tax Receivable Agreement), any indemnity agreements entered into in connection with or following the Original Agreement with any member of the board of directors at that time and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. For the avoidance of doubt, the Original Agreement is superseded by this Agreement as of the Effective Date and shall be of no further force and effect thereafter.

Section 15.15 Remedies. Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any Law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Law.

IN WITNESS WHEREOF, the undersigned have duly executed and delivered or caused to be duly executed and delivered on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

COMPANY:

SYMBOTIC HOLDINGS LLC

By:
Name:
Title:

[Signature Page to Second Amended and Restated Limited Liability Company Agreement]

SCHEDULE 1

SCHEDULE OF MEMBERS

[See attached]

Member	Common Units	Initial Capital Account	Contact Information for Notice
1.	—	—	—
2.	—	—	—
3.	—	—	—
4.	—	—	—
5.	—	—	—
6.	—	—	—
7.	—	—	—
8.	—	—	—
9.	—	—	—
10.	—	—	—
11.	—	—	—
12.	—	—	—
Total	—	—	—

*

This Schedule of Members shall be updated from time to time to reflect any adjustment with respect to any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Common Units, or to reflect any additional issuances of Common Units pursuant to this Agreement.

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of                 , 20     (this “Joinder”), is delivered pursuant to that certain Second Amended and Restated Limited Liability Company Agreement, dated as of [                ], 202[●] (as amended, restated, amended and restated or otherwise modified from time to time, the “LLC Agreement”), of Symbotic Holdings LLC, a Delaware limited liability company (the “Company”), by and among the Company, Symbotic Inc., a Delaware corporation, and the managing member of the Company (“Pubco”), and each of the Members from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the LLC Agreement.

1.

Joinder to the LLC Agreement. Upon the due execution and delivery of this Joinder by the undersigned, the undersigned hereby is admitted as and hereafter will be a Member under the LLC Agreement and a party thereto, with all the rights, privileges and responsibilities of a Member thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the LLC Agreement as if it had been a signatory thereto as of the date thereof.

2.	Incorporation by Reference. All terms and conditions of the LLC Agreement are hereby incorporated by reference into this Joinder as if set forth herein in full.

3.	Address. All notices under the LLC Agreement to the undersigned shall be directed to:

[Name]

[Address]

[City, State, Zip Code]

Attn:

Facsimile:

Email:

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW MEMBER]

By:
Name:
Title:

Acknowledged and agreed

as of the date first set forth above:

SYMBOTIC HOLDINGS LLC

By: SYMBOTIC INC., its Managing Member

By:
Name:
Title:

Exhibit B

LIST OF INITIAL OFFICERS

•	Richard B. Cohen, Chief Executive Officer and President

•	Thomas Ernst, Chief Financial Officer and Treasurer

•	Corey Dufresne, General Counsel and Secretary

•	William Boyd, Chief Strategy Officer and Assistant Treasurer

•	Jacob Gearwar, Vice President, Finance and Assistant Treasurer

•	Kevin Heimlich, Controller

Exhibit C-1

FORM OF AGREEMENT AND CONSENT OF SPOUSE

The undersigned spouse or equivalent of                      (the “Member”), a party to that certain Second Amended and Restated Limited Liability Company Agreement, dated as of [                ], 202[●] (as amended, restated, amended and restated or otherwise modified from time to time, the “LLC Agreement”), of Symbotic Holdings LLC, a Delaware limited liability company (the “Company”), by and among the Company, Symbotic Inc., a Delaware corporation, and the managing member of the Company, and each of the Members from time to time party thereto (capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Agreement), acknowledges on his or her own behalf that:

I have read the Agreement and understand its contents. I acknowledge and understand that under the Agreement, any interest I may have, community property or otherwise, in the Units owned by the Member is subject to the terms of the Agreement, which include certain restrictions on Transfer.

I hereby consent to and approve the Agreement. I agree that said Units and any interest I may have, community property or otherwise, in such Units are subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement on said Units or any interest I may have, community property or otherwise, in said Units.

I hereby acknowledge that the meaning and legal consequences of the Agreement have been explained fully to me and are understood by me, and that I am signing this Agreement and consent without any duress and of free will.

Dated: _____________________________

[NAME OF SPOUSE]

By:
Name:

Exhibit C-2

FORM OF SPOUSE’S CONFIRMATION OF SEPARATE PROPERTY

I, the undersigned, the spouse or equivalent of                      (the “Member”), who is a party to that certain Second Amended and Restated Limited Liability Company Agreement, dated as of [                ], 202[●] (as amended, restated, amended and restated or otherwise modified from time to time, the “LLC Agreement”), of Symbotic Holdings LLC, a Delaware limited liability company (the “Company”), by and among the Company, Symbotic Inc., a Delaware corporation, and the managing member of the Company (“Pubco”), and each of the Members from time to time party thereto (capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Agreement), acknowledge and confirm that the Units owned by said Member are the sole and separate property of said Member, and I hereby disclaim any interest in same.

I hereby acknowledge that the meaning and legal consequences of this Member’s spouse’s confirmation of separate property have been fully explained to me and are understood by me, and that I am signing this Member’s spouse’s confirmation of separate property without any duress and of free will.

Dated: _____________________________

[NAME OF SPOUSE]

By:
Name:

ANNEX O

FORWARD PURCHASE AGREEMENT

This Forward Purchase Agreement (this “Agreement”) is entered into as of March 8, 2021 by and among SVF Investment Corp. 3, a Cayman Islands exempted company (the “Company”), and the party listed as the purchaser on the signature page hereof (the “Purchaser”).

RECITALS

WHEREAS, the Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”);

WHEREAS, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 (the “Registration Statement”) for its initial public offering (“IPO”) of Class A ordinary shares, par value $0.0001 per share (the “Class A Share(s)”) at a price of $10.00 per Class A Share;

WHEREAS, following the closing of the IPO (the “IPO Closing”), the Company will seek to identify and consummate a Business Combination; and

WHEREAS, the parties wish to enter into this Agreement, pursuant to which, (i) immediately prior to the closing of the Company’s initial Business Combination (the “Business Combination Closing”), the Company shall issue and sell, and the Purchaser shall purchase, on a private placement basis, $150,000,000 of Class A Shares, at a price of $10.00 per Class A Share (the “Forward Purchase Shares”) on the terms and conditions set forth herein, and (ii) at any time subsequent to the date of the consummation of the IPO (but in no event later than immediately prior to the consummation of the Company’s initial Business Combination), the Purchaser may, at its election, purchase in the aggregate from the Company, and the Company shall issue and sell to the Purchaser, on a private placement basis, up to additional $50,000,000 of Class A Shares, at a price of $10.00 per Class A Share, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Sale and Purchase.

(a) Forward Purchase Shares.

(i). Committed Purchase. Immediately prior to the Business Combination Closing, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, an aggregate of $150,000,000 of Forward Purchase Shares (10,000,000 Forward Purchase Shares) (the “Committed Purchase”) upon written notice from the Company to the Purchaser specifying instructions for wiring the Committed Purchase Price and the anticipated date of Business Combination Closing, as promptly as practicable after the date hereof and no later than five (5) business days prior to such time as any definitive agreement with respect to a Business Combination is executed by the Company (a “Committed Purchase Election Notice”). The obligation to consummate the Committed Purchase set forth in this Section 1(a)(i) shall not be assignable or transferable by the Purchaser.

(ii). Additional Purchase. At any time subsequent to the date of the consummation of the IPO (but in no event later than immediately prior to the Business Combination Closing), the Purchaser may, at its election, purchase up to an additional $50,000,000 of Forward Purchase Shares (5,000,000 Forward Purchase Shares) (the “Additional Purchase”). The Additional Purchase shall be effectuated, if at all and at the Purchaser’s election, in one or more private placements of Forward Purchase Shares. The closing of any such private placement shall occur as soon as practicable but no later than five (5) business days after the Purchaser shall have issued a notice (an “Additional Purchase Election Notice”) to the Company electing to consummate all or such portion of the Additional Purchase. Any Additional Purchase as set forth in this Section 1(a)(ii) shall be proportionately allocated to the Purchaser by multiplying the aggregate amount of such Additional Purchase by a fraction, (x) the numerator of which is the amount committed by that Purchaser for the purchase of Forward Purchase Shares as part of the Committed Purchase, and (y) the denominator of which is $150,000,000. The right to consummate the Additional Purchase as set forth in this Section 1(a)(ii) shall be transferable or assignable by the Purchaser to the extent set forth in Section 6. If a partial exercise occurs of the Additional Purchase amount, the remainder will continue to exist as a right of the Purchaser.

(iii). In connection with a Committed Purchase, the Company shall deliver written notice to the Purchaser as early as practicable, and in any case at least ten (10) Business Days before the funding of the purchase price for the Committed Purchase to the Escrow Account (defined below), specifying the anticipated date of the Business Combination Closing, the aggregate purchase price for the Committed Purchase, which should not be less than $150,000,000, and instructions for wiring the purchase price for the Committed Purchase to an account (the “Escrow Account”) of a third-party escrow agent, which shall be the Company’s transfer agent (the “Escrow Agent”), pursuant to an escrow agreement between the Company and the Escrow Agent (the “Escrow Agreement”). Two (2) Business Days before the anticipated date of the Business Combination Closing specified in such written notice, the Purchaser shall deliver the purchase price for the Committed Purchase in cash via wire transfer of immediately available funds to the account specified in such written notice, to be held in escrow in the Escrow Account pending the Business Combination Closing. If the Business Combination Closing does not occur within thirty (30) days after the Purchaser deliver the purchase price for the Committed Purchase to the Escrow Agent, the Escrow Agreement will provide that the Escrow Agent shall automatically return to the Purchaser the purchase price, provided that the return of the purchase price placed in escrow shall not terminate the Agreement or otherwise relieve either party of any of its obligations hereunder. The Purchaser agrees that it shall cooperate in good faith and use reasonable best efforts to effect the funding of the purchase price for the Committed Purchase on such notice as necessary to facilitate the consummation of the proposed Business Combination. For the purposes of this Agreement, “Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York, New York.

(iv). No later than two (2) Business Days following receipt of the Additional Election Purchase Notice, the Company shall deliver a written notice to the Purchaser specifying the aggregate purchase price for the Additional Purchase and instructions for wiring the purchase price for the Additional Purchase to an account. The Purchaser shall deliver the purchase price for the Additional Purchase in cash via wire transfer of immediately available funds to the account specified in such written notice, to be held in escrow, as early as practicable and by no event later than five (5) Business Days after the Additional Purchase Election Notice is received.

(b) Delivery of Forward Purchase Shares.

(i). The Company shall register the Purchaser as the owner of the Forward Purchase Shares purchased by the Purchaser hereunder in the register of members of the Company and with the Company’s transfer agent by book entry on or promptly after (but in no event more than two (2) Business Days after) the date of the Forward Closing (as defined below).

(ii). Each register and book entry for the Forward Purchase Shares purchased by the Purchaser hereunder shall contain a notation, and each certificate (if any) evidencing the Forward Purchase Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS.”

(c) Legend Removal. If the Forward Purchase Shares are eligible to be sold without restriction under, and without the Company being in compliance with the current public information requirements of, Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), then at the Purchaser’s request, the Company will, at its sole expense, cause the Company’s transfer agent to remove the legend set forth in Section 1(b)(ii) hereof. In connection therewith, if required by the Company’s transfer agent, the Company will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent, that authorize and direct the transfer agent to transfer such Forward Purchase Shares without any such legend; provided, however, that the Company will not be required to deliver any such opinion, authorization or certificate or direction if it reasonably believes that removal of the legend could reasonably be expected to result in or facilitate transfers of Forward Purchase Shares in violation of applicable law.

(d) Registration Rights. The Purchaser shall have registration rights with respect to the Forward Purchase Shares as set forth on Exhibit A (the “Registration Rights”).

2.	Representations and Warranties of the Purchaser. The Purchaser, severally and not jointly, represents and warrant to the Company as follows, as of the date hereof:

(a) Organization and Power. The Purchaser is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation (if the concept of “good standing” is a recognized concept in such jurisdiction) and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b) Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute the valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights may be limited by applicable federal or state securities laws.

(c) Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Purchaser in connection with the consummation of the transactions contemplated by this Agreement.

(d) Compliance with Other Instruments. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of its organizational documents, if applicable, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Purchaser, in each case (other than clause (i)), which would have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement.

(e) Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Company, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Forward Purchase Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of law. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Forward Purchase Shares. If the Purchaser was formed for the specific purpose of acquiring the Forward Purchase Shares, each of its equity owners is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or any government or any department or agency thereof.

(f) Disclosure of Information. The Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering and sale of the Forward Purchase Shares, as well as the terms of the IPO, with the Company’s management.

(g) Restricted Securities. The Purchaser understands that the offer and sale of the Forward Purchase Shares to the Purchaser have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Forward Purchase Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Forward Purchase Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Forward Purchase Shares, for resale, except pursuant to the Registration Rights. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Forward Purchase Shares, and requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser acknowledges that the Company filed the Registration Statement for the IPO with the SEC. The Purchaser understands that the offering of the Forward Purchase Shares hereunder is not, and is not intended to be, part of the IPO, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act with respect to such offering of the Forward Purchase Shares.

(h) No Public Market. The Purchaser understands that no public market now exists for the Forward Purchase Shares, and that the Company has made no assurances that a public market will ever exist for the Forward Purchase Shares.

(i) High Degree of Risk. The Purchaser understands that its agreement to purchase the Forward Purchase Shares involves a high degree of risk which could cause the Purchaser to lose all or part of its investment.

(j) Accredited Investor. The Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(k) Foreign Investors. If any Purchaser is not a United States person (as defined by Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended), such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Forward Purchase Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Forward Purchase

Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Forward Purchase Shares. The Purchaser’s subscription and payment for and continued beneficial ownership of the Forward Purchase Shares will not violate any applicable securities or other laws of the Purchaser’s jurisdiction.

(l) No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Forward Purchase Shares.

(m) Residence. The principal place of business of the Purchaser is the office located at the address of such Purchaser set forth on the signature page hereof.

(n) Non-Public Information. The Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of material non-public information relating to the Company.

(o) Adequacy of Financing. The Purchaser has, or will have, from and after receipt of capital commitments not subject to opt-out rights (or for which the party with such opt-out rights has agreed to fund in respect of this Agreement) in an aggregate amount not less than the FPS Purchase Price, available to it sufficient funds to satisfy its obligations under this Agreement.

(p) Affiliation of Certain FINRA Members. The Purchaser is neither a person associated nor affiliated with any underwriter of the IPO or, to its actual knowledge, any other member of the Financial Industry Regulatory Authority (“FINRA”) that is participating in the IPO.

(q) No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 2 and in any certificate or agreement delivered pursuant hereto, none of the Purchaser nor any person acting on behalf of the Purchaser nor any of the Purchaser’s affiliates (the “Purchaser Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Purchaser and the offering, sale and purchase of the Forward Purchase Shares, and the Purchaser Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Company in Section 3 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Purchaser Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Company, any person on behalf of the Company or any of the Company’s affiliates (collectively, the “Company Parties”).

3.	Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows:

(a) Incorporation and Corporate Power. The Company is an exempted company duly incorporated and validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company has no subsidiaries.

(b) Capitalization. The authorized share capital of the Company consists, as of the date hereof, of:

(i).	200,000,000 Class A Shares, none of which are issued and outstanding;

(ii).

20,000,000 Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Shares”), 5,750,000 of which are issued and outstanding; and all of the outstanding Class B ordinary shares of the Company have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable laws; and

(iii).	1,000,000 preference shares, none of which are issued and outstanding.

(c) Authorization. All corporate action required to be taken by the Company’s Board of Directors and shareholders in order to authorize the Company to enter into this Agreement, and to issue the Forward Purchase Shares has been taken or will be taken prior to the closing of the Committed Purchase and any Additional Purchase (each, a “Forward Closing”). All action on the part of the shareholders, directors and officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the Forward Closing, and the issuance and delivery of the Forward Purchase Shares. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights may be limited by applicable federal or state securities laws.

(d) Valid Issuance of Securities. The Forward Purchase Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and registered in the register of members of the Company, will be validly issued, fully paid and nonassessable and free of all preemptive or similar rights, liens, encumbrances and charges with respect to the issue thereof and restrictions on transfer other than restrictions on transfer specified under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in this Agreement and subject to the filings described in Section 3(e) below, the Forward Purchase Shares will be issued in compliance with all applicable federal and state securities laws.

(e) Governmental Consents and Filings. Assuming the accuracy of the representations and warranties made by the Purchaser in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for any filings pursuant to Regulation D of the Securities Act, applicable state securities laws, and pursuant to the Registration Rights.

(f) Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company will not result in any violation or default (i) of any provisions of the Company’s memorandum and articles of association, as they may be amended from time to time (the “Articles”) or its other governing documents, (ii) of any instrument, judgment, order, writ or decree to which the Company is a party or by which the Company is bound, (iii) under any note, indenture or mortgage to which the Company is a party or by which the Company is bound, (iv) under any lease, agreement, contract or purchase order to which the Company is a party or by which the Company is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Company, in each case (other than clause (i)) which would have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement.

(g) Operations. As of the date hereof, the Company has not conducted, and prior to the IPO Closing the Company will not conduct, any operations other than organizational activities and activities in connection with the IPO and offerings of the Forward Purchase Shares.

(h) Foreign Corrupt Practices. Neither the Company, nor, to the knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of

1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(i) Compliance with Anti-Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and all applicable U.S. and non-U.S. anti-money laundering laws, rules and regulations, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the USA Patriot Act of 2001 and the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(j) Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company’s officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such.

(k) No General Solicitation. Neither the Company, nor any of its officers, directors, employees, agents or shareholders has either directly or indirectly, including through a broker or finder, (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Forward Purchase Shares.

(l) No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 3 and in any certificate or agreement delivered pursuant hereto, none of the Company Parties has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Company, the offering, sale and purchase of the Forward Purchase Shares, the IPO or a potential Business Combination, and the Company Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchaser in Section 2 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Company Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by any of the Purchaser Parties.

4.	Additional Agreements, Acknowledgements and Waivers of the Purchaser.

(a) Trust Account.

(i). The Purchaser hereby acknowledges that it is aware that the Company will establish a trust account (the “Trust Account”) for the benefit of its public shareholders upon the IPO Closing. The Purchaser, for itself and its affiliates, hereby agrees that it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, or any other asset of the Company as a result of any liquidation of the Company, except for redemption and liquidation rights, if any, the Purchaser may have in respect of any Class A Shares issued in the IPO (the “Public Shares”) held by it.

(ii). The Purchaser hereby agrees that it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have now or in the future, except for redemption and liquidation rights, if any, such Purchaser may have in respect of any Public Shares held by it. In the event a Purchaser has any Claim against the Company under this Agreement, such Purchaser shall not pursue such Claim against the Trust Account or against the property or any monies in the Trust Account, except for redemption and liquidation rights, if any, such Purchaser may have in respect of any Public Shares held by it.

(b) No Short Sales. The Purchaser hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will engage in any Short Sales with respect to securities of the Company prior to the Business Combination Closing. For purposes of this Section 4(b), “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

5.	Additional Agreements of the Company.

(a) No Material Non-Public Information. The Company agrees that no information provided to the Purchaser in connection with this Agreement will, upon the IPO Closing, constitute material non-public information of the Company.

(b) Nasdaq Listing. The Company will use commercially reasonable efforts to effect and maintain the listing of the Class A Shares on the Nasdaq (or another national securities exchange).

(c) No Amendments to the Articles. The amended and restated memorandum and articles of association of the Company will be in substantially the same form of Exhibit B hereto and will not be amended in any material respect prior to the IPO Closing without the Purchaser’s prior written consent.

6.

Transfer. All of the Purchaser’s rights and obligations hereunder with respect to the Committed Purchase and Additional Purchase (including the Purchaser’s right to exercise the Additional Purchase) may be transferred or assigned, at any time and from time to time, but in no event later than immediately prior to the Business Combination Closing, and in whole or in part, to any entity that is an affiliate of SoftBank Group Corp., but not to other third parties (each such transferee or assignee, a “Transferee”). Upon any such transfer or assignment:

(a) the applicable Transferee shall execute a signature page to this Agreement, substantially in the form of the Purchaser’s signature page hereto (the “Joinder Agreement”), which shall reflect the number of Forward Purchase Shares such Transferee shall have the right to purchase (the “Transferee Securities”), and, upon such execution, such Transferee shall have all the same rights and obligations of the Purchaser hereunder with respect to the Transferee Securities, and references herein to the “Purchaser” shall be deemed to refer to and include any such Transferee with respect to such Transferee and to its Transferee Securities; provided, that any representations, warranties, covenants and agreements of the Purchaser and any such Transferee shall be several and not joint and shall be made as to the Purchaser or any such Transferee, as applicable, as to itself only; and

(b) upon a Transferee’s execution and delivery of a Joinder Agreement, the number of Forward Purchase Shares permitted to be purchased by the Purchaser hereunder shall be reduced by the total number of Forward Purchase Shares permitted to be purchased by the applicable Transferee pursuant to the applicable Joinder Agreement, which reduction shall be evidenced by the Purchaser and the Company amending Schedule A to this Agreement to reflect each transfer and updating the “Number of Forward Purchase Shares”, and “Aggregate Purchase Price for Forward Purchase Shares” on the Purchaser’s signature page hereto to reflect such reduced number of Forward Purchase Shares. For the avoidance of doubt, this Agreement need not be amended and restated in its entirety, but only Schedule A and the Purchaser’s signature page hereto need be so amended and updated and executed the Purchaser and the Company upon the occurrence of any such transfer of Transferee Securities.

7.	Lock-up.

(a) The Purchaser agrees that it shall not Transfer (as defined below) any Class A Shares until the earlier of (A) one year after the Business Combination Closing and (B) the date following the Business Combination Closing on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s ordinary shareholders having the right to exchange their ordinary shares of the Company for cash, securities or other property. Notwithstanding the foregoing, if, subsequent to a Business Combination, the closing price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination Closing, the Class A Shares shall be released from the lockup referenced herein. For purposes of this Sections 7, “Transfer” shall mean the (x) sale of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position (within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder) with respect to, any of the Securities (excluding any pledges in the ordinary course of business for bona fide financing purposes or as part of prime brokerage arrangements), (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Securities, whether any such transaction is to be settled by delivery of such Securities, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clause (x) or (y).

8.	Forward Closing Conditions.

(a) The obligation of the Purchaser to purchase the Forward Purchase Shares at a Forward Closing under this Agreement shall be subject to the fulfillment, at or prior to such Forward Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Purchaser:

(i). With respect to a Forward Closing for a Committed Purchase of Forward Purchase Shares occurring on the date of the Business Combination Closing, the Business Combination shall be consummated concurrently with the purchase of the Forward Purchase Shares;

(ii). With respect to a Forward Closing for an Additional Purchase of Forward Purchase Shares, the Purchaser shall not have delivered to the Company a revocation of the Additional Purchase Election Notice, as applicable, with respect to such Additional Purchase;

(iii). The Company shall have delivered to the Purchaser a certificate evidencing the Company’s good standing as a Cayman Islands exempted company;

(iv). The representations and warranties of the Company set forth in Section 3 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Forward Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement;

(v). The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to such Forward Closing; and

(vi). No order, writ, judgment, injunction, decree, determination, or award shall have been entered or threatened by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect or threatened, preventing the purchase by the Purchaser of the Forward Purchase Shares.

(b)	The obligation of the Company to sell the Forward Purchase Shares at a Forward Closing under this Agreement shall be subject to the fulfillment, at or prior to such Forward Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Company:

(i).

With respect to a Forward Closing for a Committed Purchase of Forward Purchase Shares occurring on the date of the Business Combination Closing, the Business Combination shall be consummated concurrently with the purchase of the Forward Purchase Shares;

(ii).

With respect to a Forward Closing for an Additional Purchase of Forward Purchase Shares, the Purchaser shall not have delivered to the Company a revocation of the Additional Purchase Election Notice, as applicable, with respect to such Additional Purchase;

(iii).

The representations and warranties of the Purchaser set forth in Section 2 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of such Forward Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement;

(iv).

The Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to such Forward Closing; and

(v).

No order, writ, judgment, injunction, decree, determination, or award shall have been entered or threatened by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect or threatened, preventing the purchase by the Purchaser of the Forward Purchase Shares.

9.	Termination. This Agreement may be terminated at any time:

(a)	by mutual written consent of the Company and the Purchaser; or

(b)	automatically,

(i).	if the IPO is not consummated on or prior to twelve months from the date of this Agreement; or

(ii).	if the Business Combination is not consummated within 24 months from the IPO Closing, or such later date as may be approved by the Company’s shareholders in accordance with the Articles.

In the event of any termination of this Agreement pursuant to this Section 9, the Forward Purchase Price (and interest thereon, if any), if previously paid, shall be promptly returned to the Purchaser, in accordance with written instructions provided by the Purchaser to the Company, and thereafter this Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or the Company and their respective directors, officers, employees, partners, managers, members, or shareholders and all rights and obligations of each of the parties shall cease; provided, however, that nothing contained in this Section 9 shall relieve either party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement. Section 4(a) shall survive termination of this Agreement.

10.	General Provisions.

(a) Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile (if any) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications sent to the Company shall be sent to: SVF Investment Corp. 3, 1 Circle Star Way, San Carlos, California 94070 Attn: Legal, email: legal@softbank.com, with a copy to the Company’s counsel at: Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022, Attn: Christian O. Nagler, Esq. and Steve Lin, Esq., email: cnagler@kirkland.com and steve.lin@kirkland.com, fax: (212) 446-4900. All communications to the Purchaser shall be sent to the Purchaser’s addresses as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 10(a).

(b) No Finder’s Fees. Other than fees payable to the underwriters of the IPO or any other investment bank or financial advisor who assists the Company in sourcing targets for a Business Combination, which fees shall be the responsibility of the Company, each of the parties represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

(c) Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the consummation of the transactions contemplated by this Agreement or the termination hereof.

(d) Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

(e) Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f) Assignments. Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party.

(g) Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(h) Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i) Governing Law. This Agreement, the entire relationship of the parties hereto, and any dispute between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by,

construed in accordance with, and interpreted pursuant to the laws of the State of New York, without giving effect to its choice of laws principles.

(j) Jurisdiction. The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in state courts of New York or the United States District Court for the Southern District of New York, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(k) Waiver of Jury Trial. The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.

(l) Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except with the prior written consent of the Company and the Purchaser.

(m) Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(n) Expenses. Each of the Company and the Purchaser will be responsible for payment of its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. The Company shall be responsible for the fees of its transfer agent; stamp taxes and all of The Depository Trust Company’s fees associated with the issuance of the Forward Purchase Shares.

(o) Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

(p) Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(q) Confidentiality. Except as may be required by law, regulation or applicable stock exchange listing requirements, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by the Company, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.

(r) Specific Performance. The Purchaser agrees that irreparable damage may occur in the event any provision of this Agreement was not performed by the Purchaser in accordance with the terms hereof and that the Company shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

PURCHASER:
SVF II SPAC Investment 3 (DE) LLC		Address for Notices:

1 Circle Star Way, San Carlos, CA 94070, USA

By:	/s/ Ian McLean
Name:	Ian McLean	Attention: Legal team
Title:	Manager	Email: legal@softbank.com

[Signature Page to Forward Purchase Agreement]

COMPANY:

SVF INVESTMENT CORP. 3

By:	/s/ Ioannis Pipilis
Name:	Ioannis Pipilis
Title:	Chairman and Chief Executive Officer

[Signature Page to Forward Purchase Agreement]

SCHEDULE A

SCHEDULE OF TRANSFERS OF FORWARD PURCHASE SHARES

The following transfers of a portion of the original number of Forward Purchase Shares have been made:

Purchaser
		Number of	Revised
		Forward	Forward
		Purchase	Purchase
Date of		Shares	Share
Transfer	Transferee	Transferred	Amount

TO BE EXECUTED UPON ANY ASSIGNMENT OR FINAL DETERMINATION OF FORWARD PURCHASE SHARES:

Schedule A as of                 ,                 , accepted and agreed to as of this day of                 , by:

SVF INVESTMENT CORP. 3

By:

By:
Name:
Title:

EXHIBIT A

Registration Rights

1. Within one-hundred and eighty (180) days after the Business Combination Closing, the Company shall use reasonable best efforts (i) to file a registration statement on Form S-3 for a secondary offering (including any successor registration statement covering the resale of the Registrable Securities, a “Resale Shelf”) of (x) the Class A Shares and (y) any other equity security of the Company issued or issuable with respect to the securities referred to in clause (x) by way of a share capitalization or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, for so long as such securities are held by the Purchaser or its assignees under the Agreement (each, a “Holder”), the “Registrable Securities”) pursuant to Rule 415 under the Securities Act; provided that if Form S-3 is unavailable for such a registration, the Company shall register the resale of the Registrable Securities on another appropriate form and undertake to register the Registrable Securities on Form S-3 as soon as such form is available, (ii) to cause the Resale Shelf to be declared effective under the Securities Act promptly thereafter, but in no event later than sixty (60) days after the initial filing of the Resale Shelf, and (iii) to maintain the effectiveness of such Resale Shelf with respect to the Registrable Securities until the earliest of (A) the date on which such securities are no longer Registrable Securities and (B) the date all of the Registrable Securities covered by the Resale Shelf can be sold publicly without restriction or limitation under Rule 144 under the Securities Act and without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act.

2. The Holders may, after the Resale Shelf becomes effective, deliver a written notice to the Company (the “Underwritten Offering Notice”) specifying that the sale of some or all of the Registrable Securities subject to the Resale Shelf is intended to be conducted through a firm commitment underwritten offering (an “Underwritten Offering”); provided, however, that the Holders of Registrable Securities may not, without the Company’s prior written consent, (i) launch an Underwritten Offering the anticipated gross proceeds of which shall be less than $10,000,000 (unless the Holders are proposing to sell all of their remaining Registrable Securities), (ii) launch more than three Underwritten Offerings at the request of the Holders within any three-hundred sixty-five (365) day-period or (iii) launch an Underwritten Offering within the period commencing fourteen (14) days prior to and ending two (2) days following the Company’s scheduled earnings release date for any fiscal quarter or year. In the event of an Underwritten Offering, the Holders representing a majority-in-interest of the Registrable Securities to be included in such Underwritten Offering shall select the managing underwriter(s) for the Underwritten Offering; provided that the choice of such managing underwriter(s) shall be subject to the consent of the Company, which is not to be unreasonably withheld, conditioned or delayed. If the underwriter(s) for any Underwritten Offering pursuant to this paragraph 2 of this Exhibit A (each, a “Secondary Offering”) advise the Company and the Holders that, in their good faith opinion, marketing factors require a limitation on the number of securities that may be included in such Secondary Offering, the number of securities to be so included shall be allocated as follows: (i) first, to the Holders that have requested to participate in such Secondary Offering, allocated pro rata among such Holders on the basis of the percentage of the Registrable Securities requested to be included in such Secondary Offering by such Holders, and (ii) second, to the holders of any other securities of the Company that have been requested to be so included.

3. Upon receipt of prior written notice by any Holder that they intend to effect a sale of Registrable Securities held by them as are then registered pursuant to the Resale Shelf, the Company shall use its reasonable best efforts to cooperate in such sale (whether or not such sale constitutes an Underwritten Offering), including by amending or supplementing the prospectus related to such Resale Shelf as may be reasonably requested by such Holder for so long as such Holder holds Registrable Securities.

4. In the event the Company is prohibited by applicable rule, regulation or interpretation by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from registering all of the Registrable Securities on the Resale Shelf or the Staff requires that any Holder be specifically identified as an “underwriter” in order to permit such registration statement to become effective, and such Holder does not consent in writing to being so named as an underwriter in such registration statement, the number of Registrable Securities to be registered on the Resale Shelf will be reduced on a pro rata basis among all Holders to be so included, unless otherwise required by the Staff, so that the number of Registrable Securities to be registered is permitted by the Staff and such Holder is not required to be named as an “underwriter”; provided, that any Registrable Securities not registered due to this paragraph 4 shall thereafter as soon as allowed by the SEC guidance be registered to the extent the prohibition no longer is applicable.

5. If at any time the Company proposes to file a registration statement (a “Registration Statement”) on its own behalf, or on behalf of any other Persons who have registration rights (“Other Holders”), relating to an Underwritten Offering of ordinary shares (a “Company Offering”), then the Company will provide the Holders with notice in writing (an “Offer Notice”) at least three (3) Business Days prior to such filing, which Offer Notice will offer to include in the Registration Statement the Registrable Securities held by each Holder (the “Piggyback Securities”). Within three (3) Business Days after receiving the Offer Notice, each Holder may make a written request (a “Piggyback Request”) to the Company to include some or all of such Holder’s Registrable Securities in the Registration Statement. If the underwriter(s) for any Company Offering advise the Company that, in their good faith opinion, marketing factors require a limitation on the number of securities that may be included in the Company Offering, the number of securities to be so included shall be allocated as follows: (i) first, to the Company and the Other Holders, if any; and (ii) second, to the Holders and any other holders of similar piggyback rights, based pro rata on the value of the securities requested to be sold in such Company Offering by each requesting holder.

6. In connection with any Underwritten Offering, the Company shall enter into such customary agreements and take all such other actions in connection therewith (including those requested by Holders representing a majority-in-interest of the Registrable Securities to be included in such Underwritten Offering) in order to facilitate the disposition of such Registrable Securities as are reasonably necessary or required, and in such connection enter into a customary underwriting agreement that provides for customary opinions, comfort letters and officer’s certificates and other customary deliverables.

7. The Company shall pay all fees and expenses incident to the performance of or compliance with its obligation to prepare, file and maintain the Resale Shelf (including the fees of its counsel and accountants). The Company shall also pay all Registration Expenses. For purposes of this paragraph 7, “Registration Expenses” shall mean the out-of-pocket expenses of any Secondary Offering and any Company Offering, including, without limitation, the following: (i) all registration and filing fees (including fees with respect to filings required to be made with FINRA and any securities exchange on which the Registrable Securities are then listed); (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities); (iii) printing, messenger, telephone and delivery expenses; (iv) reasonable fees and disbursements of counsel for the Company; (v) reasonable fees and disbursements of all independent registered public accountants of the Company; and (vi) reasonable fees and expenses of one (1) legal counsel selected by Holders representing a majority-in-interest of the Registrable Securities participating in any such Secondary Offering not to exceed $75,000 per Secondary Offering, but shall not include any incremental selling expenses relating to the sale of Registrable Securities, such as underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs and, other than as set forth in clause (vi) of this paragraph 7, the fees and expenses of any legal counsel representing the Holders; and provided that the Company shall only be responsible for expenses under clause (vi) with respect to two Secondary Offerings in any consecutive three-hundred sixty-five (365) day-period.

8. The Company may suspend the use of a prospectus included in the Resale Shelf by furnishing to the Holders a written notice (“Suspension Notice”) stating that in the good faith judgment of the Company, it would be either (i) prohibited by the Company’s insider trading policy (as if the Holders were covered by such policy) or (ii) materially detrimental to the Company and its shareholders for such prospectus to be used at such time. The Company’s right to suspend the use of such prospectus under clause (ii) of the preceding sentence may be exercised for a period of not more than ninety (90) days after the date of such notice to the Holders; provided such period may be extended for an additional thirty (30) days with the consent of Holders representing a majority-in-interest of the Registrable Securities, which consent shall not be unreasonably withheld; provided further, that such right to suspend the use of a prospectus shall be exercised by the Company not more than once in any twelve (12) month period. The Holders shall not effect any sales of Registrable Securities pursuant to the Resale Shelf at any time after they have received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). The Holders may recommence effecting sales of the Registrable Securities pursuant to the Resale Shelf following further written notice to such effect (an “End of Suspension Notice”) from the Company to the Holders. The Company shall act in good faith to permit any suspension period contemplated by this paragraph 8 to be concluded as promptly as reasonably practicable.

9. The Holders agree that, except as required by applicable law, the Holders shall treat as confidential the receipt of any Suspension Notice (provided that in no event shall such notice contain any material nonpublic information of the Company) hereunder and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of the Company until such time as the information contained therein is or becomes public, other than as a result of disclosure by a Holder of Registrable Securities in breach of the terms of this Agreement.

10. The Company shall indemnify and hold harmless the Holders, their respective directors and officers, partners, members, managers, employees, agents, and representatives and each person, if any, who controls a Holder within the meaning of the Securities Act and the Exchange Act and any agent thereof (collectively, “Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), promptly as incurred, arising out of, based upon or resulting from any untrue statement or alleged untrue statement of any material fact contained in the Resale Shelf (or any amendment or supplement thereto), the related prospectus, or any amendment or supplement thereto, or arise out of, are based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company shall not be liable in any such case or to any Indemnified Person to the extent that any such Loss arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission or so made in reliance upon or in conformity with information furnished by or on behalf of such Indemnified Person in writing specifically for use in the preparation of the Resale Shelf, the related prospectus, or any amendment or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Person, and shall survive the transfer of such securities by the Purchaser.

11. The Company’s obligation under paragraph 1 of this Exhibit A is subject to each Holder’s furnishing to the Company in writing such information as the Company reasonably requests for use in connection with the Resale Shelf, the related prospectus, or any amendment or supplement thereto. Each Holder shall indemnify the Company, its officers, directors, managers, employees, agents and representatives, and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of material fact contained in the Resale Shelf, the related prospectus, or any amendment or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such Holder expressly for inclusion in such Resale Shelf, related prospectus or amendment or supplement thereto, as applicable; provided that the obligation to indemnify shall be individual, not joint and several, and shall be limited to the net amount of proceeds received by the applicable Holder from the sale of Registrable Securities pursuant to the Resale Shelf.

12. The Company shall cooperate with the Holders, to the extent the Registrable Securities become freely tradable, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Resale Shelf and enable such certificates to be in such denominations or amounts, as the case may be, as the Holders may reasonably request and registered in such names as each Holder may request.

13. If requested by Holders representing a majority-in-interest of the Registrable Securities, the Company shall as soon as practicable, subject to any Suspension Notice, (i) incorporate in a prospectus supplement or post-effective amendment such information as each Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by Holders representing a majority-in-interest of the Registrable Securities.

14. As long as Registrable Securities are outstanding, the Company, at all times while it shall be reporting under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act, and to promptly furnish the Holders with true and complete copies of all such filings, unless filed through the SEC’s EDGAR system. The Company further covenants that it shall take such further action as the Holders may reasonably request, all to the extent required from time to time, to enable the Holders to sell the Class A Shares held by the Holders without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions, to the extent such exemption is available to the Purchaser at such time. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

EXHIBIT B

Form of Amended and Restated Memorandum and Articles of Association of the Company

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

The Cayman Islands Companies Act (2021 Revision) does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. SVF 3’s Articles provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect as determined by a court of competent jurisdiction.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, SVF 3 has been advised that, in the opinion of the Securities and Exchange Commission (the “SEC”), indemnification of directors, officers or persons controlling the registrant for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Registrant’s Proposed Charter and Proposed Bylaws provide that the Post-Combination Company will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or a person for whom such person is the legal representative is or was a director or officer of the Post-Combination Company or, while serving as a director or officer of the Post-Combination Company, is or was serving at the request of the Post-Combination Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan, fund, other enterprise or nonprofit entity.

The Registrant’s Proposed Bylaws provide for mandatory indemnification to the fullest extent permitted by applicable law against all expenses (including attorney’s fees), judgments, fines, ERISA excise taxes or penalties and amounts paid in settlements.

The Registrant’s Proposed Charter eliminates the liability of a director of the Post-Combination Company to the fullest extent under applicable law. Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”), a corporation may eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

These provisions may be held not to be enforceable for certain violations of the federal securities laws of the United States.

The Registrant’s directors and executive officers are covered by insurance maintained by SVF 3 against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. In addition, SVF 3 has entered into contracts with its directors and executive officers providing indemnification of such directors and executive officers by SVF 3 to the fullest extent permitted by law, subject to certain limited exceptions.

Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description

2.1†	Agreement and Plan of Merger, dated as of December 12, 2021, by and among Warehouse, SVF 3, Symbotic Holdings and Merger Sub (included as Annex A to this proxy statement/prospectus).

3.1	Amended and Restated Memorandum of Association (included as Annex F to this proxy statement/prospectus).

3.2	Form of the Post-Combination Company’s Charter (included as Annex B to this proxy statement/prospectus).

3.3	Form of the Post-Combination Company’s Bylaws (included as Annex C to this proxy statement/prospectus).

3.4**	Form of Certificate of Domestication of the Registrant.

4.1	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Registrant’s registration statement on Form S-1 filed with the SEC on February 5, 2021).

5.1**	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being registered.

10.1	Private Placement Shares Purchase Agreement, dated March 8, 2021, between the Registrant and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 12, 2021).

10.2	Investment Management Trust Agreement, dated March 8, 2021, between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 12, 2021).

10.3	Registration and Shareholder Rights Agreement, dated March 8, 2021, between the Registrant and the Sponsor (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 12, 2021).

10.4	Letter Agreement, dated March 8, 2021, among the Registrant, the Sponsor and each director and executive officer of the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 12, 2021).

10.5	Administrative Services Agreement, dated March 8, 2021, between the Registrant and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 12, 2021).

10.6	Forward Purchase Agreement, dated March 8, 2021, between the Registrant and SVF II SPAC Investment 3 (DE) LLC (included as Annex O to this proxy statement/prospectus).

10.7	Indemnity Agreement, dated March 8, 2021, between the Registrant and Ioannis Pipilis (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 12, 2021).

10.8	Indemnity Agreement, dated March 8, 2021, between the Registrant and Navneet Govil (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 12, 2021).

Exhibit	Description

10.9	Indemnity Agreement, dated March 8, 2021, between the Registrant and Michael Carpenter (incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 12, 2021).

10.10	Indemnity Agreement, dated March 8, 2021, between the Registrant and Michael Tobin (incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K filed with the SEC on March 12, 2021).

10.11	Securities Subscription Agreement, dated December 14, 2020, between the Registrant and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registrant’s registration statement on Form S-1 filed with the SEC on February 5, 2021).

10.12	Promissory Note, dated December 14, 2020, between the Registrant and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form S 1 filed with the SEC on February 5, 2021).

10.13	Form of Tax Receivable Agreement, by and among the Registrant, Symbotic Holdings and certain equityholders of Symbotic Holdings (included as Annex K to this proxy statement/prospectus).

10.14	Form of Amended and Restated Registration Rights Agreement, by and among the Registrant, certain equityholders of the Registrant named therein and certain unitholders of Warehouse named therein (included as Annex L to this proxy statement/prospectus).

10.15	Form of Subscription Agreement (included as Annex M to this proxy statement/prospectus).

10.16†	Equityholders Support Agreement (included as Annex G to this proxy statement/prospectus).

10.17†	Sponsor Letter Agreement, dated as of December 12, 2021, by and among the Registrant, its officers and directors, Warehouse and the Sponsor (included as Annex I to this proxy statement/prospectus).

10.18†	Sponsor Support Agreement, dated as of December 12, 2021, by and among the Registrant, its officers and directors, Warehouse and the Sponsor (included as Annex H to this proxy statement/prospectus).

10.19†	Unit Purchase Agreement, dated as of December 12, 2021, by and among the Registrant, Warehouse, Symbotic Holdings, and the sellers named therein (included as Annex J to this proxy statement/prospectus).

10.20	Loan Agreement, dated as of August 10, 2021, between the Registrant and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2021).

10.21	Amendment Letter, dated as of November 9, 2021, between the Registrant and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2021).

10.22	Indemnity Agreement, dated as of August 10, 2021, between the Registrant and the Sponsor (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on January 26, 2022).

10.23	Form of New Symbotic Holdings LLC Agreement (included as Annex N to this proxy statement/prospectus).

10.24	Form of Symbotic Inc. 2022 Omnibus Incentive Compensation Plan (included as Annex D to this proxy statement/prospectus).

10.25	Form of Symbotic Inc. 2022 Employee Stock Purchase Plan (included as Annex E to this proxy statement/prospectus).

Exhibit	Description

10.26**	Symbotic LLC / Warehouse Technologies, LLC 2012 Value Appreciation Plan.

10.27**	Symbotic LLC / Symbotic Canada ULC / Warehouse Technologies LLC Amended and Restated 2018 Long Term Incentive Plan.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of Marcum LLP.

23.2	Consent of Grant Thornton LLP.

23.3**	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page to the proxy statement/prospectus which forms part of this registration statement).

99.1**	Form of Preliminary Proxy Card.

99.2	Consent of Richard B. Cohen.

99.3	Consent of Rollin Ford.

99.4	Consent of Charles Kane.

99.5	Consent of Todd Krasnow.

99.6	Consent of Vikas J. Parekh.

99.7	Consent of Merline Saintil.

99.8	Consent of Michael Rhodin.

101.INS**	Inline XBRL Instance Document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

107	Filing Fee Table

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

**	To be filed by amendment.

Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

J.

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on February 4, 2022.

SVF Investment Corp. 3

By:	/s/ Ioannis Pipilis
Name: Ioannis Pipilis
Title: Chairman and Chief Executive Officer

Each person whose signature appears below constitutes and appoints each of Ioannis Pipilis and Navneet Govil, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated:

Signature	Title	Date

/s/ Ioannis Pipilis Ioannis Pipilis	Chairman and Chief Executive Officer	February 4, 2022

/s/ Navneet Govil Navneet Govil	Director and Chief Financial Officer	February 4, 2022

/s/ Michael Carpenter Michael Carpenter	Director	February 4, 2022

/s/ Michael Tobin Michael Tobin	Director	February 4, 2022

/s/ Cristiana Falcone Cristiana Falcone	Director	February 4, 2022